Form 20-F
period 2014-12-31
MOL Global, Inc.
filed 2015-04-30
CIK 1604929

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-36637

MOL GLOBAL, INC.

(Exact name of Registrant as specified in its charter)

N/A

(translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Lot 07-03 & 08-03 Level 7 & 8 Berjaya Times Square

No. 1, Jalan Imbi 55100 Kuala Lumpur, Malaysia

(Address of principal executive offices)

Ramesh Pathmanathan

+603 2082 1251

rameshp@mol.com

Lot 07-03 & 08-03 Level 7 & 8 Berjaya Times Square

No. 1, Jalan Imbi 55100 Kuala Lumpur, Malaysia

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American depositary shares, each representing one ordinary share	The NASDAQ Global Market
Ordinary shares, par value $1.00 per share*	The NASDAQ Global Market

*	Not for trading, but only in connection with the listing on the NASDAQ Global Market of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 67,504,435 ordinary shares, par value USD 1.00 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such a shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                 Accelerated filer  ☐                Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT

Unless otherwise indicated or the context otherwise requires, references in this annual report to:

•	“7-Eleven Malaysia” are to 7-Eleven Malaysia Sdn. Bhd., which owns and operates or franchises to other operators all 7-Eleven convenience stores in Malaysia, a wholly-owned subsidiary of 7-Eleven Malaysia Holdings Berhad;

•	“ADSs” are to American depositary shares, each of which represents one ordinary share;

•	“BNM” are to Bank Negara Malaysia, the central bank of Malaysia;

•	“Game Sultan” are to our wholly-owned subsidiary, Sihirli Kule Bilgi Sistemleri Ltd., which operates the micropayment system Game Sultan, a product that is substantially similar to MOLPoints and is included in references to “MOLPoints” throughout this annual report;

•	“MDV” are to Malaysia Debt Ventures Berhad;

•	“MMOG.asia” are to our online games portal, which is operated by MyCNX Holdings (M) Sdn Bhd;

•	“MOL,” “we,” “us,” “our company” and “our” are to MOL Global, Inc. and its subsidiaries;

•	“MOL Ventures” are to MOL Ventures Pte. Ltd. (previously known as MOL Global Pte. Ltd.);

•	“MOLPay” are to our payments solution for online merchants, which is operated in Malaysia and Indonesia by our 51%-owned subsidiary, MOLPay Sdn. Bhd., and our NganLuong payments solution for online merchants in Vietnam, which is operated by our 50%-owned subsidiary NganLuong Joint Stock Company; and

•	“MOLPoints” are to our MOLPoints micropayments system, our Game Sultan micropayments system for the Turkish market and our EasyTOPUP micropayments system for the Thai market, and the payments credits issued through each of our micropayment systems;

Certain of our subsidiaries are referred to in this annual report using the conventions set forth in the table under Item 4.C. “Information on the Company – Organizational Structure – Corporate Structure”.

All references in this annual report to

•	“Malaysian Ringgit” or “MYR” are to Ringgit Malaysia, the lawful currency of Malaysia;

•	“Rp.” are to Indonesian Rupiah, the lawful currency of Indonesia

•	“S$” are to Singapore dollars, the lawful currency of Singapore;

•	“THB” are to Thai Bhat, the lawful currency of Thailand; and

•	“U.S. dollar” or “$” are to United States dollars, the lawful currency of the United States;

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in Item 3.D. “Key Information - Risk Factors” Item 4. “Information on the Company”, and Item 5. “Operating and Financial Review and Prospects”. Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

In some cases, you can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our anticipated growth strategies;

•	our future business development, results of operations and financial conditions;

•	expected changes in our revenues and certain cost or expense items;

•	our ability to attract customers and further enhance our brand recognition; and

•	trends and competition in the industries in which we operate; and general economic and business conditions in the regions where we provide our solutions and services.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in Item 3.D. “Key Information—Risk Factors” Item 4. “Information on the Company”, and Item 5. “Operating and Financial Review and Prospects”. and other sections in this annual report. You should thoroughly read this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

PART I

ITEM 1.	Identity of Directors, Senior Management and Advisers.

Not applicable.

ITEM 2.	Offer Statistics and Expected Timetable.

Not applicable.

ITEM 3.	Key Information.

A.	Selected financial data.

The following table presents the selected consolidated financial information of our company. Our summary consolidated statements of profit or loss data for the years ended December 31, 2012, 2013 and 2014, summary consolidated statements of financial position data as of December 31, 2012, 2013 and 2014 and summary consolidated statements of cash flow data presented below for the years ended December 31, 2012, 2013 and 2014 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our summary consolidated statements of profit or loss data for the year ended December 31, 2011, summary consolidated statements of financial position data as of December 31, 2011 and summary consolidated statements of cash flow data presented below for the year ended December 31, 2011 have been derived from our audited consolidated financial statements not included in this annual report. We have not included financial information for the year ended December 31, 2010, as such information is not available on a basis that is consistent with the consolidated financial information for the years ended December 31, 2011, 2012, 2013 and 2014 and cannot be obtained without unreasonable effort or expense. Our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our selected consolidated financial data also includes adjusted EBITDA, which is a non-IFRS measure that is not required by, or presented in accordance with, IFRS, but is included because we believe it is indicative of our operating performance and used by investors and analysts to evaluate companies in our industry. Our historical results are not necessarily indicative of results expected for future periods.

You should read the summary consolidated financial information in conjunction with our consolidated financial statements and related notes and Item 5. “Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for future periods.

	For the year ended December 31,
	2011	2012	2013		2014
	(MYR in millions, except per share data)
Summary Consolidated Statements of Profit or Loss
Revenue	63.2	95.6	171.5	(1)	202.7
Direct cost and other ancillary expenses	(32.0)	(48.2)	(70.0	)(1)	(94.4)
Employee expenses	(10.2)	(16.5)	(31.0)		(52.2)
Depreciation and amortization expenses	(3.6)	(6.9)	(20.6)		(24.4)
Marketing, advertising and promotion expenses	(1.2)	(1.8)	(8.3)		(6.1)
Communication and travelling expenses	(2.4)	(3.0)	(5.7)		(7.9)
Office related expenses	(1.9)	(2.4)	(3.9)		(4.3)
Other operating expenses	(2.8)	(3.8)	(6.7)		(32.2)

Profit/(Loss) from operations	9.1	12.9	25.4		(18.8)

	For the year ended December 31,
	2011	2012	2013	2014
	(MYR in millions, except per share data)
Other income	3.0	0.9	2.5	7.6
Non-operating expenses	—	(1.6)	(3.0)	—
Finance costs	(2.7)	(2.9)	(5.1)	(6.0)
Share of results of associates	1.0	(0.0)	(0.0)	(0.1)

Profit/(Loss) before tax	10.4	9.4	19.8	(17.3)
Income tax expense	(2.2)	(3.4)	(1.2)	(0.6)

Profit/(Loss) for the year	8.2	6.0	18.7	(17.9)

Profit/(Loss) for the year attributable to owners of the company	8.2	4.7	12.0	(21.6)
Profit/(Loss) for the year attributable to non-controlling interests	(0.1)	1.3	6.7	3.7

Earnings/(Loss) per share
Basic (sen)(2)	13.97	8.01	20.39	(35.28)
Diluted (sen)(2)	13.97	8.01	20.39	(35.28)

Note:

(1)	As disclosed in our interim reports on Form 6-K (File No. 001-36637) furnished to the SEC on December 2, 2014 and concurrently with the filing of this annual report, as a result of certain accounting errors in connection with the financial results of NganLuong, our subsidiary in Vietnam which we acquired in March 2013, our revenue and direct cost and other ancillary expenses for 2013 are each overstated by MYR4.3 million, with no other line items being affected. However we have determined not to restate our financial statements for 2013 because the adjustments are not material to our consolidated financial statements as a whole. See Item 3.D. “Key Information – Risk Factors – Risks Relating to Our Business – Certain errors were identified in our consolidated statements of profit or loss and other comprehensive income for three month periods ended March 31, 2013, June 30, 2013, September 30, 2013, December 31, 2013, March 31, 2014, June 30, 2014 and September 30, 2014, the six month periods ended June 30, 2013 and 2014, and the year ended December 31, 2013.”
(2)	Sen is a unit of Malaysian currency. One hundred sen equal one Malaysian Ringgit.

	As of December 31,
	2011	2012	2013	2014
	(MYR in millions)

Summary Consolidated Statements of Financial Position Data
Cash and cash equivalents	5.4	32.1	49.7	150.6
Total current assets	60.3	97.4	127.0	293.2
Intangible assets	21.1	62.4	138.9	164.4
Total assets	92.1	174.3	282.9	481.4
Total current liabilities	70.8	124.5	204.7	178.9
Total liabilities	71.1	134.5	217.9	192.3

	For the year ended December 31,
	2011	2012	2013	2014
	(MYR in millions)
Summary Consolidated Statements of Cash Flows Data
Net cash from/(used in) operating activities	(3.3)	23.9	54.0	20.8
Net cash used in investing activities	(12.5)	(3.3)	(60.6)	(59.5)
Net cash from financing activities	18.0	6.3	27.3	133.4
Net increase in cash and cash equivalents	2.1	27.0	20.7	94.7
Cash and cash equivalents at beginning of year	3.2	5.4	32.1	49.7
Effect on exchange rate changes	0.1	(0.3)	(3.0)	6.1
Cash and cash equivalents at end of year	5.4	32.1	49.7	150.6

	For the year ended December 31,
	2011	2012	2013	2014
Summary Operating Data
Volume (MYR in millions)
MOLPoints(1)	175.3	371.8	589.3	715.6
MOLReloads(2)	923.6	1,063.5	1,214.0	1,368.6
MOLPay(3)	18.0	68.1	144.3	354.5
MMOG.asia(4)(5)	29.1	27.4	32.2	21.8

MOLPoints active registered paying users(6) (number)	312,596	383,766	1,007,344	1,035,233
MOLPoints transactions (number)	6,198,339	10,905,409	20,843,529	28,097,949

MOLReloads active retailers(7) (number)	40,076	32,239	37,204	38,795
MOLPay online merchants (number)	916	1,205	3,455	3,805
MMOG.asia active paying users(4)(8) (number)	116,120	107,264	110,826	56,865
MMOG.asia AVPPU(4)(9) (MYR)	250.5	255.0	290.9	383.6

Notes:

(1)	MOLPoints volume is the total retail value of content purchased through redemption of vouchers for games and other digital content provided by content providers using MOLPoints during the period. Volume comprises (i) volume from registered consumer members, which is the total volume of content purchased through redemptions of MOLPoints in registered MOLPoints accounts during a period; (ii) consumer direct purchase volume, which is the total volume of content purchased by end-users through redemptions of MOLPoints directly from content providers during a period without creating a registered MOLPoints account; and (iii) direct channel volume, which is the total volume of content purchased through redemptions of MOLPoints during a period by cybercafés and distributors that redeem MOLPoints for digital content that the cybercafés and distributors sell to end-users. MOLPoints volume tends to be significantly greater than MOLPoints revenue, which excludes amounts that we pay to digital content providers pursuant to our revenue sharing arrangements.
(2)	MOLReloads volume is the total retail value of pre-paid mobile airtime distributed by MOLReloads during a period. MOLReloads volume tends to be significantly greater than MOLReloads revenue, which excludes amounts that we pay to mobile airtime providers pursuant to our revenue sharing arrangements.
(3)	MOLPay volume is the total value of payments processed by MOLPay during a period. MOLPay volume tends to be significantly greater than MOLPay revenue, which excludes amounts paid to financial institutions.
(4)	We acquired our initial equity interest of approximately 80% in MyCNX, which operates MMOG.asia, in November 2012 and increased our interest in MyCNX to 100% in May 2014. The information presented for MMOG.asia as of and for the years ended December 31, 2011 and 2012 includes the period prior to the acquisition. The actual volume for MMOG.asia for the period after the acquisition in 2012 was MYR3.0 million.
(5)	MMOG.asia volume is the total retail value of content sold by MMOG.asia during the preceding twelve months.
(6)	MOLPoints active registered paying users is the number of unique MOLPoints accounts that have been used to purchase or redeem MOLPoints during the preceding twelve-month period.
(7)	MOLReloads active retailers is the total of number of MOLReloads terminals in Malaysia and Thailand as of the end of the period, in each case which have sold at least one MOLReloads e-voucher during the preceding twelve months, and the number of individual distributors in the Philippines as of the end of the period, who have sold at least one MOLReloads e-voucher during the preceding month.
(8)	MMOG.asia active paying users is the number of unique MMOG.asia accounts that have been used to purchase game points on MMOG.asia during the preceding twelve-month period.
(9)	MMOG.asia average volume per paying user, or AVPPU, is equal to total volume for a preceding twelve month period divided by the number of active paying users as of the end of the period.

Adjusted EBITDA

We present adjusted EBITDA, which is a non-IFRS financial measure. You should not consider adjusted EBITDA as a substitute for or superior to net profit prepared in accordance with IFRS. Furthermore, because adjusted EBITDA is not determined in accordance with IFRS, it is susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

We present adjusted EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by the age and book depreciation of fixed and intangible assets (affecting relative depreciation and amortization expenses), changes in foreign exchange rates that impact financial assets and liabilities denominated in currencies other than our functional currency (affecting unrealized gain/(loss) on foreign exchange and realized gain/(loss) on foreign exchange), variations in capital structures (affecting interest income and interest expenses) provision for impairment loss on inventories and trade and other receivables, share of results of operation of associates, effect of remeasurement of equity interest in associates, acquisition related costs and tax positions (affecting income tax expenses) (such as the impact on periods or companies of changes in effective tax rates), IPO expenses and professional fees which are non-recurring. In addition, adjusted EBITDA excludes reversal for impairment on inventories and trade receivables inventory and intangible assets written off and the non-cash impact employee share based compensation and changes in the fair value of derivative, that, in each case, we do not believe reflect the underlying performance of our business.

Some limitations of adjusted EBITDA are that:

•	adjusted EBITDA does not reflect income tax payments that may represent a reduction in cash available to us; and

•	adjusted EBITDA does not include other income, other expense and foreign exchange gains and losses.

The following table reconciles adjusted EBITDA to profit/(loss) for the year.

	For the year ended December 31,
	2011	2012	2013	2014
	(MYR in millions)
Profit/(Loss) for the year	8.2	6.0	18.7	(17.9)
Plus:
Total depreciation and amortization	3.6	6.9	20.6	24.4
Impairment loss on trade and other receivables	0.2	—	0.6	1.3
Impairment loss on inventories	—	—	—	0.5
Reversal for impairment on trade receivables	—	—	—	(0.1)
Reversal for impairment of inventories	—	—	—	(0.0)
Share of results of associates	(1.0)	0.0	0.0	0.1
Inventory written off	—	—	0.7	0.0
Intangible assets written off	—	—	0.1	0.1
Development expenditure written off	—	—	—	0.2
Property, plant and equipment written off	—	—	—	0.0
Bad debt written off	—	—	—	0.2
Unrealized (gain)/loss on foreign exchange	—	—	(0.4)	3.4
Realized (gain)/loss on foreign exchange	(0.8)	(0.7)	0.2	0.6
Effect of remeasurement of equity interest in associates	—	1.6	—	—
Derivative fair value adjustment	—	—	3.0	(3.7)
Interest income	(0.0)	(0.4)	(0.8)	(1.5)
Interest expense	2.7	2.9	5.1	6.0
Income tax expense	2.2	3.4	1.2	0.6
Share based compensation expenses	—	—	—	15.7
Acquisition related costs	—	—	—	1.1
IPO expenses	—	—	—	13.6
Professional fees	—	—	—	2.4
Adjusted EBITDA	15.1	19.7	49.0	46.9

EXCHANGE RATE INFORMATION

A substantial portion of our operations are conducted in Malaysia, a significant amount of our revenues are denominated in MYR and our consolidated financial statements are presented in MYR. This annual report contains translations of MYR amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from MYR to U.S. dollars and from U.S. dollars to MYR in this annual report were made at a rate of MYR3.4950 to $1.00, the noon buying rate in The City of New York for cable transfers of MYR as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2014. We make no representation that any MYR or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or MYR, as the case may be, at any particular rate, at the rates stated below, or at all. The Malaysian government imposes control over its foreign currency reserves in part through direct regulation of the conversion of MYR into foreign exchange and through restrictions on foreign trade. On April 24, 2015, the noon buying rate was MYR3.5820 to $1.00.

The following table sets forth, for the periods indicated, information concerning exchange rates between the Malaysian Ringgit and the U.S. dollar based on the noon buying rate in New York City as certified for customs purposes by the Federal Reserve Bank of New York. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(MYR per U.S. Dollar)

2010	3.0820	3.2129	3.0820	3.4420
2011	3.1690	3.0558	2.9370	3.2090
2012	3.0570	3.0751	2.9940	3.1980
2013	3.2770	3.1686	2.9620	3.3330
2014	3.4950	3.2800	3.1465	3.4970
October	3.2895	3.2677	3.2390	3.2895
November	3.3810	3.3454	3.3160	3.3810
December	3.4950	3.4768	3.4210	3.4970
2015
January	3.6290	3.5847	3.5150	3.6290
February	3.6100	3.5972	3.5400	3.6400
March	3.7020	3.6793	3.6240	3.7290
April (through April 24, 2014)	3.5820	3.6481	3.5820	3.7050

Source: Federal Reserve Bank of New York

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors

Risks Related to Our Business

We face significant competition in the markets in which we operate, and we may fail to successfully compete against current or future competitors.

We face competition from other payments system operators as well as banks, telecommunications operators and other companies in each of our product lines and in each of the countries in which we operate. MOLPoints competes primarily with game operators, online retailers of digital content, global micropayment providers and aggregators, and local micropayment providers on the basis of its ability to attract and retain online game players and other consumers, which in turn depends on MOLPoints’ ability to attract content providers and distribution channels. MOLReloads competes primarily with online and offline sellers of mobile airtime and operators of payment terminal networks on the basis of transaction processing speed, convenience, coverage, network size, accessibility, availability, reliability, price and after-sales service. MOLPay competes primarily with retail banks, non-traditional payment services providers (such as retailers), electronic payment system operators as well as other companies that provide various forms of payment services, primarily on the basis of transaction processing speed, convenience, network size, accessibility, reliability and price. MOLWallet is expected to compete with online and mobile payment service providers and other e-wallet providers, primarily on the basis of transaction processing speed, convenience, network size, accessibility, reliability and price. Certain of the financial institutions we use for clearing and settlement services are also our competitors and provide payment processing services to online merchants. In addition, in recent years, many of our competitors have substantially expanded their online payment services capabilities.

MMOG.asia, our online games portal, competes with game operators and other providers of leisure activities, primarily on the basis of the quality and features of its online games, its operational infrastructure and expertise, the strength of its product management approach, and the services offered to enhance game players’ experience.

There are limited barriers to entry for new companies wishing to enter our industries. In addition, many of our competitors are larger than us and may have greater financial, management or operating resources than us, or have more experience in the geographic markets in which we compete with them. If we are unable to compete effectively in each of our product and geographic markets, our business, financial condition and results of operations will be adversely affected.

We depend on certain of our distribution partners.

We depend on our relationships with certain physical distribution partners, each of which has distributed our products that accounted for a substantial proportion of our revenues in recent years. For 2012, 2013 and 2014, we derived 37.5%, 23.8% and 22.8%, respectively, of our revenue from the distribution of products at 7-Eleven Malaysia’s convenience stores, which represented 63.6%, 51.4% and 52.5% respectively, of our revenue for Malaysia. For 2012, 2013 and 2014, we derived 81.1% and 78.3% and 69.5% respectively, of our revenue in Thailand from sales through Advance Mpay Co. Ltd., or Advance MPay.

We have a long term contract with 7-Eleven Malaysia for the placement of MOLReloads terminals, which expires in 2024. Pursuant to this contract, we are 7-Eleven Malaysia’s exclusive provider of mobile airtime and online game credits. We and 7-Eleven Malaysia are currently ultimately controlled by our major shareholder. We also have a payment service agreement with Advance MPay, pursuant to which Advance MPay distributes MOLPoints and MOLReloads in Thailand in exchange for a volume-based service fee. The agreement expires in December 2014, subject to an automatic one-year extension if not earlier terminated. Either party may terminate the agreement at any time upon 30 days’ written notice.

There can be no assurance that our relationship with 7-Eleven Malaysia would not be adversely affected if our major shareholder was to cease to control us or 7-Eleven Malaysia or if our major shareholder was to cause us not to pursue our full rights under our agreement with 7-Eleven Malaysia. In addition, to the extent the customer base of 7-Eleven Malaysia or Advance MPay and its distribution channels decreases, or if the number of distribution channels in desirable locations in Malaysia or Thailand is reduced, customer traffic could be adversely affected, and our sales volume could suffer. Furthermore, our business could suffer if the business strategy of 7-Eleven Malaysia, Advance MPay or any other distribution partner is modified, particularly if such modification reduces its emphasis on point-of-sale activated cards, bill payment services or any other product or service that relates to our business.

While we believe that we have generally enjoyed good commercial relations with 7-Eleven Malaysia, Advance MPay and other important distribution partners, there can be no assurance that such companies will continue to observe the terms of existing agreements, or enter into or renew their contracts with us on terms as favorable as current terms. If we are unable to maintain our relationships with any of our key distribution partners, including 7-Eleven Malaysia and Advance MPay, or if any of the respective businesses of our distribution partners changes or suffers, our business, financial condition and results of operations may be materially and adversely affected.

We are dependent on global and regional digital content providers and telecommunications service providers.

As of December 31, 2014, MOLPoints can be used to purchase game credits and other digital content, including thousands of online games, provided by more than 600 content providers. We have relationships with global game operators such as Wargaming, global games platforms such as Facebook, regional platform operators such as Garena in Southeast Asia and Taiwan, and regional content providers such as Asiasoft, and we continually seek to enter into new relationships to broaden our content offering. We are dependent on the adoption of MOLPoints by new content providers, in particular major social media and gaming platforms, in order to grow our business and attract new customers. If we are unable to continue to add popular content providers to our platform whether due to delays in the deployment of global and regional content or otherwise, or if our existing relationships with content providers deteriorate, the attractiveness of MOLPoints to consumers may suffer. In addition to third party content, games operated by MMOG.asia, our games portal, also accepts MOLPoints. For 2012, 2013 and 2014, we derived 5.0%, 2.8% and 1.4% respectively, of our revenue from Boomz (DDT), a game that is operated by MMOG.asia, and there can be no assurance that the success of Boomz (DDT) will continue, or that our other games will be commercially successful. Furthermore, a substantial portion of the content for which MOLPoints are accepted is hosted on third party gaming platforms. There can be no assurance that such content will not be removed from such platforms for any reason, including due to actions by content providers and merchants which are not within our control. Any of the foregoing could have an adverse effect on our business, financial condition and results of operations.

In addition, we are dependent on, and our results of operations may be significantly affected by, our relationships with digital content providers with respect to our MOLPoints business and telecommunications service providers with respect to our MOLReloads business. Furthermore, we enter into purchase or fulfillment arrangements based on the preferences or requirements of our counterparties, which affects our margins, capital outlay and inventory risk. If the telecommunications service providers or digital content providers with which we do business change the terms of their arrangements with us in a manner adverse to us, our business, financial condition and results of operations could be adversely effected. See Item 3.D. “Key Information – Risk Factors – Our mobile carrier billing business exposes us to certain risks.”

You should not consider or rely on statements made by our major shareholder that appeared in a news report in June 2014.

In an article in the New Straits Times, a Malaysia-based newspaper, dated June 23, 2014, information regarding us and our initial public offering was published. This article quoted statements that were made by our major shareholder, Tan Sri Dato’ Seri Vincent Tan, to a reporter, during an interview relating to matters unrelated to us or our initial public offering, and were published without his consent. These statements were also not made with the knowledge or consent of us or our directors, officers or employees. The article referred to statements by our major shareholder regarding the expected timing of our initial public offering and our projected market capitalization and value of our company. Portions of the article were republished by other news agencies.

These statements regarding market capitalization and value by our major shareholder were not based on any methodology, calculations or analysis undertaken by us or, we understand, our major shareholder. We understand these were informal, speculative statements made by our major shareholder that were not expected by him to become public. These statements should not be relied upon for any purpose whatsoever. We are unable to accurately project our market capitalization or the value of our Company because these and will be based on many factors beyond our control.

Neither we nor any of our affiliates, have confirmed, endorsed or adopted any of the information reported in the news articles referred to above, and all such information is disclaimed by us and our affiliates. Accordingly, you should not rely on any such statements or information in such news reports.

We receive certain support from our major shareholder and companies controlled by our major shareholder and our major shareholder and our Executive Chairman have investments in businesses that may compete with our operations or otherwise result in conflicts of interest.

We have received in the past and expect to continue to receive support from our major shareholder and companies controlled by our major shareholder. For example, our major shareholder has granted advances to us on an interest-free basis, in connection with certain of our acquisitions. These amounts are repayable on demand. Our major shareholder and related parties have also provided guarantees for certain bank loans and other arrangements that we have entered into. Furthermore, an entity controlled by our major shareholder provides corporate secretarial services to us free of charge. Our principal executive offices in Kuala Lumpur are rented at prevailing market rates from an entity controlled by our major shareholder. See “Related Party Transactions” for descriptions of certain of these arrangements. The loss of support from our major shareholder or the companies controlled by our major shareholder could have an adverse impact on our business. For example, our major shareholder and related parties may no longer provide us with interest free loans or guarantees for financing, which could increase our costs and make it more difficult for us to obtain financing in the future. We may also need to replace such financing and guarantees provided by our major shareholder and related parties, which may not be available or may be on less favorable terms. Our major shareholder, Tan Sri Dato’ Seri Vincent Tan, and entities owned by our major shareholder, and our Executive Chairman, Ganesh Kumar Bangah, have investments in businesses that operate in a wide variety of industries, some of which may compete with our operations or otherwise result in conflicts of interest. For example, Cyberventures Sdn. Bhd., or Cyberventures, which is owned 80% by our major shareholder and 20% by our Executive Chairman, owns 51% of Sea Gamer Mall Sdn. Bhd., or Sea Gamer. Sea Gamer sells online game credits and secondary market items for online games, and we have a reseller arrangement with, and provide collection services for, Sea Gamer. See Item 7.B. “Major Shareholders and Related Party Transactions –Related Party Transactions”. There can be no assurance that our major shareholder, and entities owned by him and our Executive Chairman, will not act, or cause us or other entities controlled by him to take action, in a manner that adversely impacts your interests as a holder of ADSs. The foregoing could have an adverse effect on our business, financial condition and results of operations.

Material breaches in security of our information technology systems may subject us to liability.

The uninterrupted and secure operation of our information technology systems, the safekeeping of confidential customer and consumer information that is stored on such systems and the secure handling of consumer information that is processed on such systems are critical to the successful operations of our business. We collect and maintain databases of sensitive information about online merchants and consumers, including names, email addresses, credit card numbers and bank account numbers. We have observed a global increase in information technology security threats and more sophisticated and targeted computer crime, which pose a risk to the security of systems and networks and the confidentiality, availability and integrity of our data. Our visibility in the online payments industry may attract hackers to carry out attacks on our systems that could compromise the security of our data. The encryption software and the other technologies we use to provide security for storage, processing and transmission of confidential customer and other information may not be effective to protect against data security breaches by third parties. We have not experienced any material information technology security breaches in the past. An information breach in our systems and loss of confidential information such as credit card numbers stored on third-party servers with respect to MOLPay or other information could have a longer and more significant impact on our business operations than a hardware failure. The loss of confidential information could result in our online merchants and their customers or our users losing confidence in us and thus the loss of their business. The loss of confidential information could also subject us to liability as well as the imposition of fines and damages by credit card merchant acquirers or government bodies or, in cases of material breach, the prohibition from provision of processing transactions for card networks. In addition, any data security breach of our or our content providers’ or third-party processors’ systems could lead to fraudulent activity involving our products and services, reputational damage, private claims or regulatory actions against us and increased compliance costs. Any of the above events could have an adverse impact on our business, financial condition, results of operations and growth prospects.

We may experience breakdowns in our information technology systems or software defects, computer viruses and development delays that could damage customer relations and expose us to liability.

We depend heavily on the stable operation of our information technology systems including software, processing systems, data centers and telecommunications networks, as well as systems provided by third parties. In addition, our business depends on the performance and reliability of our servers and MOLReloads terminals. A system outage or data loss could have a material adverse effect on our business, financial condition and results of operations. Not only would we suffer damage to our reputation and potential loss of business in the event of a system outage or data loss, but we may also be liable to third parties. Defects in our software systems and errors or delays in our processing of electronic transactions could result in one or more of the following:

•	additional development costs;

•	diversion of technical and other resources from our other development efforts;

•	loss of credibility with current or potential customers;

•	harm to our reputation and brands;

•	exposure to liability claims; and

•	regulatory action or investigation.

In addition, we rely on technologies supplied to us by third parties that may also contain undetected errors, viruses or defects. To successfully operate our business, we must be able to protect our systems and software from disruption, including from events that may be beyond our control. Events that could cause disruptions include, but are not limited to, upgrading of our information technology systems, installation difficulties or delays, fire, natural disaster, unauthorized entry, power loss, telecommunications failure, software defects, computer viruses, terrorist acts and war. We perform the vast majority of disaster recovery operations ourselves, though we utilize select third parties for some aspects of recovery, particularly internationally. To the extent we outsource our disaster recovery, we are at risk of the relevant service provider’s unresponsiveness or failure to respond appropriately in the event of breakdowns in our systems. Furthermore, we may not have insurance policies, or our insurance policies may not be adequate, to compensate us for all losses or failures that may occur.

The growth of our business is largely dependent on our distribution network.

Our ability to successfully grow our business internationally will depend to a significant extent on us successfully developing and maintaining relationships with local distribution partners in the countries in which we operate. Our ability to enter into relationships with global game operators such as Wargaming, and global games platforms such as Facebook, is largely dependent on our ability to provide a distribution network in markets where such content providers have a more limited presence. At the same time, our ability to enter into relationships with regional platform operators, such as Garena, and regional content providers, such as Asiasoft, is largely dependent on the regional and local penetration of our distribution network. If we are unable to maintain and increase the penetration of our distribution network in existing markets, and develop distribution networks in new markets, our products and services may become less attractive to consumers and in turn, to both global and local content providers. We have in the past expanded our distribution network partly through acquisitions and partnerships in new markets. There can be no assurance that we will succeed in expanding our distribution network to new markets, nor that our earnings in such markets will offset the cost of acquisition. In cases where our strategy involves organically growing into a new market by establishing a presence in the market and signing up distribution partners directly, there can be no assurance that we will succeed in expanding our distribution network rapidly or at all. Any of the foregoing could adversely impact our business, financial condition and results of operations.

Our growth prospects, especially with respect to MMOG.asia, will suffer if we are unable to continue to grow our business for mobile platforms.

As a result of the increasing use of smartphones, increased adoption of MOLPoints by mobile content providers, including mobile game operators, and MMOG.asia’s operation of mobile games are important component of our strategy. We cannot guarantee that we will be able to establish successful relationships with mobile content providers, that MOLPoints will appeal to mobile users or that MMOG.asia’s mobile games will be launched successfully and will appeal to mobile users. The uncertainties we face include but are not limited to:

•	we have relatively limited experience working with certain mobile game operators and other mobile content providers whose cooperation we may need in order to be successful;

•	mobile games operators may not succeed in introducing chargeable features that are sufficiently attractive to players to use MOLPoints to pay for such features;

•	competition for use of payment methods on mobile platforms is intense and we may not be able to compete effectively.

MMOG.asia’s business has suffered as a result of the rapid and substantial migration of games players from online games to mobile games. MMOG.asia’s active paying users for 2014 were almost 50% lower compared with 2013. While MMOG.asia plans to launch new mobile games there can be no assurance that these games will be launched in the near future or at all and that they will be successful.

If we are unable to successfully grow the use of MOLPoints in connection with mobile content, or if MMOG.asia’s mobile games are not successful, our growth prospects will be materially and adversely affected.

If customer confidence in our businesses or our brands deteriorates, our business, financial condition and results of operations could be adversely affected.

Our customers include our user community, in addition to content providers with respect to MOLPoints, telecommunications service providers with respect to MOLReloads and online merchants with respect to MOLPay. Our business is built on customers’ confidence in our business or brands, as well as our ability to provide fast, reliable payment services. The strength of our brands and reputation are of paramount importance to our business. A number of factors could adversely affect customer confidence in our brands, many of which are beyond our control, and could have an adverse impact on us. These factors include but are not limited to:

•	any significant interruption to our systems and operations;

•	any regulatory action or investigation against us;

•	measures taken to combat risks of fraud and breaches of privacy and security, such as freezing consumer funds;

•	customer complaints about our customer service and our ability to handle customer complaints effectively;

•	our ability to manage and train our customer service representatives properly;

•	any breach of our security system or any compromises of consumer data; and

•	any regulatory action or investigation against us.

Furthermore, negative publicity surrounding any assertion that we or any associated merchants are implicated in fraudulent transactions, irrespective of the accuracy of such publicity or its connection with our current operations or business, could harm our reputation. Any event that damages our brands and reputation among consumers as a reliable payment services provider could have a material adverse effect on our business, financial condition and results of operations.

An increase in the use of credit cards, debit cards or bank transfers and a decline in the use of cash, or an increase in the use of digital currencies, as a means of payment in the markets in which we operate, may result in lower growth or a decline in the use of our services.

MOLPoints, MOLReloads, and MOLPay connect our user community with content providers, telecommunications service providers and online merchants, respectively, primarily in emerging markets. Many of our users do not readily have access to credit card, debit card or bank transfer services, or may be unwilling to use credit cards for electronic transactions over the internet, and require alternative methods for payment for online products and services. Our physical distribution network, which includes convenience stores, cybercafés, bookstores and other retail stores, provide access to e-commerce for such users by facilitating cash payments. In 2014, cash payments accounted for 76.5% of transactions conducted by our user community on our platform. While we currently accept credit cards and online banking as a means of payment by consumers, we do not accept, and we do not presently have plans to accept, any unregulated digital currency as a means of payment. At this time when digital currencies remain unregulated and at an early stage of adoption, we consider digital currencies to be neither a form of competition nor an area for operational growth or diversity. If digital currencies were to become more widely adopted and regulated we may experience competition from platforms and business that conduct business using such currencies. Further to this, we may consider entering into arrangements with a digital currency operator if the digital currency was regulated, in which case it is possible that we could enter into arrangements for MOLPoints to be used as a funding mechanism for a regulated digital currency, or to accept a regulated digital currency as a means of payment for MOLPoints. While such arrangements could potentially make our broad content offering and extensive distribution network available to a regulated digital currency, we would consider such arrangements only if the currency was regulated and only after evaluating the associated risks, such as the risk of abuse of MOLPoints and any reputational concerns. A significant increase in the availability, acceptance and use of credit card, debit card, bank transfer services or digital currencies for online payments by consumers in the markets in which we operate could adversely affect the growth of our business, our financial condition and results of operations.

Material weaknesses and significant deficiencies in our internal control over financial reporting have been identified, and we have yet to assess the effectiveness of our internal control over financial reporting.

Our internal controls relating to financial reporting have not kept pace with the expansion of our business. Our financial reporting function and system of internal controls are less developed in certain aspects than those of similar companies that operate in fewer or more developed markets and may not provide our management with as much or as accurate or timely information. The Public Company Accounting Oversight Board, or PCAOB, has defined a material weakness as “a deficiency, or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim statements will not be prevented or detected on a timely basis.” A significant deficiency is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting.

In connection with the audit of our consolidated financial statements for the year ended December 31, 2014, we and our independent registered public accounting firm identified seven material weaknesses in our internal control over financial reporting continue to exist.

The first material weakness is that our SAP system and our MLogin system do not reconcile revenue recognized by MOL AccessPortal upon the redemption of the MOLPoints and deferred revenue for unutilized MOLpoints that remain in users’ MOLPoints wallets. The second material weakness relates to the IT general control environment, which includes design and operating effectiveness of IT controls, of MOL AccessPortal, MyCNX and Uniwiz, in addition to the lack of segregation of duties of IT personnel at Game Sultan and PaytoGo. The third material weakness relates to the lack of access control and audit trails over the e-pins inventory database. Three material weaknesses were identified at PayByMe, the mobile carrier billing platform that we acquired in September 2014, namely (a) the lack of documentation for journal entries and inadequacy of human resources for consistent financial reporting on a timely basis; (b) lack of reconciliation of confirmation processes with respect to current accounts; and (c) the lack of an internal control department. In addition, a material weakness was identified at NganLuong, our Vietnam subsidiary which we acquired in 2013, relating to the incorrect reporting of fees payable to merchants and the incorrect reporting of VAT.

We have undertaken, and are continuing to undertake, certain remedial steps to address the material weaknesses. With respect to the lack of reconciliation for the revenue recognized and deferred revenue in connection with MOLPoints, our finance team is working closely with the technical team to generate MOLPoints status reports in order to monitor redemptions of MOLPoints more effectively. The ability to generate such reports is expected to be in place by the third quarter of 2015. To remedy the material weaknesses identified at MOL AccessPortal, MyCNX, Uniwiz, Game Sultan and PaytoGo, we have adopted several measures to improve our internal control over financial reporting. Our IT department is spearheading a group wide IT improvement program, including the implementation of formal IT policies, which is expected to be completed by the third quarter of 2015. This exercise is also intended to include all necessary IT system upgrades to improve overall integrity and reliability of our financial reporting. We are also in the process of implementing a transaction log to maintain audit trails for our e-pins inventory database. In July 2014, we replaced our current back-end system with a new system supported from our head office. The administrative ID control is maintained centrally, which restricts access to the appropriate and relevant personnel. In addition, our management plans to perform an internal audit of our financial and IT systems every six months. We are currently conducting a feasibility study in order to assess whether our IT controls have any additional deficiencies. We also intend to undertake measures to remedy the material weaknesses at PayByMe. We intend to train a finance manager to oversee PayByMe’s entire financial reporting process, review journal entries and ensure that financial statements are supported with proper explanatory documentation. In addition, during 2015, we plan to establish a reconciliation process at PayByMe to ensure that account reconciliations are prepared on a timely basis for all accounts and we intend to set up an internal control department to monitor operations and control activities at PayByMe.

With respect to NganLuong, as disclosed in our interim report on Form 6-K (File No. 001-36637) furnished to the SEC concurrently with the filing of this annual report, certain accounting errors have been identified in connection with NganLuong’s financial results.

•	As disclosed in our interim report on Form 6-K (File No. 001-36637), furnished to the SEC on December 2, 2014, during the course of our review of our financial results for the third quarter of 2014, our auditor discovered that our Vietnamese subsidiary, NganLuong, which we acquired in March 2013, reported revenue from its payment business on a gross basis, and accounted for the corresponding fees payable to merchants in direct cost and other ancillary expenses. However, our accounting policy is to account for such transactions on a net basis because we act as an agent with respect to these revenue arrangements, such that the corresponding fees payable to merchants should have been netted out of revenue and not included in direct cost and other ancillary expenses.

•	In addition, during the course of our review of our financial results for the fourth quarter of 2014, our auditor discovered that NganLuong incorrectly included VAT in revenue and direct cost and other ancillary expenses. However, our accounting policy is to exclude value added tax, or VAT, from revenue and direct cost and other ancillary expenses.

The effect of the foregoing errors was to overstate MOLPay’s segment revenue and MOLPay’s segment direct cost and other ancillary expenses by equal amounts. As a result, the revenue line item and direct cost and other ancillary expenses line item are overstated by equal amounts in our consolidated statements of profit or loss and other comprehensive income for the three month periods ended March 31, 2013, June 30, 2013, September 30, 2013, December 31, 2013 March 31, 2014 and June 30, 2014, the six month periods ended June 30, 2013 and 2014, and the year ended December 31, 2013 included in our registration statement on Form F-1, as amended (File Number: 333-197401) in relation to our initial public offering, and the three month period ended September 30, 2014 included in our interim report on Form 6-K (File No. 001-36637) furnished to the SEC on December 2, 2014.

We determined not to restate our financial statements for the full year or any interim period in 2013, as we concluded that the adjustments are not material to our consolidated financial statements as a whole for any period in 2013. In particular, we considered the quantitative materiality of our MOLPay segment for 2013, and a variety of qualitative criteria including those set forth in SEC Staff Accounting Bulletin No. 99: Materiality. In relation to the relevant financial periods of 2014, we restated our financial statements for the three month periods ended March 31, 2014, June 30, 2014 and September 30, 2014, and the six months period ended June 30, 2014, to account for these errors. See Item 3.D. “Key Information – Risk Factors – Risks Relating to Our Business – Certain errors were identified in our consolidated statements of profit or loss and other comprehensive income for three month periods ended March 31, 2013, June 30, 2013, September 30, 2013, December 31, 2013, March 31, 2014, June 30, 2014 and September 30, 2014, the six month periods ended June 30, 2013 and 2014, and the year ended December 31, 2013.”

We have taken steps to improve NganLuong’s internal controls over financial reporting to detect and identify revenue and expenses flows in the business. We have conducted and will continue to conduct visits with, and reviews of, the local finance team, in addition to providing training and development.

Significant deficiencies were also identified in the internal controls of various group companies, relating among other things, to the lack of an internal control department as well as matters relating to documentation, IT systems and record-keeping processes. As our business has grown rapidly in scope and complexity, our internal controls relating to these matters have not kept pace with the growth in our business. We will continue to implement measures to remediate our internal control deficiencies in order to meet the deadline imposed by Section 404 of the Sarbanes Oxley Act.

We can give no assurance that our planned remediation will be properly implemented or will be sufficient to eliminate such material weaknesses and significant deficiencies or that additional material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Our failure to implement and maintain effective internal controls over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in volatility in and a decline in the market price of the ADSs.

Our Co-Chief Executive Officers and Group Chief Financial Officer concluded that our disclosure controls and procedures as of December 31, 2014 was not effective as a result of the material weaknesses and significant deficiencies in our internal control over financial reporting.

The audits of our independent registered public accounting firm included consideration of internal control over financial reporting, and the identified material weaknesses and significant deficiencies, as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of our internal control over financial reporting.

We are not required to, and our independent registered public accounting firm did not, undertake an audit of the effectiveness of our internal controls over financial reporting, whether of the type set forth in Section 404 of the Sarbanes-Oxley Act of 2002 or otherwise. Our independent registered public accounting firm will not be required to report on the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 until our annual report on Form 20-F following the date on which we cease to qualify as an “emerging growth company,” which may be up to five full fiscal years following the date of our initial public offering. If in subsequent years we are unable to assert that our internal control over financial reporting is effective, or if our auditors express an opinion that our internal control over financial reporting is not effective, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Certain errors were identified in our consolidated statements of profit or loss and other comprehensive income for three month periods ended March 31, 2013, June 30, 2013, September 30, 2013, December 31, 2013, March 31, 2014, June 30, 2014 and September 30, 2014, the six month periods ended June 30, 2013 and 2014, and the year ended December 31, 2013.

As disclosed in our interim report on Form 6-K (File No. 001-36637) furnished to the SEC concurrently with the filing of this annual report, during the course of our review of our financial results for the third quarter of 2014, and our review of our financial results for the fourth quarter of 2014, certain accounting errors were identified at our Vietnam subsidiary, NganLuong, which we acquired in March 2013. These errors have the effect of overstating our revenue and direct cost and other ancillary expenses for certain periods by equal amounts and do not affect any other line item in our consolidated statements of profit or loss and other comprehensive income for such periods.

As disclosed in our interim report on Form 6-K (File No. 001-36637), furnished to the SEC on December 2, 2014, during the course of our review of our financial results for the third quarter of 2014, our auditor discovered that NganLuong reported revenue from its payment business on a gross basis, and accounted for the corresponding fees payable to merchants in direct cost and other ancillary expenses. However, our accounting policy is to account for such transactions on a net basis because we act as an agent with respect to these revenue arrangements, such that the corresponding fees payable to merchants should have been netted out of revenue and not included in direct cost and other ancillary expenses. The effect of these errors was to overstate MOLPay’s segment revenue and MOLPay’s segment direct cost and other ancillary expenses by equal amounts. As a result of these errors, the revenue line item and direct cost and other ancillary expenses line item in our consolidated statements of profit or loss and other comprehensive income for the three month periods ended June 30, 2013, September 30, 2013, December 31, 2013, March 31, 2014 and June 30, 2014, the six month periods ended June 30, 2013 and 2014, and the year ended December 31, 2013 included in our registration statement on Form F-1, as amended (File Number: 333-197401) in relation to our initial public offering were overstated by equal amounts. Our financial results for the three months ended September 30, 2014 disclosed in our interim report on Form 6-K (File No. 001-36637) furnished to the SEC on December 2, 2014, and our financial results for the three months and year ended December 31, 2014 disclosed in our interim report on Form 6-K (File No. 001-36637) furnished to the SEC on March 31, 2015, correctly reported revenue and direct cost and other ancillary expenses on a net basis.

The effects of accounting for payments on a gross basis rather than a net basis on our consolidated statements of profit or loss and other comprehensive income (with percentages against corrected amounts) are that:

(i)	revenue was overstated by MYR0.3 million (0.8%), MYR1.0 million (2.4%), MYR0.9 million (2.0%), MYR1.6 million (3.4%), MYR2.1 million (4.5%), MYR7.2 million (14.7%) for the three months ended March 31, 2013, June 30, 2013, September 30, 2013, December 31, 2013, March 31, 2014 and June 30, 2014, respectively; by MYR1.3 million (1.7%) and MYR9.3 million (9.7%) for the six months ended June 30, 2013 and 2014, respectively; and by MYR3.7 million (2.2%) for the year ended December 31, 2013; and

(ii)	direct cost and other ancillary expenses was overstated by MYR0.3 million (2.1%), MYR1.0 million (5.5%), MYR0.9 million (5.5%), MYR1.6 million (8.8%), MYR2.1 million (10.2%) and MYR7.2 million (32.2%) for the three months ended March 31, 2013, June 30, 2013, September 30, 2013, December 31, 2013, March 31, 2014 and June 30, 2014, respectively; by MYR1.3 million (4.0%) and MYR9.3 million (21.7%) for the six months ended June 30, 2013 and 2014, respectively; and by MYR3.7 million (5.7%) for the year ended December 31, 2013.

In addition, during the course of our review of our financial results for the fourth quarter of 2014, our auditor discovered that NganLuong incorrectly included VAT in revenue and direct cost and other ancillary expenses. However, our accounting policy is to exclude VAT from revenue and direct cost and other ancillary expenses. The effect of these errors was to overstate MOLPay’s segment revenue and MOLPay’s segment direct cost and other ancillary expenses by equal amounts. As a result, the revenue line item and direct cost and other ancillary expenses line item are overstated by equal amounts in our consolidated statements of profit or loss and other comprehensive income for the three month periods ended June 30, 2013, September 30, 2013, December 31, 2013, March 31, 2014 and June 30, 2014, the six month periods ended June 30, 2013 and 2014, and the year ended December 31, 2013 (each of which is included in our registration statement on Form F-1, as amended (File Number: 333-197401) in relation to our initial public offering), and the three months ended September 30, 2014 (which is included in our interim report on Form 6-K (File No. 001-36637) furnished to the SEC on December 2, 2014). Our financial results for the three months and year ended December 31, 2014 disclosed in our interim report on Form 6-K (File No. 001-36637) furnished to the SEC on March 31, 2015 correctly reported revenue and direct cost and other ancillary expenses excluding VAT.

The effects of including VAT in revenue and direct cost and other ancillary expenses on our consolidated statements of profit or loss and other comprehensive income (with percentages against corrected amounts) are that:

(i)	revenue was overstated by MYR43,000 (0.1%), MYR0.2 million (0.5%), MYR0.1 million (0.3%), MYR0.2 million (0.4%), MYR0.2 million (0.4%), MYR1.0 million (2.0%) and MYR0.5 million (1.1%) for the three months ended March 31, 2013, June 30, 2013, September 30, 2013, December 31, 2013, March 31, 2014, June 30, 2014 and September 30, 2014, respectively; by MYR0.2 million (0.3%) and MYR1.2 million (1.2%) for the six months ended June 30, 2013 and 2014, respectively; and by MYR0.6 million (0.3%) for the year ended December 31, 2013; and

(ii)	direct cost and other ancillary expenses was overstated by MYR43,000 (0.3%), MYR0.2 million (1.0%), MYR0.1 million (0.7%), MYR0.2 million (1.2%), MYR0.2 million (1.0%), MYR1.0 million (4.6%) and MYR0.5 million (2.5%) for the three months ended March 31, 2013, June 30, 2013, September 30, 2013, December 31, 2013, March 31, 2014, June 30, 2014 and September 30, 2014, respectively; by MYR0.2 million (0.7%) and MYR1.2 million (2.8%) for the six months ended June 30, 2013 and 2014, respectively; and by MYR0.6 million (0.8%) for the year ended December 31, 2013.

The aggregate effects of the foregoing errors on our consolidated statements of profit or loss and other comprehensive income (with percentages against corrected amounts) are that:

(i)	revenue was overstated by MYR0.3 million (0.9%), MYR1.2 million (2.9%), MYR1.0 million (2.3%), MYR1.8 million (3.9%), MYR2.3 million (4.9%), MYR8.2 million (17.0%) and MYR0.5 million (1.1%) for the three months ended March 31, 2013, June 30, 2013, September 30, 2013, December 31, 2013, March 31, 2014, June 30, 2014 and September 30, 2014, respectively; by MYR1.5 million (2.0%) and MYR10.5 million (11.1%) for the six months ended June 30, 2013 and 2014, respectively; and by MYR4.3 million (2.6%) for the year ended December 31, 2013; and

(ii)	direct cost and other ancillary expenses was overstated by MYR0.3 million (2.4%), MYR1.2 million (6.6%), MYR1.0 million (6.3%), MYR1.8 million (10.0%), MYR2.3 million (11.2%), MYR8.2 million (38.2%) and MYR0.5 million (2.5%) for the three months ended March 31, 2013, June 30, 2013, September 30, 2013, December 31, 2013, March 31, 2014, June 30, 2014 and September 30, 2014, respectively; by MYR1.5 million (4.8%) and MYR10.5 million (25.2%) for the six months ended June 30, 2013 and 2014, respectively; and by MYR4.3 million (6.6%) for the year ended December 31, 2013.

We determined not to restate our financial statements for the full year or any interim period in 2013, as we concluded that the adjustments are not material to our consolidated financial statements as a whole for any period in 2013. In particular, we considered the quantitative effect of the errors on our revenue and direct cost and other ancillary expenses for 2013, the quantitative materiality of our MOLPay segment for 2013, and a variety of qualitative criteria including those set forth in SEC Staff Accounting Bulletin No. 99: Materiality. In relation to the relevant financial periods of 2014, we restated our financial statements for the three month periods ended March 31, 2014, June 30, 2014 and September 30, 2014 and the six months period ended June 30, 2014 to account for these errors. See Item 3.D. “Key Information – Risk Factors – Risks Relating to Our Business – Certain errors were identified in our consolidated statements of profit or loss and other comprehensive income for three month periods ended June 30, 2013, September 30, 2013, December 31, 2013, March 31, 2014, June 30, 2014 and September 30, 2014, the six month periods ended June 30, 2013 and 2014, and the year ended December 31, 2013.”

Pending class action litigation may expose us to significant liabilities, result in negative publicity and have a material adverse effect on our reputation, business, financial condition, results of operations and prices of our ADSs.

Two putative class action complaints have been filed against us and certain of our current and former officers and directors alleging certain untrue statements and omissions in our registration statement and prospectus in connection with our initial public offering of ADSs and seeking unspecified damages and other relief. The court has indicated that it will consolidate the two complaints into a single case. Regardless of the outcome, this litigation could have an adverse impact on us as significant legal costs have been and will likely to continue to be incurred and as a result of diversion of management’s time and other resources. Also, any negative publicity arising from these claims is likely to damage our brand and reputation, harm our ability to attract and retain customers, content providers, distribution channels and other partners and result in a material adverse impact on our business, financial condition, results of operations and prospects and adversely affect our ability to raise debt financing in the future. Any adverse outcome from these proceeding including but not limited to monetary damages which may be awarded to the plaintiffs will result in a material and adverse impact to our business, financial condition, results of operations, prospects and the prices of our securities.

Our consolidated financial statements are prepared and presented in accordance with IFRS, while the financial statements of our subsidiaries are prepared and presented in accordance with local generally accepted accounting principles, or GAAP.

Because the financial statements of certain of our subsidiaries are not prepared and presented in accordance with IFRS certain adjustments are required in the consolidation process. If such adjustments are not property implemented there could be errors in our consolidated financial statements. For example, see “Risk Factors – Certain errors were identified in our consolidated statements of profit or loss and other comprehensive income for three month periods ended March 31, 2013, June 30, 2013, September 30, 2013, December 31, 2013, March 31, 2014, June 30, 2014 and September 30, 2014, the six month periods ended June 30, 2013 and 2014, and the year ended December 31, 2013.”

There is no assurance that we will be able to maintain the pace of recent growth in our business and develop, or sustain, profitable operations in new markets.

A significant proportion of our recent growth has been derived from our expansion to new markets, especially through acquisitions, as a critical element of our business strategy depends on our ability to profitably develop and grow our operations in several countries outside Malaysia, including Thailand, Turkey, the Philippines, Singapore, Indonesia, the United States, Australia, Brazil, Taiwan and Vietnam, among others.

Our successive acquisitions and rapid expansion make comparisons with historical data difficult, as these acquisitions have contributed significantly to our revenue growth and expansion of our operations. For example, we acquired 70% of each of Game Sultan and PaytoGo in Turkey in 2013 and acquired the remaining 30% equity interest in each of Game Sultan and PaytoGo in 2014. Our revenue from Turkey for 2013 was MYR23.2 million, or 13.5% of our total revenue for 2013 . Our revenue from Turkey for 2014 was MYR22.8 million, or 11.2% of our total revenue for 2014. If we reduce the pace of our acquisitions, our future revenue growth and expansion may be affected.

Furthermore, because we engage in a significant number of relatively small acquisitions, it is not always cost-effective to conduct due diligence as thoroughly as we would in connection with more material acquisitions. For example, where we acquire companies with substantial inventory, it is possible that a significant portion of the inventory is obsolete, in which case the acquired company may not be as valuable as expected. We may not discover this until after we have agreed the price, or consummated, the acquisition, in which case we may be required to write down the value of the acquired company.

Our growth strategy entails, among others, developing platform interfaces in local languages adapted for local practices and tastes, recruiting and retaining local management personnel, introducing product offerings that are localized and customized for users in those markets, complying with new and changing regulatory environments, developing and maintaining a substantial network of physical payment locations and contracting local merchants to offer our services to their customers. We have a limited operating history in most countries outside Malaysia where we operate and, in certain of these countries, we are not yet profitable. Furthermore, as we enter new markets in the future, we generally expect to operate at a loss for a period while we seek to develop our brands and relationships in that market. There is no assurance that we will be able to develop profitable operations in all the countries in which we are currently operating or which we may enter in the future. Our inability to develop profitable operations in such markets would have an adverse effect on our business, financial condition and results of operations.

If we fail to effectively manage our growth, our business and results of operations could be materially and adversely affected.

We have experienced rapid growth in recent years in the scope of our operations, which will continue to place significant demands on our management and our operational, financial and technological infrastructure. As we continue to grow, we must expend significant resources to identify, hire, integrate, develop and motivate a large number of qualified employees. If we fail to effectively manage our hiring needs and successfully integrate our new hires, our growth prospects could be adversely affected.

To effectively manage the growth of our business and operations, we will need to continue spending significant resources to improve our technology infrastructure, our operational, financial and management controls, and our reporting systems and procedures by, among other things:

•	setting up a network operations center to monitor and update our technology infrastructure to maintain high performance, enhance system availability and minimize down time;

•	implementing third party solutions to enhance information and communication systems with a view to ensuring that our employees and offices around the world are well-coordinated and can effectively communicate with each other;

•	enhancing our internal controls to ensure timely and accurate reporting of all of our operations by implementing the SAP Business One accounting system regionally;

•	documenting our information technology systems and our business processes, for example by adopting a product requirements definition, functional requirements definition, technical design definition, merchant integration guide and payment integration guide, among other policy documents;

•	implementing a business continuity plan and a disaster recovery plan for our servers outside Malaysia similar to that which we implemented for our main servers in Kuala Lumpur in 2013; and

•	expanding our information technology infrastructure into a third party cloud platform.

These enhancements and improvements will require significant capital expenditures and allocation of valuable management and employee resources. If we fail to implement these enhancements and improvements effectively, our ability to manage our expected growth and comply with the rules and regulations that are applicable to public reporting companies will be impaired. In addition, if our operating costs are higher than we expect or if we do not maintain adequate control of our costs and expenses, results of operations will be materially and adversely affected.

The growing complexity of our business may result in the segmental reporting of our results of operations to become misleading and we may make changes to our business segments and the manner in which we allocate revenue among our business segments.

For management purposes, our business is organized into five segments, namely MOLPoints, MOLReloads, MOLPay, MMOG.asia, and Others. Due to the growing complexity of our business, and because we seek to leverage the revenue generating capabilities of each business segment, there is a degree of overlap among these segments. As a result, our management exercises discretion in determining the segment to which a portion of our revenue is allocated. For example, sales of game credits are generally allocated to our MOLPoints segment. However, for transactions where a consumer uses MOLPay as a payment gateway to purchase game credits, the resulting revenue is allocated to our MOLPay segment. Such transactions accounted for revenue of MYR0.07 million, MYR4.5 million and MYR4.2 million, or 0.1%, 2.6% and 2.1% of our total revenue, for 2012, 2013 and 2014, respectively. As the significance of such transactions grows, our segmental reporting of results of operations may become misleading and we may make changes to our business segments and the manner in which we allocate revenue among those segments. Any of the foregoing could cause our results of operations for future periods not to be comparable to our results of operations for prior periods.

Our mobile carrier billing business exposes us to certain risks.

We have recently expanded our mobile carrier billing business with MOL Thailand’s acquisition of 60% of Easy2Pay in May 2014 and our acquisition of 51% of PaybyMe in September 2014. This business, which enables consumers to use their mobile phone accounts to pay for online purchases, exposes us to certain risks. For example, telecommunications service operators may set policies, or become subject to regulations, that limit customers’ usage, which would effectively limit the potential size of our mobile carrier billing business. Similarly, regulations could be enacted that effectively control and standardize the digital payments industry or prevent subscribers from being charged for third party transactions on the mobile phone statement. There is also a risk that goods purchased through mobile carrier billing may not ultimately be paid for, for example if goods are purchased using a stolen phone, if a consumer uses false personal data to sign up for mobile account or if a consumer simply neglects to pay their mobile phone bill. If a mobile subscriber refuses to pay their mobile phone bill, this would result in bad debt and would typically be subject to the telecommunications service provider’s collection policies. As with other technologies, there is a risk that our, or a telecommunications service provider’s, platform, or a consumer’s mobile phone, could be hacked or infected with malware resulting in potential unauthorized transactions. Furthermore, our mobile carrier billing business requires working capital to the extent we are required to pay online merchants before we receive revenue from the telecommunications service provider. Any of the foregoing could have an adverse effect on our business, financial condition and results of operations.

Our payment system might be used for fraudulent, illegal or improper purposes such as money laundering, which could expose us to additional liability and harm our business.

Despite measures we have taken and continue to take, our payment system remains susceptible to potentially illegal or improper uses. These may include the use of our payment services in connection with fraudulent sales of goods or services, software and other intellectual property piracy, money laundering, bank fraud and prohibited sales of restricted products. Criminals are using increasingly sophisticated methods to engage in illegal activities such as counterfeiting and fraud. It is possible that incidents of fraud could increase in the future. We could be subject to fraud claims if confidential information obtained from customers is used for unauthorized purchases with misappropriated bank card information or impersonation. In addition, we are subject to the risk of claims related to counterfeit MOLPoints or fraud committed by merchants where customers use MOLPoints, either of which could cause consumers and merchants to lose confidence in our products, damage our reputation and subject us to liability claims. We are also subject to the risk that users could use our system to engage in illegal or improper activities, which could damage our reputation.

Our risk management policies and procedures may not be fully effective to identify, monitor and manage these risks. We are not able to monitor in each case the sources for our counterparties’ funds or the ways in which they use them. Increases in chargebacks or other liability could have a material adverse effect on our business, financial condition and results of operations. Furthermore, an increase in fraudulent transactions or publicity regarding chargeback disputes could harm our reputation and reduce consumer confidence in our services.

As we expand our business internationally, we will face additional business, political, regulatory, operational, financial and economic risks, any of which could increase our costs and hinder such growth.

We expect to continue to devote significant resources to international expansion through acquisitions and organic growth, including the establishment of additional offices. Expanding our business internationally will require considerable management attention and resources and is subject to the particular challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, legal and regulatory systems, alternative dispute systems and commercial infrastructures. For example, we may become subject to risks that we have not faced before or increase the risks that we currently face, including risks associated with:

•	recruiting and retaining talented and capable management and employees in various countries;

•	challenges caused by distance, language and cultural differences;

•	contracting with content providers for games and other digital content that appeal to the tastes and preferences of users in international markets;

•	competition from local competitors with significant market share in those markets and with a better understanding of consumer preferences;

•	protecting and enforcing our intellectual property rights;

•	negotiating agreements that are sufficiently economically beneficial to us and protective of our rights;

•	the inability to extend proprietary rights in our brand, content or technology into new jurisdictions;

•	implementing our payment methods for virtual and other goods in a manner that complies with local laws and practices and protects us from fraud;

•	complying with applicable foreign laws and regulations, including privacy laws, consumer protection laws, anti-money laundering laws, and laws and regulations relating to content, currencies and payment systems;

•	currency exchange rate fluctuations;

•	protectionist laws and business practices that favor local businesses in some countries;

•	foreign tax consequences;

•	foreign exchange controls or tax restrictions that might restrict or prevent us from repatriating income earned in foreign countries;

•	political, economic and social instability; and

•	higher costs associated with doing business internationally.

Entering new international markets or expanding our operations in existing international markets will involve substantial cost and our ability to successfully gain market acceptance in any particular market is uncertain. There can be no assurance that we will be able to successfully grow our business internationally.

Our expansion into new jurisdictions could involve challenges for us associated with the social, regulatory, political or economic environments in those jurisdictions, particularly where those jurisdictions have economies that are generally considered to be developing. For example, we plan to expand into a number of countries that are widely considered to have developing economies, such as countries in the Middle East, North Africa, Eastern Europe and in Latin America and will face additional risks associated with our expansion into these regions. In recent years there has been substantial political instability in a number of countries in the Middle East and North Africa. Such political instability could potentially negatively affect market sentiment towards other countries in the region, including the countries in which we plan to expand our operations, or potentially disrupt our operations if the countries to which we plan to expand our operations were to become unstable. In Eastern Europe, we recently expanded our operations into Poland, which has undergone significant political and economic change since 1989. Future political, economic, social and other developments could adversely affect our planned business there. Any of the foregoing could have an adverse effect on our business, financial condition and results of operations.

Our subsidiaries in Thailand are subject to restrictions on foreign ownership of their shares under Thai law.

Pursuant to the Thai Foreign Business Act B.E. 2542 (1999), or FBA, a “foreign entity” (as defined in the FBA) cannot conduct business in certain sectors in Thailand, including the industry that our subsidiaries in Thailand operate in, unless an appropriate license is obtained. As our subsidiaries in Thailand do not hold such license, they are subject to restrictions on foreign ownership of their shares in order to ensure that none of them are “foreign entities” under the FBA.

Under the FBA, it is also unlawful for a Thai national or entity to hold shares in a Thai company as a nominee for or on behalf of a foreigner in order to circumvent the foreign ownership restrictions. While there are no clear official guidelines or criteria stipulated under the FBA or by the Ministry of Commerce of Thailand in determining whether a Thai national or entity is holding shares in a Thai company as a nominee for or on behalf of a foreigner, certain factors are generally considered, including: (i) the intention of the parties, (ii) the source of funds used for the investment by the Thai shareholder, (iii) the direct voting rights of the Thai and foreign shareholders in the Thai company and (iv) the distribution of dividends by the Thai company to the Thai and foreign shareholders.

Based on the advice of counsel, we believe that the ownership structure of our Thai subsidiaries is in compliance with applicable Thai law based on, among others, the fact that a majority of the share capital of our Thai subsidiaries is held by Thai nationals or entities for their own benefit. We therefore, believe that our subsidiaries in Thailand are not “foreign entities” under the FBA, and that the share ownership structure of our subsidiaries in Thailand do not violate the legal prohibitions against nominee arrangements. However, there is a risk that the Ministry of Commerce of Thailand may reach a different conclusion, which could lead to an action being brought in the Thai court. If the court determines that a nominee arrangement exists with respect to any of our subsidiaries in Thailand, the court may order sanctions, which may include criminal sanctions, against us and the Thai shareholders of such subsidiary in Thailand, and such subsidiary may be ordered to cease operations in Thailand, which would have a material adverse effect on our business, financial condition and results of operations.

We may encounter problems relating to the businesses that we operate with minority shareholders.

We operate a number of our businesses through subsidiaries that are not wholly owned by us. Among others, we own, directly or indirectly, 86.73% of MOL Thailand; 50% of NganLuong, which conducts our operations in Vietnam; 54.2% of Rixty, which conducts our operations in the United States and Brazil; 65% of MOL Australia, which conducts our operations in Australia; 93.50% of MOL Taiwan, which conducts our operations in Taiwan; 51% of MOLPay Sdn. Bhd., which operates our e-commerce payments service; an effective 52% interest in Easy2Pay, a mobile carrier billing platform that operates in Thailand, Malaysia, Indonesia, the Philippines, Vietnam and Singapore and 51% of PaybyMe, a mobile carrier billing platform that currently operates in Turkey, Saudi Arabia, UAE, Kuwait, Qatar, Oman, Jordan, Lebanon, Iraq, Bahrain, Egypt, Azerbajian, Ukraine, Russia and Poland. To the extent there are disagreements between us and the other holders of equity interests in our subsidiaries regarding the business and operations of these companies, we cannot assure you that we will be able to resolve them in a manner that will be in our best interests. In addition, our partners in our subsidiaries may be unable or unwilling to fulfill their obligations, whether of a financial nature or otherwise; have economic or business interests or goals that are inconsistent with ours; take actions contrary to our instructions or requests, or contrary to our policies and objectives; take actions that are not acceptable to regulatory authorities; or experience financial difficulties. Any of the foregoing could have a material adverse effect on our business, prospects, financial condition and results of operations.

We may be subject to additional tax liabilities, which could materially and adversely affect our business, financial condition and results of operations.

The application, interpretation and enforcement of sales and use tax, VAT, goods and services tax (GST), business tax, gross receipt tax, and other taxes and related regulations applicable to e-commerce businesses and consumers are complex and evolving. Primarily because many of the laws and regulations relating to taxation were established prior to the widespread adoption of the internet and e-commerce, it is not always clear how these laws apply to businesses such as ours. In addition, as governments seek to increase tax revenue, certain jurisdictions in which we operate have considered tax reform, including proposals to increase taxes on e-commerce businesses and consumers. Furthermore, companies in the payment processing industry, including us, may become subject to taxation in various tax jurisdictions, some of which may not have adopted uniform positions on this topic. Any change to tax regulations relating to our business or our customers, and any change to the application, interpretation or enforcement of such regulations, could adversely impact our revenues or the cost of our products to our customers. For example, as a result of the implementation of GST in Malaysia, commencing from April 1, 2015 we will be required to collect GST in connection with sales of our products in Malaysia. Any failure to comply with our obligations in this respect could result in penalties. In addition PaybyMe has collected VAT that we believe we will not be required to remit to the local tax authorities because the VAT was collected from foreign merchants who are not registered in Turkey. This VAT is recognized by PaybyMe as revenue and this revenue recognition would have to be reversed if the local tax authorities claim that this VAT is payable to them.

Our competitive position may be adversely impacted if our business or customers are taxed differently from our competitors, whether due to the jurisdictions in which we or our competitors are organized, located or operating, or for any other reason. It is also possible that we could be found liable to pay taxes with respect to previous tax periods during which we are found to have been liable to collect and pay taxes and failed to do so. Furthermore, any requirement for us to calculate, collect or pay taxes that are levied on our business or our customers, and any resulting communication, review, audit or inspection, could consume financial resources and divert management attention from our core operations. In addition, certain policies that we develop and apply to our operations, including but not limited to transfer pricing policies, can impact our tax position and there can be no assurance that such policies and our application of such policies will not be challenged by the regulators. Any of the foregoing could materially and adversely affect our business, financial condition and results of operations.

We benefit from certain tax exemptions that will expire.

Several of our Malaysian subsidiaries have been granted Multimedia Super Corridor Malaysia, or MSC Malaysia, status by the Minister of Finance of Malaysia and the Minister of International Trade and Industry of Malaysia, and enjoy certain incentives, including “pioneer status,” which entitles a company to a five-year exemption from Malaysian income tax on income derived from MSC Malaysia-related activities, which is renewable for a second five-year term provided certain conditions are met. There can be no assurance that we will continue to benefit from these incentives or that these incentives will not be revoked or modified in any way in the future. While several of our Malaysian subsidiaries have only recently been granted this exemption, MyCNX’s second five-year exemption will expire in 2017, and MyCNX will thereafter be subject to Malaysian income tax.

Failure to continue to develop and expand our product and service offerings and their features, and to develop or incorporate the technologies that support them, could jeopardize our competitive position.

We participate in an industry characterized by rapidly changing technology and new products and services. For example, in recent years there has been an increasing emphasis on the delivery of games, music and other content on mobile devices, in addition to e-wallets and similar mobile electronic payment products and services. To remain competitive, we must continue to develop and expand our product and service offerings. We must also continue to enhance and improve the user interface, functionality and features of our websites. These efforts may require us to develop internally, or to license, increasingly complex technologies. In addition, our competitors may introduce new internet-related products, services and technologies, which will require us to update or modify our own technology to keep pace. Purchasing preferences for mobile airtime may change, which could reduce the demand for the airtime sold through our MOLReloads distribution network. In addition, a shift to post-paid mobile services in our key markets may negatively impact our MOLReloads business. Developing and integrating new products, services and technologies into our existing businesses could be expensive and time-consuming. Furthermore, we may not be able to license technology we require on commercially acceptable terms or at all. We may not succeed in incorporating new internet or mobile technologies or obtaining approvals for the use of our products on mobile operating systems, or, in order to do so, we may incur substantial expenses. If we fail to develop and introduce or acquire new content, features, services or technologies effectively and on a timely basis, we may cease to attract new consumers and merchants and may be unable to retain our existing consumers and merchants, any of which could adversely affect our business, financial condition and results of operations.

In addition, MMOG.asia expects to launch 16 new online games in 2015 including six mobile games. If these new games or our entrance into new markets and mobile games are delayed or fail to gain market acceptance, our growth prospects could be materially and adversely affected.

We are subject to extensive government regulation, including regulations with respect to electronic payment services and data privacy, among others.

Our business is impacted by laws and regulations that affect our industry, and their scope have increased significantly in recent years. We are subject to a variety of regulations aimed at preventing money laundering and financing criminal activity and terrorism, financial services regulations, electronic payment services regulations, consumer protection laws, currency control regulations, and privacy and data protection laws. Money laundering and the financing of terrorism are prohibited in Malaysia, which also has regulations requiring certain entities to report certain activities to BNM. MOL AccessPortal (as an issuer of e-money) and MOLPay Sdn. Bhd. (as a payment systems operator) are considered “reporting institutions” and are under an obligation to monitor and report suspicious transactions to BNM. They are also required to implement various measures such as know your customer procedures and ongoing customer due diligence to facilitate the prevention of money laundering and terrorism financing offences. In Malaysia, we are also subject to consumer protection laws which imply certain statutory guarantees as to the quality of services provided and prohibit misleading and deceptive trade practices and the imposition of unfair contract terms.

Furthermore, these laws and regulations vary significantly from country to country and are often evolving, unclear or inconsistent with other applicable laws. For example, in Malaysia we are subject to the Malaysian Financial Services Act of 2013 as a non-bank e-money issuer and provider of merchant acquiring services, which in turn makes us subject to a number of other regulations. In particular, MOL AccessPortal’s business as an e-money issuer is dependent on it maintaining its approval from BNM (which BNM has the right to reassess at any time). In Turkey, PaytoGo’s operations will subject us to the Payment Services and Electronic Money Institutions Law enacted on June 27, 2013 which remains subject to pending secondary legislation. As a result, PaytoGo will be required to obtain clearances from the Turkish Central Bank and Banking Regulations Supervisory Agency.

MOL AccessPortal distributes MOLPoints in several markets outside of Malaysia. We obtain licenses in jurisdictions where we believe they are required based on the nature of our business activity and the legal and regulatory requirements in such jurisdictions. It is possible, however, that the authorities in certain jurisdictions may take the position that we are required to obtain licenses or otherwise comply with laws and regulations which we believe are not required or applicable. As a result, we may be required to change the manner or business activity that we conduct in such markets, obtain licenses or otherwise comply with regulations. We may also be subject to penalties and sanctions for previously operating without a license. See “Regulation.”

In certain jurisdictions, governments have not yet issued relevant regulations or implementation guidelines to relevant regulations, but are expected to issue new regulations or implementation guidelines in the near future. The implementation of new regulations or guidelines could require us to change the way we conduct our business, incur new expenses or retain legal counsel or additional staff to ensure compliance with such regulations. Any of the foregoing could have a material and adverse effect on our results of operations and growth prospects. As we further expand internationally, the geographical scope and complexity of the regulation frameworks to which we are subject will increase.

In addition, we receive, store and process personal information and other data. The regulatory framework for privacy issues worldwide is currently in a state of flux and is likely to remain so for the foreseeable future. Practices regarding the collection, use, storage, transmission and security of personal information by companies operating over the internet and mobile platforms have recently come under increased public scrutiny. Various government and consumer agencies have called for new regulation and changes in industry practices. It is possible that obligations imposed under applicable laws may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Any failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to our users or other third parties, or our privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of information or other data, may result in governmental enforcement actions, litigation or public statements against us by consumer advocacy groups or others and could cause our users to lose trust in us, which could have an adverse effect on our business. Furthermore, if third parties with whom we work, such as individual users, distribution partners, content providers and online merchants, violate applicable laws or our policies, such violations may put information at risk and could have an adverse effect on our reputation and business.

We will need to obtain government approvals to implement our growth strategy.

Implementing our growth strategy may require approvals from governmental entities in Malaysia and other jurisdictions where we have operations. For example, as a result of regulatory restrictions in Malaysia relating to online payments, we are required to limit the balance of MOLPoints in a registered account to MYR500. In April 2015, we received conditional approval from BNM to increase this limit to MYR1,500 from MYR500 subject to fulfilling certain BNM requirements. For accounts based in a country where we accept local currency other than Malaysia, the balance is not permitted to exceed the local currency equivalent of MYR500, which will increase to MYR1,500 upon our fulfillment of the specified BNM requirements. For accounts based in all other countries, transactions are denominated in U.S. dollars and the balance is not permitted to exceed the U.S. dollar equivalent of MYR500, which will increase to MYR1,500 upon our fulfillment of the specified BNM requirements. For all accounts based outside Malaysia, we adjust the balance limit whenever the exchange rate between the applicable currency and Malaysian Ringgit fluctuates by at least 5% since the most recent adjustment. In addition, as we launch our MOLWallet business, we will need to obtain approval from the relevant central banking authority in each country in which we intend to operate our MOLWallet business.

Failure to attract and retain qualified personnel could jeopardize our competitive position.

Our business functions at the intersection of rapidly changing technological, social, economic and regulatory developments that require a wide ranging set of expertise and intellectual capital. In order for us to compete and grow successfully, we must attract, recruit, retain and develop the necessary personnel who can provide the needed expertise across the entire spectrum of our intellectual capital needs. This is particularly true with respect to qualified and experienced software engineers and IT staff, who are highly sought after and are not in sufficient supply in Malaysia and in most other markets in which we operate. The market for such personnel is highly competitive, and we may not succeed in recruiting additional personnel or may fail to replace current personnel who depart with qualified or effective successors. It may also be difficult for us to obtain necessary qualified personnel with local experience to support our international growth, which may jeopardize our ongoing and planned expansion. For this reason, we are reliant on certain managers who have joined us through our acquisitions, including but not limited to certain managers of MyCNX, in addition to our Co-CEO, Preecha Praipattarakul, who joined us through our acquisition of MOL Thailand. Our efforts to retain and develop personnel may result in significant additional expenses, which could adversely affect our profitability. Failure to retain or attract key personnel could have a material adverse effect on our business, financial condition and results of operations.

Our success depends upon our senior management and key managerial personnel and our ability to retain them and attract new key personnel when necessary. Our Co-CEO and our Group CFO assumed these roles in March 2015.

We place substantial reliance on the industry experience and knowledge of our senior management team as well as the senior management teams at our subsidiaries in our key operating countries and their relationships with other industry participants. Finding suitable replacements for our current senior management could be difficult as competition for such talent is intense. For example, Mr. Ganesh Kumar Bangah, our co-founder and Executive Chairman, our Co-CEOs, Charles Chee Chau Ng and Preecha Praipattarakul, and our Group CFO, Ramesh Pathmanathan, are each particularly important to our future success. In addition, historically, once we acquire a new subsidiary, we tend to retain the key personnel at such subsidiary, including, in a number of cases, the founder, and these personnel are especially important for our businesses in the relevant countries. Furthermore, our Co-CEOs, Charles Chee Chau Ng and Preecha Praipattarakul, and our Group CFO, Ramesh Pathmanathan, assumed these roles in March 2015. Charles Chee Chau Ng had previously served as our Chief Operating Officer and Preecha Praipattarakul had previously served as the Chief Executive Officer of our subsidiary, MOL Thailand. Ramesh Pathmanathan was not employed by the company prior to March 2015. We do not carry key person insurance on any member of our senior management team. The loss of one or more members of our senior management team could hinder our ability to effectively manage our business, adversely affect our international operations and harm our ability to implement our growth strategies.

Potential acquisitions may disrupt our ability to manage our business effectively, including our ability to successfully integrate acquired businesses into our existing operations.

We have in the past and expect to continue to engage in acquisitions and other inorganic growth opportunities, especially as we expand into new markets. Acquisitions and the subsequent integration of new companies or businesses require significant attention from our management, in particular to ensure that the acquisition does not disrupt any existing collaborations, or affect our users’, distribution channels’ and merchants’ opinions and perceptions of our services and customer support. As part of our strategy of expansion, we have in the past, and may, from time to time, acquire businesses or interests in businesses, including non-controlling interests, form joint ventures or create strategic alliances. For example, in 2013 we acquired 70% of each of Game Sultan, which operates a micropayment system for the Turkish market, and PaytoGo, which operates a payment service provider for the Turkish market, and AyoPay, an Indonesian payment service provider that specializes in online distribution of game credits. We acquired the remaining 30% equity interest in each of Game Sultan and PaytoGo in 2014. We also acquired 50% of NganLuong, which now serves as our primary distribution network in Vietnam. In May 2014, our subsidiary, MOL Thailand acquired 60% of Easy2Pay, a mobile carrier billing platform that currently operates in Thailand, Malaysia, Indonesia, the Philippines, Vietnam and Singapore. In September 2014, we acquired 51% of PaybyMe, a mobile carrier billing platform that currently operates in Turkey, Saudi Arabia, UAE, Kuwait, Qatar, Oman, Jordan, Lebanon, Iraq, Bahrain, Egypt, Azerbajian, Ukraine, Russia and Poland. We expect to continue to evaluate potential strategic acquisitions of businesses or products with the intention to expand our user and revenue base, widen our geographic coverage and increase our product range. Whether we realize the anticipated benefits from these transactions depends, to a significant extent, on the integration of the target businesses into our group, the performance and development of the underlying services or technologies, our correct assessment of assumed liabilities and the management of the relevant operations. We may not be able to successfully integrate any newly acquired businesses or products and the integration may divert our management’s focus from our core business and result in disruption to our normal business operations. We may spend time and resources on such acquisitions that do not ultimately increase our profitability or that cause loss of, or harm to, relationships with employees, customers and users as a result of the integration of new businesses. The diversion of our management’s attention and any difficulties encountered in integration could have a material adverse effect on our ability to manage our business.

We may require additional capital to meet our financial obligations and support business growth, including through acquisitions, and this capital might not be available on acceptable terms or at all.

We intend to continue to make significant investments, including potential acquisitions, to support our business growth and may require additional funds to respond to business challenges, including the need to develop new products or services, improve our operating infrastructure or acquire complementary businesses, personnel and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or securities convertible into, or exchangeable for, equity securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our ordinary shares and ADSs. Any debt financing that we secure in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital (including by restricting the ability of our company, or our subsidiaries, to distribute dividends to our shareholders and our company, respectively) and to pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be materially and adversely affected.

We had negative working capital positions in the past and may be unable to generate sufficient revenue from operations to pay our operating expenses or execute our business plans.

We had a negative working capital position as at each of December 31, 2012 and 2013. Working capital is defined as current assets minus current liabilities. Our working capital ratio, which is defined as current assets divided by current liabilities, as at December 31, 2012 and 2013 was 78.2% and 62.0%, respectively. Borrowings under our credit facility from MDV are required by applicable accounting guidance to be classified as current liabilities because the facility is a revolving facility. Amounts due to other related parties are classified as current liabilities as of the relevant balance sheet dates because there are no stated repayment terms. We plan to fully repay our credit facility with MDV.

We believe that we have adequate working capital for our present requirements and that our net cash generated from operating activities, together with cash and cash equivalents and funds from financing sources, will provide sufficient funds to satisfy our working capital requirements for the next 12 months. However, if our future cash from operating activities is lower than expected or we fail to obtain additional financing in the future, this would impede our ability to make continued investments, which could adversely affect our results of operations and financial condition.

Our business depends on the volume of MOLPoints used to purchase digital content, primarily game credits, which in turn is dependent on the popularity of the underlying games.

MOLPoints can be used to purchase digital content, including game credits for online games such as those licensed and operated by our games portal, MMOG.asia. For a game to remain popular, game operators must constantly enhance, expand or upgrade the games with new features that players find attractive. Game operators, including MMOG.asia, may not be able to successfully enhance, expand or upgrade current games. Any decrease in the popularity of MMOG.asia’s licensed games and any other games that accept MOLPoints, any breach of game-related security or prolonged server interruption, or any other adverse developments relating to such games, could materially and adversely affect our sales volume and results of operations. In addition, paying players purchase virtual goods in games because of the perceived value of these goods, which is dependent on the relative ease of securing equivalent goods via non-paid means within the game. The perceived value of these virtual goods can be impacted by an increase in the availability of free or discounted game credits or by various actions that content providers take in the games including offering discounts for virtual goods, giving away virtual goods in promotions or providing easier non-paid means to secure these goods. Our content providers’ management or mismanagement of virtual economies could affect players’ interest in virtual goods and demand for MOLPoints. Any of the foregoing could adversely affect our business, financial condition and results of operations.

As a result of our rapid growth, we need to implement enhanced compliance processes, procedures and controls with respect to the rules and regulations that apply to our business.

Our business has grown rapidly in recent years and we need to realign our compliance function with the size of our business. In light of the fact that we are a regulated business that processes large volumes of payments and information, we need to implement enhanced processes, procedures and controls in order to provide reasonable assurance that we are operating in compliance with applicable regulatory requirements. In particular, applicable anti-money laundering laws and laws and regulations aimed at preventing terrorist financing contain numerous requirements with respect to the identification of clients, and documentation and reporting of transactions subject to mandatory control and other suspicious transactions to the relevant authorities.

While our administrative systems have developed rapidly, during our earlier history, our practices relating to intellectual property, data privacy and security, and legal compliance may not have been as robust as they are now, and there may be unasserted claims arising from this period that we are not able to anticipate. In addition, our business, including our ability to operate and expand internationally, could be adversely affected if laws or regulations are adopted, interpreted, or implemented in a manner that is inconsistent with our current business practices and that require changes to these practices, the design of our websites, features or our privacy policy. In particular, the success of our business has been, and we expect will continue to be, driven by our ability to responsibly use the data that our users share with us. Therefore, our business could be harmed by any significant change to applicable laws, regulations or industry practices regarding the use or disclosure of data our users choose to share with us, or regarding the manner in which the express or implied consent of users for such use and disclosure is obtained. Such changes may require us to modify our services and features, possibly in a material manner, which could have an adverse effect on our business and results of operations. In the area of information security and data protection, many jurisdictions have passed laws requiring notification to players when there is a security breach for personal data, or requiring the adoption of minimum information security standards that are often vaguely defined and difficult to practically implement. The costs of compliance with these laws may increase in the future as a result of changes in interpretation. Furthermore, any failure on our part to comply with these laws may subject us to significant liabilities.

We are subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, which prohibits U.S. companies and their intermediaries from bribing foreign officials for the purpose of obtaining or keeping business or otherwise obtaining favorable treatment, and other laws concerning our international operations. Similar legislation in other jurisdictions contains similar prohibitions, although varying in both scope and jurisdiction. We do not have a fully developed FCPA compliance program and will need to implement such a program, including measures that require our merchants to comply with the FCPA.

We have neither an established operating history nor proven management experience in establishing and maintaining, over the long term, the required compliance processes, procedures and controls. Our business involves handling large and growing payment volumes and consumer funds, and our success is dependent on public confidence in our ability to do so as well as our compliance with applicable regulatory requirements. Any failure to manage consumer funds or to comply with applicable regulatory requirements could result in the imposition of fines, harm our reputation and significantly diminish use of our products.

Our business is exposed to counterparty and credit risks.

Under the terms of our service contracts with merchants, we are deemed to have received funds for the purposes of triggering our contractual obligation to transfer funds to a merchant at the time a consumer pays for its purchase using MOLPoints. Where a consumer has paid for the transaction using MOLPoints, even if we have not received any funds from the relevant sale of MOLPoints from the relevant distribution channel, we will be under a contractual obligation to transfer money to the merchant. Furthermore, when an online merchant uses MOLPay to process payment, MOLPay Sdn. Bhd. is technically the “acquirer” for regulatory purposes, which may subject us to liability.

In addition, we are subject to the credit risk of merchants being unable to satisfy obligations for which we also may be liable. For example, we may be liable for transactions that are disputed by customers and charged back to the merchant. If we have already paid the merchant but are unable to collect this charged back amount from the merchant, due to the merchant’s insolvency, bankruptcy or other reasons, we may bear the loss for the amount of the refund paid to the consumer. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

Our agreements with third parties may be legally unenforceable if they are found to infringe applicable competition laws.

Our agreements with third parties, or certain provisions of such agreements, may be found to be unenforceable if they are found to infringe the competition laws of jurisdictions in which we operate. For example, we have entered into agreements in Malaysia and Turkey with third parties, including distribution partners, content providers and telecommunications service providers that, among other things, include or may in the future include provisions that grant exclusivity privileges to, impose territorial restrictions on, and/or involve resale price maintenance by, one or more parties.

Under the Malaysian Competition Act of 2010, or the MCA, such provisions may be considered to be anti-competitive if they are found to significantly prevent, restrict or distort competition in any market for goods or services. For purposes of the MCA, an anti-competitive agreement will not be deemed significant if (i) the parties to the agreement are competitors and their combined market share is less than 20% of the relevant market; or (ii) the parties to the agreement are not competitors and their individual market share in any relevant market is not more than 25%. The MCA also prohibits enterprises from engaging in any conduct which amounts to an abuse of a dominant position in any market for goods or services. Generally, for purposes of the MCA, market share above 60% would be indicative (but not conclusive evidence) that an enterprise is dominant. If we are seen to be in a dominant position in the market, the provisions on exclusivity, territorial restrictions and/or resale price maintenance could potentially be seen to be an abuse of such dominant position. Some of our businesses may be regulated by the Malaysian Communications and Multimedia Act of 1998, or the CMA, in which case the competition-related provisions under the CMA (instead of the MCA) will apply to such businesses. The CMA prohibits a licensee from engaging in any conduct which has the purpose of substantially lessening competition in a communications market, or entering into any understanding, agreement or arrangement which provides for (i) rate fixing; (ii) market sharing (iii) boycotting of a supplier of apparatus; or (iv) boycotting of another competitor. Under Turkish competition rules, where there is an agreement involving an exclusive supply obligation, if the market shares of the parties to the agreement are below 40% in their own market of activity, then a safe harbor, or block exemption, is available, but otherwise a facts and circumstances analysis must be undertaken in order to determine whether an exemption must be sought from the Turkish Competition Board, or TCB. The TCB is the only decision making authority that can grant such exemptions. Similar rules apply for agreements involving territorial restrictions and non-compete obligations. Violation of such Turkish competition rules can result in fines of up to 10% of annual gross revenues.

However, because limited guidance, decisions and guidelines are available with respect to determination of the relevant market or the market shares for the industries in which we operate, it is unclear whether our agreements with third parties will be found to infringe applicable competition laws. If any such agreement is found to infringe such laws, the authorities may (i) require that the infringement be ceased immediately; (ii) specify steps which are required to be taken by the infringing enterprise(s) to bring the infringement to an end; (iii) impose financial penalties which could, for example, be 10% of the worldwide turnover of the relevant enterprise over the period during which an infringement occurred; or (iv) take any number of other actions, including imposing sanctions and penalties, as they deem appropriate.

There can be no assurance that our agreements will not be found to be unenforceable or to infringe relevant laws and regulations. Any such finding may have a material adverse effect on our business, prospects, financial condition and results of operations.

Our business is highly dependent on relationships with telecommunications service providers and banks and we derive a portion of our revenue from aggregators and intermediaries.

Our top five telecommunications service providers account for nearly all of MOLReloads’ revenue. If our relationship with any of these telecommunications service providers was impaired, or if our revenue sharing arrangements were to become less favorable to us, our business would be adversely impacted. For example, in response to increased volume in 2012, telecommunications service providers in Malaysia imposed reduced discounts and commissions on our MOLReloads business. There can be no assurance that our revenue sharing arrangements will not be revised in manner that is unfavorable to us in Malaysia or any other market where we operate. In addition, in Malaysia, Alliance Bank Malaysia Berhad, or Alliance Bank, processes nearly all credit card payments that are made through MOLPay. If our relationship with Alliance Bank was impaired, or if our fee arrangements with Alliance Bank were to become less favorable to us, our business would be adversely impacted. Furthermore, we work with aggregators and intermediaries to enter into mobile carrier billing arrangements and online banking relationships, and to acquire mobile airtime for distribution through MOLReloads. In such cases, we do not have a direct relationship with the mobile carrier or the bank. If any of these aggregators or intermediaries was to choose not to work with us, or if our revenue sharing arrangements with them were to become less favorable to us, our business would be adversely impacted. Any of the foregoing would have an adverse effect on our financial condition and results of operations.

We may use open-source software in a manner that could be harmful to our business.

We use open-source software in connection with our technology and services. The original developers of the open-source code provide no warranties on such code. Moreover, some open-source software licenses require users like us who distribute open-source software as part of their software to publicly disclose all or part of the source code to such software and/or make available any derivative works of the open-source code on terms unfavorable to us or at no cost. The use of such open-source code may ultimately require us to replace certain code used in our products, pay a royalty to use some open-source code or discontinue certain products. Any of the above requirements could be harmful to our business, financial condition and results of operations.

We may not be able to successfully protect our intellectual property and may be subject to infringement claims.

We rely on a combination of contractual rights, copyright, trademark and trade secret laws to establish and protect our proprietary technology. We also maintain patents for certain of our technologies. We customarily require our employees and independent contractors to execute confidentiality agreements or otherwise to agree to keep our proprietary information confidential when their relationship with us begins. Typically, our employment contracts also include clauses requiring our employees to assign to us all of the inventions and intellectual property rights they develop in the course of their employment and to agree not to disclose our confidential information. Nevertheless, others, including our competitors, may independently develop similar technology, duplicate our services or design around our intellectual property. Furthermore, contractual arrangements may not prevent unauthorized disclosure of our confidential information or ensure an adequate remedy in the event of any unauthorized disclosure of our confidential information. Because of the limited protection and enforcement of intellectual property rights in certain jurisdictions in which we operate, as well as in certain jurisdictions in which we have started expanding our operations, our intellectual property rights may not be as protected as they may be in more developed markets such as the United States. We may have to litigate to enforce or determine the scope or enforceability of our intellectual property rights (including trade secrets and know-how), which could be expensive, could cause a diversion of resources and may not prove successful. The loss of intellectual property protection could harm our business and ability to compete and could result in costly redesign efforts, discontinuance of certain service offerings or other competitive harm.

We may also be subject to costly litigation in the event our services or technology are claimed to infringe, misappropriate or otherwise violate a third party’s intellectual property or proprietary rights. Such claims could include patent infringement, copyright infringement, trademark infringement, trade secret misappropriation or breach of licenses. In addition, while we seek to obtain copyright registration certificates for the critical software we develop, our rights to software obtained as works for hire might be potentially challenged by the employees and former employees or developers of such software. We may not be able to successfully defend against such claims, which may result in a limitation on our ability to use the intellectual property subject to these claims and also might require us to redesign affected services, enter into costly settlement or license agreements, pay costly damage awards, or face a temporary or permanent injunction prohibiting us from marketing or selling certain of our services. In such circumstances, if we cannot or do not license the infringed technology on reasonable terms or substitute similar technology from another source, our revenue and earnings could be adversely impacted. Additionally, in recent years, non-practicing entities have been acquiring patents, making claims of patent infringement and attempting to extract settlements from companies in our industry. Even if we believe that such claims are without merit and successfully defend these claims, defending against such claims is time-consuming and expensive and could result in the diversion of the time and attention of our management and employees.

We do not have, and may be unable to obtain, sufficient insurance to insure against certain business risks.

The insurance industry in certain jurisdictions where we operate is not yet fully developed, and many forms of insurance protection common in more developed countries are not yet fully available or are not available on comparable or commercially acceptable terms. We do not currently maintain insurance coverage for business interruption or loss of key management personnel as we have been unable to obtain these on commercially acceptable terms. We do not hold insurance policies to cover for any losses resulting from counterparty and credit risks and fraudulent transactions, nor for losses from cyber-attacks, software failures and data loss. Other than user funds which are required under law to be held in a separate trust account, we also do not generally maintain separate funds or otherwise set aside reserves for most types of business-related risks. Accordingly, our lack of insurance coverage or reserves with respect to business-related risks may expose us to substantial losses, which could materially adversely affect our business, financial condition and results of operations.

The successful operation of our business depends upon the performance and reliability of the internet infrastructure and telecommunications networks in the countries where we operate.

Our business depends on the performance and reliability of the internet infrastructure in the countries where we operate. We may not have access to alternative networks in the event of disruptions or failures of, or other problems with, the relevant internet infrastructure. In addition, the internet infrastructure, especially in the emerging markets where we operate, may not support the demands associated with continued growth in internet usage.

We also rely on major telecommunication operators in the countries where we operate to provide us with data communications capacity primarily through local telecommunications lines and internet data centers to host our servers. We may not have access to alternative services in the event of disruptions or failures of, or other problems with, the fixed telecommunications networks of these telecommunications operators, or if such operators otherwise fail to provide such services. Any unscheduled service interruption could disrupt our operations, damage our reputation and result in a decrease in our revenues. For example, in Vietnam in December 2013, piping used by our internet service provider experienced an outage and as a result our business in Vietnam was adversely affected for a two-week period. Furthermore, we have no control over the costs of the services provided by the telecommunications operators we use. If the prices that we pay for telecommunications and internet services rise significantly, our gross margins could be significantly reduced. In addition, if internet access fees or other charges to internet users increase, our user traffic may decrease, which in turn may cause our revenues to decline.

Fluctuations in foreign currency exchange rates will affect our financial results, which we report in Malaysian Ringgit.

As we have continued to expand our international operations, we have become more exposed to the effects of fluctuations in currency exchange rates. In addition to our operations in Malaysia from which we earn revenue denominated in Malaysian Ringgit, we also earn revenue denominated in Baht, Turkish Lira, Philippine Pesos and U.S. dollars, among other currencies. In 2014, 56.5% of our revenue was earned in currencies other than Malaysian Ringgit. We incur expenses for employee compensation and other operating expenses in the local currencies in the markets in which we operate. Fluctuations in the exchange rates between the Malaysian Ringgit and those other currencies could result in the Malaysian Ringgit equivalent of such expenses being higher and/or the Malaysian Ringgit equivalent of such foreign currency-denominated revenue being lower than would be the case if exchange rates were stable. There can be no assurance that movements in foreign currency exchange rates will not have a material adverse effect on our results of operations in future periods. We do not generally enter into hedging contracts to limit our exposure to fluctuations in the value of the Malaysian Ringgit, or any other currency. Furthermore, the substantial majority of our revenue is denominated in emerging markets currencies, including Malaysian Ringgit. In recent months, foreign currency exchange rates for emerging markets currencies have experienced substantial volatility. For example, in 2014 the exchange rate of U.S. dollars and Malaysian Ringgit varied from a high of 3.4970 to a low of 3.1465. Because fluctuations in the value of Malaysian Ringgit and other emerging markets currencies are not necessarily correlated, there can be no assurance that our results of operations will not be adversely affected by such volatility.

Our major shareholder will have the ability to significantly influence the outcome of shareholder actions in our company.

Our major shareholder and his family members directly and indirectly hold 53.1% of our ordinary shares and voting power. Our major shareholder has advised us that he does not anticipate further disposing of his voting control in us in the near future. Our major shareholder’s voting power gives him the ability to significantly influence actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association and NASDAQ requirements, including the election and removal of a majority of our board of directors, significant mergers and acquisitions and other business combinations, changes to our memorandum and articles of association, the number of shares available for issuance under share incentive plans, and the issuance of significant amounts of our ordinary shares in private placements.

Our major shareholder’s voting control may cause transactions to occur that might not be beneficial to you as a holder of ADSs, and may prevent transactions that would be beneficial to you. For example, our major shareholder’s voting control may prevent a transaction involving a change of control of us, including transactions in which you as a holder of the ADSs might otherwise receive a premium for your securities over the then-current market price. In addition, our major shareholder is not prohibited from selling a controlling interest in us to a third party and may do so without your approval and without providing for a purchase of your ADSs.

We are subject to economic risk and business cycles of our merchants and the overall level of consumer spending.

Our business depends heavily on the overall level of consumer spending, particularly in our primary markets in Southeast Asia and other emerging markets. We are exposed to general economic conditions that affect consumer confidence, consumer spending, consumer discretionary income or changes in consumer purchasing habits. A reduction in the amount of consumer spending could result in a decrease in our revenue and profits. If our merchants make fewer sales of their products and services using our services or consumers spend less money per transaction, we will have fewer transactions to process at lower amounts, resulting in lower revenue. A weakening in the economies in which we operate could have a negative impact on our merchants, as well as consumers who purchase products and services using our payment processing systems, which could, in turn, negatively impact our business, financial condition and results of operations. In addition, a weakening in such economies could force some of our merchants to close or go bankrupt or insolvent, or could cause our merchants to reduce the number of their locations or hours of operation, resulting in future transaction declines. We also have a certain amount of fixed costs, including salaries and rent, which could limit our ability to adjust costs and respond quickly to changes in our business and the economies in which we operate. Changes in economic conditions could adversely impact our future revenues and profits and cause a material adverse effect on our business, financial condition and results of operations.

Our results of operations may fluctuate or otherwise be materially and adversely affected due to seasonal variations.

Our sales have historically been higher during festive periods, as our business tends to benefit from consumers’ increased leisure time. Such periods include Chinese New Year, which generally occurs in January or February, Ramadan, which occurred in the third quarter in each of 2012, 2013 and 2014, and the December holiday season.

We rely on various financial institutions to provide clearing and settlement services in connection with our online payment services.

We rely on various financial institutions to provide clearing and settlement services in connection with our online payment services. If such financial institutions stop providing clearing and settlement services or start imposing excessive processing fees, we would need to find other financial institutions to provide these services. In addition, some of these financial institutions have divisions that provide payment options to consumers that could compete with our services. If we are unable to find a replacement financial institution to provide clearing and settlement services on commercially reasonable terms or at all, we may no longer be able to provide our online payment services to certain customers, which could negatively impact our business, financial condition and results of operations. For example, in Malaysia, Alliance Bank processes nearly all credit card payments that are made through MOLPay. If our relationship with Alliance Bank was impaired, or if our fee arrangements with Alliance Bank were to become less favorable to us, our business would be adversely impacted.

From time to time, credit card merchant acquirers and banks increase the organization and processing fees (known as interchange fees or debit network fees) that they charge. We may not be able to pass on all of the increases in interchange fees or debit network fees along to our online merchants, if at all. It is possible that competitive pressures may result in our absorbing a portion of such increases in the future, which would increase our operating costs and reduce our profit margin. Furthermore, we rely on Visa and MasterCard to process most of our credit card transactions and we may be subject to penalties if we do not comply with their rules and procedures, or applicable laws and regulations. Any of the foregoing could adversely affect our reputation, business, financial condition and results of operations.

If we cannot pass increases from payment networks including interchange, assessment, transaction and other fees, and distribution costs, along to online merchants, our operating margins will be reduced.

We pay interchange and other fees set by payment networks to card-issuing financial institutions and payment networks for each transaction we process. From time to time, payment networks increase such fees. At their sole discretion, our financial institution sponsors have the right to pass any increases in interchange and other fees on to us and they have consistently done so in the past. We are generally permitted under the contracts into which we enter, and in the past we have been able to, pass these fee increases along to our online merchants through corresponding increases in our processing fees. However, if we are unable to pass on these and other fees, and distribution costs, in the future, it could have a material adverse effect on our business, financial condition and results of operations.

Any natural or other disasters, including outbreaks of health epidemics, and other extraordinary events could severely disrupt our business operations.

Our operations are vulnerable to interruption and damage from natural and other types of disasters, including earthquakes, fire, floods, environmental accidents, power loss, communication failures and similar events. If any natural disaster or other extraordinary events were to occur in the area where we operate, our ability to operate our business could be seriously impaired. Our business could be materially and adversely affected by any outbreak of H7N9 bird flu, H1N1 swine influenza, avian influenza, severe acute respiratory syndrome, or SARS, or another epidemic. Any prolonged occurrence of swine influenza, avian influenza, SARS or other adverse public health developments in Southeast Asia could severely disrupt our business operations and adversely affect our results of operations.

Risks Related to Doing Business in Malaysia and Other Countries Where We Operate

Developments in the social, political, regulatory and economic environment in Malaysia may have a material adverse impact on us.

Our business, prospects, financial condition and results of operations may be adversely affected by social, political, regulatory and economic developments in Malaysia. Such political and economic uncertainties include, but are not limited to, the risks of war, terrorism, nationalism, nullification of contract, changes in interest rates, imposition of capital controls and methods of taxation. Furthermore, our business is substantially affected by regulation. For example, it is possible that regulations governing telecommunications service providers may limit customers’ usage, which would effectively limit the potential size of our mobile carrier billing business. Similarly, regulations could be enacted that effectively control and standardize the digital payments industry or prevent subscribers from being charged for third party transactions on their mobile phone statement.

Negative developments in Malaysia’s socio-political environment may adversely affect our business, financial condition, results of operations and prospects. The Malaysian economy registered growth of 6.0% in 2014, according to the Department of Statistics Malaysia. Although the overall Malaysian economic environment (in which we predominantly operate) appears to be positive, there can be no assurance that this will continue to prevail in the future.

Economic, market and political developments in the countries where we operate could have a material and adverse effect on our business.

The economic, market and political conditions in other countries, particularly emerging market conditions in Southeast Asia, Turkey and Brazil, could have an influence on our business. Any widespread global financial instability or a significant loss of investor confidence in emerging market economies may materially and adversely affect our business, financial condition, results of operations, prospects or reputation.

Examples of such external factors or conditions that are outside our control include, but are not limited to the following:

•	general economic, political and social conditions in Southeast Asian countries and other key foreign markets;

•	consumer spending patterns in our key markets;

•	currency and interest rate fluctuations;

•	international events and circumstances such as wars, terrorist attacks, natural disasters and political instability; and

•	changes in legal regimes and governmental regulations, such as licensing and approvals, taxation, duties and tariffs, in key markets and abroad.

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and the global economy has continued to face new challenges. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States. For example, in 2013, the Federal Reserve Bank in the United States announced the tapering of its bond-buying program which led to a high degree of volatility in equity markets and substantial devaluations in the currencies of many emerging economies, including markets where we operate. There have also been concerns over unrest in the Middle East and Africa and over the possibility of international hostilities over Ukraine, which have resulted in volatility in oil prices and other markets. Recently there have been concerns over instability in Thailand due to significant anti-government protests which have been ongoing since 2013 and have resulted in the imposition of martial law and a change in government. There have also been a number of major anti-government protests in Turkey in late 2013 and early 2014. Economic conditions in the countries where we operate are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in emerging markets.

The Malaysian Ringgit is subject to exchange rate fluctuations.

BNM has, in the past, intervened in the foreign exchange market to stabilize the Malaysian Ringgit, and instituted a fixed exchange rate of MYR3.80 to $1.00 on September 2, 1998. Subsequently, on July 21, 2005, BNM adopted a managed float system which benchmarked the Malaysian Ringgit to a currency basket to ensure that the Malaysian Ringgit remains close to its fair value. As of December 31, 2014, the closing exchange rate was MYR3.4950 to $1.00 and as of April 24, 2015, the closing exchange rate was MYR3.5820 to $1.00. However, there can be no assurance that BNM will, or would be able to, intervene in the foreign exchange market in the future or that any such intervention or fixed exchange rate would be effective in achieving BNM’s objectives. Fluctuations in the Malaysian Ringgit’s value against other currencies will create foreign currency translation gains or losses and may have an adverse effect on our business, financial condition and results of operations.

We are subject to communication and multimedia regulations.

Our business depends on the performance and availability of our online platforms and services which are governed in Malaysia by various multimedia and communication regulations, guidelines, ministerial directions and other standards arising from the CMA, and the Malaysian Communications and Multimedia Commission. MOL AccessPortal has registered for, and obtained, an applications service provider, or ASP, class license to provide messaging services. The ASP class license requires annual renewal and the application is currently an administrative one but there can be no assurance that this will remain the case. We cannot guarantee that other services provided by MOL AccessPortal, or our other Malaysian companies, that are currently exempt from licensing requirements or which do not currently require licensing may require licensing in the future. The implementation of new regulations or guidelines could require us to change the way we conduct our online business or the licenses that we require, incur new expenses or retain legal counsel or additional staff to ensure compliance with such regulations. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

We are subject to foreign exchange control policies in Malaysia and other countries where we operate.

The ability of our subsidiaries to pay dividends or make other payments to us may be restricted by the foreign exchange control policies in the countries where we operate.

For example, there are foreign exchange policies in Malaysia which support the monitoring of capital flows into and out of the country in order to preserve its financial and economic stability. The foreign exchange policies are administered by the Foreign Exchange Administration, an arm of BNM. The foreign exchange policies monitor and regulate both residents and non-residents. Under the current Foreign Exchange Administration rules issued by BNM, non-residents are free to repatriate any amount of funds from Malaysia in foreign currency other than the currency of Israel at any time (subject to limited exceptions), including capital, divestment proceeds, profits, dividends, rental, fees and interest arising from investment in Malaysia, subject to any withholding tax. In the event BNM or any other country where we operate introduces any restrictions in the future, we may be affected in our ability to repatriate dividends or other payments from our subsidiaries in Malaysia or in such other countries. Since we are a holding company and rely principally on dividends and other payments from our subsidiaries for our cash requirements, any restrictions on such dividends or other payments could materially and adversely affect our liquidity, financial condition and results of operations.

The exchange control law in Thailand provides that the outward remittance from Thailand of dividends or the proceeds of sale (including capital gain) from the transfer of shares after payment of the applicable Thai taxes, if any, may be made without the requirement to file a specified form to the relevant financial institution if the amount is less than $50,000 or the equivalent amount in relevant currency per remittance, provided that required documents and evidence of the particular transaction have been duly submitted to the relevant financial institution. Because the Bank of Thailand has a policy to not allow any person to bring Baht out of Thailand, with certain exemptions, dividends paid to a non-resident must be converted into foreign currency prior to the outward remittance from Thailand. If the amount is at least $50,000 or its equivalent in the relevant currency, a specified form must be submitted to the relevant financial institution together with required documents or evidence of the particular transaction.

Turkey does not have foreign exchange control restrictions. Pursuant to Decree N.32 on Protection of Turkish Currency, importation of foreign currency to Turkey is free and residents in Turkey are allowed to accept payment in foreign currency from non-residents for the transactions that they conduct in Turkey in favor of such non-residents. Residents in Turkey and non-residents may freely transfer foreign currency abroad provided that they use banks as intermediaries and relevant reporting requirements are complied with. The Turkish Ministry of Finance is authorized to determine other establishments that are allowed to transfer foreign currency abroad. Our presence in Northern Cyprus, which is not an internationally recognized state, may place us at a disadvantage in transferring funds out of the country and where Turkey is used as intermediary, additional taxes may be levied.

Furthermore, dividends from certain subsidiaries, including our subsidiaries in Thailand, Turkey and the Philippines, may be subject to local withholding tax.

Risks Related to the ADSs

The trading prices of the ADSs have been and are likely to continue to be volatile, which could result in substantial losses to investors.

The trading prices of the ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other similarly situated companies that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of these companies’ securities after their offerings, including companies in the internet, online payment and online and mobile gaming industries, may affect the attitudes of investors toward such companies listed in the United States, which consequently may impact the trading performance of the ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting or other practices at other Malaysian or Southeast Asian companies may also negatively affect the attitudes of investors towards Malaysian or Southeast Asian companies in general, including us, regardless of whether we have engaged in such practices. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States and other jurisdictions in late 2008, early 2009, the third quarter of 2011 and the second quarter of 2012, which may have a material adverse effect on the market price of the ADSs.

In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

•	variations in our revenue, earnings and cash flow;

•	announcements of new investments, acquisitions, strategic partnerships, or joint ventures;

•	announcements of new services and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	changes in the number of our users;

•	fluctuations in our operating metrics;

•	failure on our part to realize monetization opportunities as expected;

•	additions or departures of key personnel;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•	detrimental negative publicity about us, our competitors or our industry;

•	regulatory developments affecting us or our industry; and

•	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. We are involved in class action suits, which could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. See “Risk Factors – Pending class action litigation may expose us to significant liabilities, result in negative publicity and have a material adverse effect on our reputation, business, financial condition, results of operations and prices of our ADSs.” Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We have granted employee share options and other share-based awards. We will recognize any share-based compensation expenses in our consolidated statements of profit or loss and other comprehensive income in accordance with IFRS. Any additional grant of employee share options and other share-based awards in the future may have a material adverse effect on our results of operation.

In September 2014 we adopted the MOL Global, Inc. 2014 Share Incentive Plan for the purpose of granting share-based compensation awards, in an aggregate amount of up to 10% of our issued and outstanding ordinary shares, to our employees, directors and consultants to incentivize their performance and align their interests with ours. Under the plan, we may grant awards representing up to 6,001,940 ordinary shares, subject to adjustment in accordance with the terms of the plan. As of December 31, 2014, options to purchase a total of 2,780,630 ordinary shares (excluding options to purchase 278,795 ordinary shares which have been forfeited) had been granted under the plan. In 2014, a total of 266,974 restricted share units were awarded and subsequently forfeited. For the year ended December 31, 2014, we recorded MYR8.1 million, in share-based compensation expenses for those options to purchase ordinary shares that are expected to vest over the requisite service period. See Item 6.B. “Directors, Senior Management and Employees – Compensation – Employee Stock Option Plan.” As a result of these grants and potential future grants, we expect to continue to incur significant share-based compensation expenses in the future. The amount of these expenses is based on the fair value of the share-based awards. We account for compensation costs for all share options using a fair-value based method and recognize expenses in our consolidated statements of profit or loss and other comprehensive income in accordance with IFRS. The expenses associated with share-based compensation will decrease our profitability, perhaps materially, and the additional securities issued under share-based compensation plans will dilute the ownership interests of our shareholders, including holders of the ADSs. However, if we limit the scope of our share-based compensation plan, we may not be able to attract or retain key personnel who expect to be compensated by options.

In March 2015, our board of directors resolved to suspend the MOL Global, Inc. Share Incentive Plan with immediate effect. The plan will be re-considered in the future based on the trading price of our ADSs and general market conditions. We expect to recognize share-based compensation expenses with respect to options that will expire within five years following the date of the applicable award. The fair value determined at the grant date will continue to be expensed on a straight-line basis over the vesting period of the options.

We are an emerging growth company within the meaning of the Securities Act and have taken, and expect to continue to take, advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company. We will remain an emerging growth company until the earliest of (a) the last day of our fiscal year during which we have total annual gross revenues of at least $1.0 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of our initial public offering; (c) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material non-public information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we have and intend to continue to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the NASDAQ. Press releases relating to financial results and material events are also furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC is less extensive and less timely as compared to that required to be filed with the SEC by United States domestic issuers.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the ADSs, the market price for the ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs to decline.

The sale or availability for sale, or perceived sale or availability for sale, of substantial amounts of the ADSs could adversely affect their market price.

Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. There were 13,500,000 ADSs (equivalent to 13,500,000 ordinary shares) outstanding as of December 31, 2014, including 1,137,789 ADSs that we repurchased in December 2014 and are held in treasury. The ADSs are freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are registered under Cayman Islands law.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2013 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our existing articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Currently, we do not plan to rely on home country practice with respect to any corporate governance matter. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or major shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Differences in Corporate Law.”

Judgments obtained against us by our shareholders may not be enforceable in our home jurisdiction.

We are a Cayman Islands company and a substantial majority of our assets are located outside of the United States. A significant percentage of our current operations are conducted in Malaysia and other Southeast Asian countries. In addition, a significant majority of our current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, Malaysia and other jurisdictions where we operate may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

There are uncertainties as to whether Cayman Islands courts would:

•	recognize or enforce against us, judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

•	impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. For more information regarding the relevant laws of the Cayman Islands and Malaysia, see “Enforceability of Civil Liabilities.”

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote your ordinary shares.

As a holder of ADSs, you will only be able to exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will endeavor to vote the underlying ordinary shares in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the shares. Under our amended and restated memorandum and articles of association which is currently in effect, the minimum notice period required for convening a general meeting is 7 days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares underlying your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its merchants are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

The depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not give voting instructions, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if we timely ask for voting instructions but the depositary does not receive your instructions by the date it sets, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings unless:

•	we have failed to timely provide the depositary with notice of meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting; or

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders.

The effect of this discretionary proxy is that if you do not give voting instructions, you cannot prevent our ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of the ADSs for return on your investment.

We do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs.

You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

To the extent that we decide to pay a dividend or make other distributions in the future, the depositary has agreed to pay to you such cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying the ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of the ADSs.

You may not be able to participate in rights offerings and may experience dilution of your holdings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays in the United States. The depositary may refuse to deliver, transfer or register the transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary think that it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason in accordance with the terms of the deposit agreement. As a result, you may be unable to transfer your ADSs when you wish to.

We incur various costs as a result of being a public company and these costs will increase after we cease to qualify as an emerging growth company.

We have recently become a public company and expect to continue to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the Securities and Exchange Commission, or the SEC, and NASDAQ, impose various requirements on the corporate governance practices of public companies. As a company with less than $1.0 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we were required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. Also, as a result of operating as a public company it is generally more difficult and more expensive for us to obtain director and officer liability insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers in the future. We cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

We may be a passive foreign investment company for United States federal income tax purposes, which could result in adverse United States federal income tax consequences to United States investors in the ADSs or ordinary shares.

Our status as a passive foreign investment company, or PFIC, for any taxable year will depend on the composition of our income and assets and upon the value of our assets, which may be determined based, in part, on the market price of the ADSs and the nature of our assets and income over time. Based on our current and expected income and asset composition and projections as to the value of our assets, which are based on the market price of our ADSs, we do not expect to be a PFIC for the current taxable year or in the foreseeable future. While we do not anticipate becoming a PFIC, fluctuations in the market price of the ADSs (which may be volatile) may cause us to become a PFIC for the current or subsequent taxable years. Because of the uncertainties in the application of the relevant rules and because PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets for that year, there can be no assurance that we will not be a PFIC for the current or any future taxable year. The overall level of our passive assets will be affected by how, and how quickly, we spend our liquid assets. Under circumstances where gross income from activities that produce passive income significantly increase relative to our gross income from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we were to be or become a PFIC, a U.S. Holder (as defined in “Taxation—United States Federal Income Tax Considerations—General”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. Further, if we are a PFIC for any year during which a U.S. Holder holds the ADSs or ordinary shares, we generally will continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which such U.S. Holder holds the ADSs or our ordinary shares. You are urged to consult your tax advisor concerning the United States federal income tax considerations relating to holding and disposing of ADSs or ordinary shares if we are or become a PFIC. For more information see Item 10.3. “Additional Information – Taxation.”

ITEM 4.	Information on the Company

A. History and Development of the Company

MOL Global, Inc. was incorporated in the Cayman Islands on February 20, 2014 by our shareholder, MOL Ventures Pte. Ltd. (previously known as MOL Global Pte. Ltd.), or MOL Ventures, a company incorporated under the laws of Singapore, which is controlled by our major shareholder, Tan Sri Dato’ Seri Vincent Tan, who is our major shareholder. All of our operations are conducted through MOL AccessPortal Sdn. Bhd., or MOL AccessPortal, a company incorporated under the laws of Malaysia.

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law 2012 (as amended) of the Cayman Islands, referred to as the Companies Law below. Our principal executive offices are located at Lots 07-03 & 08-03, Levels 7 & 8, Berjaya Times Square, No. 1, Jalan Imbi, 55100 Kuala Lumpur, Malaysia. Our telephone number at this address is +(603) 2082-1251. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc.

Significant milestones in our development include the following:

2000

•	MOL AccessPortal was incorporated in Malaysia under the name of Superior World Sdn. Bhd.

•	Entities controlled by Tan Sri Dato’ Seri Vincent Tan invested in MOL AccessPortal acquiring a 60% interest.

2001

•	MOLPoints was launched in Malaysia.

2002

•	We obtained approval from BNM to operate our MOLPoints micropayments system.

•	MOL AccessPortal was converted into a public company, and adopted the name MOL AccessPortal Bhd.

2003

•	MOL AccessPortal was listed on the MESDAQ Market of the Malaysian Stock Exchange.

2008

•	MOL AccessPortal Bhd. was privatized and delisted from the MESDAQ Market of the Malaysian Stock Exchange.

•	We established MOL AccessPortal Pte. Ltd. and launched MOLPoints in Singapore.

•	We rolled out MOLReloads at 7-Eleven convenience stores in Malaysia.

2009

•	We established MOL AccessPortal Co., Ltd., or MOL Thailand, which acquired Funloader, an online gaming distribution platform in Thailand, in exchange for a 45.45% interest in MOL Thailand being issued to Pactolus Co. Ltd. and we launched MOLPoints in Thailand.

2010

•	We formed a partnership with Facebook, pursuant to which Facebook began to accept MOLPoints as payment for Facebook credits.

•	We launched MOLReloads in Thailand.

2011

•	We acquired 100% of Uniwiz Trade Sales, Inc., or Uniwiz, which operates LoadCentral, a pre-paid payment platform in the Philippines, and launched MOLPoints in the Philippines.

•	We launched MOLPoints in Indonesia.

•	We subscribed for additional shares of MOL Thailand to increase our equity interest to 49% and MOL Thailand applied the proceeds to acquire 100% of Zest Interactive Co. Ltd., or Zest, a distributor of online games and games accessories.

•	We established MOLPay Sdn. Bhd., which acquired NBePay, an e-commerce payment service, from Netbuilder (M) Sdn. Bhd. in exchange for a 49% interest in MOLPay Sdn. Bhd.

2012

•	Malaysian Electronic Clearing Corporation Sdn. Bhd., or MyClear appointed MOLPay Sdn. Bhd. as a third party (non-bank) acquirer for MyClear’s FPX and direct debit services.

•	We acquired 65% of Ocash Pty Ltd, a payment service provider specialized in online game credits in Australia and New Zealand, which we renamed MOL AccessPortal Pty Ltd. and launched MOLPoints in Australia and New Zealand.

•	We acquired 54.2% of Rixty, Inc., or Rixty, an online payment solution provider based in the United States that has a presence in Brazil, and launched MOLPoints in the United States and Brazil.

•	We acquired approximately 80% of MyCNX Holdings (M) Sdn. Bhd., which operates MMOG.asia, our online games portal which, at the time of the acquisition, operated localized games portals for Malaysia and Thailand.

2013

•	We acquired 70% of MOL Turkey Bilgi Sistemleri Yayincilik Gida ve Tekstil Sanayi Ticaret Anonim Sirketi, or PaytoGo, a mobile payment service provider, and 70% of Sihirli Kule Bilgi Sistemleri Ltd., or Game Sultan, a micropayment system, each of which serves the Turkish markets.

•	We acquired AyoPay, an Indonesian payment service provider that specializes in online distribution of game credits.

•	We acquired 50% of NganLuong Joint Stock Company, or NganLuong, which provides online payment services and launched MOLPoints in Vietnam.

•	We launched our localized portal for MMOG.asia in Indonesia.

2014

•	His Royal Highness Sultan Ibrahim of the State of Johor acquired a 15% interest in MOL AccessPortal from MOL Ventures for $120 million (MYR385.1 million).

•	We signed an agreement with InComm APAC Pte. Ltd., or InComm, to roll out point-of-sale-activated, or POS-activated, cards in Malaysia.

•	We acquired a 51% equity interest in the Turkish company that operates PaybyMe, a mobile carrier billing platform that currently operates in Turkey, Saudi Arabia, UAE, Kuwait, Qatar, Oman, Jordan, Lebanon, Iraq, Bahrain, Egypt, Azerbajian, Ukraine, Russia and Poland.

•	MOL Thailand acquired 60% of Easy2Pay a mobile carrier billing platform that operates in Thailand, Malaysia, Indonesia, the Philippines, Vietnam and Singapore.

•	We acquired an indirect 37.73% interest in MOL Thailand, increasing our equity interest to an effective 86.73%.

•	We acquired the remaining 30% of each of Game Sultan and PaytoGo, and 20% of MyCNX, increasing our equity interest in each of these companies to 100%.

•	We completed our initial public offering and listing of ADSs on the NASDAQ Global Market.

•	We launched MOLPay in Indonesia.

Corporate Restructuring and Other Transactions

In anticipation of our initial public offering, MOL Ventures incorporated the Issuer under the laws of the Cayman Islands on February 20, 2014 and was issued one ordinary share of the Issuer. In April 2014 MOL Ventures contributed 83,437,870 ordinary shares of MOL AccessPortal to the Issuer in exchange for 50,062,722 ordinary shares of the Issuer. The Issuer is a holding company with no operations. All of our operations are conducted through MOL AccessPortal, a company incorporated under the laws of Malaysia. We completed the following corporate restructuring and certain other transactions prior to our initial public offering:

•	His Royal Highness Sultan Ibrahim of the State of Johor contributed 14,724,330 ordinary shares of MOL AccessPortal to the Issuer in exchange for 8,834,598 ordinary shares of the Issuer, representing a 14.7% interest in the Issuer on a post-restructuring basis.

•	MOL Ventures distributed 42,498,886 ordinary shares of the Issuer, representing an approximate 70.8% interest in the Issuer on a post-restructuring basis, as a dividend in specie to its existing shareholders, namely MOL.com Sdn. Bhd., Hotel Resort Enterprise Sdn. Bhd., MOL Investments Pte. Ltd., Ganesh Kumar Bangah, Rayvin Tan Yeong Sheik and our major shareholder, Tan Sri Dato’ Seri Vincent Tan. Following this distribution, MOL Ventures holds 7,563,837 ordinary shares of the Issuer, representing a 12.6% interest in the Issuer on a post-restructuring basis.

•	MOL Investments Pte. Ltd. granted conditional call options over 1,766,920 ordinary shares of the Issuer, representing a 2.9% interest in the Issuer on a post-restructuring basis, to certain employees, officers and/or directors of our company, and certain employees, officers and/or directors of our shareholders, subsidiaries and/or affiliates, which entitle these individuals to purchase ordinary shares of the Issuer from MOL Investments Pte. Ltd. at a fixed price subject to vesting and certain conditions, following the completion of this offering. These options will vest between six and 36 months following completion of this offering.

•	We increased our 49% interest in MOL Thailand to an effective 86.73% interest by acquiring an indirect 37.73% interest in MOL Thailand from Sweet River International Limited and Cloverleaf Valley Investments Ltd., in exchange for 543,267 ordinary shares of the Issuer, representing a 0.9% interest in the Issuer on a post-restructuring basis, THB731, which we are required to pay within 14 days after the completion of the transaction, and approximately THB240 million, which we are required to pay within 30 days after the completion of this offering. As a result of MOL Thailand’s 49% ownership interest in MOL Taiwan, this transaction increased our interest in MOL Taiwan to 94%. The unaudited pro forma condensed consolidated financial information included elsewhere in this prospectus provides information on the impact of our acquisition of the 37.73% interest in MOL Thailand as if it had been consummated on January 1, 2013.

•	We acquired the remaining equity interest of approximately 20% in MyCNX that we did not already own from (i) Pang Shiew Wai in exchange for 513,468 ordinary shares of the Issuer, representing an approximate 0.9% interest in the Issuer on a post-restructuring basis, and approximately MYR10.0 million, which we are required to pay within 30 days after the completion of this offering and (ii) Datuk Dr. Mohamed Arif Bin Nun in exchange for MYR8,302, which we paid upon completion of the transaction. The unaudited pro forma condensed consolidated financial information included elsewhere in this prospectus provides information on the impact of the acquisition of the approximately 20% interest in MyCNX on May 30, 2014 as if it had been consummated on January 1, 2013.

•	We issued 65,349 ordinary shares of the Issuer, representing an approximate 0.1% interest in the Issuer on a post-restructuring basis, to Javelin Venture Partners in consideration of the cancellation of a convertible promissory note jointly issued to Javelin by MOL Ventures and MOL AccessPortal in October 2012.

•	We acquired an additional 30% interest in each of Game Sultan and PaytoGo from Aykut Sanver and Kazim Akalin, in each case increasing our stake to 100%, in exchange for $15.0 million.

Initial Public Offering

In October 2014, we completed our initial public offering, in which we offered and sold 13,500,000 ordinary shares in the form of ADSs, raising net proceeds of approximately $87.9 million. Our ADSs are listed on the NASDAQ Global Market under the symbol “MOLG”.

ADS Repurchases

On December 1, 2014 we announced that our board of directors had approved a share repurchase program authorizing us to repurchase at any time during the subsequent 12 months an aggregate of up to $15.0 million worth of our outstanding ADSs, from time to time, subject to customary blackout periods, including periodic blackout periods pending the release of our financial results. Also, on December 1, 2014 our then-Chief Executive Officer and current Executive Chairman, Ganesh Kumar Bangah, announced that he plans to purchase at any time during the subsequent 12 months an aggregate of up to $0.5 million of ADSs, from time to time, subject to customary blackout periods, including periodic blackout periods pending the release of our financial results. See Item 16.E. “Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

Capital Expenditures

For a description of our capital expenditures, please refer to Item 5.B. “Operating and Financial Review and Prospects – Liquidity and Capital Resources – Capital Expenditures”.

B. Business Overview

We operate a payments platform that facilitates online and mobile commerce for consumers in emerging and other markets by providing a vast network of payment channels that accept payment using cash and online methods. Our physical distribution network comprises more than 970,000 physical locations in 11 countries across four continents where we maintain a local presence as of December 31, 2014 and physical locations in other countries where we have relationships with aggregators that distribute our products through channels with which they have relationships. We also have mobile and electronic distribution channels that accept major credit cards and online banking from more than 100 banks globally as of December 31, 2014. Our primary product is our MOLPoints micropayment system, which sells payment credits that can be used by consumers to purchase online game credits and other digital content, including Facebook Game Cards. We also operate MOLReloads, a distribution network that distributes prepaid mobile airtime and digital content; MOLPay, a payments solution for online merchants; and MMOG.asia, an online games portal. We plan to launch MOLWallet, an online and mobile payment processing and money transfer system in Malaysia in 2015, subject to having met certain BNM requirements. Our products provide various opportunities to acquire and retain customers and their payment credentials, which present cross-selling opportunities for our existing and future solutions. Our user base consists of both registered and unregistered users.

MOLPoints can be used to purchase credits that can be used in thousands of online games and other digital content, from over 600 content providers as of December 31, 2014. We operate in markets that are largely cash-based and offer consumers the opportunity to purchase MOLPoints in cash through our physical distribution network, which comprises chain operators such as 7-Eleven, individual retailers such as cybercafés, and aggregators such as e-pay. Our physical distribution network for MOLPoints includes our MOLReloads distribution network in Malaysia, the Philippines and Thailand. In addition, MOLPoints are available for purchase using credit cards, through online banking and at electronic kiosks in retail locations. We currently operate local websites for MOLPoints, or equivalent products for local markets, in 11 countries, namely Malaysia, Thailand, Turkey, the Philippines, Singapore, Indonesia, the United States, Australia, Brazil, Taiwan and Vietnam.

MOLReloads distributes electronic vouchers, or e-vouchers, for pre-paid mobile airtime and digital content including MOLPoints. Consumers can purchase prepaid mobile airtime for most major mobile service providers in Malaysia, the Philippines and Thailand through our MOLReloads distribution network, which comprises chain operators, including more than 1,600 7-Eleven convenience stores as of December 31, 2014, cybercafés and bookstores, and in the Philippines, individual distributors who distribute e-vouchers through mobile phones and personal computers in cybercafés. In January 2014, we entered into an agreement with InComm, a provider of pre-paid products, services and transaction technologies, pursuant to which we plan to distribute point-of-sale activated, or POS-activated, pre-paid gift cards through our MOLReloads distribution network.

MOLPay is an integrated payments solution for online merchants, which offers cash, online banking and credit card payment processing options for their consumers. MOLPay is operated in Malaysia and Indonesia by our 51%-owned subsidiary, MOLPay Sdn. Bhd., and in Vietnam by our 50%-owned subsidiary, NganLuong. MOLPay has an agreement with MyClear to serve as a third party (non-bank) acquirer for MyClear’s FPX and direct debt services in Malaysia. In addition to online banking and credit card payment, MOLPay has agreements with various distribution partners for collecting payments at more than 23,000 additional physical cash payment points in Malaysia, Singapore and Indonesia, including at 7-Eleven and other convenience stores, cybercafés and petrol stations, which are in the process of being activated. As of December 31, 2014, consumers could use MOLPay to make purchases from 3,805 online merchants.

MOLWallet is our planned account-based online and mobile payment processing and money transfer system that is designed to effectively replace a physical wallet using a mobile phone. Account holders will be able to pay for digital and physical retail goods and services, pay third party bills, reload pre-paid accounts for mobile airtime and other mobile applications as well as perform peer-to-peer money transfers through a convenient, secure and intuitive online or mobile interface with multiple payment methods. MOLWallet uses technology that was developed by NganLuong Joint Stock Company, or NganLuong, an online payments solutions provider based in Vietnam that we acquired in 2013. We plan to launch MOLWallet in Malaysia in 2015, subject to having met certain BNM requirements. Our revenue from mobile commerce has historically not been material.

MMOG.asia is an online games portal that operates licensed games in Southeast Asia, including through localized portals operated in local languages for Malaysia, Thailand and Indonesia. MMOG.asia accepts MOLPoints to purchase game credits for games that it operates. We initially acquired approximately 80% of MyCNX, which operates MMOG.asia, in November 2012 and increased our interest in MyCNX to 100% in May 2014.

Our Platform

Our platform connects consumers in emerging markets and other markets with digital content providers, telecommunications service providers and online merchants by providing a vast network of distribution channels that accept cash and online payment methods. Our business is based on three pillars: (i) our distribution network; (ii) the digital content offered by our content providers partners; and (iii) our user community. As of December 31, 2014, we offer our users online game credits and other digital content from more than 600 content providers through MOLPoints; prepaid mobile airtime from most major service providers in Malaysia, Thailand and the Philippines through MOLReloads; and access to e-commerce from 3,805 online merchants through MOLPay. Our distribution network comprises physical locations that accept cash among other forms of payment, in addition to our mobile and electronic distribution channels, which accept credit cards and online banking. Our platform enables us to broaden our offerings to our users with relative ease. Our user community comprised 6,278,309 MOLPoints registered members as of December 31, 2014, in addition to non-registered users who purchase our products directly.

Our Products

Our primary product is our MOLPoints micropayment system, which sells payment credits that can be used to purchase online game credits and other digital content. We also operate MOLReloads, a distribution network for pre-paid mobile airtime and digital content, including MOLPoints; MOLPay, a payments solution which enables online merchants to collect payment from e-commerce buyers; and MMOG.asia, which operates licensed games. We plan to launch MOLWallet, an online and mobile payment processing and money transfer system, in Malaysia in 2015, subject to having met certain BNM requirements. We believe our products are highly synergistic and help to accelerate growth across our entire business.

In recent years, we have evolved our product offering in response to consumers’ increasing use of mobile devices for online activities. We have a mobile website for MOLPoints, which facilitates access to our website for consumers using mobile devices. We have increasingly partnered with merchants to collect payments for mobile content through MOLPoints. We have mobile carrier billing partnerships with 24 telecommunications service providers in eight countries, which offer further exposure to mobile consumers who can pay for MOLPoints through the deduction of pre-paid mobile airtime or, with respect to post-paid users, on their monthly statement. For MOLPay, we have a mobile-enabled application program interface, or API, which facilitates payment for m-commerce transactions. Furthermore, MOLWallet, which we plan to launch in Malaysia in 2015, subject to having met certain BNM requirements, is our first product that is targeted primarily to mobile consumers, and MMOG.asia plans to launch six mobile games in 2015. Our revenue from mobile games has historically not been material.

MOLPoints

Our MOLPoints micropayment system serves as a bridge connecting consumers with content providers, which enables consumers to purchase digital content, including online game credits. Rather than purchasing game credits for use only with a single game or game operator, consumers can purchase and store MOLPoints for use with thousands of games operated by more than 600 content providers as of December 31, 2014. MOLPoints can also be used to purchase other digital content such as Facebook Game Cards, digital music including on Spotify, and virus protection software. We are continually adding content providers and digital content to our platform.

The following table sets forth certain data with respect to MOLPoints as of the specified dates and for the specified periods.

	As of and for the year ended December 31,
	2012	2013	2014
Registered Members(1)	2,791,774	4,443,886	6,278,309

Active registered paying users(2)	383,766	1,007,344	1,035,233

Volume(3) (MYR in millions)
Volume from registered consumer members(4)	175.8	262.8	286.9
Consumer direct purchase volume(5)	88.8	154.0	260.5
Direct channel volume(6)	107.2	172.5	168.1
Total volume	371.8	589.3	715.6
Malaysia	187.7	214.5	181.3
Southeast Asia (other than Malaysia)	178.6	265.4	360.9
Turkey(7)	—	86.6	119.0
Rest of the world	5.5	22.8	54.4
Total volume	371.8	589.3	715.6

Transactions(8)
Transactions by registered members	5,156,711	11,061,262	10,209,603
Transactions through direct purchase(9)	5,748,698	9,782,267	17,888,346
Total transactions	10,905,409	20,843,529	28,097,949

Notes:

(1)	Registered members refers to the number of MOLPoints accounts that have been registered as of the end of a period.
(2)	MOLPoints active registered paying users is the number of unique MOLPoints accounts that have been used to purchase or redeem MOLPoints during the preceding twelve month period.
(3)	MOLPoints volume is the total retail value of content purchased through redemption of vouchers for games and other digital content provided by content providers using MOLPoints during the period. MOLPoints volume tends to be significantly greater than MOLPoints revenue, which excludes amounts that we pay to digital content providers pursuant to our revenue sharing arrangements.
(4)	Volume from registered consumer members refer to the total volume of content purchased through redemptions of MOLPoints in registered MOLPoints accounts during a period.
(5)	Direct purchase volume refers to the total volume of content purchased by end-users through redemptions of MOLPoints during a period without creating a registered MOLPoints account.
(6)	Direct channel volume refers to the total volume of content purchased through redemptions of MOLPoints during a period by cybercafés and distributors that redeem MOLPoints for digital content that the cybercafés and distributors sell to end-users.
(7)	Prior to our acquisitions of 70% of each of Game Sultan and PaytoGo in 2013, we did not have operations in Turkey.
(8)	Transactions refers to the number of unique purchases of MOLPoints, in any volume, during a period.
(9)	Transactions through direct purchase includes all transactions that relate to either consumer direct purchase volume or direct channel volume.

Because we operate in markets that are still largely cash-based, we distinguish ourselves by offering consumers a network of more than 970,000 physical distribution locations, most of which accept cash payment for MOLPoints, including chain operators such as 7-Eleven convenience stores, individual retailers such as cybercafés, and aggregators such as e-pay. With relatively low penetration rates of credit cards and online banking in most markets where we operate, physical distribution partners are important means of distribution of MOLPoints. Our physical distribution partners also offer a convenient and accepted payment method for consumers who may be reluctant to use their credit cards online due to security concerns. MOLPoints are also available for purchase using credit cards, through online banking and at electronic kiosks. While the majority of MOLPoints have historically been distributed through physical channels, we expect increasing contribution from electronic and mobile distribution channels as our target markets mature.

MOLPoints was initially launched in Malaysia in 2001 and has grown substantially, particularly through our ongoing relationship with 7-Eleven Malaysia, which is ultimately controlled by our major shareholder. As of December 31, 2014, MOLPoints could be purchased through our MOLReloads distribution network at more than 1,600 7-Eleven convenience stores across Malaysia. We have expanded through acquisition and organic growth. We currently operate localized MOLPoints websites, and mobile websites, for Malaysia, Thailand, Turkey, the Philippines, Singapore, Indonesia, the United States, Australia, Brazil, Taiwan, Vietnam and New Zealand. In countries where we do not operate a local website, MOLPoints can be purchased from our global website at www.mol.com/global. Certain content, such as game credits for localized online games, is available for purchase using only MOLPoints issued in the country or countries where such content is offered. Other content, such as Facebook Game Cards, can be purchased using MOLPoints issued in any country where we operate, or through our global website.

How MOLPoints Works

When a consumer purchases MOLPoints through any of our distribution channels, the consumer can choose to have the MOLPoints credited directly to a registered MOLPoints account or a MOLPoints voucher can be issued to the consumer. A MOLPoints voucher can be credited to a registered MOLPoints account or redeemed for content directly at a content provider’s website. While the substantial majority of MOLPoints vouchers are distributed as e-vouchers through our electronic platform, certain of our physical distribution partners in Malaysia and Singapore distribute MOLPoints vouchers in the form of physical cards.

•	Registered Consumer Accounts. A consumer becomes our registered member by creating a registered MOLPoints account for free and quickly on our website using a valid email address. MOLPoints can be credited to a registered MOLPoints account either by entering the relevant account details at the point of purchase or by entering a MOLPoints voucher into the MOLPoints account on our website. All MOLPoints associated with a given MOLPoints voucher must be credited to a single account. Consumers can pay with MOLPoints from their account when purchasing game credits or other content on our website. For example, if a consumer purchases online game credits using MOLPoints on our website, we either issue a game voucher that consumer can redeem for game credits at the game’s website or if the merchant is integrated with our website, the MOLPoints can be deducted from the user’s MOLPoints account and credited automatically at the relevant game site. As of December 31, 2014, we had 6,278,309 registered members, of which 1,636,629 were consumers in Malaysia.

•	Consumer Direct Purchase. We also offer consumers a direct purchase feature that is available for approximately half of the games for which game credits are available for purchase using MOLPoints. Direct purchase enables consumers to redeem a MOLPoints voucher for content directly from a content provider at its website. For example, a consumer may purchase online game credits using a MOLPoints voucher at the game’s website, with no need to first redeem a MOLPoints voucher to purchase a game voucher at our website. Our integrated application programming interface, or API, enables the content provider to verify the authenticity of the MOLPoints voucher during the purchase process.

•	Direct Channel Volume. Cybercafés and distributors may purchase MOLPoints vouchers from us through direct purchase. The cybercafé or distributor then redeems the MOLPoints voucher for digital content directly from a content provider’s website and sells the digital content to consumers. In such cases our customer is the cybercafé or distributor and we do not have a relationship with the consumer.

The permitted use and distribution format of MOLPoints may differ from one country to another, depending on the regulatory restrictions that may apply to the local operations. Similarly, the contractual arrangements between us and content providers may differ from one country to another.

MOLPoints are unique to each country where we accept local currency, namely Malaysia, Thailand, the Philippines, Singapore, Indonesia, India, the United States, Australia, Brazil, Taiwan, Vietnam and New Zealand. Similarly, Game Sultan, accepts Turkish Lira for G-Cash, a product that is substantially similar to MOLPoints and is included in references to “MOLPoints” throughout this annual report. MOLPoints are fungible with MOLPoints issued in the same country but are not fungible with MOLPoints issued in other countries. MOLPoints purchased through www.mol.com/global are not fungible with any other MOLPoints from any country where we maintain a local presence. Certain content that can be purchased with MOLPoints, such as music streaming and Facebook Game Cards, is available to consumers in multiple countries. Because consumers in different countries may pay for such content using MOLPoints that are not fungible, we use foreign currency exchange rates to determine the cost of such content in MOLPoints issued in each country where we maintain a local presence and in MOLPoints issued by us. Such foreign currency exchange rates are adjusted on a weekly basis.

As a result of regulatory restrictions in Malaysia relating to online payments, we are required to limit the balance of MOLPoints in a registered account to MYR500. In April 2015, we received conditional approval from BNM to increase this limit to MYR1,500 from MYR500 subject to fulfilling certain BNM requirements. For accounts based in a country where we accept local currency other than Malaysia, the balance is not permitted to exceed the local currency equivalent of MYR500, which will increase to MYR1,500 upon our fulfillment of the specified BNM requirements. For accounts based in all other countries, transactions are denominated in U.S. dollars and the balance is not permitted to exceed the U.S. dollar equivalent of MYR500, which will increase to MYR1,500 upon our fulfillment of the specified BNM requirements. For all accounts based outside Malaysia, we adjust the balance limit whenever the exchange rate between the applicable currency and Malaysian Ringgit fluctuates by at least 5% since the most recent adjustment.

The volume of MOLPoints sold has increased substantially in recent years to MYR715.6 million in 2014 from MYR589.3 million in 2013 and MYR371.8 million in 2012, representing a compound annual growth rate of 38.7%.

Content Providers

MOLPoints can be used to purchase digital content, including thousands of online games, from over 600 content providers as of December 31, 2014. Our content providers primarily comprise global game operators such as Wargaming, global games platforms such as Facebook, regional platform operators such as Garena in Southeast Asia and Taiwan and regional content providers, such as Asiasoft in Southeast Asia. We also offer MOLPoints for Facebook, an application that enables users to perform MOLPoints transactions, such as topping-up their Facebook balance and game credits, without logging off from Facebook. In addition, MOLPoints can be used to purchase game credits for all games operated on our games portal, MMOG.asia, and other digital content such as music streaming and virus protection software.

We continually seek to add new digital content and content providers to MOLPoints, with an increasing emphasis on mobile content including mobile games and music. Prior to 2006, our content providers were primarily local online game operators in Malaysia and Singapore. In 2007, operators of massive multi-player online role-playing games, or MMORPGs, based in China, Taiwan and Korea began to access Southeast Asian markets, primarily in Singapore and Malaysia, where players tend to be comfortable playing games in English and Simplified Chinese. Beginning in 2008, the number of players based in Southeast Asia playing online games published in the United States increased substantially, prompting game operators in the United States to work with us to monetize this gaming activity. In 2010, driven by the increasing popularity of online games and social games, and the desire to increase revenue from players without access to credit cards, Facebook began to accept MOLPoints as payment for game credits. More recently, well-known global game and platform operators, including Wargaming, have adopted MOLPoints for players in Southeast Asia, Australia, New Zealand, Taiwan, Japan, the United States, Turkey and Brazil.

MOLPoints are utilized primarily by consumers to purchase online game credits, which generally operate under the “free-to-play” model. Under the free-to-play model, game operators allow players to play a game for free but players are required to use game credits in order to purchase in-game virtual items and virtual currency. Historically, game operators had self-published games for local distribution and would generally sell game credits directly to players. In recent years however, games have increasingly been distributed on a much broader, regional or global scale, often through distribution platforms such as Facebook, smartphone application stores, and mobile application stores. By offering consumers the ability to purchase game credits for multiple games in multiple markets, MOLPoints are well-suited to games that are platform-based and distributed regionally or globally.

We believe game operators benefit from adopting MOLPoints because MOLPoints allow game operators to reach active and paying game players who make in-game purchases regularly. This is particularly important with respect to mobile game operators, which can suffer from a lack of visibility in app stores. We also work with online game developers to market their games through our distribution network, including by posting game posters at local cybercafés and other retail stores, organizing game tournaments and running joint promotions with our distribution partners. We have supported marketing and promotional campaigns, both online and offline, for our global partners, including Facebook and Wargaming, among others. We manage GST/VAT and local regulations on behalf of merchants, and we offer real time sales support to our merchants through our MOL Merchant Administration Portal, which allows merchants access to reports that show individual sales transaction records, including the order identification number, the date, time, status and currency of each transaction. Merchants are able to select reports based on a specified range of dates with the ability to sort reports.

Our agreements with content providers are either on a purchase basis, which means that we purchase digital content at a discount for resale, or a fulfillment basis, which means that we sell digital content on behalf of the content provider in exchange for a commission or service fee based on the value of content purchased by consumers using MOLPoints, among other factors. In each case, discounts and commissions from content providers are typically 20% of volume but can vary depending on local market practice, the content provider, and the content. In markets where we have grown through acquisition our revenue share for particular content may be as low as 11% or as high as 35% due to legacy agreements entered into with content providers prior to the acquisition. In the years ended December 31, 2012, 2013 and 2014, approximately 77.2%, 75.0% and 68.7% of the content purchased by consumers using MOLPoints was distributed pursuant to purchase agreements, with the remainder on a fulfillment basis. Our agreements with content providers are typically for a term of one year with automatic renewal and may be terminated by either party on 30 days’ written notice. In markets where we have grown through acquisition our agreements with content providers may be for a term longer than one year due to legacy agreements entered into with content providers prior to the acquisition or due to our efforts to secure the relationship with a content provider that is particularly significant to the acquired company.

We and our content providers generally invoice each other monthly and require payment within 15 days following the date of the invoice. MMOG.asia accounted for 8.1%, 4.6% and 2.2% of total fees earned from MOLPoints in 2012, 2013 and 2014, respectively, and accounted for a greater proportion of the total fees earned from MOLPoints in 2011 and 2012 than any other content provider. In 2014, Garena accounted for 4.6% of the total fees earned from MOLPoints, which was more than any other content provider.

Distribution Network

MOLPoints payment credits are sold at more than 970,000 physical locations in 11 countries across four continents where we maintain a local presence and physical locations in other countries where we have relationships with aggregators who distribute our products through channels with which they have direct relationships. MOLPoints payment credits are also available for purchase electronically over the internet, through mobile devices and at electronic kiosks, using credit cards or online banking.

•	Physical. We operate in markets where many consumers primarily use cash for their online purchases, often because they lack access to credit cards and online banking. In order to meet this demand, we offer MOLPoints for sale through our vast network of chain operators such as 7-Eleven convenience stores, individual retailers such as cybercafés, aggregators such as e-pay and consumer-operated kiosks. MOLPoints is the only micropayment system for online game credits that is offered by 7-Eleven Malaysia, which is the largest convenience store chain in Malaysia based on number of stores operated in Malaysia as of March 2014. 7-Eleven Malaysia is ultimately controlled by our major shareholder. In 2012, 2013 and 2014, respectively, 24.9%, 17.4% and 13.2% of total MOLPoints volume was distributed by 7-Eleven Malaysia convenience stores and no other physical distribution partner or chain of physical distribution partners accounted for the distribution of more than 5% of the total MOLPoints volume distributed in any of these years. We also earn revenue from sales of MOLPoints at 7-Eleven convenience stores in Singapore and Thailand. In Singapore we have distribution agreements with 7-Eleven convenience stores, while in Thailand we have a distribution agreement with Advance MPay, a mobile service provider that distributes MOLPoints through 7-Eleven convenience stores. Typically, our agreements with physical distribution partners are for a term of one year and may be terminated by either party upon 30 days’ prior written notice. We pay a commission to the physical distribution partners based on the value of MOLPoints sold. Typically, we invoice physical distribution partners weekly and are paid within 14 days following the date of the invoice. In 2012, 2013 and 2014, respectively, 80.5%, 64.4% and 69.5% of the total MOLPoints volume distributed was distributed by our physical distribution partners.

In Malaysia, the Philippines and Thailand, our physical distribution network for MOLPoints also includes our proprietary MOLReloads distribution network, which serves to reduce our costs in connection with such distribution. For a discussion of distribution of digital content, including MOLPoints, through our MOLReloads distribution network, see “—MOLReloads—MOLReloads Distribution Network.”

•	Electronic. Consumers can purchase MOLPoints electronically using credit cards or online banking from more than 100 banks. We operate local websites for each of Malaysia, Thailand, Turkey, the Philippines, Singapore, Indonesia, the United States, Australia, Brazil, Taiwan, Vietnam and New Zealand. To purchase MOLPoints through online banking, a consumer logs on to our website and selects the bank to be used for payment and the payment is deducted from the user’s bank account. The bank then credits the amount of the payment, net of a commission that is retained by the bank, to our bank account. To purchase MOLPoints using a credit card, a consumer logs on to our website and selects a payment channel, such as MOLPay, Paypal or Skrill, among others. The payment channel processes the payment and credits the amount of the payment net of the payment processor’s commission, to our bank account. For purchases of MOLPoints through a registered account, the consumer’s new balance of MOLPoints is reflected immediately upon payment. In 2012, 2013 and 2014, respectively, 19.5%, 35.6% and 30.5% of the total value of MOLPoints distributed was distributed through electronic distribution channels.

•	Mobile. We also have mobile carrier billing arrangements with SingTel in Singapore and Turkcell and Avea in Turkey whereby telecommunications service providers sell MOLPoints to consumers who are billed on their monthly mobile phone statement. In Singapore, SingTel GXCredits allows SingTel pre-paid and post-paid mobile users to purchase MOLPoints by short-message-services, or SMS, and pay for their MOLPoints through the deduction of pre-paid credit or on their monthly statement. These telecommunications service providers collect payment on our behalf. We have additional mobile carrier billing arrangements through our acquisitions of Easy2Pay and PayByMe in May 2014 and September 2014, respectively. Easy2Pay operates a mobile carrier billing platform in Southeast Asia, including Thailand, Malaysia, Indonesia, the Philippines, Vietnam and Singapore. PayByMe operates a mobile carrier billing platform in Turkey, Saudi Arabia, UAE, Kuwait, Qatar, Oman, Jordan, Lebanon, Iraq, Bahrain, Egypt, Azerbajian, Ukraine, Russia and Poland. The proportion of MOLPoints distributed through our mobile distribution channels has grown steadily but does not represent a material portion of our total distribution of MOLPoints in 2012, 2013 and 2014.

Outside of the 12 countries where we operate local websites, MOLPoints are primarily sold through aggregators, which are distributors that use a variety of third party distribution channels and charge us a commission for their distribution. Such sales accounted for less than 1% of our total sales of MOLPoints in each of 2012, 2013 and 2014.

In several countries where we have acquired distribution platforms, MOLPoints are distributed through the existing platform that we have acquired. These include LoadCentral in the Philippines, Ayopay in Indonesia, Game Sultan in Turkey, NganLuong in Vietnam and Rixty in the United States and Brazil.

MOLReloads

MOLReloads distributes electronic vouchers, or e-vouchers, for pre-paid mobile airtime and digital content including MOLPoints. Consumers can purchase pre-paid mobile airtime for most major mobile service providers in Malaysia, the Philippines and Thailand through our MOLReloads distribution network, which comprises chain operators, including more than 1,600 7-Eleven convenience stores as of December 31, 2014, cybercafés and bookstores, and, in the Philippines, individual distributors who distribute e-vouchers through their mobile phones. In February 2014, we entered into an agreement with InComm, a provider of pre-paid products, services and transaction technologies, for the distribution of point-of-sale activated, or POS-activated, pre-paid gift cards through our MOLReloads distribution network. While the agreement covers territories of Malaysia, Singapore, Indonesia, the Philippines, Thailand and Vietnam, we initially plan to sell POS-activated pre-paid gift cards in Malaysia, Thailand and Singapore, which will represent MOLReloads’ entry into the Singapore market. Sales of digital content, including MOLPoints, through our MOLReloads distribution network are accounted for under MOLPoints.

The following table sets forth certain data with respect to MOLReloads as of the specified dates and for the specified periods.

	As of and for the year ended December 31,
	2012	2013	2014
Active retailers(1)
Malaysia	1,787	1,930	2,127
Philippines	30,452	35,151	36,354
Thailand	—	123	314
Total active retailers	32,239	37,204	38,795
Volume(2) (MYR in millions)
Malaysia	991.8	1,123.5	1,269.4
Philippines	71.8	88.3	93.1
Thailand	—	2.2	6.1
Total volume	1,063.5	1,214.0	1,368.6

Notes:

(1)	Active retailers refers to the total of number of MOLReloads terminals in Malaysia and Thailand as of the end of the period, in each case which have sold at least one MOLReloads e-voucher during the preceding twelve months, and the number of individual distributors in the Philippines as of the end of the period, which have sold at least one MOLReloads e-voucher during the preceding month.
(2)	Volume refers to the total retail value of pre-paid mobile airtime distributed by MOLReloads during a period. MOLReloads volume tends to be significantly greater than MOLReloads revenue, which excludes amounts that we pay to mobile airtime providers pursuant to our revenue sharing arrangements.

How MOLReloads Works

MOLReloads distributes e-vouchers through a distribution network comprising terminals located in retail stores operated by chain operators such as 7-Eleven, and at cybercafés and bookstores, and in the Philippines, individual distributors’ smartphones. E-vouchers issued by our MOLReloads terminals and web-based interface are printed on paper, while e-vouchers purchased from individual distributors using smartphones are in the form of an SMS sent by the distributor to the consumer. For mobile airtime e-vouchers, the consumer tops up their mobile airtime by inputting the mobile airtime e-voucher into their mobile phone upon which mobile airtime data and usage are uploaded to the mobile prepaid service operator’s system. For digital content e-vouchers, the consumer enters the digital content e-voucher directly at the merchant’s website to purchase content. MOLReloads maintains sales information and data for reconciliation and invoicing purposes and is supported by a web-based management tool that provides real-time sales analysis. We earn revenue by either purchasing e-vouchers at a discount for resale through our MOLReloads distribution network or charging a commission for e-vouchers sold through our MOLReloads distribution network, depending on our agreement with the applicable telecommunications service provider or content provider. Generally, for e-vouchers that we purchase for resale, we invoice the distributor weekly, and for e-vouchers that we sell on behalf of telecommunications service providers, we invoice the distributor monthly.

Telecommunications Service Providers

The substantial majority of the e-vouchers that we sell through our MOLReloads distribution network are issued by telecommunications service providers. We sell prepaid mobile airtime for 31 telecommunications service providers as of December 31, 2014 either directly or indirectly through resellers. These telecommunications service providers include, among others, all major mobile prepaid service providers in Malaysia, including Digi, Maxis and Celcom; the Philippines, including Globe, Sun Cellular and Smart; and Thailand, including Advance MPay, DTAC and TRUE. Our agreements with telecommunications service providers are either on a purchase basis, which means that we purchase airtime upfront for resale, or a fulfillment basis, which means that we sell airtime on behalf of the telecommunications service provider. Under purchase agreements, we purchase mobile airtime directly or indirectly from telecommunications service providers at a discount for resale through our MOLReloads distribution network. Under fulfillment agreements, we charge a commission based on the value of airtime sold through our MOLReloads distribution network. Our agreements with mobile prepaid service providers are typically for a term of one year and may be terminated by either party on 30 days’ written notice. In 2012, 2013 and 2014, respectively, approximately 60.4%, 62.5% and 65.5% of MOLReloads’ volume was distributed pursuant to fulfillment agreements, with the remainder on a purchase basis. Our top five mobile carriers account for nearly all of MOLReloads’ revenue.

MOLReloads Distribution Network

Our MOLReloads distribution network includes more than 1,700 terminals located in retail stores operated by chain operators in Malaysia and Thailand and mobile distribution by more than 80,000 individual distributors in the Philippines, including 36,354 active retailers as of December 31, 2014. We believe MOLReloads can attract end users to our distributors and offer our distributors the opportunity to enhance their revenue by selling our products with minimal investment and without maintaining physical inventory. Pre-paid mobile airtime distributed by 7-Eleven Malaysia accounted 71.9%, 72.5% and 74.6% of MOLReloads’ segment revenue in the years ended December 31, 2012, 2013 and 2014, respectively. No other distributor or chain of distributors accounted for more than 8% of MOLReloads’ segment revenue in any of 2012, 2013 and 2014. For the years ended December 31, 2012, 2013 and 2014, MOLReloads’ direct costs and other ancillary expenses, which primarily comprise fees paid to distribution partners, were MYR18.8 million, MYR16.3 million and MYR19.2 million, respectively, which is equal to 1.8%, 1.3% and 1.4%, respectively, of MOLReloads volume in the respective periods.

•	Retail Store Terminals. MOLReloads e-vouchers are distributed through terminals located in more than 1,700 retail stores in Malaysia and 185 retail stores in Thailand as of December 31, 2014. MOLReloads terminals are owned by us and pre-installed with our own proprietary software. We enter into agreements with retail stores, pursuant to which we locate MOLReloads terminals at the retail store, which operates the terminal, and we pay a commission to the retail store based on the value of MOLReloads sales by retail stores. Sales at 7-Eleven Malaysia accounted for the majority of the total value of mobile airtime sold through our MOLReloads distribution network in each of the years ended December 31, 2012, 2013 and 2014. In November 2009, we entered into an exclusive agreement with 7-Eleven Malaysia for MOLReloads, which expires in 2024, pursuant to which we invoice 7-Eleven Malaysia weekly and we are entitled to payment within seven days of the date of the invoice. We introduced bill payment services at 7-Eleven Malaysia in the third quarter of 2014. Our agreements with other retail stores for MOLReloads are typically for a one year term subject to termination upon 30 days’ written notice. Pursuant to these agreements, we typically invoice the retail store monthly and we are typically paid within 15 days of the date of the invoice. In 2012, 2013 and 2014, we derived 71.9%, 72.5% and 74.6% of MOLReloads’ segment revenue from distribution through retail store terminals, all of which was distributed by 7-Eleven Malaysia.

•	Mobile distribution. MOLReloads e-vouchers are distributed through mobile phones operated by more than 96,000 individual distributors in the Philippines as of December 31, 2014, many of which distribute MOLReloads e-vouchers through their own networks of sub-resellers. These distributors distribute e-vouchers by SMS using proprietary software that we developed for feature phones and smartphones and we pay a commission to the distributor. Pursuant to our agreements with these individual distributors, the distributor is required to make specified minimum purchases of mobile airtime, which we sell to the distributor at a discount for distribution to consumers. Our agreements with individual distributors are typically for a one year term subject to termination upon 30 days’ written notice. In 2012, 2013 and 2014, we derived 28.1%, 27.1% and 24.7% of MOLReloads’ segment revenue from mobile distribution.

MOLPay

MOLPay is an integrated payments solution for online merchants, which offers cash, online banking and credit card payment processing options for their consumers. MOLPay has been offered in Malaysia since 2011, Vietnam since 2013 and Indonesia since 2014. We own 51% of MOLPay Sdn. Bhd., which operates MOLPay in Malaysia and Indonesia, and 50% of NganLuong, which operates MOLPay in Vietnam. MOLPay Sdn. Bhd. has an agreement with MyClear to serve as a third party (non-bank) acquirer for MyClear’s FPX, and direct debit services in Malaysia.

The following table sets forth certain data with respect to MOLPay as of the specified dates and for the specified periods, excluding MOLPay’s operations in Indonesia, which were launched in 2014 and are not yet material.

	As of and for the year ended December 31,
	2012	2013	2014
Online merchants(1)
Malaysia	1,205	1,109	1,389
Vietnam	—	2,346	2,416
Total merchants	1,205	3,455	3,805

Volume(2) (MYR in millions)
Malaysia	68.1	65.0	87.3
Vietnam	—	79.2	267.2
Total volume	68.1	144.3	354.5

Notes:

(1)	Online merchants refers to the number of online merchants in Malaysia and Vietnam that accepted MOLPay as a payment option as of the end of the period.
(2)	Volume refers to the total value of payments processed by MOLPay during a period. MOLPay volume tends to be significantly greater than MOLPay revenue, which excludes amounts paid to financial institutions.

How MOLPay Works

When making a purchase on an online merchant website that uses MOLPay, consumers can select MOLPay as the mode of payment. Upon selecting MOLPay, a consumer may select any one of a number of online and physical modes of payment.

•	Electronic Payment. Credit card payments currently comprise the majority of payments through MOLPay. MOLPay also provides for payments by online banking and was connected to the online banking platforms of more than 100 banks as of December 31, 2014. Electronic payment can be made online through HTML using computers and mobile devices. When a consumer chooses to pay electronically, online or using a mobile device, MOLPay authenticates the transaction with the relevant financial institution, which reverts to MOLPay in real time with the payment result. MOLPay informs the e-commerce merchant of the result, and the financial institution settles payment to MOLPay. MOLPay then remits the purchase price, net of MOLPay’s commission, to the merchant. We are also in the process of becoming a third party acquirer for processing credit card transactions by becoming a direct member of major card payment networks. We expect that this would enable us to improve merchant approval times and processing as well as have more competitive rates for credit card processing.

•	Physical Payment. MOLPay has agreements with various distribution partners, including 7-Eleven and other convenience stores, cybercafés and bookstores, for more than 23,000 additional physical payment points in Malaysia, Singapore and Indonesia, which are in the process of being activated. MOLPay’s physical payment network is intended to make e-commerce available to consumers without access to a credit card or online banking. When a consumer chooses to pay at a physical payment point, the online merchant initiates a payment request to MOLPay, which generates a MOLPay Transaction Identification Number. The consumer brings the MOLPay Transaction Identification Number to any of MOLPay’s physical payment points for cash payment. Upon payment, the physical payment point notifies MOLPay that the MOLPay Transaction Identification Number has been paid and MOLPay notifies the online merchant. MOLPay settles payments in batches with physical payment points. MOLPay then remits the purchase price, net of MOLPay’s commission, to the online merchant.

Online Merchants

As of December 31, 2014, MOLPay was accepted by 1,389 online merchants in Malaysia and 2,416 online merchants in Vietnam. MOLPay was launched in Indonesia in 2014 and its operations there are not yet material. MOLPay enables consumers to pay online merchants quickly and easily without sharing sensitive financial information with the online merchant. MOLPay enters into agreements with online merchants which are typically for a one year term and may be terminated by either party upon 30 days’ written notice. We earn revenue by charging a commission based on the purchase price, which is deducted from the amount that we remit to the online merchant. MOLPay’s commission tends to represent a relatively higher percentage of the purchase price for small and medium sized merchants compared with larger merchants, such that MOLPay’s segment gross profit margin may be adversely impacted to the extent MOLPay derives a greater proportion of its volume from larger merchants in future periods. We settle payment with online merchants on a weekly basis in batches that includes payments from all applicable payment channels. Commissions earned from payments processed for MOLPoints accounted for nil, 6.5% and 7.2% of MOLPay’s revenue from Malaysia in 2012, 2013 and 2014, respectively. Garena Vietnam accounted for 20% of MOLPay’s segment revenue in 2014.

MOLWallet

MOLWallet is an account-based online and mobile payment processing and money transfer system that is intended to replace a physical wallet and represents our first product that is primarily targeted at mobile consumers. In April 2015, we received conditional approval from BNM to launch MOLWallet in Malaysia and we plan to do so during 2015, subject to having met certain BNM requirements. MOLWallet accountholders can pay for digital and physical retail goods and services, pay third party bills and reload pre-paid accounts for mobile airtime and other products and perform peer-to-peer money transfers through a convenient, secure and intuitive online or mobile interface with multiple payment methods. Deposits into an accountholder’s MOLWallet can be made from cash, bank accounts, credit and debit cards and money transfers through the existing technology and distribution networks of MOLReloads and MOLPay. Payments for goods and services using MOLWallet can be initiated from a MOLWallet interface, whereby a consumer selects a merchant from our platform for payment, or a merchant interface, whereby a consumer selects MOLWallet as the mode of payment for a purchase. We plan to earn revenue by charging a commission for purchases, peer-to-peer transfers and cash withdrawals made using MOLWallet.

We plan to offer downloadable MOLWallet applications for the most popular mobile and digital platforms and devices powered by Android and iOS operating systems. These efforts are a vital part of our overall marketing strategy to foster adoption of MOLWallet among consumers and merchants.

MMOG.asia

MMOG.asia is an online games portal that we have operated since 2012 when we acquired our initial equity interest of approximately 80% in MyCNX which operates MMOG.asia. MMOG.asia operates across Southeast Asia in five languages and offers localized platforms for the Malaysian, Thai and Indonesian markets. While each of MMOG.asia’s games is free to play, MMOG.asia sells in-game items and virtual goods to game players and each of MMOG.asia’s games accepts MMOG.asia’s online currency, MCoins, to purchase game credits. MCoins can be purchased using MOLPoints or cash. Our operation of MOLPoints provides knowledge of the online gaming market that we apply in selecting games to operate on MMOG.asia. MMOG.asia also benefits from our MOLPoints platform to expand its business. In 2012, 2013 and 2014, MMOG.asia’s segment revenue was MYR3.6 million, MYR23.7 million and MYR21.7 million, respectively, representing 3.8%, 13.8% and 10.7%, respectively, of our total revenue. In May 2014 we acquired the remaining equity interest in MyCNX that we did not already own.

The following table sets forth certain information with respect to MMOG.asia as of the dates specified and for the periods specified.

	As of and for the year ended December 31,
	2012(1)	2013	2014
Active paying users(2)	107,264	110,826	56,865
AVPPU(3) (MYR)	255.0	290.9	383.6
Volume (MYR in millions)(4)	27.4	32.2	21.8

Notes:

(1)	We acquired our equity interest of approximately 80% in MyCNX, which operates MMOG.asia, in November 2012, prior to which we did not recognize any revenue from MMOG.asia. We increased our interest in MyCNX to 100% in May 2014. The information presented as of and for the year ended December 31, 2012 is based on a full year of MMOG.asia’s operations, including the period prior to these acquisitions.
(2)	Active paying users refers to the number of unique users who have purchased game points on MMOG.asia during the preceding 12 months.
(3)	AVPPU refers to average volume per paying user, which is equal to total volume for a preceding twelve month period divided by the number of active paying users as of the end of the period.
(4)	MMOG.asia volume is the total retail value of content sold by MMOG.asia during the preceding twelve months. The actual volume for MMOG.asia for the period after the acquisition in 2012 of our initial equity interest of approximately 80% of MyCNX was MYR3.0 million.

MMOG.asia Games

As of December 31, 2014, MMOG.asia operated 27 massive multi-player online games, or MMOGs including three mobile games. These include Boomz (DDT), which was launched in 2009 and DivoSaga (Wartune), which was launched in 2011. MMOG.asia continually identifies new games for distribution on its portal. We seek to launch 15 to 20 new games every year. MMOG.asia expects to launch 16 new games in 2015, including six mobile games.

MMOG.asia’s licensed games are offered free-to-play and generate revenue from the sale of in-game virtual goods to game players. Virtual goods include avatars, weapons, equipment and other items used to enhance players’ status in a game. Virtual goods are packaged or bundled along with virtual currency on a promotional basis with a view to stimulating spending by players.

We license online games from game developers, which deliver the game titles for publication on the MMOG.asia portal. Most games published by MMOG.asia are localized for one or more of the Malaysian, Indonesian and Thai markets, for example through translation to local languages and adaptation of game elements to local cultures, while certain other games are targeted to a single market. MMOG.asia offers games in languages including Chinese, English, Bahasa Indonesia, Bahasa Malaysia and Thai. To identify games for investment, we rely on our industry experience to evaluate the market potential of targeted products based on market demand, the level of support that game developers are willing to commit, and the reputation of the game developer. One of MMOG.asia’s most successful products has been Boomz (DDT), which accounted for 74.9%, 49.1% and 38.9% of MMOG.asia’s segment revenue in 2012, 2013 and 2014, respectively.

The cost of licensing games from game developers generally consists of an upfront licensing fee and royalties between 20% and 25% of our revenues from operating the games. Under the license agreements, we have the exclusive right to operate the games in specified markets. Generally, the license agreements have a term of three to five years. Licensors typically license updates and expansion patches to us, for which we may be required to pay depending on the terms of the license agreement. Our license agreements typically require the licensor to provide us with a pre-specified level of technical support, and any additional technical support required by us may be subject to payment.

MMOG.asia Player Base

As of December 31, 2014, MMOG.asia operated 27 games, including multiple games in multiple languages in the same series, and had more than 56,000 active paying users as of December 31, 2014, which is almost 50% lower compared with 2013 primarily due to the substantial migration of games players to mobile platforms. See “Risk Factors – Our growth prospects will suffer if we are unable to continue to grow our business for mobile platforms.”

We seek to strengthen our game players’ loyalty by, among other things, closely monitoring players’ feedback, preferences and demands, introducing new game patch updates, providing a high level of customer service in a timely manner and also rewarding players through reward campaigns and events which run periodically. A game patch is an update in an existing game which introduces new avatars, game features, maps, weapons or other in-game items.

Geographic Presence

Following our initial launch in Malaysia in 2000, we have expanded into new markets both organically and through more than ten acquisitions in seven different countries since 2009. Our products are available globally and we currently maintain a local presence in each of Malaysia, Thailand, Turkey, the Philippines, Singapore, Indonesia, the United States, Australia, Brazil, Taiwan, Vietnam and New Zealand. For each country where we maintain a local presence, we have a local office (other than New Zealand) and a website with localized content including game credits for localized games, and we accept local currency and have arrangements with local banks for online payments. We also maintain individual country pages on Facebook for Malaysia, Indonesia, the Philippines, Singapore, Thailand, Vietnam and Australia to promote sales of localized products in each of those markets. By utilizing localized platforms, we allow users to transact in local currency and are able to provide related information in local language in order to provide a better customer experience. We typically establish a local presence when we believe we have started to gain significant traction among local users.

We operate MOLPoints locally in Malaysia, Thailand, Turkey, the Philippines, Singapore, Indonesia, the United States, Australia, Brazil, Taiwan and Vietnam; remotely in India and New Zealand; and globally through our global website, www.mol.com/global. We classify our markets as primary and secondary. Primary markets are markets with low credit card penetration and limited access to banking services. Our primary markets include Malaysia, Thailand, Indonesia, Philippines, Vietnam, Turkey and Brazil. These markets offer a substantial opportunity for us to become the dominant e-payment platform for all online services across these markets. Our secondary markets are developed markets that include the USA, Australia, New Zealand, Taiwan and Singapore. These secondary markets already have high credit card penetration, and most of these markets have dominant e-payment players for online services. However, we still see a substantial opportunity for us to become a leading alternative e-payment enabler for certain categories of online services, in particular for online gaming services, and we intend to grow opportunistically in these markets.

MOLReloads is offered in Malaysia, the Philippines and Thailand. MOLPay is offered in Malaysia, Vietnam and Indonesia. We plan to launch MOLWallet in Malaysia in 2015, subject to having met certain BNM requirements. We operate local platforms in local languages for MMOG.asia in Malaysia, Thailand and Indonesia.

Please refer to Item 5.A. “Operating and Financial Review and Prospects – Selected Statements of Operations Items – Revenue” for a breakdown of total revenues by category of activity and geographic market for 2012, 2013 and 2014.

Malaysia

Malaysia is our primary market and all of our products are offered there. We have operated MOLPoints and MOLReloads in Malaysia since 2001; MOLPay since our acquisition of NBePay, an e-commerce payments service provider that we relaunched as MOLPay, in 2011; and our localized platform for MMOG.asia since our acquisition of MyCNX in 2012. We have been approved by BNM to operate our MOLPoints micropayments system since 2002.

Thailand

We have operated MOLPoints in Thailand since our acquisition of Funloader in 2009, MOLReloads since 2010 and our localized platform for MMOG.asia since our acquisition of MyCNX in 2012. In Thailand, we also operate EasyTOPUP, a product that is similar to MOLPoints and treated as part of MOLPoints for purposes of this annual report. In addition, MOL Thailand acquired 60% of Easy2Pay, a mobile payment service, in 2014. MOL Thailand has agreed to purchase a further 20% of Easy2Pay in November 2015 and the remaining 20% in May 2017. The purchase price for each remaining tranche is based on the financial performance of the companies during a specified period prior to the relevant closing. We have an effective 87% interest in MOL Thailand.

Turkey

We have operated MOLPoints for the Turkish market, which is branded as Game Sultan, since our acquisition of a 70%-interest in Game Sultan, a Northern Cyprus company, in 2013. In 2014, we acquired 51% of PaybyMe, a mobile carrier billing platform that currently operates in Turkey, Saudi Arabia, UAE, Kuwait, Qatar, Oman, Jordan, Lebanon, Iraq, Bahrain, Egypt, Azerbajian, Ukraine, Russia and Poland. We have also operated PaytoGo, our mobile payment service provider for the Turkish market, since our acquisition of a 70% interest in PaytoGo in 2013. We acquired the remaining 30% equity interest in each of Game Sultan and PaytoGo in 2014.

Philippines

We have operated MOLPoints and MOLReloads in the Philippines since 2010. In 2011, we acquired 100% of Uniwiz, which operates LoadCentral, a network of individual distributors who distribute e-vouchers through smartphones, which serves as our primary distribution network for MOLReloads and MOLPoints in the Philippines.

Vietnam

We operated MOLPay in Vietnam since 2013, when we acquired 50% of NganLuong, which serves as our primary distribution channel for MOLPoints in Vietnam. MOLWallet, which we plan to launch in Malaysia in 2015, subject to having met certain BNM requirements, is based on e-wallet technology developed by NganLuong.

Indonesia

We have operated MOLPoints in Indonesia since 2012, our localized MMOG.asia platform since 2013 and MOLPay since 2014. In 2013 we acquired 100% of Ayopay, a payment service provider that specialized in online game credits in Indonesia and now serves as our primary distribution channel for MOLPoints in Indonesia.

Brazil and the United States

We have operated MOLPoints in the United States and Brazil since 2013. We acquired 54.2% of Rixty in 2012 and Rixty now serves as our primary distribution network for MOLPoints in the United States and Brazil. While we have access to shared office space on an as-needed basis in Brazil, our Brazil operations are conducted from our office in the United States.

MOL AccessPortal entered into a Stockholders Agreement in 2012 with the minority shareholders of Rixty, who collectively own the 45.8% of Rixty not owned by MOL AccessPortal, pursuant to which such shareholders have a put option to sell their shares to MOL AccessPortal, and MOL AccessPortal has a call option to purchase their shares, in either case at the fair market value of such shares upon the occurrence of certain conditions. The conditions for the exercise of the put option by the minority shareholders include Rixty attaining positive cash flow. Rixty does not currently have positive cash flow. In the event such minority shareholders become entitled and decide to exercise their put option, or if MOL AccessPortal exercises its call option under the Stockholders Agreement, we would be required to fund and consummate the acquisition of such shares.

Australia and New Zealand

We have operated MOLPoints in Australia and New Zealand since 2012, when we acquired 65% of Ocash Pty Ltd., which serves as our primary distribution network in these markets. Our operations in New Zealand are conducted from our office in Australia, and we do not have a local subsidiary or office in New Zealand.

Singapore

We have operated MOLPoints in Singapore since 2008.

Taiwan

We have operated MOLPoints in Taiwan since 2013.

Seasonality

Our sales have historically been higher during festive periods, as our business tends to benefit from consumers’ increased leisure time. Such periods include Chinese New Year, which generally occurs in January or February, Ramadan, which occurred in the third quarter in each of 2012, 2013 and 2014, and the December holiday season.

Sales and Marketing

We have a dedicated team of sales and marketing personnel who seeks to expand our network of game operators, online merchants and distribution channels, attract and retain consumers and promote our products. Depending on our sales and marketing strategy for each country in which we operate, we use advertising in the online and print media, various websites that we operate, our user database that we contact through mass e-mails, chat applications, and cybercafé advertising platforms. We also actively engage in promotional campaigns together with our merchants, such as gaming competitions and other events and promotions, which we believe have proven to be effective.

Brand Awareness

We believe the MOL brand is well-known within the gaming industry in Malaysia and Thailand, while Game Sultan and PaytoGo are well-known brands in the gaming industry in Turkey. We seek to develop consumer awareness of our MOL brand throughout the world. We believe that maintaining a social media presence is important to sustaining brand awareness in our industry. We had over 727,000 Facebook fans as of December 31, 2014. We also maintain individual country pages on Facebook for Malaysia, Indonesia, the Philippines, Singapore, Thailand, Vietnam and Australia, to engage our users with local content. We consider social media to be a key avenue for customer service and feedback. We use social media to share and update new products, games, content and services with our customers, in addition to obtaining important feedback from our customer base that may reduce the time required to discover and address any problems with our products and services. We have a dedicated social media manager who oversees our social activities on Facebook.

Consumer Loyalty and Support

Our MOLPoints micropayment system offers the MOLPoints Rewards Program to foster consumer loyalty and build our customer data base. For every purchase of MOLPoints, consumers are credited with rewards points. Consumers may log in to their registered MOL account at our portal to select from a variety of products and services for redemption, including various denominations of MOLPoints, depending on their balance of rewards points. Similarly, MOLPay offers the BCard loyalty program, through which consumer can accumulate rewards points for redemption. In addition, we operate an in-house consumer call center that can be accessed by phone or internet 24 hours per day, 7 days per week. Our call center primarily assists consumers seeking to purchase MOLPoints.

Our Technology Platform

We strive to continually improve our technology to enhance customer experience and to increase efficiency, scalability and security. A substantial portion of our development efforts are focused on creating specialized software that enhances our internet-based customer functionality and have developed intuitive user interfaces, customer tools and transaction processing, database and network applications that help enable our users to reliably and securely complete transactions on our sites.

With a view to managing our incremental technology costs, payment processing services provided by each of MOLPoints and MOLReloads rely on the same technological infrastructure, which is scalable and customizable. Our payment processing platform consists of a database, a processing system and interfaces for consumers, MOLPoints content providers and MOLReloads telecommunications service providers and distribution partners. The interfaces are connected to the processing system through secure protocols, namely secure sockets layer (SSL), and transmission control protocol / internet protocol (TCP/IP). In order to reduce the risk of a virus spreading through our entire network, our terminals are not connected to each other. Our MOLReloads terminals are manufactured by Ingenico using a unique compact design that is designed to reduce technical complexity and potential operating defects. Our MOLReloads terminals are built with up-to-date Payment Card Industry Point-of-Sale PIN Transaction Security Standard (PCI PTS) security with a view to assuring reliable and secure operation. The software used in our terminal server is a proprietary application that we developed in-house. We update the software on our MOLReloads terminals remotely approximately semi-annually. MOLPoints and MOLReloads have adopted Microsoft’s approved best practices for the continuing development of the relevant backend transaction systems.

Our integrated application programming interface (API), enables the content providers, telecommunications service providers and online merchants, respectively, to verify the authenticity of e-vouchers issued by MOLPoints, MOLReloads and MOLPay. MOLPay uses a platform for global credit card payment processing, domestic alternate payment processing, in-house fraud management and consolidating settlement data processing, which, in each case, is compliant with the Payment Card Industry Data Security Standard, or PCI DSS, a widely accepted security standard set by the PCI Security Standard Council, a body formed in 2006 by five major credit card issuers. MOLWallet, which we plan to launch in Malaysia in 2015, subject to having met certain BNM requirements, was jointly developed by MOLPay’s technical team and NganLuong’s e-wallet team.

Our MMOG.asia portal and game servers rely heavily on VMWare Virtualization Technology and all game servers are installed as virtual servers in ESX Hosts provided by VMWare. VMWare’s cloud computing virtualization operating system, vSphere, provides full redundancy features and optimized CPU, memory and storage resources for our game servers. Firewalls are installed to provide security to the network and prevent hacking and network attacks from the internet. MMOG.asia integrates wallet systems and direct purchase as a payment method in the MMOG.asia portal and in its games, whereby players are able to top-up to the wallet or even purchase game credits directly using MOLPoints or Mcoins, which is a virtual currency used in MMOG.asia’s games and game portal.

Fraud Prevention

MOLPoints has developed a multi-faceted fraud prevention process. Transactions are subject to limits on the total amount and frequency of transactions by a user, which limits are set by our finance team on a country-by-country basis. We also operate a non-intrusive online fraud detection solution, which relies on geolocation and proxy detection to assess whether an internet protocol address may be suspicious, in addition to a mutual collaboration network that disseminates information about fraudulent computer and accounts to protect businesses from online fraud and abuse.

MOLPay’s online payments channels incorporate an in-house fraud management system pursuant to which more than 30 payment parameters are analyzed and distilled into a score for each transaction. Online merchants have the ability to configure the parameters to suit their risk acceptance level. MOLPay requires merchants to comply with its website security compliance checklist with a view to preventing the connection with MOLPay from being compromised. Transactions require 3-D authentication, which requires the consumer to authenticate the transaction, usually by entering a confirmation code sent by SMS to the consumer’s mobile phone in connection with each transaction. MOLPay also conducts post-authorization reviews in collaboration with merchants with a view to identifying and addressing suspicious transactions. With MOLPay’s Secure 1-Click Payment feature, credit card details are tokenized and stored during the consumer’s first transaction. Consumers’ credentials are stored in a secure vault that is compliant with the widely-accepted PCI DSS.

MOLWallet, which we plan to launch in Malaysia in 2015, subject to having met certain BNM requirements, will have a fraud control filter system that is designed to detect suspicious transactions and block associated accounts. Similar to major payment networks, MOLWallet employs a 3-D secure system, which adds a further layer of security to online payments by requiring the consumer to perform an additional authentication step, usually by entering a confirmation code sent by SMS to the consumer’s mobile phone in connection with each transaction. In addition, MOLWallet users are required to enter a unique six digit passcode to initiate transactions.

Servers

The major components of our servers are located in Kuala Lumpur with redundant connections to the internet, as well as fault-tolerant power and fire suppression systems. We also maintain servers in Turkey, Thailand, Indonesia and the Philippines. Because of the financial nature of the MOLPoints product, our products are built on an infrastructure that offers high availability running on clusters of commodity servers. We also maintain a disaster recovery site for our Kuala Lumpur servers in Cyberjaya, Malaysia. Various components of our system are logically and physically segmented on our networks. Components of the system communicate with each other through secure sockets layer, or SSL, an industry standard communications security protocol. Finally, because we maintain certain customer data on our servers, we store all sensitive data only in encrypted form in our database in compliance with applicable privacy and data protection regulations.

Intellectual Property

Our intellectual property rights are important to our business. We rely primarily on a combination of intellectual property laws, contract provisions, copyrights, trademarks, patents and trade secrets to protect our proprietary technology and other intellectual property. Our in-house know-how is an important element of our intellectual property. Almost all of our key software has been developed in-house by our employees. Accordingly, we seek to enter into confidentiality and copyright assignment agreements with our employees and confidentiality agreements with other third parties, and we rigorously control access to our proprietary technology. Despite these measures, we cannot assure you that we will be able to prevent unauthorized use of our intellectual property, which would adversely affect our business.

Trademarks

In order to protect our trademarks in Malaysia, we have secured registration in respect of “MOL,” “MOL Money Online,” “MOLPoints,” “MOLPay,” “MOL.com,” “www.gameshive.com,” “MMOG.asia,” “MCoins,” “MyCNX Holdings” and “MOL Cybercafés.” We have filed an application for registration of our “MOL-eCenters” trademark in Malaysia. We have also registered our “MOL Money Online” trademarks in Singapore, Indonesia, USA, India, Thailand, Taiwan and the Philippines and filed applications to register our “MOLPoints” and “MOL” trademarks in Singapore, Indonesia, USA, Thailand, Philippines, Taiwan, Vietnam, Turkey, Brazil and India.

Patents

Our patent for “VALUE EXCHANGE SYSTEM FOR USE WITHIN AN INTERNET-BASED SOCIAL NETWORK”, which is a method of enabling a value exchange system between users of a social networking service by means of registration and assignment of accounts, has been approved in the United States pursuant to the international Patent Cooperation Treaty, or PCT. Our PCT application with respect to this patent is at the examination stage in Singapore, Thailand, Indonesia, India and the Philippines.

Competition

We face competition from other companies in each of our lines of business in each country where we operate. Some of our competitors, particularly those based outside Southeast Asia, may have greater access to capital markets, more financial and other resources and a longer operating history than us.

MOLPoints competes primarily with game operators who sell game credits themselves, online aggregators of digital content such as Offgamers, global micropayment providers and aggregators such as Cherry Credits, which is a subsidiary of Shanda Games International, and local micropayment providers such as Indomog in Indonesia and TrueMoney in Thailand. MOLPoints competes primarily on the basis of its ability to attract and retain online game players and other consumers, which in turn depends on MOLPoints’ ability to attract content providers and distribution channels. We believe MOLPoints benefits from a strong brand owing to its long history and large community of consumers, content providers and distribution channels. We believe the broad range of content offered by MOLPoints’ content providers serve as a competitive advantage over game operators, which generally do not offer third party games, and local micropayment providers, which lack regional and global content coverage. We believe MOLPoints benefits from its strong local distribution network when competing with global micropayment providers and aggregators, where MOLPoints’ ability to accept cash payment serves as a competitive advantage over online retailers of game credits and other digital content. In some cases, MOLPoints is able to partner with potential competitors, such as MyCard and Cherry Credits, which in each case uses MOLPoints as their distribution channel in Southeast Asia, in order to benefit from our established distribution infrastructure.

MOLReloads competes primarily with online and offline sellers of mobile airtime and operators of payment terminal networks. MOLReloads competes primarily on the basis of transaction processing speed, convenience, coverage, network size, accessibility, availability, reliability, price and after-sales service. MOLReloads’ most direct competitor in Malaysia is e-pay, which also operates a terminal-based distribution network. While e-pay’s network comprises significantly more terminals in Malaysia than MOLReloads’ network, MOLReloads benefits from its relationship with 7-Eleven, which we believe results in substantially higher sales per terminal as compared with e-pay.

MOLPay competes primarily with retail banks, non-traditional payment services providers (such as retailers), electronic payment system operators as well as other companies that provide various forms of payment services. MOLPay competes with these companies primarily on the basis of transaction processing speed, convenience, network size, accessibility, reliability and price. We believe MOLPay’s roll out of cash payment points, which is ongoing, may be a source of competitive advantage.

MOLWallet is expected to compete primarily with online and mobile payment service providers and other e-wallet providers, on the basis of transaction processing speed, convenience, network size, accessibility, reliability and price.

MMOG.asia’s competitors include game operators, such as Asiasoft, CIB and Garena among others, and other providers of leisure activities. MMOG.asia competes with these companies primarily on the basis of the quality and features of its online games, its operational infrastructure and expertise, the strength of its product management approach, and the services offered to enhance game players’ experience.

Insurance

We maintain insurance to cover potential damage to our property and computer hardware accessories, office equipment, furniture and fittings as well as insurance for employees. These include all risk insurance (covering theft, fire, burglary, accidental damage) for our property, computer hardware and accessories, office equipment, furniture and fittings; public liability insurance; staff personal accident insurance; staff medical hospitalization insurance; group business travel insurance. We also maintain director and key officers liability insurance. We do not maintain business interruption insurance, insurance that covers external data media (cost of re-keying in data) or insurance that covers software, cyber-attacks or data loss. We do not carry key person insurance on any member of our management team.

Legal Proceedings

Two putative class action complaints have been filed against us and certain of our current and former officers and directors alleging certain untrue statements and omissions in our registration statement and prospectus in connection with our initial public offering of ADSs and seeking unspecified damages and other relief. The court has indicated that it will consolidate the two complaints into a single case. See Item 3.D. “Key Information - Risk Factors – Risks Relating to Our Business - Pending class action litigation may expose us to significant liabilities, result in negative publicity and have a material adverse effect on our reputation, business, financial condition, results of operations and prices of our ADSs.”

From time to time, we may be subject to claims and legal actions arising in the ordinary course of business, such as intellectual property infringement claims and employment disputes. Such claims or legal actions, even if without merit, could result in the expenditure of significant financial and management resources and potential result in civil liability for damages. From time to time, we may be subject to claims and legal actions arising in the ordinary course of business, such as intellectual property infringement claims and employment disputes. Such claims or legal actions, even if without merit, could result in the expenditure of significant financial and management resources and potential result in civil liability for damages.

Regulation

We are subject to laws and regulations in the jurisdictions where we conduct our business. The primary laws and regulations to which we are subject relate to payment systems, anti-money laundering and anti-terrorism financing, exchange control, consumer protection, electronic commerce and personal data protection.

Malaysia

Payment Systems

The payment systems industry in Malaysia is regulated by BNM, which is charged with overseeing the safety, reliability and efficiency of the payment systems infrastructure and safeguarding the public’s interest. As an overseer, BNM formulates the regulatory framework governing payment systems and oversees both large value and retail payment systems.

Previously, the Payment Systems Act of 2003 set out the primary regulatory and supervisory framework for payment systems in Malaysia. With the passage of the Financial Services Act of 2013, or the FSA, and the Islamic Financial Services Act of 2013, or the IFSA, on June 30, 2013, the Payment Systems Act of 2003 (along with the Banking and Financial Institutions Act of 1989, Insurance Act of 1996 and Exchange Control Act of 1953) were repealed and consolidated into the FSA and IFSA. The FSA now regulates the operation of payment systems and the issuance of designated payment instruments and the IFSA regulates the operation of Islamic payment systems and the issuance of Islamic designated payment instruments. The FSA and IFSA have extraterritorial effect to the extent that an operator of a payment system accepts payment instructions or settlement instructions from participants in Malaysia. The regulatory approach relating to payment systems remains largely unchanged under the new law. The IFSA does not apply to our business as we issue a conventional payment instrument and operate a conventional payment system.

Issuance of e-money

Our MOLPoints micropayment system issues MOLPoints, a form of e-money which is regulated as a designated payment instrument under the FSA. MOL AccessPortal received approval from BNM to operate the MOLPoints system (formerly known as the MOLePoints system) in December 2002, and continues to be recognized by BNM as an approved issuer of a designated payment instrument under the FSA. The approval is subject to the following conditions:

•	MOL AccessPortal must obtain the prior approval of BNM before introducing any additional services in connection with the MOLPoints system;

•	MOL AccessPortal must comply with all regulations and guidelines issued by BNM from time to time in connection with the MOLPoints system or offering of e-money. These include:

•	active management of the system;

•	limiting the maximum value that can be stored by a user in a single MOLPoints account to MYR1,500, which was increased from MYR500 pursuant to the conditional approval of BNM granted to us in April 2015;

•	prohibiting credit facilities from being granted to any users of the system;

•	prohibiting transfers between accounts;

•	presenting BNM with an annual audited report by an approved auditor with respect to the effectiveness of the risk management and internal controls and implementation of and conformity to policies, procedures and standards;

•	preparing clear and concise terms and conditions in connection with the system for all existing and potential users;

•	MOL AccessPortal must make available statistics and other information in connection with the operation of the system in the form required by BNM; and

•	BNM reserves the right to reassess the approval at any time and check the premises, equipment, machines, books or other documents, statement of accounts or transactions in connection with the system.

There are two types of e-money schemes in Malaysia, namely small and large e-money schemes. Large e-money schemes are schemes with a wallet limit exceeding MYR200 or where the average outstanding e-money liabilities for six consecutive months amounts to MYR1 million or more. Small e-money schemes are schemes with a wallet limit not exceeding MYR200 and where the outstanding e-money liabilities are less than MYR1 million. The MOLPoints system is operated as a large e-money scheme with an approved wallet limit of MYR500. Large e-money schemes are subject to more stringent regulation in the form of higher capital requirements (see “—Capital Requirements”), the need to establish a trust account in which user funds are to be deposited (see “—Trust Account Requirements”) and the obligation to submit independent audit reports in respect of the scheme as and when required by BNM.

MOL AccessPortal is subject to the requirements of the FSA and corresponding regulations, guidelines, directions and standards that may be imposed by BNM from time to time. In particular, it is required to comply with the principles and minimum standards contained in the Guidelines on Electronic Money, or the E-Money Guidelines, which are discussed below under “—Governance Requirements.”

In response to a supervisory visit by BNM in 2013, MOL AccessPortal engaged an independent third party to assess its compliance with the E-Money Guidelines in the last quarter of 2013. Based on the ongoing implementation of new processes and safeguards, the assessment concluded that MOL AccessPortal is in compliance with the E-Money Guidelines.

Capital Requirements

MOL AccessPortal is required to maintain, at all times, minimum shareholders’ funds unimpaired by losses of MYR5 million or 8% of its monthly average outstanding e-money liabilities in the preceding six months, whichever is higher.

Trust Account Requirements

Under the FSA, an e-money issuer is required to keep funds collected from users in exchange for the e-money issued in an account of a licensed bank separate from its own account. Such funds are to be held in trust by the issuer for the benefit of its users. However, issuers of large e-money schemes are subject to more stringent requirements and are required to deposit user funds collected in a trust account established in accordance with the Trustee Act of 1949. In satisfaction of this requirement, MOL AccessPortal maintains an account with Maybank Trustee Berhad, and the account maintains the cash equivalent of 1.2 times the unutilized MOLPoints at the end of every month. These funds can only be used to refund users and pay merchants at the user’s request.

Unclaimed Monies Requirements

If a registered MOLPoints account remains dormant for not less than seven years, MOL AccessPortal is required to keep a record of any unclaimed monies under the account and submit such record together with the unclaimed monies to the Registrar of Unclaimed Moneys in accordance with the Unclaimed Moneys Act of 1965.

Governance Requirements

The FSA provides that BNM may specify standards for, among other things:

•	promoting the safety, integrity, efficiency or reliability of payment systems and designated payment instruments (including standards to facilitate interoperability, technical specifications and security standards);

•	protecting the interest of current or prospective users and participants of payment systems;

•	prudential matters including capital adequacy, liquidity, corporate governance, risk management, related party transactions, maintenance of reserve funds, and safeguards to prevent an institution from being used for criminal activities; and

•	business conduct to ensure that the issuer/operator is fair, responsible and professional when dealing with users, including standards relating to the provision of information to users that is accurate, clear, timely and not misleading, the fairness of contractual terms and complaints and dispute resolution mechanisms.

An issuer/operator and its directors and officers are required to comply with these standards at all times and, where appropriate, ensure that its internal policies and procedures are consistent with such standards.

Under the FSA, issuers of a designated payment instrument (including e-money issuers) are required to establish:

•	rules, procedures and requirements setting out the rights and liabilities and any other obligations of the issuer and users (including the risks that the users may incur);

•	measures to ensure the safety, security and operational reliability of the designated payment instrument (including contingency arrangements); and

•	measures to ensure the prudent management of funds collected from users (including measures to ensure that such funds are always available for repayment to users).

The E-Money Guidelines further elaborate on the standards to be complied with specifically in the context of the issuance of e-money. These include the need to:

•	establish adequate governance and operational arrangements which are effective and transparent, to ensure the continued integrity of its e-money scheme;

•	ensure proper risk management is in place by establishing appropriate risk management infrastructure and processes (for example, ensuring that adequate security and internal controls are implemented to minimize fraud and operational disruptions);

•	ensure that the risks of using e-money, and the rights and responsibilities of all users and merchants are clearly defined and disclosed, and that a system to address user complaints or questions is implemented;

•	ensure prudent management of user funds, including ensuring that such funds are deposited and managed separately from the issuer’s working capital funds;

•	ensure timely refunds of any e-money balances to users (for example, if users wish to close their accounts); and

•	implement adequate measures to prevent the use of e-money for money laundering, and ensure compliance with other statutory requirements.

Unless BNM approves otherwise, the Chief Executive Officer of an e-money issuer shall have his principal or only place of residence within Malaysia and shall devote the whole of his professional time to the service of the issuer. MOL AccessPortal currently satisfies this requirement. It is a new requirement under the FSA that the prior written approval of BNM be sought before an e-money issuer can establish or acquire a subsidiary in or outside Malaysia or acquire or hold any material interest in any corporation.

Reporting Requirements

MOL AccessPortal is required to provide BNM certain reports in accordance with periodic reporting requirements. This includes the submission of annual audited financial statements no later than three months after its financial year end, and a monthly statistical report on the operation of its e-money scheme no later than the 15th day of the following month. Under the FSA, it is also required to make public its financial statements from time to time subject to any standards that may be specified by BNM.

BNM also has broad powers to request any document or information required for the purposes of exercising its powers or the performance of its functions under the FSA or any other law; examine, without any prior notice, the business and affairs of an e-money issuer; and if it thinks appropriate, issue written directions to an e-money issuer to require it to cease or refrain from committing an act or to do an act which is required to, among others, safeguard the safety, efficiency and reliability of the relevant payment instrument.

Where BNM is of the view that an e-money issuer has breached the FSA, has failed to comply with BNM’s directions, has insufficient assets or capital to give adequate protection to its users, or is likely to become insolvent, it may apply for a court order to appoint a receiver manager to manage the whole or part of the issuer’s business.

Provision of Merchant Acquiring Services

MOLPay is operated by MOLPay Sdn. Bhd. MOLPay Sdn. Bhd. was acknowledged by BNM as an operator of a payment system that provides merchant acquiring services in January 2012 and continues to be recognized by BNM as a registered merchant acquirer under the FSA. The MOLCube mobile payment system is intended to be operated by MOLCube Sdn. Bhd. MOLCube Sdn. Bhd. was acknowledged by BNM as an operator of a payment system that provides merchant acquiring services in May 2013 and will continue to be recognized by BNM as a registered merchant acquirer under the FSA once it has notified BNM in writing of the commencement date of its business. MOLPay Sdn. Bhd. is (and MOLCube Sdn. Bhd., once it commences business will be) subject to the requirements of the FSA and corresponding regulations, guidelines and standards that may be imposed by BNM from time to time.

Governance Requirements

The standards that may be imposed by BNM under the FSA to e-money issuers generally apply equally to MOLPay Sdn. Bhd. and MOLCube Sdn. Bhd. (once it commences business) as merchant acquirers.

Reporting Requirements

BNM has broad powers to request any document or information required for the purposes of exercising its powers or the performance of its functions under the FSA or any other law. BNM’s broad supervisory powers also empower it to, without any prior notice, examine the business and affairs of merchant acquirers.

Anti-Money Laundering and Anti-Terrorism Financing

The Anti-Money Laundering, Anti-Terrorism Financing and Proceeds of Unlawful Activities Act of 2001, or AMLATFA, prohibits money laundering and terrorism financing activities. Under the AMLATFA, “reporting institutions” have additional responsibilities to monitor, report and prevent such activities. Reporting institutions cover a broad scope of companies which include issuers of designated payment instruments and payment system operators.

MOL AccessPortal (as an issuer of e-money) and MOLPay Sdn. Bhd. (as a merchant acquirer) and MOLCube Sdn. Bhd. (as a merchant acquirer once it commences business) are considered “reporting institutions.” As reporting institutions, our obligations include, among others, record-keeping, reporting suspicious transactions to BNM, identification of account holders when conducting business transactions (“customer due diligence”) and establishing compliance programs with the aim to guard against any offense under the AMLATFA.

These obligations are further elaborated on in the Anti-Money Laundering and Counter-Financing of Terrorism (AML/CFT)—Electronic Money and Non-Bank Affiliated Charge and Credit Card (Sector 4) Guidelines, or the Guidelines, and circulars issued by BNM from time to time. The Guidelines adopt a comprehensive risk-based approach in managing money laundering and terrorism financing risks and apply equally to reporting institutions and their branches and subsidiaries. One of the main focuses of the Guidelines is “customer due diligence” which needs to be conducted when establishing business relations; a customer’s wallet size is equivalent to MYR5,000 and above; a customer conducts any reload, usage or withdrawal transaction amounting to MYR3,000 and above; providing wire transfer services; the reporting institution has any suspicion of money laundering and terrorism financing, regardless of the amount; or the reporting institution has any doubt about the veracity or adequacy of previously obtained information.

Under the Guidelines, the level and frequency of due diligence required should be commensurate with the level of money laundering and terrorism financing risk posed by the customer based on the risk profiles and nature of the transactions. AMLATFA provides for substantial monetary and imprisonment penalties for the failure to comply with the preventive measures laid down in AMLATFA. Similarly, failure to comply with the Guidelines may be an offense.

Reporting institutions must closely monitor their foreign branches and subsidiaries which operate outside of Malaysia in jurisdictions with inadequate anti-money laundering and anti-terrorism financing regimes. Reporting institutions must ensure that these foreign branches and subsidiaries apply measures consistent with the AMLATFA and the Guidelines to the extent permitted in the host jurisdiction, even where the host jurisdiction’s anti-money laundering and counter financing terrorism requirements are less stringent. If this is not permitted, the reporting institution is required to apply appropriate additional measures to manage the money laundering and terrorism financing risks and report the gaps and additional measures implemented to manage the risks identified from these gaps to the Malaysian parent company.

In February 2014, the Financial Action Task Force released a statement identifying jurisdictions having “strategic deficiencies” in their anti-money laundering and anti-terrorism financing regimes and which have not made sufficient progress in addressing these deficiencies. Turkey and Indonesia have been identified by the Financial Action Task Force as jurisdictions having strategic deficiencies.

In response to a statement issued by the Financial Action Task Force, BNM issued a circular advising that reporting institutions are required to conduct enhanced customer due diligence for business relationships and transactions with any person from countries identified by the Financial Action Task Force as having strategic deficiencies where money laundering and terrorism financing risks are assessed as higher risk. This would include obtaining additional information on the customer over and above the standard customer due diligence information, inquiring about the customer’s source of wealth or source of funds, obtaining the approval of senior management (if appropriate) before establishing the business relationship and submitting to BNM annually a report with a summary of exposure to customers from such countries.

Foreign Exchange Control

The exchange control regime in Malaysia is regulated by the FSA and the Foreign Exchange Administration rules, or the FEA, issued by BNM. The FSA, together with the FEA, support the monitoring of capital flows into and out of the country to preserve its financial and economic stability and are administered by the FEA Department of BNM. The FSA and FEA provide for monitoring and regulating both residents and non-residents.

Under the current FEA, all payments made between our Malaysian subsidiaries and Malaysian residents (such as users, merchants, or distributors) must be paid in Malaysian Ringgit subject to limited exceptions. Payments made between our Malaysian subsidiaries and non-Malaysian residents may be made in either Malaysian Ringgit if for prescribed purposes such as the settlement of trade in goods or services or foreign currency, except for the currency of Israel, subject to limited exceptions.

Non-residents are free to repatriate any amount of funds from Malaysia in foreign currency at any time, including capital, divestment proceeds, profits, dividends, rent, fees, and interest arising from any investment in Malaysia, subject to any withholding tax. Unless otherwise restricted by contractual undertakings, and subject to applicable laws, our Malaysian subsidiaries are at liberty to distribute dividends to us in foreign currency without having to seek prior approval from BNM.

As a non-bank e-money issuer, MOL AccessPortal is required to obtain written approval from BNM to carry on cross border transactions. BNM has granted us a general approval to carry on all activities requiring BNM’s permission under the FSA for as long as we are accorded MSC Malaysia status, subject to certain conditions.

Consumer Protection and Electronic Commerce

The principal consumer protection law in Malaysia is the Consumer Protection Act of 1999, or the CPA, which generally applies to all goods and services offered to consumers in trade for personal, domestic or household purposes, including trade transactions conducted through electronic means. It is not possible to contract out of the minimum standards contained in the CPA.

In relation to the provision of services, the CPA implies warranties as to reasonable care and skill, fitness for a particular purpose, reasonable time of completion and reasonable price. The CPA also prohibits misleading and deceptive conduct, the making of false or misleading representations and the imposition of unfair contract terms. Similarly, the Trade Descriptions Act of 2011 prohibits false and misleading statements as to services. We are required to abide by these standards as part of our business.

Failure to comply with applicable consumer protection laws could expose us to civil or criminal liabilities. Our directors and officers may also be held liable in the event of such non-compliance. Where users have a right of redress against us, we may be required to remedy the non-compliance or compensate the user for losses or damages suffered by the user as a result of such non-compliance. Users may also lodge a complaint with the Tribunal for Consumer Claims, which has the jurisdiction to hear consumer claims where the total amount of the claim does not exceed MYR25,000.

Apart from the CPA, the FSA also provides for consumer protection. As entities regulated under the FSA, MOL AccessPortal, MOLPay Sdn. Bhd. and MOLCube Sdn. Bhd. (once it commences business) are subject to these requirements and are prohibited from, among others, engaging in misleading or deceptive conduct; exerting undue pressure, influence or coercion in the provision of e-money or payment systems services; demanding payments from users for unsolicited services or products; and colluding with any other person to fix or control the features or terms of e-money or payment system services to the detriment of the users, save where such terms that have been approved by BNM.

As our business is predominantly based online, we are also subject to laws governing electronic contracts, which are recognized and enforceable under Malaysian law, subject to the parties having satisfied the requisite elements of a contract. To ensure clear and unequivocal acceptance of our online contracts, we use click-to-accept contracts.

Privacy and Data Protection

As entities regulated under the FSA, MOL AccessPortal, MOLPay Sdn. Bhd. and MOLCube Sdn. Bhd. (once it commences business) are required to keep all documents or information relating to the affairs or account of any user confidential, subject to limited exceptions such as disclosures made to BNM and other regulatory authorities and disclosures required in connection with legal proceedings, including bankruptcy or winding-up.

We are subject to laws and regulations regarding data privacy and the protection of data pursuant to the Personal Data Protection Act of 2010, or the PDPA, which came into force in November 2013. The PDPA requires that an individual must consent to the processing and disclosure of his/her personal data. The term “processing” is widely defined to include the act of collecting, recording, holding, or storing personal data including the organization, adaptation, alteration, retrieval, consultation, utilization, disclosure, alignment, combination, correction, erasure, or destruction thereof. The Personal Data Protection Regulations of 2013 provide that consent may be obtained in any form that can be recorded and maintained properly by the user of the personal data, which would include electronic consent acceptances. The processing of “sensitive” personal data, which has been defined by the PDPA to mean any personal data consisting of information as to the physical or mental health or condition of an individual, his/her political opinions, his/her religious beliefs or other beliefs of a similar nature, or the commission or alleged commission by him/her of any offense requires the explicit consent of the individual. We do not process sensitive personal data as part of our business.

Data users are required to provide written notice of the personal data being processed, and such notice shall include, among others, a description of the personal data being processed, the purpose for which the personal data is being processed, the source of the personal data, the class of persons to whom the personal data will be disclosed to, whether it is obligatory or voluntary for the individual to supply the personal data and the individual’s rights to request access to, correct or limit the processing of the personal data. The notice must be provided in both English and the national language of Bahasa Malaysia and the individual shall be provided with a clear and readily accessible means to exercise his choice, where necessary, in the English and national languages.

In processing personal data, we are also required to take steps and implement measures to protect the personal data from loss, misuse and modification and maintain the integrity of the personal data processed. The personal data processed should not be kept longer than is necessary for the fulfillment of the purpose for which it was collected and generally cannot be transferred offshore without the consent of the individual to whom it relates. We do not transfer personal data offshore. Failure to comply with the obligations under the PDPA may lead to civil or criminal liabilities. Directors and officers of the data user may also be held liable in the event of such non-compliance.

Communications and Multimedia

The communications and multimedia industry in Malaysia as well as the licensing and regulatory framework for the communications and multimedia industry are regulated by the Communications and Multimedia Act 1998, or CMA, and corresponding regulations, guidelines, directions, declarations and standards that may be imposed by the Malaysian Communications and Multimedia Commission, or MCMC and Minister of Communication and Multimedia from time to time. The CMA requires the MCMC to review the rules and regulations made under the CMA every three years, as such laws are dynamic and fluid.

No person shall provide applications services unless such services are provided in accordance with the terms and conditions of a valid individual licence or class licence granted under the CMA, unless otherwise exempted. “Applications services” mean services provided by means of, but not solely by means of, one or more network services. A person providing messaging services may be registered as an applications service provider, or ASP, class licensee. In connection with our carrier billing arrangements, MOL AccessPortal has registered for, and obtained, an ASP class licence to provide messaging services. The ASP class licence is subject to annual renewal and such registration is currently an administrative process.

The MCMC has broad powers to, among others, issue directions regarding the compliance or non-compliance with licence conditions and hold public inquiries or conduct investigations on matters relating to the CMA. We are also subject to other provisions of the CMA including provisions relating to consumer protection and quality of service standards and anti-competitive conduct, both of which carry penalties for non-compliance.

Dividend Distribution

The principal legislation governing the distribution of dividends of a Malaysian company is the Companies Act 1965, or the CA. Under the CA, a Malaysian company is only permitted to pay dividends out of:

•	profits, if any, determined in accordance with Malaysian accounting standards and regulations; or

•	the share premium account, if any, if such dividends are satisfied by the issue of shares to members of the company.

Thailand

Foreign Business Act

In Thailand, foreign individuals and foreign legal entities conducting business must comply with the Foreign Business Act B.E. 2542 (A.D. 1999), or the FBA, which has been in force since March 3, 2000. The purpose of the FBA is to prohibit or restrict foreigners from engaging in certain businesses in Thailand, including the e-money service and game publishing businesses that we operate in Thailand, and, to this end, foreigners are required to obtain a Foreign Business License in accordance with the FBA before conducting restricted businesses. Foreigners operating a restricted business without the necessary permission may be subject to imprisonment, a fine or both, in addition to the cessation or dissolution of the business or the foreigner’s shareholding or partnership in the business. Furthermore, it is illegal for a Thai national or legal entity to hold shares as a nominee for or on behalf of a foreigner in order to assist or enable the foreigner to conduct businesses which are prohibited or restricted under the FBA. In such cases, both the Thai national and the foreigner may be subject to imprisonment not exceeding three years, a fine of THB100,000-1,000,000, or both, and the court will order cessation of the assistance, shareholding or partnership of the Thai national, as applicable. Failure to comply with the court’s order may result in a fine of THB10,000-50,000 per day throughout the period of violation.

Regulation on Electronic Payment Service Businesses

Thai law regulates certain electronic payment service businesses. The primary relevant laws and regulations include, for example, the Electronic Transactions Act B.E. 2544 (2001); the Royal Decree Regulating Electronic Payment Service Businesses B.E. 2551 (2008) and the Notification of the Ministry of Finance: Business that Requires a Permit According to Section 5 of the Notification of the Revolution Council No. 58 (Business of Electronic Money Card). Regulated electronic payment service businesses include, for example, the provision of e-money (through either closed-loop, semi-closed loop, or open-loop systems), clearing services, balance settlement services and electronic payment services via any equipment or network. Business operators of regulated electronic payment service businesses are required to notify or register with the Bank of Thailand, or the BOT, or obtain a license from the Electronic Transactions Commission of Thailand, or the ETC, or the Ministry of Finance, or the MOF. Business operators of regulated electronic payment service businesses also need to comply with the requirements on business conduct imposed by the relevant regulators. Business operators who provide services that are not considered regulated electronic payment service businesses are not required to notify or register with the BOT or obtain a license from the ETC or the MOF and do not need to comply with the requirements on business conduct imposed by these regulators. We operate MOLPoints as a closed-loop e-money service in Thailand, which in general requires notification to the BOT and compliance with relevant regulations. However, as confirmed in a letter from the BOT, our closed-loop e-money service is exempted from these requirements because it is provided to the customers for the convenience of the customers only without seeking profits, and the e-money is used for payment of specific goods or services of the e-money service provider’s own business.

As an e-money distributor, we purchase e-money from other companies for sale to customers via our website and other distribution channels. Distribution of e-money itself is not a regulated electronic payment service business under the electronic payment laws and regulations and, therefore, we are not required to notify, register or obtain a license from the e-payment business regulators and comply with the corresponding regulations governing e-payment business regulators.

Information Technology/Communication

Distribution of game recordings (e.g. game CDs) is required to obtain a license issued under the Motion Picture and Video Act B.E. 2551. These game recordings must also comply with specific label requirements under the Consumer Protection Act B.E.2522. If the game recordings or other relevant products are to be sold and offered for sales through a website, an operator of the website must be registered as a direct marketing operator pursuant to the Direct Sales and Direct Marketing Act B.E. 2545 and seek for a Commercial Registration as an e-commerce operator under the Commercial Registration Act B.E. 2499 prior to commencing operations and comply with all other requirements under these statutes.

For the provision of a computer network for its own employees or acting as a service provider for online games or e-commerce for its customers, the provider is required to keep computer traffic data for not less than ninety (90) days from the day the mentioned traffic data enter into its system under the Act governing Commission of Offences Relating to Computer B.E. 2550.

Board of Investment, or BOI, Thailand

Under Investment Promotion Act B.E. 2520, or IPA, an investor may apply for investment incentives such as tax benefits under the IPA. One of our subsidiaries in Thailand, MOL Solutions Co. Ltd., has been granted various privileges from BOI, such as the right to employ foreign experts and certain tax exemptions. Such incentives are granted to us by way of a BOI certificate which contains conditions which must be complied with to maintain the grant. The failure to do so will result in the revocation, in total or in part, of the BOI certificate and certain penalties related to such revocation, such as it shall be treated as if the investor had never been granted an exemption or reduction of taxes and duties and shall be required to pay taxes and duties computed on the basis of the condition and price of the items and the rate of taxes and duties thereof, as existed on the date of the relevant import or export. As for the reduction of the granted taxes and duties, the outstanding balance of the full amount of taxes and duties as computed above shall be paid.

Turkey

Payment and Settlement Infrastructure in Turkey

In June 2013, the Central Bank of the Republic of Turkey, or the Central Bank, issued new legislation relating to the Payment Services and Electronic Money Institutions Law, or the Payment System Law, and committed to issue certain “secondary” regulations within one year. In line with the relevant commitment, the Central Bank has recently issued the By-Law Regarding Activities of Payment and Securities Systems, or the By-Law, effective as of June 28, 2014. Within one year from the effective date of the By-Law, each system operator, payment institution and electronic money institution must obtain permission from the Banking Regulation and Supervision Agency, or the BRSA. Certain of our activities in Turkey fall under the scope of the relevant “payment service provider” definition. Accordingly, we will be required to apply for such permission in line with the By-Law and if we fail to do so we will not be authorized to operate any electronic payment services.

The licensing and supervision of payment institutions and electronic money institutions is carried out by the BRSA. The Central Bank’s permission shall be sought to act as a system operator. Although the institution applying to act as a system operator fulfills all the required conditions and documents, the Central Bank is entitled to withhold permission to establish a new system if it finds out that a new system may have negative implications for financial stability. The Central Bank shall have the authority to oversee such systems, and system operators may be required to submit records, information and documents, including confidential material, to the Central Bank in accordance with the principles and procedures to be set by the Central Bank operators.

If breaches in system operation are detected by the Central Bank, the Central Bank shall have the authority to (i) give the system operator a reasonable time period to eliminate the cause of breach; (ii) require the system operator to apply measures such as collateral pools and guarantee mechanisms to ensure settlement; (iii) require certain participants to be banned from the system; (iv) temporarily suspend an operation license until the problem is resolved; (v) revoke an operation licenses; and (vi) temporarily take over the management of the system operator to ensure smooth and uninterrupted execution of transactions in the system.

Governance of Mobile Payment Services

As mobile payment transactions are utilized in cooperation with global systems for mobile communications, or GSM, GSM operators are bound by a strict legal regime. In this respect, GSM operators can only execute mobile payment service agreements with companies that are qualified to be integrated in the mobile payment service of the relevant GSM operator in accordance with the applicable legal and technical standards. We have executed mobile payment service agreements with three GSM operators in Turkey, including Turkcell and Avea and are in compliance with the relevant standards.

Protection of Personal Data

There is no specific law governing personal data privacy in Turkey, though other legislation deals with the protection of personal data. Although there is a draft Law Concerning Protection of Personal Data, or the Draft Law, that contemplates the establishment of a Personal Data Protection Authority, neither the Draft Law nor the Personal Data Protection Authority has been enacted.

The Turkish Civil Code sets forth a number of provisions to protect the privacy of personal information. Pursuant to Article 24 of the code, an individual whose personal rights are unjustly violated may bring a civil action to prevent such violation and/or seek compensation for damages arising from such violation. A consumer’s consent is required to process their personal information.

The Turkish Criminal Code, or Criminal Code, also sets forth a number of provisions specifically dealing with the protection of personal data. The Criminal Code states that the unlawful storage of personal data is subject to a penalty of imprisonment from six months to three years. In the event of unlawful transmission or reception of personal data, the penalty is increased to imprisonment from one year to four years. Furthermore, those who do not delete or destroy personal data in spite of the expiration of the stipulated time period in the relevant laws for the maintenance of such data shall be punished by imprisonment from six months to one year.

Anti-Money Laundering Regulations

The Prevention of Laundering Proceeds of Crime Law was enacted in 2006. The law sets out a “customer identification” obligation for “obliged parties,” which include our subsidiaries in Turkey. Obliged parties must identify the persons carrying out transactions and the persons on behalf or account of whom the transactions are conducted within or through obliged parties before the transactions are conducted. The Ministry of Finance has the authority to determine the required documents for customer identification. The types of transactions necessitating customer identification, monetary limits on such transactions and other related principles and procedures shall be determined by regulation. In the event there is any information, suspicion or reasonable grounds to suspect that the asset which is the subject of the transactions carried out or attempted to be carried out within or through the obliged parties was acquired through illegal ways or used for illegal purposes, the obliged parties shall report these transactions to the Presidency of the Financial Crimes Investigation Board.

Anti-Terrorism Financing Regulations

The Law on the Prevention of the Financing of Terrorism was enacted in 2013. According to Article 3 of the law, it is forbidden to provide or collect funds for the perpetration of any act that is intended to cause death or serious bodily injury for the purpose of intimidating or suppressing a population or compelling a government or an international organization to do or to abstain from doing any act, in addition to certain acts that are specified in various other pieces of legislation and conventions.

Exchange Regulations

Decree No. 32 on the Protection of the Value of Turkish Currency is the main legal document that regulates capital flows in domestic and foreign currencies, conditions on using foreign exchange and foreign currency-indexed credits. The decree entered into force in 1989 and has considerably liberalized capital movements in line with the general policy of financial liberalization at the time.

Residents in Turkey are allowed to accept payment in foreign currency from non-residents for the transactions that they conduct in Turkey in favor of such non-residents. Non-residents are allowed to purchase foreign exchange from banks, authorized establishments, precious metals brokerage institutions and intermediary institutions.

Residents and non-residents in Turkey may freely transfer foreign exchange abroad through banks. The Ministry of Finance is authorized to determine other establishments that are allowed to transfer foreign exchange abroad. Banks must report foreign exchange transfers abroad (including transfers made from foreign exchange deposit accounts), excluding payments for exports, imports and invisible transactions that are above $50,000, or its equivalent in another foreign currency within a thirty-day period starting from the date of transfer.

Philippines

Consumer Protection Laws

Our operating subsidiary in the Philippines, Uniwiz Trade Sales, Inc., or Uniwiz, distributes e-vouchers for pre-paid mobile airtime and digital content including MOLPoints through the MOLReloads platform. The e-vouchers (which are referred to as “e-pins” and “e-loads” by Uniwiz in its operations) are distributed by Uniwiz through dealers and retailers. The e-vouchers, being consumer goods, are covered by consumer protection laws in the Philippines, primarily the Consumer Act of the Philippines.

Data Privacy

Under the Data Privacy Act of 2012, or DPA, personal information refers to any information, whether recorded in a material form or not, from which the identity of an individual is apparent or can be reasonably and directly ascertained by the entity holding the information, or when put together with other information would directly and certainly identify an individual.

Generally, personal information may only be processed upon consent by the relevant party. Processing refers to any operation, or any set of operations performed, in respect of the personal information including, but not limited to, the collection, recording, organization, storage, updating or modification, retrieval, consultation, use, consolidation, blocking, erasure or destruction of the personal information data.

Those who control personal information are also mandated to implement measures for the protection of personal information. Uniwiz obtains personal information of its dealers, retailers and customers in the course of its dealings in the Philippines and as such is subject to the DPA.

Singapore

A MOLPoints registered account is a stored value facility, or SVF, pursuant to the Payment Systems (Oversight) Act (Cap. 222A of the Republic of Singapore), or PSOA. The PSOA is administered by the Monetary Authority of Singapore, or MAS. An “SVF” is defined in the PSOA as: (i) a facility (other than cash), whether in physical or electronic form, which is purchased or otherwise acquired by a user to be used as a means of making payment for goods or services up to the amount of the stored value that is available for use under the terms and conditions applying to the facility, and payment for the goods or services is made by the holder of the stored value in respect of the facility (rather than by the user); or (ii) all the facilities referred to in paragraph (i) provided under the same terms and conditions, while the “holder” of an SVF is defined as the person who holds the stored value and makes payment for goods or services referred to in the foregoing definition of SVF. Under the PSOA we may not directly or indirectly, alone or together with any person over whom we have control or influence, hold stored value in stored value facilities in excess of S$30 million, unless we are an approved holder of a widely accepted SVF and an approved bank has undertaken to be fully liable for the stored value under such SVF. As a holder of an SVF, we are strongly encouraged to adopt and implement the standards set out in the Stored Value Facility Guidelines issued by the MAS, taking into consideration the nature, size and complexity of our SVF. We are required to make certain disclosures to our users in Singapore, and we are subject to certain restrictions on advertising.

The PSOA provides for the oversight of payment systems (being a funds transfer system or other system that facilitates the circulation of money, and includes any instruments and procedures that relate to the system), and matters connected therewith. Under the PSOA, the MAS has broad powers to require the parties involved to provide to the MAS all such information relating to the payment system as may be required by the MAS.

Vietnam

Law on Information Technology

The Vietnamese Law on Information Technology, or the IT Law, provides for the rights and obligations of agencies, organizations and individuals which are engaged in information technology application and development activities. This law applies to Vietnamese and foreign organizations and individuals engaged in information technology application and development activities in Vietnam, including our company. Specifically, we are licensed to conduct the following business activities under the IT Law: produce software, provide software services (excluding distribution and supply of software products), provide consulting services on quality management of computers or computer systems, provide consulting, designing and developing services regarding software solutions (excluding construction design service), design websites, provide management and consulting services (excluding legal, financial, accounting, auditing, tax and securities consulting services) and provide data exploitation and data processing services in the field of information technology.

Cashless Payment

We currently provide intermediary payment services in Vietnam which are regulated pursuant to Vietnamese Decree No. 101. According to Decree No. 101, providers of intermediary payment services are obliged to report and supply information to competent state authorities, including the State Bank of Vietnam, or the SBV, in accordance with accounting, statistics and financial regulations. Furthermore, they must immediately report to the SBV upon the occurrence of certain events during the course of operation. Providers of intermediary payment services are also obliged to supply information about transactions and balances in payment accounts to account holders in accordance with agreements between the service provider and account holders.

Law on Anti-Money Laundering

The applicable anti-money laundering regulations in Vietnam are the Law on Anti-Money Laundering and Decree No. 116. We are treated as a financial entity for purposes of these regulations and are required to undertake certain reporting to the SBV. Our anti-money laundering obligations include conducting know-your-client checks, updating client identification information, and reporting high value transactions, suspicious transactions, and transactions that are suspected to relate to terrorism financing based on guidance provided by Decree No. 116. We are also required to inform the SBV and relevant Vietnamese financial institutions if any user is on a list of organizations and individuals involved in terrorism and terrorist financing, which is issued by the Ministry of Public Security, or warning list of organizations and individuals with high risk of money laundering, which is issued by the SBV.

Foreign Exchange Control Regulations

Vietnamese law prohibits all transactions, payment, price listing, advertisement, valuation, agreements and any other similar activities (including conversion or adjustment of price or contractual value) which take place in Vietnam among residents and non-residents from being conducted in foreign currency.

Law on Protection of Consumers’ Rights

Our users in Vietnam are protected by Vietnamese regulations on consumer rights. We are prohibited from conducting certain activities which may negatively affect user’s rights and benefits. General terms and conditions of services that we apply to our users may be declared invalid in certain circumstances. Under Vietnamese law we are not permitted to revise these terms and conditions without users’ consent.

Regulations on Protection of Personal Data

In general, the data protection regulations in Vietnam restrict the transfer of personal data held by a transferor to another person. The Vietnamese Civil Code provides that prior consent of the subject of the data must be obtained in order to collect and publish private data and information. The Vietnamese Law on Information Technology provides that prior consent of the subject of the data must be obtained before personal information may be collected, processed and/or used in the network environment. The Vietnamese Law on E-Transactions provides that prior consent must be obtained before any person may use, provide or disclose any private information or any information concerning another person that was provided during the course of an electronic transaction. Information obtained in the course of banking and financial operations is prohibited from being disclosed to any third party except in certain circumstances with the approval of the Prime Minister, the Minister of Public Security or the Governor of the SBV.

Decree on Electronic Commerce

We are required to promulgate and publicly post the operational policies of our e-commerce marketplace for Vietnam and actively participate in the resolution of any disputes involving the use of our e-commerce marketplace.

Indonesia

E-money requirements

In April 2009, Bank Indonesia, the central bank of the Republic of Indonesia, issued Regulation No.11/12/PBI/2009 regarding electronic money and Circular Letter No.11/11/DASP concerning non-bank Electronic Money Issuer, or the E-money Regulations. MOLPoints sold in Indonesia are categorized as e-money for purposes of the E-money Regulations, which define e-money as a payment device which meets the following criteria: (i) it is issued on the basis of value previously remitted by the holder to the issuer; (ii) the value of money is kept electronically in media such as a server or chip; (iii) it functions as a payment instrument to the merchant, who is not the issuer of the e-money; and (iv) it is not categorized as a deposit under the banking law.

Relevant (Licensed) Actors in e-money transactions in Indonesia

Other than banks, each of the following persons involved in e-money transactions must be Indonesian limited liability companies licensed by Bank Indonesia.

•	Principal, which is a person that manages the system and/or the network between its members, including issuers and acquirers, in e-money transactions where the relationship is based on a written agreement.

•	Issuer, which is a person that issues e-money services/products.

•	Acquirer, which is a person who cooperates with merchants and processes e-money data issued by other parties.

•	Clearing Administrator, which is a person who calculates financial rights and liabilities of each issuer and/or acquirer in relation to e-money transactions.

•	Final Settlement Administrator, which is a person responsible for and performs the final settlement of financial rights and liabilities of each Issuer and/or Acquirer in relation to e-money transactions based on the calculations of a clearing administrator.

Because MOL AccessPortal issues MOLPoints on its website and electronic vouchers in the form of PIN codes (which can be used to reload MOLPoints) for purchase by customers in Indonesia and manages the system and/or network for the MOLPoints issued in Indonesia, MOL AccessPortal may be viewed as a principal or issuer of e-money products.

Exemption for E-money Issuer License

Not all non-bank institutions are required to obtain e-money licenses for issuing e-money products. The requirement for a non-bank institution to be licensed by Bank Indonesia is triggered if the non-bank institution manages or is planning to manage floating funds of Rp.1,000,000,000 or more. The floating fund itself is defined as the entire value of e-money which is received by the issuer for the purpose of issuance and/or reloading of the e-money, which still needs to be paid by the issuer to the relevant holder and merchant.

E-money Licensing Requirement for MOL Indonesia

The E-money Regulations do not specifically require marketers of empty e-money vouchers to obtain a specific e-money license from Bank Indonesia. Thus, we believe that PT MOL AccessPortal is not required to obtain an e-money license from Bank Indonesia to the extent it merely markets empty e-money vouchers to be loaded by MOLPoints which are issued by MOL AccessPortal.

Sanctions

Bank Indonesia could impose administrative sanctions for non-compliance with the E-money Regulations, ranging from warning letters, business suspension to license revocation.

Other Relevant Regulations in Indonesia

Data Centre/Disaster Recovery Centre

Under Government Regulation No. 82 of 2012 on the Implementation of Electronic Systems and Transactions, or GR 82, an operator of electronic systems for public service must have a data centre and disaster recovery centre in Indonesia for law enforcement purposes and protection of Indonesian citizens. While it is not clear whether private parties offer public services, the Ministry of Communications and Informatics is of the view that anything to do with Indonesian citizens is a public service and is proposing to issue a regulation to confirm this position. This regulation is likely to be issued and, as an electronic systems operator, we would be subject to regulations when they come into force.

Data Privacy/Protection

Under GR 82, personal data is defined as data of individuals in which the truthfulness and the secrecy of the data is kept, maintained and protected. The definition is very general and may be interpreted broadly.

For protection of data privacy, electronic systems operators are required to maintain the secrecy, integrity and availability of personal data that is being managed; ensure that the collection and use of personal data is done with the personal data owner’s consent, unless otherwise provided by laws and regulations; and ensure that the use or disclosure of data is done with the personal data owner’s consent, and in accordance with the purpose conveyed to the personal data owner for the data collection.

Anti-Money Laundering

Law No. 8 of 2010 on Prevention and Eradication of Money Laundering Crimes, or the Anti-Money Laundering Law stipulates that financial services providers (such as banks, securities companies, custodians and e-money operators) are obliged to provide certain reports to the Center for Reporting and Analysis of Financial Transactions, or PPATK. Under the Anti-Money Laundering Law, financial services providers must report to PPATK any suspicious financial transaction; any cash transaction of Rp.500 million or more or other currency with equal value, either in one transaction or several transactions within one working day; and any financial transaction involving transfer of funds from and to foreign countries. Further, Presidential Decree No. 82 of 2003 on the Procedures for the Implementation of Authority of the PPATK provides that PPATK may requires financial services providers to provide documents, data, information owned and or controlled by the financial services provider.

Know Your Customer or KYC Principle

Under the Anti-Money Laundering Law, financial services companies, including e-money operators, are required to implement a “KYC” principle whenever they conduct business with customers; there is a financial transaction (whether in Rupiah or foreign currency) which amounts to at least Rp.100,000,000; there is a suspicious financial transaction which may involve money laundering and terrorism financing crimes; or the reporting party (financial services companies) doubts the information reported by its customers. In order to implement these KYC principles, service providers must at least: (i) identify their customers; (ii) verify the data of customers; and (iii) monitor the transactions of customers.

Anti-Terrorism

Anti-Terrorism is regulated under Government Regulation in Lieu of Law No. 1/2002 and the Anti-Terrorism Law. Under the Anti-Terrorism Law there are no reporting requirements for financial institutions. However, a bank or other financial institution may report to the police department any suspicion that a transaction or account is being used to support terrorism. As an issuer of e-money, we would be considered a financial institution that must report such suspicious transactions.

IDR Transfer Prohibition

Under Bank Indonesia Regulation 7/14/PBI/2005, as amended by Bank Indonesia Regulation No. 14/10/PBI/2012 on Limitations of IDR Transactions and Provision of Credit in Foreign Currencies by Banks, Indonesian banks, including branches of offshore banks in Indonesia, are prohibited from performing certain IDR transactions with non-resident individuals and entities. These prohibited activities include, among others, (i) transfers to the IDR account of such non Indonesian residents in onshore banks, for transactions not related to economic activities in Indonesia; (ii) transfers to the IDR account of such non-Indonesian residents in offshore banks, whether or not for transactions related to economic activities in Indonesia; and (iii) transfers for settlement of the purchase of foreign currencies against IDR at offshore banks and or booked at IDR accounts at offshore banks. However, the transfer of foreign currency to an account of a non-Indonesian resident in offshore banks is not a prohibited activity and there are no restrictions on the repatriation of foreign currency in such circumstances.

United States

Various laws and regulations in the United States, including the Bank Secrecy Act, the Dodd-Frank Act, the USA Patriot Act, and the Credit Card Act, impose certain procedural and reporting requirements on companies that are financial institutions or that provide financial products and services. Under these laws and regulations, financial institutions are broadly defined to include money services businesses such as money transmitters, check cashers, and sellers or issuers of stored value. Requirements imposed on financial institutions under these laws include customer identification and verification programs, record retention policies and transaction reporting.

Money services regulations

The Treasury Department’s Financial Crimes Enforcement Network, or FinCEN, requires the registration of certain money services businesses with the Treasury Department and reporting and record keeping of various transactions. Registered money services businesses must report suspicious transactions involving a payment or series of related payments of $2,000 or more and obtain and keep more detailed records on the senders and recipients in transfers of $3,000 or more. We believe we are not subject to these regulations because, as a provider of a closed-loop system with a transaction limit of less than $1,000, we are exempt from registration with FinCEN as a “provider of pre-paid access.”

Anti-money laundering, anti-terrorism and sanctioned countries

The U.S. Patriot Act requires financial institutions to verify the identity of any person seeking to open an account to the extent reasonable and practicable, maintain records of the information used to verify a person’s identity, including name, address and other identifying information, and consult lists of known or suspected terrorists or terrorist organizations provided by United States government agencies to determine whether a person seeking to open an account appears on any such list. In general, the U.S. Patriot Act requires financial institutions to make certain efforts to prevent the use of their payment processing systems to facilitate money laundering and the financing of terrorist activities, including, for example, the designation of a compliance officer, training of employees, adoption of internal policies and procedures to mitigate money laundering risks, and periodic audits.

As a pre-paid virtual currency system for online game players and entertainment users, we do not believe that we are a financial institution subject to the anti-money laundering laws and regulations. However, it is possible that our closed-loop gift card and virtual currency system could be considered a financial product and that we could be deemed a financial institution subject to applicable United States federal or state regulation under certain interpretations of laws governing businesses such as money transmitters, check cashers, and sellers or issuers of stored value. Although we do not believe we are subject to anti-money laundering regulations, we have implemented internal policies and procedures to mitigate money laundering risks.

Our United States operations are subject to increasingly expanding legal and regulatory requirements intended to help detect and prevent terrorist financing, fraud and other illicit activity. We are required to comply with regulations imposed by the United States Department of the Treasury Office of Foreign Assets Control, or OFAC, which prohibit or restrict financial and other transactions with specified countries, their governments and designated individuals and entities, such as terrorists and narcotics traffickers. As a closed-loop gift card and virtual currency system, our primary responsibilities in this area relate to the vetting and monitoring of merchants in our direct merchant portfolio. We have developed and implemented policies and procedures that are designed to comply with OFAC requirements and comparable sanctions programs.

Data protection and information security

Various federal and states laws and regulations in the United States address matters related to data protection, information security, breach notification, marketing and other activities related to the processing, storage, and use of data, among other things. In the United States, one key source of regulation regarding data privacy for financial institutions is Title V of the Gramm-Leach-Bliley Act, or GLBA, which regulates such institutions’ handling of nonpublic personal data about consumers, and generally requires a financial institution to provide customers and/or consumers in certain circumstances with a privacy notice with specified content, to provide choices regarding certain sharing of nonpublic personal data with unaffiliated third parties, and to maintain appropriate security controls for the protection of nonpublic personal data. Beyond the GLBA, financial institutions must also address other privacy laws and regulations in the United States. For example, the Fair Credit Reporting Act governs the use and disclosure of information in consumer reports provided by consumer reporting agencies and the Federal Trade Commission. In addition, there are a number of laws that may impact marketing activities, including the Telephone Consumer Protection Act, the Telemarketing and Consumer Fraud Abuse Prevention Act, the CAN-SPAM Act and the California Financial Information Privacy Act. There may also be content requirements for notices to customers and/or consumers under certain state laws, including those in California. Furthermore, virtually all states have established affirmative obligations to protect the security of financial information and/or duties to notify in certain incidents related to unauthorized access or acquisition of personal data and certain states may have requirements for disclosures related to certain website activities. In addition, the United States Federal Trade Commission and other federal and state regulators have regulatory powers related to data protection, information security and consumer protection.

As a prepaid virtual currency system for online game players and entertainment users, we may be, or may become, subject to such laws. We post our Terms of Service and Privacy Policy on our website where we set forth our practices concerning the use, transmission and disclosure of user data.

Taiwan

Because MOLPoints in Taiwan are offered to redeem the points issued by third party online game providers, there is a risk that the MOLPoints business model may be considered to be operating as an “open-loop” system from the relevant authority’s perspective, in which case a license is required pursuant to the applicable law. However, subject to the competent authority’s interpretation, various factors including the cooperation methods between us and the contracting online game providers may be used to advance a position that the MOLPoints business in Taiwan operates as a “closed-loop” system.

Under a “closed-loop” model, no license is required. However, we are required to comply with the Mandatory Provisions to be included in and Prohibitory Provisions of Standard Form Contract for Online Game Points (Cards), or the Provisions. According to the Provisions, the game point cards and the purchase webpage must include: (i) certain information regarding the issuer and the game points card; (ii) a guarantee of the issuer’s performance; and (iii) the telephone number, website address, and email address for consumer complaints. Moreover, the game point cards and the purchase webpage cannot include provisions that provide: (i) a deadline of use or registration; (ii) that the unused point balance cannot be consumed; (iii) a waiver of the obligations to provide the merchandise or service or charging extra fees; (iv) unreasonable restrictions on use such as restricted locations or restricted scope; (v) that the issuer can unilaterally terminate or rescind the contract; (vi) a waiver of the issuer’s intentional or negligent liabilities; (vii) contents violating an imperative or prohibitive provision of law, or obviously unfair or deceptive; or (viii) that the advertisements are for reference only.

C.	Organizational Structure

Corporate Structure

The following diagram illustrates our corporate structure, including our beneficial interests in our principal operating subsidiaries:

MOL Global, Inc.
(the Issuer)
(Cayman Islands)
100%
MOL AccessPortal Sdn Bhd
(MOL AccessPortal)
(Malaysia)
87%
MOL AccessPortal Co Ltd
(MOL Thailand)
100%
Zest Interactive Co. Ltd. (Zest) (Thailand)
51%
MOLPay Sdn Bhd (MOLPay) (Malaysia)
100%
MyCNX Holdings (M) Sdn Bhd (MyCNX) (Malaysia)
100%
MOL Turkey Bilgi Sistemleri Yayıncılık Gıda ve Tekstil Sanayi Ticaret Anonim Şirketi (PaytoGo) (Turkey)
60%(1)
3Sept Corporations Co. Ltd (Thailand)
51%
Klon Oderne ve Iletisim Teknolojileri Anonim Şirketi (PaybyMe) (Turkey)
60%(1)
e-Innovations Systems & Networks Thai Co. Ltd. (Thailand)
100%
Sihirli Kule Bilgi Sistemleri Ltd (Game Sultan) (Northern Cyprus)
60%(1)
Sept 3 Technology Sdn. Bhd. (Thailand)
100%
MOL AccessPortal Inc, (MOL Philippines)
100%
Uniwiz Trade Sales, Inc (Uniwiz) (Philippines)
100%
MOL AccessPortal Pte Ltd (MOL Singapore)
50%
Nganluong Joint Stock Company (NganLuong) (Vietnam)
100%
PT MOL AccessPortal (MOL Indonesia)
100%
MOL AccessPortal Pvt Ltd (MOL India)
54.2%
Rixty, Inc (Rixty) (USA)
100%
Rixty Brasil Intermediação e Agenciamento de Negócios Ltda (Brazil)
65%
MOL AccessPortal Pty Ltd (MOL Australia)
93.5
MOL AccessPortal Co., Ltd (MOL Taiwan)

Note:

(1)	For each of our subsidiaries incorporated in Thailand, our beneficial ownership exceeds our direct voting interest, as our beneficial ownership in such subsidiaries is held in part through our holdings in other entities that hold direct and indirect interests in such subsidiaries. See Item 3.D. “Key Information – Risk Factors – Risks Relating to Our Business —Our subsidiaries in Thailand are subject to restrictions on foreign ownership of their shares under Thai law.”

D.	Property, Plants and Equipment.

Our principal executive offices comprise approximately 1,024 square meters of office space located at Berjaya Times Square in Kuala Lumpur, which we have leased from an entity controlled by our major shareholder through 2017. Our headquarters has been at this location since 2008. We also own or lease various properties for our local offices in Thailand, Turkey, the Philippines, Singapore, Vietnam, Indonesia and Australia. Our leased properties mainly consist of office premises, a portion of which are leased from related parties.

We believe our existing premises are adequate for our current business operations and that additional office space can be obtained on commercially reasonable terms to meet our future requirements.

The following table sets forth certain information with respect to our owned and leased properties as of December 31, 2014.

Location	Size (sq. m.)	Use	Owner or Tenant

Berjaya Times Square, No. 1, Jalan Imbi, 55100 Kuala Lumpur, Malaysia

Partial unit No. 08-07, 8th Floor (5.6 square meters); A-18-19, East Tower Parcel No. 09-64, 63, 62, & 97 (Postal address 09-77, 78, 79 & 100), Ninth Floor; Parcel no. 07-74C, 08-74C, 09-91C and 10-10E, Seventh, Eighth, Ninth and Tenth floor; Parcel no. 07-01A, 07-1, 08-01A, 08-01 and 08-02 Seventh and Eighth Floor; and Lot No. 08-64 (Postal address 08-55), Lot No. 08-77A-2 (Postal address 08-77A-2), Eight Floor.	2,462.49	Office, storage and residential	Leased by MOL AccessPortal

Level 5, Wisma N2N, Tower 2, Avenue 3, Bangsar South, No. 8, Jalan Kerinchi, 59200 Kuala Lumpur, Malaysia	358.79	Office	Leased by MyCNX

Unit B-2-2, Northpoint Office Suites, Mid Valley City, No. 1, Medan Syed Putra Utara, 59200 Kuala Lumpur, Malaysia	130.99	Office	Leased by our subsidiary, MOL Managed Services Sdn Bhd

2 Fl, 950/135 Royal River Place, Soi Rama3, 38 Rama 3 Rd Bangphongphang, Yannawa Bangkok 10120, Thailand	108.82	Office (Thailand headquarters of MOL Thailand)	Owned by Zest

Royal River Place, Soi Rama3, 38 Rama 3 Rd Bangphongphang, Yannawa Bangkok 10120, Thailand

2 Fl, 950/136;	356.71	Office and car park	Leased by MOL Thailand
2 Fl, 950/137;	(and		and its subsidiaries
2 Fl, 950/138;	nine
1 Fl, 950/141;	parking
1 Fl, 950/142; and	spaces)
Car Park Building.

Location	Size (sq. m.)	Use	Owner or Tenant

3 Fl, 3A14, Fortune Tower, Huaykwang, Bangkok, Thailand	86	Zest’s Showroom	Leased by Zest

3 Fl, 292, Digital Gateway, Pathumwan, Bangkok, Thailand	31	Zest’s Showroom	Leased by Zest

3 Fl, Room XY146, Central Rama 2, Rama 2 Rd., Bangkok, Thailand	12.37	Zest’s Showroom	Leased by Zest

Centrum İş Merkezi, Aydinevler Sanayi Caddesi, No: 3, Kat 1, 34854 Küçükyali, Maltepe İstanbul, Turkey	520	Office	Leased by PaytoGo

Barbaros Mah.Dereboyu Cad.Sümbül Sk.Varyap Meridian 2 C Blok D:244 Ataşehir/İstanbul, Turkey	152.45	Residence	Leased by PaytoGo

Mehmet Akif Cad. Plümer Apt. No:62 D:9 Lefkoşe, Turkish Republic of Northern Cyprus	85	Office	Leased by Game Sultan

3/F, CWI Corporate Center 1050 Quezon Avenue, Quezon City, Philippines	429.29	Office	Leased by Uniwiz

1 Maritime Square #11-04, HarbourFront Centre, Singapore 099253	167	Office	Leased by MOL Singapore

12A Floor, VRC Online Building, No.18, Tam Trinh Street, Hai Ba Trung District, Hanoi Vietnam	110	Office	Leased by NganLuong

3rd Floor, VTC Online, No 132 Cong Hoa, Ward 4, Tan Binh Dst, HoChiMinh, Vietnam	91.2	Office	Leased by NganLuong

Rukun Permata Senayan B-26, Jl. Tentara Pelajar, Patal Senayan, Jakarta Selatan, 12210 Indonesia	300	Office	Leased by MOL Indonesia

133 Kearny St. STE 202, San Francisco, CA 94108	127	Office	Leased by Rixty

Shop F, 8 Cowper Street, Parramatta, NSW 2067, Australia	10	Office	Leased by MOL Australia

Location	Size (sq. m.)	Use	Owner or Tenant

A05, 6F, No. 83, Sec. 1, Chonqing S. Rd., Zhongzheng Dist., Taipei City 100, Taiwan	12.56	Office	Leased by MOL Taiwan

Esentepe mah. Yazarlar sok. No: 9/3 şişli/Istanbul	200	Office	Leased by PaybyMe

ITEM 4A.	Unresolved Staff Comments

None

ITEM 5.	Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion and analysis may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under Item 3.D. “Key Information—Risk Factors” or in other parts of this annual report on Form 20-F.

A.	Operating Results

Overview

We operate a payments platform that facilitates online and mobile commerce for consumers in emerging and other markets by providing a vast network of payment channels that accept payment using cash and online methods. Our physical distribution network comprises more than 970,000 physical locations in 11 countries across four continents where we maintain a local presence as of December 31, 2014 and physical locations in other countries where we have relationships with aggregators that distribute our products through channels with which they have relationships. We also have mobile and electronic distribution channels that accept major credit cards and online banking from more than 100 banks globally as of December 31, 2014. Our primary product is MOLPoints micropayment system, which sells payment credits that can be used by consumers to purchase online game credits and other digital content, including Facebook Game Cards. We also operate MOLReloads, a distribution network that distributes prepaid mobile airtime and digital content; MOLPay, a payments solution for online merchants; and MMOG.asia, an online games portal. We plan to launch MOLWallet, an online and mobile payment processing and money transfer system in Malaysia in 2015, subject to having met certain BNM requirements. Our products provide various opportunities to acquire and retain customers and their payment credentials, which present cross-selling opportunities for our existing and future solutions. Our user base consists of both registered and unregistered users.

MOLPoints can be used to purchase credits that can be used in thousands of online games and other digital content, from over 600 content providers as of December 31, 2014. We operate in markets that are largely cash-based and offer consumers the opportunity to purchase MOLPoints in cash through our physical distribution network, which comprises chain operators such as 7-Eleven, individual retailers such as cybercafés, and aggregators such as e-pay. Our physical distribution network for MOLPoints includes our MOLReloads distribution network in Malaysia, the Philippines and Thailand. In addition, MOLPoints are available for purchase using credit cards, through online banking and at electronic kiosks in retail locations. We currently operate local websites for MOLPoints, or equivalent products for local markets, in 11 countries, namely Malaysia, Thailand, Turkey, the Philippines, Singapore, Indonesia, the United States, Australia, Brazil, Taiwan and Vietnam.

MOLReloads distributes electronic vouchers, or e-vouchers, for pre-paid mobile airtime and digital content including MOLPoints. Consumers can purchase prepaid mobile airtime for most major mobile service providers in Malaysia, the Philippines and Thailand through our MOLReloads distribution network, which comprises chain operators, including more than 1,600 7-Eleven convenience stores as of December 31, 2014, cybercafés and bookstores, and in the Philippines, individual distributors who distribute e-vouchers through mobile phones and personal computers in cybercafés. In January 2014, we entered into an agreement with InComm, a provider of pre-paid products, services and transaction technologies, pursuant to which we plan to distribute point-of-sale activated, or POS-activated, pre-paid gift cards through our MOLReloads distribution network.

MOLPay is an integrated payments solution for online merchants, which offers cash, online banking and credit card payment processing options for their consumers. MOLPay is operated in Malaysia and Indonesia by our 51%-owned subsidiary, MOLPay Sdn. Bhd., and in Vietnam by our 50%-owned subsidiary, NganLuong. MOLPay has an agreement with MyClear to serve as a third party (non-bank) acquirer for MyClear’s FPX and direct debit services in Malaysia. In addition to online banking and credit card payment, MOLPay has agreements with various distribution partners for collecting payments at more than 23,000 additional physical cash payment points in Malaysia, Singapore and Indonesia, including at 7-Eleven and other convenience stores, cybercafés and petrol stations, which are in the process of being activated. As of December 31, 2014, consumers could use MOLPay to make purchases from 3,805 online merchants.

MOLWallet is our planned account-based online and mobile payment processing and money transfer system that is designed to effectively replace a physical wallet using a mobile phone. Account holders will be able to pay for digital and physical retail goods and services, pay third party bills, reload pre-paid accounts for mobile airtime and other mobile applications as well as perform peer-to-peer money transfers through a convenient, secure and intuitive online or mobile interface with multiple payment methods. MOLWallet uses technology that was developed by NganLuong Joint Stock Company, or NganLuong, an online payments solutions provider based in Vietnam that we acquired in 2013. We plan to launch MOLWallet in Malaysia in 2015, subject to having met certain BNM requirements. Our revenue from mobile commerce has historically not been material.

MMOG.asia is an online games portal that operates licensed games in Southeast Asia, including through localized portals operated in local languages for Malaysia, Thailand and Indonesia. MMOG.asia accepts MOLPoints to purchase game credits for games that it operates. We acquired our initial equity interest of approximately 80% in MyCNX, which operates MMOG.asia, in November 2012 and increased our interest in MyCNX to 100% in May 2014.

Segments

For management purposes, our business is organized into five segments, as follows:

•	MOLPoints, which includes revenue derived from the sale of online MOLPoints vouchers;

•	MOLReloads, which includes revenue derived from the electronic distribution of pre-paid airtime and PINs through our MOLReloads distribution network;

•	MOLPay, which includes revenue derived from the provision of an online payment solution that online merchants use to collect payments from consumers;

•	MMOG.asia, which includes revenue derived from the sale of game pins or game points to consumers who play games on MMOG.asia; and

•	Others, which primarily includes income derived from the sale of internet media products, including promotional services that we provide to games publishers and the sale of electronic related services, including the provision of technology outsourcing services to BLoyalty Sdn. Bhd., a company that is indirectly controlled by our major shareholder, Tan Sri Dato’ Seri Vincent Tan.

Key Measures of Operating Performance

Our management monitors the financial and operating performance of MOLPoints, MOLReloads, MOLPay and MMOG.asia on the basis of the measures described below.

MOLPoints

The following table sets forth our key operating measures for MOLPoints as of the specified dates and for the specified periods.

	As of and for the year ended December 31,
	2012	2013	2014
Registered Members(1)	2,791,774	4,443,886	6,278,309

Active registered paying users(2)	383,766	1,007,344	1,035,233

Volume(3) (MYR in millions)
Volume from registered consumer members(4)	175.8	262.8	286.9
Consumer direct purchase volume(5)	88.8	154.0	260.5
Direct channel volume(6)	107.2	172.5	168.1
Total volume	371.8	589.3	715.6
Malaysia	187.7	214.5	181.3
Southeast Asia (other than Malaysia)	178.6	265.4	360.9
Turkey(7)	—	86.6	119.0
Rest of the world	5.5	22.8	54.4
Total volume	371.8	589.3	715.6

Transactions(8)
Transactions by registered members	5,156,711	11,061,262	10,209,603
Transactions through direct purchase(9)	5,748,698	9,782,267	17,888,346
Total transactions	10,905,409	20,843,529	28,097,949

Notes:

(1)	Registered members refers to the number of MOLPoints accounts that have been registered as of the end of a period.
(2)	MOLPoints active registered paying users is the number of unique MOLPoints accounts that have been used to purchase or redeem MOLPoints during the preceding twelve month period.
(3)	MOLPoints volume is the total retail value of content purchased through redemption of vouchers for games and other digital content provided by content providers using MOLPoints during the period. MOLPoints volume tends to be significantly greater than MOLPoints revenue, which excludes amounts that we pay to digital content providers pursuant to our revenue sharing arrangements.
(4)	Volume from registered consumer members refer to the total volume of content purchased through redemptions of MOLPoints in registered MOLPoints accounts during a period.
(5)	Direct purchase volume refers to the total volume of content purchased by end-users through redemptions of MOLPoints during a period without creating a registered MOLPoints account.
(6)	Direct channel volume refers to the total volume of content purchased through redemptions of MOLPoints during a period by cybercafés and distributors that redeem MOLPoints for digital content that the cybercafés and distributors sell to end-users.
(7)	Prior to our acquisitions of 70% of each of Game Sultan and PaytoGo in 2013, we did not have operations in Turkey.
(8)	Transactions refers to the number of unique purchases of MOLPoints, in any volume, during a period.
(9)	Transactions through direct purchase includes all transactions that relate to either consumer direct purchase volume or direct channel volume.

MOLReloads

The following table sets forth our key operating measures for MOLReloads as of the specified dates and for the specified periods.

	As of and for the year ended December 31,
	2012	2013	2014
Active retailers(1)
Malaysia	1,787	1,930	2,127
Philippines	30,452	35,151	36,354
Thailand	—	123	314
Total active retailers	32,239	37,204	38,795
Volume(2) (MYR in millions)
Malaysia	991.8	1,123.5	1,269.4
Philippines	71.8	88.3	93.1
Thailand	—	2.2	6.1
Total volume	1,063.5	1,214.0	1,368.6

Notes:

(1)	Active retailers refers to the total of number of MOLReloads terminals in Malaysia and Thailand as of the end of the period, in each case which have sold at least one MOLReloads e-voucher during the preceding twelve months, and the number of individual distributors in the Philippines as of the end of the period, which have sold at least one MOLReloads e-voucher during the preceding month.
(2)	Volume refers to the total retail value of pre-paid mobile airtime distributed by MOLReloads during a period. MOLReloads volume tends to be significantly greater than MOLReloads revenue, which excludes amounts that we pay to mobile airtime providers pursuant to our revenue sharing arrangements.

MOLPay

The following table sets forth our key operating measures for MOLPay as of the specified dates and for the specified periods, excluding MOLPay’s operations in Indonesia, which were launched in 2014 and are not yet material.

	As of and for the year ended December 31,
	2012	2013	2014
Online merchants(1)
Malaysia	1,205	1,109	1,389
Vietnam	—	2,346	2,416
Total merchants	1,205	3,455	3,805

Volume(2) (MYR in millions)
Malaysia	68.1	65.0	87.3
Vietnam	—	79.2	267.2
Total volume	68.1	144.3	354.5

Notes:

(1)	Online merchants refers to the number of online merchants in Malaysia and Vietnam that accepted MOLPay as a payment option as of the end of the period.
(2)	Volume refers to the total value of payments processed by MOLPay during a period. MOLPay volume tends to be significantly greater than MOLPay revenue, which excludes amounts paid to financial institutions.

MMOG.asia

The following table sets forth our key operating measures for MMOG.asia as of the specified dates and for the specified periods.

	As of and for the year ended December 31,
	2012(1)	2013	2014
Active paying users(2)	107,264	110,826	56,865
AVPPU(3) (MYR)	255.0	290.9	383.6
Volume (MYR in millions)(4)	27.4	32.2	21.8

Notes:

(1)	We acquired our equity interest of approximately 80% in MyCNX, which operates MMOG.asia, in November 2012, prior to which we did not recognize any revenue from MMOG.asia. We increased our interest in MyCNX to 100% in May 2014. The information presented as of and for the year ended December 31, 2012 is based on a full year of MMOG.asia’s operations, including the period prior to these acquisitions.
(2)	Active paying users refers to the number of unique users who have purchased game points on MMOG.asia during the preceding 12 months.
(3)	AVPPU refers to average volume per paying user, which is equal to total volume for a preceding twelve month period divided by the number of active paying users as of the end of the period.
(4)	MMOG.asia volume is the total retail value of content sold by MMOG.asia during the preceding twelve months. The actual volume for MMOG.asia for the period after the acquisition in 2012 of our initial equity interest of approximately 80% of MyCNX was MYR3.0 million.

Factors Affecting our Results of Operations

The significant factors that affect our results of operations include the following:

Developments within the online and mobile digital content industry

Our segment revenue from each of MOLPoints and MMOG.asia is affected by the overall demand for game credits in the markets in which we operate, which is in turn affected by developments within the online and mobile gaming industry. The following are certain key factors which affect the online and mobile gaming industry:

•	Launch of new games and release of enhancements. As of December 31, 2014, MOLPoints can be used to purchase game credits and other digital content, including thousands of online games, provided by more than 600 content providers, and MMOG.asia operates 27 licensed online games. The volume of MOLPoints that we sell is significantly affected by the number of new games launched by content providers, the popularity of new and existing games and our ability to develop and maintain relationships with content providers. Similarly, MMOG.asia’s success is significantly affected by the number of games launched on MMOG.asia and their popularity. In the second and third quarters of 2014, MMOG.asia experienced delays in launching new mobile games according to our planned schedule due to certain technical issues, including delays in the localization process by game developers and delays in obtaining approval for one game from the iOS platform.

•	Game monetization. The vast majority of MOLPoints are redeemed by consumers to purchase virtual goods within online games, while MMOG.asia earns revenue from the sale of in-game items and virtual goods to game players. In addition, most of MMOG.asia’s games accept MOLPoints to purchase game credits. The extent to which players choose to pay for virtual goods in games is driven by the ability of our content provider partners, including MMOG.asia, to create content and virtual goods that enhance the game-play experience.

•	Marketing expenditure. Although we acquire most of our users through unpaid channels and through our game merchants websites, we also utilize advertising and user acquisition and retention programs, such as promotions and gaming contests, to grow and retain our user base. The amount, cost and effectiveness of such activities are factors that affect our operating results.

•	The adoption of mobile games. In recent years there has been an increasing shift to mobile gaming whereby users play online games using mobile devices. Our results of operations will be significantly affected by the extent to which mobile game players purchase online game credits and our ability to adapt to the mobile gaming environment. In particular, the relative success of mobile games launched by our content provider partners, including MMOG.asia, and our ability to monetize mobile games and their users, including through mobile carrier billing arrangements, will significantly affect our results of operations.

•	Global games and global games platforms. In recent years, global games have accounted for an increasing share of the online games market, largely due to the availability of increased internet bandwidth and global games platforms. Our revenue sharing arrangements for global games that are not operated on global platforms tend to be more favorable than those of our MOLPoints business as a whole, while our revenue sharing arrangements for games that are operated on global platforms tend to be less favorable than those of our MOLPoints business as a whole. The increasing adoption of global games and global games platforms may significantly affect our results of operations.

•	New forms of digital content. Digital content other than games is expected to account for an increasing share of the overall market for digital content. In particular, the rise of mobile chat applications has led to an increase in the use of emoticons. For example, LINE uses our payment services on a non-exclusive basis to monetize its chat services in Thailand. LINE is an application for instant messaging on smartphones and personal computers, which allows users to exchange text messages, graphics, video and audio media, make free VoIP calls and hold free audio and video conferences. The adoption of these and other similar forms of digital content, and the adoption of our payment services in connection with the marketing of such digital content may significantly affect our result of operations.

Developments in the payments industry

Our segment revenue from each of MOLPoints, MOLReloads and MOLPay is affected by developments in the payments industry. The factors below are certain key factors which affect the payments industry:

•	The relative use of cash and electronic payment systems in the markets in which we operate. Changes in the number of transactions using cash as a means of payment is an important variable affecting our revenues. Many of our users do not readily have access to credit card, debit card or bank transfer services, and require alternative methods for payment for online products and services. Our physical distribution network, which includes convenience stores, cybercafés, bookstores and other retail stores, provide access to e-commerce for such users by facilitating cash payments. In 2014, cash payments accounted for 76.5%, of transactions conducted by our user community on our platform. If the use of cash as a means of payment declines in our key markets, we would be exposed to greater competition from competitors that primarily provide electronic payment solutions and our profit margin would be adversely affected by the fees we are required to pay to financial institutions in connection with electronic payments, each of which would adversely affect our results of operations.

•	Adoption of alternative payment structures. The volume of online transactions has grown considerably and continues to grow, while limited credit card penetration in emerging markets has resulted in proliferation of alternative methods of payment. We believe that growth in online transactions and alternative payment methods will be an important driver to increase the number of potential content providers and merchants for which we can offer payment services and the potential number of users of MOLPoints, MOLPay and MOLWallet, the latter of which we plan to launch in Malaysia in 2015, subject to having met certain BNM requirements. We expect payment volumes from online transactions and alternative payment methods to increase significantly in the coming years.

•	The fees we pay to financial institutions in connection with our payment processing operations. We rely on banks or other payment processors to process transactions, and we pay fees for this service. From time to time, payment card networks have increased, and may increase in the future, the interchange fees and assessments that they charge for each transaction using one of their cards. We may not be able to pass on all of the increases in interchange fees or debit network fees along to our online merchants, if at all. The extent to which we are able to pass any increases in fees on to customers could impact our profit margins.

Our distribution network and merchant network and arrangements with content providers and mobile airtime providers

Our results of operations are affected by our ability to continue to build out our distribution and merchant networks and our arrangements with digital content providers and telecommunications service providers. Our physical distribution network includes more than 970,000 physical locations in 11 countries where we maintain a local presence, and other locations in countries where we do not maintain a local presence but have indirect relationships with physical distribution locations. As of December 31, 2014, we provided payment services for customers of more than 600 content providers through MOLPoints, 24 telecommunications service providers through MOLReloads, and 3,805 online merchants through MOLPay. We are working aggressively to grow our merchant base in Malaysia while extending organically into Singapore and Indonesia. We have expanded into various other countries by acquiring an existing distribution network rather than developing one organically. Our distribution network is a key factor that affects our ability to reach consumers and attract content providers, telecommunications service providers and online merchants to our platform.

Our agreements with digital content providers and telecommunications service providers are either on a purchase basis, which means that we purchase digital content and mobile airtime at a discount for resale, or a fulfillment basis, which means that we sell digital content or mobile airtime on behalf of the digital content or telecommunications service provider in exchange for a commission or service fee based on the value of digital content or mobile airtime purchased by consumers using MOLPoints, among other factors. MOLPoints’ revenue sharing arrangements with content providers typically provide for MOLPoints’ share to be 20% of volume, but this share can vary depending on local market practice, the content provider, and the content. MOLReloads’ discounts and commissions from telecommunications service providers are typically between 5% and 11% of volume for purchase agreements and less than 1% of volume for fulfillment agreements. Our telecommunications service providers may from time to time change our revenue sharing arrangements for MOLReloads. In general, following periods of increased volume, telecommunications service providers have greater bargaining power in the contractual negotiations to reduce our share of the revenue sharing arrangement. For example, in 2012 certain telecommunications service providers in Malaysia reduced our revenue share following a period of increased volume, which had the effect of reducing our revenues even though volume had increased. Our distribution network and distribution costs are significant factors affecting our results of operations.

Expansion into new markets and ability to increase product penetration in existing markets

Since we commenced operations in Malaysia in 2000, we have successfully entered and grown in seven new countries through acquisitions. As part of our strategy of expansion, we have in the past, and may, from time to time, acquire businesses or interests in businesses, including non-controlling interests, form joint ventures or create strategic alliances. For example, since 2009 we have expanded into Thailand, Australia, New Zealand, the United States, Brazil, Turkey and Vietnam through acquisitions. We also launched MOLPay through an acquisition and we acquired MMOG.asia. Through our acquisition of 51% of PaybyMe in 2014, we also have presence in several markets in the Middle East. We expect to continue to evaluate potential strategic acquisitions of businesses or products with the potential of expanding our user and revenue base, widening our geographic coverage and increasing our product range. We have grown organically in other markets by establishing a local subsidiary in such market to develop relationships with local distribution channels. In addition, our ability to leverage our existing distribution network to expand our product offering across our current markets and replicate our success in Malaysia across other countries where we operate will affect our growth and results of operations. We expect that our growth prospects will continue to be significantly affected by our ability to expand our business in new and existing markets.

Consumer spending patterns and seasonality

Our business depends heavily on the overall level of consumer spending, particularly in our primary markets in Southeast Asia and other emerging markets. We are exposed to general economic conditions that affect consumer confidence, consumer spending, consumer discretionary income or changes in consumer purchasing habits. During periods of economic growth, overall consumer spending tends to increase along with rises in wealth, and during economic downturns, consumer spending tends to correspondingly decline. Furthermore, our sales have historically been higher during festive periods, as our business tends to benefit from consumers’ increased leisure time. Such periods include Chinese New Year, which generally occurs in January or February, Ramadan, which occurred in the third quarter in each of 2012, 2013 and 2014, and the December holiday season.

Overstatement of Revenue and Direct Cost and Other Ancillary Expenses for 2013

As disclosed in our interim report on Form 6-K (File No. 001-36637) furnished to the SEC concurrently with the filing of this annual report, certain accounting errors have been identified in connection with the financial results of NganLuong, our subsidiary in Vietnam which we acquired in March 2013.

•	As disclosed in our interim report on Form 6-K (File No. 001-36637), furnished to the SEC on December 2, 2014, during the course of our review of our financial results for the third quarter of 2014, our auditor discovered that our Vietnamese subsidiary, NganLuong, which we acquired in March 2013, reported revenue from its payment business on a gross basis, and accounted for the corresponding fees payable to merchants in direct cost and other ancillary expenses. However, our accounting policy is to account for such transactions on a net basis because we act as an agent with respect to these revenue arrangements, such that the corresponding fees payable to merchants should have been netted out of revenue and not included in direct cost and other ancillary expenses.

•	In addition, during the course of our review of our financial results for the fourth quarter of 2014, our auditor discovered that NganLuong incorrectly included VAT in revenue and direct cost and other ancillary expenses. However, our accounting policy is to exclude value added tax, or VAT, from revenue and direct cost and other ancillary expenses. The effect of the foregoing errors was to overstate MOLPay’s segment revenue and MOLPay’s segment direct cost and other ancillary expenses by equal amounts.

As a result of these errors the revenue line item and direct cost and other ancillary expenses line item are overstated by equal amounts in our consolidated statements of profit or loss and other comprehensive income for the three month periods ended March 31, 2013, June 30, 2013, September 30, 2013, December 31, 2013, March 31, 2014 and June 30, 2014, the six month periods ended June 30, 2013 and 2014, and the year ended December 31, 2013 included in our registration statement on Form F-1, as amended (File Number: 333-197401) in relation to our initial public offering, and the three month period ended September 30, 2014 included in our interim report on Form 6-K (File No. 001-36637) furnished to the SEC on December 2, 2014.

We determined not to restate our financial statements for the full year or any interim period in 2013, as we concluded that the adjustments are not material to our consolidated financial statements as a whole for any period in 2013. In particular, we considered the quantitative materiality of our MOLPay segment for 2013, and a variety of qualitative criteria including those set forth in SEC Staff Accounting Bulletin No. 99: Materiality. In relation to the relevant financial periods of 2014, we restated our financial statements for the three month periods ended March 31, 2014, June 30, 2014 and September 30, 2014, and the six months period ended June 30, 2014, to account for these errors.

Because we have not restated our financial results for any period in 2013, our revenue and direct cost and other ancillary expenses, and MOLPay’s segment revenue and MOLPay’s segment direct cost and other ancillary expenses set forth in this annual report, including in the discussion of our operating results set forth in this Item 5.A., are each overstated by MYR4.3 million.

See Item 3.D. “Key Information – Risk Factors – Risks Relating to Our Business – Certain errors were identified in our consolidated statements of profit or loss and other comprehensive income for three month periods ended March 31, 2013, June 30, 2013, September 30, 2013, December 31, 2013, March 31, 2014, June 30, 2014 and September 30, 2014, the six month periods ended June 30, 2013 and 2014, and the year ended December 31, 2013.”

Selected Statements of Operations Items

Revenue

We earn revenue from sales of goods in each of our segments. The following table sets forth our revenue derived from each segment for the specified periods.

	For the year ended December 31,
	2012	2013		2014
	(MYR in millions)
Segment revenue
MOLPoints	58.2	102.5		130.0
MOLReloads	30.9	34.5		36.2
MOLPay	2.3	9.4	(1)	11.0
MMOG.asia(2)	3.6	23.7		21.7
Others	0.5	1.3		3.8	(3)

Total revenue	95.6	171.5	(1)	202.7

Note:

(1)	As disclosed in our interim reports on Form 6-K (File No. 001-36637) furnished to the SEC on December 2, 2014 and concurrently with the filing of this annual report, as a result of certain accounting errors in connection with the financial results of NganLuong, our subsidiary in Vietnam which we acquired in March 2013, our revenue and direct cost and other ancillary expenses for 2013 are each overstated by MYR4.3 million, with no other line items being affected. However we have determined not to restate our financial statements for 2013 because the adjustments are not material to our consolidated financial statements as a whole. See Item 3.D. “Key Information – Risk Factors – Risks Relating to Our Business – Certain errors were identified in our consolidated statements of profit or loss and other comprehensive income for three month periods ended March 31, 2013, June 30, 2013, September 30, 2013, December 31, 2013, March 31, 2014, June 30, 2014 and September 30, 2014, the six month periods ended June 30, 2013 and 2014, and the year ended December 31, 2013.”
(2)	We acquired our initial equity interest of approximately 80% in MyCNX, which operates MMOG.asia, in November 2012 and increased our interest in MyCNX to 100% in May 2014.
(3)	Includes MYR2.0 million of advertising and marketing revenue attributable to MMOG.asia for the year ended December 31, 2014.

MOLPoints earns revenue from sales of MOLPoints vouchers, and vouchers provided by content providers, through our physical, electronic and mobile distribution channels. The amount that we recognize as revenue depends on our revenue sharing arrangements with digital content providers, which is typically 20% of volume but can vary depending on local market practice, the content provider and the content. For example, based on local market practice, we have relatively favorable revenue sharing arrangements in Turkey and relatively less favorable revenue sharing arrangements in the Philippines and Indonesia. Purchased MOLPoints can be deposited in a registered MOLPoints account or redeemed directly for digital content from a content provider. Vouchers provided by content providers can be redeemed directly for digital content from the relevant content provider. In each case, we recognize revenue from the sale of MOLPoints vouchers at the time the MOLPoints vouchers are redeemed for digital content. In cases where our customer is the end-user, which comprises all MOLPoints volume other than direct channel volume, there is typically a lag between the time the customer purchases MOLPoints and the time the MOLPoints are redeemed for content by the end-user, at which point revenue is recognized. However, in cases of direct channel volume, where our customer is a cybercafé or distributor that redeems MOLPoints for digital content that the cybercafé or distributor will sell to end-users, we recognize revenue immediately when the cybercafé redeems MOLPoints purchased from us. Revenue from MOLPoints vouchers that have been sold but not yet redeemed for digital content is deferred.

MOLReloads earns revenue from sales of e-vouchers for pre-paid mobile airtime through our MOLReloads distribution network, which comprises retail store terminals in Malaysia and Thailand and individual distributors in the Philippines. Revenue from the sale of mobile airtime is recognized at the time of sale to the end-user. The amount that we recognize as revenue depends on our revenue sharing arrangements with mobile airtime providers, which are either on a purchase basis, which means that we purchase airtime upfront for resale, or a fulfillment basis, which means that we sell airtime on behalf of the telecommunications service provider. Under purchase agreements, we purchase mobile airtime at a discount to the price at which we distribute the airtime through our MOLReloads distribution network, which discount is typically between 5% and 11%. Under fulfillment agreements, we charge a commission, which is typically less than 1% of the value of airtime sold through our MOLReloads distribution network. In 2012, 2013 and 2014, approximately 60.4%, 62.5% and 65.5% respectively, of MOLReloads’ volume was distributed pursuant to fulfillment agreements, with the remainder on a purchase basis. We enter into purchase or fulfillment arrangements based on the preferences or requirements of our counterparties. In general, fulfillment arrangements have a lower margin but do not require a capital outlay or result in inventory risks to us.

MOLPay earns revenue from merchant fees, which are fees charged to online merchants upon their registration for MOLPay, and commissions for payments processed by MOLPay. Commissions are recognized at the time of sale. Merchant fees are recognized at the time we enter into agreements with merchants.

MMOG.asia earns revenue from sales of virtual goods to players on our online games portal and, commencing from the first quarter of 2014, the sale of advertising on our online games portal. Revenue from the sale of virtual goods is recognized over the estimated consumption period of in-game virtual goods, which is typically within a short period of time after the purchase of the in-game credits.

Other fees, which primarily include revenue derived from the sale of internet media products, including promotional services that we provide to games publishers mainly through MOL Singapore, and the sale of electronic related services, including the provision of technology outsourcing services to BLoyalty Sdn. Bhd., a company that is controlled by our major shareholder, are recognized on an accrual basis.

We own an effective 86.73% interest in MOL Thailand, 50% of NganLuong, 54.2% of Rixty, 65% of MOL Australia, 93.5% of MOL Taiwan, 51% of MOLPay Sdn. Bhd. and 51% of PaybyMe and we fully consolidate the financial statements of each of those companies with ours.

The following table sets our revenue derived from our principal markets for each of the specified periods.

	For the year ended December 31,
	2012	2013		2014
	(MYR in millions)
Geographic breakdown of revenue
Malaysia	56.4	79.5		88.1
Thailand	17.5	34.7		42.4
Philippines	18.1	19.9		15.1
Turkey	—	23.1		35.3
Others(1)	3.6	14.3	(2)	21.7

Total revenue	95.6	171.5	(2)	202.7

Note:

(1)	Includes the United States, Brazil, Singapore, Indonesia, Australia, Vietnam and Taiwan.
(2)	As disclosed in our interim reports on Form 6-K (File No. 001-36637) furnished to the SEC on December 2, 2014 and concurrently with the filing of this annual report, as a result of certain accounting errors in connection with the financial results of NganLuong, our subsidiary in Vietnam which we acquired in March 2013, our revenue and direct cost and other ancillary expenses for 2013 are each overstated by MYR4.3 million, with no other line items being affected. However we have determined not to restate our financial statements for 2013 because the adjustments are not material to our consolidated financial statements as a whole. See Item 3.D. “Key Information – Risk Factors – Risks Relating to Our Business – Certain errors were identified in our consolidated statements of profit or loss and other comprehensive income for three month periods ended March 31, 2013, June 30, 2013, September 30, 2013, December 31, 2013, March 31, 2014, June 30, 2014 and September 30, 2014, the six month periods ended June 30, 2013 and 2014, and the year ended December 31, 2013.”

Direct Costs and Other Ancillary Expenses

Direct costs primarily comprise distribution costs that we pay to our distribution partners in connection with MOLPoints’ distribution of digital content and MOLReloads’ distribution of mobile airtime. For the years ended December 31, 2012, 2013 and 2014, MOLPoints’ direct costs and other ancillary expenses, which primarily comprise fees paid to distribution partners, were equal to 7.4%, 7.9%, and 9.6%, respectively, of MOLPoints volume, and MOLReloads’ direct costs and other ancillary expenses, which primarily comprise fees paid to distribution partners, were equal to 1.8%, 1.3% and 1.4%, respectively, of MOLReloads volume. Direct costs for MOLPay primarily include amounts paid to banks related to payment processing. Ancillary expenses primarily include information technology infrastructure and consulting costs relating to MMOG.asia.

The following table sets forth our direct costs and other ancillary expenses for our MOLPoints, MOLReloads, MOLPay, MMOG.asia and Others segments for the specified periods.

	For the year ended December 31,
	2012	2013		2014
	(MYR in millions)
Segment direct cost and other ancillary expenses
MOLPoints	27.5	46.6		68.5
MOLReloads	18.8	16.3		19.2
MOLPay	1.5	5.7	(1)	5.7
MMOG.asia(2)	0.2	1.2		0.7
Others	0.2	0.2		0.3

Total direct costs and other ancillary expenses	48.2	70.0	(1)	94.4

Note:

(1)	As disclosed in our interim reports on Form 6-K (File No. 001-36637) furnished to the SEC on December 2, 2014 and concurrently with the filing of this annual report, as a result of certain accounting errors in connection with the financial results of NganLuong, our subsidiary in Vietnam which we acquired in March 2013, our revenue and direct cost and other ancillary expenses for 2013 are each overstated by MYR4.3 million, with no other line items being affected. However we have determined not to restate our financial statements for 2013 because the adjustments are not material to our consolidated financial statements as a whole. See Item 3.D. “Key Information – Risk Factors – Risks Relating to Our Business – Certain errors were identified in our consolidated statements of profit or loss and other comprehensive income for three month periods ended March 31, 2013, June 30, 2013, September 30, 2013, December 31, 2013, March 31, 2014, June 30, 2014 and September 30, 2014, the six month periods ended June 30, 2013 and 2014, and the year ended December 31, 2013.”
(2)	We acquired our initial equity interest of approximately 80% in MyCNX, which operates MMOG.asia, in November 2012 and increased our interest in MyCNX to 100% in May 2014.

Segment gross profit

Segment gross profit represents segment revenue minus direct costs and other ancillary expenses. We monitor the operating results of our business segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment gross profit is one of the key measures we use to assess the performance of our operating segments.

The following table sets forth our gross profit derived from each segment for the specified periods.

	For the year ended December 31,
	2012	2013	2014
	(MYR in millions)
Segment gross profit
MOLPoints	30.7	55.9	61.5
MOLReloads	12.1	18.2	17.0
MOLPay	0.8	3.7	5.3
MMOG.asia(1)	3.4	22.5	21.0
Others	0.3	1.1	3.5

Total gross profit	47.4	101.5	108.3

Note:

(1)	We acquired our initial equity interest of approximately 80% in MyCNX, which operates MMOG.asia, in November 2012 and increased our interest in MyCNX to 100% in May 2014.

Employee expenses

Employee expenses primarily comprise wages, bonuses and salaries and other personnel-related expenses, which includes statutory retirement contribution schemes, social security payments, and staff welfare such as medical benefits among others, to the extent such costs are not capitalized as development expenditures.

The following table sets forth our employee expenses with respect to each segment for the specified periods.

	For the year ended December 31,
	2012	2013	2014
	(MYR in millions)
Segment employee expenses
MOLPoints	10.7	19.9	22.5
MOLReloads	3.3	4.5	5.5
MOLPay	1.1	2.3	3.9
MMOG.asia(1)	0.6	2.9	3.2
Others	0.0	0.3	0.3
Unallocated	0.6	1.0	16.8	(2)

Total employee expenses	16.5	31.0	52.2

Note:

(1)	We acquired our initial equity interest of approximately 80% in MyCNX, which operates MMOG.asia, in November 2012 and increased our interest in MyCNX to 100% in May 2014.
(2)	Included share based compensation expenses of MYR15.7 million.

Depreciation and amortization

Property, plant and equipment are depreciated on a straight line basis at an annual rate between 5% and 33%, depending on the nature of the asset. Goodwill related to the domain name MOL.com and goodwill on consolidation of acquired subsidiaries are tested annually for impairment. Other intangible assets, including our software and copyrights, electronic payment system, exclusive license and distribution rights, other intellectual property and trademark, are amortized on a straight line basis at an annual rate between 20% and 33% depending on the nature of the asset. Development expenditure for web applications, software products and programs, which primarily comprises employee benefits expenses for information technology personnel and creative personnel, is amortized on a straight line basis over the shorter of five years and the period of the expected benefits.

The following table sets forth our depreciation and amortization expenses with respect to each segment for the specified periods.

	For the year ended December 31,
	2012	2013	2014
	(MYR in millions)
Segment depreciation and amortization expenses
MOLPoints	3.4	9.8	12.6
MOLReloads	1.7	1.1	1.3
MOLPay	0.6	0.7	0.5
MMOG.asia(1)	1.3	8.9	9.7
Others	0.0	0.0	0.3

Total depreciation and amortization expenses	6.9	20.6	24.4

Note:

(1)	We acquired our initial equity interest of approximately 80% in MyCNX, which operates MMOG.asia, in November 2012 and increased our interest in MyCNX to 100% in May 2014.

Operating Expenses

Operating expenses primarily comprise communication and travelling expenses, marketing, advertising and promotion expenses, office related expenses and other operating expenses.

Marketing, advertising and promotion expenses

Marketing, advertising and promotion expenses primarily comprise expenses incurred to promote digital content that is available for purchase using MOLPoints and online games operated by MMOG.asia. Our MOLPoints operations in Turkey account for a substantial portion of our marketing, advertising and promotion expenses.

Communication and travelling expenses

Travel and communication expenses comprise expenses incurred by us in connection with corporate travel and communication.

Office related expenses

Office related expenses primarily comprise printing and stationery expenses, office rental expenses and utilities. Our office related expenses tend to be relatively higher in Turkey as compared with other countries where we have substantial operations due to higher office rental expenses in Turkey.

Other operating expenses

Other operating expenses primarily comprise contract and other professional costs, bank charges and other miscellaneous costs.

The following table sets forth our segment operating expenses with respect to each segment for the specified periods.

	For the year ended December 31,
	2012	2013	2014
	(MYR in millions)
Segment operating expenses
MOLPoints	7.6	15.5	19.6
MOLReloads	2.8	3.0	3.8
MOLPay	0.5	1.2	1.6
MMOG.asia(1)	0.2	4.1	4.6
Others	0.0	0.7	4.9
Unallocated	—	—	16.0	(2)

Total operating expenses	11.0	24.5	50.5

Note:

(1)	We acquired our initial equity interest of approximately 80% in MyCNX, which operates MMOG.asia, in November 2012 and increased our interest in MyCNX to 100% in May 2014.
(2)	Includes MYR16.0 million of initial public offering expenses and professional fees.

Other income

Other income comprises interest in connection with bank deposits, rental income from investment property and other miscellaneous items including derivative fair value gain relating to put options that we granted in connection with our acquisitions of Game Sultan and PaytoGo, in addition to advertising fees in connection with MMOG.asia, gain on disposal of associate and product listing fees from publishers.

Non-operating expenses

Non-operating expenses comprise certain losses, including a loss of MYR1.6 million that we recognized in 2012 in connection with the remeasurement of our equity interest in MOL Thailand as a result of MOL Thailand being treated as a subsidiary rather than an associate commencing in 2012 and a derivative fair value adjustment loss of MYR3.0 million that we recognized in 2013 in connection with the revaluation of a put option that we granted to the minority shareholders of Game Sultan and PaytoGo in February 2013. See “—Off-Balance Sheet Commitments and Arrangements, Derivative Financial Liability and Contingent Liabilities.”

Finance costs

Finance costs comprise interest on revolving credit, term loans and hire-purchase and finance lease facilities.

Income tax expense

Income tax expense represents the sum of the tax currently payable and deferred tax. The tax currently payable is based on taxable profit for the year. Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and when we intend to settle its current tax assets and liabilities on a net basis.

Certain of our subsidiaries have been granted Multimedia Super Corridor Malaysia, or MSC Malaysia, status by the Minister of Finance Malaysia and the Minister of International Trade and Industry Malaysia, and enjoy certain incentives, including “pioneer status,” which entitles a company to a five-year exemption from Malaysian income tax on income derived from MSC Malaysia-related activities, which is renewable for a second five-year term provided certain conditions are met. The second five-year exemption granted to MyCNX will expire in 2017, and MyCNX will thereafter be subject to Malaysian income tax. MOLPay Sdn. Bhd., MOL Managed Services Sdn. Bhd. and MOL Social Payments Sdn. Bhd. have also received approvals for this status, which will expire on December 30, July 31, 2018 and January 30, 2016, respectively, and are renewable for a second five-year term provided certain conditions are met.

Other comprehensive income

Other comprehensive income primarily comprises foreign exchange gains and losses arising from the translation of the financial statements of foreign operations for which the functional currency is not the Malaysian Ringgit, in addition to the net fair value gain on available-for-sale financial assets. For 2013, other comprehensive income also includes a re-measurement gain on pension liability of MYR0.1 million.

Results of Operations

The following table sets forth our consolidated statements of profit or loss for the specified periods. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the year ended December 31,
	2012	2013		2014
	(MYR in millions, except per share data)
Revenue	95.6	171.5	(1)	202.7
Direct cost and other ancillary expenses	(48.2)	(70.0	)(1)	(94.4)
Employee expenses	(16.5)	(31.0)		(52.2)
Depreciation and amortization expenses	(6.9)	(20.6)		(24.4)
Marketing, advertising and promotion expenses	(1.8)	(8.3)		(6.1)
Communication and travelling expenses	(3.0)	(5.7)		(7.9)
Office related expenses	(2.4)	(3.9)		(4.3)
Other operating expenses	(3.8)	(6.7)		(32.2)

Profit/(Loss) from operations	12.9	25.4		(18.8)
Other income	0.9	2.5		7.6
Non-operating expenses	(1.6)	(3.0)		—
Finance costs	(2.9)	(5.1)		(6.0)
Share of results of associates	(0.0)	(0.0)		(0.1)

Profit/(Loss) before tax	9.4	19.8		(17.3)
Income tax expense	(3.4)	(1.2)		(0.6)

Profit/(Loss) for the year	6.0	18.7		(17.9)

Profit/(Loss) for the year attributable to owners of the company	4.7	12.0		(21.6)
Profit/(Loss) for the year attributable to non-controlling interests	1.3	6.7		3.7

Earnings/(Loss) per share
Basic (sen)(2)	8.01	20.39		(35.28)
Diluted (sen)(2)	8.01	20.39		(35.28)

Notes

(1)	As disclosed in our interim reports on Form 6-K (File No. 001-36637) furnished to the SEC on December 2, 2014 and concurrently with the filing of this annual report, as a result of certain accounting errors in connection with the financial results of NganLuong, our subsidiary in Vietnam which we acquired in March 2013, our revenue and direct cost and other ancillary expenses for 2013 are each overstated by MYR4.3 million, with no other line items being affected. However we have determined not to restate our financial statements for 2013 because the adjustments are not material to our consolidated financial statements as a whole. See Item 3.D. “Key Information – Risk Factors – Risks Relating to Our Business – Certain errors were identified in our consolidated statements of profit or loss and other comprehensive income for three month periods ended March 31, 2013, June 30, 2013, September 30, 2013, December 31, 2013, March 31, 2014, June 30, 2014 and September 30, 2014, the six month periods ended June 30, 2013 and 2014, and the year ended December 31, 2013.”
(2)	Sen is a unit of the Malaysian currency. One hundred sen equal one Malaysian Ringgit.

Year ended December 31, 2014 compared to year ended December 31, 2013

Revenue. Revenue increased 18.2% to MYR202.7 million for 2014 from MYR171.5 million for 2013 primarily due to increased revenue from all segments except MMOG.asia.

•	MOLPoints’ segment revenue increased 26.8% to MYR130.0 million for 2014 from MYR102.5 million for 2013 primarily due to increased volume. MOLPoints’ volume increased 21.4% to MYR715.6 million in 2014 from MYR589.3 million in 2013, primarily due to a 52.1% increase in volume in Thailand to MYR240.2 million for 2014 from MYR158.0 million for 2013 primarily resulting from growth of LINE, a mobile chat service which accepts MOLPoints as payment for its digital content; a 20.0% increase in volume in Indonesia to MYR40.2 million for 2014 from MYR33.5 million for 2013 primarily resulting from our focus on expanding distribution in Indonesia and a full year of revenue contribution from Ayopay, which we acquired in March 2013; a 260.3% increase in volume in Brazil to MYR27.0 million for 2014 from MYR7.5 million for 2013 primarily due to the increased popularity of games in the Brazilian market for which MOLPoints are accepted; and our acquisitions of Easy2Pay and PaybyMe in May 2014 and September 2014, respectively. MOLPoints’ active registered paying users increased by 2.8% to 1,035,233 as of December 31, 2014 from 1,007,344 as of December 31, 2013.

•	MOLReloads’ segment revenue increased 4.8% to MYR36.2 million for 2014 from MYR34.5 million for 2013 mainly due to increased volume. MOLReloads’ volume increased 12.7% to MYR1,368.6 million for 2014 from MYR1,214.0 million for 2013. This was primarily due to a 13.0% increase in volume in Malaysia to MYR1,269.4 million in 2014 from MYR1,123.5 million in 2013. MOLReloads’ active retailers increased 4.3% to 38,795 as of December 31, 2014 from 37,204 as of December 31, 2013.

•	MOLPay’s segment revenue increased 16.4% to MYR11.0 million for 2014 from MYR9.4 million for 2013 primarily due to increased volume. MOLPay’s volume increased 145.7% to MYR354.5 million for 2014 from MYR144.3 million for 2013 primarily due to a full period of MOLPay’s operations in Vietnam following our acquisition of NganLuong in March 2013, in addition to organic growth in Vietnam. MOLPay’s volume in Vietnam increased 237.2% to MYR267.2 million for 2014 from MYR79.2 million for 2013 primarily due to significant volume contributed by one of our largest online merchants which sells digital content. MOLPay’s base of online merchants in Vietnam increased to 2,416 as of December 31, 2014 from 2,346 as of December 31, 2013. In addition, we have begun to use an aggregator to work with smaller merchants in Vietnam. Although we count the aggregator as a single merchant based on our direct relationship with the aggregator, the aggregator is responsible for MOLPay’s indirect relationships with a large number of smaller merchants. MOLPay’s volume in Malaysia increased 34.3% to MYR87.3 million for 2014 from MYR65.0 million for 2013. MOLPay’s base of online merchants in Malaysia increased to 1,389 as of December 31, 2014 from 1,109 as of December 31, 2013. The percentage increase in MOLPay’s segment revenue was less than the percentage increase in MOLPay’s volume as a result of the overstatement of MOLPay’s segment revenue for 2013 by MYR4.3 million. MOLPay’s segment revenue derived from our subsidiary in Vietnam was reported on a net basis for 2014 such that fees payable to merchants were netted out of revenue and not included in direct cost and other ancillary expenses. Such segment revenues were reported on a gross basis for 2013, such that fees payable to merchants were not netted out of revenues but were included in direct cost and other ancillary expenses. MOLPay’s segment net revenue for future periods will be reported on a net basis. On a net basis, MOLPay’s segment revenue increased 114.6% compared to 2013 primarily due to increased in volume.

•	MMOG.asia’s segment revenue decreased 8.4% to MYR21.7 million in 2014 from MYR23.7 million in 2013 primarily due to the declining popularity of certain older games being less than fully offset by newly launched games. The decline in MMOG.asia’s segment revenue was partially offset by the sale of licensing rights to a game, Stallion Race, for markets in the Middle East and Brazil in the fourth quarter of 2014. MMOG.asia’s segment revenue decreased in 2014 was also affected by delays in launching new mobile games according to schedule due to certain technical issues, including delays in the localization process by game developers and delays in obtaining approval for one game from the iOS platform. MMOG.asia’s active paying users decreased 48.7% to 56,865 as of December 31, 2014 from 110,826 as of December 31, 2013 primarily due to the replacement of older games with newer games that are still developing traction in the market.

Direct costs and other ancillary expenses. Direct costs and other ancillary expenses increased 34.9% to MYR94.4 million for 2014 from MYR70.0 million for 2013 due to increased direct costs and other ancillary expenses in our MOLPoints and MOLReloads segments.

•	MOLPoints’ segment direct costs and other ancillary expenses increased 47.0% to MYR68.5 million for 2014 from MYR46.6 million for 2013 primarily due to increased volume, including as a result of our acquisitions of Easy2Pay and PayByMe in May 2014 and September 2014, respectively, and changes in the mix of digital content sold reflecting an increase in the proportion of content for which our revenue sharing arrangements are relatively less favorable.

•	MOLReloads’ segment direct costs and other ancillary expenses increased 17.7% to MYR19.2 million for 2014 from MYR16.3 million for 2013 primarily due to increased volume and unfavorable changes to our revenue sharing arrangements with certain telecommunications service providers.

•	MOLPay’s segment direct cost and other ancillary expenses was stable at MYR5.7 million for 2014 and 2013, as a result of the overstatement of MOLPay’s segment direct cost and ancillary expenses for 2013 by MYR4.3 million. MOLPay’s segment direct costs and other ancillary expenses derived from NganLuong, our subsidiary in Vietnam, was reported on a net basis for 2014 such that fees payable to merchants were netted out of revenue and not included in direct cost and other ancillary expenses. Such segment direct costs and other ancillary expenses were reported on a gross basis for 2013, such that fees payable to merchants were not netted out of revenues but were included in direct cost and other ancillary expenses. MOLPay’s segment direct costs and other ancillary expenses for future periods will be reported on a net basis. On a net basis, MOLPay’s segment direct costs and other ancillary expenses increased 302.8% compared to 2013 primarily due to increased volume.

•	MMOG.asia’s segment direct costs and other ancillary expenses decreased 40.7% to MYR0.7 million for 2014 from MYR1.2 million for 2013 primarily due decreased volume.

Segment gross profit. As a result of the foregoing, aggregate gross profit for our segments increased 6.7% to MYR108.3 million for 2014 from MYR101.5 million for 2013, primarily due to increased segment gross profit in MOL Points, MOL Pay and Others. Our gross profit margin across all segments decreased to 53.4% for 2014 from 59.2% for 2013 primarily due to reduced gross profit margin in our MOLPoints and MOLReloads segments.

•	MOLPoints’ segment gross profit increased 10.0% to MYR61.5 million for 2014 from MYR55.9 million for 2013 due to increased volume. Segment gross profit margin decreased to 47.3% for 2014 from 54.5% for 2013. The decline in MOLPoints’ segment gross profit margin is primarily attributable to reduced profitability in Thailand and Turkey resulting from unfavorable revenue sharing arrangements, in addition to our acquisition of PaybyMe in September 2014. As a provider of mobile carrier billing services, PaybyMe is a less profitable component as compared to the other components of MOLPoints’ business.

•	MOLReloads’ segment gross profit decreased 6.8% to MYR17.0 million for 2014 from MYR18.2 million for 2013 due to unfavorable changes to our revenue sharing arrangements with certain telecommunications service providers. Segment gross profit margin decreased to 47.0% for 2014 compared with 52.8% for 2013 primarily due to higher channel costs.

•	MOLPay’s segment gross profit increased 42.9% to MYR5.3 million for 2014 from MYR3.7 million for 2013 due to increased volume. Segment gross profit margin increased to 48.2% for 2014 compared with 39.3% for 2013 primarily due to reduced channel costs at NganLuong.

•	MMOG.asia’s segment gross profit decreased 6.7% to MYR21.0 million for 2014 from MYR22.5 million for 2013 due to decreased revenue. Segment gross profit margin increased to 96.7% for 2014 from 94.9% for 2013.

Employee expenses. Employee expenses increased 68.7% to MYR52.2 million for 2014 from MYR31.0 million for 2013 primarily due to share based compensation expenses of MYR15.7 million, in addition to a full period of operations in Vietnam and Turkey, a full period of operations of Ayopay in Indonesia, increased headcount including due to our acquisitions of Easy2Pay and PaybyMe and increased employee expenses per employee.

•	MOLPoints’ segment employee expenses increased 13.0% to MYR22.5 million for 2014 from MYR19.9 million for 2013 primarily due to a full period of operations in Turkey and our acquisitions of Easy2Pay and PaybyMe, in May 2014 and September 2014, respectively.

•	MOLReloads’ segment employee expenses increased 23.0% to MYR5.5 million for 2014 from MYR4.5 million for 2013 primarily due to annual increases in employee expenses per employee.

•	MOLPay’s segment employee expenses increased 69.3% to MYR3.9 million for 2014 from MYR2.3 million for 2013 primarily due to a full period of operations in Vietnam.

•	MMOG.asia’s segment employee expenses increased 7.6% to MYR3.1 million for 2014 from MYR2.9 million in 2013, primarily due to increased headcount, including in connection with hiring a team to operate mobile games, which was not commercially launched and did not generated revenue in 2014.

Depreciation and amortization expenses. Depreciation and amortization expenses increased 18.5% to MYR24.4 million for 2014 from MYR20.6 million for 2013 primarily resulting from increased depreciation for MMOG.asia due to acquisitions of new games; a full period of depreciation and amortization for our operations in Turkey, which includes substantial property, plant and equipment and intangible assets, including exclusive licenses and distribution rights for online games; and our acquisitions of Easy2Pay and PaybyMe, which resulted in increased in intangible assets, which are amortized over three to seven years.

Marketing, advertising and promotion expenses. Marketing, advertising and promotion expenses decreased 26.8% to MYR6.1 million for 2014 from MYR8.3 million for 2013 due to reduced marketing campaigns.

Communication and travelling expenses. Communication and travelling expenses increased 38.4% to MYR7.9 million for 2014 from MYR5.7 million for 2013 primarily due to expansion to new countries including Turkey and Vietnam.

Office-related expenses. Office-related expenses increased 11.1% to MYR4.3 million for 2014 compared with MYR3.9 million for 2013 due to expansion of our business resulting in increased office space.

Other operating expenses. Other operating expenses increased 382.5% to MYR32.2 million for 2014 from MYR6.7 million for 2013 primarily due to expenses incurred in connection with our initial public offering, certain non-recurring costs in connection with the review of our interim results for the third quarter of 2014 and a full period of operations in Turkey and Vietnam, in addition to expenses incurred to engage a consultant to advise on purchase price allocation in connection with the audit of our financial statements, advisory fees paid for legal and due diligence relating to potential new business in Thailand, and expenses incurred by Rixty to engage an engineering software consultant.

Profit/(loss) from operations. As a result of the foregoing, we incurred a loss from operations of MYR18.8 million for 2014 compared with a profit from operations of MYR25.4 million for 2013.

•	MOLPoints’ segment profit from operations decreased 36.7% to MYR6.8 million for 2014 from MYR10.7 million for 2013 primarily due to increased employee costs, additional depreciation and acquisition related cost expensed.

•	MOLReloads’ segment profit from operations decreased 33.1% to MYR6.4 million for 2014 from MYR9.6 million for 2013 primarily due to increased employee costs.

•	MOLPay’s segment loss from operations increased 37.8% to MYR0.7 million for 2014 from MYR0.5 million for 2013 primarily due to increased volume, partially offset by increased employee costs.

•	MMOG.asia’s segment profit from operations decreased 45.8% to MYR3.5 million for 2014 from MYR6.5 million for 2013 primarily due to increased depreciation and amortization expenses and increased marketing, advertising and promotion expenses.

Other income. Other income increased 199.6% to MYR7.6 million for 2014 from MYR2.5 million for 2013. Other income includes non-operating income for each period that primarily relates to a derivative fair value adjustment due to the revaluation of put options that we have granted with respect to the 30% minority interests in each of Game Sultan and PaytoGo. Pursuant to the terms of our agreements with the minority shareholders of Game Sultan and PaytoGo, the amount that we would be required to pay upon the exercise of these put options decreased as a result of the unfavorable performance of Game Sultan and PaytoGo since we granted the put options in February 2013. These put options are no longer outstanding following our acquisition of the remaining 30% interest in each of Game Sultan and PaytoGo.

Finance costs. Finance costs increased marginally to MYR6.0 million for 2014 from MYR5.1 million for 2013.

Profit/(loss) before tax. As a result of the foregoing, we incurred a loss before tax of to MYR17.3 million for 2014 compared with a profit of MYR19.8 million for 2013.

•	MOLPoints’ segment profit before tax decreased 40.3% to MYR7.3 million for 2014 from MYR12.2 million for 2013.

•	MOLReloads’ segment profit before tax decreased 35.5% to MYR3.2 million for 2014 from MYR4.9 million for 2013.

•	MOLPay’s segment loss before tax decreased 58.4% to MYR0.2 million for 2014 from MYR0.5 million for 2013.

•	MMOG.asia’s segment profit before tax decreased 46.6% to MYR3.5 million for 2014 from MYR6.6 million for 2013.

Income tax expense. Income tax expense decreased 44.9% to MYR0.6 million for 2014 from MYR1.2 million for 2013 primarily because we incurred a loss before tax for 2014. The effective tax rate is higher than the statutory tax rate of 25% in Malaysia mainly due to losses incurred by us and our subsidiaries which were not set off against taxable profits made by other subsidiaries. In addition to the recognition of a deferred tax asset on the timing difference attributable to accelerated capital allowance and for the carryforward of unused tax losses.

Profit/(loss) for the year. As a result of the foregoing, we incurred a loss for the year of MYR17.9 million for 2014 compared with a profit for the year of MYR18.7 million for 2013 mainly due to expenses incurred in connection with our initial public offering and share-based compensation expenses, in addition to increased overall employee costs.

Other comprehensive income/(loss) for the year, net of tax. Other comprehensive income for the year, net of tax was MYR10.7 million for 2014 as compared to other comprehensive loss for the year, net of tax of MYR3.8 million for 2013. This was primarily due to a foreign currency translation gain resulting from a weakening of the Malaysian Ringgit against the U.S. dollar in 2014, whereas our comprehensive loss in 2013 primarily resulted from foreign currency translation losses as a result of a strengthening of the Malayisa Ringgit, particularly against the Turkish Lira and Vietnamese Dong.

Total comprehensive income/(loss) for the year. As a result of the foregoing, we incurred a total comprehensive loss of MYR7.2 million for 2014 compared to total comprehensive income of MYR14.9 million for 2013.

Year ended December 31, 2013 compared to year ended December 31, 2012

Revenue. Revenue increased 79.5% to MYR171.5 million for 2013 from MYR95.6 million for 2012 primarily due to increased segment revenue from MOLPoints and MMOG.asia.

•	MOLPoints’ segment revenue increased 76.1% to MYR102.5 million for 2013 from MYR58.2 million for 2012 primarily due to increased volume. MOLPoints’ volume increased 58.5% to MYR589.3 million in 2013 from MYR371.8 million in 2012, which primarily resulted from a 14.3% increase in volume for Malaysia to 214.5 million for 2013 from 187.7 million for 2012, and Thailand, where volume also increased. Volume increased in these countries primarily as a result of new partnerships with content providers and an increase in the number of online games for which MOLPoints can be used. MOLPoints’ segment revenue also increased due to our commencement of operations in Turkey following our acquisition of 70% of each of Game Sultan and PaytoGo in February 2013. MOLPoints’ operations in Turkey contributed volume and revenue of MYR86.6 million and MYR23.1 million, respectively, in 2013. MOLPoints’ business in Turkey generally benefits from more favorable revenue sharing arrangements than those in other countries where we operate, which enhanced the favorable impact of our commencement of operations in Turkey. MOLPoints’ active registered paying users increased 162.5% to 1,007,344 as of December 31, 2013 from 383,766 as of December 31, 2012.

•	MOLReloads’ segment revenue increased 11.6% to MYR34.5 million for 2013 from MYR30.9 million for 2012 primarily due to increased volume. MOLReloads’ volume increased 14.1% to MYR1,214.0 million for 2013 from MYR1,063.5 million for 2012 due to a 13.3% increase in volume for Malaysia primarily due to increased promotional activities by telecommunications companies, a 23.0% increase in volume for the Philippines primarily due to an increase in the number of active retailers and higher volume per retailer, and MOLReloads’ commencement of operations in Thailand, which contributed volume of MYR2.2 million in 2013. MOLReloads’ active retailers increased 15.4% to 37,204 as of December 31, 2013 from 32,239 as of December 31, 2012 primarily because some of the retailers, who had left the MOLReloads distribution network in 2012 to launch a competing distribution network, returned to MOLReloads in 2013.

•	MOLPay’s segment revenue increased 307.4% to MYR9.4 million for 2013 from MYR2.3 million for 2012 primarily due to increased volume resulting in higher commissions which we recognize as revenue. MOLPay’s volume increased 111.8% from 2012 to 2013 primarily due to our acquisition of 50% of NganLuong, which operates MOLPay in Vietnam, in March 2013. MOLPay’s operations in Vietnam contributed volume and revenue of MYR79.2 million and MYR7.0 million in 2013 and had 2,346 online merchant partners as of December 31, 2013. MOLPay’s volume in Malaysia decreased 4.5% from 2012 to 2013, and MOLPay’s base of online merchant partners decreased 8.0% year-over-year in Malaysia, in each case due to the requirement of Visa and Mastercard that, with effect from January 2013, each of MOLPay’s online merchants must be validated, which delayed MOLPay’s ability to serve existing merchants and acquire new merchants.

•	MMOG.asia’s segment revenue increased 561.7% to MYR23.7 million in 2013 from MYR3.6 million in 2012, when our results included only a partial year of operations of MMOG.asia following our acquisition in November 2012 of an equity interest of approximately 80% in MyCNX, which operates MMOG.asia. MMOG.asia’s active paying users increased 3.3% to 110,826 as of December 31, 2013 from 107,264 as of December 31, 2012 and MMOG.asia’s AVPPU increased 14.1% to MYR290.9 for 2013 from MYR255.0 for 2012 (based on its full year 2012 revenues, including the period prior to the acquisition).

Direct costs and other ancillary expenses. Direct costs and other ancillary expenses increased 45.2% to MYR70.0 million for 2013 from MYR48.2 million for 2012 primarily due to increased volume in our MOLPoints, MOLReloads and Others segments.

•	MOLPoints’ segment direct costs and other ancillary expenses increased 69.4% to MYR46.6 million for 2013 from MYR27.5 million for 2012 primarily due to increased volume resulting in increased distribution costs.

•	MOLReloads’ segment direct costs and other ancillary expenses decreased 13.1% to MYR16.3 million for 2013 from MYR18.8 million for 2012 because increased distribution costs resulting from increased volume and an increased proportion of sales under purchase agreements, which have higher distribution costs than fulfillment agreements, was more than offset by cost savings that resulted from our commencement of in-house maintenance and operation of MOLReloads terminals, which had been outsourced prior to January 2013.

•	MOLPay’s segment direct costs and other ancillary expenses increased 279.8% to MYR5.7 million for 2013 from MYR1.5 million for 2012 primarily due to our acquisition of a 50% interest in NganLuong and the expansion of our MOLPay business in Malaysia, partially offset by savings that resulted from the appointment of MOLPay Sdn. Bhd. as a third party acquirer by Malaysian Electronic Clearing Corporation Sdn. Bhd., or MyClear, as a result of which MOLPay is no longer required to partner with, and pay fees to, other acquiring banks for certain types of online banking transactions.

•	MMOG.asia’s segment direct costs and other ancillary expenses increased 513.9% to MYR1.2 million for 2013 from MYR0.2 million for 2012, when our results included only a partial year of operations of MMOG.asia following our acquisition of MyCNX, which operates MMOG.asia in November 2012.

Segment gross profit. As a result of the foregoing, aggregate gross profit for our segments increased 114.4% to MYR101.5 million for 2013 from MYR47.4 million for 2012, primarily due to increases in segment gross profit from MOLPoints and MMOG.asia. Our aggregate gross profit margin increased to 59.2% for 2013 from 49.5% for 2012 primarily due to favorable revenue sharing resulting from a greater proportion of our revenue being derived from MOLPoints and MMOG.asia in 2013 than 2012 and our commencement of operations in Turkey, where our MOLPoints’ business generally benefits from more favorable revenue sharing arrangements than those in other countries where we operate MOLPoints. Our revenue sharing arrangements for MOLPoints are generally more favorable compared with our revenue sharing arrangements for MOLReloads.

•	MOLPoints’ segment gross profit increased 82.2% to MYR55.9 million for 2013 from MYR30.7 million for 2012 due to increased volume. Segment gross profit margin increased to 54.5% for 2013 from 52.7% for 2012 primarily due to our commencement of operations in Turkey, where our MOLPoints’ business generally benefits from more favorable revenue sharing arrangements than those in other countries where we operate MOLPoints.

•	MOLReloads’ segment gross profit increased 49.8% to MYR18.2 million for 2013 from MYR12.2 million for 2012 due to increased volume. Segment gross profit margin increased to 52.8% for 2013 from 39.3% for 2012 primarily due to cost savings that resulted from our commencement of in-house maintenance and operation of MOLReloads terminals, which were outsourced prior to January 2013.

•	MOLPay’s segment gross profit increased 359.0% to MYR3.7 million for 2013 from MYR0.8 million for 2012 due to increased volume primarily resulting from our acquisition of a 50% equity interest in NganLuong. Segment gross profit margin increased to 39.3% for 2013 from 34.9% for 2012 primarily due to increased online banking transactions as a proportion of all MOLPay payments, as our profit margins for online banking transactions are more favorable than for credit card transactions.

•	MMOG.asia’s segment gross profit increased 564.4% to MYR22.5 million for 2013 from MYR3.4 million for 2012, when our results included only a partial year of operations of MMOG.asia following our acquisition of MyCNX, which operates MMOG.asia, in November 2012. Segment gross profit margin was stable at 94.9% for 2013 and 94.5% for 2012.

Employee expenses. Employee expenses increased 88.1% to MYR31.0 million for 2013 from MYR16.5 million for 2012 primarily due to a full year of operations of MMOG.asia being recognized for 2013 compared to a partial year for 2012, acquisitions in Turkey and Vietnam, annual increases in employee expenses per employee and increased headcount, particularly with respect to MOLPoints. The number of our employees increased 18.5% to 416 as of December 31, 2013 from 351 as of December 31, 2012.

•	MOLPoints’ segment employee expenses increased 86.0% to MYR19.9 million for 2013 from MYR10.7 million for 2012 primarily due to increased headcount resulting from acquisitions. Our MOLPoints operations in Turkey and Northern Cyprus, which commenced in February 2013, had 37 employees as of December 31, 2013 and accounted for employee expenses of MYR3.5 million in 2013. MOLPoints’ employee expenses for 2013 also increased due to our acquisition of Rixty in October 2012. Our employee expenses for 2013 includes a full year of results from our operations in the United States and Brazil.

•	MOLReloads’ segment employee expenses increased 34.2% to MYR4.5 million for 2013 from MYR3.3 million for 2012 primarily due to increased headcount in connection with our commencement of in-house maintenance and operation of MOLReloads terminals, which were outsourced prior to January 2013.

•	MOLPay’s segment employee expenses increased 103.5% to MYR2.3 million for 2013 from MYR1.1 million for 2012 primarily due to our commencement of operations in Vietnam following our acquisition of 50% of NganLuong.

•	MMOG.asia’s segment employee expenses increased 356.3% to MYR2.9 million in 2013 from MYR0.6 million in 2012, when our results included only a partial year of operations of MMOG.asia following our acquisition of MMOG.asia in November 2012.

Depreciation and amortization expenses. Depreciation and amortization expenses increased 196.9% to MYR20.6 million for 2013 from MYR6.9 million for 2012 primarily due to a 190.8% increase in MOLPoints’ segment depreciation and amortization to MYR9.8 million for 2013 from MYR3.4 million for 2012 primarily resulting from increased intangible assets in 2013 in connection with exclusive licenses and distribution rights for online games as a result of our acquisitions of 70% of each of Game Sultan and PaytoGo, and a 598.8% increase in MMOG.asia’s segment depreciation and amortization expenses to MYR8.9 million for 2013 from MYR1.3 million for 2012 primarily due to a full year of depreciation and amortization of MMOG.asia’s exclusive licenses and distribution rights and computer equipment and software.

Marketing, advertising and promotion expenses. Marketing, advertising and promotion expenses increased 352.9% to MYR8.3 million for 2013 from MYR1.8 million for 2012 primarily due to expansion of our business, including with respect to our acquisitions of 70% of each of Game Sultan and PaytoGo, which operate in Turkey where we have relatively higher marketing expenses than in other countries where we operate, and our acquisition of MMOG.asia, which incurs substantial marketing expenses to market its games.

Communication and travelling expenses. Communication and travelling expenses increased 91.4% to MYR5.7 million for 2013 from MYR3.0 million for 2012 primarily due to expansion to new countries.

Office related expenses. Office-related expenses increased 61.5% to MYR3.9 million for 2013 from MYR2.4 million for 2012 primarily due to expansion of our business resulting in increased office space.

Other operating expenses. Other operating expenses increased 74.3% to MYR6.7 million for 2013 from MYR3.8 million for 2012 primarily due to expansion of our business, including with respect to our acquisitions of Game Sultan, PaytoGo and MMOG.asia.

Profit from operations. As a result of the foregoing, profit from operations increased 96.6% to MYR25.4 million for 2013 from MYR12.9 million for 2012.

•	MOLPoints’ segment profit from operations increased 18.3% to MYR10.7 million for 2013 from MYR9.1 million for 2012.

•	MOLReloads’ segment profit from operations increased 119.3% to MYR9.6 million for 2013 from MYR4.4 million for 2012.

•	MOLPay’s segment loss from operations decreased 63.9% to MYR0.5 million for 2013 from MYR1.4 million for 2012.

•	MMOG.asia’s segment profit from operations increased 408.1% to MYR6.5 million for 2013 from MYR1.3 million for 2012.

Other income. Other income increased 166.5% to MYR2.5 million for 2013 from MYR0.9 million for 2012 primarily due to increased interest income and domain name income, including MYR0.5 million of interest income in connection with bank deposits that we maintain in Vietnam in connection with NganLuong, in which we acquired a 50% interest in March 2013; advertising and management fees in connection with our operations in Turkey; and rental income relating to a property owned by MyCNX.

Non-operating expenses. Non-operating expenses were MYR3.0 million for 2013 in connection with a derivative fair value adjustment due to the revaluation of put options that we have granted with respect to the 30% minority interests in each of Game Sultan and PaytoGo, which, in each case, are exercisable in 2014 and 2015. Pursuant to the terms of our agreements with the minority shareholders of Game Sultan and PaytoGo, the amount that we would be required to pay upon the exercise of these put options increased as a result of the favorable performance of Game Sultan and PaytoGo since we granted the put options in February 2013. Non-operating expenses were MYR1.6 million for 2012 in connection with the remeasurement of our equity interest in MOL Thailand as a result of MOL Thailand being treated as a subsidiary rather than an associate commencing in 2012.

Finance costs. Finance costs increased 75.3% to MYR5.1 million for 2013 from MYR2.9 million for 2012 primarily due to a 332.0% increase in MOLReloads’ borrowings to MYR4.9 million for 2013 from MYR1.1 million for 2012 resulting from increased borrowings under our revolving credit facility from MDV, to MYR68.0 million as of December 31, 2013 from MYR50.2 million as of December 31, 2012 to finance our working capital requirements in connection with the growth of our MOLReloads and MOLPoints businesses.

Profit before tax. As a result of the foregoing, profit before tax increased 110.7% to MYR19.8 million for 2013 from MYR9.4 million for 2012.

Income tax expense. Income tax expense decreased 66.3% to MYR1.2 million for 2013 from MYR3.4 million for 2012 primarily due to increased depreciation and amortization expense resulting from increased amortization of intangible assets, which resulted in the reversal of deferred tax liabilities that arose upon the capitalization of intangible assets in prior periods, including upon our acquisitions of 70% of each of Game Sultan and PaytoGo. The effective tax rate is lower than the statutory tax rate of 25% in Malaysia as certain of our subsidiaries have been granted MSC status where tax is exempted and the low tax rates in key jurisdictions such as Turkey (20%), Thailand (20%) and Cyprus (1%).

Profit for the year. As a result of the foregoing, profit for the year increased 212.0% to MYR18.7 million for 2013 from MYR6.0 million for 2012.

Other comprehensive loss for the year, net of tax. Other comprehensive loss for the year, net of tax increased 12,117.5% to MYR3.9 million for 2013 from MYR32,035 for 2012 primarily to due foreign currency translation losses as a result of a strengthening of the Malaysian Ringgit, particularly against the Turkish Lira and Vietnamese Dong.

Total comprehensive income for the year. As a result of the foregoing, total comprehensive income for the year increased 149.8% to MYR14.9 million for 2013 from MYR6.0 million for 2012. Other comprehensive loss for 2013 was partially offset by a re-measurement gain on pension liability of MYR0.1 million.

B.	Liquidity and capital resources

Our principal sources of liquidity have been cash generated from shareholders’ equity and borrowings, including interest-free advances from related parties. Our cash and cash equivalents consist of cash on hand and deposits placed with banks, a portion of which are restricted trust deposits that we are required to maintain in order to remain in compliance with Guidelines on Electronic Money issued by BNM.

Working Capital

As of December 31, 2012 and 2013, our current liabilities exceeded our current assets by MYR27.1 million and MYR77.7 million, respectively, and as of December 31, 2014, our current assets exceeded our current liabilities by MYR114.2 million. We had a negative working capital position as of December 31, 2012 and 2013 primarily because borrowings under our credit facility from MDV are required by applicable accounting guidance to be classified as current liabilities because the facility is a revolving facility. In addition, amounts due to other related parties are classified as current liabilities as of the relevant balance sheet dates because there are no stated repayment terms. Our negative working capital position as of December 31, 2012 and 2013 does not relate to timing issues relating to when we receive and disburse cash. As of December 31, 2012, 2013 and 2014, current borrowings comprised MYR51.7 million, MYR69.6 million and MYR52.7 million, respectively, and amounts due to other related parties comprised MYR17.9 million, MYR30.7 million and MYR0.6 million, respectively. We plan to repay our MYR68 million revolving credit facility from MDV in full during 2015.

We believe that we have adequate working capital for our present requirements and that our net cash generated from operating activities, together with cash and cash equivalents and funds from currently available financing sources, will provide sufficient funds to satisfy our working capital requirements for the next 12 months.

The ability of our subsidiaries to pay dividends or make other payments to us may be restricted by the foreign exchange control policies in the countries in which we operate. For example, there are foreign exchange policies in Malaysia which support the monitoring of capital flows into and out of the country in order to preserve its financial and economic stability. Under the current Foreign Exchange Administration rules issued by BNM, non-residents such as the Issuer, are free to repatriate any amount of funds from Malaysia in foreign currency other than the currency of Israel at any time (subject to limited exceptions), including capital, divestment proceeds, profits, dividends, rental, fees and interest arising from investment in Malaysia, subject to any withholding tax. Furthermore, dividends from certain subsidiaries, including our subsidiaries in Thailand, Turkey and the Philippines, may be subject to local withholding tax. See “Risk Factors—Risks Related to Doing Business in Malaysia and Other Countries Where We Operate—We are subject to foreign exchange control policies in Malaysia and other countries where we operate.

Capital Expenditures

Our capital expenditures primarily relate to the acquisition of computer equipment and software for our platform, and the acquisition and development of web applications, software products and programs. Our capital expenditures for the years ended December 31, 2012, 2013 and 2014 were MYR8.9 million, MYR16.5 million and MYR11.6 million, respectively.

Cash Flow

The following table sets forth our cash flows for the specified years.

	For the year ended December 31,
	2012	2013	2014
	(MYR in millions)
Summary Consolidated Statements of Cash Flows Data
Net cash from/(used in) operating activities	23.9	54.0	20.8
Net cash used in investing activities	(3.3)	(60.6)	(59.5)
Net cash from financing activities	6.3	27.3	133.4
Net increase in cash and cash equivalents	27.0	20.7	94.7
Cash and cash equivalents at beginning of year	5.4	32.1	49.7
Effect on exchange rate changes	(0.3)	(3.0)	6.1
Cash and cash equivalents at end of year	32.1	49.7	150.6

Cash flows from /(used in) operating activities

Our operating activities primarily comprise our sales of MOLPoints payment credits, MOLReloads e-vouchers for mobile airtime and MOLPay payment processing services and our operation of our games portal, MMOG.asia and certain non-core business operations.

Net cash provided by operating activities for 2014 was MYR20.8 million primarily comprising loss before tax of MYR17.3 million adjusted for non-cash transactions, including depreciation and amortization of MYR24.4 million partly in connection with the subsidiaries which we acquired in 2013 and 2014 and which have substantial property, plant and equipment and intangible assets, a derivative fair value adjustment of MYR3.7 million relating to the revaluation as of December 31, 2014 of put options that we granted with respect to the 30% minority interests in Game Sultan and PaytoGo, share based compensation of MYR15.7 million; unrealized loss on foreign exchange of MYR3.4 million; interest expense of MYR6.0 million primarily relating to our loan from MDV to finance our working capital requirements in connection with the growth of our MOLReloads and MOLPoints businesses in Malaysia; an increase of MYR26.5 million in trade payables, other payables and accrued expenses resulting from the growth of our business in Thailand and Vietnam and our acquisitions of EasytoPay and PayByMe in May 2014 and September 2014, respectively, partially offset by an increase of MYR22.9 million in trade receivables, other receivables, deposits and prepaid expenses primarily resulting from a MYR2.0 million increase in deposits to the sinking fund for our revolving credit facility with MDV, MYR16.0 million of trade receivables from 7-Eleven, which had in prior years settled its trade receivables before they came due and in 2014 settled its trade receivables when they became due; MYR2.2 million of trade receivables from MOL Thailand due to increased volume; and a MYR1.0 million increase in inventories in line with the increase in sales volume; partially offset by interest paid of MYR6.0 million and income tax paid of MYR6.8 million.

Net cash provided by operating activities for 2013 was MYR54.0 million primarily comprising profit before tax of MYR19.8 million adjusted for non-cash transactions including depreciation and amortization expenses of MYR20.6 million including amortization of exclusive licenses and distribution rights for online games including in connection with Game Sultan and PaytoGo (which we acquired in 2013) and MMOG.asia (which we acquired in 2012) a derivative fair value adjustment of MYR3.0 million relating to the revaluation as of December 31, 2013 of put options that we granted with respect to the 30% minority interests in each of Game Sultan and PaytoGo; and an increase of MYR11.6 million in trade payables, other payables and accrued expenses resulting from the growth of our MOLPoints business in Malaysia and Thailand; partially offset by an increase of MYR1.7 million in trade receivables, other receivables, deposits and pre-paid expenses primarily due to the expansion of our business resulting from our acquisition of each of Game Sultan, PaytoGo and NganLuong, interest paid of MYR5.1 million primarily in connection with our borrowings under our revolving credit facility with MDV to finance our working capital requirements in connection with the growth of our MOLReloads and MOLPoints businesses in Malaysia and income tax paid of MYR4.5 million.

Net cash provided by operating activities for 2012 was MYR23.9 million primarily comprising profit before tax of MYR9.4 million adjusted for non-cash transactions including depreciation and amortization expenses of MYR6.9 million, including amortization of intangible assets due to our consolidation of MOL Thailand and amortization of exclusive licenses and distribution rights for online games, including with respect to MMOG.asia, amortization of development expenditure relating to software that we developed for our business and to depreciation of computer equipment and software, and to the effect of remeasurement of equity interest in associates of MYR1.6 million in connection with our consolidation of MOL Thailand; an increase of MYR4.7 million in trade receivables, other receivables, deposits and prepaid expenses primarily due to the consolidation of MOL Thailand and our acquisition of Rixty and an increase of MYR7.1 million in trade payables, other payables and accrued expenses primarily due to our consolidation of MOL Thailand; partially offset by an increase of MYR3.7 million in inventories resulting from growth of our MOLPoints business in Malaysia and our consolidation of MOL Thailand, interest paid of MYR2.9 million primarily in connection with our borrowings under our revolving credit facility with MDV to finance our working capital requirements in connection with the growth of our MOLReloads and MOLPoints businesses in Malaysia and income tax paid of MYR4.5 million, compared with income tax paid of MYR0.7 million for 2011, primarily resulting from increased taxable income and the expiration of MOLAccessPortal’s pioneer status as of March 2011.

Cash flows used in investing activities

Our investing activities primarily relate to purchases and disposals of property, plant and equipment comprising buildings, computer equipment and software, furniture, fittings and office equipment, renovation and motor vehicles; purchases and disposals of intangible assets comprising goodwill, which includes the domain name of MOL.com and goodwill on consolidation of acquired subsidiaries; and other intangible assets, which consist of our electronic payment system, our exclusive license and distribution rights of online games and reloads, and intellectual property, including computer software that is not an integral part of the related hardware; and development expenditure incurred for web applications, software products and programs.

Net cash used in investing activities for 2014 was MYR59.5 million primarily comprising cash outflows of MYR20.9 million in connection with our acquisitions of Easy2Pay and PaybeMe in May 2014 and September 2014, respectively. In addition we incurred cash outflows of MYR5.6 million for purchases of property, plant and equipment in connection with our migration to SAP in Malaysia, Turkey, Thailand and Vietnam; MYR1.1 million for purchases of intangible assets comprising rights to online game purchases by MyCNX; MYR2.4 million for purchase of available for sale financial assets; and MYR3.4 million for development expenditure in connection with the enhancement of our localized web portals for MOLPoints in Malaysia, Indonesia, Australia, Taiwan, Vietnam and New Zealand markets, in addition to development of our MOL mobile website and MOLReloads’ integration of Touch ‘n Go and bill payment services. Furthermore, restricted cash flows increased as a mainly due to our deposit of MYR29.6 million to secure bank guarantees for the benefit of minority shareholders of PaybyMe in December 2014, as required under the terms of our acquisition of PaybyMe.

Net cash used in investing activities for 2013 was MYR60.6 million primarily comprising a MYR2.3 million increase in restricted fixed deposits, including in connection with our acquisition of NganLuong for which we maintain specified amounts on deposit in Vietnam and investments in restricted fixed deposits for unutilized MOLPoints in accordance with the investment restrictions under the Guidelines on Electronic Money issued by BNM, MYR3.3 million for purchases of property, plant and equipment in connection with computer equipment and software primarily for MyCNX and MOL Thailand, MYR9.1 million for purchases of intangible assets comprising rights to online games purchased by MyCNX and Ayopay, MYR2.5 million for development expenditure in connection with the feature-enhancement and expansion of our network of localized web portals for MOLPoints, in addition to the development of our mobile website and feature-enhancement with respect to our MOLReloads terminal network, and MYR44.4 million for acquisition of subsidiaries relating to our acquisitions of Game Sultan, PaytoGo and NganLuong.

Net cash used in investing activities for 2012 was MYR3.3 million primarily comprising a MYR1.8 million increase in restricted fixed deposits primarily relating to investments in restricted fixed deposits for unutilized MOLPoints in accordance with the investment restrictions under the Guidelines on Electronic Money issued by BNM, MYR2.7 million for purchases of property, plant and equipment primarily in connection with purchases of MOLReloads terminals and servers, MYR1.3 million for purchases of intangible assets comprising rights to online games purchased by MyCNX, MYR2.6 million for development expenditure in connection with the feature-enhancement and expansion of our network of localized web portals for MOLPoints, in addition to the development of our mobile website and the development of in-house software for our MOLReloads terminal infrastructure, and MYR4.6 million for acquisition of subsidiaries relating to our acquisitions of MyCNX (which operates MMOG.asia), MOL Australia and Rixty.

Cash Flows from Financing Activities

Our financing activities primarily consist of hire-purchase arrangements, borrowings share repurchases and dividends paid.

Net cash from financing activities for 2014 was MYR133.4 million primarily comprising of MYR282.0 million net proceeds from issuance of new shares upon our initial public offering and MYR0.9 million capital contribution from minority shareholders, partially offset by MYR11.6 million cash outflows to repurchase shares, MYR81.9 million in connection with our increased beneficial ownership interests in our subsidiaries, MOL Thailand, Game Sultan, PaytoGo and MyCNX; MYR30.0 million and MYR17.2 million net cash outflows to settle outstanding amounts due to related parties, partially repay our revolving credit facility from MDV and dividends of MYR7.4 million paid to the minority shareholders of MyCNX and MOL Thailand and NganLuong.

Net cash from financing activities for 2013 was MYR27.3 million primarily comprising MYR17.3 million of proceeds from borrowings under our revolving credit facility from MDV to finance our working capital requirements in connection with the growth of our MOLReloads and MOLPoints businesses in Malaysia and MYR15.3 million of amounts due to other related parties, which primarily represents the net amount received from MOL Ventures to fund our acquisition of Game Sultan, PaytoGo and NganLuong, partially offset by dividends of MYR4.1 million paid to the minority shareholders of MyCNX and MOL Thailand.

Net cash from financing activities for 2012 was MYR6.3 million primarily due to MYR7.3 million of proceeds from borrowings under our revolving credit facility from MDV to finance our working capital requirements in connection with the growth of our MOLReloads and MOLPoints businesses in Malaysia.

Borrowings

As of December 31, 2014, our total borrowings, including current borrowing and non-current borrowings, were MYR55.7 million.

Our subsidiary obtained a THB4.2 million loan from UOB to purchase office space. The loan is secured by a mortgage over the office unit and incurs interest at a floating rate. The repayment term is on a monthly basis commencing in April 2012 and the loan expires in April 2021. As of December 31, 2014, THB3.0 million was outstanding under this loan.

Our subsidiary, MyCNX, obtained a MYR1.8 million 20-year term loan from OCBC Bank (Malaysia) Berhad in Malaysia to obtain financing to purchase a commercial building for its offices. The term loan incurred interest at a floating rate equal to the Base Lending Rate minus 2.1% per annum. As of December 31, 2014, the principal amount outstanding under the term loan was MYR1.6 million. The loan was repaid in full in February 2015.

We have a MYR68 million revolving credit facility from MDV, which bears interest at 7.25% per annum. The facility is secured by, among other things, a charge over our all present and future assets and undertakings. This loan is subject to covenants which place certain restrictions on our activities, including the payment of dividends and encumbrance of assets. Under the terms of this facility we are required to maintain a sinking fund to be funded by contributions of MYR0.3 million per quarter during the first year of the facility and MYR0.5 million per quarter for the remaining term of the facility. As of December 31, 2014, MYR51 million was outstanding under this facility. As of April 27, 2015, MYR20 million was outstanding under this facility. This loan is guaranteed by our major shareholder, Tan Sri Dato’ Seri Vincent Tan, as well as entities under his control, and our Executive Chairman, Ganesh Kumar Bangah. We intend to repay this facility, which expires in December 2015, in full during 2015.

C.	Research and development, patents and licenses, etc.

In 2012, 2013 and 2014, we spent MYR2.7 million, MYR2.7 million and MYR3.7 million, respectively on company-sponsored research and development activities.

See Item 4.B, “Business Overview — Intellectual Property.”

D.	Trend information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2014 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-balance sheet arrangements

Prior to May 2014, we had financial liability with respect to the put options that we had granted to the minority shareholders of our 70%-owned subsidiaries, Game Sultan and PaytoGo, when we acquired our 70% interests in each of Game Sultan and PaytoGo on February 19, 2013 prior to our acquisition of the remaining 30% equity interest in each of Game Sultan and PaytoGo in 2014. This was a contingent liability pursuant to which the minority shareholders of Game Sultan and PaytoGo had the contractual right to require us to purchase a 15% equity interest in Game Sultan and PaytoGo at any time from April 1, 2014 through June 30, 2014 and a further 15% equity interest in each of Game Sultan and PaytoGo at any time from November 1, 2015 through January 31, 2016. On May 6, 2014, we exercised the options to acquire the 30% outstanding equity interest in each of PaytoGo and Game Sultan. For the year ended December 31, 2014, we recognized a gain of MYR3.7 million with respect to these put options and as of December 31, 2014, the fair value of the derivative financial liabilities of MYR22.4 million was adjusted against the purchase consideration.

During the year, we had financial liability with respect to the call and put options that we had granted to the minority shareholders of our 51%-owned subsidiaries, PaybyMe. This was a contingent liability pursuant to which the minority shareholders of PaybyMe had the contractual right to require us to subscribe up to 49% of the equity of PaybyMe. 24.5% of the options shall be exercised at any time during the period commencing from April 1, 2016 and ending April 30, 2016 and the remaining 24.5% of the options shall be exercised during the period commencing from April 1, 2017 and ending April 30, 2017. At the date of acquisition, the call options and put options were valued at MYR4.9 million and MYR6.1 million, respectively. Subsequently, the fair value movement of the call and put options from date of acquisition to December 31, 2014 was estimated to be negligible.

F.	Tabular disclosure of contractual obligations

The following table sets forth our contractual obligations as of December 31, 2014. The following table does not reflect certain capital commitments, which were entered into subsequent to December 31, 2014 and are described under Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures.”

	Due as of December 31,
	Total	2015	From 2016 to 2018	From 2019 to 2020	After 2020
	(MYR in millions)
Borrowings	52.9	0.1	51.1	0.4	1.3
Future minimum lease payments for leased properties	6.0	3.0	3.0	—	—
Hire-purchase and finance lease payables	2.8	1.6	1.2	—	—

Total	61.7	4.7	55.3	0.4	1.3

Borrowings include our current and non-current borrowings from third parties. Advances from related parties primarily relate to advances from entities controlled by our major shareholder to finance our acquisitions. Our operating lease obligations primarily relate to properties that we rent for office space. Hire-purchase and finance lease payables primarily relate to computer equipment and vehicle hire-purchase.

G.	Safe harbor

See “Special Note Regarding Forward Looking Statements” on page 3 of this annual report.

ITEM 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management.

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Ganesh Kumar Bangah	36	Director and Executive Chairman
Craig White	53	Director and President
Charles Chee Chau Ng	46	Co-Chief Executive Officer
Ramesh Pathmanathan	45	Group Chief Financial Officer
Pan Yong Tee	42	Chief Technology Officer
Jonathan Yoon Soon Chong	39	Chief Financial Officer, MOL AccessPortal
Preecha Praipattarakul	41	Co-Chief Executive Officer
William Cheong Fatt Chan	53	Chief Executive Officer, MyCNX
Sheng Guan Eng	40	Chief Executive Officer, MOLPay Sdn. Bhd.
Yit Fei Chang	42	Director
Tek Kuang Cheah	68	Independent Director
Mun Kee Chang	50	Independent Director
Eric He	55	Independent Director
Noah J. Doyle	47	Independent Director

Ganesh Kumar Bangah is a director of the Issuer, has served as our Executive Chairman since March 2015 and previously served as our Chief Executive Officer since the inception of our business and. He is a co-founder of our company. Mr. Bangah was certified by the Malaysia Book of Records as the Youngest Chief Executive Officer of a Public Listed Company in Malaysia in 2003 when MOL AccessPortal was listed on the MESDAQ Market of the Malaysian Stock Exchange and Mr. Bangah was 23 years old. Before founding our company, he was the Technical Director of Cyberfield Sdn Bhd where he was involved in various software development, project management, internet infrastructure and internet commercialization efforts. He is a Microsoft Certified Professional and has more than 12 years of experience in portal development, and e-commerce operations. He was the Ernst & Young Technology Entrepreneur of the Year Malaysia in 2012 and the Overall Top Award Winner for the Prestige Top 40 Under 40 2012 Awards. He was also the Winner of the JCI 2009 Creative Young Entrepreneur Award, Winner of the Technopreneur Excellence Award at the PIKOM ICT Leadership Awards in 2009 and Winner of the Young Indian Entrepreneur Award in 2009. In 2013, Top 10 of Malaysia listed Mr. Bangah among the 10 most inspiring Malaysian “technopreneurs”, and in 2004, Society Magazine recognized him as one of the 100 people you must know in Asia. Mr. Bangah is currently the Secretary of the National IT Association of Malaysia and is a board member of the IT Industry Advisory Board (IAB) at Help University. Mr. Bangah holds a Certificate in Computer Studies from the National Center for Information Technology in the United Kingdom.

Craig White is a director of the Issuer, joined MOL Ventures as President of Global Operations in 2011 and has served as our President since January 2014. Prior to joining us, Mr. White served at Naspers/MIH as the CEO of Internet: South and Southeast Asia and Naspers/MIH Southeast Asia’s Chief Executive Officer of the Southeast Asian region. Mr. White also served as President of M-Web Thailand/Sanook Online and Managing Director of Thailand’s KSC Commercial. Mr. White’s accolades include being included in the Top 50 business people in Thailand 2000 (Business Com Magazine), Top 300 Foreigners in Thailand 2006 (Thailand Tatler), and South Africa Who’s Who 2006. Mr. White holds a Master of Business Administration, a Post Graduate Diploma in Mechanical Engineering and a Bachelor of Science in Electrical and Electronic Engineering from the University of Cape Town in South Africa.

Charles Chee Chau Ng has served as our Co-Chief Executive Officer since March 2015. Mr. Ng joined us in 2006 and served as our Group Chief Operating Officer from April 2014 through March 2015. Prior to joining us, Mr. Ng held several senior managerial and sales positions with distributors of technology and mobile equipment products. Mr. Ng brings more than 10 years of experience in the ICT and telecommunication distribution industry to MOL, including having served as a Sales and Application Engineer with Rank O’Connor (M) Sdn. Bhd. Mr. Ng holds a Bachelor of Engineering (Hons.) from the University of Aberdeen in the United Kingdom.

Ramesh Pathmanathan has served as our Group Chief Financial Officer since March 2015. Prior to joining MOL, Mr. Ramesh Pathmanathan served as the General Manager of Investment in Berjaya Assets Berhad. Earlier to that, Mr. Pathmanathan worked in the United Kingdom for 7 years, serving as a Board member and Finance Director of an established medical devices company. Mr. Pathmanathan has extensive senior management experience, especially as it relates to management consulting, finance, and operations. Mr. Pathmanathan graduated from the Chartered Institute of Management Accountants (CIMA) in the UK in 1993 and is a Fellow member of the Institute. Mr. Pathmanathan also graduated from the University of Hull in the United Kingdom with a Master’s in Business Administration (MBA).

Pan Yong Tee joined us in 2002 and has served as our Chief Technology Officer since January 2013. Mr. Tee joined us as a technical manager and became a senior technical manager in 2005. Prior to joining us, Mr. Tee worked at MTDC Technology Media Sdn Bhd, as an assistant manager (Technical) and a programmer. Mr. Tee holds an Associate Diploma in Information Technology (Software Development) from Northern Territory University in Malaysia and is a Microsoft Certified Solutions Developer (MCSD) and Microsoft Certified Database Administrator (MCDBA).

Jonathan Yoon Soon Chong joined us in 2012 has served as our Chief Financial Officer since April 2014. Prior to joining us, Mr. Chong was a Senior Finance Manager at Ten Cate Geosynthethics Asia Sdn. Bhd. from June 2006 through February 2012 and has 11 years of experience in the manufacturing and commercial industry. Mr. Chong is a member of the Association of Chartered Certified Accountants (ACCA).

Preecha Praipattarakul has served as our Co-Chief Executive Officer since March 2015. Mr. Praipattarakul served as the Chief Executive Officer of MOL Thailand from the time he joined us in September 2009 through March 2015. Prior to joining us, Mr. Praipattarakul was the founder and former CTO of POPidols Co., Ltd and dFusion Co., Ltd, as well as the leader of Digital Content Management Solutions and Interactive Marketing Consulting firms in Thailand. Mr. Praipattarakul previously served as a Board Member to ICT Sub-Committee, a standing committee of the Senate of the Kingdom of Thailand. Mr. Praipattarakul holds a Bachelor of Business Administration in Accounting from Assumption University in Thailand.

William Cheong Fatt Chan co-founded MyCNX in 2005, became Managing Director of MyCNX in December 2008 and was redesignated as Chief Executive Officer of MyCNX in January 2013. Prior to joining us, Mr. Chan founded Zactam, a color printing service company.

Sheng Guan Eng has served as the Chief Executive Officer of MOLPay Sdn. Bhd. since joining us in August 2011. Mr. Eng co-founded MOLPay Sdn. Bhd. and was previously the co-founder and Chief Executive Officer of NetBuilder (M) Sdn. Bhd. and NB Travel Sdn. Bhd. Mr. Eng has more than 15 years of experience in the information communication technology payment and travel industries. He holds a Bachelor of Science in Computer Science from the University of Southern Queensland in Australia.

Yit Fei Chang is a director of the Issuer and initially joined us in 1999. Prior to joining us, Mr. Chang worked at Diversified Gateway Sdn. Bhd. from October 1995 through October 1999 and Berjaya Land Berhad from November 1999 through May 1999. Currently, he also serves as an Executive Director of MOL.com Berhad, and a Director in Qinetics Solutions Berhad and certain of our affiliate companies, including Bonus Browser Sdn. Bhd., Friendster Sdn. Bhd., MOL Managed Services Sdn. Bhd., and MOL Online Sdn. Bhd. Mr. Chang graduated with a Bachelor of Science in Electronics Engineering from the University of Southampton in the United Kingdom and also holds a Business and Technology Education Council National Diploma in Electronic and Computer Engineering from the People’s College, Nottingham, in the United Kingdom.

Tek Kuang Cheah serves as our independent director. He currently serves as an Independent Non-Executive Chairman of the Board of Berjaya Sports Toto Bhd., for which he serves as the Chairman of the Audit Committee, Remuneration Committee, Risk Management Committee and Nomination Committee. He has a Bachelor of Economics (Honours) from the University of Malaya and is a Fellow of the Institute of Bankers Malaysia. Mr. Cheah joined the AmBank Group in 1978, and he retired as the Group Managing Director in 2012. Mr. Cheah still serves as a Non-Executive Director of AmBank (M) Berhad, AmInvestment Bank Berhad and AmIslamic Bank Berhad. Prior to joining the AmBank Group he was employed by the Malaysian Industrial Development Authority. He is presently a member of the board of two other publicly listed companies, namely IOI Corporation Berhad and UMW Oil & Gas Corporation Berhad. Mr. Cheah also serves as a director of Cagamas Holdings Bhd. and Danjamin Nasional Berhad.

Mun Kee Chang has served as our independent director since October 2014. He obtained his Bachelor of Science in mechanical engineering from the University of Texas, Austin and a Master of Science in mechanical engineering from the Massachusetts Institute of Technology. He is an Executive Director of JobStreet Corporation Berhad, or JobStreet, and founder of the JobStreet group. He has also been JobStreet’s Chief Executive Officer since its inception and a Director of JobStreet since its incorporation. Prior to founding MOL Online Sdn Bhd in 1995 and subsequently JobStreet.com Sdn Bhd in 1997, he was with Kendall International, a US healthcare company, for 5 years, starting as a process engineer in 1990 before being promoted to manufacturing manager in 1992 and director of sales and marketing for Malaysia in 1994. He currently sits on the Boards of Innity Corporation Berhad, Vitrox Corporation Berhad and 104 Corporation, Taiwan.

Eric He has served as our independent director since October 2014. He currently serves as the chief financial officer of YY Inc., a NASDAQ-listed company, an independent director of Yangxun Computer Technology (Shanghai) Co. Ltd. and Acorn International, Inc., a NASDAQ-listed company. Mr. He previously served as the chief financial officer of Giant Interactive Group, Inc., from March 2007 to August 2011. He served as the chief strategy officer of Ninetowns Internet Technology Group from 2004 to 2007. From 2002 to 2004, he served as a private equity investment director for AIG Global Investment Corp (Asia) Ltd. Mr. He received a bachelor’s degree in accounting from National Taipei University and an MBA degree from the Wharton School of Business at the University of Pennsylvania. Mr. He is a Certified Public Accountant and Chartered Financial Analyst in the United States.

Noah J. Doyle has served as our independent director since October 2014. He serves as a Managing Director at Javelin Venture Partners. He previously served as a Strategic Partner Development Manager of Google, Inc.’s enterprise geo products, Google Earth and Google Maps, from 2004 to 2007. He managed the Marketing Strategy and Corporate Development functions at Keyhole, Inc. from 2002 to 2004. Mr. Doyle was a co-founder of MyPoints.com, where he led product management and business development functions from inception through initial public offering and subsequent acquisition by United Airlines in 2001. He also held marketing, product management and operations management roles at IBM/Rational (Pure Atria Corporation) from 1995 to 1996, Panasonic in Tokyo, Japan from 1990 to 1994, and Oracle Corporation from 1989 to 1990. Mr. Doyle received a Bachelor of Arts from the University of California—Berkeley in 1989 and an MBA from the Haas School of Business at the University of California—Berkeley in 1996.

B.	Compensation.

Compensation of Directors and Executive Officers

For the year ended December 31, 2014, we paid an aggregate of approximately MYR6.0 million in cash relating to remuneration of our executive officers and paid MYR4.9 million to our directors. We have accrued an aggregate amount of MYR10.5 million relating to our share-based compensation to our executive officers and directors. Our Malaysian subsidiaries are required by law to effect monthly deductions and/or contributions at the prevailing minimum statutory rate for the Malaysian Employees Provident Fund, or the EPF, social security and income tax. For the year ended December 31, 2014, we contributed an aggregate of MYR0.6 million to the EPF for the accounts of our directors and executive officers.

Employee Stock Option Plan

In September 2014, we adopted the MOL Global, Inc. 2014 Share Incentive Plan, which allows us to offer a variety of share-based incentive awards to employees, officers, directors and individual consultants who render services to us. The plan permits the grant of three types of awards, namely options, restricted shares and restricted share units. The maximum number of shares that may be issued pursuant to all awards under the plan shall initially be 6,001,940 ordinary shares, or 10% of our total outstanding shares on a fully diluted as-converted basis as of the effective date of the plan, and will be increased automatically on the first day of our 2016 fiscal year and on the first day of each fiscal year thereafter during the term of the plan by the lesser of (i) 2% of the then total outstanding shares on an as-converted fully diluted basis and (ii) a lesser number of shares as determined by our board of directors.

On September 18, 2014, we granted options for the purchase of 3,059,425 ordinary shares at an exercise price equal to ninety percent of the offering price per ADS in our initial public offering pursuant to the plan. However, options to purchase 278,795 ordinary shares have been forfeited, such that options to purchase 2,780,630 ordinary shares remain outstanding as of the date of this annual report. Ten percent of the outstanding options will vest on the date which is six months after the completion of our initial public offering, and a further ten percent every six months thereafter through the date that is five years after the completion of our initial public offering. The weighted average fair value of the options was $6.31 per share, On September 18, 2014, we granted 266,974 restricted share units pursuant to the plan, however these have been forfeited such that no restricted share units remain outstanding as of the date of this annual report. As of December 31, 2014 MYR8.1 million has been recognized in our statements of profit or loss and other comprehensive income in connection with these awards. The total amount of unrecognized share-based compensation expenses related to the grant is MYR53.2 million.

These awards include options convertible into 737,624 of our ordinary shares, representing 1.1% of our total outstanding ordinary shares on a fully diluted as-converted basis as of the date of this annual report, granted to Mr. Ganesh Kumar Bangah, our Executive Chairman. The number of ordinary shares underlying options and restricted share units granted to our directors and executive officers, with respect to each director and executive officer other than Mr. Ganesh Kumar Bangah, represent less than 1% of our total outstanding ordinary shares on a fully diluted as-converted basis as of the date of this annual report.

In March 2015, our board of directors resolved to suspend the MOL Global, Inc. Share Incentive Plan with immediate effect. The plan will be re-considered in the future based on the trading price of our ADSs and general market conditions. We expect to recognize share-based compensation expenses with respect to options that will expire within five years following the date of the applicable award. The fair value determined at the grant date will continue to be expensed on a straight-line basis over the vesting period of the options.

Plan Administration. Our board of directors, our compensation committee or such other committee of directors designated by our board or directors, or the Committee, will administer the plan. The Committee or the full board of directors, as appropriate, will determine the provisions and terms and conditions of each option grant.

Award Agreements. Options and other awards granted under the plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each grant. In addition, the award agreement may also provide that securities granted are subject to a 180-day lock-up period following the effective date of a registration statement filed by us under the Securities Act, if so requested by us or any representative of the underwriters in connection with any registration of the offering of any of our securities. The exercise price of granted options may be amended or adjusted in the absolute discretion of our board of directors or the Committee without the approval of our shareholders or the recipients of the options. In addition, the terms of awards may be amended or adjusted by our board of directors or the Committee, in their sole discretion, including but not limited to amendments or adjustments to take account of dividends or distributions in respect of our shares and certain corporate transactions that involve, or may involve, a change of control of our company.

Eligibility. We may grant awards to employees, directors and consultants of our company or any of our related entities, which include our subsidiaries or any entities in which we hold a substantial ownership interest.

Term of the Options. The term of each option grant shall be stated in the award agreement, provided that the term shall not exceed ten years from the date of the grant.

Vesting Schedule. In general, our board of directors, or a committee designated by our board of directors, determines, or the award agreement specifies, the vesting schedule.

Transfer Restrictions. Awards are subject to certain limitations on transfer. Participants in the plan are required to give us prompt notice of any disposition of shares acquired by exercise of an option granted pursuant to the plan if such disposition occurs within (i) two years following the date of grant of such option or (ii) one year after such shares were transferred to the participant.

Termination of the Plan. Unless terminated earlier, the plan will terminate automatically in 2024. Our board of directors has the authority to amend or terminate the plan subject to shareholder approval to the extent necessary to comply with applicable law. However, no such action may impair the rights of any award recipient unless agreed by the recipient.

As of the date of this annual report, we had granted options and restricted share units under our 2014 Share Incentive Plan to our directors, officers, employees and consultants, representing an aggregate of 3,326,399 of our ordinary shares, representing 4.93% of our total outstanding ordinary shares on a fully diluted as-converted basis as of the date of this annual report. These awards include options convertible into 737,624 of our ordinary shares, representing 1.1% of our total outstanding ordinary shares on a fully diluted as-converted basis as of the date of this annual report, granted to Mr. Ganesh Kumar Bangah, our Executive Chairman. The number of ordinary shares underlying options and restricted share units granted to our directors and executive officers, with respect to each director and executive officer other than Mr. Ganesh Kumar Bangah, represent less than 1% of our total outstanding ordinary shares on a fully diluted as-converted basis as of the date of this annual report. Options convertible into 305,943 ordinary shares will vest on the date which is six months after the completion of this offering, and options convertible into a further 305,943 ordinary shares will vest at six month intervals thereafter through the date that is five years after the completion of our initial public offering. Restricted share units representing 80,092 ordinary shares will vest on the second anniversary of our initial public offering, restricted share units representing 80,092 ordinary shares will vest on the third anniversary and restricted share units representing 106,790 ordinary shares will vest on the fourth anniversary.

Options Granted by MOL Investments

On June 19, 2014, our shareholder, MOL Investments Pte. Ltd., granted options to certain employees, officers and/or directors of our company and certain employees, officers and/or directors of our shareholders, subsidiaries and/or affiliates to purchase 1,766,920 of our ordinary shares at an exercise price of $8.30 per share. These options will vest subject to, among others, the continuing service and good standing of such employees, officers and/or directors within the specified vesting periods, which commenced upon the completion of our initial public offering. Options to purchase a total of 392,649 of our ordinary shares will vest six months after the completion of our initial public offering; options to purchase a total of 196,325 of our ordinary shares will vest 12 months after the completion of our initial public offering; options to purchase a total of 588,973 of our ordinary shares will vest 24 months after the completion of our initial public offering; and options to purchase a total of 588,973 of our ordinary shares will vest 36 months after the completion of our initial public offering. The employees, officers and/or directors can exercise the vested options within 60 months following the completion of our initial public offering. The weighted average fair value of the share options granted on June 19, 2014 is $6.50 per share. As of December 31, 2014, MYR7.6 million has been recognized in our statements of profit or loss and other comprehensive income. The total amount of unrecognized share-based compensation expenses related to the grant is MYR32.5 million.

C.	Board Practices.

Board of Directors

Our board of directors consists of seven directors. A director is not required to hold any ordinary shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested provided (i) such director, if his interest in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice and (ii) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We will adopt a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Eric He, Tek Kuang Cheah and Mun Kee Chang. Eric He is the chairman of our audit committee. We have determined that Eric He, Tek Kuang Cheah and Mun Kee Chang satisfy the “independence” requirements of Rule 5605 of the NASDAQ Corporate Governance Requirements and Rule 10A-3 under the Securities Exchange Act of 1934. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing all proposed related party transactions;

•	meeting separately and periodically with management and the independent auditors; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Mun Kee Chang, Tek Kuang Cheah and Eric He. Mun Kee Chang is the chairman of our compensation committee. We have determined that Mun Kee Chang, Tek Kuang Cheah and Eric He satisfy the “independence” requirements of Rule 5605 of the NASDAQ Corporate Governance Requirements and Rule 10A-3 under the Securities Exchange Act of 1934. The compensation committee assists the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our Co-Chief Executive Officers may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our Co-Chief Executive Officers and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Tek Kuang Cheah, Eric He and Mun Kee Chang. Tek Kuang Cheah is the chairperson of our nominating and corporate governance committee. We have determined that Tek Kuang Cheah, Eric He and Mun Kee Chang satisfy the “independence” requirements of Rule 5605 of the NASDAQ Corporate Governance Requirements and Rule 10A-3 under the Securities Exchange Act of 1934. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Directors’ Duties

Under Cayman Islands law, our directors have fiduciary duties to our company, including duties to act honestly, in good faith and with a view to further our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association and the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached. A shareholder may, in certain limited exceptional circumstances, have the right to seek damages in our name if a duty owed by the directors is breached.

Our board of directors has all powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual and extraordinary meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of the officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders or by the board. We do not have a mandatory retirement age for directors. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) is found by our company to be or becomes of unsound mind.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers, which provide that we may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as misdemeanor, misconduct, negligence and breach of the employment agreement, and that we or the executive officer may terminate an executive officer’s employment without cause upon advance written notice of three months. The right of termination of an employee is subject to applicable local laws. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law.

Pursuant to employments agreements that we have entered into with our executive officers, each executive officer is expected to agree not to discuss confidential information and other confidential business of our company or customer business or data with unauthorized personnel and/or unauthorized sources outside and inside our company, in public places or with former employees of our company, and to help ensure that all document or materials created by such executive officer in the course of performance of such executive officer’s duties with our company shall be the sole property of our company.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we have agreed to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Limitation on Liability and Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association provide that our directors and officers shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such director or officer, other than by reason of such person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

D.	Employees.

As of December 31, 2012, 2013, 2014, we had 351, 416 and 524 employees, respectively. The majority of our employees are based in Malaysia. We pay our sales staff a combination of salaries and commissions and pay salaries to all other employees. We consider our relations with our employees to be good.

The following tables set forth certain information with respect to our employees as of the dates specified.

	As of December 31,
Country	2012	2013	2014
Malaysia	120	130	164
Thailand	47	53	78
Turkey	—	37	55
Philippines	81	71	76
Others	103	125	151
Total	351	416	524

	As of December 31,
Function	2012	2013	2014
Sales, marketing, business development, public relations and operations	146	132	183
Technology and support	112	156	190
Finance	35	48	66
Human resources and administration	29	45	47
Senior management	21	20	28
Creative	8	15	10
Total	351	416	524

E.	Share Ownership.

See Item 7.A “Major Shareholders and Related Party Transactions – Major Shareholders” for information on the shareholdings of our directors and executive officers.

See Item 6.B “Compensation—Employee Stock Option Plan” for a description of our employee stock option plan and information on options granted to our executive officers.

ITEM 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this annual report by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below assume that there are 67,504,435 ordinary shares outstanding as of the date of this annual report.

	Shares Beneficially Owned(1)
	Number(1)	%(2)†
Directors and Executive Officers:
Ganesh Kumar Bangah(3)	6,859,192	10.2%
Craig White	—	—
Charles Chee Chau Ng	—	—
Ramesh Pathmanathan	—	—
Pan Yong Tee	—	—
Jonathan Yoon Soon Chong	—	—
Preecha Praipattarakul	*	*
William Cheong Fatt Chan	*	*
Sheng Guan Eng	—	—
Yit Fei Chang	—	—
Tek Kuang Cheah	—	—
Mun Kee Chang	—	—
Eric He	—	—
Noah J. Doyle	*	*

All Directors and Executive Officers as a Group	6,859,192	10.2%

Principal Shareholders:
Tan Sri Dato’ Seri Vincent Tan and his entities and affiliates(5)	35,858,871	53.1%
MOL.com Sdn. Bhd.(5)	12,464,788	18.5%
Hotel Resort Enterprise Sdn. Bhd.(5)(8)	11,386,721	16.9%
His Royal Highness Sultan Ibrahim of the State of Johor	8,834,598	13.1%
MOL Ventures(5)(5)	6,962,340	10.3%
Ganesh Kumar Bangah(3)	6,859,192	10.2%
Rayvin Tan Yeong Sheik(5)(6)	5,035,675	7.5%
MOL Investments Pte. Ltd.(5)(7)	2,867,517	4.3%

*	Beneficially owns less than 1% of our ordinary shares.
†	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares held by such person or group by the sum of the total number of shares outstanding, which is 67,504,435 as of the date of this annual report and does not take into account any awards under our 2014 Share Incentive Plan or options granted by MOL Investments Pte. Ltd. as no such awards have vested.
(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities.
(2)	For each person and group included in this table, percentage of beneficial ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group by the number of ordinary shares outstanding. The total number of ordinary shares outstanding as of the date of this annual report is 67,504,435.

(3)	Ganesh Kumar Bangah’s equity interest in the Issuer is held through his direct ownership of 5,916,182 of our ordinary shares, his beneficial ownership of an 11.63% interest in MOL Ventures, which directly owns 6,859,192 of our ordinary shares, and his beneficial ownership of 133,636 ordinary shares as a result of his repurchase of 133,636 ADSs. See Item 16E. “Purchases of Equity Securities by the Issuer and Affiliated Purchasers”.
(4)	MOL Ventures is owned 88.37% by our major shareholder Tan Sri Dato’ Seri Vincent Tan and his affiliates (including Rayvin Tan, Yeong Sheik, who owns a 10.0% interest in MOL Ventures) and 11.63% by our Executive Chairman, Ganesh Kumar Bangah.
(5)	Our major shareholder, Tan Sri Dato’ Seri Vincent Tan, together with his entities and affiliates, beneficially owns a 53.1% interest in the Issuer through his direct ownership of 110,764 of our ordinary shares; a 89.9% effective equity interest in MOL.com Sdn. Bhd., which owns 12,464,788 of our ordinary shares; a 60.0% equity interest, and an additional 40.0% equity interest held by his son, Dato’ Sri Robin Tan Yeong Ching, in Hotel Resort Enterprise Sdn. Bhd., which owns 11,386,721 of our ordinary shares; a 75.5% effective equity interest, and an additional 10.0% equity interest held by his son, Rayvin Tan Yeong Sheik, in MOL Ventures, which owns 6,962,340 of our ordinary shares; a 100% equity interest in MOL Investments Pte. Ltd., which owns 2,867,517 of our ordinary shares; and 4,339,441 of our ordinary shares held directly by Rayvin Tan Yeong Sheik.
(6)	Rayvin Tan Yeong Sheik’s equity interest in the Issuer is held through his direct ownership of 4,339,441 ordinary shares and his beneficial ownership of a 10.0% interest in MOL Ventures, which directly owns 6,962,340 of our ordinary shares.
(7)	MOL Investments Pte. Ltd.’s beneficial ownership of our ordinary shares includes an option representing an aggregate of 1,766,920 ordinary shares, representing a 2.9% interest in our company, that was granted to certain employees, officers and/or directors of our company, and certain employees, officers and/or directors of our shareholders, subsidiaries and/or affiliates, which entitle these individuals to purchase ordinary shares of our company from MOL Investments Pte. Ltd. at a fixed price subject to vesting and certain conditions, following the completion of our initial public offering. These options will vest between six and 36 months following completion of our initial public offering.
(8)	Hotel Resort Enterprise Sdn. Bhd. is owned by our major shareholder, Tan Sri, Dato’ Seri Vincent Tan, who has a 60.0% equity interest in Hotel Resort Enterprise Sdn. Bhd., and Dato’ Sri Robin Tan Yeong Ching, who has a 40.0% equity interest in Hotel Resort Enterprise Sdn. Bhd.

To our knowledge, as of April 3, 2015, 13,565,349 of our ordinary shares are held by two record holders in the United States, including the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

None of our existing shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B.	Related Party Transactions.

Borrowings

We have from time to time advanced funds to our shareholder MOL Ventures and MOL Ventures has advanced funds to us. These advances are non-interest bearing and payable on demand. MOL Ventures is owned 88.37% by our major shareholder Tan Sri Dato’ Seri Vincent Tan and his affiliates (including Rayvin Tan, Yeong Sheik, who owns a 10.0% interest in MOL Ventures) and 11.63% by our Executive Chairman, Ganesh Kumar Bangah. These advances and repayments are described below:

•	In 2012, we advanced MOL Ventures MYR9.1 million and MOL Ventures paid us MYR33.3 million, partially in respect of amounts advanced in 2011 and 2012. In 2012, MOL Ventures also advanced us MYR4.6 million in order to finance the acquisition of Rixty by us. We owed MOL Ventures MYR16.8 million as of December 31, 2012.

•	In 2013, we advanced MOL Ventures MYR2.0 million for working capital purposes, MOL Ventures advanced us MYR43.5 million in order to finance the acquisition of PaytoGo, Game Sultan, AyoPay and NganLuong by us, and we repaid MOL Ventures MYR5.0 million. In 2013, we repaid MOL Ventures an additional MYR36.0 million by assigning trade and non-trade payables due to us from related parties to MOL Ventures, which was offset in part by MOL Ventures assuming trade and non-trade payables of MYR12.0 million due by us, resulting in MYR29.3 million owed by us to MOL Ventures as of December 31, 2013. As of December 31, 2014, all such amounts had been repaid, and no amounts were due to us in respect of such advances.

•	In 2012, we advanced Friendster ICafe Sdn. Bhd., or Friendster ICafe, and to Cyberport Holdings (M) Sdn. Bhd., or Cyberport, totaling MYR0.6 million and MYR4.0 million, respectively, for working capital purposes. As of December 31, 2012, the balances outstanding from Friendster ICafe and Cyberport to us were MYR0.6 million and MYR0.9 million, respectively. In 2013, we advanced each of Friendster ICafe and Cyberport a total of MYR0.5 million and MYR3.1 million, respectively, for working capital purposes. As of December 31, 2013, all such amounts had been repaid, and no amounts were due to us in respect of such advances.

Guarantees

Our related parties from time to time provide guarantees for our benefit. Our shareholder MOL Ventures provided guarantees for our obligations under our agreement to acquire PaytoGo and Game Sultan in 2013. Our major shareholder Tan Sri Dato’ Seri Vincent Tan, and certain entities under his control, and Executive Chairman Ganesh Kumar Bangah provided guarantees in 2012 relating to our revolving credit facility from MDV. Cyberventures Sdn. Bhd., or Cyberventures, which is owned 80% by our major shareholder, Tan Sri Dato’ Seri Vincent Tan, and 20% by our Executive Chairman, Ganesh Kumar Bangah provided guarantees in 2012 relating to our loan from OCBC Bank (Malaysia) Berhad. Our Executive Chairman Ganesh Kumar Bangah also provided guarantees in 2012 in relation to equipment lease agreements entered into by MOL AccessPortal. Some of our directors and shareholders in MOL Thailand also provided guarantees in relation to the loans obtained by Zest from United Overseas Bank (Thai) Public Company Limited in Thailand.

Tenancy Agreements

MOL AccessPortal occupies space at Berjaya Times Square, Kuala Lumpur, Malaysia, under tenancy agreements with Berjaya Times Square Sdn. Bhd., which is controlled by our major shareholder, Tan Sri Dato’ Seri Vincent Tan. The aggregate fixed amount of rent payable under the tenancy agreements are approximately MYR37,535 per month with one agreement providing for a variable component for calculating the rent payable. These four agreements expire in September 2014 (currently in the process of renewal until September 2015), November 2014, February 2017 and June 2017, respectively. For these tenancies, the amount of payments we made to Berjaya Times Square Sdn. Bhd. were MYR0.7 million, MYR0.7 million, MYR0.9 million for the years ended December 31, 2012, 2013 and 2014, respectively. Rent is payable under these agreements at prevailing market rates.

Distribution Agreements

7-Eleven Malaysia. In November 2009, MOL AccessPortal entered into a distribution agreement with 7-Eleven Malaysia for the distribution by 7-Eleven Malaysia of vouchers for MOLPoints and pre-paid mobile airtime. Pursuant to the agreement, we are 7-Eleven Malaysia’s exclusive provider of online game reloads and pre-paid mobile airtime. 7-Eleven Malaysia is controlled by our major shareholder, Tan Sri Dato’ Seri Vincent Tan. Under the agreement, MOL AccessPortal paid 7-Eleven Malaysia a one-time fee of MYR2.5 million and pays a volume-based commission. The agreement is for an initial term of five years subject to automatic renewal for a further term of five years. In September 2013, MOL AccessPortal entered into an addendum to the distribution agreement with 7-Eleven Malaysia under which, among others, the term of the distribution agreement will be renewed for a further 10 years upon the expiry of the initial term and MOL AccessPortal agreed to pay 7-Eleven Malaysia an additional fee of MYR5.0 million, in five annual equal installments commencing on June 1, 2014. In May 2014, MOL AccessPortal and 7-Eleven Malaysia agreed that 7-Eleven Malaysia would distribute prepaid point-of-sale-activated gift cards on behalf of MOL AccessPortal and that MOL AccessPortal and InComm would provide the technology and services to 7-Eleven stores for the reselling of point-of-sale-activated gift cards utilizing MOL AccessPortal’s current infrastructure in 7-Eleven stores in Malaysia. Payments by MOL AccessPortal to 7-Eleven Malaysia under the distribution agreement were MYR19.0 million, MYR20.1 million and MYR20.1 million for the years ended December 31, 2012, 2013 and 2014, respectively.

Sea Gamer. We have a reseller arrangement with, and also provide collection services for, Sea Gamer Mall Sdn. Bhd., or Sea Gamer, which sells online game credits and secondary market items for online games. Sea Gamer is owned 51% by Cyberventures. Under the arrangement, which commenced in 2012, users are able to purchase MOLPoints vouchers and online game vouchers through Sea Gamer’s website. Pursuant to the arrangement, Sea Gamer receives a commission for products sold, and we receive a fee for collection services. The arrangement can be discontinued by either party at any time. Revenue earned in connection with the arrangement was MYR0.8 million, MYR4.5 million and MYR1.4 million for the years ended December 31, 2012 and 2013 and 2014, respectively.

U Mobile. In September 2008, MOL AccessPortal entered into a distribution agreement with U Mobile Sdn. Bhd., or U Mobile, for the distribution by us of e-pins for U Mobile pre-paid mobile airtime. U Mobile is beneficially owned 44.67% by our major shareholder, Tan Sri Dato’ Seri Vincent Tan. Under the agreement, we earn an agreed upon margin for the products sold. The agreement was for a term of 12 months and has not been renewed by the parties, although the relationship has continued on terms substantially similar to those of the agreement. In addition, in May 2011 we entered into a term sheet for collaboration with U Mobile, under which we provide U Mobile with, among others, Facebook credits for U Mobile customers and Facebook advertising, in consideration for U Mobile providing payment to us in the form of U Mobile pre-paid mobile airtime worth MYR720,000. Revenue earned from sales of U Mobile products was MYR1.2 million, MYR2.6 million and MYR3.3 million for the years ended December 31, 2012, 2013 and 2014, respectively. We also subscribe for prepaid and postpaid mobile phone services for usage by our employees from U Mobile.

Services Agreements

MOL AccessPortal entered into term sheets with each of Berjaya Roasters (M) Sdn. Bhd. (with respect to Kenny Rogers Roasters outlets in Malaysia), Berjaya Papa John’s Pizza Sdn. Bhd., Berjaya Starbucks Coffee Company Sdn. Bhd. (with respect to Starbucks coffee outlets in Malaysia), and WEN Berjaya Sdn. Bhd. (with respect to Wendy’s outlets in Malaysia) for the provision of services, including the appointment of MOL AccessPortal as the exclusive wireless broadband and video advertisement solutions provider for these outlets. Each of Berjaya Roasters (M) Sdn. Bhd., Berjaya Pizza Company Sdn. Bhd. and WEN Berjaya Sdn. Bhd. is controlled, and Berjaya Starbucks Coffee Sdn. Bhd. is 50% owned, by our major shareholder, Tan Sri Dato’ Seri Vincent Tan. Under these arrangements, MOL AccessPortal is entitled to sell advertisement space and retain all or a portion of the revenue from advertisements. In January 2012, MOL AccessPortal assigned these term sheets to Friendster Sdn. Bhd., or Friendster. Following the assignment, for each of Berjaya Roasters (M) Sdn. Bhd., Berjaya Pizza Company Sdn. Bhd., Berjaya Starbucks Coffee Company Sdn. Bhd., WEN Berjaya Sdn. Bhd. and Friendster provides the services in place of MOL AccessPortal. Friendster is wholly owned by MOL Ventures. Revenue earned from services provided under these agreements was MYR0.3 million for the year ended December 31, 2011.

In 2013, our subsidiary MOL Managed Services Sdn. Bhd. entered into service agreements with EAuto Sdn. Bhd., or EAuto, and with Friendster, for the maintenance of computer equipment and related services. EAuto is owned 30% by MOL Ventures. Each of these agreements will remain in effect until terminated by the parties. Under these agreements, we receive application license service fees and on-site service fees. Revenue earned from services provided under these agreements was MYR0.2 million for the year ended December 31, 2013 and MYR0.2 million for the year ended December 31, 2014.

In April 2013, MyCNX entered into a term sheet with Friendster ICafe for the provision of services by Friendster ICafe, which include information technology consulting services. The agreement was initially for a term of one year from May 1, 2013 and was extended for another one year term from May 1, 2014. Under this arrangement, the fees payable to Friendster ICafe are a percentage of MyCNX’s sales revenue after deducting content provider royalty costs as set forth in the term sheet. Payments made to Friendster ICafe were MYR0.5 million for the year ended December 31, 2013 and MYR0.3 million for the year ended December 31, 2014.

Other

Kakao. In April 2014, MyCNX entered into a mobile games agreement with Kakao Malaysia Sdn. Bhd., or Kakao, a subsidiary of Friendster, pursuant to which Kakao agreed to integrate MyCNX’s mobile games into Kakao’s online game channeling platform and to promote and market MyCNX’s mobile games in exchange for a channeling fee equal to 20% of the revenue collected by MyCNX from any application store or payment gateway. The agreement is for an initial term of two years subject to automatic annual renewal unless terminate by either party.

In January 2014, MyCNX entered into an exclusive agreement with Kakao pursuant to which MyCNX agreed to advertise Kakao’s mobile photo-sharing social network services and mobile instant messaging system and to promote the Kakao platform as MyCNX’s exclusive mobile messaging partner. Under the agreement, Kakao paid an upfront fee of MYR0.6 million and committed to an advertisement budget of MYR1.4 million for 24 months following January 2014. In August 2014, the parties entered into an addendum to the agreement which grants Kakao exclusivity for certain game content in exchange for additional distribution fees of MYR2.0 million to be paid to MyCNX. The agreement continues to be in effect indefinitely unless terminated by the parties.

Friendster. In September 2012, MOL AccessPortal entered into a services agreement with Friendster for Friendster to distribute certain services offered by MOL AccessPortal, including game pin sales through Friendster’s distribution channels. The agreement continues to be in effect indefinitely unless terminated by the parties. Under the agreement, Friendster receives an agreed fee for products sold.

In August 2009, MOL AccessPortal and Friendster (S.E. Asia) Pte. Ltd., or Friendster SE Asia, entered into a license and payment services provider agreement, for the provision of, amongst others, payment services to Friendster SE Asia. Pursuant to this agreement, we are Friendster SE Asia’s exclusive provider of such payment services. Friendster, along with its subsidiary Friendster SE Asia, was acquired by our shareholder MOL Ventures in January 2010. The initial term of the agreement was three years and has not been renewed by the parties, although the relationship has continued on terms substantially similar to those of the agreement. Under this agreement, we are entitled to receive a commission from Friendster SE Asia.

In June 2009, MOL AccessPortal, MyCNX and Friendster SE Asia, entered into a term sheet to enable Friendster SE Asia to launch Friendster Games Portal on its website. Under this agreement, MyCNX and Friendster SE Asia share revenue received from virtual goods and premium services of web games and Friendster SE Asia receives an agreed commission from MOL AccessPortal for products sold. The term of the agreement is two years from the launch date of the games portal.

Our arrangements with Friendster SE Asia are currently carried out with Friendster, which operates the business formerly operated by Friendster SE Asia.

Revenue earned from these agreements was MYR70,000, MYR80,000 and MYR81,290 million for the years ended December 31, 2012, 2013 and 2014.

Tconnect. In 2012, MOL AccessPortal entered into a contact center service arrangement with Tconnect Cyberport Sdn. Bhd., or Tconnect, for the provision of services by Tconnect, which include outsourced contact center services. Tconnect is owned 50% by an entity controlled by Cyberventures. Under this arrangement, the fees payable to Tconnect are MYR30,000 per month. Payments made to Tconnect were MYR0.4 million, MYR0.4 million and MYR0.4 million for the years ended December 31, 2012 and 2013 and 2014, respectively.

Ini3. In November 2012, MOL AccessPortal Co. Ltd., or MOL Thailand, entered into an agreement with Ini3 Digital Co. Ltd., or Ini3, for the distribution by MOL Thailand of cash cards and e-pins supplied by Ini3. Under the agreement, MOL Thailand earns an agreed upon margin for the products sold. Ini3 is controlled by the family of the wife of Preecha Praipattarakul, our Co-Chief Executive Officer. The agreement continues to be in effect indefinitely unless terminated by the parties. Revenue derived from the sale of Ini3 products was MYR3.9 million, MYR4.4 million and MYR2.1 million for the years ended December 31, 2012 and 2013 and 2014, respectively.

Berjaya Group Companies. We also purchase products and services from Berjaya Corporation group of companies controlled by our major shareholder, Tan Sri Dato’ Seri Vincent Tan, including hotels, cars, share registration services, food and beverage and courier services, from time to time in the ordinary course of our business. Our expenditures for such products and services were approximately MYR0.4 million, MYR0.2 million and MYR0.2 million for the years ended December 31, 2012, 2013 and 2014 respectively.

Insurance contracts. We have taken out a number of insurance policies with Berjaya Sompo Insurance Berhad, which is owned 30% by entities controlled by our major shareholder, Tan Sri Dato’ Seri Vincent Tan, in respect of, among other things, hospital and surgical insurance, personal accident insurance and all risk insurance covering computer systems, hardware and servers and office equipment and furniture, among others.

Cyberventures. Pursuant to a settlement of debt agreement dated November 8, 2012 between MOL AccessPortal and Cyberventures, MOL AccessPortal acquired its shares in MyCNX through the transfer of 1,599,900 shares of par value MYR1 each in MyCNX (consisting of 79.995% of the total issued and paid-up capital of MyCNX) as full settlement of a debt amounting to MYR27.8 million owed by Cyberventures to MOL AccessPortal.

BLoyalty. We provide technology outsourcing services to BLoyalty Sdn. Bhd, a company that is wholly owned by an entity controlled by our major shareholder, Tan Sri Dato’ Seri Vincent Tan. Revenue from these services was MYR0.5 million, MYR0.7 million and MYR1.1 million for the years ended December 31, 2012, 2013 and 2014, respectively.

Peacesoft. NganLuong, an online payments solutions provider based in Vietnam in which we acquired a 50% interest in 2013, provides payment services to websites and e-commerce portals owned by Peacesoft, the remaining 50% shareholder of NganLuong. NganLuong is also running a pilot cash on delivery project with Peacesoft and eBay Vietnam, which is owned by PeaceTech, a subsidiary of Peacesoft.

Employment Agreements and Indemnification Agreements

See “Item 6.B. Directors, Senior Management and Employees—Directors and Senior Management—Employment Agreements and Indemnification Agreements.”

Stock Incentive Plans

See “Item 6.B. Directors, Senior Management and Employees—Compensation—Employee Stock Option Plan.”

C.	Interests of Experts and Counsel.

Not applicable.

ITEM 8.	Financial Information

A.	Consolidated Financial Statements and Other Financial Information

See Item 18 “Financial Statements.”

Dividend Policy

Our board of directors has complete discretion on whether to distribute dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future.

We are an exempted company incorporated in the Cayman Islands with limited liability. We are a holding company and all of our operations are conducted through MOL AccessPortal, a company incorporated under the laws of Malaysia. We rely principally on dividends from our subsidiaries in Malaysia and other countries for our cash requirements, including any payment of dividends to our shareholders. Local regulations and contractual restrictions may restrict the ability of our subsidiaries to pay dividends to us.

The principal legislation governing the distribution of dividends of a Malaysian company is the Malaysian Companies Act 1965, or the CA. Under the CA, a Malaysian company is only permitted to pay dividends out of:

•	profits, if any, determined in accordance with Malaysian accounting standards and regulations; or

•	the share premium account, if any, if such dividends are satisfied by the issue of shares to members of the company.

If we pay any dividends, ADS holders will receive payment to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	The Offer and Listing

A.	Offer and Listing Details.

Our ADSs, each representing one ordinary share, have been listed for trading on the Nasdaq Global Market since October 9, 2014. Our ADSs trade under the symbol “MOLG.” The following table provides the high and low trading prices for our ADSs on the Nasdaq Global Market since the date of our initial public offering.

The last reported trading price for our ADSs on April 28, 2015 was $2.24 per ADS.

	Trading Price ($)
	High	Low
October 2014 (October 9, 2014 through October 31, 2014)	8.70	7.31

November 2014	8.86	4.09

December 2014	3.90	1.69

January 2015	3.05	1.885

February 2015	2.60	1.88

March 2015	2.72	2.06

April 2015 (through April 28, 2015)	2.43	2.13

B.	Plan of Distribution.

Not applicable.

C.	Markets.

Our ADSs, each representing one of our ordinary shares, have been listed on the Nasdaq Global Market since October 9, 2014 under the symbol “MOLG.”

The closing price for our ADSs on the Nasdaq on April 28, 2015 was $2.24 per ADS.

D.	Selling Shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the Issue.

Not applicable.

ITEM 10.	Additional Information

A.	Share Capital.

Not applicable.

B.	Memorandum and Articles of Association.

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law 2012 (as amended) of the Cayman Islands, referred to as the Companies Law below. For summaries of certain provisions of our memorandum and articles of association insofar as they relate to the material terms of our common shares, please refer to our registration statement on Form F-1 (Registration No. 333-197401), as amended, under the heading “Description of Share Capital”.

Registered Office and Objects

Our registered office in the Cayman Islands is situated at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Law or any other law of the Cayman Islands.

C.	Material Contracts

In November 2009, MOL AccessPortal entered into a distribution agreement with 7-Eleven Malaysia for the distribution by 7-Eleven Malaysia of vouchers for MOLPoints and pre-paid mobile airtime. Pursuant to the agreement, we are 7-Eleven Malaysia’s exclusive provider of online game reloads and pre-paid mobile airtime. 7-Eleven Malaysia is controlled by our major shareholder, Tan Sri Dato’ Seri Vincent Tan. Under the agreement, MOL AccessPortal paid 7-Eleven Malaysia a one-time fee of MYR2.5 million and pays a volume-based commission. The agreement is for an initial term of five years subject to automatic renewal for a further term of five years. In September 2013, MOL AccessPortal entered into an addendum to the distribution agreement with 7-Eleven Malaysia under which, among others, the term of the distribution agreement will be renewed for a further 10 years upon the expiry of the initial term and MOL AccessPortal agreed to pay 7-Eleven Malaysia an additional fee of MYR5.0 million, in five annual equal installments commencing on June 1, 2014. In May 2014, MOL AccessPortal and 7-Eleven Malaysia agreed that 7-Eleven Malaysia would distribute prepaid point-of-sale-activated gift cards on behalf of MOL AccessPortal and that MOL AccessPortal and InComm would provide the technology and services to 7-Eleven stores for the reselling of point-of-sale-activated gift cards utilizing MOL AccessPortal’s current infrastructure in 7-Eleven stores in Malaysia. Payments by MOL AccessPortal to 7-Eleven Malaysia under the distribution agreement were MYR20.1 million and MYR20.1 million for the years ended December 31, 2013 and 2014, respectively.

D.	Exchange Controls.

The Cayman Islands currently has no exchange control restrictions. See also Item 4.B. “Information on the Company—Business Overview—Regulation” for summaries exchange control regulations in certain other jurisdictions.

E.	Taxation.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or our shareholders or ADS holders levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of the ADSs or ordinary shares by a U.S. Holder (as defined below) that holds the ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not discuss all aspects of United States federal income taxation that may be important to particular holders in light of their individual circumstances, including holders subject to special tax rules (including for example, banks or other financial institutions, insurance companies, regulated investment companies, real estate investment trusts, cooperatives, pension plans, partnerships and their partners, broker-dealers, traders in securities that elect mark-to-market treatment, tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our voting stock, holders who acquired their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation, holders that hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for United States federal income tax purposes, or holders that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those discussed below). This discussion, moreover, does not address any state, local, non-income tax (such as the U.S. federal estate and gift tax), non-U.S. tax, alternative minimum tax, or Medicare tax considerations. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations relating to the ownership and disposition of the ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the ADSs or ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of the ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding the ADSs or ordinary shares and their partners are urged to consult their tax advisors regarding an investment in the ADSs or ordinary shares.

It is generally expected that a U.S. Holder of ADSs should be treated as the beneficial owner, for United States federal income tax purposes, of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a holder of ADSs will be treated in this manner. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to United States federal income tax.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Based upon the current and projected income and asset composition and projections as to the value of our assets which are based in part on the market price of the ADSs, we do not expect to be a PFIC for the current taxable year or in the foreseeable future. While we do not anticipate being a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of the ADSs, fluctuations in the market price of the ADSs (which may be volatile) may cause us to become a PFIC for the current or subsequent taxable years. In addition, the composition of our income and our assets will be affected by how, and how quickly, we spend our liquid assets.

Furthermore, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income or assets as non-passive, or our valuation of our goodwill and other unbooked intangibles, each of which may result in our company becoming classified as a PFIC for the current or subsequent taxable years. Because determination of PFIC status is a fact-intensive inquiry made on an annual basis and will depend upon the composition of our assets and income, and the continued existence of our goodwill at that time, no assurance can be given that we are not or will not become a PFIC. If we are a PFIC for any year during which a U.S. Holder holds the ADSs or ordinary shares, we generally will continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which such U.S. Holder holds the ADSs or ordinary shares.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” is written on the basis that we will not be a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are a PFIC are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions paid on the ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution we pay will generally be treated as a “dividend” for United States federal income tax purposes. A non-corporate U.S. Holder will generally be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

A non-United States corporation (other than a corporation that is a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs are listed on the NASDAQ Global Market, which is an established securities market in the United States, and the ADSs are expected to be considered readily tradable for so long as they continue to be listed on the NASDAQ Global Market. Thus, we believe that dividends we pay on the ADSs will be treated as paid by a qualified foreign corporation. Since we do not expect that our ordinary shares will be listed on an established securities market, it is unclear whether dividends that we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for the reduced tax rate. There can be no assurance that the ADSs will continue to be considered readily tradable on an established securities market in later years.

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on the ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of the ADSs or ordinary shares.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including a pledge, of ADSs or ordinary shares. Under the PFIC rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

•	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

•	the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares and any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is regularly traded on a qualified exchange or other market within the meaning of the applicable Treasury regulations. The ADSs (but not our ordinary shares) are listed on the NASDAQ Global Market, which is a qualified exchange for these purposes. We anticipate that the ADSs will be considered regularly traded for so long as they continue to be listed, but no assurances can be given in this regard. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation that is a PFIC and such corporation ceases to be a PFIC, the holder will not be required to take into account the gain or loss described in this paragraph during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of the ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns the ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of holding and disposing ADSs or ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election, the “deemed sale” and “deemed dividend” elections.

Information Reporting

Certain U.S. Holders are required to report information to the IRS relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the IRS), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a United States financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the IRS and fails to timely do so.

In addition, U.S. Holders may be subject to possible information reporting to the IRS with respect to dividends on and proceeds from the sale or other disposition of the ADSs or ordinary shares. Each U.S. Holder is advised to consult with its tax advisor regarding the application of the United States information reporting rules to their particular circumstances.

F.	Dividends and Paying Agents.

Not applicable.

G.	Statements by Experts.

Not applicable.

H.	Documents on Display.

We previously filed with the SEC our registration statement on Form F-1 (Registration No. 333-197401), as amended, including the prospectus contained therein, to register our ordinary shares in relation to our initial public offering. We have also filed with the SEC a related registration statement on F-6 (Registration No. 333-198897) to register the ADSs.

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC, including filing annually a Form 20-F within four months after the end of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish The Bank of New York Mellon, the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I.	Subsidiary Information.

Not applicable.

ITEM 11.	Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Our exposure to changes in interest rates relates primarily to our deposits with banks and interest-bearing debt obligations. We do not use derivative financial instruments to hedge our risk but regularly review our debt portfolio to enable us to source low interest funding. Our deposits are placed at fixed rates and management seeks to obtain the best rate available in the market.

Sensitivity analysis for interest rate risk

As of December 31, 2012, 2013 and 2014, respectively, if interest rates had been 50 basis points lower, with all other variables held constant, our post-tax profit for the financial year would have been MYR0.1 million, MYR0.1 million and MYR0.1 million higher, and if interest rates had been 50 basis points higher, with all other variables held constant, our post-tax profit for the financial year would have been MYR0.1 million, MYR0.1 million and MYR0.1 million lower. This is primarily due to the resulting effect on our finance costs for floating rate borrowings. The assumed movement in basis points for interest rate sensitivity analysis is based on a prudent estimate of the current market environment.

Foreign Exchange Risk

Foreign exchange risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. As we have continued to expand our international operations, we have become more exposed to the effects of fluctuations in currency exchange rates. In addition to our operations in Malaysia from which we earn revenue denominated in Malaysian Ringgit, we also earn revenue denominated in Thai Baht, Turkish Lira, Philippine Pesos and U.S. dollars, among other currencies. In 2014, 56.5% of our revenue was earned in currencies other than Malaysian Ringgit. We incur expenses for employee salaries and other operating expenses in the local currencies in the jurisdictions in which we operate, with the largest portion being incurred in Malaysia as our head office is based there. Fluctuations in the exchange rates between the Malaysian Ringgit and those other currencies could result in the Malaysian Ringgit equivalent of such expenses being higher and/or the Malaysian Ringgit equivalent of such foreign currency-denominated revenue being lower than would be the case if exchange rates were stable. We do not generally enter into hedging contracts to limit our exposure to fluctuations in the value of the Malaysian Ringgit, or any other currency. Furthermore, the substantial majority of our revenue is denominated in emerging markets currencies, including the Malaysian Ringgit. Our foreign currency translation reserve, which represents foreign exchange gains and losses arising from the translation of the financial statements of foreign operations for which the functional currency is not the Malaysian Ringgit, was MYR0.1 million, a deficit of MYR2.5 million and MYR8.2 million as of December 31, 2012, 2013 and 2014, respectively. In recent months, foreign currency exchange rates for emerging markets currencies have experienced substantial volatility. For example, in 2014 the exchange rates between U.S. dollars and Malaysian Ringgit varied from a high of 3.4970 Malaysian Ringgit per U.S. dollar to a low of 3.1465 Malaysian Ringgit per U.S. dollar. Although fluctuations in the value of the Malaysian Ringgit and other emerging markets currencies are not necessarily correlated, there can be no assurance that our results of operations will not be adversely affected by such volatility. Our historical results of operations have not been materially affected by movements in foreign currency exchange rates. See “Risk Factors—Fluctuations in foreign currency exchange rates will affect our financial results, which we report in Malaysian Ringgit.”

The carrying amounts of our foreign currency-denominated monetary assets and monetary liabilities at the end of the reporting periods are as follows:

Assets

	2012	2013	2014
	(MYR in millions)
Malaysian Ringgit	20.4	23.7	72.4
U.S. Dollar	17.4	7.1	88.3
Singapore Dollar	1.8	3.4	4.3
Indonesian Rupiah	2.5	4.6	1.4
Philippines Peso	7.1	8.6	7.5
Thai Baht	20.6	21.7	29.6
Australian Dollar	0.1	0.6	1.0
Euro Dollar	0.1	0.1	0.2
Indian Rupee	0.5	—	—
Turkish Lira	—	15.1	35.9
Vietnamese Dong	—	13.2	17.4
New Taiwan Dollar	—	0.5	0.5
Hong Kong Dollar	—	—	0.0
New Zealand Dollar	—	—	0.0

	70.5	98.5	256.9

Liabilities

	2012	2013	2014
	(MYR in millions)
Malaysian Ringgit	68.4	129.9	84.4
U.S. Dollar	9.6	13.0	14.4
Singapore Dollar	17.4	0.2	0.4
Indonesian Rupiah	1.1	2.8	0.5
Philippines Peso	6.7	7.0	8.5
Thai Baht	15.8	14.4	26.1
Australian Dollar	0.0	0.0	0.1
Euro Dollar	0.5	—	0.5
Indian Rupee	—	0.0	0.0
Turkish Lira	—	26.6	16.9
Vietnamese Dong	—	4.0	7.6
New Taiwan Dollar	—	0.1	0.0
Hong Kong Dollar	—	—	0.0
New Zealand Dollar	—	—	0.0
British Pound Sterling	—	0.0	—

	119.5	197.9	159.4

Foreign exchange rate sensitivity

When reporting foreign currency risk internally to key management personnel, the sensitivity rate used is 5%. If the Malaysian Ringgit strengthened or weakened by 5% against each of the foreign currencies with all other variables held constant, our post-tax profit for the financial year would have increased or decreased by MYR0.1 million, MYR0.2 million and MYR5.5 million for 2012, 2013 and 2014, respectively.

If the Malaysian Ringgit strengthened or weakened by 5% against the Philippine Peso with all other variables held constant, our post-tax profit for the financial year would have increased or decreased by MYR0.1 million, MYR0.1 million and MYR0.1 million for 2012, 2013 and 2014, respectively. If the Malaysian Ringgit strengthened or weakened by 5% against the Thai Baht with all other variables held constant, our post-tax profit for the financial year would have increased or decreased by MYR0.2 million, MYR0.4 million and MYR0.2 million for 2012, 2013 and 2014, respectively. If the Malaysian Ringgit strengthened or weakened by 5% against the Turkish Lira with all other variables held constant, our post-tax profit for the financial year would have increased or decreased by MYR0.2 million and MYR0.9 million for 2013 and 2014, respectively. We did not operate in Turkey prior to 2013.

Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in meeting financial obligations due to shortage of funds. Our exposure to liquidity risk arises from mismatches of the maturities of financial assets and liabilities. Our objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans and hire-purchase agreements. Our holding of cash and short-term deposits, together with committed funding facilities and net cash flow from operations, are expected to be sufficient to cover our cash flow needs. As of December 31, 2012, 2013 and 2014, our current liabilities exceeded our current assets. See “—Liquidity and Capital Resources.”

Maturity profile of financial liabilities

The table below summarizes the maturity profile of our financial liabilities as at the reporting date. The table was prepared based on the undiscounted cash flows on financial liabilities on the basis of the earliest date at which we can be required to pay. The table includes both interest and principal cash flows.

	Weighted average effective interest rate	On demand or within 1 year	Within 2 to 5 years	After 5 years	Total
	(MYR in millions, except percentages)
2014
Non-interest bearing	—	103.6	—	—	103.6
Variable interest rate instruments	7.4%-7.9%	0.2	0.8	1.8	2.8
Fixed interest rate instruments	2.6%-7.3%	56.5	1.2	—	57.7

		160.3	2.0	1.8	164.1

	Weighted average effective interest rate	On demand or within 1 year	Within 2 to 5 years	After 5 years	Total
	(MYR in millions, except percentages)
2013
Non-interest bearing	—	124.8	—	—	124.8
Variable interest rate instruments	7.6%-7.9%	0.2	0.6	1.4	2.3
Fixed interest rate instruments	2.6%-7.3%	74.4	1.5	—	75.9

		199.4	2.1	1.4	202.9

2012
Non-interest bearing	—	64.0	—	—	64.0
Variable interest rate instruments	7.6%-7.9%	0.6	0.7	1.5	2.8
Fixed interest rate instruments	2.6%-7.3%	54.8	1.7	—	56.5

		119.4	2.4	1.5	123.3

ITEM 12.	Description of Securities Other Than Equity Securities

A.	Debt Securities.

Not applicable.

B.	Warrants and Rights.

Not applicable.

C.	Other Securities.

Not applicable.

D.	American Depositary Shares.

Fees and Charges our ADS Holders May Have to Pay

Persons depositing or withdrawing ordinary shares or ADS holders must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of ordinary shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

$.05 (or less) per ADSs per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of ordinary shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw ordinary shares

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) converting foreign currency to U.S. dollars

Persons depositing or withdrawing ordinary shares or ADS holders must pay:	For:

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or ordinary shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Fees and Other Payments Made by the Depositary to Us

From time to time, the depositary may make payments to us to reimburse and / or share revenue from the fees collected from ADS holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In performing its duties under the deposit agreement, the depositary may use brokers, dealers or other service providers that are affiliates of the depositary and that may earn or share fees or commissions.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

PART II

ITEM 13.	Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

See Item 10.B.—“Additional Information—Memorandum and Articles of Association” and our registration statement on Form F-1 (Registration No. 333-197401), as amended, under the heading “Description of Share Capital” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number: 333-197401) in relation to our initial public offering of 13,500,000 ADSs representing 13,500,000 of our ordinary shares at an initial offering price of $12.50 per ADS. Citigroup Global Markets Inc., Deutsche Bank Securities LLC, UBS Secretaries LLC and CIMB Securities (Singapore) Pte. Ltd. were the representatives of the underwriters for our initial public offering.

We received net proceeds of approximately $87.9 million from our initial public offering. For the period from October 8, 2014, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2014, the net proceeds received from our initial public offering were mainly used to increase our beneficial ownership in our subsidiaries and to repurchase ADSs. See Item 16E. “Purchases of Equity Securities by the Issuer and Affiliated Purchasers”. We intend to use the remainder of the proceeds from our initial public offering and follow-on offering, as disclosed in our registration statement on Form F-1, to repay indebtedness , to increase our beneficial ownership in our subsidiaries and for general corporate purposes.

ITEM 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Co-Chief Executive Officers and our Group Chief Financial Officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2014. Based on that evaluation, our Co-Chief Executive Officers and Group Chief Financial Officer concluded that our disclosure controls and procedures as of December 31, 2014 were not effective as a result of the material weaknesses and significant deficiencies in internal control over financial reporting as described below and in Item 3.D “Key Information—Risk Factors— If we fail to maintain an effective system of internal control over financial reporting, we may lose investor confidence in the reliability of our financial statements.”

Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Controls Over Financial Reporting

As described above and in Item 3.D. “Key Information—Risk Factors,” as of December 31, 2014, we and our independent registered public accounting firm had identified seven material weaknesses in our internal control over financial reporting.

The first material weakness is that our SAP system and our MLogin system do not reconcile revenue recognized by MOL AccessPortal upon the redemption of the MOLPoints and deferred revenue for unutilized MOLpoints that remain in users’ MOLPoints wallets. The second material weakness relates to the IT general control environment, which includes design and operating effectiveness of IT controls, of MOL AccessPortal, MyCNX and Uniwiz, in addition to the lack of segregation of duties of IT personnel at Game Sultan and PaytoGo. The third material weakness relates to the lack of access control and audit trails over the e-pins inventory database. Three material weaknesses were identified at PayByMe, the mobile carrier billing platform that we acquired in September 2014, namely (a) the lack of documentation for journal entries and inadequacy of human resources for consistent financial reporting on a timely basis; (b) lack of reconciliation of confirmation processes with respect to current accounts; and (c) the lack of an internal control department. In addition, a material weakness was identified at NganLuong, our Vietnam subsidiary which we acquired in 2013, relating to the incorrect reporting of fees payable to merchants and the incorrect reporting of VAT.

We have undertaken, and are continuing to undertake, certain remedial steps to address the material weaknesses. With respect to the lack of reconciliation for the revenue recognized and deferred revenue in connection with MOLPoints, our finance team is working closely with the technical team to generate MOLPoints status reports in order to monitor redemptions of MOLPoints more effectively. The ability to generate such reports is expected to be in place by the third quarter of 2015. To remedy the material weaknesses identified at MOL AccessPortal, MyCNX, Uniwiz, Game Sultan and PaytoGo, we have adopted several measures to improve our internal control over financial reporting. Our IT department is spearheading a group wide IT improvement program, including the implementation of formal IT policies, which is expected to be completed by the third quarter of 2015. This exercise is also intended to include all necessary IT system upgrades to improve overall integrity and reliability of our financial reporting. We are also in the process of implementing a transaction log to maintain audit trails for our e-pins inventory database. In July 2014, we replaced our current back-end system with a new system supported from our head office. The administrative ID control is maintained centrally, which restricts access to the appropriate and relevant personnel. In addition, our management plans to perform an internal audit of our financial and IT systems every six months. We are currently conducting a feasibility study in order to assess whether our IT controls have any additional deficiencies. We also intend to undertake measures to remedy the material weaknesses at PayByMe. We intend to train a finance manager to oversee PayByMe’s entire financial reporting process, review journal entries and ensure that financial statements are supported with proper explanatory documentation. In addition, during 2015, we plan to establish a reconciliation process at PayByMe to ensure that account reconciliations are prepared on a timely basis for all accounts and we intend to set up an internal control department to monitor operations and control activities at PayByMe.

With respect to NganLuong, as disclosed in our interim report on Form 6-K (File No. 001-36637) furnished to the SEC concurrently with the filing of this annual report, certain accounting errors have been identified in connection with NganLuong’s financial results.

•	As disclosed in our interim report on Form 6-K (File No. 001-36637), furnished to the SEC on December 2, 2014, during the course of our review of our financial results for the third quarter of 2014, our auditor discovered that our Vietnamese subsidiary, NganLuong, which we acquired in March 2013, reported revenue from its payment business on a gross basis, and accounted for the corresponding fees payable to merchants in direct cost and other ancillary expenses. However, our accounting policy is to account for such transactions on a net basis because we act as an agent with respect to these revenue arrangements, such that the corresponding fees payable to merchants should have been netted out of revenue and not included in direct cost and other ancillary expenses.

•	In addition, during the course of our review of our financial results for the fourth quarter of 2014, our auditor discovered that NganLuong incorrectly included VAT in revenue and direct cost and other ancillary expenses. However, our accounting policy is to exclude value added tax, or VAT, from revenue and direct cost and other ancillary expenses.

The effect of the foregoing errors was to overstate MOLPay’s segment revenue and MOLPay’s segment direct cost and other ancillary expenses by equal amounts. As a result, the revenue line item and direct cost and other ancillary expenses line item are overstated by equal amounts in our consolidated statements of profit or loss and other comprehensive income for the three month periods ended March 31, 2013, June 30, 2013, September 30, 2013, December 31, 2013, March 31, 2014 and June 30, 2014, the six month periods ended June 30, 2013 and 2014, and the year ended December 31, 2013 included in our registration statement on Form F-1, as amended (File Number: 333-197401) in relation to our initial public offering, and the three month period ended September 30, 2014 included in our interim report on Form 6-K (File No. 001-36637) furnished to the SEC on December 2, 2014.

We determined not to restate our financial statements for the full year or any interim period in 2013, as we concluded that the adjustments are not material to our consolidated financial statements as a whole for any period in 2013. In particular, we considered the quantitative effect of the errors on our revenue and direct cost and other ancillary expenses for 2013, the quantitative materiality of our MOLPay segment for 2013, and a variety of qualitative criteria including those set forth in SEC Staff Accounting Bulletin No. 99: Materiality. In relation to the relevant financial periods of 2014, we restated our financial statements for the three month periods ended March 31, 2014, June 30, 2014 and September 30, 2014, and the six months period ended June 30, 2014, to account for these errors. See Item 3.D. “Key Information – Risk Factors – Risks Relating to Our Business – Certain errors were identified in our consolidated statements of profit or loss and other comprehensive income for three month periods ended March 31, 2013, June 30, 2013, September 30, 2013, December 31, 2013, March 31, 2014, June 30, 2014 and September 30, 2014, the six month periods ended June 30, 2013 and 2014, and the year ended December 31, 2013.”

We have taken steps to improve NganLuong’s internal controls over financial reporting to detect and identify revenue and expenses flows in the business. We have conducted and will continue to conduct visits with, and reviews of, the local finance team, in addition to providing training and development.

Significant deficiencies were also identified in the internal controls of various group companies, relating among other things, to the lack of an internal control department as well as matters relating to documentation IT systems and record-keeping processes. As our business has grown rapidly in scope and complexity, our internal controls relating to these matters have not kept pace with the growth in our business. We will continue to implement measures to remediate our internal control deficiencies in order to meet the deadline imposed by Section 404 of the Sarbanes Oxley Act.

We are in the process of implementing a MOL Global IT policy across MOLGlobal, Inc. and our subsidiaries which is expected to be completed by the third quarter of 2015. We also plan to implement a stronger internal control system and to establish and enforce the monitoring of internal controls for critical areas involving operations, IT systems and financial reporting across all subsidiaries. In this regard we plan to:

•	set up a corporate compliance department within the next twelve months that will report directly to our board of directors and will be responsible for strengthening our corporate governance, monitoring the effectiveness of our internal control over financial reporting, examining segregation of duties within our group on a regular basis, evaluating areas for improvement in our IT systems such as system interfaces used for operations and reporting modules to the main accounting system, and recommending necessary control improvements;

•	strengthen the capacity of our finance department to enable us to resolve reporting issues such as timely reconciliation and review of reports; and

•	establish controls to ensure that proper documentation is in place in the preparation of journal entries, other supporting documents and in the overall review of our financial reporting.

ITEM 16A. Audit Committee Financial Expert

Our board of directors has determined that Mr. Eric He is an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Exchange Act. Our board of directors has also determined that Mr. Eric He satisfies the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.

ITEM 16B.	Code of Ethics

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers, employees and advisors, which became effective in July 14, 2014. We have posted a copy of our code of business conduct and ethics on our website at http://ir.mol.com.

ITEM 16C.	Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte, our principal external auditors, for the periods indicated.

	For the year ended December 31,
	2013	2014
	(in MYR millions)

Audit Fees	0.6	2.5
Audit Related Fees	—	7.6
Tax fees	0.0	0.3
All Other Fees	0.3	0.0
Total	0.9	10.4

Audit Fees

Audit fees in 2013 and 2014 were related to the audit of our consolidated financial statements and other audit or interim review services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-related fees in 2013 and 2014 were related to professional services rendered in connection with our initial public offering and secondary public offering.

Tax Fees

Tax fees in 2013 and 2014 were related to tax compliance and tax planning services.

All Other Fees

All other fees in 2013 and 2014 relate to services in connection with corporate compliance matters.

Pre-Approval Policies and Procedures

All audit and non-audit services provided by our independent auditors must be pre-approved by our audit committee. None of the audit fees, tax fees and other fees (other than audit fees) described above relate to services that required the approval of, or were approved by, our audit committee.

ITEM 16D.	Exemptions from the Listing Standards for Audit Committees

None.

ITEM 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On December 1, 2014, we announced that our board of directors had approved a share repurchase program, authorizing us to repurchase at any time during the subsequent 12 months an aggregate of up to $15 million of ADSs, from time to time, subject to customary blackout periods, including periodic blackout periods pending the release of our financial results. Purchases by us under the share repurchase program may be made from time to time at prevailing market prices in open market purchases, privately negotiated transactions, block purchases or otherwise, as determined by our management. The purchases are funded from our cash balances. The timing, frequency and amount of repurchase activity depend on a variety of factors such as levels of cash generation from operations, cash requirements for investment in our business, current stock price, market conditions and other factors. The share repurchase program may be suspended, modified or discontinued at any time and has no set expiration date.

The following table sets forth certain details with respect to repurchases of ADSs by us pursuant to our publicly announced share repurchase program. We have not repurchased any ADSs during 2015.

	(a) Total Number of ADSs(1) Purchased	(b) Average Price Paid per ADS(2)(3)		(c) Total Number of ADSs Purchased as part of Publicly Announced Plans or Programs	(d) Approximate Value of ADSs that May Yet be Purchased Under the Program(2)
		($)	(MYR)		($ in millions)	(MYR in millions)

December 2014 (December 11, 2014 through December 31, 2014)	1,137,789	2.93	10.23	1, 137,789	11.7	40.8

Note:

(1)	Each ADS represents one ordinary share, par value $1.00 per share.
(2)	The translations of U.S. dollar amounts into MYR amounts have been made at the rate of MYR3.4950 to $1.00, the noon buying rate in The City of New York for cable transfers of MYR as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2014. See Item 3.A. “Key Information — Selected Financial Data — Exchange Rate Information.”
(3)	Includes transaction costs.

On December 1, 2014, we announced that Mr. Ganesh Kumar Bangah, our then-Chief Executive Officer and current Executive Chairman, had informed our Board of Directors that he plans to purchase at any time during the subsequent 12 months an aggregate of up to $0.5 million of ADSs, from time to time, subject to customary blackout periods, including periodic blackout periods pending the release of our financial results.

The following table sets forth certain details with respect to repurchases of ADSs by Ganesh Kumar Bangah pursuant to his publicly announced share repurchase plan. Ganesh Kumar Bangah has not repurchased any ADSs during 2015.

	(a) Total Number of ADSs(1) Purchased	(b) Average Price Paid per ADS(2)(3)		(c) Total Number of ADSs Purchased as part of Publicly Announced Plans or Programs	(d) Approximate Value of ADSs that May Yet be Purchased Under the Program(2)
		($)	(MYR)		($ in millions)	(MYR in millions)

December 2014 (December 17, 2014 through December 18, 2014)	133,636	2.71	9.46	133,636	0.14	0.5

Note:

(1)	Each ADS represents one ordinary share, par value $1.00 per share.
(2)	The translations of U.S. dollar amounts into MYR amounts have been made at the rate of MYR3.495 to $1.00, the noon buying rate in The City of New York for cable transfers of MYR as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2014. See Item 3.A. “Key Information — Selected Financial Data — Exchange Rate Information.”
(3)	Includes transaction costs.

Pursuant to these plans, we and Ganesh Kumar Bangah purchased an aggregate of 1,271,425 of ADSs and may yet purchase a further aggregate $12.1 million (MYR42.1 million) of ADSs.

ITEM 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

ITEM 16G.	Corporate Governance

As a Cayman Islands company listed on the Nasdaq Global Market, we are subject to the Nasdaq Global Market corporate governance listing standards. However, Nasdaq Global Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Global Market corporate governance listing standards. Currently, we do not plan to rely on home country exemption for corporate governance matters. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq Global Market corporate governance listing standards applicable to U.S. domestic issuers. See Item 3.D. “Key Information – Risk Factors – Risks Related to Our ADSs – We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.”

ITEM 16H.	Mine Safety Disclosure

Not applicable.

PART III

ITEM 17. Financial Statements

We have responded to Item 18 in lieu of responding to this item.

ITEM 18.	Financial Statements

Please refer to the financial statements beginning on page F-1.

ITEM 19. Exhibits

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-197401), as amended, initially filed with the SEC on July 14, 2014).

2.1	Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-197401), as amended, initially filed with the SEC on September 23, 2014)

2.3*	Deposit Agreement, among the Registrant, the depositary and holders of the American Depositary Receipts

4.1	2014 Share Incentive Plan (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-197401), as amended, initially filed with the SEC on September 23, 2014).

4.3	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-197401), as amended, initially filed with the SEC on July 14, 2014).

4.4	Form of Employment Agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-197401), as amended, initially filed with the SEC on July 14, 2014).

4.5	Form of Director Agreement between the Registrant and its directors (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-197401), as amended, initially filed with the SEC on July 14, 2014).

4.5	Distribution Agreement between 7-Eleven Malaysia Sdn Bhd dated November 2, 2009 (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-197401), as amended, initially filed with the SEC on July 14, 2014).

4.6	Addendum dated September 3, 2013 to the Distribution Agreement between 7-Eleven Malaysia Sdn Bhd dated November 2, 2009 (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-197401), as amended, initially filed with the SEC on July 14, 2014).

8.1*	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-197401), as amended, initially filed with the SEC on July 14, 2014)

12.1*	Co-CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Co-CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.3*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Co-CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Co-CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.3**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MOL GLOBAL, INC.

By:	/s/ Charles Chee Chau Ng
Name:	Charles Chee Chau Ng
Title:	Co-Chief Executive Officer

By:	/s/ Preecha Praipattarakul
Name:	Preecha Praipattarakul
Title:	Co-Chief Executive Officer

Date: April 30, 2015

MOL GLOBAL, INC. (Incorporated in the Cayman Islands) AND ITS SUBSIDIARY COMPANIES FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2014 (In Malaysian Ringgit)

MOL GLOBAL, INC.

(Incorporated in the Cayman Islands)

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of MOL Global, Inc.:

We have audited the accompanying consolidated statements of financial position of MOL Global, Inc. (the “Company”) and subsidiaries (collectively referred as the “Group”) as of December 31, 2013 and 2014, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2014. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the MOL Global, Inc. and subsidiaries as of December 31, 2013 and 2014 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Our audits also comprehended the translation of Malaysian Ringgit amounts into United States dollar (“USD”) amounts and, and in our opinion, such translation has been made in conformity with the basis stated in Note 3.25. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

DELOITTE

AF 0080

Chartered Accountants

KUALA LUMPUR, MALAYSIA

April 30, 2015

MOL GLOBAL, INC.

(Incorporated in the Cayman Islands)

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND

OTHER COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31, 2014

	Note	2012	2013	2014	2014
		MYR	MYR	MYR	USD

Revenue	5	95,573,753	171,518,303	202,713,170	58,000,907
Direct cost and other ancillary expenses		(48,222,080)	(70,018,771)	(94,443,136)	(27,022,357)
Employee expenses	7	(16,468,387)	(30,977,954)	(52,248,488)	(14,949,496)
Depreciation and amortization expenses	9	(6,922,919)	(20,555,751)	(24,363,145)	(6,970,857)
Marketing, advertising and promotion expenses		(1,835,947)	(8,314,856)	(6,085,264)	(1,741,134)
Communication and travelling expenses		(2,967,642)	(5,681,390)	(7,864,449)	(2,250,200)
Office related expenses		(2,391,954)	(3,863,869)	(4,291,292)	(1,227,837)
Contract and professional expenses		(692,777)	(2,610,993)	(20,111,233)	(5,754,287)
Other operating expenses		(3,133,124)	(4,055,736)	(12,058,933)	(3,450,339)

Profit/(Loss) from operations		12,938,923	25,438,983	(18,752,770)	(5,365,600)

Other income	10	948,825	2,528,467	7,575,489	2,167,521
Non-operating expenses		(1,570,507)	(3,039,980)	—	—
Finance costs	11	(2,901,420)	(5,086,045)	(5,987,252)	(1,713,091)
Share of results of associates	18	(4,876)	(13,259)	(104,489)	(29,897)

Profit/(Loss) before tax	12	9,410,945	19,828,166	(17,269,022)	(4,941,067)
Income tax expense	13	(3,425,949)	(1,155,641)	(636,923)	(182,238)

Profit/(Loss) for the year		5,984,996	18,672,525	(17,905,945)	(5,123,305)

MOL GLOBAL, INC.

(Incorporated in the Cayman Islands)

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND

OTHER COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31, 2014 (CONTINUED)

	Note	2012	2013	2014	2014
		MYR	MYR	MYR	USD

Other comprehensive (loss)/income, net of tax
Items that will not be reclassified subsequently to profit or loss:

Re-measurement gain on pension liability, net of tax of MYR829 (2013: MYR47,762)		—	111,444	1,935	554

Items that may be reclassified subsequently to profit or loss:

Net fair value gain on available-for-sale financial assets		—	—	15,258	4,366
Exchange differences on translating foreign operations, net of tax of MYR Nil		(32,035)	(3,913,878)	10,697,486	3,060,791

Other comprehensive (loss)/income for the year, net of tax		(32,035)	(3,802,434)	10,714,679	3,065,711

Total comprehensive income/(loss) for the year		5,952,961	14,870,091	(7,191,266)	(2,057,594)

MOL GLOBAL, INC.

(Incorporated in the Cayman Islands)

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND

OTHER COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31, 2014 (CONTINUED)

	Note	2012	2013	2014	2014
		MYR	MYR	MYR	USD

Profit/(Loss) for the year attributable to:
Owners of the Company		4,717,192	12,006,984	(21,600,213)	(6,180,320)
Non-controlling interests		1,267,804	6,665,541	3,694,268	1,057,015

		5,984,996	18,672,525	(17,905,945)	(5,123,305)

Total comprehensive income/(loss) for the year attributable to:
Owners of the Company		4,685,157	9,495,453	(10,901,235)	(3,119,102)
Non-controlling interests		1,267,804	5,374,638	3,709,969	1,061,508

		5,952,961	14,870,091	(7,191,266)	(2,057,594)

Earnings/(Loss) per share
Basic/Diluted (sen)	14	8.01	20.39	(35.28)	(10.09)

The accompanying notes form an integral part of the financial statements.

MOL GLOBAL, INC.

(Incorporated in the Cayman Islands)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2014

	Note	2012	2013	2014	2014
		MYR	MYR	MYR	USD

ASSETS
Non-current assets
Property, plant and equipment	15	6,916,227	8,653,391	11,175,815	3,197,658
Investment property	16	2,420,095	2,393,789	2,367,484	677,392
Investment in associates	18	170,342	78,100	88,793	25,406
Other investment	19	1	1	1	—
Development expenditure	20	4,487,698	5,186,445	6,558,836	1,876,634
Intangible assets	21	62,420,414	138,889,238	164,407,675	47,040,822
Finance lease receivables	22	243,109	506,871	459,428	131,453
Deferred tax assets	23	220,596	203,300	1,293,913	370,219
Available-for-sale financial assets	24	—	—	806,627	230,794
Other receivables, deposits and prepaid expenses	27	—	—	1,081,930	309,565

Total non-current assets		76,878,482	155,911,135	188,240,502	53,859,943

Current assets
Inventories	25	23,329,201	23,692,531	23,842,415	6,821,864
Trade receivables	26	26,272,966	33,820,107	58,300,667	16,681,164
Other receivables, deposits and prepaid expenses	27	9,798,318	14,009,186	25,021,155	7,159,129
Amount due from associates	28	1,208,124	216,848	—	—
Amount due from other related parties	28	2,008,076	584,951	959,623	274,570
Finance lease receivables	22	35,233	65,506	99,240	28,395
Cash and bank balances	29	32,086,291	49,729,488	150,570,805	43,081,775
Restricted cash	29	2,552,389	4,832,435	34,392,659	9,840,532
Tax recoverable		105,779	56,175	—	—

Total current assets		97,396,377	127,007,227	293,186,564	83,887,429

Total assets		174,274,859	282,918,362	481,427,066	137,747,372

MOL GLOBAL, INC.

(Incorporated in the Cayman Islands)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2014 (CONTINUED)

	Note	2012	2013	2014	2014
		MYR	MYR	MYR	USD

EQUITY AND LIABILITIES
Capital and reserves
Share capital	30	9,816,220	9,816,220	38,059,243	10,889,626
Treasury shares	31	—	—	(11,638,425)	(3,330,021)
Reserves	31	15,129,194	24,624,647	247,283,984	70,753,644

Equity attributable to owners of the Company		24,945,414	34,440,867	273,704,802	78,313,249
Non-controlling interests		14,815,486	30,620,230	15,391,044	4,403,732

Total equity		39,760,900	65,061,097	289,095,846	82,716,981

Non-current liabilities
Borrowings	32	3,752,700	3,383,872	3,025,934	865,789
Pension liabilities	37	423,135	94,636	602,920	172,509
Deferred tax liabilities	23	5,866,336	9,658,469	9,752,755	2,790,488

Total non-current liabilities		10,042,171	13,136,977	13,381,609	3,828,786

Current liabilities
Trade payables	34	32,277,734	48,009,555	82,342,742	23,560,155
Other payables and accrued expenses	35	15,216,127	22,291,606	30,311,041	8,672,687
Derivative financial liabilities	36	—	26,164,107	1,202,000	343,920
Amount due to other related parties	28	17,853,907	30,747,913	602,486	172,385
Borrowings	32	51,689,921	69,630,994	52,708,110	15,081,004
Deferred revenue	39	5,784,010	6,296,993	11,122,133	3,182,298
Tax liabilities		1,650,089	1,579,120	661,099	189,156

Total current liabilities		124,471,788	204,720,288	178,949,611	51,201,605

Total liabilities		134,513,959	217,857,265	192,331,220	55,030,391

Total equity and liabilities		174,274,859	282,918,362	481,427,066	137,747,372

The accompanying notes form an integral part of the financial statements.

MOL GLOBAL, INC.

(Incorporated in the Cayman Islands)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2014

	Non-distributable							Distributable
	Issued capital	Share premium	Treasury shares	Capital contribution reserve	Share options reserve	Investment revaluation reserve	Foreign currency translation reserve	Retained earnings/ (Accumulated losses)	Equity attributable to owners of the Company	Non-controlling interests	Total equity
	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR

As of January 1, 2012	9,816,220	2,954,189	—	—	—	—	180,430	7,554,862	20,505,701	403,053	20,908,754
Profit for the year	—	—	—	—	—	—	—	4,717,192	4,717,192	1,267,804	5,984,996
Other comprehensive loss for the year, net of tax	—	—	—	—	—	—	(32,035)	—	(32,035)	—	(32,035)
Transactions with owners, recognized directly in equity:
Changes in ownership with no loss of control	—	—	—	—	—	—	—	(245,444)	(245,444)	245,444	—
Additional non-controlling interests arising on the acquisition of subsidiaries (Note 42)	—	—	—	—	—	—	—	—	—	13,299,285	13,299,285
Dividends paid to non-controlling interests	—	—	—	—	—	—	—	—	—	(400,100)	(400,100)

As of December 31, 2012	9,816,220	2,954,189	—	—	—	—	148,395	12,026,610	24,945,414	14,815,486	39,760,900

MOL GLOBAL, INC.

(Incorporated in the Cayman Islands)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2014 (CONTINUED)

	Non-distributable							Distributable
	Issued capital	Share premium	Treasury shares	Capital contribution reserve	Share options reserve	Investment revaluation reserve	Foreign currency translation reserve	Retained earnings/ (Accumulated losses)	Equity attributable to owners of the Company	Non-controlling interests	Total equity
	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR

As of January 1, 2013	9,816,220	2,954,189	—	—	—	—	148,395	12,026,610	24,945,414	14,815,486	39,760,900
Profit for the year	—	—	—	—	—	—	—	12,006,984	12,006,984	6,665,541	18,672,525
Other comprehensive (loss)/income for the year, net of tax	—	—	—	—	—	—	(2,622,975)	111,444	(2,511,531)	(1,290,903)	(3,802,434)
Transactions with owners, recognized directly in equity:
Additional non-controlling interests arising on the acquisition of subsidiaries (Note 42)	—	—	—	—	—	—	—	—	—	13,753,653	13,753,653
Incorporation of new subsidiaries	—	—	—	—	—	—	—	—	—	779,795	779,795
Dividends paid to non-controlling interests	—	—	—	—	—	—	—	—	—	(4,103,342)	(4,103,342)

As of December 31, 2013	9,816,220	2,954,189	—	—	—	—	(2,474,580)	24,145,038	34,440,867	30,620,230	65,061,097

MOL GLOBAL, INC.

(Incorporated in the Cayman Islands)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2014 (CONTINUED)

	Non-distributable							Distributable
	Issued capital	Share premium	Treasury shares	Capital contribution reserve	Share options reserve	Investment revaluation reserve	Foreign currency translation reserve	Retained earnings/ (Accumulated losses)	Equity attributable to owners of the Company	Non-controlling interests	Total equity
	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR

As of January 1, 2014	9,816,220	2,954,189	—	—	—	—	(2,474,580)	24,145,038	34,440,867	30,620,230	65,061,097
Loss for the year	—	—	—	—	—	—	—	(21,600,213)	(21,600,213)	3,694,268	(17,905,945)
Other comprehensive income for the year, net of tax	—	—	—	—	—	15,258	10,681,785	1,935	10,698,978	15,701	10,714,679
Transactions with owners, recognized directly in equity:
Additional non-controlling interests arising on the acquisition of subsidiaries (Note 42)	—	—	—	—	—	—	—	—	—	8,781,543	8,781,543
Issuance of new shares through Initial Public Offering (Note 30)	24,573,354	282,593,564	—	—	—	—	—	—	307,166,918	—	307,166,918
Treasury shares	—	—	(11,638,425)	—	—	—	—	—	(11,638,425)	—	(11,638,425)
Initial Public Offering related expenses	—	(25,170,755)	—	—	—	—	—	—	(25,170,755)	—	(25,170,755)
Issuance of shares for the acquisition of non-controlling interests (Note 30)	3,463,513	42,705,293	—	—	—	—	—	(85,209,079)	(39,040,273)	(20,445,677)	(59,485,950)
Issuance of shares on redemption of promissory notes (Note 30)	206,156	2,541,959	—	—	—	—	—	—	2,748,115	—	2,748,115
Capital contribution recognized for share-based compensation reserve	—	—	—	7,602,686	—	—	—	—	7,602,686	—	7,602,686
Share options reserve	—	—	—	—	8,131,420	—	—	—	8,131,420	—	8,131,420
Effect of restructuring of non- controlling shareholders	—	—	—	—	—	—	—	365,484	365,484	(365,484)	—
Disposal of a subsidiary (Note 43)	—	—	—	—	—	—	—	—	—	(440,802)	(440,802)
Capital contribution from non- controlling interests	—	—	—	—	—	—	—	—	—	914,308	914,308
Dividends paid to non-controlling interests	—	—	—	—	—	—	—	—	—	(7,383,043)	(7,383,043)

As of December 31, 2014	38,059,243	305,624,250	(11,638,425)	7,602,686	8,131,420	15,258	8,207,205	(82,296,835)	273,704,802	15,391,044	289,095,846

(Forward)

	Non-distributable							Distributable
	Issued capital	Share premium	Treasury shares	Capital contribution reserve	Share options reserve	Investment revaluation reserve	Foreign currency translation reserve	Retained earnings/ (Accumulated losses)	Equity attributable to owners of the Company	Non-controlling interests	Total equity
	USD	USD	USD	USD	USD	USD	USD	USD	USD	USD	USD

As of December 31, 2014	10,889,626	87,446,137	(3,330,021)	2,175,304	2,326,587	4,366	2,348,271	(23,547,021)	78,313,249	4,403,732	82,716,981

The accompanying notes form an integral part of the financial statements.

MOL GLOBAL, INC.

(Incorporated in the Cayman Islands)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2014

	Note	2012	2013	2014	2014
		MYR	MYR	MYR	USD

CASH FLOWS FROM OPERATING ACTIVITIES
Profit/(Loss) before tax		9,410,945	19,828,166	(17,269,022)	(4,941,067)
Adjustments for:
Depreciation and amortisation expenses	9	6,922,919	20,555,751	24,363,145	6,970,857
Impairment loss on:
Trade and other receivables		—	553,327	1,263,062	361,391
Inventories		—	—	468,200	133,963
Share of results of associates		4,876	13,259	104,489	29,897
(Gain)/loss on disposal of property, plant and equipment		(8,369)	697	(1,380)	(395)
Property, plant and equipment written off		—	77,419	7,951	2,275
Bad debts written off		—	13,671	196,424	56,201
Inventory written off		—	709,515	5,017	1,435
Intangible assets written off		—	70,520	58,077	16,617
Effect of remeasurement of equity interest in associates		1,570,507	—	—	—
Bargain purchase gain		—	—	(17,964)	(5,140)
Unrealised (gain)/loss on foreign exchange		—	(390,959)	3,405,931	974,515
Interest income		(447,809)	(800,794)	(1,462,334)	(418,407)
Derivative fair value adjustment		—	3,039,980	(3,736,076)	(1,068,977)
Interest expense		2,901,420	5,086,045	5,987,252	1,713,091
Impairment loss no longer required:
Trade receivables		—	—	(93,110)	(26,641)
Inventories		—	—	(41,945)	(12,001)

MOL GLOBAL, INC.

(Incorporated in the Cayman Islands)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2014 (CONTINUED)

	2012	2013	2014	2014
	MYR	MYR	MYR	USD

Development expenditure written off	—	—	176,231	50,424
Gain on disposal of subsidiary	—	—	(87,437)	(25,018)
Gain on disposal of an associate	—	—	(140,433)	(40,181)
Share-based compensation expense	—	—	15,670,289	4,483,631

	20,354,489	48,756,597	28,856,367	8,256,470

(Increase)/Decrease in:
Finance lease receivables	(26,317)	(294,035)	13,709	3,923
Inventories	(3,728,059)	1,254,881	(974,181)	(278,735)
Trade receivables, other receivables, deposits and prepaid expenses	4,709,351	1,739,493	(22,852,324)	(6,538,576)

Increase in:
Trade payables, other payables and accrued expenses	7,087,444	11,580,413	26,509,875	7,585,086
Amount due to other related parties	72,160	27,584	263,520	75,399
Deferred revenue	2,830,245	512,983	1,708,562	488,859

Cash Generated From Operations	31,299,313	63,577,916	33,525,528	9,592,426
Interest paid	(2,901,420)	(5,086,045)	(5,987,252)	(1,713,091)
Income tax paid	(4,506,955)	(4,520,901)	(6,691,626)	(1,914,628)

Net Cash From Operating Activities	23,890,938	53,970,970	20,846,650	5,964,707

(Forward)

MOL GLOBAL, INC.

(Incorporated in the Cayman Islands)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2014 (CONTINUED)

	Note	2012	2013	2014	2014
		MYR	MYR	MYR	USD

CASH FLOWS USED IN INVESTING ACTIVITIES
Increase in restricted fixed deposits		(1,798,958)	(2,280,046)	(29,560,224)	(8,457,861)
Interest received		447,809	800,794	1,462,334	418,407
Purchase of property, plant and equipment		(2,719,400)	(3,260,636)	(5,625,486)	(1,609,581)
Proceeds from disposal of property, plant and equipment		230,674	88,787	4,236	1,212
Proceeds from disposal of intangible assets		—	74,496	—	—
Purchase of intangible assets		(1,297,991)	(9,075,227)	(1,070,605)	(306,325)
Development expenditure incurred		(2,557,813)	(2,511,331)	(3,427,458)	(980,675)
Proceeds from disposal of a subsidiary	43	—	—	346,229	99,065
Proceeds from sales of associate		—	—	285,539	81,699
Purchase of available-for-sale financial assets		—	—	(791,369)	(226,429)
Acquisition of associates		(175,218)	—	—	—
Subscription of new shares in associate		—	—	(219,000)	(62,661)
Acquisition of subsidiaries	42	4,608,182	(44,403,871)	(20,943,750)	(5,992,489)

Net Cash Used In Investing Activities		(3,262,715)	(60,567,034)	(59,539,554)	(17,035,638)

(Forward)

MOL GLOBAL, INC.

(Incorporated in the Cayman Islands)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2014 (CONTINUED)

	2012	2013	2014	2014
	MYR	MYR	MYR	USD

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of new shares	—	—	281,996,163	80,685,597
Payments for the acquisition of non-controlling interests	—	—	(81,914,053)	(23,437,497)
Payments for treasury shares	—	—	(11,638,425)	(3,330,021)
Repayments of finance lease payables	(129,163)	(1,211,750)	(1,357,871)	(388,518)
Proceeds from borrowings	7,301,043	17,313,195	34,000,000	9,728,183
Repayment of borrowings	—	—	(51,176,083)	(14,642,656)
Repayment of amount due to other related parties	(438,203)	15,280,823	(30,016,578)	(8,588,435)
Dividends paid to non-controlling interests	(400,100)	(4,103,342)	(7,413,043)	(2,121,042)
Capital contribution from non-controlling interests	—	—	914,308	261,605

Net Cash From Financing Activities	6,333,577	27,278,926	133,394,418	38,167,216

(Forward)

MOL GLOBAL, INC.

(Incorporated in the Cayman Islands)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2014 (CONTINUED)

	Note	2012	2013	2014	2014
		MYR	MYR	MYR	USD

NET INCREASE IN CASH AND CASH EQUIVALENTS DURING THE YEAR		26,961,800	20,682,862	94,701,514	27,096,285

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		5,409,568	32,086,291	49,729,488	15,494,466

EFFECT ON EXCHANGE RATE CHANGES		(285,077)	(3,039,665)	6,139,803	491,024

CASH AND CASH EQUIVALENTS AT END OF YEAR	38	32,086,291	49,729,488	150,570,805	43,081,775

Note: Purchase of property, plant and equipment is financed through:
		2012	2013	2014	2014
		MYR	MYR	MYR	USD

Cash		2,719,400	3,260,636	5,625,486	1,609,581
Finance lease		2,160,936	1,470,800	1,253,132	358,550

		4,880,336	4,731,436	6,878,618	1,968,131

Note: Acquisition of non-controlling interests is financed through:
		2012	2013	2014	2014
		MYR	MYR	MYR	USD

Cash		—	—	81,914,053	23,437,497
Issuance of shares (Note 30)		—	—	3,463,513	990,991

		—	—	85,377,566	24,428,488

The accompanying notes form an integral part of the financial statements.

MOL GLOBAL, INC.

(Incorporated in the Cayman Islands)

CONSOLIDATED NOTES TO THE FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

MOL Global, Inc. (the “Company”) is an exempted company incorporated in the Cayman Islands with limited liability on February 20, 2014 for the purpose of holding interest in various affiliated companies including pre-existing entities under common control.

The principal activities of the Group and its subsidiaries are in the area of internet media, e-commerce utilizing internet-connected physical outlets as e-distribution and e-payment centres and the provision of e-Solution services.

There have been no significant changes in the nature of the principal activities of its subsidiaries during the year other than the acquisition of new subsidiaries and the disposal of a subsidiary.

The registered office of the Company is located at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. In addition, the Company has local offices in Malaysia, Thailand, Northern Cyprus, Turkey, the Philippines, Singapore, Vietnam, Indonesia, the United States, Australia, Taiwan and Brazil.

The principal place of business of the Company is located at Lot 7.03 & 8.03, Level 7&8, Berjaya Times Square, No.1 Jalan Imbi, 55100 Kuala Lumpur.

Reorganization

The Company is the parent of MOL AccessPortal Sdn Bhd (“MOLAP”) following the completion of the acquisition by the Company of 83,437,870 ordinary shares of Malaysian Ringgit Sen Ten each (MYR0.10) in MOLAP from MOL Ventures Pte. Ltd. (previously known as MOL Global Pte. Ltd.), representing eighty five per cent (85%) of the issued and paid-up capital of MOLAP on April 16, 2014. The consideration was satisfied by the Company by way of the allotment and issuance of 50,062,722 new ordinary shares of 1 United States Dollar (USD1) each in the Company to MOL Ventures Pte. Ltd.. The remaining 14,724,330 shares representing 15% equity interest of MOLAP were sold by MOL Ventures Pte. Ltd to Sultan Ibrahim of the State of Johor (“Sultan Ibrahim”) in February 2014 and, accordingly, on May 8, 2014, Sultan Ibrahim’s 15% equity interest of MOLAP was swapped into 15% equity interest of the Company equivalent to a total of 8,834,598 new ordinary shares of 1 United States Dollar (USD1) each.

MOLAP is a holding company of various MOL subsidiaries worldwide (see Note 17). MOLAP and MOL Global, Inc. are under common control before and after the reorganization, therefore merger accounting was applied. Accordingly, the consolidated financial statements are presented as if the group structure under the reorganization has been in existence since the beginning of the periods presented.

Initial Public Offering

On October 9, 2014, the Company has successfully launched its initial public offering of 13,500,000 American Depositary Shares (ADSs), and began trading on the NASDAQ Global Market. The ADSs, consisting of 7,485,030 ADSs, was offered by the Company and 6,014,970 ADSs was offered by certain selling shareholders to the public at USD12.50 (MYR40.6) per ADS. Each ADSs represented one ordinary share of the Company under the symbol “MOLG.”

2.	Application of new and revised International Financial Reporting Standards (IFRSs)

New and revised IFRSs affecting amounts reported and/or disclosures in the financial statements

In the current year, the Group has applied a number of new and revised IFRSs and Amendments issued by the International Accounting Standards Board (“IASB”) that are mandatorily effective for an accounting period that begins on or after January 1, 2014 as follows:

Amendments to IFRS 10, IFRS 12 and IAS 27	Consolidated Financial Statements. Disclosure of Interests in Other Entities and Separate Financial Statements - Investment Entities
Amendments to IAS 32	Financial Instruments: Presentation (Amendments relating to Offsetting Financial Assets and Financial Liabilities)
Amendments to IAS 36	Impairment of Assets (Amendments relating to Recoverable Amounts Disclosures for Non-Financial Assets)
Amendments to IAS 39	Financial Instruments: Recognition and Measurement (Amendments relating to Novation of Derivatives and Continuation of Hedge Accounting)
IFRIC 21	Levies

The adoption of these new and revised IFRSs have not affected the amounts reported in the consolidated financial statements of the Group for the current year and prior period.

Standards and Amendments in issue but not yet effective

At the date of authorisation for issue of these consolidated financial statements, the new and revised Standards and Amendments relevant to the Group which were in issue but not yet effective and not early adopted by the Group are as listed below:

IFRS 9	Financial Instruments[6]
IFRS 14	Regulatory Deferral Accounts[4]
IFRS 15	Revenue from Contracts with Customers[5]
Amendments to IAS 1	Disclosure Initiative[3]
Amendments to IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortisation[3]
Amendments to IAS 16 and IAS 41	Agriculture: Bearer Plants[3]
Amendments to IAS 19	Defined Benefit Plans: Employee Contributions[1]
Amendments to IAS 27	Equity Method in Separate Financial Statements[3]
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[3]
Amendments to IFRS 11	Accounting for Acquisitions of Interests in Joint Operations[3]
Amendments to IFRS 10, IFRS12 and IAS 28	Investment Entities: Applying the Consolidation Exception[3]

Amendments to IFRSs contained in the document entitled Annual Improvements 2010 - 2012 cycle2

Amendments to IFRSs contained in the document entitled Annual Improvements to IFRSs 2011 - 2013 Cycle1

Amendments to IFRSs contained in the document entitled Annual Improvements to IFRSs 2012 - 2014 Cycle3

[1]	Effective for annual periods beginning on or after July 1, 2014
[2]	Effective for annual periods beginning on or after July 1, 2014, with limited exception
[3]	Effective for annual periods beginning on or after January 1, 2016
[4]	Effective for first annual IFRS financial statements beginning on or after January 1, 2016
[5]	Effective for annual periods beginning on or after January 1, 2017
[6]	Effective for annual periods beginning on or after January 1, 2018

The Directors anticipate that the abovementioned Standards and Amendments will be adopted in the financial statements of the Group when they become effective and that the adoption of these Standards and Amendments will have no material impact on the financial statements of the Group except for the application of IFRS 9 and 15 which may have impact on the disclosure as described below.

IFRS 9 Financial Instruments

IFRS 9 issued in November 2009 introduced new requirements for the classification and measurement of financial assets. IFRS 9 was subsequently amended in October 2010 to include requirements for the classification and measurement of financial liabilities and for derecognition, and in November 2013 to include the new requirements for general hedge accounting. Another revised version of IFRS 9 was issued in July 2014 mainly to include a) impairment requirements for financial assets and b) limited amendments to the classification and measurement requirements by introducing a ‘fair value through other comprehensive income’ (FVTOCI) measurement category for certain simple debt instruments.

Key requirements of IFRS 9:

•	all recognised financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement are required to be subsequently measured at amortised cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortised cost at the end of subsequent accounting periods. Debt instruments that are held within a business model whose objective is achieved both by collecting contractual cash flows and selling financial assets, and that have contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, are measured at FVTOCI. All other debt investments and equity investments are measured at their fair value at the end of subsequent accounting periods. In addition, under IFRS 9, entities may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognised in profit or loss.

•	with regard to the measurement of financial liabilities designated as at fair value through profit or loss, IFRS 9 requires that the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is presented in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. Under IAS 39, the entire amount of the change in the fair value of the financial liability designated as fair value through profit or loss is presented in profit or loss.

•	in relation to the impairment of financial assets, IFRS 9 requires an expected credit loss model, as opposed to an incurred credit loss model under IAS 39. The expected credit loss model requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in credit risk since initial recognition. In other words, it is no longer necessary for a credit event to have occurred before credit losses are recognised.

•	the new general hedge accounting requirements retain the three types of hedge accounting mechanisms currently available in IAS 39. Under IFRS 9, greater flexibility has been introduced to the types of transactions eligible for hedge accounting, specifically broadening the types of instruments that qualify for hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting. In addition, the effectiveness test has been overhauled and replaced with the principle of an ‘economic relationship’. Retrospective assessment of hedge effectiveness is also no longer required. Enhanced disclosure requirements about an entity’s risk management activities have also been introduced.

The Directors of the Group anticipate that the application of IFRS 9 in the future may have a material impact on amounts reported in respect of the Group’s financial assets and financial liabilities. However, it is not practicable to provide a reasonable estimate of the effect of IFRS 9 until the Group undertakes a detailed review.

IFRS 15 Revenue from Contracts with Customers

In May 2014, IFRS 15 was issued which establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. IFRS 15 will supersede the current revenue recognition guidance including IAS 18 Revenue, IAS 11 Construction Contracts and the related Interpretations when it becomes effective. The core principle of IFRS 15 is that an entity should recognise revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Specifically, the Standard introduces a 5-step approach to revenue recognition:

•	Step 1: Identify the contract(s) with a customer.

•	Step 2: Identify the performance obligations in the contract.

•	Step 3: Determine the transaction price.

•	Step 4: Allocate the transaction price to the performance obligations in the contract.

•	Step 5:Recognise revenue when (or as) the entity satisfies a performance obligation.

Under IFRS 15, an entity recognises revenue when (or as) a performance obligation is satisfied, i.e. when ‘control’ of the goods or services underlying the particular performance obligation is transferred to the customer. Far more prescriptive guidance has been added in IFRS 15 to deal with specific scenarios. Furthermore, extensive disclosures are required by IFRS 15.

The Directors of the Group anticipate that the application of IFRS 15 in the future may have a material impact on the amounts reported and disclosures made in the Group’s consolidated financial statements. However, it is not practicable to provide a reasonable estimate of the effect of IFRS 15 until the Group performs a detailed review.

3	SIGNIFICANT ACCOUNTING POLICIES

3.1	Statement of Compliance

The consolidated financial statements have been prepared in accordance with IFRS issued by the IASB.

3.2	Basis of Preparation

The consolidated financial statements of the Group have been prepared under the historical cost convention unless otherwise indicated in this summary of accounting policies. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2, leasing transaction that are within the scope of IAS 17, and measurements that have some similarities to fair value but are not fair value, such as net realisable value in IAS 2 or value-in-use in IAS 36.

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described in Note 44.

The principal accounting policies are set out below.

3.3	Basis of Consolidation

The consolidated financial statements incorporate the financial statements of the Group and entities controlled by the Group (its subsidiaries). Control is achieved when the Company:

•	has power over the investee;

•	is exposed, or has rights, to variable returns from its involvement with the investee; and

•	has the ability to use its power to affect its returns.

The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally.

The Company considers all relevant facts and circumstances in assessing whether or not the Company’s voting rights in an investee are sufficient to give it power, including:

•	the size of the Company’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

•	potential voting rights held by the Company, other vote holders or other parties;

•	rights arising from other contractual arrangements; and

•	any additional facts and circumstances that indicate that the Company has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of profit or loss and other comprehensive income from the date the Company gains control until the date when the Company ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Company and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

Non-controlling interests in subsidiaries are identified separately from the Group’s equity therein. The interests of non-controlling shareholders may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the fair value of the acquiree’s identifiable net assets.

The choice of measurement basis is made on an acquisition-by-acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity. Total comprehensive income is attributed to non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Changes in the Group’s ownership interests in subsidiaries that do not result in a loss of control are accounted for as equity transactions. The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interest in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of consideration paid or received is recognized directly in equity and attributed to owners of the Company.

When the Group loses control of a subsidiary, a gain or loss is recognized in profit or loss and is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. All amounts previously recognized in other comprehensive income in relation to that subsidiary are accounted for as if the Group had directly disposed of the related assets or liabilities of the subsidiary (i.e. reclassified to profit or loss or transferred to another category of equity as specified/permitted by applicable IFRSs). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IAS 39, when applicable, the cost on initial recognition of an investment in an associate.

3.4	Business Combinations

Acquisition of subsidiaries and businesses are accounted for using the acquisition method. The consideration for each acquisition is measured at the aggregate of the fair values (at the date of exchange) of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree. Acquisition-related costs are generally recognized in profit or loss as incurred.

Where a business combination is achieved in stages, the Group’s previously held interests in the acquired entity are remeasured to fair value at the acquisition date (i.e. the date the Group attains control) and the resulting gain or loss, if any, is recognized in profit or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to profit or loss, where such treatment would be appropriate if that interest were disposed of.

The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 (revised) are recognized at their fair value at the acquisition date, except that:

•	deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements are recognized and measured in accordance with IAS 12 Income Taxes and IAS 19 Employee Benefits respectively;

•	liabilities or equity instruments related to the replacement by the Group of an acquiree’s share-based payment awards are measured in accordance with IFRS 2 Share-based Payment; and

•	assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with that Standard.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (see below), or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognized as of that date.

The measurement period is the period from the date of acquisition to the date the Group obtains information about facts and circumstances that existed as of the acquisition date - and is subject to a maximum of one year.

3.4.1	Merger Accounting for Business Combinations Involving Entities Under Common Control

The consolidated financial statements incorporate the financial statements items of the combining entities or businesses in which the common control combination occurs as if they had been combined from the date when the combining entities or businesses first came under the common control of the controlling party.

The assets and liabilities of the combining entities or businesses are consolidated using the existing book values. No amount is recognized in respect of goodwill or excess of acquirer’s interest in the net fair value of acquiree’s identifiable assets, liabilities and contingent liabilities over cost at the time of common control combination, to the extent of the continuation of the controlling party’s interest.

The consolidated statements of profit or loss and other comprehensive income include the results of each of the combining entities or businesses from the earliest date presented or since the date when the combining entities or businesses first came under the common control, where this is a shorter period, regardless of the date of the common control combination.

The comparative amounts in the consolidated financial statements are presented as if the entities or businesses had been combined at the end of the previous reporting period or when they first came under common control, whichever is shorter.

3.5	Goodwill

Goodwill arising in a business combination is recognized as an asset at the date that control is acquired (the acquisition date). Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed.

If, after reassessment, the Group’s interest in the fair value of the acquiree’s identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held equity interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

3.6	Impairment of Goodwill

Goodwill is not amortized but is reviewed for impairment at least annually. For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash-generating units expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognized for goodwill is not reversed in a subsequent period.

3.7	Investment in Associates

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated statement of financial position at cost as adjusted for post-acquisition changes in the Group’s share of the net assets of the associate, less any impairment in the value of individual investments. Losses of an associate in excess of the Group’s interest in that associate (which includes any long-term interests that, in substance, form part of the Group’s net investment in the associate) are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.

On acquisition of an investment in associate, any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate recognized at the date of acquisition is recognized as goodwill. The goodwill is included within the carrying amount of the investment and is assessed for impairment as part of that investment. Any excess of the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in profit or loss in the period in which the investment is acquired.

The requirements of IAS 39 are applied to determine whether it is necessary to recognize any impairment loss with respect to the Group’s investment in associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. Any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

The Group discontinues the use of the equity method from the date when the investment ceases to be an associate, or when the investment is classified as held for sale. When the Group retains an interest in the former associate and the retained interest is a financial asset, the Group measures the retained interest at fair value at that date and the fair value is regarded as its fair value on initial recognition in accordance with IAS 39. The difference between the carrying amount of the associate at the date the equity method was discontinued, and the fair value of any retained interest and any proceeds from disposing of a part interest in the associate is included in the determination of the gain or loss on disposal of the associate. In addition, the Group accounts for all amounts previously recognized in other comprehensive income in relation to that associate on the same basis as would be required if that associate had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by that associate would be reclassified to profit or loss on the disposal of the related assets or liabilities, the Group reclassifies the gain or loss from equity to profit or loss (as a reclassification adjustment) when the equity method is discontinued.

When the Group reduces its ownership interest in an associate but the Group continues to use the equity method, the Group reclassifies to profit or loss the proportion of the gain or loss that had previously been recognized in other comprehensive income relating to that reduction in ownership interest if that gain or loss would be reclassified to profit or loss on the disposal of the related assets or liabilities.

Where a group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group’s interest in the relevant associate.

3.8	Revenue Recognition

Revenue is recognized when it is probable that the economic benefits associated with the transaction will flow to the Group and the revenue can be measured reliably. Revenue is measured at the fair value of consideration received or receivable.

(i)	MOLPoints

The Group earns revenue through sale of MOLPoints. Revenue from MOLPoints is recognized upon the end-user’s redemption of the MOLPoints for the online purchase of goods. The Group does not refund redeemed MOLPoints as a matter of policy or practice. MOLPoints that have been sold but not yet redeemed at the reporting date are recognized as deferred revenue. MOLPoints that have been sold out but not deposited to a MOLPoints account and remain unredeemed for 5 years following the date of sale will expire and are then recognized as revenue in the year of expiration and are not refundable to end-users. MOLPoints purchased by end-users and deposited in MOLPoints accounts are refundable (i) when an end-users terminates a MOLPoints account; or (ii) in accordance with the Malaysian Unclaimed Moneys Act 1965 pursuant to which the balance in a MOLPoints account that has been dormant for a consecutive period of 7 years is transferred to the Malaysian Registrar of Unclaimed Moneys, in which case the end-user may request a refund from the Registrar of Unclaimed Moneys.

(ii)	MOLReloads

The Group earns revenue from sale of prepaid mobile airtime which is recognized upon transfer of the significant risks and rewards of ownership of goods to the end users which occurs upon the sale of a mobile airline voucher to an end-user. Sold mobile airtime vouchers are not refundable as a matter of policy or practice.

(iii)	MOLPay

Revenue is based on commission and merchant fees. Commission fees are recognized when merchants’ transaction is completed. Merchant fees are recognized when a contract had been signed for the registration of a merchant in the payment system and the fee set forth in the contract becomes payable.

(iv)	MMOG Asia

The Group provides web game services through its gaming portal MMOG Asia and generates revenue from selling virtual goods online, which are used by end users within online games. Game players are given access to MMOG.asia’s online games free of charge but are charged for digital goods sold during game play. The fees paid by the Group to game developers comprise (i) an upfront fee, which is payable upon entering into a license agreement with a game developer, recorded as intangible assets in the financial statements and amortized over the term of the exclusive license, which is typically between three and five years; and (ii) a continuous revenue share (or royalty), which is equal to a percentage of the total game point utilization and payable throughout the term of the license. The fees that the Group retain under the license are based on the amount of consideration generated from sales of in-game virtual goods above the royalty fee to which game developers are entitled.

MMOG.asia players purchase game points in exchange for MCoins. MCoins is a virtual currency operated by MMOG.asia to facilitate purchases of virtual goods in games operated on MMOG.asia’s platform. While MMOG.asia does not accept any currency other than MCoins in exchange for game points, MCoins can be purchased using MOLPoints or cash. MCoins are not refundable as a matter of policy or practice except in accordance with the Malaysian Unclaimed Moneys Act 1965 pursuant to which the balance in an MMOG.asia account that has been dormant for a consecutive period of seven years is transferred to the Malaysian Registrar of Unclaimed Moneys, in which case the end-user may request a refund from the Registrar of Unclaimed Moneys.

The revenue from the sale of virtual goods is deferred over the estimated consumption period of in-game virtual goods, which is typically within a short period of time after purchase of in-game credits. Sold virtual goods are not refundable after they have been consumed as a matter of policy or practice. For games which have not attained popularity and are discontinued, advance notice is given to players one month before discontinuation and top-up of game points related to the games is disallowed before discontinuation. To date, we have never been required to pay cash refunds to game players or game developers as a result of the discontinuation of a game, or for any other reason.

The Group recognizes non-refundable upfront fee upon the performance of obligation to provide technical support during game installation and establishment of the server to host the game in connection with the sale of game distribution right. Subsequent to the completion of such services, the Group is not obliged to provide any technical support, and customer does not have any right of recourse in the event that developer fails to fulfill its obligations.

The Group determines whether it is acting as a principal or an agent by considering who is the primary obligor of its arrangements and on whether it has discretion in setting prices to its customers. The Group concluded that it is acting as an agent in all its revenue arrangements.

(v)	Other income is recognized on the following basis:

•	Marketing fee is recognized at the time ads have been displayed in the Group’s online game portal or related services e.g., distribution of free game credits to gamers have been performed.

•	Interest income is recognized on an accrual basis by reference to the principal outstanding and at the effective interest rate applicable.

•	Rental income is recognized on a straight-line basis over the term of the lease.

3.9	Leases

(i)	Classification

A lease is recognized as a finance lease when it transfers substantially to the Group all the risks and rewards of ownership. All other leases are classified as operating leases.

(ii)	Finance Leases - The Group as Lessee

Assets acquired by way of finance leases are stated at amount equal to the lower of their fair values and the present value of the minimum lease payments at the inception date of the leases. The corresponding liability is included in the consolidated statements of financial position as borrowings. In calculating the present value of the minimum lease payments, the discount factor used is the interest rate implicit in the lease, when it is practicable to determine; otherwise, the Group’s incremental borrowing rate is used.

Lease payments are apportioned between the finance costs and the reduction of the outstanding liability. Finance costs, which represent the difference between the total leasing commitments and the fair value of the assets acquired, are recognized as an expense in profit or loss over the term of the relevant lease so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

(iii)	Finance Leases - The Group as Lessor

Leases in which substantially all of the risks and rewards of ownership are transferred to the lessee are classified as finance leases. Assets held pursuant to a finance lease are presented in the consolidated statements of financial position as receivable at an amount equal to the net investment in the lease. The recognition of finance income on the receivable is based on a pattern reflecting a constant periodic rate of return on the lessor’s net investment in the finance lease.

The Group leases MOLReloads terminals with its pre-installed proprietary software to certain retail outlets for the distribution of prepaid airtime and electronic pins.

(iv)	Operating Leases

Operating lease payments are recognized as an expense in profit or loss on a straight-line basis over the term of the relevant lease.

3.10	Foreign Currencies

The individual financial statements of each group entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each group entity are expressed in Malaysian Ringgit (“MYR”), which are the functional currency of the Company and the presentation currency for the consolidated financial statements.

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences are recognized in profit or loss in the period in which they arise except for exchange differences on transactions entered into in order to hedge certain foreign currency risks.

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Group’s foreign operations are expressed in MYR using exchange rates prevailing at the end of the reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity (attributed to non-controlling interests as appropriate).

On the disposal of a foreign operation (i.e. a disposal of the Group’s entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation, loss of joint control over a jointly controlled entity that includes a foreign operation, or loss of significant influence over an associate that includes a foreign operation), all of the accumulated exchange differences in respect of that operation attributable to the owners of the Company are reclassified to profit or loss. Any exchange differences on disposal of a subsidiary that includes a foreign operation, that have previously been attributed to non-controlling interests are derecognized, but they are not reclassified to profit or loss.

In the case of a partial disposal (i.e. no loss of control) of a subsidiary that includes a foreign operation, the proportionate share of accumulated exchange differences are re-attributed to non-controlling interests and are not recognized in profit or loss. For all other partial disposals (i.e. of associates not involving a change of accounting basis), the proportionate share of the accumulated exchange differences is reclassified to profit or loss.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate at the end of each reporting period. Exchange differences are recognized in other comprehensive income.

3.11	Employee Benefits

(i)	Short-Term Employee Benefits

Wages, salaries, paid annual leave, bonuses and social contributions are recognized in the year in which the associated services are rendered by employees of the Group. Short-term accumulating compensated absences such as paid annual leave are recognized when services rendered by the employees that increase their entitlement to future compensated absences. Short-term non-accumulating compensated absences such as sick leave are recognized when the absences occur.

(ii)	Defined Contribution Plans

Defined contribution plans are post-employment benefit plans under which the Group pay fixed contributions into separate entities or funds and will have no legal or constructive obligation to pay further contributions if any of the funds do not hold sufficient assets to pay all employee benefits relating to employee services in the current and preceding financial years. Such contributions are recognized as an expense in profit or loss as incurred. As required by law, companies in Malaysia make such contributions to the Employees Provident Fund (“EPF”).

Group’s foreign subsidiaries also make contributions to its country’s statutory pension schemes.

(iii)	Defined Benefit Plans

Defined benefit plans are post-employment benefit plans other than defined contribution plans. It defines the benefits that the employee will receive at the time of retirement in which the Group makes contribution to meet the costs of benefits defined in the plan.

Payments to defined contribution benefit plans are recognized as an expense when employees have rendered service entitling them to the contributions. The cost of providing benefits is determined using the projected unit credit method, with actuarial valuations being carried out at the end of each annual reporting period. Remeasurement, comprising actuarial gains and losses, the effect of the changes to the asset ceiling and the return on plan assets (excluding interest), is reflected immediately in the consolidated statements of financial position with a charge or credit recognized in other comprehensive income in the period in which they occur. Remeasurement recognized in other comprehensive income is reflected immediately in retained earnings and will not be reclassified to profit or loss. Past service cost is recognized in profit or loss in the period of a plan amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset. Defined benefit costs are categorized as follows:

•	Service cost (including current service cost, past service cost, as well as gains and losses on curtailments and settlements).

•	Net interest expense or income.

•	Remeasurement.

The Group presents the first two components of defined benefit costs in profit or loss in the line item employee expense. Curtailment gains and losses are accounted for as past service costs.

The pension liability recognized in the consolidated statements of financial position represents the actual deficit or surplus in the Group’s defined benefit plans. Any surplus resulting from this calculation is limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans.

A liability for a termination benefit is recognized at the earlier of when the entity can no longer withdraw the offer of the termination benefit and when the entity recognizes any related restructuring costs.

(iv)	Employee Share Options Scheme (“ESOS”)

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. Details regarding the determination of the fair value of equity-settled share based transactions are set out in Note 41.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of equity instruments that will eventually vest, with a corresponding increase in equity. At the end of each reporting period, the Group revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the share options reserve.

Management’s estimates of the fair value of share-based compensation awards involve highly complex and subjective estimates of the fair value of ordinary shares.

3.12	Income Taxes

Income tax expense represents the sum of the tax currently payable and deferred tax.

(i)	Current Tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit before tax as reported in the consolidated statements of profit or loss and other comprehensive income because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

(ii)	Deferred Tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences, unused tax losses and unused tax credits to the extent that it is probable that taxable profits will be available against which those deductible temporary differences, unused tax losses and unused tax credits can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associate, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expect, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

(iii)	Current and Deferred Tax for the Period

Current and deferred tax are recognized as an expense or income in profit or loss, except when they relate to items that are recognized outside profit or loss (whether in other comprehensive income or directly in equity), in which case the tax is also recognized outside profit or loss. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

3.13	Property, Plant and Equipment

All items of property, plant and equipment are initially recorded at cost. The cost of an item of plant and equipment is recognized as an asset if, and only if, it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably.

Subsequent to recognition, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Repair and maintenance costs are recognized in profit or loss as incurred.

Freehold land is not depreciated. Depreciation of property, plant and equipment is provided for on a straight-line basis to write off the cost of each asset to its residual value over the estimated useful life, at the following annual rates:

Buildings	5%
Computer equipment and software	33%
Furniture, fittings and office equipment	10% - 20%
Renovation	20%
Motor vehicles	20%

The residual values, useful lives and depreciation method are reviewed at each financial year end to ensure that the amount, method and period of depreciation are consistent with previous estimates and the expected pattern of consumption of the future economic benefits embodied in the items of plant and equipment. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

The carrying amount of an item of property, plant and equipment is derecognized on disposal or when no future economic benefits are expected from its use or disposal. The difference between the net disposal proceeds, if any, and the carrying amount is included in profit or loss.

Computer software for a computer-controlled machine tool that cannot operate without specific software (i.e. integral part of the related hardware) is classified as property, plant and equipment. When the software is not an integral part of the related hardware, such computer software is classified as intangible assets.

3.14	Borrowing Costs

Borrowing costs are recognized in profit or loss in the period in which they are incurred.

3.15	Investment Property

Investment property, which is property held to earn rentals and/or for capital appreciation, is stated at cost less accumulated depreciation and provision for any impairment loss. The investment property is depreciated on a straight line basis to write off the cost over its estimated remaining useful life of 40 years.

Investment property is derecognized when either it has been disposed of or when the investment property is permanently withdrawn from use and no future economic benefit is expected from its disposal. Any gains or losses on the retirement or disposal of investment property (calculated as the difference between the net disposal proceeds and the net carrying amount of the asset) are recognized in the profit or loss in the year in which they arise.

3.16	Development Expenditure

Development expenditure relates to costs incurred for the development of web applications, software products and programmes, which primarily comprises employee expenses for information technology personnel and creative personnel. These costs are capitalized as development assets to the extent that such expenditure meet the following criteria:

(i)	the product or process is clearly defined and costs are separately identified and measured reliably;

(ii)	the technical feasibility of the product is demonstrated so that it will be available for use or sale;

(iii)	the product or process will be sold or used in-house;

(iv)	the assets will generate future economic benefits (e.g. a potential market exists for the product or its usefulness in case of internal use is demonstrated); and

(v)	adequate technical, financial and other resources required for completion of the project are available.

The amount initially recognized for internally-generated intangible assets is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. Where no internally-generated intangible asset can be recognized, development expenditure is recognized in profit or loss in the period in which it is incurred.

Subsequent to initial recognition, internally-generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

Amortization is provided upon commencement of the commercial use of the web application and software products to which they relate to on a straight-line basis over the period of their expected benefits, but not exceeding 5 years. The policy for the recognition and measurement of impairment losses is in accordance with Note 3.18.

3.17	Other Intangible Assets

Intangible assets, including computer software that are not an integral part of the related hardware, are stated at cost less accumulated amortization and impairment losses. The policy for the recognition and measurement of impairment losses is in accordance with Note 3.18. Intangible assets are recognized only if it is probable that the future economic benefits that are attributable to such assets will flow to the Group and the costs of such assets can be measured reliably.

Amortization is provided for on a straight-line basis to write off the cost of intangible assets with a finite useful life to their residual value over the period of their expected benefits, at the following annual rates:

Software and copyright	33%
Electronic payment system	33%
Exclusive licence and distribution rights of online games and reloads	20% - 33%
Intellectual property	14% -20%
Trademark	33%

Intangible assets acquired in a business combination

Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date (which is regarded as their cost).

Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

Derecognition of intangible assets

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use or disposal. Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in profit or loss when the asset is derecognized.

3.18	Impairment of Non-financial Assets Excluding Goodwill

At the end of each reporting period, the Group reviews the carrying amounts of its non-financial assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

3.19	Inventories

Inventories comprise airtime prepaid electronic pins and online game pins acquired for resale and are stated at lower of cost and net realizable value. Cost is determined using the weighted average basis comprising direct costs of purchase. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

3.20	Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, when it is probable that the Group will be required to settle the obligation, and a reliable estimate of the amount can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

3.21	Treasury shares

Acquisition of treasury shares is recorded at cost and is shown as a deduction in the “Treasury shares” account under equity section of the statement of financial position. Upon reissuance of the treasury shares, the “Cost of treasury shares held” account is credited for the cost. The excess of proceeds from reissuance over the treasury stock cost is credited to treasury shares account. The excess of cost of treasury stock over the proceeds from reissuance is debited to treasury shares account but only to the extent of previously set-up treasury shares account for the same class of stock. Otherwise, this is debited to retained earnings.

3.22	Financial Instruments

Financial instruments are recognized in the consolidated statements of financial position when, and only when, the Group becomes a party to the contractual provisions of the financial instruments.

Where the purchase or sale of a financial asset is under a contract whose terms require delivery of the financial asset within the timeframe established by the market concerned, such financial assets are recognized and derecognized on trade date.

Financial instruments are initially measured at fair value, plus transaction costs, except for those financial assets classified as at fair value through profit or loss, which are initially measured at fair value.

(i)	Financial Assets

Financial assets are classified into the following specified categories: financial assets “at fair value through profit or loss” (FVTPL), “held-to-maturity” investment, “available-for-sale” (AFS) financial assets and “trade and other receivables”. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Effective interest method

The effective interest method is a method of calculating the amortized cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

Income is recognized on an effective interest basis for debt instruments.

Trade and other receivables

Trade and other receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Trade and other receivables are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

AFS Financial Assets

AFS financial assets are non-derivatives that are either designated as available-for-sale or are not classified as loans and receivables, held-to-maturity investments or financial assets at FVTPL. All AFS assets are measured at fair value at the end of the reporting period. Fair value is determined in the manner described in Note 44. Gains and losses arising from changes in fair value are recognized in other comprehensive income and accumulated in the investments revaluation reserve, with the exception of impairment losses, interest calculated using the effective interest method, and foreign exchange gains and losses on monetary assets, which are recognized in profit or loss. Where the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in the investments revaluation reserve is reclassified to profit or loss.

Dividends on AFS equity instruments are recognized in profit or loss when the Group’s right to receive the dividends is established.

The fair value of AFS monetary assets denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of the reporting period. The foreign exchange gains and losses that are recognized in profit or loss are determined based on the amortized cost of the monetary asset. Other foreign exchange gains and losses are recognized in other comprehensive income.

Impairment of Financial Assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

For equity investments classified as AFS, a significant or prolonged decline in the fair value of the security below its cost is considered to be objective evidence of impairment.

For all other financial assets, objective evidence of impairment could include:

•	significant financial difficulty of the issuer or counterparty; or

•	default or delinquency in interest or principal payments; or

•	it becoming probable that the borrower will enter bankruptcy or financial re-organisation.

For certain categories of financial asset, such as trade receivables, assets that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Group’s past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period of 60 days, as well as observable changes in national or local economic conditions that correlate with default on receivables.

For financial assets carried at amortized cost, the amount of the impairment loss recognized is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

When an AFS financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss in the period.

With the exception of AFS equity instruments, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

In respect of AFS equity securities, impairment losses previously recognized in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income.

Derecognition of Financial Assets

The Group derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

Financial Liabilities and Equity Instruments

Debt and equity instruments are classified as financial liabilities or as equity in accordance with the substance of the contractual arrangement and the definitions of a financial liability and equity instruments.

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Group are recognized at the proceeds received, net of direct issue costs.

Financial liabilities are classified as either financial liabilities “at FVTPL” or “other financial liabilities”.

Other financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs.

Other financial liabilities are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

Derecognition of Financial Liabilities

The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or they expired.

Derivative Financial Instruments

Derivatives are initially recognized at fair value at the date the derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

A derivative with a positive fair value is recognized as a financial asset; a derivative with a negative fair value is recognized as a financial liability. A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months and it is not expected to be realized or settled within 12 months. Other derivatives are presented as current assets or current liabilities.

3.23	Statements of Cash Flows

The Group adopts the indirect method in the preparation of the statements of cash flows.

Cash and cash equivalents comprise cash and bank balances and other short-term, highly liquid investments that are readily convertible to cash with insignificant risk of changes in value, if any, are deducted.

3.24	Earnings/(Loss) Per Share

Basic earnings/(loss) per share is computed using the weighted average number of ordinary shares outstanding during the year. Diluted earnings/(loss) per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period for share options. Potential ordinary shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.

3.25	Translation into United States dollars

The consolidated financial statements of the Group are stated in MYR. The translation of MYR amounts as of and for the year ended December 31, 2014 into USD is included solely for the convenience of readers and was made at the rate of MYR3.495 to USD1.00, the noon buying rate in The City of New York for cable transfers of MYR as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2014. Such translations should not be construed as representation that MYR amounts could be converted, realized or settled into USD at the rate stated above or at any other rate.

4.	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Group’s accounting policies, which are described in Note 3, the management are required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

4.1	Critical Judgements in Applying the Group’s Accounting Policies

In the process of applying the Group’s accounting policies, the information about the critical judgements that have the most significant effect on the amounts recognized in the consolidated financial statements is discussed below. Further details of the nature of these judgements, estimates, and assumptions may be found in the relevant notes to the consolidated financial statements.

Revenue recognition

In Note 3.8 to the financial statements, the Group recognizes non-refundable upfront fee upon the performance of obligation to provide technical support during game installation and establishment of the server to host the game in connection with the sale of game distribution right. Subsequent to the completion of such services, the Group is not obliged to provide any technical support, and customer does not have any right of recourse in the event that developer fails to fulfill its obligations.

In making their judgement, the management considered the detailed criteria for the recognition of revenue from the upfront fees set out in IAS 18 and, in particular, whether the Group had transferred to the customer the significant risks and rewards. Following the performance of obligation to provide the technical support, the management are satisfied that the significant risks and rewards have been transferred. There is no any subsequent obligation for a continuous support and customer does not have any right of recourse and hence, the recognition of the upfront fee in the current year is appropriate.

Purchase Price Allocation

As disclosed in Note 42, the Company completed the purchase price allocation exercise with the assistance of an external professional advisor to determine the fair values assigned to the subsidiaries’ identifiable assets and liabilities acquired in the during the financial year pursuant to the requirement of IFRS 3: Business Combinations. Significant management judgement was involved in determining the fair value of these identifiable assets and liabilities based on acceptable valuation procedures and practices that rely on the use of numerous reasonable assumptions.

Control over MOL Holdings (Thailand) Co. Ltd. and MMOG Asia (Thailand) Co. Ltd.

As disclosed in Note 17, as of December 31, 2014, MOL Holdings (Thailand) Co. Ltd. and MMOG Asia (Thailand) Co. Ltd. are the subsidiaries of the Group even though the Group has only 49% ownership interest and 49% voting rights of these entities. The remaining 51% of the ownership interests are held by other shareholder that are unrelated to the Group.

The management of the Group assessed whether or not the Group has control over these entities based on whether the Group has the practical ability to direct the relevant activities of these entities unilaterally. In making their judgement, the management assessed that the Group has sufficient dominant voting interest to direct the relevant activities, and therefore the Group has control over MOL Holdings (Thailand) Co. Ltd. and MMOG Asia (Thailand) Co. Ltd.

4.2	Key Sources of Estimation Uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities of the Group within the next financial year are discussed below.

Impairment of Non-Financial Assets

Goodwill and Intangible Assets with Indefinite Useful Lives

The Group assesses whether there are any indicators of impairment of goodwill and intangible assets with indefinite useful lives at each reporting date. Goodwill is tested for impairment annually and at other times when such indicators exist. When value in use calculations are undertaken, management estimates the expected future cash flows from the asset or cash generating unit (“CGU”) and chooses a suitable discount rate in order to calculate the present value of those cash flows. While the Group believes that the assumptions are appropriate and reasonable, significant changes in the assumptions may materially affect the assessment or recoverable amounts and may lead to future impairment charges. The carrying amount of goodwill of the Group as at the reporting date is MYR105,773,870 (2013: MYR79,723,699; 2012: MYR23,949,626). The carrying amount of intangible assets with indefinite useful lives as at the reporting date is MYR12,034,650 (2013: MYR12,034,650; 2012: MYR12,034,650). Further details are disclosed in Note 21.

Development Expenditure

Included in development expenditure is amounts capitalized for projects but yet to be launched of MYR3,659,272 by the Group (2013: MYR2,709,620; 2012: MYR2,722,761) as disclosed in Note 20. In assessing indicators for impairment, the management have considered the cash-generating ability of the related projects, likelihood of commercial launch and the risk of technology obsolescence. When value in use calculations are undertaken, management must estimate the expected future cash flows from the project or cash generating unit and choose a suitable discount rate in order to calculate the present value of those cash flows. The preparation of the future cash flows involves significant judgement and estimations. While the Group believes that the assumptions used are appropriate and reasonable, significant changes in the assumptions may materially affect the assessment of recoverable amounts and may lead to future impairment charges.

Impairment of Intangible Assets with Finite Useful Lives

The Group regularly reviews whether there are any indications of impairment and will recognize an impairment loss if the carrying amount of an asset is lower than the recoverable amount which is the greater of its net selling price or its value in use. In determining the value in use, the Group assesses the present value of the estimated future cash flows expected to arise from the continuing use of the asset and from its disposal at the end of its useful life. Estimates and judgements are applied in determining the future cash flows and the discount rate.

Estimated Useful Lives of Intangible Assets with Finite Useful Lives

The Group reviews the estimated useful lives of its intangible assets with finite useful lives at the end of reporting period. During the current financial year, the management are of the opinion that there is no requirement to revise the estimated useful lives of these assets. Intangible assets with finite useful lives are amortized over their useful economic lives. The amount of estimated useful lives is a matter of judgement based on the experience of the Group, taking into account factors such as technological progress, changes in market demand and expected usage. Useful lives are reviewed for continued appropriateness at the end of each reporting period.

Income Tax

Significant estimation is involved in determining the provision for income taxes. There are certain transactions and computations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for expected tax issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recognized, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Deferred Tax Assets

Deferred tax assets are recognized for all unused tax losses and unabsorbed capital allowances to the extent that it is probable that taxable profit will be available against which the unused tax losses and unabsorbed capital allowances can be utilized. Significant judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies.

Fair Value Measurements and Valuation Processes

Some of the Group’s assets and liabilities are measured at fair value for financial reporting purposes. The Board of Directors, with input from management, determines the appropriateness of valuation techniques used and inputs for fair value measurements.

In estimating the fair value of an asset or liability, the Group uses market-observable data to the extent that it is available. Where such data is not available, the Group engages third party qualified valuers to perform the valuation. Management works closely with the qualified external valuers to establish the appropriate valuation techniques and inputs to the model used for fair value measurements. Management reports to the Board of Directors, at least on a quarterly basis, the cause of fluctuations in the fair value of the assets and liabilities impacting the financial statements.

5.	REVENUE

	2012 MYR	2013 MYR	2014 MYR

MOLPoints	58,217,233	102,533,871	129,998,638
MOLReloads	30,920,461	34,519,939	36,171,430
MOLPay	2,310,034	9,411,637	10,951,443
MMOG Asia	3,584,851	23,719,741	21,722,204
Others	541,174	1,333,115	3,869,455

	95,573,753	171,518,303	202,713,170

6.	SEGMENT INFORMATION

The Group is organized into business based on its products and services. Information reported to the Chief Operating Decision Maker (CODM), who is the Group’s chief executive officer focuses on the following reportable segments:

a.	MOLPoints, which includes revenue derived from sale of online currency called MOLPoints developed and operated by the Group which can be used to redeem products via online portal and the sale of equivalent game credits. Major products which can be redeemed through MOLPoints are game pins and airtime products electronic pins.

b.	MOLReloads, which includes revenue derived from use of application that facilitates electronic distribution of prepaid airtime and PINs through a terminal-based infrastructure and external prepaid service providers.

c.	MOLPay, which includes revenue derived from provision of an online payment solution that enables e-commerce merchants to collect payments from online buyers securely through physical and online payment channels.

d.	MMOG Asia, which includes revenue derived from sale of virtual goods to customers who through game points can have access to play games in the gaming portal “MMOG Asia.com” and recognizes non-refundable upfront fee upon the performance of obligation to provide technical support during game installation and establishment of the server to host the game in connection with the sale of game distribution right. Subsequent to the completion of such services, the Group is not obliged to provide any technical support, and customer does not have any right of recourse in the event that developer fails to fulfil its obligations.

e.	Others include revenue derived from sale of internet media products and other electronic related services.

The CODM monitors the operating results of its business units separately for the purpose of making decisions about resources allocation and performance assessment. The Group measures consistently the performance of its operating segments by monitoring: segment revenue, segment gross profit, segment profit from operations and segment profit.

Segment revenue by product reported above represents revenue generated from external customers.

The accounting policies of the reportable segments are the same as the Group’s accounting policies described in Note 3.

For the purposes of monitoring segment performance and allocating resources between segments:

•	Segment profit/(loss) from operations is allocated to reportable segments other than executive director’s remuneration, share-based compensation expense, and Initial Public Offering expenses.

•	Segment profit/(loss) represents profit/(loss) before tax.

•	All assets are allocated to reportable segments other than amount due from associates and related parties. Assets used jointly by reportable segments are allocated on the basis of the revenues earned by individual reportable segments.

•	All liabilities are allocated to reportable segments other than amount due to related parties.

•	Capital expenditures consist of additions to property, plant and equipment, intangible assets and development expenditure.

The following is an analysis of the Group’s revenue and results by reportable segments:

December 31, 2012
	MOLPoints	MOLReloads	MOLPay	MMOG Asia	Others	Unallocated	Total
	MYR	MYR	MYR	MYR	MYR	MYR	MYR

Segment revenue	58,217,233	30,920,461	2,310,034	3,584,851	541,174	—	95,573,753

Direct cost and other ancillary expenses	(27,520,318)	(18,757,674)	(1,504,903)	(196,217)	(242,968)	—	(48,222,080)

Segment gross profit	30,696,915	12,162,787	805,131	3,388,634	298,206	—	47,351,673

Employee expenses	(10,703,270)	(3,346,186)	(1,140,515)	(640,762)	(33,535)	(604,119)	(16,468,387)
Depreciation and amortization expenses	(3,381,180)	(1,666,696)	(585,857)	(1,275,216)	(13,970)	—	(6,922,919)
Segment operating expenses	(7,557,293)	(2,775,945)	(461,013)	(184,822)	(42,371)	—	(11,021,444)

Segment profit/(loss) from operations	9,055,172	4,373,960	(1,382,254)	1,287,834	208,330	(604,119)	12,938,923

Other income	667,156	153,280	9,931	20,772	97,686	—	948,825
Non-operating expenses	—	—	—	—	—	(1,570,507)	(1,570,507)
Finance costs	(1,755,919)	(1,130,417)	—	(15,084)	—	—	(2,901,420)
Share of results of associates	—	—	—	(4,876)	—	—	(4,876)

Segment profit/(loss) (1)	7,966,409	3,396,823	(1,372,323)	1,288,646	306,016	(2,174,626)	9,410,945

(1)	Segment profit/(loss) represents profit/(loss) before tax

December 31, 2012
	MOLPoints	MOLReloads	MOLPay	MMOG Asia	Others	Unallocated	Total
	MYR	MYR	MYR	MYR	MYR	MYR	MYR

Segment assets	102,750,902	29,935,934	3,611,229	34,286,086	474,508	3,216,200	174,274,859

Segment liabilities	76,254,057	28,896,422	2,428,141	9,024,796	56,636	17,853,907	134,513,959

Other segment information

Capital expenditures	5,323,194	1,649,540	909,756	903,512	115,086	—	8,901,088

December 31, 2013
	MOLPoints	MOLReloads	MOLPay	MMOG Asia	Others	Unallocated	Total
	MYR	MYR	MYR	MYR	MYR	MYR	MYR

Segment revenue	102,533,871	34,519,939	9,411,637	23,719,741	1,333,115	—	171,518,303

Direct cost and other ancillary expenses	(46,606,433)	(16,304,084)	(5,716,003)	(1,204,625)	(187,626)	—	(70,018,771)

Segment gross profit	55,927,438	18,215,855	3,695,634	22,515,116	1,145,489	—	101,499,532

Employee expenses	(19,905,919)	(4,489,717)	(2,321,333)	(2,923,698)	(293,438)	(1,043,849)	(30,977,954)
Depreciation and amortization expenses	(9,832,427)	(1,133,752)	(650,988)	(8,910,815)	(27,769)	—	(20,555,751)
Segment operating expenses	(15,474,303)	(2,999,183)	(1,222,441)	(4,137,233)	(693,684)	—	(24,526,844)

Segment profit/(loss) from operations	10,714,789	9,593,203	(499,128)	6,543,370	130,598	(1,043,849)	25,438,983

Other income	1,541,060	229,978	26,696	204,305	526,428	—	2,528,467
Non-operating expenses	—	—	—	—	—	(3,039,980)	(3,039,980)
Finance costs	(75,994)	(4,883,308)	—	(126,743)	—	—	(5,086,045)
Share of results of associates	(18,135)	—	—	4,876	—	—	(13,259)

Segment profit/(loss) (1)	12,161,720	4,939,873	(472,432)	6,625,808	657,026	(4,083,829)	19,828,166

(1)	Segment profit/(loss) represents profit/(loss) before tax

December 31, 2013
	MOLPoints	MOLReloads	MOLPay	MMOG Asia	Others	Unallocated	Total
	MYR	MYR	MYR	MYR	MYR	MYR	MYR

Segment assets	192,585,873	28,774,451	27,079,714	31,831,581	1,844,944	801,799	282,918,362

Segment liabilities	85,110,834	86,001,247	6,791,920	8,070,746	1,134,605	30,747,913	217,857,265

Other segment information

Capital expenditures	8,991,303	914,293	34,327	6,206,316	370,044	—	16,516,283

December 31, 2014
	MOLPoints	MOLReloads	MOLPay	MMOG Asia	Others	Unallocated		Total
	MYR	MYR	MYR	MYR	MYR	MYR		MYR

Segment revenue	129,998,638	36,171,430	10,951,443	21,722,204 (2)	3,869,455	—		202,713,170

Direct cost and other ancillary expenses	(68,493,777)	(19,187,872)	(5,673,685)	(714,080)	(373,722)	—		(94,443,136)

Segment gross profit	61,504,861	16,983,558	5,277,758	21,008,124	3,495,733	—		108,270,034

Employee expenses	(22,501,205)	(5,522,580)	(3,928,995)	(3,145,505)	(315,842)	(16,834,361)		(52,248,488)
Depreciation and amortization expenses	(12,628,858)	(1,279,079)	(476,157)	(9,737,273)	(241,778)	—		(24,363,145)
Segment operating expenses	(19,591,118)	(3,763,118)	(1,560,424)	(4,580,492)	(4,863,346)	(16,052,673	) (3)	(50,411,171)

Segment profit/(loss) from operations	6,783,680	6,418,781	(687,818)	3,544,854	(1,925,233)	(32,887,034)		(18,752,770)

Other income	2,861,784	204,695	491,344	141,056	101	3,876,509		7,575,489
Finance costs	(2,390,752)	(3,435,325)	—	(144,537)	(16,638)	—		(5,987,252)
Share of results of associates	8,577	—	—	—	—	(113,066)		(104,489)

Segment profit/(loss) (1)	7,263,289	3,188,151	(196,474)	3,541,373	(1,941,770)	(29,123,591)		(17,269,022)

(1)	Segment profit/(loss) represents profit/(loss) before tax
(2)	Includes upfront fee recognized upfront of MYR5,000,000.
(3)	Relates to Initial Public Offering expenses

December 31, 2014
	MOLPoints	MOLReloads	MOLPay	MMOG Asia	Others	Unallocated	Total
	MYR	MYR	MYR	MYR	MYR	MYR	MYR

Segment assets	296,927,038	40,759,538	32,523,151	28,467,088	81,790,628	959,623	481,427,066

Segment liabilities	109,405,200	57,986,088	11,901,846	7,533,107	4,902,493	602,486	192,331,220

Other segment information

Capital expenditures	6,830,639	2,132,044	493,614	1,638,501	513,697	—	11,608,495

Geographical Information

The Group operates in four principal geographical areas.

The following table sets out information about the geographical location of revenue from external customers and information about geographical location of its non-current assets, excluding investment in associates, other investment, finance lease receivables, deferred tax assets, and non-current receivables. The geographical location of customers is based on the location to which the goods are delivered and services are rendered by the Group.

	Revenue			Segment Non-Current Assets
	2012	2013	2014	2012	2013	2014
	MYR	MYR	MYR	MYR	MYR	MYR

Malaysia	56,377,626	79,458,289	88,137,675	53,771,025	50,454,794	44,345,100
Thailand	17,495,393	34,715,256	42,351,731	4,844,232	4,707,924	11,262,019
Philippines	18,056,455	19,858,990	15,127,528	7,353,177	7,330,706	7,981,126
Turkey	—	23,174,325	35,349,924	—	67,645,574	97,403,419
Others	3,644,279	14,311,443	21,746,312	10,276,000	24,983,865	24,324,773

	95,573,753	171,518,303	202,713,170	76,244,434	155,122,863	185,316,437

Information about major customers

Included in revenues arising from sales of airtime prepaid products (MOLReloads) and MOLPoints are revenues of approximately MYR46,270,584 (2013: MYR40,878,319; 2012: MYR35,869,562) which arose from sales to the Group’s largest customer/ distributor, 7-Eleven Malaysia Sdn Bhd which is a related party. No other single customers contributed 10% or more to the Group’s revenue for 2014, 2013 and 2012.

7.	EMPLOYEE EXPENSES

	2012	2013	2014
	MYR	MYR	MYR

Wages, bonus and salaries	13,496,157	24,637,618	29,368,775
Social security costs	138,709	901,783	1,073,338
Defined contribution plans	1,582,532	1,875,411	2,044,420
Defined benefit plans (Note 37)	283,422	116,417	529,002
Share-based compensation expense (Note 41)	—	—	15,670,289
Other personnel related expenses	967,567	3,446,725	3,562,664

	16,468,387	30,977,954	52,248,488

Included in employee expenses of the Group are key management personnel remuneration amounting to MYR21,459,030 (2013: MYR9,651,780; 2012: MYR6,718,161) as further disclosed in Note 8.

8.	KEY MANAGEMENT PERSONNEL REMUNERATION

	2012	2013	2014
	MYR	MYR	MYR

Executive Directors:
Short-term benefits
Salaries and other emoluments	2,876,333	4,139,197	3,952,203
Fees	—	159,256	535,101
Estimated monetary value of benefits-in-kind	5,300	8,206	9,032

Post-employment benefits
Defined contribution plans	216,659	311,013	258,894

Share-based payments
Share-based compensation expense	—	—	5,455,626

	3,098,292	4,617,672	10,210,856

Non-executive Directors:
Short-term benefits
Fees	15,000	25,673	140,033

Total Directors’ remuneration	3,113,292	4,643,345	10,350,889

8.1	Compensation of Key Management Personnel

The members of key management personnel of the Group comprise Directors and other key management personnel of the Group.

	2012	2013	2014
	MYR	MYR	MYR

Other key management personnel
Short-term benefits
Salaries and other emoluments	3,329,160	4,680,852	5,705,411
Estimated monetary value of benefits-in-kind	82,113	58,625	14,426

Post-employment benefits
Defined contribution plans	193,596	268,958	319,640

Share-based payments
Share-based compensation expense	—	—	5,068,664

Total other key management personnel remuneration	3,604,869	5,008,435	11,108,141

Total	6,718,161	9,651,780	21,459,030

Total Directors’ remuneration capitalized as development expenditure amounts to MYR417,426 (2013: MYR28,050; 2012: MYR225,000) as further disclosed in Note 20.

9.	DEPRECIATION AND AMORTIZATION EXPENSES

	2012	2013	2014
	MYR	MYR	MYR

Depreciation of property, plant and equipment	1,949,976	3,155,623	4,443,328
Depreciation of investment property	13,133	26,306	26,305
Amortization of intangible assets	2,967,628	15,362,949	17,782,862
Amortization of development expenditure	1,992,182	2,010,873	2,110,650

	6,922,919	20,555,751	24,363,145

10.	OTHER INCOME

	2012	2013	2014
	MYR	MYR	MYR

Derivative fair value adjustment (Note 36)	—	—	3,736,076
Interest income (Note 12)	447,809	800,794	1,462,334
Advertising income	—	27,018	855,547
Rental income (Note 12)	39,136	135,600	169,270
Impairment loss no longer required on:
Inventories (Note 25)	—	—	41,945
Trade receivables (Note 26)	—	—	93,110
Gain on disposal of an associate	—	—	140,433
Excess travelling expenses received from other related parties (Note 28.4)	—	264,611	—
Income from late penalty	—	289,966	—
Handling fees from affiliate (Note 28.4)	268,472	223,096	32,260
Product listing fees from publishers	—	115,332	211,866
Handling fees from channels	—	64,519	123,524
Domain name	87,180	151,243	19,109
Others	106,228	456,288	690,015

	948,825	2,528,467	7,575,489

11.	FINANCE COSTS

	2012	2013	2014
	MYR	MYR	MYR

Interest on:
Revolving credit	2,721,746	4,742,304	4,740,904
Term loans	26,773	153,124	149,501
Finance lease facilities	152,901	190,617	161,097
Interest charged on advances from affiliate (Note 28.4)	—	—	907,738
Bank guarantee	—	—	28,012

	2,901,420	5,086,045	5,987,252

12.	PROFIT/(LOSS) BEFORE TAX

Profit/(Loss) before tax has been arrived at after charging/(crediting):

	2012	2013	2014
	MYR	MYR	MYR

Unrealised (gain)/loss on foreign exchange	—	(390,959)	3,405,931
Rental expenses	1,884,053	2,872,997	3,090,949
Auditors’ remuneration	171,474	765,560	8,316,315
Impairment loss on:
Trade receivables (Note 26)	—	545,747	1,246,054
Inventories (Note 25)	—	—	468,200
Other receivables (Note 27)	—	7,580	17,008
Realized (gain)/loss on foreign exchange	(670,521)	241,241	603,198
Bad debts directly written off on trade receivables	—	13,671	196,424
Development expenditure written off	—	—	176,231
Intangible assets written off	—	70,520	58,077
Property, plant and equipment written off	—	77,419	7,951
Inventories written off	—	709,515	5,017
Derivative fair value adjustment	—	3,039,980	(3,736,076)
Effect of remeasurement of equity interest in associates	1,570,507	—	—
Interest income	(447,809)	(800,794)	(1,462,334)
Impairment loss no longer required:
Trade receivables (Note 26)	—	—	(93,110)
Inventories (Note 25)	—	—	(41,945)
Rental income	(39,136)	(135,600)	(169,270)
Gain on disposal of associate	—	—	(140,433)
Gain on disposal of a subsidiary (Note 43)	—	—	(87,437)
Bargain purchase gain (Note 42)	—	—	(17,964)
(Gain)/Loss on disposal of property, plant and equipment	(8,369)	697	(1,380)

13.	INCOME TAX EXPENSE

	2012	2013	2014
	MYR	MYR	MYR

Estimated current tax payable:
Malaysia income tax:
Current year	2,342,804	1,403,126	541,040
(Over)/Underprovision in prior years	(361,735)	(541,686)	98,014
Foreign income tax:
Current year	1,815,513	3,269,285	4,759,995

	3,796,582	4,130,725	5,399,049

Deferred tax (Note 23):
Current year	(370,633)	(2,975,084)	(4,762,126)

Total tax expense	3,425,949	1,155,641	636,923

Income tax is calculated at the Malaysian statutory tax rate of 25% (2013: 25%; 2012: 25%) of the estimated taxable profit for the year. Taxation for other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

A reconciliation of income tax expense applicable to profit/(loss) before tax at the applicable statutory income tax rate to income tax expense at the effective income tax rate of the Group is as follows:

	2012	2013	2014
	MYR	MYR	MYR

Profit/(Loss) before tax	9,410,945	19,828,166	(17,269,022)

Taxation at Malaysian statutory tax rate of 25% (2013 and 2012: 25%)	2,352,736	4,957,042	(4,317,256)

Tax effects of:
Expenses not deductible for tax purposes (1)	1,257,832	3,506,954	5,816,397
Different tax rates in other jurisdictions	463,432	(2,207,867)	4,609,596
Income not subject to tax(2)	(1,082,632)	(5,439,339)	(6,149,568)
Deferred tax assets not recognized	924,111	802,272	579,740
Utilization of deferred tax assets not previously recognized	(127,795)	—	—
Deferred tax assets recognized	—	78,265	—
(Over)/Underprovision of tax payable in prior years(3)	(361,735)	(541,686)	98,014

	3,425,949	1,155,641	636,923

(1)	Included in expenses not deductible for tax expenses mainly comprise amortization charges that are not allowable for tax deduction.
(2)	Income not subject to tax is mainly derived from the tax incentive granted as disclosed below.
(3)	Overprovision of tax payable is mainly related to the change in the allocation of income or expenses for pioneer and non-pioneer business in 2012, and to the overstatement of non-deductible expenses, including capitalized salaries of development expenditures and staff welfare expenses in 2013.

As at December 31, 2014, the Group has tax-exempt profits available for distribution of approximately MYR42,286,994 (2013: MYR15,881,490; 2012: MYR15,881,490), subject to the agreement of the Inland Revenue Board of Malaysia.

Three of the subsidiaries have been granted the Multimedia Super Corridor Malaysia (“MSC Malaysia”) status by the Minister of Finance Malaysia and the Minister of International Trade and Industry Malaysia, and enjoy certain incentives, including “Pioneer Status”, which entitles the company to a five-year exemption from Malaysian income tax on income derived from MSC Malaysia-related activities, which is renewable for a second five-year term provided certain conditions are met. The subsidiaries will thereafter subject to Malaysian income tax subsequent to the expiration of exemption period grant.

Additional income taxes that would have been payable without the tax exemption amounted to approximately MYR4,108,446 (2013: MYR1,118,413; 2012: MYR Nil). Without such exemption, the Group’s basic and diluted net profit per share would have been decreased by 7.0 sen (2013: 8.0 sen; 2012: Nil)

Under the laws of the respective jurisdictions, Thailand, Turkey and the Philippines, withholding tax of 10%, 15% and 30%, respectively, are imposed on dividends declared in respect of profits earned by the subsidiaries in these jurisdictions. Deferred taxation has not been provided for in the consolidated financial statements in respect of temporary differences attributable to accumulated profits of these subsidiaries amounting to MYR31,838,439 (2013: MYR28,823,951; 2012: MYR8,035,186) as the Group is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not be reversed in the foreseeable future.

14.	EARNINGS/(LOSS) PER SHARE

The earnings/(loss) and weighted average number of ordinary shares used in the calculation of basic and diluted earnings/(loss) per share are as follows:

	2012	2013	2014
	MYR	MYR	MYR

Profit/(Loss) for the year attributable to owners of the Company	4,717,192	12,006,894	(21,600,213)

Weighted average number of ordinary shares - basic	58,897,320	58,897,320	61,220,379
Dilutive effect for share options*	—	—	947,796

Weighted average number of ordinary shares - diluted	58,897,320	58,897,320	62,168,175

Earnings/(Loss) per share, basic/diluted (sen)	8.01	20.39	(35.28)

For the purpose of calculating earnings per share, the 58,897,320 ordinary shares of the Company issued for the reorganisation (see Note 1), which is accounted for using merger accounting, are included in the calculation of the weighted average number of ordinary shares as if they are outstanding from the beginning of the period presented.

*	The potential dilutive securities that were not included in the calculation of dilutive net earnings/(loss) per share in those periods where their inclusion would be anti-dilutive include share options of nil, nil and 3,326,399, respectively, for the years ended December 31, 2012, 2013 and 2014, respectively.

15.	PROPERTY, PLANT AND EQUIPMENT

				Furniture,
			Computer	fittings and
2012	Freehold land	Buildings	equipment and software	office equipment	Renovation	Motor vehicles	Total
	MYR	MYR	MYR	MYR	MYR	MYR	MYR

Cost
As of January 1, 2012	—	—	6,136,666	1,807,986	827,832	314,807	9,087,291
Additions	—	531,699	3,644,101	327,545	159,973	217,018	4,880,336
Acquisition of subsidiaries (Note 42)	117,010	875,652	3,096,702	737,997	89,281	933,648	5,850,290
Disposals	—	—	—	—	—	(439,897)	(439,897)
Reclassification	—	—	—	13,929	(13,929)	—	—
Foreign exchange differences	283	(1,397)	6,453	9,072	12,480	3,993	30,884

As of December 31, 2012	117,293	1,405,954	12,883,922	2,896,529	1,075,637	1,029,569	19,408,904

Accumulated depreciation
As of January 1, 2012	—	—	5,381,035	1,010,196	384,184	205,320	6,980,735
Acquisition of subsidiaries (Note 42)	—	172,786	2,485,425	433,957	40,190	469,986	3,602,344
Charge for the year
Recognized in profit or loss	—	70,831	954,436	519,215	290,842	114,652	1,949,976
Capitalised in development expenditure (Note 20)	—	—	164,948	—	—	—	164,948

	—	70,831	1,119,384	519,215	290,842	114,652	2,114,924

				Furniture,
			Computer	fittings and
2012	Freehold land	Buildings	equipment and software	office equipment	Renovation	Motor vehicles	Total
	MYR	MYR	MYR	MYR	MYR	MYR	MYR

Disposals	—	—	—	—	—	(217,592)	(217,592)
Reclassification	—	—	—	1,393	(1,393)	—	—
Foreign exchange differences	—	469	1,791	(830)	9,686	1,150	12,266

As of December 31, 2012	—	244,086	8,987,635	1,963,931	723,509	573,516	12,492,677

Net carrying amount
As of December 31, 2012	117,293	1,161,868	3,896,287	932,598	352,128	456,053	6,916,227

				Furniture,
			Computer	fittings and
2013	Freehold land	Buildings	equipment and software	office equipment	Renovation	Motor vehicles	Total
	MYR	MYR	MYR	MYR	MYR	MYR	MYR

Cost
As of January 1, 2013	117,293	1,405,954	12,883,922	2,896,529	1,075,637	1,029,569	19,408,904
Additions	—	—	3,553,524	483,942	303,583	390,387	4,731,436
Acquisition of subsidiaries (Note 42)	—	—	302,106	170,675	182,094	—	654,875
Disposals	—	—	(2,678)	—	—	(99,427)	(102,105)
Write-offs	—	—	(2,722,424)	(129,200)	(60,240)	—	(2,911,864)
Foreign exchange differences	1,181	15,361	10,204	(24,515)	(17,179)	536	(14,412)

As of December 31, 2013	118,474	1,421,315	14,024,654	3,397,431	1,483,895	1,321,065	21,766,834

Accumulated depreciation
As of January 1, 2013	—	244,086	8,987,635	1,963,931	723,509	573,516	12,492,677
Acquisition of subsidiaries (Note 42)	—	—	73,895	37,468	32,056	—	143,419
Charge for the year:
Recognized in profit or loss	—	65,790	2,235,240	378,792	264,847	210,954	3,155,623
Capitalized in development expenditure (Note 20)	—	—	198,289	—	—	—	198,289

		65,790	2,433,529	378,792	264,847	210,954	3,353,912

				Furniture,
			Computer	fittings and
2013	Freehold land	Buildings	equipment and software	office equipment	Renovation	Motor vehicles	Total
	MYR	MYR	MYR	MYR	MYR	MYR	MYR

Disposals	—	—	(2,678)	—	—	(9,943)	(12,621)
Write-off	—	—	(2,714,709)	(81,584)	(38,152)	—	(2,834,445)
Foreign exchange differences	—	852	(11,819)	(6,791)	(12,106)	365	(29,499)

As of December 31, 2013	—	310,728	8,765,853	2,291,816	970,154	774,892	13,113,443

Net carrying amount
As of December 31, 2013	118,474	1,110,587	5,258,801	1,105,615	513,741	546,173	8,653,391

				Furniture,
			Computer	fittings and
2014	Freehold land	Buildings	equipment and software	office equipment	Renovation	Motor vehicles	Total
	MYR	MYR	MYR	MYR	MYR	MYR	MYR

Cost
As of January 1, 2014	118,474	1,421,315	14,024,654	3,397,431	1,483,895	1,321,065	21,766,834
Additions	—	537,442	5,127,210	328,615	542,312	343,039	6,878,618
Acquisition of subsidiaries (Note 42)	—	—	147,797	261,787	—	103,834	513,418
Disposals	—	—	(5,620)	(1,500)	—	—	(7,120)
Disposal of a subsidiary	—	—	(42,291)	(68,755)	(29,041)	(18,000)	(158,087)
Write-offs	—	—	(15,365)	(635)	—	(3,900)	(19,900)
Reclassifications	(124,322)	226,329	328,114	(212,382)	135,692	(23,731)	329,700
Foreign exchange differences	5,848	70,154	37,329	73,022	3,773	22,595	212,721

As of December 31, 2014	—	2,255,240	19,601,828	3,777,583	2,136,631	1,744,902	29,516,184

				Furniture,
			Computer	fittings and
2014	Freehold land	Buildings	equipment and software	office equipment	Renovation	Motor vehicles	Total
	MYR	MYR	MYR	MYR	MYR	MYR	MYR

Accumulated depreciation
As of January 1, 2014	—	310,728	8,765,853	2,291,816	970,154	774,892	13,113,443
Acquisition of subsidiaries (Note 42)	—	—	27,497	169,662	—	50,182	247,341
Charge for the year:
Recognized in profit or loss	—	90,375	3,532,428	341,813	241,317	237,395	4,443,328
Capitalized in development expenditure (Note 20)	—	—	231,814	—	—	—	231,814

	—	90,375	3,764,242	341,813	241,317	237,395	4,675,142
Disposals	—	—	(3,089)	(1,175)	—	—	(4,264)
Disposal of a subsidiary	—	—	(21,688)	(28,507)	(11,584)	(6,300)	(68,079)
Write-off	—	—	(7,740)	(635)	—	(3,900)	(12,275)
Reclassifications	—	74,302	299,188	(83,202)	2,586	(24,512)	268,362
Foreign exchange differences	—	16,639	28,784	55,696	(526)	20,106	120,699

As of December 31, 2014	—	492,044	12,853,047	2,745,468	1,201,947	1,047,863	18,340,369

Net carrying amount
As of December 31, 2014	—	1,763,196	6,748,781	1,032,115	934,684	697,039	11,175,815

During the year, the Group acquired property, plant and equipment with an aggregate cost of MYR1,253,132 (2013: MYR1,470,800; 2012: MYR2,160,936) by means of finance lease.

Included in property, plant and equipment of the Group are computer equipment and software with net carrying amount of MYR1,989,514 (2013: MYR1,681,038; 2012: MYR2,338,805) and motor vehicles with a net carrying amount of MYR333,203 (2013: MYR494,955; 2012: MYR350,764) held under finance lease arrangements.

As at December 31, 2014, buildings of the Group with net carrying amount of MYR1,763,196 (2013:MYR1,299,061; 2012: MYR1,279,161) have been charged as security for the term loan as disclosed in Note 32.

16.	INVESTMENT PROPERTY

	2012	2013	2014
	MYR	MYR	MYR
Cost
As of January 1	—	2,452,799	2,452,799
Acquisition of subsidiaries (Note 42)	2,452,799	—	—

As of December 31	2,452,799	2,452,799	2,452,799

Accumulated depreciation
As of January 1	—	(32,704)	(59,010)
Acquisition of subsidiaries (Note 42)	(19,571)	—	—
Charge for the year	(13,133)	(26,306)	(26,305)

As of December 31	(32,704)	(59,010)	(85,315)

Net carrying amount	2,420,095	2,393,789	2,367,484

Investment property comprises a 4-storey terrace shop house situated in Bandar Sri Permaisuri, Kuala Lumpur for the purpose of rental income and capital appreciation.

The fair value of the Group’s investment property is determined to be approximately MYR2,500,000 (2013: MYR2,500,000; 2012: MYR2,500,000) by reference to the market indication of transaction prices for similar properties.

The fair value was determined based on the market comparable approach that reflects recent transaction prices for similar properties. In estimating the fair value of the properties, the highest and best use of the properties is their current use. There has been no change of the valuation technique during the year. The fair value is categorized as Level 3 of the fair value hierarchy with no transfer between Levels 1 and 2 during the year.

The property rental income earned by the Group from its investment property, which is leased out under operating leases, amounted to MYR124,500 (2013: MYR135,600; 2012: MYR39,136). Direct operating expenses arising on the investment property amounted to MYR6,750 (2013: MYR5,400; 2012: MYR2,700).

The investment property has been charged as security for the term loan as disclosed in Note 32.

17.	INVESTMENT IN SUBSIDIARIES

(a)	Increase of equity interest in existing subsidiaries

2014

During the current financial year, the Group has acquired additional interest from the non-controlling shareholders of its subsidiaries as follows:

(i)	On May 6, 2014, the Group entered into a Share Sale and Purchase agreement with non-controlling shareholders to acquire the remaining equity interest of 30.00% in each of MOL Turkey Bilgi Sistemleri Yayıncılık Gıda ve Tekstil San. Tic. A.Ş. (“MOL Turkey”) and Sihirli Kule Bilgi Sistemleri Ltd. (“GameSultan”) for a total purchase consideration of USD14,750,000 (equivalent to MYR48,188,250).

(ii)	On May 30, 2014, the Group entered into a Share Purchase Agreement with non-controlling shareholders to acquire the remaining equity interest of 20.005% in MyCNX Holdings (M) Sdn. Bhd. (“MyCNX”) in exchange for 513,468 ordinary shares (USD13.33 per share) of the Company and cash consideration of MYR9,970,756. The Group also further acquired additional indirect equity interest in its subsidiaries of MyCNX through the acquisition in MyCNX.

(iii)	The Group previously owned 49.00% equity interest of MOL AccessPortal Co. Ltd. (“MOL Thailand”) directly. On June 5, 2014, the Group further entered into a Share Purchase Agreement with non-controlling shareholders to acquire an indirect 37.73% equity interest in MOL Thailand through the acquisition of a 49.00% equity interest in each of MOL Group (Thailand) Co. Ltd. (“MOL Group”) and MOL Holdings (Thailand) Co. Ltd. (“MOL Holdings”) in exchange for a total of 543,268 ordinary shares (USD13.33 per share) of the Company and cash consideration of MYR23,755,047 (THB240,435,698).

(iv)	The Group previously owned 75.01% equity interest of MOL AccessPortal Co Ltd (“MOL Taiwan”), which is incorporated in Taiwan. As mentioned in (iii), the Group further acquired an indirect 18.49% equity interest in MOL Taiwan through the acquisition of a 49.00% equity interest in each of MOL Group and MOL Holdings.

(b)	Acquisition of subsidiaries

The following subsidiaries were acquired during the financial year:

(i)	Acquisition of Klon Odeme ve lletisim Teknolojileri Anonim Şirketi (“PaybyMe”)

On July 15, 2014, the Group entered into a Share Sale and Purchase Agreement with certain individuals to acquire 255 shares of Turkish Lira (TL) 100 each, representing 51.00% equity interest in PaybyMe for a total purchase consideration of TL19,684,800 (equivalent to MYR29,080,121). The acquisition was completed on September 15, 2014.

Call options and put options were granted to the Group and the individual shareholders respectively for the Group to subscribe up to 49.00% of the equity of PaybyMe. 24.50% of the options shall be exercised at any time during the period commencing from April 1, 2016 and ending April 30, 2016 and the remaining 24.50% of the options shall be exercised during the period commencing from April 1, 2017 and ending April 30, 2017. At the date of acquisition, the call options and put options were valued to be MYR4,947,000 and (MYR6,149,000), respectively (Note 36). Subsequently, the fair value movement of the call and put options from date of acquisition to December 31, 2014 was estimated to be negligible.

(ii)	Acquisition of e-Innovations Systems & Networks Thai Company Limited, 3Sept Corporations Co. Ltd. and Sept 3 Technology Sdn. Bhd. (“collectively referred to herein as Easy2Pay”)

On April 4, 2014, MOL AccessPortal Co. Ltd. (“MOL Thailand”), a company which is 86.73% owned by the Group, entered into a Share Purchase Agreement to acquire 60% equity interest in Easy2Pay for a total purchase consideration of THB61,082,560 (equivalent to MYR6,046,178). The acquisition was completed on May 6, 2014.

Pursuant to the same agreement, which is subject to customary closing conditions, the Group agreed to purchase a further 20.00% in November 2015 and the remaining 20.00% in May 2017. The purchase consideration for each remaining tranche is based on the financial performance of the companies during a specified period prior to the relevant closing.

(iii)	Acquisition of MOL Wallet Sdn Bhd (“MOL Wallet”)

On March 28, 2014, MOLPay Sdn Bhd, a company which is 51.00% owned by the Group, acquired 100.00% equity interest in MOL Wallet for a total purchase consideration of MYR2. The acquisition was completed on April 28, 2014.

(iv)	Acquisition of Pintura Odeme ve lletisim Teknolojileri Anonim Şirketi (“Pintura”)

On September 14, 2014, MOL Turkey, a company which is wholly-owned by the Group, entered into Share Sale and Purchase Agreement with certain individuals to acquire 255 shares of Turkish Lira (TL) 100 each, representing 51.00% equity interest in Pintura for a total purchase consideration of TL25,500 (equivalent to MYR36,637). The acquisition was completed on September 15, 2014.

(c)	Establishment of New Subsidiaries

The newly established subsidiary is as follows:

(i)	Newly Incorporated of MOL Payment Co. Ltd. (“MOL Payment”)

On October 6, 2014, MOL AccessPortal Co. Ltd., a company which is 86.73% owned by the Group, incorporated a 99.99% owned subsidiary in Thailand under the name of MOL Payment with an issued and paid-up ordinary share capital of THB 5,000,000, comprising 50,000 shares of THB100 each. The subsidiary is dormant as of December 31, 2014.

2013

(i)	Acquisition of MOL Turkey Bilgi Sistemleri Yayıncılık Gıda ve Tekstil San. Tic. A.Ş. (formerly known as Sihirli Kule Bilgi Sistemleri Yayıncılık Gıda ve Tekstil San. Tic. A.Ş.) (“MOL Turkey”) and Sihirli Kule Bilgi Sistemleri Ltd. (“GameSultan”)

On December 4, 2012, MOLAP, a wholly owned subsidiary of the Company, entered into a Share Sale and Purchase Agreement with certain individuals to acquire 3,502 shares of Turkish Lira (TL) 10 each, representing 70.00% equity interest in MOL Turkey and 1,680 shares of Euro Dollar (Euro) 10 each, representing 70.00% in GameSultan, for a total cash purchase consideration of USD13.5 million (equivalent to MYR41,894,437).

The registration of MOLAP ownership of 3,502 shares of TL10 each and 1,680 shares of Euro10 each, representing 70.00% equity interest in MOL Turkey and 70.00% equity interest in GameSultan, respectively, was completed with the Companies House and Official Registry on February 7, 2013.

The acquisition of 70.00% equity interest in both companies was completed on February 19, 2013.

Call options and put options were granted to both MOLAP and the individual shareholders, respectively, for MOLAP to subscribe up to 30.00% of the equity of both MOL Turkey and GameSultan. 15.00% of the options shall be exercised at any time during the period commencing from April 1, 2014 and ending June 30, 2014 and the remaining 15.00% of the options shall be exercised during the period commencing November 1, 2015 and ending on January 31, 2016. At the date of acquisition, the put options were valued to be MYR23,124,127. Subsequently, fair value of the put options as of December 31, 2013 increased to MYR26,164,107 with a loss recognized in profit or loss amounting to MYR3,039,980. The fair value of the call options was estimated to negligible.

(ii)	Acquisition of Nganluong Joint Stock Company (“Nganluong”)

On December 21, 2012, MOLAP entered into a Share Purchase and Subscription Agreement to invest a total of 50.00% equity interest in Nganluong Joint Stock Company (“Nganluong”) for a total purchase consideration of Vietnamese Dong (VND) 104,275,000,000 (equivalent to MYR15,641,250) by way of:

1.	acquisition of 20,000 existing ordinary shares of VND10,000 each in Nganluong from the existing shareholder, PeaceSoft Solutions Joint Stock Company, for a cash consideration of VND52,137,500,000 (equivalent to MYR7,820,625); and

2.	subscription of 20,000 new ordinary shares of VND10,000 each in Nganluong for a cash consideration of VND52,137,500,000 (equivalent to MYR7,820,625).

The acquisition was completed on March 1, 2013. With effect from the date of acquisition, MOLAP consolidates its investment in Nganluong upon having the control of the subsidiary in which MOLAP is able to govern the financial and operating policies of Nganluong.

(iii)	Acquisition of MOLCube Sdn Bhd (“MOLC”)

On March 20, 2013, MOLAP entered into a Share Purchase and Subscription Agreement to invest in 70,000 shares RM1 each, which represents 70.00% equity interest in MOLC for a total purchase consideration of MYR70,000.

On the same date, MOLPay Sdn Bhd, a company which is 51.00% owned by MOLAP, purchased 30,000 shares RM1 each, which represents 30.00% equity interest in MOLCube Sdn Bhd for a total purchase consideration of MYR30,000.

The acquisition was completed on April 1, 2013. MOLAP total effective interest in MOLC amounted to 85.30%.

2012

(i)	Acquisition of MOL AccessPortal Pty. Ltd. (formerly known as OCash Pty. Ltd.) (“MOL Australia”)

On June 25, 2012, MOLAP entered into a Subscription cum Shareholders’ Agreement with MOL Australia and the existing sole shareholder of MOL Australia namely, Cyglynx Pty. Ltd. to subscribe for 37,143 new ordinary shares of AUD1.00 each, representing 65.00% of the enlarged issued and paid-up share capital of MOL Australia, for a total purchase consideration of AUD350,000 (equivalent to MYR1,136,784). The acquisition was completed on July 1, 2012.

(ii)	Acquisition of Rixty, Inc. (“Rixty”)

On September 14, 2012, MOLAP entered into the following agreements:

1.	Stock Purchase Agreement with Rixty to acquire 4,590,811 common stock for a total purchase consideration of USD2,497,401 (equivalent to MYR7,721,111).

2.	Common Stock Subscription Agreement with existing shareholders of Rixty to subscribe 3,033,088 new ordinary shares for a total purchase consideration of USD1,650,000 (equivalent to MYR5,107,099).

Upon the completion of acquisition and subscription, MOLAP held a total number of 7,623,899 common stock, representing 54.20% of issued and paid-up capital of Rixty. The acquisition and subscription was completed on October 31, 2012.

(iii)	Acquisition of Game Box (M) Sdn Bhd (“Game Box”)

On November 1, 2011, MOLAP entered into a Subscription cum Shareholders’ Agreement with the existing shareholders of Game Box to subscribe for 105,000 new ordinary shares of MYR1.00 each, representing 51.20% of the enlarged issued and paid-up ordinary share capital of Game Box, for a total purchase consideration of MYR600,000. The acquisition was completed on January 3, 2012.

(iv)	Acquisition of MyCNX Holdings (M) Sdn Bhd (“MyCNX”)

On November 8, 2012, MOLAP entered into a settlement of Debt Agreement with MOL Global Pte Ltd in which, Cyberventure Sdn Bhd (“CVSB”) transferred its entire 1,599,900 ordinary shares of MYR1.00 each in MyCNX, representing 79.995% of the issued and paid-up ordinary share capital in MyCNX to MOLAP as full and final settlement of the outstanding debts owing by CVSB, amounting to RM27,825,582. The acquisition was completed on November 8, 2012.

The Group aspires to be Asia’s leading e-payment provider and is continually looking for opportunities to expand its distribution and commerce network. The said acquisitions were in line with the Group’s business expansion plan and were undertaken with the objective to enable the Group to expand its distribution and commerce network in Asia.

Details of the Group’s subsidiaries as at the end of the reporting period are as follows:

		Country of incorporation	Proportion of ownership interest and voting power held
Name of subsidiary	Principal activities		2012	2013	2014

MOL AccessPortal Sdn Bhd	Internet media, e-commerce utilizing internet-connected physical outlets as e-distribution and e-payment centers and provision of e-Solution services	Malaysia	100%	100%	100%

MOL SocialPayments Sdn Bhd	Social network payment aggregator	Malaysia	100%	100%	100%

MOL Online Sdn Bhd	Internet related services	Malaysia	100%	100%	100%

GamesHive Sdn Bhd	Dormant	Malaysia	100%	100%	100%

MOL ManagedServices Sdn Bhd	Providing services related to electronic payment and collection	Malaysia	100%	100%	100%

MOLPay Sdn Bhd	Establish, maintain and operate a payment, clearing and settlement system and other computer related activities	Malaysia	51%	51%	51%

MOL Loyalty Sdn Bhd	Information technology, electronic payments, online business services, electronic retail, electronic commerce online distribution, and other computer related activities	Malaysia	75%	75%	75%

		Country of incorporation	Proportion of ownership interest and voting power held
Name of subsidiary	Principal activities		2012	2013	2014

MyCNX Holdings (M) Sdn Bhd	Supply of computer games, software and hardware related to information technology	Malaysia	79.995%	79.995%	100%

Game Box (M) Sdn Bhd	Wholesale and distribution of computer softwares and computer games	Malaysia	51.20%	51.20%	—

MOLCube Sdn Bhd	Providing mobile payment platform that enables small and medium-sized business to accept credit and debit cards payments using mobile devices	Malaysia	—	85.30%	85.30%

MOL AccessPortal Pte. Ltd.	Internet access providers (including ISPS) and web search portals	Singapore	100%	100%	100%

MOL AccessPortal Pvt. Ltd.	Facilitate the offering of online payment services	India	100%	100%	100%

PT MOL AccessPortal	Distribution of electronic games vouchers	Indonesia	100%	100%	100%

MOL AccessPortal Pty Ltd	Internet media, e-commerce utilizing internet connected physical outlet as e-distribution and e-payment centers and the provision or e-solution services	Australia	65%	65%	65%

		Country of incorporation	Proportion of ownership interest and voting power held
Name of subsidiary	Principal activities		2012	2013		2014

MOL AccessPortal Inc	Operating e-payment systems, provide information technology services, e-solution services, online transaction processing, and other computer related activities	Philippines	100%	100%		100%

MOL Holdings (Thailand) Co. Ltd.	Investing in other business both local and overseas entities	Thailand	—	—		49%

MOL Group (Thailand) Co. Ltd.	Investing in other business both local and overseas entities	Thailand	—	—		73.99%

MOL AccessPortal Co Ltd	Sales of electronic pins for online games and other related products	Thailand	49%	49	%(1)	86.73%

Rixty, Inc	Providing alternative payment system to domestic and international users to spend cash and coins for online games, virtual goods and digital content	United States	54.20%	54.20%		54.20%

MOL Turkey Bilgi Sistemleri Yayıncılık Gıda ve Tekstil San. Tic. A.Ş.	Providing e-payment systems and providing information technology services	Republic of Turkey	—	70%		100%

Sihirli Kule Bilgi Sistemleri Ltd.	Providing mobile payment services	Turkish Republic of Northern Cyprus	—	70%		100%

		Country of incorporation	Proportion of ownership interest and voting power held
Name of subsidiary	Principal activities		2012	2013	2014

Klon Odeme ve Iletisim Teknolojileri Annim Sirketi.	Providing mobile payment services, m-payments solutions, online gaming and social networks	Republic of Turkey	—	—	51%

Nganluong Joint Stock Company	Operating online payment and escrow platform providers for domestic and cross-border e-commerce	Vietnam	—	50%	50%

MOL AccessPortal Co Ltd	Provision of electronic voucher distribution in Taiwan and acting as an importer, exporter, distributor, trader and dealer internet games and online services	Taiwan	—	75.01%	93.50%

Subsidiary of MOL Turkey Bilgi Sistemleri Yayıncılık Gıda ve Tekstil San. Tic. A.Ş.

Pintura Odeme ve lletisim Teknolojileri Anonim Şirketi	Dormant	Republic of Turkey	—	—	51%

		Country of incorporation	Proportion of ownership interest and voting power held
Name of subsidiary	Principal activities		2012	2013		2014

Subsidiaries of MyCNX Holdings (M) Sdn. Bhd.

MMOG Asia Sdn Bhd	Supply computer games, software and hardware related to information technology	Malaysia	79.995%	79.995%		100%

Mitchville International Ltd.	Game publisher	British Virgin Islands (“BVI”)	79.995%	—		—

MMOG Asia (Thailand) Co. Ltd.	Providing services for games online via internet	Thailand	—	39.20%		49%

Taiko Galaxy Sdn Bhd	Acts as importer, exporter, distributor, trader of and dealer in internet games, computer software packages, computer peripherals, mobile games and all computer related products that would be related to information technology	Malaysia	—	40.80	%(1)	51%

		Country of incorporation	Proportion of ownership interest and voting power held
Name of subsidiary	Principal activities		2012	2013	2014

Subsidiary of MOL AccessPortal Inc.

Uniwiz Trade Sales, Inc	Distribution solution provider for prepaid services in the Philippines	Philippines	100%	100%	100%

Subsidiaries of MOLPay Sdn. Bhd.

MOLPay Limited, Hong Kong	Establish, maintain and operate a payment, clearing and settlement system and other computer related activities	Hong Kong	51%	51%	51%

MOLPay Pte Ltd	Establish, maintain and operate a payment, clearing and settlement system and other computer related activities	Singapore	51%	51%	51%

MOL Wallet Sdn Bhd	Establish, maintain and operate a payment, clearing and settlement system and other computer related activities	Malaysia	—	—	51%

		Country of incorporation	Proportion of ownership interest and voting power held
Name of subsidiary	Principal activities		2012	2013		2014

Subsidiaries of MOL AccessPortal Co. Ltd.

Zest Interactive Co Ltd	Sales and distribution of game software, electronic game pin and CDs	Thailand	49%	49	%(1)	86.73%

MOL Solutions Co Ltd	Enterprise software design and development	Thailand	49%	49	%(1)	86.73%

e-Innovations Systems & Networks Thai Co. Ltd.	Engaged in the game download services	Thailand	—	—		52%

3Sept Corporations Co. Ltd.	Business of consulting and give advice on computer hardware and software	Thailand	—	—		52%

Sept 3 Technology Sdn. Bhd.	Developers and agents of interactive applications and software	Malaysia	—	—		52%

MOL Payment Co., Ltd.	Payment channel online	Thailand	—	—		86.73%

		Country of incorporation	Proportion of ownership interest and voting power held
Name of subsidiary	Principal activities		2012	2013	2014

Subsidiary of Rixty, Inc.

Rixty Brasil Intermediação e Agenciamento de Negócios Ltda	Providing alternative payment system to domestic and international users to spend cash and coins for online games, virtual goods and digital content	Brazil	54.20%	54.20%	54.20%

(1)	Based on the contractual arrangements between the Group and other investors, the Group has the power to direct the relevant activities of these entities unilaterally, and hence the Group has control over these entities.

Composition of the Group

Information about the composition of the Group at the end of the reporting period is as follows:

Principal activities	Place of incorporation and operation	Number of wholly-owned subsidiaries
		2012	2013	2014

Distribution of electronic games voucher and prepaid pins	Indonesia Philippines	1 1	1 1	1 1
Social network payment	Malaysia	1	1	1
Operating e-payment systems, provide information technology services, e-solution services, and internet related services	Philippines India Malaysia Singapore Turkey	1 1 1 1 —	1 1 1 1 —	1 1 3 1 2
Supply of computer games, software and hardware related to information technology	Malaysia	—	—	2
Dormant	Malaysia	2	2	1

		9	9	14

Principal activities	Place of incorporation and operation	Number of non-wholly-owned subsidiaries
		2012	2013	2014

Supply of computer games, software and hardware related to information technology	Malaysia Thailand BVI	3 2 1	4 2 —	1 1 —
Providing mobile payment platform	Malaysia	—	1	1
Information technology, electronic payments, online business services, electronic retail, electronic commerce online distribution, and other computer related activities	Malaysia Australia Hong Kong Singapore USA Brazil Turkey Vietnam Thailand	2 1 1 1 1 1 — — —	2 1 1 1 1 1 2 1 —	3 1 1 1 1 1 1 1 1
Investing in other business both local and overseas entities	Thailand	—	—	2
Sales of electronic pins for online games and other related products	Thailand Taiwan	1 —	1 1	2 1
Engaged in the game download services	Thailand	—	—	1
Business of consulting and give advice on computer hardware and software	Thailand	—	—	1
Developers and agents of interactive applications and software	Malaysia	—	—	1
Enterprise software design and development	Thailand	1	1	1
Dormant	Turkey	—	—	1

		15	20	24

Details of non-wholly owned subsidiaries of the Group that have material non-controlling interests:

			Proportion of ownership interest and voting power held by non- controlling interests		Profit allocated to non-controlling interests			Accumulated non-controlling interests
Name of subsidiaries	Country of incorporation	2012	2013	2014	2012	2013	2014	2012	2013	2014
		%	%	%	MYR	MYR	MYR	MYR	MYR	MYR

MyCNX	Malaysia	20.005	20.005	—	42,660	2,615,782	1,176,787	2,320,174	5,714,039	—
MOL Thailand	Thailand	51	51	13.27	2,369,400	4,504,237	2,142,429	5,455,858	10,081,682	3,002,499
GameSultan	Turkish Republic of Northern Cyprus	—	30	—	—	1,753,601	—	—	3,558,102	—
Nganluong	Vietnam	—	50	50	—	329,192	316,060	—	4,479,159	4,592,017
PaybyMe	Republic of Turkey	—	—	49	—	—	386,822	—	—	6,814,695
Individually immaterial subsidiaries with non-controlling interests								7,039,454	6,787,248	981,833

								14,815,486	30,620,230	15,391,044

Summarized financial information in respect of each of the Group’s subsidiaries that has material non-controlling interests is set out below. The summarized financial information below represents amounts before intragroup eliminations.

	MyCNX			GameSultan			MOL Thailand
	2012	2013	2014	2012	2013	2014	2012	2013	2014
	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR

Statement of financial position for the year ended December 31

Current assets	10,000,451	10,141,782	15,201,695	—	15,347,529	22,749,315	5,173,128	29,976,327	37,059,748

Non-current assets	5,168,433	9,491,339	8,446,860	—	14,925	12,770	22,545,285	5,129,221	12,018,205

Current liabilities	1,711,045	2,167,222	3,923,522	—	3,502,084	8,099,451	16,204,312	18,571,131	31,928,224

Non-current liabilities	1,857,019	2,271,925	1,825,878	—	30	—	421,163	292,982	956,841

Equity attributable to owners of the Company	11,600,820	15,193,974	17,899,155	—	11,860,340	14,662,634	11,092,938	16,241,435	16,192,888

Statement of profit or loss and other comprehensive income for the year ended December 31

Revenue	19,910,201	23,821,267	23,640,134	—	11,951,096	13,690,543	17,127,761	29,375,019	39,109,408

Total comprehensive income	12,846,379	13,834,043	11,669,470	—	6,535,137	5,187,983	4,835,511	8,831,837	6,517,798

	MyCNX			GameSultan			MOL Thailand
	2012	2013	2014	2012	2013	2014	2012	2013	2014
	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR

Statement of cash flows for the year ended December 31

Net cash inflow from operating activities	12,174,572	15,873,343	15,879,704	—	5,390,726	1,023,353	9,747,423	6,953,152	9,285,748

Net cash (outflow)/inflow from investing activities	(4,208,075)	(4,512,358)	(1,621,805)	—	(18,342)	39,077	(290,139)	(3,414,567)	(8,615,921)

Net cash (outflow)/inflow from financing activities	(6,928,669)	(11,236,342)	(9,379,919)	—	(2,464,224)	—	(4,717,636)	(346,479)	151,004

	Nganluong			PaybyMe
	2012	2013	2014	2012	2013	2014
	MYR	MYR	MYR	MYR	MYR	MYR

Statement of financial position for the year ended December 31

Current assets	—	13,238,398	17,424,596	—	—	20,915,360

Non-current assets	—	115,309	450,590	—	—	1,159,821

Current liabilities	—	4,395,389	8,399,272	—	—	16,640,880

Non-current liabilities	—	—	—	—	—	498,503

Equity attributable to owners of the Company	—	8,958,318	9,475,914	—	—	4,935,798

Statement of profit or loss and other comprehensive income for the year ended December 31

Revenue	—	7,062,561	8,152,591	—	—	13,195,081

Total comprehensive (loss)/income	—	(1,491,458)	675,716	—	—	960,231

	Nganluong			PaybyMe
	2012	2013	2014	2012	2013	2014
	MYR	MYR	MYR	MYR	MYR	MYR

Statement of cash flows for the year ended December 31

Net cash inflow from operating activities	—	836,081	1,703,547	—	—	6,890,741

Net cash outflow from investing activities	—	(3,690,014)	(376,667)	—	—	(32,727)

Net cash inflow/(outflow) from financing activities	—	8,438,000	(158,120)	—	—	37,567

18.	INVESTMENT IN ASSOCIATES

	2012	2013	2014
	MYR	MYR	MYR

At cost
Unquoted shares in Malaysia	30,000	30,000	—
Unquoted shares outside Malaysia	175,218	96,235	100,984

	205,218	126,235	100,984
Share of post acquisition reserves	(34,876)	(48,135)	(12,191)

	170,342	78,100	88,793

The summarized financial information of equity method investees is illustrated as below:

	2012	2013	2014
	MYR	MYR	MYR

Statements of financial position

Current assets	758,113	1,094,573	1,385

Non-current assets	888,756	954,609	334,280

Current liabilities	2,716,140	4,768,160	142,667

Results

Revenue	7,039	97,534	157,890

Loss from operations	(1,132,456)	(1,557,239)	(343,471)

Loss for the year	(1,122,297)	(1,486,129)	(343,471)

Share in results of associate	(4,876)	(13,259)	(104,489)

Details of the associates are as below:

		Financial year end	Country of incorporation	Effective equity interest
Name of associate	Principal activities			2012	2013	2014

eAuto Sdn Bhd (1)	Provide internet motor based vehicle classified services, transfer of vehicle ownership and motor related internet services activities	December 31	Malaysia	30%	30%	—

Associate of MyCNX Holdings (M) Sdn Bhd (2)
MMOG Asia (Thailand) Co. Ltd.(2)	Game operation services and support	December 31	Malaysia	39.2%	—	—

Associate of MOL AccessPortal Co. Ltd. (3)

Loyalty In Motion Co. Ltd.	Business consultant	December 31	Thailand	12.25%	12.25%	21.68%

(1)	On January 27, 2014, the Company has subscribed for additional 87,600 shares in its existing investment in eAuto Sdn Bhd for a total purchase consideration of MYR219,000.

Subsequently, on March 31, 2014, the Company has disposed its entire equity interest of 117,600 shares in e-Auto Sdn Bhd to MOL Ventures Pte. Ltd. for a total cash consideration of MYR249,000. A gain on disposal of associate is disclosed in Note 12.

(2)	MyCNX held 49% equity interest in MMOG Thai and accounted for the investment as associate. With effect from January 1, 2013, MyCNX consolidates its investment in MMOG Thai upon having the control of the subsidiary.

(3)	As mentioned in Note 17(a), the Group further acquired an indirect 9.43% equity interest in Loyalty in Motion Co. Ltd through the acquisition of a 49% equity interest in each of MOL Group and MOL Holdings.

19.	OTHER INVESTMENT

	2012	2013	2014
	MYR	MYR	MYR

Unquoted shares	1,235,000	1,235,000	1,235,000
Less: Accumulated impairment loss	(1,234,999)	(1,234,999)	(1,234,999)

	1	1	1

Other investment relates to 180 common shares in EBI Communications, Inc (“EBI”), a company incorporated in Canada, which was impaired due to the continuing losses incurred in previous years.

20.	DEVELOPMENT EXPENDITURE

	2012	2013	2014
	MYR	MYR	MYR

Cost
As of January 1	9,723,455	11,225,803	13,935,423
Acquisition of subsidiaries (Note 42)	251,001	—	—
Capitalized during the year	2,722,761	2,709,620	3,659,272
Written off	(1,471,414)	—	(302,111)

As of December 31	11,225,803	13,935,423	17,292,584

Accumulated amortisation
As of January 1	6,217,337	6,738,105	8,748,978
Amortization for the year	1,992,182	2,010,873	2,110,650
Written off	(1,471,414)	—	(125,880)

As of December 31	6,738,105	8,748,978	10,733,748

Net carrying amount
As of December 31	4,487,698	5,186,445	6,558,836

Included in costs capitalized were the following:

	2012	2013	2014
	MYR	MYR	MYR

Depreciation of computer equipment and software (Note 15)	164,948	198,289	231,814
Salaries paid to directors (Note 8)	225,000	28,050	417,426
Rental of development centre	49,598	49,598	62,308

21.	INTANGIBLE ASSETS

	Goodwill	Software and copyright	Electronic payment system	Exclusive licence and distribution rights of online games and reloads	Intellectual property	Trademark	Total
	MYR	MYR	MYR	MYR	MYR	MYR	MYR

Cost
As of January 1, 2012	6,750,425	—	875,000	3,939,162	12,034,651	—	23,599,238
Additions	—	38,520	875,000	384,471	—	—	1,297,991
Acquisition of subsidiaries (Note 42)	16,963,118	93,394	—	26,154,135	46,117	22,279	43,279,043
Foreign exchange difference	236,083	(96)	—	—	(1,240)	(257)	234,490

As of December 31, 2012	23,949,626	131,818	1,750,000	30,477,768	12,079,528	22,022	68,410,762

Accumulated Amortization
As of January 1, 2012	—	—	—	2,501,523	—	—	2,501,523
Acquisition of subsidiaries (Note 42)	—	29,694	—	487,152	—	4,285	521,131
Amortization for the year	—	10,194	826,335	2,129,802	—	1,297	2,967,628
Foreign exchange difference	—	(16)	16	—	—	66	66

As of December 31, 2012	—	39,872	826,351	5,118,477	—	5,648	5,990,348

Net carrying amount
As of December 31, 2012	23,949,626	91,946	923,649	25,359,291	12,079,528	16,374	62,420,414

	Goodwill	Software and copyright	Electronic payment system	Exclusive licence and distribution rights of online games and reloads	Intellectual property	Trademark	Total
	MYR	MYR	MYR	MYR	MYR	MYR	MYR

Cost
As of January 1, 2013	23,949,626	131,818	1,750,000	30,477,768	12,079,528	22,022	68,410,762
Additions	—	—	—	4,296,422	4,778,805	—	9,075,227
Acquisition of subsidiaries (Note 42)	55,774,073	—	—	27,081,406	—	—	82,855,479
Disposals	—	—	—	(170,256)	—	—	(170,256)
Write-off	—	(72,365)	—	—	—	—	(72,365)
Foreign exchange difference	—	1,327	—	46,489	(3,698)	1,688	45,806

As of December 31, 2013	79,723,699	60,780	1,750,000	61,731,829	16,854,635	23,710	160,144,653

	Goodwill MYR	Software and copyright MYR	Electronic payment system MYR	Exclusive licence and distribution rights of online games and reloads MYR	Intellectual property MYR	Trademark MYR	Total MYR

Accumulated amortization
As of January 1, 2013	—	39,872	826,351	5,118,477	—	5,648	5,990,348
Disposals	—	—	—	(95,760)	—	—	(95,760)
Write-off	—	(1,845)	—	—	—	—	(1,845)
Amortization for the year	—	6,230	583,275	14,723,974	42,129	7,341	15,362,949
Foreign exchange difference	—	(26,006)	—	26,248	(950)	431	(277)

As of December 31, 2013	—	18,251	1,409,626	19,772,939	41,179	13,420	21,255,415

Net carrying amount
As of December 31, 2013	79,723,699	42,529	340,374	41,958,890	16,813,456	10,290	138,889,238

	Goodwill MYR	Software and copyright MYR	Electronic payment system MYR	Exclusive licence and distribution rights of online games and reloads MYR	Intellectual property MYR	Trademark MYR	Total MYR

Cost
As of January 1, 2014	79,723,699	60,780	1,750,000	61,731,829	16,854,635	23,710	160,144,653
Additions	—	—	—	1,069,338	1,267	—	1,070,605
Acquisition of subsidiaries (Note 42)	26,100,254	—	12,162,734	—	3,697,437	—	41,960,425
Disposals	(50,083)	—	—	—	—	—	(50,083)
Write-off	—	—	—	(58,077)	—	—	(58,077)
Reclassifications	—	40,488	—	215,218	(93,607)	—	162,099
Foreign exchange difference	—	3,000	36,340	2,295	412,828	1,425	455,888

As of December 31, 2014	105,773,870	104,268	13,949,074	62,960,603	20,872,560	25,135	203,685,510

	Goodwill MYR	Software and copyright MYR	Electronic payment system MYR	Exclusive licence and distribution rights of online games and reloads MYR	Intellectual property MYR	Trademark MYR	Total MYR

Accumulated amortization
As of January 1, 2014	—	18,251	1,409,626	19,772,939	41,179	13,420	21,255,415
Amortization for the year	—	10,279	1,136,897	14,000,545	2,626,110	9,031	17,782,862
Reclassifications	—	5,138	(45)	215,268	3,076	—	223,437
Foreign exchange difference	—	1,048	1,666	1,312	11,345	750	16,121

As of December 31, 2014	—	34,716	2,548,144	33,990,064	2,681,710	23,201	39,277,835

Net carrying amount
As of December 31, 2014	105,773,870	69,552	11,400,930	28,970,539	18,190,850	1,934	164,407,675

Included in the intellectual property is the domain name of MOL.com used by the Group through internet media.

Goodwill on consolidation

	2012 MYR	2013 MYR	2014 MYR

At beginning of year	6,750,425	23,949,626	79,723,699
Acquisition of subsidiaries (Note 42)	16,963,118	55,774,073	26,100,254
Disposal	236,083	—	(50,083)

At end of year	23,949,626	79,723,699	105,773,870

Goodwill acquired is allocated at acquisition to the cash-generating unit (“CGU”) of the Group that is expected to benefit from the business combinations. Before recognition of any impairment losses, the carrying value of goodwill had been allocated to the individual entity of the Group as an independent CGU. The Group’s methodology to test goodwill for impairment is described in Note 4.

	Carrying Amount of Goodwill and other Intangible Assets			Pre-Tax Discount Rate			Terminal Growth Rate
	2012	2013	2014	2012	2013	2014	2012	2013	2014
	MYR	MYR	MYR
Goodwill

Game Sultan and PaytoGo (1)	—	45,183,982	45,183,982	—	17.39%	20.8%	—	3.80%	3.00%
Nganluong (1)	—	10,416,362	10,416,362	—	20.57%	28.2%	—	5.60%	5.00%
Rixty Inc. (USA) (1)	9,733,193	9,733,193	9,733,193	10.80%	9.62%	25.1%	2.34%	2.40%	2.00%
MOL AccessPortal, Inc. (MOL Philippines) (1)	6,986,508	6,986,508	6,986,508	17.10%	13.92%	26.1%	4.54%	5.40%	3.00%
MyCNX Holdings (M) Sdn Bhd (MyCNX) (1)	4,893,192	4,893,192	4,893,192	13.10%	11.86%	22.7%	2.98%	4.70%	—
MOL AccessPortal Co. Ltd. (MOL Thailand) (1)	1,877,725	1,877,725	1,877,725	14.50%	13.19%	23.3%	3.86%	4.40%	3.00%
Easy2Pay (1)	—	—	2,421,261	—	—	21.3%	—	—	—
PaybyMe (1)	—	—	23,678,993	—	—	27.5%	—	—	—
Others (2)	459,008	632,737	582,654

	23,949,626	79,723,699	105,773,870

Other intangible assets with indefinite useful lives
Intellectual property
MOL Online(1)	12,034,650	12,034,650	12,034,650	19.0%	19.0%	19.0%	—	—	—

(1)	The recoverable amount of these CGUs is determined based on a value-in-use approach which uses cash flow projections based on financial budgets approved by the directors of the Company covering a five-year period. Cash flows beyond that five-year period have been extrapolated using steady growth rates (see rates shown in table) per annum rate which is the projected long-term average growth rate for each of the CGUs, which is consistent with the industry growth rate. Cash flow projections during the budget period are based on past performance of each of the CGUs and their expectations of market development such as consumer spending, changes on the Information Technology (“IT”) industry and impact to cost of IT staff, and the demand existing in the gaming or entertainment and telecommunication industries. The pre-tax discount rates (see rates shown in table) was applied and is based on weighted average cost of capital adjusted for the difference in currency and specific risks associated with the businesses of such CGUs. With regard to the assessment of value-in-use and fair value less costs to sell, the directors believe that no reasonably possible change in any of the above key assumptions would cause the recoverable amounts of the units to be materially below their carrying amounts.
(2)	Others represent goodwill allocated to MOL AccessPortal Pty Ltd (Australia) and MOLCube Sdn. Bhd. which is not individually or in aggregate significant in comparison with the Group’s total carrying amount of goodwill.

22.	FINANCE LEASE RECEIVABLES

	2012	2013	2014
	MYR	MYR	MYR

Current finance lease receivables	35,233	65,506	99,240
Non-current finance lease receivables	243,109	506,871	459,428

	278,342	572,377	558,668

The Group leases MOLReloads terminals with its pre-installed proprietary software to certain retail outlets for the distribution of prepaid airtime and electronic pins. All leases are denominated in Malaysian Ringgit. The average term of the leases is 6 years.

	2012	2013	2014
	MYR	MYR	MYR

Minimum lease receivables
Not later than 1 year	129,360	284,760	309,960
Later than 1 year and not later than 2 years	129,360	284,760	309,960
Later than 2 years and not later than 5 years	258,720	643,475	506,415
Later than 5 years	26,250	72,130	2,100

	543,690	1,285,125	1,128,435
Less: Future finance income	(265,348)	(712,748)	(569,767)

Present value of finance lease assets	278,342	572,377	558,668

	2012	2013	2014
	MYR	MYR	MYR

Present value of finance lease assets:
Not later than 1 year	35,233	65,506	99,240
Later than 1 year and not later than 2 years	50,063	95,636	144,938
Later than 2 years and not later than 5 years	172,258	347,958	312,462
Later than 5 years	20,788	63,277	2,028

	278,342	572,377	558,668

23.	DEFERRED TAX ASSETS/(LIABILITIES)

The components and movements of deferred tax assets/(liabilities) during the financial year prior to offsetting are as follows:

	2012	2013	2014
	MYR	MYR	MYR

As of January 1	156,185	(5,645,740)	(9,455,169)
Acquisition of subsidiaries (Note 42)	(6,172,558)	(6,770,352)	(3,792,860)
Recognized in profit or loss (Note 13)	370,633	2,975,084	4,762,126
Effect of foreign currency translation	—	(14,161)	27,061

As of December 31	(5,645,740)	(9,455,169)	(8,458,842)

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The net deferred tax assets and liabilities shown on the consolidated statements of financial position after appropriate offsetting are as follows:

	2012	2013	2014
	MYR	MYR	MYR

Deferred tax assets	220,596	203,300	1,293,913
Deferred tax liabilities	(5,866,336)	(9,658,469)	(9,752,755)

Net	(5,645,740)	(9,455,169)	(8,458,842)

24.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	2012	2013	2014
	MYR	MYR	MYR

At fair value:
As of January 1	—	—	—
Additions	—	—	791,369
Net fair value gain	—	—	15,258

As of December 31	—	—	806,627

The available-for-sale financial assets represent investment in quoted trust fund managed by a local commercial bank that is not held for trading. The available-for-sale financial assets are recognized initially and subsequently at fair value. The calculation of the fair value of the available-for-sale financial asset is explained in Note 44.

Fair value of the Group’s financial assets and financial liabilities that are measured at fair value on a recurring basis

The following summarises the methods used in determining the fair value of available-for-sale financial asset reflected in the above tables.

	2012	2013	2014
	MYR	MYR	MYR

Financial Assets:
Fair value:
Available-for-sale financial asset	—	—	806,627

Fair value hierarchy	Level 1

Valuation technique and key input	Quoted bid prices in an active market.

25.	INVENTORIES

	2012	2013	2014
	MYR	MYR	MYR

Airtime prepaid electronic pins	12,542,449	11,005,931	14,150,394
Online game pins	10,786,752	12,631,640	10,126,364
Others	—	54,960	—

	23,329,201	23,692,531	24,276,758

Allowance for impairment loss	—	—	(434,343)

	23,329,201	23,692,531	23,842,415

Movement in allowance for impairment loss

	2012	2013	2014
	MYR	MYR	MYR

As of January 1	—	—	—
Impairment loss (Note 12)	—	—	468,200
Impairment loss no longer required (Notes 10 and 12)	—	—	(41,945)
Foreign exchange difference	—	—	8,088

As of December 31	—	—	434,343

The Group recognized an impairment amounted to MYR Nil (2013: MYR709,515; 2012: MYR Nil) in respect of write-downs of inventory to its net realizable value.

26.	TRADE RECEIVABLES

	2012	2013	2014
	MYR	MYR	MYR

Trade receivables	19,545,316	31,558,106	46,093,738
Amount due from affiliates (Note 28.2)	6,715,553	3,015,095	14,030,525
Accrued revenue	299,444	—	—
Less: Allowance for doubtful debts	(287,347)	(753,094)	(1,823,596)

	26,272,966	33,820,107	58,300,667

Trade receivables disclosed above are classified as loans and receivables and are therefore measured at amortized cost.

During the financial year, trade receivables of the Group amounting to MYR52,667 (2013: MYR80,000; 2012: MYR Nil) were written off against the allowance for doubtful debts.

Affiliate companies are companies related to a shareholder of the Company. (Note 28).

Trade receivables of the Group comprise amounts receivable from sales of MOLPoints, airtime prepaid electronic pins and online game pins. The Group’s normal trade credit term is 30 to 60 days (2013: 30 to 60 days; 2012: 30 to 60 days), other credit terms are assessed and approved on a case-to-case basis.

The Group’s historical experience in collection of trade receivables falls within the recorded credit period and management believes that no additional credit risk beyond amount provided for collection losses is inherent in the Group’s trade receivables. The Group does not hold any collateral over these balances.

Trade receivables disclosed above include amounts (see below for aged analysis) that are past due at the end of the reporting period but against which the Group has not recognized an allowance for doubtful debts because there has not been a significant change in credit quality and the amounts are still considered recoverable.

Ageing of trade receivables

	2012	2013	2014
	MYR	MYR	MYR

Neither past due nor impaired	12,377,421	26,611,867	43,868,028
Past due but not impaired:
1 to 30 days	11,192,326	3,109,808	4,894,137
31 to 60 days	1,177,942	1,514,754	2,663,298
61 to 90 days	1,333,713	801,656	1,257,178
More than 90 days	478,911	2,535,116	7,441,622

	14,182,892	7,961,334	16,256,235

	26,560,313	34,573,201	60,124,263
Impaired	(287,347)	(753,094)	(1,823,596)

	26,272,966	33,820,107	58,300,667

Receivables that are neither past due nor impaired

Trade receivables that are neither past due nor impaired are creditworthy debtors with good payment record with the Group.

Receivables that are past due but not impaired

Trade receivables that are past due but not impaired are mainly customers who have never defaulted on payments but are slow paymasters hence, are periodically monitored.

Receivables that are impaired

Trade receivables that were impaired at the reporting date and the movement of the allowance accounts used to record the impairment are as follows:

	2012	2013	2014
	MYR	MYR	MYR

As of January 1	287,347	287,347	753,094
Impairment loss (Note 12)	—	545,747	1,246,054
Written off	—	(80,000)	(52,667)
Impairment loss no longer required (Note 12)	—	—	(93,110)
Foreign exchange difference	—	—	(29,775)

As of December 31	287,347	753,094	1,823,596

During the year, the Group had directly written off trade receivables of MYR196,424 (2013: MYR13,671; 2012: MYR Nil)(See Note 12) which were assessed no longer collectible.

In determining the recoverability of the trade receivable, the Group considers any change in the credit quality of the trade receivables from the date credit was initially granted up to the reporting date. Accordingly, the Directors believe that there is no further credit provision required in excess of the allowance for doubtful debts.

The Group has recognised an allowance for doubtful debts of 100% against all receivables over 1 year because historical experience has been that receivables that are past due beyond 1 year are not recoverable. Allowances for doubtful debts are recognized against trade receivables between 60 days and 360 days based on estimated irrecoverable amounts determined by reference to past default experience of the counterparty and an analysis of the counterparty’s current financial position.

The amount due from affiliate companies is assigned for the repayment of short-term borrowings as disclosed in Note 28.

27.	OTHER RECEIVABLES, DEPOSITS AND PREPAID EXPENSES

	2012	2013	2014
	MYR	MYR	MYR

Current portion	9,798,318	14,009,186	25,021,155
Non-current portion	—	—	1,081,930

	9,798,318	14,009,186	26,103,085

	2012	2013	2014
	MYR	MYR	MYR

Current portion
Other receivables	4,494,428	5,445,640	5,690,778
Less: Allowance for doubtful debts	—	(7,580)	(24,588)

	4,494,428	5,438,060	5,666,190
Prepaid expenses	3,728,335	5,222,381	13,551,631
Other deposits	1,121,571	3,149,861	5,589,822
Advances for online games	453,984	198,884	213,512

	9,798,318	14,009,186	25,021,155

Non-current portion
Other receivables	—	—	1,081,930

	9,798,318	14,009,186	26,103,085

28.	RELATED PARTY TRANSACTIONS

In addition to the related party information disclosed elsewhere in the consolidated financial statements, the details of related parties and their relationship with the Company and its subsidiaries are as follows:

Name of related parties	Relationship

Auto Tulin Sdn Bhd	Affiliate of the Company
Berjaya Channel Sdn Bhd	Affiliate of the Company
Berjaya Hospitality Services Sdn Bhd	Affiliate of the Company
Berjaya Roasters (M) Sdn Bhd	Affiliate of the Company
Berjaya Papa John’s Pizza Sdn Bhd	Affiliate of the Company
Berjaya Starbucks Coffee Company Sdn Bhd	Affiliate of the Company
Berjaya Sompo Insurance Berhad	Affiliate of the Company
Berjaya Times Square Sdn Bhd	Affiliate of the Company
Berjaya Corporation Berhad	Affiliate of the Company
Berjaya Eden Park London Hotel	Affiliate of the Company
Berjaya Langkawi Beach Resort Sdn Bhd	Affiliate of the Company
Berjaya Higher Education Sdn Bhd	Affiliate of the Company
Berjaya Waterfront Sdn Bhd	Affiliate of the Company
Bermaz Motor Trading Sdn Bhd	Affiliate of the Company
BLoyalty Sdn Bhd	Affiliate of the Company
BTS Car Park Sdn Bhd	Affiliate of the Company
Cyberventures Sdn Bhd	Affiliate of the Company
Cyberport Holdings Sdn Bhd	Affiliate of the Company
Convenience Shopping (Sabah) Sdn Bhd	Affiliate of the Company
eAuto Sdn Bhd	Affiliate of the Company
7-Eleven Malaysia Sdn Bhd	Affiliate of the Company
Juniasia Cyberport Sdn Bhd	Affiliate of the Company
MSC Cyberport Sdn Bhd	Affiliate of the Company
MOL Ventures Pte Ltd	Affiliate of the Company
Perdana Hotel Philippines Inc	Affiliate of the Company
Prime Credit Leasing Sdn Bhd	Affiliate of the Company
Qinetics Solutions Berhad	Affiliate of the Company
Securexpress Services Sdn Bhd	Affiliate of the Company
Singer (Malaysia) Sdn Bhd	Affiliate of the Company
Sports Toto Fitness Sdn Bhd	Affiliate of the Company
Sea Gamer Mall Sdn Bhd	Affiliate of the Company
TConnect Cyberport Sdn Bhd	Affiliate of the Company
U Mobile Sdn Bhd	Affiliate of the Company
Friendster (S.E.Asia) Pte Ltd	Other related parties
Friendster iCafe Sdn Bhd	Other related parties
Friendster Sdn Bhd	Other related parties
Friendster Philippines, Inc	Other related parties
Kakao Malaysia Sdn Bhd	Other related parties
MOL Properties Sdn Bhd	Other related parties
Weshop Malaysia Sdn. Bhd	Other related parties
Ini3 Digital Co.Ltd	Other related parties
Netbuilder (M) Sdn. Bhd	Other related parties
NB Travel Sdn. Bhd	Other related parties

Amount due from associates, which arose mainly from trade transactions and expenses paid by the associates on behalf of the Company, is unsecured, interest-free and repayable on demand.

Amount due from affiliates, which arose mainly from trade transactions, is unsecured, interest-free and repayable on demand. The total amount outstanding is assigned for the repayment of short-term borrowings.

Amount due from/(to) other related parties, which arose mainly from advances, trade transactions and expenses paid on behalf, is unsecured, interest-free and repayable on demand.

28.1	Amount due from associates

	2012	2013	2014
	MYR	MYR	MYR

Current:
Trade amount due from associates	—	216,848	—
Outstanding balances receivable for operating transactions	1,208,124	—	—

	1,208,124	216,848	—

28.2	Amount due from affiliates

	2012	2013	2014
	MYR	MYR	MYR

Current:
Trade amount due from affiliates (Note 26)	6,715,553	3,015,095	14,030,525

28.3	Amount due from/(to) other related parties

	2012	2013	2014
	MYR	MYR	MYR

Current:
Trade amount due from other related parties	793,263	85,515	354,968
Outstanding balances receivable for operating transactions	1,214,813	499,436	604,655

	2,008,076	584,951	959,623

	2012	2013	2014
	MYR	MYR	MYR
Trade amount due to other related parties	(995,276)	(1,234,971)	(564,527)
Outstanding balances payable for operating and financing transactions	(16,858,631)	(29,512,942)	(37,959)

	(17,853,907)	(30,747,913)	(602,486)

28.4	Significant Related Party Transactions

	2012	2013	2014
	MYR	MYR	MYR

Associates
Maintenance support charges to associate	—	216,848	—

Affiliates
Commission paid to affiliates	(18,977,202)	(20,053,895)	(20,080,595)
Purchase from affiliates	(198,340)	(440,390)	(545,200)
Rental expense paid to affiliates	(679,962)	(709,834)	(874,604)
Contact centre services charges paid to affiliates	(360,000)	(360,000)	(453,250)
Purchase of products and services from affiliates	(400,000)	(200,000)	(202,664)
Handling fees paid to affiliates	—	(71,464)	(170,492)
Programmer fees paid to affiliate	—	—	(113,917)
Interest expense paid to affiliates	(102,768)	(134,283)	(84,147)
Data entry fees paid to affiliate	—	—	(60,000)
Purchase of plant and equipment from affiliate	—	—	(48,000)
Advertisement fees paid to affiliates	(24,500)	(28,000)	(28,330)
Interest charged on advances from affiliate	—	—	(907,738)
Transactions fees received from affiliates	1,223,726	2,551,925	3,267,687
Service fees received from affiliates	360,000	435,285	750,969
Equipment rental income received from affiliate	128,105	288,323	302,544
Interest income received from affiliate	92,177	172,802	240,151
Maintenance support charges to affiliate	—	—	233,030

(Forward)

	2012	2013	2014
	MYR	MYR	MYR

Advertisement income received from affiliates	—	—	155,000
Handling fees received from affiliate	268,472	223,096	32,260

Other related parties
Purchases of goods from related party	(4,577,746)	(9,323,130)	(7,535,202)
Commission paid to related party	(833,493)	(4,630,009)	(1,449,836)
IT consultancy fees paid to other related parties	—	(504,804)	(349,915)
Marketing fees received from related party	—	—	2,416,667
Payment channel services charges to other related parties	—	24,147	101,781
Advertisement charges paid to related party	—	—	(119,211)
Rental expenses paid to other related parties	(104,460)	(107,439)	(96,282)
Sales from services provided to other related parties	(70,000)	(80,000)	(81,290)
Sales of goods to other related parties	956,525	5,025,319	5,413,086
Revenue sharing from related party	—	—	301,849
Maintenance support charge to related parties	—	44,420	130,885
Excess travelling expenses received from other related parties	—	264,611	—

The related parties transactions described above were carried out based on negotiated terms and conditions and mutually agreed with respective related parties.

Affiliate companies are companies related to a shareholder of the Company.

29.	CASH AND BANK BALANCES

	2012	2013	2014
	MYR	MYR	MYR

Cash at banks and on hand	29,304,840	38,133,264	131,932,596
Deposits and placement with a licensed banks	2,781,451	11,596,224	18,638,209

	32,086,291	49,729,488	150,570,805

Restricted cash	2,552,389	4,832,435	34,392,659

Cash at bank earns interest at floating rates based on daily bank deposit rates. The deposits and placement with licensed banks are made for varying periods of between one day and 3 months, depending on the immediate cash requirements of the Group, and earn interest ranging from 2.80% - 3.15% (2013: 2.80%; 2012: 2.80%) per annum.

Restricted cash at bank represents an amount under escrow which is required to be at minimum of 1.0 time of value or ratio of 1:1 of unutilized MOLPoints in compliance with the Guideline on Electronic Money issued by Bank Negara Malaysia to be deposited and managed separately from the Group’s working capital funds at the end of each month. However, the Group maintains the escrow amount at 1.2 times of value or ratio of 1:1.2 of unutilized MOLPoints as of December 31, 2014.

30.	SHARE CAPITAL

	2012	2013	2014
	MYR	MYR	MYR

Authorized:
1,000,000,000 ordinary shares of USD1 par value	3,296,500,000	3,296,500,000	3,296,500,000

	Ordinary shares
	2012		2013		2014
	Number of shares	MYR	Number of shares	MYR	Number of shares	MYR

Issued, fully paid and outstanding:
Shares of USD1 par value as of January 1	58,897,320	9,816,220	58,897,320	9,816,220	58,897,320	9,816,220
Issuance of new shares of USD1 par value through Initial Public Offering	—	—	—	—	7,485,030	24,573,354
Issuance of shares for the acquisition of non-controlling interests [Note 17(a)]	—	—	—	—	1,056,736	3,463,513
Issuance of shares on redemption of promissory notes (Note 35)	—	—	—	—	65,349	206,156

Issued and outstanding as of December 31	58,897,320	9,816,220	58,897,320	9,816,220	67,504,435	38,059,243

The 58,897,320 ordinary shares issued, fully paid and outstanding as of December 31, 2012 and 2013 and as of January 1, 2014 are presented as a result of the reorganization (See Note 1) of the Company, which is accounted for using merger accounting.

31.	RESERVES

	2012	2013	2014
	MYR	MYR	MYR

Non-distributable:
Share premium [Note (a)]	2,954,189	2,954,189	305,624,250
Capital contribution reserve [Note (b)]	—	—	7,602,686
Share options reserve [Note (c)]	—	—	8,131,420
Investment revaluation reserve [Note (d)]	—	—	15,258
Foreign currency translation reserve [Note (e)]	148,395	(2,474,580)	8,207,205

Distributable:
Retained earnings/(accumulated losses)	12,026,610	24,145,038	(82,296,835)

	15,129,194	24,624,647	247,283,984

Non-distributable:
Treasury shares [Note (f)]	—	—	(11,638,425)

	15,129,194	24,624,647	235,645,559

(a)	Share premium

Share premium arose from the premium on the issuance of new ordinary shares, netted off with the underwriting commission and IPO expenses.

(b)	Capital contribution reserve

The capital contribution reserve represents capital contribution from the Company’s shareholder, MOL Investments Pte Ltd for recognition of share-based compensation expense for the Employee Share Options Scheme granted on June 19, 2014.

(c)	Share options reserve

The share options reserve relates to share options granted by the Company to its employees under its employee share option plan. Further information about the share-based payments to employees is set out in Note 41.

(d)	Investment revaluation reserve

The investment revaluation reserve represents the cumulative gains and losses arising on the revaluation of available-for-sale financial assets that have been recognized in other comprehensive income, net of amounts reclassified to profit or loss when those assets have been disposed of or are determined to be impaired.

(e)	Foreign currency translation reserve

Foreign currency translation reserve represents exchange differences arising from the translation of the financial statements of foreign operations whose functional currencies are different from that of the Group’s presentation currency.

(f)	Treasury shares

Treasury shares relate to ordinary shares of the Company that are held by the Company. The amount consists of the acquisition costs of treasury shares.

On 24 November 2014, the Company’s Board of Directors has approved a share repurchase program, authorizing the Company to repurchase at any time during the next twelve months an aggregate of up to US$15 million of ADSs, from time to time, subject to customary blackout periods, including periodic blackout periods pending the release of its financial results. Purchases by the Company under the share repurchase program may be made from time to time at prevailing market prices in open market purchases, privately negotiated transactions, block purchases or otherwise, as determined by the Company’s management. The Share purchases will be funded from the Company’s cash balances.

The timing, frequency and amount of repurchase activity will depend on a variety of factors such as levels of cash generation from operations, cash requirements for investment in the Company’s business, current stock price, market conditions and other factors. The share repurchase program may be suspended, modified or discontinued at any time and has no set expiration date.

As of December 31, 2014, the Company has repurchased 1,137,789 shares of its ADS, for an aggregate gross value of USD3,330,498 (equivalent to MYR11,638,425) and are held in treasury.

32.	BORROWINGS

	2012	2013	2014
	MYR	MYR	MYR

Non-current - at amortised cost:

Secured
Term loans (i)	2,124,954	1,938,845	1,844,185
Finance lease payables (Note 33)	1,627,746	1,445,027	1,181,749

	3,752,700	3,383,872	3,025,934

	2012	2013	2014
	MYR	MYR	MYR

Current - at amortized cost:

Secured
Term loans (i)	522,440	206,340	124,917
Revolving credit (ii)	50,184,596	68,000,000	51,000,000
Finance lease payables (Note 33)	982,885	1,424,654	1,583,193

	51,689,921	69,630,994	52,708,110

(i)	Term loans

The term loans are repayable by instalments of varying amounts over the following periods:

	2012	2013	2014
	MYR	MYR	MYR

Current
Not later than 1 year	522,440	206,340	124,917

Non-current
Later than 1 year and not later than 2 years	380,430	135,768	120,398
Later than 2 years and not later than 5 years	1,744,524	425,507	407,056
Later than 5 years	—	1,377,570	1,316,731

	2,124,954	1,938,845	1,844,185

In 2012, Zest Interactive Co. Ltd., a subsidiary of MOL AccessPortal Co. Ltd. obtained a term loan from a local commercial bank in Thailand for the purchase of land and building. The term loan bears interest at 7.40% (2013: 7.63%; 2012: 7.63% to 7.88%) per annum and is secured by mortgage of the land and building of which net carrying amount is MYR1,763,196 (2013: MYR1,299,061; 2012: MYR1,279,161) as disclosed in Note 15.

Also in 2012, MyCNX Holdings (M) Sdn Bhd had entered into a loan agreement with a local commercial bank in Malaysia to obtain financing for the purchase of a commercial building. As at December 31, 2014, the investment property with net carrying amount of MYR2,367,484 (2013: MYR2,393,789; 2012: MYR2,420,095) is partially financed by this term loan amounting to MYR1,800,000 with interest rate of Base Lending Rate (“BLR”) of 2.10% per annum. The loan is secured by mortgage of the investment property as disclosed in Note 16.

On January 8, 2015, the Group entered into a Sale and Purchase agreement with certain directors of a subsidiary to sell the investment property and a portion of the proceeds therefrom was used to settle on February 27, 2015, the remaining principal, accrued interest and prepayment charges of the term loan amounting to MYR1,696,325 as disclosed in Note 46.

(ii)	Revolving credit

Revolving credit facility of the Group with Malaysia Debt Ventures Berhad bears interest at 7.25% (2013: 7.25%; 2012: 7.25%) per annum and has an expiry date on December 16, 2015.

The revolving credit is secured by way of personal guarantee of two shareholders of the Company, corporate guarantee from a related party, a fixed and floating charge over all present and future assets and undertakings of the Group and a deed of assignment and memorandum of deposit sinking fund.

During the financial year, the Group has made net repayment of MYR17,000,000 for the revolving credit facility with Malaysia Debts Ventures Berhad by using the proceeds from Initial Public Offering.

33.	FINANCE LEASE PAYABLES

	2012	2013	2014
	MYR	MYR	MYR

Future minimum lease payments:
Not later than 1 year	1,138,644	1,588,872	1,725,672
Later than 1 year and not later than 2 years	1,055,076	1,109,592	975,570
Later than 2 years and not later than 5 years	672,761	411,172	261,789

Total future minimum lease payments	2,866,481	3,109,636	2,963,031
Less: Future finance charges	(255,850)	(239,955)	(198,089)

Present value of finance lease payables	2,610,631	2,869,681	2,764,942

	2012	2013	2014
	MYR	MYR	MYR

Present value of finance lease payables:
Not later than 1 year	982,885	1,424,654	1,583,193
Later than 1 year and not later than 2 years	975,732	1,046,826	926,791
Later than 2 years and not later than 5 years	652,014	398,201	254,958

Present value of finance lease payables	2,610,631	2,869,681	2,764,942
Less: Amount due within 12 months	(982,885)	(1,424,654)	(1,583,193)

Amount due after 12 months	1,627,746	1,445,027	1,181,749

The finance lease payables of the Group bear interest at rates ranging from 2.59% to 5.00% (2013: 2.59% to 5.00%; 2012: 2.59% to 5.00%) per annum at the end of the reporting period.

34.	TRADE PAYABLES

The normal trade credit terms granted to the Group by trade creditors range from 30 to 60 days (2013: 30 to 60 days; 2012: 30 to 60 days).

Included in trade payables of the Group are amounts of MYR8,347,987 (2013: MYR6,637,159; 2012: MYR4,577,815) being accrued purchases.

35.	OTHER PAYABLES AND ACCRUED EXPENSES

	2012	2013	2014
	MYR	MYR	MYR

Other payables	8,183,962	8,940,320	5,783,496
Accrued expenses	1,318,342	2,379,557	10,812,689
Promissory notes	2,748,115	2,748,115	—
Deposit received	2,965,708	4,513,074	8,628,657
Customer’s account balances	—	3,710,540	5,086,199

	15,216,127	22,291,606	30,311,041

The promissory notes are issued in October 2012, and are automatically convertible upon (a) a firm commitment of an underwritten offering of the Company’s ordinary shares or (b) completion of an equity financing of at least USD1,000,000.

On May 30, 2014, the Group has issued 65,349 ordinary shares to Javelin Venture Partners, non-controlling shareholder of Rixty Inc., in consideration of the cancellation of the convertible promissory notes amounting to MYR2,748,115. The estimated fair value of the equity shares issued approximates the principal amount of the promissory notes on the transaction day, hence there is no impact to the statement of profit or loss and other comprehensive income.

36.	DERIVATIVE FINANCIAL LIABILITIES

	2012	2013	2014
	MYR	MYR	MYR

MOL Turkey and GameSultan [Note (i)]	—	26,164,107	—
PaybyMe [Note (ii)]	—	—	1,202,000

	—	26,164,107	1,202,000

(i)	MOL Turkey and GameSultan

As mentioned in Note 17, on May 6, 2014, the Group entered into a Share Sale and Purchase agreement with non-controlling shareholders to acquire the remaining equity interest of 30% in each of MOL Turkey and GameSultan for a total purchase consideration of USD14,750,000 (equivalent to MYR48,188,250).

A fair value gain amounting to MYR3,736,076 (Note 12) from the put option has been recognized in the statements of profit or loss and other comprehensive income prior to the acquisition of the non-controlling interests.

At the date of acquisition, the fair value of the put option amounting to MYR22,428,031 has been adjusted against the total purchase consideration.

(ii)	PaybyMe

Derivative financial liabilities of the Group represents the net amount of fair value of the call and put options as disclosed in Note 17. The fair value of the derivative financial liabilities were estimated at the issuance date and are revalued at each reporting date, using the Binomial Option Pricing Simulation method.

37.	PENSION LIABILITIES

The Group has a funded, non-contributory defined benefit and actuarially computed pension plan, covering substantially all permanent employees of one of its subsidiaries. The defined benefit plans are administered by an Investment Manager and/or Trustee bank.

The most recent actuarial valuation of the plan assets and the present value of the defined benefit obligation were carried out at December 31, 2014. The present value of the defined benefit obligation, and the related current year service cost and past service cost, were measured using the Projected Unit Credit method.

The principal assumptions used for the purposes of the actuarial valuations were as follows:

	Valuation at December 31
	2012	2013	2014

Discount rate	6.2%	4.5%	3.3%-8.5%
Expected rate of salary increase	7.0%	4.0%	2.0%-10.0%

Amounts recognised in profit or loss and other comprehensive income in respect of this defined benefit plan are as follows:

	2012	2013	2014
	MYR	MYR	MYR

Current service cost	274,148	90,400	416,113
Net interest cost on defined benefit obligation	9,274	26,017	115,483
Amortization of actuarial gain	—	—	(2,594)

Component of defined benefit costs recognized in profit or loss	283,422	116,417	529,002

	2012	2013	2014
	MYR	MYR	MYR

Remeasurement on the net defined benefit liability:

Actuarial gain (loss) due to:
Change in financial assumptions	—	82,050	26,041
Experience adjustments	—	66,260	(22,648)
Changes in demographic assumptions	—	13,565	—
Remeasurement loss on plan assets	—	(2,670)	(629)

Components of defined benefit cost recognized in other comprehensive income	—	159,205	2,764

The amount included in the consolidated statements of financial position arising from the Group’s obligation in respect of its defined benefit plans is as follows:

	2012	2013	2014
	MYR	MYR	MYR

Present value of defined benefit obligation	(423,135)	(374,116)	(909,295)
Fair value of plan assets	—	279,480	306,375

Pension liability	(423,135)	(94,636)	(602,920)

Movements in the present value of the defined benefit obligation in the current year were as follows:

	2012	2013	2014
	MYR	MYR	MYR

Present value of defined benefit obligation:

At beginning of year	(130,230)	(423,135)	(374,116)
Current service cost	(274,148)	(90,400)	(416,113)
Interest cost	(9,274)	(26,017)	(115,483)
Actuarial loss/(gain) due to:
Changes in financial assumptions	(45,413)	82,050	26,041
Experience adjustments	35,930	66,260	22,648
Foreign exchange differences	—	3,561	(26,562)
Amortization of actuarial gain	—	—	(2,594)
Changes in demographic assumptions	—	13,565	—
Benefits paid	—	—	(23,116)

At end of year	(423,135)	(374,116)	(909,295)

Fair value of plan assets:

At beginning of year	—	—	279,480
Contributions made	—	282,150	—
Interest income	—	—	13,220
Actuarial loss on plan assets	—	(2,670)	(629)
Foreign exchange differences	—	—	14,304

At end of year	—	279,480	306,375

The distribution of plan assets as of December 31, is as follows:

	2012	2013	2014
	MYR	MYR	MYR

Cash and cash equivalents	—	3.30%	30.14%
Investments in:
Government securities	—	95.93%	68.12%
Accrued interest receivable	—	0.78%	0.66%
Expected earnings for the fourth quarter	—	—	1.09%
Trust fee payables		(0.01%)	(0.01%)

At end of year	—	100.00%	100.00%

The carrying amounts disclosed above reasonably approximate fair values at each financial year-end.

Sensitivity analysis that has been determined based on reasonably possible changes of each significant assumption on the retirement benefit obligation as of the end of reporting period, assuming all other assumptions were held constant.

		Defined benefit obligation
		MYR

Discount rate	-1.00%	65,776
Salary rate	+1.00%	65,708

38.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents included in the statements of cash flows comprise the following amounts in the statements of financial position:

	2012	2013	2014
	MYR	MYR	MYR

Cash and bank balances	29,304,840	38,133,264	131,932,596
Deposits and placement with a licensed bank	2,781,451	11,596,224	18,638,209

Total	32,086,291	49,729,488	150,570,805

39.	DEFERRED REVENUE

	2012	2013	2014
	MYR	MYR	MYR

MOLPoints	5,784,010	6,296,993	9,292,940
MMOG Asia	—	—	1,829,193

Total	5,784,010	6,296,993	11,122,133

40.	OPERATING LEASE COMMITMENT

The Group has entered into non-cancellable operating lease agreements for the use of office buildings.

The future aggregate minimum lease payments under non-cancellable operating leases contracted for as of the reporting date but not recognized as liabilities are as follows:

	2012	2013	2014
	MYR	MYR	MYR

Future minimum lease payments:
Not later than 1 year	1,552,738	2,549,304	2,961,341
Later than 1 year and not later than 5 years	887,336	2,349,850	3,027,505

	2,440,074	4,899,154	5,988,846

41.	EMPLOYEE SHARE OPTIONS SCHEME (“ESOS”)

Senior Executives Option Plan

During the financial year, MOL Investments Pte. Ltd. (“MOL Investments”), a shareholder of the Company, implemented its ESOS for executives and senior employees (the “senior executives”) for its subsidiaries. On June 19, 2014, MOL Investments granted options to the senior executives to purchase 1,766,920 of the Company’s ordinary shares, with an exercise price of USD8.30 per share. The Group measured the fair value of the ESOS on June 19, 2014, determined as the grant date, which is the date when the ESOS are approved by the shareholder and the terms and conditions of the arrangements have been communicated to the senior executives.

The senior executives’ options are vested upon the continuing services and maintenance of good standings of the senior executives within the different specified vesting periods (i.e. 6 months, 12 months, 24 months and 36 months), and the vesting periods start upon the occurrence of the Company’s Initial Public Offering (the “Effective Date”) on October 9, 2014. The vested options have an exercise period of 5 years and will lapse and not be carried forward after 5 years from the Effective Date, which falls on October 9, 2019.

General Employees Share Option Plan

On September 18, 2014, the Group adopted the 2014 Share Incentive Plan (the “Plan”) for the purpose of granting share-based compensation awards to employees, directors, and consultants (the “employees”) to incentivise their performance and align their interests with the Group. Under the Plan, the Group may award a maximum number of 6,001,940 ordinary shares including incentive shares such as Restricted Shares Units (“RSUs”), subject to adjustment in accordance with the terms of the Plan. The Company measured the fair value of the options under the Plan on September 18, 2014, determined as the grant date, which is the date when the options are approved by the Board of Directors of the Company and the Employee Stock Option Plan Committee. The employees’ options are vested upon continuing services and maintenance of good standings of the employees with the different specified vesting period.

Ordinary share options

On September 18, 2014, the Company granted options for the purchase of 3,059,425 ordinary shares with exercise price of 90% of the Initial Public Offering price per ADS of USD12.50.

Ten percent of ordinary share options will vest on the date which is six months from the completion of the date of the Initial Public Offering on October 9, 2014, the effective date, and further ten percent of share options will vest at six months thereafter through the date that is 5 years after the completion of the Initial Public Offering.

Restricted Shares Units

On September 18, 2014, the Group also granted 266,974 RSUs at nil subscription price to an employee. Thirty percent of such RSUs will vest on the second anniversary of the Effective Date, a further thirty percent of such RSUs will vest on the third anniversary and the remaining forty percent will vest on the fourth anniversary.

The option fair values and vesting period are as follows:

Ordinary share options	Senior Executives Share Option Plan		General Employees Share Option Plan
Vesting Period	Number of Options	Grant Date Fair Values in USD	Number of Options	Grant Date Fair Values in USD
6 Months from Effective Date	392,649	6.37	305,943	6.11
12 Months from Effective Date	196,325	6.42	305,943	6.11
18 Months from Effective Date	—	—	305,943	6.13
24 Months from Effective Date	588,973	6.51	305,943	6.18
30 Months from Effective Date	—	—	305,943	6.22
36 Months from Effective Date	588,973	6.59	305,942	6.29
42 Months from Effective Date	—	—	305,942	6.39
48 Months from Effective Date	—	—	305,942	6.48
54 Months from Effective Date	—	—	305,942	6.56
60 Months from Effective Date	—	—	305,942	6.64

	1,766,920		3,059,425

RSUs	General Employees Share Option Plan
Vesting Period	Number of Options	Fair Values in USD

24 Months from Effective Date	80,092	13.50
36 Months from Effective Date	80,092	13.50
48 Months from Effective Date	106,790	13.50

	266,974

Each employee ordinary share option and RSU options convert into one ADS of the Company when exercised. No amounts are paid or payable by the recipient on receipt of the option. The ordinary share options and RSUs carry neither rights to dividends nor voting rights. Option may be exercised at any time after vesting to the date of their expiry.

The Group measured the fair value of goods or services received as consideration for the share option granted indirectly, by reference to the fair value of the share options granted.

In addition to the above vesting conditions, the employees have also agreed not to offer, pledge, sell, contract to sell, sell any portion or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of any option shares within the shares options agreement and continuing to and including the date that is 180 days after the Initial Public Offering.

As of the end of the financial period, 266,974 RSUs have been forfeited upon the resignation of an employee, and accordingly, the conditions relating to such RSUs are waived in whole.

Fair value of the share options

The weighted average fair values of the share options granted are as follows:

	2012	2013	2014
	USD	USD	USD

Senior Executives Share Option Plan	—	—	6.50
General Employees Share Option Plan	—	—	6.31

The options were valued using the Monte Carlo Simulation pricing model.

Inputs to the model

	Senior Executives Share Option Plan 6,12,24 and 36 months from effective date	General Employees Share Option Plan 6,12,24,36,42,48,54 and 60 months from effective date
Grant date	19/6/2014	18/9/2014

Grant date ordinary share price (USD)	13.33	13.50
Exercise price (USD)	8.30	12.15
Expected life (years)	5	5
Expected volatility:
Annual equivalent	35%	40%
Risk-free interest rate:
Annual equivalent	1.68%	2.61%

The grant date ordinary share price represents the fully dilutive per share and was determined with reference to the latest transaction of the Company’s ordinary share. In February 2014, MOL Ventures Pte. Ltd. (formerly known as MOL Global Pte. Ltd.) sold 15% equity interest in the Company to Sultan Ibrahim, and on May 8, 2014, Sultan Ibrahim’s 15% equity interest in the Company was swapped into 15% interest of the Company. On May 30, 2014, the Company agreed to extinguish the aggregate outstanding principal amount and unpaid accrued interest on the Promissory Note with Javelin Venture Partners in consideration for the Company’s issuance of 65,349 shares. The grant date share price was determined on the above mentioned precedent transactions as both transactions are entered into with knowledgeable, and non-related parties, on a willing buyer and willing seller basis and such transactions were completed in a timeframe which is in close proximity with the measurement date.

The expected life used in the model has been adjusted based on management’s best estimate for the effects of non-transferability, exercise restrictions (including the profitability of meeting market conditions attached to the option), and behavioural considerations. The expected volatility was estimated based on the historical daily share price volatility of comparable companies over a historical period commensurate with the locked-up period of the option shares. Risk free rate used was based on the yield on a United States Treasury Bond as of the grant date with the tenor matching the contractual term of the share options. To allow for the effects of early exercise, it was assumed that the employees would exercise the options after vesting date when the share price is 2.8x multiplied with the exercise price. Historically, the Company has not declared dividends, hence the expected dividend yield is zero.

The expense for employee services received recognized in the statement of profit or loss and other comprehensive income is as follows:

	2012	2013	2014
	MYR	MYR	MYR

Senior Executives Share Option Plan	—	—	7,602,994
General Employees Share Option Plan	—	—	8,067,295

Total (Note 7)	—	—	15,670,289
Foreign exchange difference	—	—	63,817

Recognized in statement of changes in equity	—	—	15,734,106

The total amount of unrecognized share-based compensation expense related to the grants is as follows:

	2012	2013	2014
	MYR	MYR	MYR

Senior Executives Share Option Plan	—	—	32,474,135
General Employees Share Option Plan	—	—	53,186,070

	—	—	85,660,205

The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movement of ordinary share options during the year:

	2014	2014
	Number	WAEP
		MYR

Outstanding at January 1	—	—
Senior Executives Share Option Plan	1,766,920	29.00

General Employees Share Option Plan	3,059,425	39.31
General Employees Share Option Plan (forfeited)	(278,795)	39.31

	2,780,630

Total	4,547,550	56.40

The weighted average remaining contractual life for the ordinary share options outstanding as of December 31, 2014 was 7.94 years.

42.	BUSINESS COMBINATIONS

42.1	Acquisitions of subsidiaries

As disclosed in Note 17 to the consolidated financial statements, the subsidiaries acquired by the Group during the financial year ended December 31, 2012, 2013 and 2014 are as follows:

Name of Subsidiaries	Date of Acquisition	Proportion of ownership interest and voting power held	Purchase Consideration
			MYR
2012
MOL Thailand	01.01.2012	49.00%	3,925,800

Game Box (M) Sdn. Bhd. (“Game Box”)	03.01.2012	51.20%	600,000

MOL AccessPortal Pty. Ltd. (“MOL Australia”)	01.06.2012	65.00%	1,136,784

Rixty, Inc (“Rixty”)	14.09.2012	54.20%	12,828,210

MyCNX	20.10.2012	79.99%	27,825,582

			46,316,376

Name of Subsidiaries	Date of Acquisition	Proportion of ownership interest and voting power held	Purchase Consideration
			MYR
2013
MOL Turkey and GameSultan	19.02.2013	70.00%	65,018,564

Nganluong	01.03.2013	50.00%	15,641,250

MOLCube	01.04.2013	85.30%	100,000

MMOG Thai	01.01.2013	49.00%	49,000

			80,808,814

Name of Subsidiaries	Date of Acquisition	Proportion of ownership interest and voting power held	Purchase Consideration
			MYR
2014
Easy2Pay	06.05.2014	60.00%	6,046,178

PaybyMe	15.09.2014	51.00%	30,282,121

MOL Wallet	28.04.2014	100.00%	2

			36,328,301

42.2	Considerations transferred and goodwill arising on acquisitions

	MOL Thailand	Game Box	MOL Australia	Rixty	MyCNX	Total
2012	MYR	MYR	MYR	MYR	MYR	MYR

Cash paid	—	600,000	1,136,784	10,080,096	—	11,816,880
Non-cash considerations	3,925,800	—	—	2,748,114	27,825,582	34,499,496

Total purchase considerations	3,925,800	600,000	1,136,784	12,828,210	27,825,582	46,316,376

Non-controlling interests	3,894,551	524,139	530,360	2,615,347	5,734,888	13,299,285
Fair value of identifiable net assets acquired (Note 42.3)	(5,942,626)	(1,074,055)	(1,258,220)	(5,710,364)	(28,667,278)	(42,652,543)

Goodwill arising on acquisitions (Note 21)	1,877,725	50,084	408,924	9,733,193	4,893,192	16,963,118

	MOL Turkey and GameSultan	Nganluong	MOLCube	MMOG Thai	Total
2013	MYR	MYR	MYR	MYR	MYR

Cash paid	41,894,437	15,641,250	100,000	—	57,635,687
Non-cash consideration	23,124,127	—	—	49,000	23,173,127

Total purchase consideration	65,018,564	15,641,250	100,000	49,000	80,808,814

Non-controlling interests	8,500,537	5,224,888	(12,706)	40,934	13,753,653
Fair value of identifiable net assets acquired (Note 42.3)	(28,335,119)	(10,449,776)	86,435	(89,934)	(38,788,394)

Goodwill arising on acquisition (Note 21)	45,183,982	10,416,362	173,729	—	55,774,073

	Easy2Pay	PaybyMe	MOL Wallet	Total
2014	MYR	MYR	MYR	MYR

Cash paid	6,046,178	29,080,121	2	35,126,301
Non-cash consideration	—	1,202,000	—	1,202,000

Total purchase consideration	6,046,178	30,282,121	2	36,328,301

Non-controlling interests	2,437,361	6,344,182	—	8,781,543
Fair value of identifiable net (assets)/liabilities acquired (Note 42.3)	(6,062,278)	(12,947,310)	17,962	(18,991,626)

	2,421,261	23,678,993	17,964	26,118,218

Goodwill arising on acquisitions (Note 21)	2,421,261	23,678,993	—	26,100,254
Bargain purchase gain arising on acquisition (Note 12)	—	—	17,964	17,964

	2,421,261	23,678,993	17,964	26,118,218

The interest of non-controlling shareholders recognized at the acquisition date was measured at the non-controlling interests’ proportionate share of the fair value of the acquirees’ identifiable net assets.

Goodwill arose in the acquisitions of these subsidiaries because the cost of combination included a control premium. In addition, the consideration paid for the combination effectively included amounts in relation to the benefit of expected synergies, revenue growth, future market development and the assembled workforce of these subsidiaries. These benefits are not separately recognized from goodwill because they do not meet the recognition criteria for identifiable intangible assets.

The initial accounting for the above business combinations is incomplete at the end of the reporting period and subject to the finalization by management. Those provisional amounts are adjusted during the measurement period, or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognized as of that date.

The measurement period is the period from the date of acquisition to the date the Group obtains complete information about facts and circumstances that existed as of the acquisition date and is subject to a maximum of one year.

42.3	Fair value of assets acquired and liabilities assumed at the date of acquisitions

	MOL Thailand	Game Box	MOL Australia	Rixty	MyCNX	Total
2012	MYR	MYR	MYR	MYR	MYR	MYR

Non-current assets
Property, plant and equipment	1,474,878	106,117	—	12,062	654,889	2,247,946
Investment property	—	—	—	—	2,433,228	2,433,228
Development expenditure	—	—	—	—	251,001	251,001
Intangible assets	1,714,395	—	46,117	17,994	24,016,288	25,794,794

Current assets
Inventories	1,681,812	1,043,402	23,352	204,520	—	2,953,086
Trade receivables	5,364,913	729,773	9,752	590,145	7,862,185	14,556,768
Other receivables, deposits and prepaid expenses	449,424	20,255	959,409	817,843	468,012	2,714,943
Cash and bank balances	5,899,283	811,826	222,722	7,938,207	1,553,024	16,425,062

Non-current liabilities
Borrowings	(321,755)	—	—	(2,379,171)	(1,980,500)	(4,681,426)
Deferred tax liabilities	(412,674)	—	—	—	(5,759,884)	(6,172,558)

Current liabilities
Trade payables	(8,281,680)	(1,030,774)	—	—	(725,039)	(10,037,493)
Other payables and accrued expenses	(1,039,942)	(276,244)	—	(839,598)	(105,926)	(2,261,710)
Borrowings	(186,223)	(217,083)	(3,132)	(651,638)	—	(1,058,076)
Tax liabilities	(399,805)	(113,217)	—	—	—	(513,022)

Net identifiable assets	5,942,626	1,074,055	1,258,220	5,710,364	28,667,278	42,652,543

	MOL Turkey and GameSultan	Nganluong	MOLCube	MMOG Thai	Total
2013	MYR	MYR	MYR	MYR	MYR

Non-current assets
Property, plant and equipment	255,991	160,404	34,028	61,033	511,456
Intangible assets	27,081,406	—	—	—	27,081,406

Current assets
Inventories	2,327,726	—	—	—	2,327,726
Trade receivables	10,588,378	796,238	—	—	11,384,616
Other receivables, deposits and prepaid expenses	373,678	1,727,032	19,999	168,216	2,288,925
Cash and bank balances	2,278,259	10,925,089	25,932	2,536	13,231,816

Non-current liabilities
Deferred tax liabilities	(6,770,352)	—	—	—	(6,770,352)

Current liabilities
Trade payables	(5,795,240)	(132)	—	—	(5,795,372)
Other payables and accrued expenses	(1,635,916)	(3,158,855)	(166,394)	(141,851)	(5,103,016)
Tax liabilities	(368,811)	—	—	—	(368,811)

Net identifiable assets/(liabilities)	28,335,119	10,449,776	(86,435)	89,934	38,788,394

	Easy2Pay	PaybyMe	MOL Wallet	Total
2014	MYR	MYR	MYR	MYR

Non-current assets
Property, plant and equipment	104,358	86,069	75,650	266,077
Intangible assets	4,189,089	11,671,082	—	15,860,171
Deferred tax assets	—	11,562	—	11,562

Current assets
Inventories	—	100,965	—	100,965
Trade receivables	5,316,801	6,980,139	—	12,296,940
Other receivables, deposits and prepaid expenses	1,096,099	2,150,568	—	3,246,667
Cash and bank balances	7,418,421	6,764,130	—	14,182,551

Non-current liabilities
Deferred tax liabilities	(837,818)	(2,966,604)	—	(3,804,422)

Current liabilities
Trade payables	(7,661,363)	(8,248,031)	—	(15,909,394)
Other payables and accrued expenses	(3,331,542)	(100,783)	—	(3,432,325)
Amount due to other related parties	—	—	(93,612)	(93,612)
Deferred revenue	—	(3,116,578)	—	(3,116,578)
Tax liabilities	(231,767)	(385,209)	—	(616,976)

Net identifiable assets/(liabilities)	6,062,278	12,947,310	(17,962)	18,991,626

42.4	Net cash outflow on acquisitions of subsidiaries

	MOL Thailand	Game Box	MOL Australia	Rixty	MyCNX	Total
2012	MYR	MYR	MYR	MYR	MYR	MYR

Considerations paid in cash	—	(600,000)	(1,136,784)	(10,080,096)	—	(11,816,880)
Cash and cash equivalents acquired	5,899,283	811,826	222,722	7,938,207	1,553,024	16,425,062

Net cash inflow/(outflow) on acquisitions	5,899,283	211,826	(914,062)	(2,141,889)	1,553,024	4,608,182

	MOL Turkey and GameSultan	Nganluong	MOLCube	MMOG Thai	Total
2013	MYR	MYR	MYR	MYR	MYR

Considerations paid in cash	(41,894,437)	(15,641,250)	(100,000)	—	(57,635,687)
Cash and cash equivalents acquired	2,278,259	10,925,089	25,932	2,536	13,231,816

Net cash inflow/(outflow) on acquisitions	(39,616,178)	(4,716,161)	(74,068)	2,536	(44,403,871)

	Easy2Pay	PaybyMe	MOL Wallet	Total
2014	MYR	MYR	MYR	MYR

Considerations paid in cash	(6,046,178)	(29,080,121)	(2)	(35,126,301)
Cash and cash equivalents acquired	7,418,421	6,764,130	—	14,182,551

Net cash inflow/(outflow) on acquisitions	1,372,243	(22,315,991)	(2)	(20,943,750)

42.5	Impact of acquisitions on the results of the Group

The acquired subsidiaries have contributed the following results to the Group during the financial year:

2012
	MOL Thailand	Game Box	MOL Australia	Rixty	MyCNX
	MYR	MYR	MYR	MYR	MYR

Revenue	17,127,761	1,070,172	26,346	457,648	3,839,712
Profit/(Loss) for the year	4,835,511	226,950	(264,742)	(1,139,682)	2,213,191

2013
	MOL Turkey	GameSultan	Nganluong	MOLCube	MMOG Thai
	MYR	MYR	MYR	MYR	MYR

Revenue	13,021,563	10,154,095	7,062,561	—	261,603
Profit/(Loss) for the year	1,218,615	5,845,338	658,384	(425,363)	(239,731)

2014
	Easy2Pay	PaybyMe	MOL Wallet
	MYR	MYR	MYR

Revenue	7,219,764	12,589,741	—
Profit/(Loss) for the year	1,369,662	537,614	(135,427)

If the acquisitions had occurred on 1 January 2012, the Group’s results for the current financial year would have been as follows:

	MOL Thailand	Game Box	MOL Australia	Rixty	MyCNX
	MYR	MYR	MYR	MYR	MYR

Revenue	95,573,753	95,573,753	95,580,102	96,308,340	111,644,242
Profit for the year	5,984,996	5,984,996	5,902,371	4,659,853	10,555,149

If the acquisitions had occurred on January 1, 2013, the Group’s results for the current financial year would have been as follows:

	MOL Turkey	GameSultan	Nganluong	MOLCube	MMOG Thai
	MYR	MYR	MYR	MYR	MYR

Revenue	173,754,280	173,315,304	172,559,653	171,518,303	171,518,303
Profit for the year	18,076,870	19,295,456	18,640,597	18,557,526	18,672,525

If the acquisition has occurred on January 1, 2014, the Group’s results for the current financial year would have been as follows:

	Easy2Pay	PaybyMe	MOL Wallet
	MYR	MYR	MYR

Revenue	204,312,016	233,088,663	202,713,170
Loss for the year	(17,756,216)	(13,781,525)	(17,921,007)

43.	DISPOSAL OF A SUBSIDIARY

On March 11, 2014, the Group disposed of Gamebox Sdn Bhd which carried out the wholesale and distribution of computer software & computer games.

43.1	Consideration received

2014
MYR

Consideration received in cash and cash equivalents	600,000

43.2	Analysis of assets and liabilities over which control was lost

2014
MYR

Non-current asset
Property, plant and equipment	90,008

Current assets
Inventories	502,078
Trade receivables	376,437
Other receivables, deposits and prepaid expenses	81,631
Amount due by holding company	22,291
Amount due by other related parties	2,000
Cash and bank balances	253,771

Current liabilities
Trade payables	(104,500)
Other payables and accrued expenses	(68,072)
Amount due to holding company	(203,161)
Amount due to other related parties	(49,201)

Net assets disposed of	903,282

43.3	Gain on disposal of a subsidiary

2014
MYR

Consideration received in cash and cash equivalents	600,000
Net assets disposed of	(903,282)

Total	(303,282)
Goodwill on consolidation (Note 21)	(50,083)
Non-controlling interests disposed of	440,802

Gain on disposal of a subsidiary (Note 12)	87,437

43.4	Net cash inflows on disposal of a subsidiary

2014
MYR

Consideration received in cash and cash equivalents	600,000
Less: cash and cash equivalents disposed of	(253,771)

Net cash inflow on disposal	346,229

44.	FINANCIAL INSTRUMENTS

44.1	Capital Risk Management

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximising the return to stakeholders.

The Group monitors and reviews its capital structure based on their business and operating requirements.

There were no changes in the Group’s approach to capital management during the years presented.

44.2	Significant Accounting Policies

Details of the significant accounting policies and methods adopted for each class of financial assets, financial liabilities and equity instruments are disclosed in Note 3.

44.3	Categories of Financial Instruments

	2012	2013	2014
	MYR	MYR	MYR

Financial Assets
At fair value
Available-for-sale (Note 24)	—	—	806,627

At amortized cost:
Trade receivables (Note 26)	26,272,966	33,820,107	58,300,667
Other receivables and deposits (Note 27)	6,069,983	8,786,805	12,551,454
Finance lease receivables (Note 22)	278,342	572,377	558,668
Amount due from associates (Note 28)	1,208,124	216,848	—
Amount due from related parties (Note 28)	2,008,076	584,951	959,623
Cash and bank balances and restricted cash (Note 29)	34,638,680	54,561,923	184,963,464

Total loans and receivables	70,476,171	98,543,011	258,140,503

Financial Liabilities

At fair value:
Derivative financial liabilities (Note 36)	—	26,164,107	1,202,000

At amortized cost:
Trade payables (Note 34)	32,277,734	48,009,555	82,342,742
Other payables (Note 35)	13,897,785	19,912,049	19,498,352
Amount due to related parties (Note 28)	17,853,907	30,747,913	602,486
Borrowings (Note 32)	55,442,621	73,014,866	55,734,044

Total financial liabilities	119,472,047	197,848,490	159,379,624

44.4	Financial Risk Management Objectives and Policies

The Group’s financial risk management policies seek to ensure that adequate financial resources are available for the development of the Group’s businesses whilst managing its interest rate, foreign exchange, liquidity and credit risks.

(i)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Group’s exposure to changes in interest rates relates primarily to the Group’s deposits with banks and interest bearing debt obligations. The Group does not use derivative financial instruments to hedge its risk but regularly reviews its debt portfolio to enable it to source low interest funding. The Group’s deposits are placed at fixed rates and management endeavours to obtain the best rate available in the market.

Sensitivity analysis for interest rate risk

At December 31, 2014, if interest rates had been 50 basis points lower/higher, with all other variables held constant, the Group’s post-tax profit for the financial year would have been MYR98,455 (2013: MYR107,259; 2012: MYR132,370) higher/lower, arising mainly as a result of lower/higher finance costs on floating rate borrowings. The assumed movement in basis points for interest rate sensitivity analysis is based on a prudent estimate of the current market environment.

(ii)	Foreign exchange risk

Foreign exchange risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Exchange rate exposures are managed within the approved policy parameters.

The Group undertakes certain transactions denominated in foreign currencies where the amounts outstanding are exposed to foreign currency risk. The Group monitors its foreign exchange exposure on an ongoing basis and is managed within approved policy parameters.

The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities at the end of the reporting period are as follows:

	Assets
	2012	2013	2014
	MYR	MYR	MYR

US Dollar (“USD”)	17,419,492	7,089,302	88,290,755
Singapore Dollar (“SGD”)	1,750,364	3,352,218	4,383,805
Indonesian Rupiah (“IDR”)	2,460,301	4,574,655	1,427,374
Philippines Peso (“PHP”)	7,146,408	8,625,998	7,471,880
Thai Baht (“THB”)	20,627,842	21,734,604	29,566,066
Australian Dollar (“AUD”)	62,069	592,168	1,018,984
Euro (“EUR”)	116,522	109,129	220,468
Indian Rupee (“INR”)	467,706	—	—
Hong Kong Dollar (“HKD”)	—	—	2,602
Turkish Lira (“TRY”)	—	15,060,468	35,466,846
Vietnamese Dong (“VND”)	—	13,194,206	17,349,319
New Zealand Dollar (“NZD”)	—	—	31,075
Taiwan New Dollar (“TWD”)	—	543,707	497,696

	50,050,704	74,876,455	185,726,870

	Liabilities
	2012	2013	2014
	MYR	MYR	MYR

US Dollar (“USD”)	9,626,317	12,980,567	14,396,329
Singapore Dollar (“SGD”)	17,381,407	160,231	323,441
Indonesian Rupiah (“IDR”)	1,070,823	2,832,210	469,330
Philippines Peso (“PHP”)	6,742,121	6,969,636	8,448,642
Thai Baht (“THB”)	15,780,790	14,364,943	26,119,704
Australian Dollar (“AUD”)	27,879	17,556	97,150
India Rupee (“INR”)	—	8,352	7,376
Turkish Lira (“TRY”)	—	26,552,546	16,937,992
Euro (“EUR”)	457,437	—	512,313
Vietnamese Dong (“VND”)	—	4,021,876	7,635,193
Hong Kong Dollar (“HKD”)	—	—	2,692
New Zealand Dollar (“NZD”)	—	—	43
Taiwan New Dollar (“TWD”)	—	—	7,568
British Pound Sterling (“GBP”)	—	3,225	—

	51,086,774	67,911,142	74,957,773

Group’s foreign currency sensitivity

5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign exchange rates.

If the MYR strengthened/weakened by 5% against the foreign currencies with all other variables held constant, the Group’s post-tax profit for the financial year would have been MYR5,538,455 (2013: MYR348,266; 2012: MYR51,804) lower/higher.

The above sensitivity analysis is unrepresentative of the inherent foreign exchange risk because the year-end exposure does not reflect the exposure during the year.

(iii)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting financial obligations due to shortage of funds. The Group’s exposure to liquidity risk arises from mismatches of the maturities of financial assets and liabilities. The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans and finance lease agreements.

The Group’s holding of cash and short term deposits, together with committed funding facilities and net cash flow from operations, are expected to be sufficient to cover its cash flow needs.

The Group financed its operations by shareholders’ equity, bank borrowings, amounts due to related parties and internal financial resources. As of December 31, 2014, the Group has net current assets of MYR114,236,953 and net current liabilities, MYR77,713,061, MYR27,075,411 as of December 31, 2013 and 2012, respectively. The Group has implemented a number of measures to mitigate the liquidity risk. Taking into account further advances from the related parties or shareholders as well as the estimated future cash inflows from the Group’s operations. The Directors are of the view that the Group will have sufficient positive cash flows to support the Group to operate on a going concern basis for at least the next twelve months from the end of the reporting period. Accordingly, the Directors believe that the Group has the ability to continue with its current line of business and meet its other financial obligations. Hence, the consolidated financial statements have been prepared on a going concern basis.

The table below summarizes the maturity profile of the Group’s financial liabilities as at the reporting date. The table was prepared based on the undiscounted cash flows on financial liabilities on the basis of the earliest date at which the Group can be required to pay. The table includes both interest and principal cash flows.

	Weighted average effective interest rate %	On demand or within 1 year MYR	Within 2 to 5 years MYR	After 5 years MYR	Total MYR

2012
Non-interest bearing	—	64,029,426	—	—	64,029,426
Variable interest rate instruments	7.63% - 7.88%	560,466	727,710	1,506,050	2,794,226
Fixed interest rate instruments	2.59% - 7.25%	54,833,385	1,673,323	—	56,506,708

		119,423,277	2,401,033	1,506,050	123,330,360

2013
Non-interest bearing	—	124,833,624	—	—	124,833,624
Variable interest rate instruments	7.63% - 7.88%	220,167	595,512	1,439,752	2,255,431
Fixed interest rate instruments	2.59% - 7.25%	74,394,544	1,485,488	—	75,880,032

		199,448,335	2,081,000	1,439,752	202,969,087

2014
Non-interest bearing	—	103,645,580	—	—	103,645,580
Variable interest rate instruments	7.40% - 7.88%	206,097	822,685	1,752,670	2,781,452
Fixed interest rate instruments	2.59% - 7.25%	56,423,172	1,237,359	—	57,660,531

		160,274,849	2,060,044	1,752,670	164,087,563

(iv)	Credit risk

Credit risk refers to the risk that a counter party will default on its contractual obligation resulting in financial loss to the Group. Credit risk with respect to trade and other receivables is managed through the application of credit approvals, credit limits and monitoring procedures. Credit is extended to the customers based upon careful evaluation of the customers’ financial condition and credit history. Surplus funds are placed with licensed financial institutions to minimize the risk that the counterparties will fail in performing their obligation.

The Group has significant concentration of credit risk from its affiliate amounting to MYR14,030,525 (2013: MYR3,015,095; 2012: MYR6,715,553).

The maximum credit exposure of the Group, without taking into account the fair value of any collateral, is represented by its carrying amounts of financial assets.

(v)	Other price risk

The Group is exposed to equity price risks arising from equity investments. Equity investments are held for strategic rather than trading purposes. The Group does not actively trade these investments.

Equity price sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to equity price risks at the end of the reporting period.

If equity prices had been 5% higher/lower:

•	Profit for the year ended December 31, 2014 would have been unaffected as the equity investments are classified as available-for-sale and no investments were disposed of or impaired; and

•	Other comprehensive income for the year ended December 31, 2014 would increase/decrease by MYR40,331 (2013: MYRNil) as a result of the changes in fair value of available-for-sale financial assets.

(vi)	Fair Values

The fair values of financial instruments refer to the amounts at which the instruments could be exchanged or settled between knowledgeable and willing parties in an arm’s length transaction. Fair values have been arrived at based on prices quoted in an active, liquid market or estimated using certain valuation techniques such as discounted future cash flows based upon certain assumptions. Amounts derived from such methods and valuation techniques are inherently subjective and therefore do not necessarily reflect the amounts that would be received or paid in the event of immediate settlement of the instruments concerned.

On the basis of the amounts estimated from the methods and techniques as mentioned in the preceding paragraph, the carrying amount of the various financial assets and financial liabilities reflected on the statements of financial position approximate their fair values.

The methodologies used in arriving at the fair values of the principal financial assets and financial liabilities of the Group are as follows:

•	Cash and cash equivalents, trade and other receivables, amount due from associates, amount due from related parties, trade and other payables and short-term borrowings: The carrying amounts are considered to approximate the fair values as they are either within the normal credit terms or they have short-term maturity period.

•	Non-current finance receivables: The fair value represents a present value of discounted estimated future cash flows with the use of market rates effective at the end of reporting period.

•	Available-for-sale financial assets: Marketable securities quoted in an active market are carried at market value.

•	Derivative instruments: The fair values of the derivative financial liabilities were estimated using Monte Carlo or Binomial Option Pricing Simulation method.

•	Long-term borrowings: The fair values of long-term borrowings are determined by estimating future cash flows on a borrowing-by-borrowing basis, and discounting these future cash flows using an interest rate which takes into consideration the Group’s incremental borrowing rate at year end for similar types of debt arrangements.

As of December 31, 2012, 2013 and 2014, the fair value of financial assets and financial liabilities were not significant different from their carrying value.

Fair value measurements recognized in the statement of financial position

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable.

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

2013	Level 1	Level 2	Level 3	Total
	MYR	MYR	MYR	MYR

Financial liabilities at FVTPL
Derivative financial liabilities	—	—	26,164,107	26,164,107

2014	Level 1	Level 2	Level 3	Total
	MYR	MYR	MYR	MYR

Financial assets at FVTPL
Available-for-sale financial assets	806,627	—	—	806,627

Financial liabilities at FVTPL
Derivative financial liabilities	—	—	1,202,000	1,202,000

The following table shows a reconciliation from the beginning balances to the ending balances for fair value measurements in Level 3 of the fair value hierarchy:

	2012	2013	2014
	MYR	MYR	MYR

As of January 1	—	—	26,164,107
Acquisition of subsidiaries (Note 42)	—	23,124,127	1,202,000
Exercise of put options (Note 36)	—	—	(22,428,031)
Changes in fair value recognized in profit or loss (Note 12)	—	3,039,980	(3,736,076)

As of December 31	—	26,164,107	1,202,000

Fair value of the Group’s financial liabilities that are measured at fair value on a recurring basis

The Group’s derivative financial liability is measured at fair value at the end of each reporting period. The following table gives information about how the fair value of the financial liability is determined (in particular, the valuation technique and inputs used).

	Fair value			Fair value hierarchy	Valuation technique and key inputs	Significant unobservable inputs	Relationship of unobservable inputs to fair value
Financial liabilities	2012	2013	2014
	MYR	MYR	MYR
PaybyMe - Call and put options, net (Note 36)	—	—	1,202,000	Level 3	Binomial Option Pricing Simulation method	Spot equity value as of valuation date	Higher the spot equity value, higher the value of option

MOL Turkey and GameSultan - Put option (Note 36)	—	26,164,107	—	Level 3	Monte Carlo Simulation method	Share price, correlation in share price, revenue multiple and gross profit multiple	Higher positive correlation between revenue multiple, gross profit multiple and share price, lower the value of option

If the above unobservable inputs to the valuation model of put option were 5% higher/lower, the carrying amount of the put option would increase/decrease by approximately MYR970,000 (2013: MYR1,247,000; 2012: MYR Nil).

45.	CONTINGENCIES

Between November 24, 2014 and December 2, 2014, three putative class actions were commenced against, among others, the Company and certain of its officers and directors, in the United States District Court for the Southern District of New York captioned Freedman v. MOL Global, Inc., et al., 14 CV 9357 (WHP), Grodko v. MOL Global, Inc., et al., 14 CV 9397 (WHP) and Jewell v. MOL Global, Inc., et al., 14 CV 9493 (WHP). Each asserts claims under Sections 11 and 15 of the Securities Act of 1933 on behalf of investors who acquired the Company’s American Depositary Shares (“ADSs”) between October 9, 2014 and November 20, 2014, and/or who acquired ADSs pursuant and/or traceable to the Registration Statement and Prospectus issued in connection with the Company’s October 9, 2014 Initial Public Offering. The Freedman and Grodko actions also assert claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934.

On December 22, 2014, plaintiffs voluntary dismissed the Grodko action. The Court has consolidated the two remaining complaints into a single action but has yet to appoint a lead plaintiff. The Company intends to defend the actions vigorously.

Given the early stage of this case, the Group is not in a position to evaluate the likelihood that damages or other relief will be awarded, or the amount of damages that may be awarded.

46.	SIGNIFICANT EVENTS SUBSEQUENT TO THE END OF THE REPORTING PERIOD

i)	On March 18, 2015, a board resolution has been passed by the Company to suspend the “General Employees Share Option Plan” which was approved by the Board of Directors on September 18, 2014 with immediate effect. The suspension would indefinitely defer the communications of the share options grants to the employees. The plan will be re-considered through a review process taking into account the share prices and market condition which is uncertain at the present time. The fair value determined at the grant date of the equity-settled share-based payments will continue to be expensed on a straight-line basis over the vesting period, based on the Group’s estimate of equity instruments that will eventually vest, with a corresponding increase in equity.

ii)	On January 19, 2015, Nganluong, a subsidiary of MOL AccessPortal Sdn Bhd had increased its paid-up capital to VND52,737,500.000 divided into 5,273,750 shares of VND10,000. MOLAP had acquired further 2,596,875 shares with par value of VND10,000 for a total amount of VND25,968,750,000. The effective equity interest remain unchanged at 50%.

iii)	On January 8, 2015, the Group entered into a Sale and Purchase agreement with certain directors of a subsidiary to sell the investment property situated in Bandar Sri Permaisuri, for a total sales consideration of MYR2,500,000. On February 27, 2015, a portion of the proceeds from the sale was used to settle the remaining unpaid principal, accrued interest and prepayment charges of the term loan obtained from a local commercial bank in Malaysia amounting to MYR1,696,325.

47.	APPROVAL OF CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements were approved by the board of directors and authorized for issue on April 30, 2015.