Form 20-F/A
period 2014-12-31
MOL Global, Inc.
filed 2016-05-02
CIK 1604929

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F/A

Amendment No. 1

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

EXPLANATORY NOTE

MOL Global, Inc. ( “we,” “our,” “us” or “the Company”) is filing this Amendment No. 1 (“this Amendment No. 1”) to amend its Annual Report on Form 20-F for the year ended December 31, 2014 (the “Original Form 20-F”) that was filed with the Securities and Exchange Commission (“SEC”) on April 30, 2015 (the “Original Filing Date”). This Amendment No. 1 amends Item 3, Item 5, Item 8 and Item 18 of the Original Form 20-F to reflect the Company’s restated financial statements as of and for the year ended December 31, 2014, and Item 15 of the Original Form 20-F to describe a material weakness and significant deficiencies in our internal control over financial reporting as of December 31, 2014 that were identified in connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2015. This Amendment No. 1 should be read in conjunction with the Original Form 20-F.

This Amendment No. 1 speaks as of the Original Filing Date and, except as specifically provided above, this Amendment No. 1 does not amend, update or restate any other items or sections of the Original Form 20-F and does not reflect events occurring after the Original Filing Date. The filing of this Amendment No. 1, and the inclusion of newly executed certifications, should not be understood to mean that any other statements contained in the Original Form 20-F are true and complete as of any date subsequent to the Original Filing Date.

Restatement of Financial Statements

As disclosed in our interim report on Form 6-K (File No. 001-36637) filed with the SEC on May 2, 2016, we have restated our consolidated financial results for the year ended December 31, 2014 to correct our accounting for put options granted to the holders of the non-controlling interest of our subsidiary, Klon Ödeme ve Iletisim Teknolojileri Anonim Şirketi (“PayByMe”).

A review of the application of IFRS to options (the “Put Options”) granted by our wholly-owned subsidiary, MOL AccessPortal Sdn. Bhd.(“MOLAP”), in connection with the acquisition by MOLAP of a 51% equity interest in PaybyMe resulted in a restatement of previous accounting. In September 2014, we acquired a 51% equity interest in PayByMe, which operates a mobile carrier billing platform in Turkey and the Middle East. In connection with the acquisition, MOLAP granted the Put Options to the non-controlling interest of PaybyMe, pursuant to which the holders of the non-controlling interest have the contractual right to require MOLAP to subscribe for shares representing the remaining 49% equity interest in PayByMe that MOLAP does not already own (the “Option Shares”) in tranches during specified periods. These options are disclosed in note 17(b)(i) (Acquisition of Klon Ödeme ve Iletisim Teknolojileri Anonim Şirketi (“PayByMe”)) and 36(ii) (Derivative Financial Liabilities) to our consolidated financial statements as of and for the year ended December 31, 2014.

Upon reviewing the application of IFRS, we noted that we are required to recognize a gross obligation for the present value of the redemption amount of the Put Options because the holders of the non-controlling interest have the right to require MOLAP to pay cash or another financial asset in exchange for the Option Shares. The gross obligation must be recognized at an amount equal to the present value of the estimated amounts that could be required to be paid to the holders of the non-controlling interest in accordance with the shareholders agreement between MOLAP and the holders of the non-controlling interest and are subject to re-measurement at the end of each reporting period. Changes in the measurement of the gross obligation due to the unwinding of the discount or changes in the estimated amounts that the acquirer could be required to pay are recognized in profit or loss at the end of each reporting period. As a result, we have restated our put option written on non-controlling interest and financial liability on in-subtance forward on our consolidated statements of financial position as of December 31, 2014.

In addition, the gross obligation on in-substance forward recognized in connection with these options gives rise to the unwinding of discount and changes in estimates of gross obligation to be reported as “finance costs”, in each case on our consolidated statement of profit or loss and other comprehensive income for the year ended December 31, 2014. None of the fair value adjustments and corresponding re-measurements have any impact on our operating cash flows. For the year ended December 31, 2014, the unwinding of discount of gross obligation and changes in estimates of the gross obligation was MYR3.2 million. Accordingly, a restatement has been made to the consolidated financial statements as of and for the year ended December 31, 2014.

The effects of the restatement are set forth in the following table.

	As of and for the year ended
	December 31, 2014
	As previously reported	Adjustment	As restated
(In thousands)	MYR	MYR	MYR

Consolidated statements of profit or loss and other comprehensive income data

Finance costs	(5,987)	(3,154)	(9,141)
Loss before tax	(17,269)	(3,154)	(20,423)
Loss for the period	(17,906)	(3,154)	(21,060)
Total comprehensive loss for the period	(7,192)	(3,154)	(10,346)

Loss for the period attributable to:-
Owners of the Company	(21,600)	(3,154)	(24,754)

Loss per share
Basic (sen)	(35.28)	(5.16)	(40.44)
Diluted (sen)	(35.28)	(5.16)	(40.44)

Total comprehensive loss for the period attributable to:-
Owners of the Company	(10,902)	(3,154)	(14,056)

Consolidated statements of financial position data

Capital and reserves
Reserves	247,284	(3,154)	244,130
Put option written on non-controlling interest	—	(32,944)	(32,944)

Non-Current Liabilities
Financial liability on in-substance forward	—	37,300	37,300

Current Liabilities
Derivative financial liability	1,202	(1,202)	—

Adjusted EBITDA

Loss for the period	(17,906)	(3,154)	(21,060)
Unwinding of discount and change in estimates of the gross obligations	—	3,154	3,154

ITEM 3.	Key Information.

A.	Selected financial data.

The following table presents the selected consolidated financial information of our company. Our summary consolidated statements of profit or loss data for the years ended December 31, 2012, 2013 and 2014, summary consolidated statements of financial position data as of December 31, 2012, 2013 and 2014 and summary consolidated statements of cash flow data presented below for the years ended December 31, 2012, 2013 and 2014 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our consolidated financial statements for the year ended December 31, 2014 have been restated. Our summary consolidated statements of profit or loss data for the year ended December 31, 2011, summary consolidated statements of financial position data as of December 31, 2011 and summary consolidated statements of cash flow data presented below for the year ended December 31, 2011 have been derived from our audited consolidated financial statements not included in this annual report. We have not included financial information for the year ended December 31, 2010, as such information is not available on a basis that is consistent with the consolidated financial information for the years ended December 31, 2011, 2012, 2013 and 2014 and cannot be obtained without unreasonable effort or expense. Our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our selected consolidated financial data also includes adjusted EBITDA, which is a non-IFRS measure that is not required by, or presented in accordance with, IFRS, but is included because we believe it is indicative of our operating performance and used by investors and analysts to evaluate companies in our industry. Our historical results are not necessarily indicative of results expected for future periods.

You should read the summary consolidated financial information in conjunction with our consolidated financial statements and related notes and Item 5. “Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for future periods.

	For the year ended December 31,
	2011	2012	2013		2014
					(Restated)
	(MYR in millions, except per share data)
Summary Consolidated Statements of Profit or Loss Data
Revenue	63.2	95.6	171.5	(1)	202.7
Direct cost and other ancillary expenses	(32.0)	(48.2)	(70.0	)(1)	(94.4)
Employee expenses	(10.2)	(16.5)	(31.0)		(52.2)
Depreciation and amortization expenses	(3.6)	(6.9)	(20.6)		(24.4)
Marketing, advertising and promotion expenses	(1.2)	(1.8)	(8.3)		(6.1)
Communication and travelling expenses	(2.4)	(3.0)	(5.7)		(7.9)
Office related expenses	(1.9)	(2.4)	(3.9)		(4.3)
Other operating expenses	(2.8)	(3.8)	(6.7)		(32.2)

Profit/(Loss) from operations	9.1	12.9	25.4		(18.8)
Other income	3.0	0.9	2.5		7.6
Non-operating expenses	—	(1.6)	(3.0)		—
Finance costs	(2.7)	(2.9)	(5.1)		(9.2	)(3)
Share of results of associates	1.0	(0.0)	(0.0)		(0.1)

Profit/(Loss) before tax	10.4	9.4	19.8		(20.5)
Income tax expense	(2.2)	(3.4)	(1.2)		(0.6)

Profit/(Loss) for the year	8.2	6.0	18.7		(21.1)

Profit/(Loss) for the year attributable to owners of the company	8.2	4.7	12.0		(24.8)
Profit/(Loss) for the year attributable to non-controlling interests	(0.1)	1.3	6.7		3.7

Earnings/(Loss) per share
Basic (sen)(2)	13.97	8.01	20.39		(40.44)
Diluted (sen)(2)	13.97	8.01	20.39		(40.44)

Note:

(1)	As disclosed in our interim reports on Form 6-K (File No. 001-36637) furnished to the SEC on December 2, 2014 and April 30, 2015, as a result of certain accounting errors in connection with the financial results of NganLuong, our subsidiary in Vietnam which we acquired in March 2013, our revenue and direct cost and other ancillary expenses for 2013 are each overstated by MYR4.3 million, with no other line items being affected. However we have determined not to restate our financial statements for 2013 because the adjustments are not material to our consolidated financial statements as a whole. See Item 3.D. “Key Information – Risk Factors – Risks Relating to Our Business – Certain errors were identified in our consolidated statements of profit or loss and other comprehensive income for three month periods ended March 31, 2013, June 30, 2013, September 30, 2013, December 31, 2013, March 31, 2014, June 30, 2014 and September 30, 2014, the six month periods ended June 30, 2013 and 2014, and the year ended December 31, 2013.”

(2)	Sen is a unit of Malaysian currency. One hundred sen equal one Malaysian Ringgit.
(3)	As disclosed in our interim report on Form 6-K (File No. 001-36637) filed with the SEC on May 2, 2016, as a result of review of the application of IFRS to options (the “Put Options”) granted by our wholly-owned subsidiary, MOL AccessPortal Sdn. Bhd.(“MOLAP”), in connection with the acquisition by MOLAP of a 51% equity interest in PaybyMe, our subsidiary in Turkey which we acquired in September 2014, we noted that we are required to recognize a gross obligation for the present value of the redemption amount of the Put Options because the holders of the non-controlling interest have the right to require MOLAP to pay cash or another financial asset in exchange for the Option Shares. The gross obligation must be recognized at an amount equal to the present value of the estimated amounts that could be required to be paid to the holders of the non-controlling interest in accordance with the shareholders agreement between MOLAP and the holders of the non-controlling interest and shall be subject to re-measurement at the end of each reporting period. Changes in the measurement of the gross obligation due to the unwinding of the discount or changes in the estimated amounts that the acquirer could be required to pay are recognized in profit or loss at the end of each reporting period. See “Explanatory note” for the impact for this adjustment to our consolidated financial statements as a whole.

	As of December 31,
	2011	2012	2013	2014
				(Restated)
	(MYR in millions)

Summary Consolidated Statements of Financial Position Data
Cash and cash equivalents	5.4	32.1	49.7	150.6
Total current assets	60.3	97.4	127.0	293.2
Intangible assets	21.1	62.4	138.9	164.4
Total assets	92.1	174.3	282.9	481.4
Total current liabilities	70.8	124.5	204.7	177.7	(1)
Total liabilities	71.1	134.5	217.9	228.4	(1)

(1)	As disclosed in our interim report on Form 6-K (File No. 001-36637) filed with the SEC on May 2, 2016, as a result of review of the application of IFRS to options (the “Put Options”) granted by our wholly-owned subsidiary, MOL AccessPortal Sdn. Bhd.(“MOLAP”), in connection with the acquisition by MOLAP of a 51% equity interest in PaybyMe, our subsidiary in Turkey which we acquired in September 2014, we noted that we are required to recognize a gross obligation for the present value of the redemption amount of the Put Options because the holders of the non-controlling interest have the right to require MOLAP to pay cash or another financial asset in exchange for the Option Shares. The gross obligation must be recognized at an amount equal to the present value of the estimated amounts that could be required to be paid to the holders of the non-controlling interest in accordance with the shareholders agreement between MOLAP and the holders of the non-controlling interest and shall be subject to re-measurement at the end of each reporting period. Changes in the measurement of the gross obligation due to the unwinding of the discount or changes in the estimated amounts that the acquirer could be required to pay are recognized in profit or loss at the end of each reporting period. See “Explanatory note” for the impact for this adjustment to our consolidated financial statements as a whole.

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

We present adjusted EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by the age and book depreciation of fixed and intangible assets (affecting relative depreciation and amortization expenses), changes in foreign exchange rates that impact financial assets and liabilities denominated in currencies other than our functional currency (affecting unrealized gain/(loss) on foreign exchange and realized gain/(loss) on foreign exchange), variations in capital structures (affecting interest income and interest expenses), share of results of associates, loss on disposal and write-down of property, plant and equipment, acquisition related costs, and tax positions (affecting income tax expenses) (such as the impact on periods or companies of changes in effective tax rates), IPO expenses and class action legal fees which are non-recurring. In addition, adjusted EBITDA excludes reversal for impairment on inventories and trade receivables, inventory and intangible assets written off and the non-cash impact employee share based compensation, changes in the fair value of derivative and changes in the measurement of the gross obligation due to the unwinding of the discount and change in the estimates, that, in each case, we do not believe reflect the underlying performance of our business. Some limitations of adjusted EBITDA are that: (i) adjusted EBITDA does not reflect income tax payments that may represent a reduction in cash available to us; (ii) adjusted EBITDA does not include other income, other expense and foreign exchange gains and losses; and (iii) adjusted EBITDA excludes depreciation and amortization and although these are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future.

Some limitations of adjusted EBITDA are that:

•	adjusted EBITDA does not reflect income tax payments that may represent a reduction in cash available to us; and

•	adjusted EBITDA does not include other income, other expense and foreign exchange gains and losses.

The following table reconciles adjusted EBITDA to profit/(loss) for the year.

	For the year ended December 31,
	2011	2012	2013	2014
				(Restated)
	(MYR in millions)
Profit/(Loss) for the year	8.2	6.0	18.7	(21.1)
Plus:
Total depreciation and amortization	3.6	6.9	20.6	24.4
Reversal for impairment on trade receivables	—	—	—	(0.1)
Share of results of associates	(1.0)	0.0	0.0	0.1
Intangible assets written off	—	—	0.1	0.1
Development expenditure written off	—	—	—	0.2
Unrealized (gain)/loss on foreign exchange	—	—	(0.4)	3.4
Realized (gain)/loss on foreign exchange	(0.8)	(0.7)	0.2	0.6
Effect of remeasurement of equity interest in associates	—	1.6	—	—
Derivative fair value adjustment	—	—	3.0	(3.7)
Interest income	(0.0)	(0.4)	(0.8)	(1.5)
Interest expense	2.7	2.9	5.1	6.0
Income tax expense	2.2	3.4	1.2	0.6
Share based compensation expenses	—	—	—	15.7
Acquisition related costs	—	—	—	1.1
IPO expenses	—	—	—	13.6
Unwinding of discount and changes in estimates of gross obligation	—	—	—	3.2
Adjusted EBITDA	14.9	19.7	47.7	42.6

ITEM 5.	Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations has been revised for the effects of the restatement in our 2014 consolidated financial statements, and should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion and analysis may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under Item 3.D. “Key Information—Risk Factors” or in other parts of this annual report on Form 20-F.

A.	Operating Results

Selected Statements of Operations Items

Finance costs

Finance costs comprise interest on revolving credit, term loans, hire-purchase and finance lease facilities and unwinding of discount and change in estimates of gross obligation in relation to Put Options granted by MOL AccessPortal, in connection with the acquisition by MOL AccessPortal of a 51% equity interest in PaybyMe. See “Explanatory Note”.

Results of Operations

The following table sets forth our consolidated statements of profit or loss for the specified periods. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the year ended December 31,
	2012	2013		2014
				(Restated)
	(MYR in millions, except per share data)
Revenue	95.6	171.5	(1)	202.7
Direct cost and other ancillary expenses	(48.2)	(70.0	)(1)	(94.4)
Employee expenses	(16.5)	(31.0)		(52.2)
Depreciation and amortization expenses	(6.9)	(20.6)		(24.4)
Marketing, advertising and promotion expenses	(1.8)	(8.3)		(6.1)
Communication and travelling expenses	(3.0)	(5.7)		(7.9)
Office related expenses	(2.4)	(3.9)		(4.3)
Other operating expenses	(3.8)	(6.7)		(32.2)

Profit/(Loss) from operations	12.9	25.4		(18.8)
Other income	0.9	2.5		7.6
Non-operating expenses	(1.6)	(3.0)		—
Finance costs	(2.9)	(5.1)		(9.2	)(3)
Share of results of associates	(0.0)	(0.0)		(0.1)

Profit/(Loss) before tax	9.4	19.8		(20.5)
Income tax expense	(3.4)	(1.2)		(0.6)

Profit/(Loss) for the year	6.0	18.7		(21.1)

Profit/(Loss) for the year attributable to owners of the company	4.7	12.0		(24.8)
Profit/(Loss) for the year attributable to non-controlling interests	1.3	6.7		3.7

Earnings/(Loss) per share
Basic (sen)(2)	8.01	20.39		(40.44)
Diluted (sen)(2)	8.01	20.39		(40.44)

Notes

(1)	As disclosed in our interim reports on Form 6-K (File No. 001-36637) furnished to the SEC on December 2, 2014 and concurrently with the filing of this annual report, as a result of certain accounting errors in connection with the financial results of NganLuong, our subsidiary in Vietnam which we acquired in March 2013, our revenue and direct cost and other ancillary expenses for 2013 are each overstated by MYR4.3 million, with no other line items being affected. However we have determined not to restate our financial statements for 2013 because the adjustments are not material to our consolidated financial statements as a whole. See Item 3.D. “Key Information – Risk Factors – Risks Relating to Our Business – Certain errors were identified in our consolidated statements of profit or loss and other comprehensive income for three month periods ended March 31, 2013, June 30, 2013, September 30, 2013, December 31, 2013, March 31, 2014, June 30, 2014 and September 30, 2014, the six month periods ended June 30, 2013 and 2014, and the year ended December 31, 2013.”
(2)	Sen is a unit of the Malaysian currency. One hundred sen equal one Malaysian Ringgit.
(3)	As disclosed in our interim report on Form 6-K (File No. 001-36637) filed with the SEC on May 2, 2016, as a result of review of the application of IFRS to options (the “Put Options”) granted by our wholly-owned subsidiary, MOL AccessPortal Sdn. Bhd.(“MOLAP”), in connection with the acquisition by MOLAP of a 51% equity interest in PaybyMe, our subsidiary in Turkey which we acquired in September 2014, we noted that we are required to recognize a gross obligation for the present value of the redemption amount of the Put Options because the holders of the non-controlling interest have the right to require MOLAP to pay cash or another financial asset in exchange for the Option Shares. The gross obligation must be recognized at an amount equal to the present value of the estimated amounts that could be required to be paid to the holders of the non-controlling interest in accordance with the shareholders agreement between MOLAP and the holders of the non-controlling interest and shall be subject to re-measurement at the end of each reporting period. Changes in the measurement of the gross obligation due to the unwinding of the discount or changes in the estimated amounts that the acquirer could be required to pay are recognized in profit or loss at the end of each reporting period. See “Explanatory note” for the impact for this adjustment to our consolidated financial statements as a whole.

Year ended December 31, 2014 compared to year ended December 31, 2013

Revenue . Revenue increased 18.2% to MYR202.7 million for 2014 from MYR171.5 million for 2013 primarily due to increased revenue from all segments except MMOG.asia.

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

Finance costs. Finance costs increased 79.7% to MYR9.2 million for 2014 from MYR5.1 million for 2013 mainly arising from recognition of unwinding of discount and change in estimates of gross obligation in relation to Put Options granted by MOL AccessPortal, in connection with the acquisition by MOL AccessPortal of a 51% equity interest in PaybyMe. See “Explanatory Note”.

Profit/(loss) before tax. As a result of the foregoing, we incurred a loss before tax of MYR20.5 million for 2014 compared with a profit of MYR19.8 million for 2013.

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

Profit/(loss) for the year. As a result of the foregoing, we incurred a loss for the year of MYR21.1 million for 2014 compared with a profit for the year of MYR18.7 million for 2013 mainly due to expenses incurred in connection with our initial public offering and share-based compensation expenses, in addition to increased overall employee costs.

Other comprehensive income/(loss) for the year, net of tax. Other comprehensive income for the year, net of tax was MYR10.7 million for 2014 as compared to other comprehensive loss for the year, net of tax of MYR3.8 million for 2013. This was primarily due to a foreign currency translation gain resulting from a weakening of the Malaysian Ringgit against the U.S. dollar in 2014, whereas our comprehensive loss in 2013 primarily resulted from foreign currency translation losses as a result of a strengthening of the Malaysia Ringgit, particularly against the Turkish Lira and Vietnamese Dong.

Total comprehensive income/(loss) for the year. As a result of the foregoing, we incurred a total comprehensive loss of MYR10.4 million for 2014 compared to total comprehensive income of MYR14.9 million for 2013.

B.	Liquidity and capital resources

Our principal sources of liquidity have been cash generated from shareholders’ equity and borrowings, including interest-free advances from related parties. Our cash and cash equivalents consist of cash on hand and deposits placed with banks, a portion of which are restricted trust deposits that we are required to maintain in order to remain in compliance with Guidelines on Electronic Money issued by BNM. In addition, as required under the terms of our acquisition of PayByMe, we secured a bank guarantee for the benefit of the holders of the non-controlling interest of PayByMe by pledging an amount of MYR28.0 million.

Cash Flow

The following table sets forth our cash flows for the specified years.

	For the year ended December 31,
	2012	2013	2014
	(MYR in millions)
Summary Consolidated Statements of Cash Flows Data
Net cash from operating activities	23.9	54.0	20.8
Net cash used in investing activities	(3.3)	(60.6)	(59.5)
Net cash from financing activities	6.3	27.3	133.4
Net increase in cash and cash equivalents	27.0	20.7	94.7
Cash and cash equivalents at beginning of year	5.4	32.1	49.7
Effect on exchange rate changes	(0.3)	(3.0)	6.1
Cash and cash equivalents at end of year	32.1	49.7	150.6

Cash flows from operating activities

Our operating activities primarily comprise our sales of MOLPoints payment credits, MOLReloads e-vouchers for mobile airtime and MOLPay payment processing services and our operation of our games portal, MMOG.asia and certain non-core business operations.

Net cash provided by operating activities for 2014 was MYR20.8 million primarily comprising loss before tax of MYR20.5 million adjusted for non-cash transactions, including depreciation and amortization of MYR24.4 million partly in connection with the subsidiaries which we acquired in 2013 and 2014 and which have substantial property, plant and equipment and intangible assets; a derivative fair value adjustment of MYR3.7 million relating to the revaluation as of December 31, 2014 of put options that we granted with respect to the 30% minority interests in Game Sultan and PaytoGo; recognition of unwinding of discount and changes in estimates of gross obligations of MYR3.2 million relating to the changes in the measurement of the gross obligation arising from the put options that our wholly-owned subsidiary MOL AccessPortal granted with respect to the 49% minority interest in PayByMe; share based compensation of MYR15.7 million; unrealized loss on foreign exchange of MYR3.4 million; interest expense of MYR6.0 million primarily relating to our loan from MDV to finance our working capital requirements in connection with the growth of our MOLReloads and MOLPoints businesses in Malaysia; an increase of MYR26.5 million in trade payables, other payables and accrued expenses resulting from the growth of our business in Thailand and Vietnam and our acquisitions of EasytoPay and PayByMe in May 2014 and September 2014, respectively, partially offset by an increase of MYR22.9 million in trade receivables, other receivables, deposits and prepaid expenses primarily resulting from a MYR2.0 million increase in deposits to the sinking fund for our revolving credit facility with MDV, MYR16.0 million of trade receivables from 7-Eleven, which had in prior years settled its trade receivables before they came due and in 2014 settled its trade receivables when they became due; MYR2.2 million of trade receivables from MOL Thailand due to increased volume; and a MYR1.0 million increase in inventories in line with the increase in sales volume; partially offset by interest paid of MYR6.0 million and income tax paid of MYR6.7 million.

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

Net cash used in investing activities for 2014 was MYR59.5 million primarily comprising cash outflows of MYR20.9 million in connection with our acquisitions of Easy2Pay and PaybeMe in May 2014 and September 2014, respectively. In addition we incurred cash outflows of MYR5.6 million for purchases of property, plant and equipment in connection with our migration to SAP in Malaysia, Turkey, Thailand and Vietnam; MYR1.1 million for purchases of intangible assets comprising rights to online game purchases by MyCNX; MYR0.8 million for purchase of available for sale financial assets; and MYR3.4 million for development expenditure in connection with the enhancement of our localized web portals for MOLPoints in Malaysia, Indonesia, Australia, Taiwan, Vietnam and New Zealand markets, in addition to development of our MOL mobile website and MOLReloads’ integration of Touch ‘n Go and bill payment services. Furthermore, restricted cash flows increased as a mainly due to our deposit of MYR29.6 million to secure bank guarantees for the benefit of minority shareholders of PaybyMe in December 2014, as required under the terms of our acquisition of PaybyMe.

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

F.	Tabular disclosure of contractual obligations

The following table sets forth our contractual obligations as of December 31, 2014. The following table does not reflect certain capital commitments, which were entered into subsequent to December 31, 2014 and are described under Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources— Capital Expenditures.”

	Due as of December 31,
	Total	2015	From 2016 to 2018	From 2019 to 2020	After 2020
	(MYR in millions)

Put options granted to the holder of the non-controlling interest of PayByMe	37.3	—	37.3	—	—
Borrowings	52.9	0.1	51.1	0.4	1.3
Future minimum lease payments for leased properties	6.0	3.0	3.0	—	—
Hire-purchase and finance lease payables	2.8	1.6	1.2	—	—

Total	99.0	4.7	92.6	0.4	1.3

Put options granted to the holder of the non-controlling interest of PayByMe relates to the financial liability with respect to the put options that we had granted to the minority shareholders of our 49%-owned subsidiary, PayByMe, when we acquired our 51% interests in September 2014. Borrowings include our current and non-current borrowings from third parties. Advances from related parties primarily relate to advances from entities controlled by our major shareholder to finance our acquisitions. Our operating lease obligations primarily relate to properties that we rent for office space. Hire-purchase and finance lease payables primarily relate to computer equipment and vehicle hire-purchase. A deposit of MYR29.6 million was pledged with a bank to secure bank guarantees for the benefit of the non controlling interest of PayByMe in December 2014, as required under the terms of our acquisition of PayByMe. This bank guarantee represents a financial pledge against the Put options granted to the holder of the non-controlling interest of PayByMe.

ITEM 8.	Financial Information

A.	Consolidated Financial Statements and Other Financial Information

See Item 18 “Financial Statements.”

ITEM 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our then, Co-Chief Executive Officers and our Group Chief Financial Officer, in connection with the filing of the Original Form 20-F on the Original Filing Date we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2014, which is the end of the period covered by this annual report. Based on that evaluation, our then, Co-Chief Executive Officers and our Group Chief Financial Officer concluded that our disclosure controls and procedures as of December 31, 2014 were not effective as a result of the material weaknesses and significant deficiencies in internal control over financial reporting as described below and in Item 3.D “Key Information—Risk Factors— If we fail to maintain an effective system of internal control over financial reporting, we may lose investor confidence in the reliability of our financial statements.”

Subsequent to the evaluation of our disclosure controls and procedures in connection with the filing of the Original Form 20-F on the Original Filing Date, management, including our Chief Executive Officers and our Group Chief Financial Officer, re-evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2014 in connection with the restatement discussed in Note 37 to the consolidated financial statements included in Item 18 of this report and the filing of this Amendment No. 1, and concluded that our disclosure controls and procedures were not effective as of December 31, 2014 as a result of the material weaknesses and significant deficiencies in internal control over financial reporting as described below.

Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Controls Over Financial Reporting

Material Weaknesses and Significant Deficiencies Identified in Connection with the Audit of Our Consolidated Financial Statements for the Year Ended December 31, 2014 and the Filing of the Original Form 20-F

As described above and in Item 3.D. “Key Information—Risk Factors,” as of December 31, 2014, in connection with the audit of our consolidated financial statements for the year ended December 31, 2014 and the filing of the Original Form 20-F on the Original Filing Date, we and our independent registered public accounting firm had identified seven material weaknesses in our internal control over financial reporting.

The first material weakness is that our SAP system and our MLogin system do not reconcile revenue recognized by MOL AccessPortal upon the redemption of the MOLPoints and deferred revenue for unutilized MOLpoints that remain in users’ MOLPoints wallets. The second material weakness relates to the IT general control environment, which includes design and operating effectiveness of IT controls, of MOL AccessPortal, MyCNX and Uniwiz, in addition to the lack of segregation of duties of IT personnel at GameSultan and PaytoGo. The third material weakness relates to the lack of access control and audit trails over the e-pins inventory database. Three material weaknesses were identified at PayByMe, the mobile carrier billing platform that we acquired in September 2014, namely (a) the lack of documentation for journal entries and inadequacy of human resources for consistent financial reporting on a timely basis; (b) lack of reconciliation of confirmation processes with respect to current accounts; and (c) the lack of an internal control department. The first and second of these material weaknesses identified at PayByMe have subsequently been classified as significant deficiencies as described below under “- Material Weakness and Significant Deficiencies Identified in Connection With the Audit of our Consolidated Financial Statements for the Year Ended December 31, 2015 and the Filing of this Amendment No. 1.” In addition, a material weakness was identified at NganLuong, our Vietnam subsidiary which we acquired in 2013, relating to the incorrect reporting of fees payable to merchants and the incorrect reporting of VAT. We have undertaken, and are continuing to undertake, certain remedial steps to address the material weaknesses. With respect to the lack of reconciliation for the revenue recognized and deferred revenue in connection with MOLPoints, our finance team is working closely with the technical team to generate MOLPoints status reports in order to monitor redemptions of MOLPoints more effectively. The ability to generate such reports was implemented during 2015. To remedy the material weaknesses identified at MOL AccessPortal, MyCNX, Uniwiz, GameSultan and PaytoGo, we have adopted several measures to improve our internal control over financial reporting. Our IT department is spearheading a group wide IT improvement program, including the implementation of formal IT policies, which are currently in the process of being implemented. This exercise is also intended to include all necessary IT system upgrades to improve overall integrity and reliability of our financial reporting. We have also implemented a transaction log to maintain audit trails for our e-pins inventory database. In July 2014, we replaced our current back-end system with a new system supported from our head office. The administrative ID control is maintained centrally, which restricts access to the appropriate and relevant personnel. In addition, our management plans to perform an internal audit of our financial and IT systems every six months. We have conducted a feasibility study, which identified certain deficiencies in our IT controls that are in the process of being remediated. We are also in the process of implementing measures to remedy the material weaknesses at PayByMe. We intend to train a finance manager to oversee PayByMe’s entire financial reporting process, review journal entries and ensure that financial statements are supported with proper explanatory documentation. In addition, we are in the process of establishing a reconciliation process at PayByMe to ensure that account reconciliations are prepared on a timely basis for all accounts and we intend to set up an internal control department to monitor operations and control activities at PayByMe.

With respect to NganLuong, as disclosed in our interim report on Form 6-K (File No. 001-36637) furnished to the SEC concurrently with the filing of this annual report, certain accounting errors have been identified in connection with NganLuong’s financial results.

•	As disclosed in our interim report on Form 6-K (File No. 001-36637), furnished to the SEC on December 2, 2014, during the course of our review of our financial results for the third quarter of 2014, we discovered that our Vietnamese subsidiary, NganLuong, which we acquired in March 2013, reported revenue from its payment business on a gross basis, and accounted for the corresponding fees payable to merchants in direct cost and other ancillary expenses. However, our accounting policy is to account for such transactions on a net basis because we act as an agent with respect to these revenue arrangements, such that the corresponding fees payable to merchants should have been netted out of revenue and not included in direct cost and other ancillary expenses.

•	In addition, during the course of our review of our financial results for the fourth quarter of 2014, we discovered that NganLuong incorrectly included VAT in revenue and direct cost and other ancillary expenses. However, our accounting policy is to exclude value added tax, or VAT, from revenue and direct cost and other ancillary expenses.

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

We have taken steps to improve NganLuong’s internal controls over financial reporting to detect and identify revenue and expenses flows in the business. We have conducted and will continue to conduct visits with, and reviews of, the local finance team, in addition to providing training and development. In connection with the audit of our consolidated financial statements for the year ended December 31, 2014 and the filing of the Original Form 20-F on the Original Filing Date, as of December 31, 2014 significant deficiencies were also identified in the internal controls of various group companies, relating among other things, to the lack of an internal control department as well as matters relating to documentation IT systems and record-keeping processes. As our business has grown rapidly in scope and complexity, our internal controls relating to these matters have not kept pace with the growth in our business. We will continue to implement measures to remediate our internal control deficiencies in order to meet the deadline imposed by Section 404 of the Sarbanes Oxley Act.

We have implemented a MOL Global IT Policy across MOLGlobal, Inc and our subsidiaries in the third quarter of 2015. We also plan to implement a stronger internal control system and to establish and enforce the monitoring of internal controls for critical areas involving operations, IT systems and financial reporting across all subsidiaries. In this regard we have:

•	set up a corporate compliance department that reports directly to our board of directors and is responsible for strengthening our corporate governance, monitoring the effectiveness of our internal control over financial reporting, examining segregation of duties within our group on a regular basis, evaluating areas for improvement in our IT systems such as system interfaces used for operations and reporting modules to the main accounting system, and recommending necessary control improvements, and we plan to continue to strengthen this department;

•	strengthened the capacity of our finance department to enable us to resolve reporting issues such as timely reconciliation and review of reports, and we plan to continue to strengthen this capacity; and

•	established controls to ensure that proper documentation is in place in the preparation of journal entries, other supporting documents and in the overall review of our financial reporting, and we plan to continue to strengthen these controls.

Material Weakness and Significant Deficiencies Identified in Connection With the Audit of our Consolidated Financial Statements for the Year Ended December 31, 2015 and the Filing of this Amendment No. 1

Subsequent to the evaluation of our disclosure controls and procedures in connection with the filing of the Original Form 20-F on the Original Filing Date, in connection with the audit of our consolidated financial statements for the year ended December 31, 2015 and the filing of this Amendment No. 1, one material weakness was identified in our internal control over financial reporting that existed as of December 31, 2014. This material weakness relates to our lack of technical financial reporting expertise to appropriately report complex transactions under IFRS and which resulted in restatements in our consolidated financial results for various periods to correct our accounting for certain transactions, as disclosed in our interim report on Form 6-K (File No. 36637) furnished to the SEC on May 2, 2016. See “Explanatory Note”.

We have undertaken, and are continuing to undertake, certain remedial steps to address the material weakness. We intend to strengthen our reporting team by increasing staff resources and hiring competent and capable finance staff from established accounting firms to strengthen the internal control over financial reporting. In addition, the internal audit function has also been strengthened to provide additional supervisory and assurance on financial reporting. We are also reviewing the feasibility of engaging an independent accounting practice to provide consultancy guidance on such complex transactions.

In addition, two issues relating to PayByMe that had been identified as material weaknesses as part of the evaluation of our disclosure controls and procedures as of December 31, 2014 in connection with the filing of the Original Form 20-F on the Original Filing Date were identified as significant deficiencies in connection with the audit of our consolidated financial statements for the year ended December 31, 2015 and the filing of this Amendment No. 1, namely (a) the lack of documentation and review of journal entries at PayByMe and (b) weaknesses in the reconciliation and confirmation process, at PayByMe.

In connection with lack of review of journal entries, we intend to further strengthen our review process to ensure that the journals being prepared are properly verified and approved before being included in the financial statements of PayByMe. In connection with the reconciliation of collection and confirmation process, during 2016 we implemented various processes to ensure that reconciliation is done for collection on a timely basis. We are also reviewing the need to carry out more regular confirmation and plan to implement corrective measures to strengthen the internal control procedures.

ITEM 18.	Financial Statements

Please refer to the financial statements beginning on page F-1.

ITEM 19. Exhibits

Exhibit Number	Description of Document

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 on its behalf.

MOL GLOBAL, INC.

By:	/s/ Preecha Praipattarakul
Name:	Preecha Praipattarakul
Title:	Chief Executive Officer

Date: May 2, 2016

MOL GLOBAL, INC.

(Incorporated in the Cayman Islands)

AND ITS SUBSIDIARY COMPANIES

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2014

(RESTATED)

(In Malaysian Ringgit)

MOL GLOBAL, INC.

(Incorporated in the Cayman Islands)

FINANCIAL STATEMENTS

(RESTATED)

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

As discussed in Note 48 to the consolidated financial statements, the 2014 financial statements have been restated to correct a misstatement.

Our audits also comprehended the translation of Malaysian Ringgit amounts into United States dollar (“USD”) amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3.25. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

DELOITTE

AF 0080

Chartered Accountants

KUALA LUMPUR, MALAYSIA

April 27, 2016

MOL GLOBAL, INC.

(Incorporated in the Cayman Islands)

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND

OTHER COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31, 2014

	Note	2012 MYR	2013 MYR	2014 MYR (Restated, see Note 48)	2014 USD (Restated)

Revenue	5	95,573,753	171,518,303	202,713,170	58,000,907
Direct cost and other ancillary expenses		(48,222,080)	(70,018,771)	(94,443,136)	(27,022,357)
Employee expenses	7	(16,468,387)	(30,977,954)	(52,248,488)	(14,949,496)
Depreciation and amortization expenses	9	(6,922,919)	(20,555,751)	(24,363,145)	(6,970,857)
Marketing, advertising and promotion expenses		(1,835,947)	(8,314,856)	(6,085,264)	(1,741,134)
Communication and travelling expenses		(2,967,642)	(5,681,390)	(7,864,449)	(2,250,200)
Office related expenses		(2,391,954)	(3,863,869)	(4,291,292)	(1,227,837)
Contract and professional expenses		(692,777)	(2,610,993)	(20,111,233)	(5,754,287)
Other operating expenses		(3,133,124)	(4,055,736)	(12,058,933)	(3,450,339)

Profit/(Loss) from operations		12,938,923	25,438,983	(18,752,770)	(5,365,600)

Other income	10	948,825	2,528,467	7,575,489	2,167,521
Non-operating expenses		(1,570,507)	(3,039,980)	—	—
Finance costs	11	(2,901,420)	(5,086,045)	(9,141,521)	(2,615,600)
Share of results of associates	18	(4,876)	(13,259)	(104,489)	(29,897)

Profit/(Loss) before tax	12	9,410,945	19,828,166	(20,423,291)	(5,843,576)
Income tax expense	13	(3,425,949)	(1,155,641)	(636,923)	(182,238)

Profit/(Loss) for the year		5,984,996	18,672,525	(21,060,214)	(6,025,814)

MOL GLOBAL, INC.

(Incorporated in the Cayman Islands)

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND

OTHER COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31, 2014 (CONTINUED)

	Note	2012 MYR	2013 MYR	2014 MYR (Restated, see Note 48)	2014 USD (Restated)

Other comprehensive (loss)/income, net of tax
Items that will not be reclassified subsequently to profit or loss:

Re-measurement gain on pension liability, net of tax of MYR829 (2013: MYR47,762)		—	111,444	1,935	554

Items that may be reclassified subsequently to profit or loss:

Net fair value gain on available-for-sale financial assets		—	—	15,258	4,366
Exchange differences on translating foreign operations, net of tax of MYR Nil		(32,035)	(3,913,878)	10,697,486	3,060,791

Other comprehensive (loss)/income for the year, net of tax		(32,035)	(3,802,434)	10,714,679	3,065,711

Total comprehensive income/(loss) for the year		5,952,961	14,870,091	(10,345,535)	(2,960,103)

MOL GLOBAL, INC.

(Incorporated in the Cayman Islands)

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND

OTHER COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31, 2014 (CONTINUED)

	Note	2012 MYR	2013 MYR	2014 MYR (Restated, see Note 48)	2014 USD (Restated)

Profit/(Loss) for the year attributable to:
Owners of the Company		4,717,192	12,006,984	(24,754,482)	(7,082,829)
Non-controlling interests		1,267,804	6,665,541	3,694,268	1,057,015

		5,984,996	18,672,525	(21,060,214)	(6,025,814)

Total comprehensive income/(loss) for the year attributable to:
Owners of the Company		4,685,157	9,495,453	(14,055,504)	(4,021,611)
Non-controlling interests		1,267,804	5,374,638	3,709,969	1,061,508

		5,952,961	14,870,091	(10,345,535)	(2,960,103)

Earnings/(Loss) per share
Basic/Diluted (sen)	14	8.01	20.39	(40.44)	(11.56)

The accompanying notes form an integral part of the financial statements.

MOL GLOBAL, INC.

(Incorporated in the Cayman Islands)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2014

	Note	2012 MYR	2013 MYR	2014 MYR (Restated, see Note 48)	2014 USD (Restated)

ASSETS
Non-current assets
Property, plant and equipment	15	6,916,227	8,653,391	11,175,815	3,197,658
Investment property	16	2,420,095	2,393,789	2,367,484	677,392
Investment in associates	18	170,342	78,100	88,793	25,406
Other investment	19	1	1	1	—
Development expenditure	20	4,487,698	5,186,445	6,558,836	1,876,634
Intangible assets	21	62,420,414	138,889,238	164,407,675	47,040,822
Finance lease receivables	22	243,109	506,871	459,428	131,453
Deferred tax assets	23	220,596	203,300	1,293,913	370,219
Available-for-sale financial assets	24	—	—	806,627	230,794
Other receivables, deposits and prepaid expenses	27	—	—	1,081,930	309,565

Total non-current assets		76,878,482	155,911,135	188,240,502	53,859,943

Current assets
Inventories	25	23,329,201	23,692,531	23,842,415	6,821,864
Trade receivables	26	26,272,966	33,820,107	58,300,667	16,681,164
Other receivables, deposits and prepaid expenses	27	9,798,318	14,009,186	25,021,155	7,159,129
Amount due from associates	28	1,208,124	216,848	—	—
Amount due from other related parties	28	2,008,076	584,951	959,623	274,570
Finance lease receivables	22	35,233	65,506	99,240	28,395
Cash and bank balances	29	32,086,291	49,729,488	150,570,805	43,081,775
Restricted cash	29	2,552,389	4,832,435	34,392,659	9,840,532
Tax recoverable		105,779	56,175	—	—

Total current assets		97,396,377	127,007,227	293,186,564	83,887,429

Total assets		174,274,859	282,918,362	481,427,066	137,747,372

MOL GLOBAL, INC.

(Incorporated in the Cayman Islands)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2014 (CONTINUED)

	Note	2012 MYR	2013 MYR	2014 MYR (Restated, see Note 48)	2014 USD (Restated)

EQUITY AND LIABILITIES
Capital and reserves
Share capital	30	9,816,220	9,816,220	38,059,243	10,889,626
Treasury shares	30	—	—	(11,638,425)	(3,330,021)
Reserves	31	15,129,194	24,624,647	244,129,715	69,851,135

Equity attributable to owners of the Company		24,945,414	34,440,867	270,550,533	77,410,740
Put option written on non-controlling interest	37	—	—	(32,944,082)	(9,426,061)
Non-controlling interests		14,815,486	30,620,230	15,391,044	4,403,732

Total equity		39,760,900	65,061,097	252,997,495	72,388,411

Non-current liabilities
Borrowings	32	3,752,700	3,383,872	3,025,934	865,789
Financial liability on in-substance forward	37	—	—	37,300,351	10,672,490
Pension liabilities	38	423,135	94,636	602,920	172,509
Deferred tax liabilities	23	5,866,336	9,658,469	9,752,755	2,790,488

Total non-current liabilities		10,042,171	13,136,977	50,681,960	14,501,276

Current liabilities
Trade payables	34	32,277,734	48,009,555	82,342,742	23,560,155
Other payables and accrued expenses	35	15,216,127	22,291,606	30,311,041	8,672,687
Derivative financial liability	36	—	26,164,107	—	—
Amount due to other related parties	28	17,853,907	30,747,913	602,486	172,385
Borrowings	32	51,689,921	69,630,994	52,708,110	15,081,004
Deferred revenue	40	5,784,010	6,296,993	11,122,133	3,182,298
Tax liabilities		1,650,089	1,579,120	661,099	189,156

Total current liabilities		124,471,788	204,720,288	177,747,611	50,857,685

Total liabilities		134,513,959	217,857,265	228,429,571	65,358,961

Total equity and liabilities		174,274,859	282,918,362	481,427,066	137,747,372

The accompanying notes form an integral part of the financial statements.

MOL GLOBAL, INC.

(Incorporated in the Cayman Islands)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2014

	Non-distributable							Distributable
	Issued capital MYR	Share premium MYR	Treasury shares MYR	Capital contribution reserve MYR	Share options reserve MYR	Investment revaluation reserve MYR	Foreign currency translation reserve MYR	Retained earnings/ (Accumulated losses) MYR	Equity attributable to owners of the Company MYR	Non-controlling interests MYR	Total equity MYR

As of January 1, 2012	9,816,220	2,954,189	—	—	—	—	180,430	7,554,862	20,505,701	403,053	20,908,754

Profit for the year	—	—	—	—	—	—	—	4,717,192	4,717,192	1,267,804	5,984,996
Other comprehensive loss for the year, net of tax	—	—	—	—	—	—	(32,035)	—	(32,035)	—	(32,035)

Total comprehensive (loss)/income for the year, net of tax	—	—	—	—	—	—	(32,035)	4,717,192	4,685,157	1,267,804	5,952,961
Transactions with owners, recognized directly in equity:
Changes in ownership with no loss of control	—	—	—	—	—	—	—	(245,444)	(245,444)	245,444	—
Additional non-controlling interests arising on the acquisition of subsidiaries (Note 43)	—	—	—	—	—	—	—	—	—	13,299,285	13,299,285
Dividends paid to non-controlling interests	—	—	—	—	—	—	—	—	—	(400,100)	(400,100)

As of December 31, 2012	9,816,220	2,954,189	—	—	—	—	148,395	12,026,610	24,945,414	14,815,486	39,760,900

MOL GLOBAL, INC.

(Incorporated in the Cayman Islands)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2014 (CONTINUED)

	Non-distributable							Distributable
	Issued capital MYR	Share premium MYR	Treasury shares MYR	Capital contribution reserve MYR	Share options reserve MYR	Investment revaluation reserve MYR	Foreign currency translation reserve MYR	Retained earnings/ (Accumulated losses) MYR	Equity attributable to owners of the Company MYR	Non-controlling interests MYR	Total equity MYR

As of January 1, 2013	9,816,220	2,954,189	—	—	—	—	148,395	12,026,610	24,945,414	14,815,486	39,760,900

Profit for the year	—	—	—	—	—	—	—	12,006,984	12,006,984	6,665,541	18,672,525
Other comprehensive (loss)/income for the year, net of tax	—	—	—	—	—	—	(2,622,975)	111,444	(2,511,531)	(1,290,903)	(3,802,434)

Total comprehensive (loss)/income for the year, net of tax	—	—	—	—	—	—	(2,622,975)	12,118,428	9,495,453	5,374,638	14,870,091
Transactions with owners, recognized directly in equity:
Additional non-controlling interests arising on the acquisition of subsidiaries (Note 43)	—	—	—	—	—	—	—	—	—	13,753,653	13,753,653
Incorporation of new subsidiaries	—	—	—	—	—	—	—	—	—	779,795	779,795
Dividends paid to non-controlling interests	—	—	—	—	—	—	—	—	—	(4,103,342)	(4,103,342)

As of December 31, 2013	9,816,220	2,954,189	—	—	—	—	(2,474,580)	24,145,038	34,440,867	30,620,230	65,061,097

MOL GLOBAL, INC.

(Incorporated in the Cayman Islands)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2014 (CONTINUED)

	Non-distributable							Distributable	Equity	Put option
	Issued capital MYR	Share premium MYR	Treasury shares MYR	Capital contribution reserve MYR	Share options reserve MYR	Investment revaluation reserve MYR	Foreign currency translation reserve MYR	Retained earnings/ (Accumulated losses) MYR	attributable to owners of the Company MYR	written on non- controlling interest MYR	Non- controlling interests MYR	Total equity MYR

As of January 1, 2014	9,816,220	2,954,189	—	—	—	—	(2,474,580)	24,145,038	34,440,867	—	30,620,230	65,061,097

Loss for the year	—	—	—	—	—	—	—	(21,600,213)	(21,600,213)	—	3,694,268	(17,905,545)
Other comprehensive income for the year, net of tax	—	—	—	—	—	15,258	10,681,785	1,935	10,698,978	—	15,701	10,714,679

Total comprehensive income/(loss) for the year	—	—	—	—	—	15,258	10,681,785	(21,598,278)	(10,901,235)	—	3,709,969	(7,191,266)
Transactions with owners, recognized directly in equity:
Additional non- controlling interests arising on the acquisition of subsidiaries (Note 43)	—	—	—	—	—	—	—	—	—	—	8,781,543	8,781,543
Issuance of new shares through Initial Public Offering (Note 30)	24,573,354	282,593,564	—	—	—	—	—	—	307,166,918	—	—	307,166,918
Buy-back of shares	—	—	(11,638,425)	—	—	—	—	—	(11,638,425)	—	—	(11,638,425)

MOL GLOBAL, INC.

(Incorporated in the Cayman Islands)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2014 (CONTINUED)

	Non-distributable							Distributable	Equity	Put option
	Issued capital MYR	Share premium MYR	Treasury shares MYR	Capital contribution reserve MYR	Share options reserve MYR	Investment revaluation reserve MYR	Foreign currency translation reserve MYR	Retained earnings/ (Accumulated losses) MYR	attributable to owners of the Company MYR	written on non- controlling interest MYR	Non- controlling interests MYR	Total equity MYR
Initial Public Offering related expenses	—	(25,170,755)	—	—	—	—	—	—	(25,170,755)	—	—	(25,170,755)
Issuance of shares for the acquisition of non-controlling interests (Note 30)	3,463,513	42,705,293	—	—	—	—	—	(85,209,079)	(39,040,273)	—	(20,445,677)	(59,485,950)
Issuance of shares on redemption of promissory notes (Note 30)	206,156	2,541,959	—	—	—	—	—	—	2,748,115	—	—	2,748,115
Capital contribution recognized for share-based compensation payments	—	—	—	7,602,686	—	—	—	—	7,602,686	—	—	7,602,686
Recognition of share-based payments	—	—	—	—	8,131,420	—	—	—	8,131,420	—	—	8,131,420
Effect of restructuring of non-controlling shareholders	—	—	—	—	—	—	—	365,484	365,484	—	(365,484)	—
Disposal of a subsidiary (Note 44)	—	—	—	—	—	—	—	—	—	—	(440,802)	(440,802)

Capital contribution from non-controlling interests	—	—	—	—	—	—	—	—	—	—	914,308	914,308

MOL GLOBAL, INC.

(Incorporated in the Cayman Islands)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2014 (CONTINUED)

	Non-distributable							Distributable	Equity	Put option
	Issued capital MYR	Share premium MYR	Treasury shares MYR	Capital contribution reserve MYR	Share options reserve MYR	Investment revaluation reserve MYR	Foreign currency translation reserve MYR	Retained earnings/ (Accumulated losses) MYR	attributable to owners of the Company MYR	written on non- controlling interest MYR	Non- controlling interests MYR	Total equity MYR
Dividends paid to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(7,383,043)	(7,383,043)

As of December 31, 2014 (as previously reported)	38,059,243	305,624,250	(11,638,425)	7,602,686	8,131,420	15,258	8,207,205	(82,296,835)	273,704,802	—	15,391,044	289,095,846
Prior year adjustments (Note 48)	—	—	—	—	—	—	—	(3,154,269)	(3,154,269)	(32,944,082)	—	(36,098,351)
As of December 31, 2014 (as restated)	38,059,243	305,624,250	(11,638,425)	7,602,686	8,131,420	15,258	8,207,205	(85,451,104)	270,550,533	(32,944,082)	15,391,044	252,997,495

	USD	USD	USD	USD	USD	USD	USD	USD	USD	USD	USD	USD
As of December 31, 2014 (as restated)	10,889,626	87,446,137	(3,330,021)	2,175,304	2,326,587	4,366	2,348,271	(24,449,530)	77,410,740	(9,426,061)	4,403,732	72,388,411

The accompanying notes form an integral part of the financial statements.

MOL GLOBAL, INC.

(Incorporated in the Cayman Islands)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2014

	Note	2012 MYR	2013 MYR	2014 MYR (Restated, see Note 48)	2014 USD (Restated)

CASH FLOWS FROM OPERATING ACTIVITIES
Profit/(Loss) before tax		9,410,945	19,828,166	(20,423,291)	(5,843,576)
Adjustments for:
Depreciation and amortisation expenses	9	6,922,919	20,555,751	24,363,145	6,970,857
Impairment loss on:
Trade and other receivables		—	553,327	1,263,062	361,391
Inventories		—	—	468,200	133,963
Share of results of associates		4,876	13,259	104,489	29,897
(Gain)/Loss on disposal of property, plant and equipment		(8,369)	697	(1,380)	(395)
Property, plant and equipment written off		—	77,419	7,951	2,275
Bad debts written off		—	13,671	196,424	56,201
Inventory written off		—	709,515	5,017	1,435
Intangible assets written off		—	70,520	58,077	16,617
Effect of remeasurement of equity interest in associates		1,570,507	—	—	—
Bargain purchase gain		—	—	(17,964)	(5,140)
Unrealised (gain)/loss on foreign exchange		—	(390,959)	3,405,931	974,515
Interest income		(447,809)	(800,794)	(1,462,334)	(418,407)
Derivative fair value adjustment		—	3,039,980	(3,736,076)	(1,068,977)
Unwinding of discount and change in estimates of gross obligation		—	—	3,154,269	902,509
Interest expense		2,901,420	5,086,045	5,987,252	1,713,091
Impairment loss no longer required:
Trade receivables		—	—	(93,110)	(26,641)
Inventories		—	—	(41,945)	(12,001)

MOL GLOBAL, INC.

(Incorporated in the Cayman Islands)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2014 (CONTINUED)

	Note	2012 MYR	2013 MYR	2014 MYR (Restated, see Note 48)	2014 USD (Restated)

Development expenditure written off		—	—	176,231	50,424
Gain on disposal of a subsidiary		—	—	(87,437)	(25,018)
Gain on disposal of an associate		—	—	(140,433)	(40,181)
Share-based compensation expense		—	—	15,670,289	4,483,631

		20,354,489	48,756,597	28,856,367	8,256,470

(Increase)/Decrease in:
Finance lease receivables		(26,317)	(294,035)	13,709	3,923
Inventories		(3,728,059)	1,254,881	(974,181)	(278,735)
Trade receivables, other receivables, deposits and prepaid expenses		4,709,351	1,739,493	(22,852,324)	(6,538,576)

Increase in:
Trade payables, other payables and accrued expenses		7,087,444	11,580,413	26,509,875	7,585,086
Amount due to other related parties		72,160	27,584	263,520	75,399
Deferred revenue		2,830,245	512,983	1,708,562	488,859

Cash Generated From Operations		31,299,313	63,577,916	33,525,528	9,592,426
Interest paid		(2,901,420)	(5,086,045)	(5,987,252)	(1,713,091)
Income tax paid		(4,506,955)	(4,520,901)	(6,691,626)	(1,914,628)

Net Cash From Operating Activities		23,890,938	53,970,970	20,846,650	5,964,707

MOL GLOBAL, INC.

(Incorporated in the Cayman Islands)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2014 (CONTINUED)

	Note	2012 MYR	2013 MYR	2014 MYR (Restated, see Note 48)	2014 USD (Restated)

CASH FLOWS USED IN INVESTING ACTIVITIES
Increase in restricted fixed deposits		(1,798,958)	(2,280,046)	(29,560,224)	(8,457,861)
Interest received		447,809	800,794	1,462,334	418,407
Purchase of property, plant and equipment		(2,719,400)	(3,260,636)	(5,625,486)	(1,609,581)
Proceeds from disposal of property, plant and equipment		230,674	88,787	4,236	1,212
Proceeds from disposal of intangible assets		—	74,496	—	—
Purchase of intangible assets		(1,297,991)	(9,075,227)	(1,070,605)	(306,325)
Development expenditure incurred		(2,557,813)	(2,511,331)	(3,427,458)	(980,675)
Proceeds from disposal of a subsidiary	44	—	—	346,229	99,065
Proceeds from sales of associate		—	—	285,539	81,699
Purchase of available-for-sale financial assets		—	—	(791,369)	(226,429)
Acquisition of associates		(175,218)	—	—	—
Subscription of new shares in associate		—	—	(219,000)	(62,661)
Acquisition of subsidiaries	43	4,608,182	(44,403,871)	(20,943,750)	(5,992,489)

Net Cash Used In Investing Activities		(3,262,715)	(60,567,034)	(59,539,554)	(17,035,638)

MOL GLOBAL, INC.

(Incorporated in the Cayman Islands)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2014 (CONTINUED)

	Note	2012 MYR	2013 MYR	2014 MYR (Restated, see Note 48)	2014 USD (Restated)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of new shares		—	—	281,996,163	80,685,597
Payments for the acquisition of non-controlling interests		—	—	(81,914,053)	(23,437,497)
Payments for treasury shares		—	—	(11,638,425)	(3,330,021)
Repayments of finance lease payables		(129,163)	(1,211,750)	(1,357,871)	(388,518)
Proceeds from borrowings		7,301,043	17,313,195	34,000,000	9,728,183
Repayment of borrowings		—	—	(51,176,083)	(14,642,656)
Repayment of amount due to other related parties		(438,203)	15,280,823	(30,016,578)	(8,588,435)
Dividends paid to non-controlling interests		(400,100)	(4,103,342)	(7,413,043)	(2,121,042)
Capital contribution from non-controlling interests		—	—	914,308	261,605

Net Cash From Financing Activities		6,333,577	27,278,926	133,394,418	38,167,216

MOL GLOBAL, INC.

(Incorporated in the Cayman Islands)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2014 (CONTINUED)

	Note	2012 MYR	2013 MYR	2014 MYR (Restated, see Note 48)	2014 USD (Restated)

NET INCREASE IN CASH AND CASH EQUIVALENTS DURING THE YEAR		26,961,800	20,682,862	94,701,514	27,096,285

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		5,409,568	32,086,291	49,729,488	15,494,466

EFFECT ON EXCHANGE RATE CHANGES		(285,077)	(3,039,665)	6,139,803	491,024

CASH AND CASH EQUIVALENTS AT END OF YEAR	39	32,086,291	49,729,488	150,570,805	43,081,775

Note: Purchase of property, plant and equipment is financed through:

	2012 MYR	2013 MYR	2014 MYR	2014 USD

Cash	2,719,400	3,260,636	5,625,486	1,609,581
Finance lease	2,160,936	1,470,800	1,253,132	358,550

	4,880,336	4,731,436	6,878,618	1,968,131

Note: Acquisition of non-controlling interests is financed through:

	2012 MYR	2013 MYR	2014 MYR	2014 USD

Cash	—	—	81,914,053	23,437,497
Issuance of shares (Note 30)	—	—	3,463,513	990,991

	—	—	85,377,566	24,428,488

The accompanying notes form an integral part of the financial statements.

MOL GLOBAL, INC.

(Incorporated in the Cayman Islands)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Standards and Amendments in issue but not yet effective

At the date of authorisation for issue of these consolidated financial statements, the new and revised Standards and Amendments relevant to the Group which were in issue but not yet effective and not early adopted by the Group are as listed below:

IFRS 9	Financial Instruments[5]

IFRS 14	Regulatory Deferral Accounts[3]

IFRS 15	Revenue from Contracts with Customers[5]

IFRS 16	Leases[6]

Amendments to IAS 1	Disclosure Initiative[3]

Amendments to IAS 7	Disclosure Initiative[4]

Amendments to IAS 12	Recognition of Deferred Tax Assets for Unrealized Losses[4]

Amendments to IAS 16 and IAS 38	Property, Plant and Equipment and Intangible Assets- Clarification of Acceptable Methods of Depreciation and Amortisation[3]

Amendments to IAS 16 and IAS 41	Property, Plant and Equipment and Agriculture - Agriculture: Bearer Plants[3]

Amendments to IAS 19	Defined Benefit Plans: Employee Contributions[1]

Amendments to IAS 27	Equity Method in Separate Financial Statements[3]

Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[7]

Amendments to IFRS 15	Clarifications to IFRS 15[5]

Amendments to IFRS 11	Joint Arrangements - Accounting for Acquisitions of Interests in Joint Operations[3]

Amendments to IFRS 10, IFRS 12 and IAS 28	Investment Entities: Applying the Consolidation Exception[3]

Amendments to IFRSs	Annual Improvements 2010 - 2012 Cycle[2]

Amendments to IFRSs	Annual Improvements 2011 - 2013 Cycle[1]

Amendments to IFRSs	Annual improvements 2012 - 2014 Cycle[3]

[1]	Effective for annual periods beginning on or after July 1, 2014
[2]	Effective for annual periods beginning on or after July 1, 2014, with limited exception
[3]	Effective for annual periods beginning on or after January 1, 2016
[4]	Effective for annual periods beginning on or after January 1, 2017
[5]	Effective for annual periods beginning on or after January 1, 2018
[6]	Effective for annual periods beginning on or after January 1, 2019
[7]	The effective date are to be determined

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

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described in Note 45.

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

When the Group acquires an interest in an entity which upon acquisition will be a non-wholly owned subsidiary, and as part of the acquisition, also enters into an in-substance forward with a written put option with the seller that permits the seller to put their remaining interest in the acquired entity to the Group, and a written call option with the seller that permits the Group to call the seller to sell their remaining interest in the acquired entity to the Group, at a specific price, a gross obligations is recognized at an amount equal to the present value of the amount that could be required to be paid to the counterparty. Changes in the measurement of the gross obligations due to the unwinding of the discount and change in estimates of gross obligations that the Group could be required to pay are recognized in profit or loss. The Group will reclassify the liability to equity if the put option expires unexercised.

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

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. Details regarding the determination of the fair value of equity-settled share based transactions are set out in Note 42.

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

Amortization is provided for on a straight-line basis to write off the cost of intangible assets with a finite useful life to their residual value over the period of their expected benefits, at the following annual rates:

Software and copyright	33%
Electronic payment system	33%
Exclusive licence and distribution rights of online games and reloads	20% - 33%
Intellectual property	14% - 20%
Trademark	33%

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

AFS Financial Assets

AFS financial assets are non-derivatives that are either designated as available-for-sale or are not classified as loans and receivables, held-to-maturity investments or financial assets at FVTPL. All AFS assets are measured at fair value at the end of the reporting period. Fair value is determined in the manner described in Note 45. Gains and losses arising from changes in fair value are recognized in other comprehensive income and accumulated in the investments revaluation reserve, with the exception of impairment losses, interest calculated using the effective interest method, and foreign exchange gains and losses on monetary assets, which are recognized in profit or loss. Where the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in the investments revaluation reserve is reclassified to profit or loss.

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

Purchase Price Allocation

As disclosed in Note 43, the Company completed the purchase price allocation exercise with the assistance of an external professional advisor to determine the fair values assigned to the subsidiaries’ identifiable assets and liabilities acquired in the during the financial year pursuant to the requirement of IFRS 3: Business Combinations. Significant management judgement was involved in determining the fair value of these identifiable assets and liabilities based on acceptable valuation procedures and practices that rely on the use of numerous reasonable assumptions.

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

Segment revenue by product reported above represents revenue generated from external customers.

The accounting policies of the reportable segments are the same as the Group’s accounting policies described in Note 3.

For the purposes of monitoring segment performance and allocating resources between segments:

•	Segment profit/(loss) from operations is allocated to reportable segments other than executive director’s remuneration, share-based compensation expense, and Initial Public Offering expenses.

•	Segment profit/(loss) represents profit/(loss) before tax.

•	All assets are allocated to reportable segments other than amount due from associates and related parties. Assets used jointly by reportable segments are allocated on the basis of the revenues earned by individual reportable segments.

•	All liabilities are allocated to reportable segments other than amount due to related parties.

•	Capital expenditures consist of additions to property, plant and equipment, intangible assets and development expenditure.

The following is an analysis of the Group’s revenue and results by reportable segments:

December 31, 2012
	MOLPoints MYR	MOLReloads MYR	MOLPay MYR	MMOG Asia MYR	Others MYR	Unallocated MYR	Total MYR

Segment revenue	58,217,233	30,920,461	2,310,034	3,584,851	541,174	—	95,573,753

Direct cost and other ancillary expenses	(27,520,318)	(18,757,674)	(1,504,903)	(196,217)	(242,968)	—	(48,222,080)

Segment gross profit	30,696,915	12,162,787	805,131	3,388,634	298,206	—	47,351,673

Employee expenses	(10,703,270)	(3,346,186)	(1,140,515)	(640,762)	(33,535)	(604,119)	(16,468,387)
Depreciation and amortization expenses	(3,381,180)	(1,666,696)	(585,857)	(1,275,216)	(13,970)	—	(6,922,919)
Segment operating expenses	(7,557,293)	(2,775,945)	(461,013)	(184,822)	(42,371)	—	(11,021,444)

Segment profit/(loss) from operations	9,055,172	4,373,960	(1,382,254)	1,287,834	208,330	(604,119)	12,938,923

Other income	667,156	153,280	9,931	20,772	97,686	—	948,825
Non-operating expenses	—	—	—	—	—	(1,570,507)	(1,570,507)
Finance costs	(1,755,919)	(1,130,417)	—	(15,084)	—	—	(2,901,420)
Share of results of associates	—	—	—	(4,876)	—	—	(4,876)

Segment profit/(loss) (1)	7,966,409	3,396,823	(1,372,323)	1,288,646	306,016	(2,174,626)	9,410,945

(1)	Segment profit/(loss) represents profit/(loss) before tax

December 31, 2012
	MOLPoints MYR	MOLReloads MYR	MOLPay MYR	MMOG Asia MYR	Others MYR	Unallocated MYR	Total MYR

Segment assets	102,750,902	29,935,934	3,611,229	34,286,086	474,508	3,216,200	174,274,859

Segment liabilities	76,254,057	28,896,422	2,428,141	9,024,796	56,636	17,853,907	134,513,959

Other segment information

Capital expenditures	5,323,194	1,649,540	909,756	903,512	115,086	—	8,901,088

December 31, 2013
	MOLPoints MYR	MOLReloads MYR	MOLPay MYR	MMOG Asia MYR	Others MYR	Unallocated MYR	Total MYR

Segment revenue	102,533,871	34,519,939	9,411,637	23,719,741	1,333,115	—	171,518,303

Direct cost and other ancillary expenses	(46,606,433)	(16,304,084)	(5,716,003)	(1,204,625)	(187,626)	—	(70,018,771)

Segment gross profit	55,927,438	18,215,855	3,695,634	22,515,116	1,145,489	—	101,499,532

Employee expenses	(19,905,919)	(4,489,717)	(2,321,333)	(2,923,698)	(293,438)	(1,043,849)	(30,977,954)
Depreciation and amortization expenses	(9,832,427)	(1,133,752)	(650,988)	(8,910,815)	(27,769)	—	(20,555,751)
Segment operating expenses	(15,474,303)	(2,999,183)	(1,222,441)	(4,137,233)	(693,684)	—	(24,526,844)

Segment profit/(loss) from operations	10,714,789	9,593,203	(499,128)	6,543,370	130,598	(1,043,849)	25,438,983

Other income	1,541,060	229,978	26,696	204,305	526,428	—	2,528,467
Non-operating expenses	—	—	—	—	—	(3,039,980)	(3,039,980)
Finance costs	(75,994)	(4,883,308)	—	(126,743)	—	—	(5,086,045)
Share of results of associates	(18,135)	—	—	4,876	—	—	(13,259)

Segment profit/(loss) (1)	12,161,720	4,939,873	(472,432)	6,625,808	657,026	(4,083,829)	19,828,166

(1)	Segment profit/(loss) represents profit/(loss) before tax

December 31, 2013
	MOLPoints MYR	MOLReloads MYR	MOLPay MYR	MMOG Asia MYR	Others MYR	Unallocated MYR	Total MYR

Segment assets	192,585,873	28,774,451	27,079,714	31,831,581	1,844,944	801,799	282,918,362

Segment liabilities	85,110,834	86,001,247	6,791,920	8,070,746	1,134,605	30,747,913	217,857,265

Other segment information

Capital expenditures	8,991,303	914,293	34,327	6,206,316	370,044	—	16,516,283

December 31, 2014
	MOLPoints MYR	MOLReloads MYR	MOLPay MYR	MMOG Asia MYR	Others MYR	Unallocated MYR		Total MYR

						(Restated, see Note 48)		(Restated, see Note 48)

Segment revenue	129,998,638	36,171,430	10,951,443	21,722,204 (2)	3,869,455	—		202,713,170

Direct cost and other ancillary expenses	(68,493,777)	(19,187,872)	(5,673,685)	(714,080)	(373,722)	—		(94,443,136)

Segment gross profit	61,504,861	16,983,558	5,277,758	21,008,124	3,495,733	—		108,270,034

Employee expenses	(22,501,205)	(5,522,580)	(3,928,995)	(3,145,505)	(315,842)	(16,834,361)		(52,248,488)
Depreciation and amortization expenses	(12,628,858)	(1,279,079)	(476,157)	(9,737,273)	(241,778)	—		(24,363,145)
Segment operating expenses	(19,591,118)	(3,763,118)	(1,560,424)	(4,580,492)	(4,863,346)	(16,052,673	)(3)	(50,411,171)

Segment profit/(loss) from operations	6,783,680	6,418,781	(687,818)	3,544,854	(1,925,233)	(32,887,034)		(18,752,770)

Other income	2,861,784	204,695	491,344	141,056	101	3,876,509		7,575,489
Finance costs	(2,390,752)	(3,435,325)	—	(144,537)	(16,638)	(3,154,269	)(4)	(9,141,521)
Share of results of associates	8,577	—	—	—	—	(113,066)		(104,489)

Segment profit/(loss) (1)	7,263,289	3,188,151	(196,474)	3,541,373	(1,941,770)	(32,277,860)		(20,423,291)

(1)	Segment profit/(loss) represents profit/(loss) before tax
(2)	Includes upfront fee recognized upfront of MYR5,000,000
(3)	Relates to Initial Public Offering expenses
(4)	Relates to unwinding of discount and change in estimates of gross obligations (Note 37)

December 31, 2014
	MOLPoints MYR	MOLReloads MYR	MOLPay MYR	MMOG Asia MYR	Others MYR	Unallocated MYR (Restated, see Note 48)	Total MYR (Restated, see Note 48)

Segment assets	296,927,038	40,759,538	32,523,151	28,467,088	81,790,628	959,623	481,427,066

Segment liabilities (Restated)	145,503,551	57,986,088	11,901,846	7,533,107	4,902,493	602,486	228,429,571

Other segment information

Capital expenditures	6,830,639	2,132,044	493,614	1,638,501	513,697	—	11,608,495

Geographical Information

The Group operates in four principal geographical areas.

The following table sets out information about the geographical location of revenue from external customers and information about geographical location of its non-current assets, excluding investment in associates, other investment, finance lease receivables, and deferred tax assets, and non-current receivables. The geographical location of customers is based on the location to which the goods are delivered and services are rendered by the Group.

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

7.	EMPLOYEE EXPENSES

	2012	2013	2014
	MYR	MYR	MYR

Wages, bonus and salaries	13,496,157	24,637,618	29,368,775
Social security costs	138,709	901,783	1,073,338
Defined contribution plans	1,582,532	1,875,411	2,044,420
Defined benefit plans (Note 38)	283,422	116,417	529,002
Share-based compensation expense (Note 42)	—	—	15,670,289
Other personnel related expenses	967,567	3,446,725	3,562,664

	16,468,387	30,977,954	52,248,488

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

9.	DEPRECIATION AND AMORTIZATION EXPENSES

	2012	2013	2014
	MYR	MYR	MYR

Depreciation of property, plant and equipment	1,949,976	3,155,623	4,443,328
Depreciation of investment property	13,133	26,306	26,305
Amortization of intangible assets	2,967,628	15,362,949	17,782,862
Amortization of development expenditure	1,992,182	2,010,873	2,110,650

	6,922,919	20,555,751	24,363,145

10.	OTHER INCOME

	2012	2013	2014
	MYR	MYR	MYR

Derivative fair value adjustment (Note 36)	—	—	3,736,076
Interest income (Note 12)	447,809	800,794	1,462,334
Advertising income	—	27,018	855,547
Rental income (Note 12)	39,136	135,600	169,270
Impairment loss no longer required on:
Inventories (Note 25)	—	—	41,945
Trade receivables (Note 26)	—	—	93,110
Gain on disposal of an associate	—	—	140,433
Excess travelling expenses received from other related parties (Note 28.4)	—	264,611	—
Income from late penalty	—	289,966	—
Handling fees from affiliate (Note 28.4)	268,472	223,096	32,260
Product listing fees from publishers	—	115,332	211,866
Handling fees from channels	—	64,519	123,524
Domain name	87,180	151,243	19,109
Others	106,228	456,288	690,015

	948,825	2,528,467	7,575,489

11.	FINANCE COSTS

	2012	2013	2014
	MYR	MYR	MYR
			(Restated, see Note 48)

Interest on:
Revolving credit	2,721,746	4,742,304	4,740,904
Term loans	26,773	153,124	149,501
Finance lease facilities	152,901	190,617	161,097
Interest charged on advances from affiliate (Note 28.4)	—	—	907,738
Bank guarantee	—	—	28,012
Unwinding of discount and change in estimates of gross obligations (Note 37)	—	—	3,154,269

	2,901,420	5,086,045	9,141,521

12.	PROFIT/(LOSS) BEFORE TAX

Profit/(Loss) before tax has been arrived at after charging/(crediting):

	2012	2013	2014
	MYR	MYR	MYR
			(Restated, see Note 48)

Unrealised (gain)/loss on foreign exchange	—	(390,959)	3,405,931
Rental expenses	1,884,053	2,872,997	3,090,949
Auditors’ remuneration	171,474	765,560	8,316,315
Impairment loss on:
Trade receivables (Note 26)	—	545,747	1,246,054
Inventories (Note 25)	—	—	468,200
Other receivables (Note 27)	—	7,580	17,008
Realized (gain)/loss on foreign exchange	(670,521)	241,241	603,198
Bad debts directly written off on trade receivables	—	13,671	196,424
Development expenditure written off	—	—	176,231
Intangible assets written off	—	70,520	58,077
Property, plant and equipment written off	—	77,419	7,951
Inventories written off	—	709,515	5,017
Unwinding of discount and change in estimates of gross obligations (Note 37)	—	—	3,154,269
Derivative fair value adjustment	—	3,039,980	(3,736,076)
Effect of remeasurement of equity interest in associates	1,570,507	—	—
Interest income	(447,809)	(800,794)	(1,462,334)
Impairment loss no longer required:
Trade receivables (Note 26)	—	—	(93,110)
Inventories (Note 25)	—	—	(41,945)
Rental income	(39,136)	(135,600)	(169,270)
Gain on disposal of associate	—	—	(140,433)
Gain on disposal of a subsidiary (Note 44)	—	—	(87,437)
Bargain purchase gain (Note 43)	—	—	(17,964)
(Gain)/Loss on disposal of property, plant and equipment	(8,369)	697	(1,380)

13.	INCOME TAX EXPENSE

	2012	2013	2014
	MYR	MYR	MYR

Estimated current tax payable:
Malaysia income tax:
Current year	2,342,804	1,403,126	541,040
(Over)/Underprovision in prior years	(361,735)	(541,686)	98,014
Foreign income tax:
Current year	1,815,513	3,269,285	4,759,995

	3,796,582	4,130,725	5,399,049

Deferred tax (Note 23):
Current year	(370,633)	(2,975,084)	(4,762,126)

Total tax expense	3,425,949	1,155,641	636,923

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

A reconciliation of income tax expense applicable to profit/(loss) before tax at the applicable statutory income tax rate to income tax expense at the effective income tax rate of the Group is as follows:

	2012	2013	2014
	MYR	MYR	MYR
			(Restated, see Note 48)

Profit/(Loss) before tax	9,410,945	19,828,166	(20,423,291)

Taxation at Malaysian statutory tax rate of 25% (2013 and 2012: 25%)	2,352,736	4,957,042	(5,105,823)

Tax effects of:
Expenses not deductible for tax purposes (1)	1,257,832	3,506,954	6,604,964
Different tax rates in other jurisdictions	463,432	(2,207,867)	4,609,596
Income not subject to tax(2)	(1,082,632)	(5,439,339)	(6,149,568)
Deferred tax assets not recognized	924,111	802,272	579,740
Utilization of deferred tax assets not previously recognized	(127,795)	—	—
Deferred tax assets recognized	—	78,265	—
(Over)/Underprovision of tax payable in prior years(3)	(361,735)	(541,686)	98,014

	3,425,949	1,155,641	636,923

(1)	Included in expenses not deductible for tax expenses mainly comprise amortization charges and unwinding of discount and change in estimates of gross obligations that are not allowable for tax deduction.
(2)	Income not subject to tax is mainly derived from the tax incentive granted as disclosed below.
(3)	Overprovision of tax payable is mainly related to the change in the allocation of income or expenses for pioneer and non-pioneer business in 2012, and to the overstatement of non-deductible expenses, including capitalized salaries of development expenditures and staff welfare expenses in 2013.

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

The earnings/(loss) and weighted average number of ordinary shares used in the calculation of basic and diluted earnings/(loss) per share are as follows:

	2012	2013	2014
	MYR	MYR	MYR
			(Restated, see Note 48)

Profit/(Loss) for the year attributable to owners of the Company	4,717,192	12,006,894	(24,754,482)

Weighted average number of ordinary shares - basic	58,897,320	58,897,320	61,220,379
Dilutive effect for share options*	—	—	947,796

Weighted average number of ordinary shares - diluted	58,897,320	58,897,320	62,168,175

Earnings/(Loss) per share, basic/diluted (sen)	8.01	20.39	(40.44)

For the purpose of calculating earnings per share, the 58,897,320 ordinary shares of the Company issued for the reorganisation (see Note 1), which is accounted for using merger accounting, are included in the calculation of the weighted average number of ordinary shares as if they are outstanding from the beginning of the period presented.

*	The potential dilutive securities that were not included in the calculation of dilutive net earnings/(loss) per share in those periods where their inclusion would be anti-dilutive include share options of nil, nil and 3,326,399, respectively, for the years ended December 31, 2012, 2013 and 2014, respectively.

15.	PROPERTY, PLANT AND EQUIPMENT

2012	Freehold land	Buildings	Computer equipment and software	Furniture, fittings and office equipment	Renovation	Motor vehicles	Total
	MYR	MYR	MYR	MYR	MYR	MYR	MYR

Cost
As of January 1, 2012	—	—	6,136,666	1,807,986	827,832	314,807	9,087,291
Additions	—	531,699	3,644,101	327,545	159,973	217,018	4,880,336
Acquisition of subsidiaries (Note 43)	117,010	875,652	3,096,702	737,997	89,281	933,648	5,850,290
Disposals	—	—	—	—	—	(439,897)	(439,897)
Reclassification	—	—	—	13,929	(13,929)	—	—
Foreign exchange differences	283	(1,397)	6,453	9,072	12,480	3,993	30,884

As of December 31, 2012	117,293	1,405,954	12,883,922	2,896,529	1,075,637	1,029,569	19,408,904

Accumulated depreciation
As of January 1, 2012	—	—	5,381,035	1,010,196	384,184	205,320	6,980,735
Acquisition of subsidiaries (Note 43)	—	172,786	2,485,425	433,957	40,190	469,986	3,602,344
Charge for the year
Recognized in profit or loss	—	70,831	954,436	519,215	290,842	114,652	1,949,976
Capitalised in development expenditure (Note 20)	—	—	164,948	—	—	—	164,948
	—	70,831	1,119,384	519,215	290,842	114,652	2,114,924

2012	Freehold land	Buildings	Computer equipment and software	Furniture, fittings and office equipment	Renovation	Motor vehicles	Total
	MYR	MYR	MYR	MYR	MYR	MYR	MYR

Disposals	—	—	—	—	—	(217,592)	(217,592)
Reclassification	—	—	—	1,393	(1,393)	—	—
Foreign exchange differences	—	469	1,791	(830)	9,686	1,150	12,266

As of December 31, 2012	—	244,086	8,987,635	1,963,931	723,509	573,516	12,492,677

Net carrying amount
As of December 31, 2012	117,293	1,161,868	3,896,287	932,598	352,128	456,053	6,916,227

2013	Freehold land	Buildings	Computer equipment and software	Furniture, fittings and office equipment	Renovation	Motor vehicles	Total
	MYR	MYR	MYR	MYR	MYR	MYR	MYR

Cost
As of January 1, 2013	117,293	1,405,954	12,883,922	2,896,529	1,075,637	1,029,569	19,408,904
Additions	—	—	3,553,524	483,942	303,583	390,387	4,731,436
Acquisition of subsidiaries (Note 43)	—	—	302,106	170,675	182,094	—	654,875
Disposals	—	—	(2,678)	—	—	(99,427)	(102,105)
Write-offs	—	—	(2,722,424)	(129,200)	(60,240)	—	(2,911,864)
Foreign exchange differences	1,181	15,361	10,204	(24,515)	(17,179)	536	(14,412)

As of December 31, 2013	118,474	1,421,315	14,024,654	3,397,431	1,483,895	1,321,065	21,766,834

Accumulated depreciation
As of January 1, 2013	—	244,086	8,987,635	1,963,931	723,509	573,516	12,492,677
Acquisition of subsidiaries (Note 43)	—	—	73,895	37,468	32,056	—	143,419
Charge for the year:
Recognized in profit or loss	—	65,790	2,235,240	378,792	264,847	210,954	3,155,623
Capitalized in development expenditure (Note 20)	—	—	198,289	—	—	—	198,289
		65,790	2,433,529	378,792	264,847	210,954	3,353,912

2013	Freehold land	Buildings	Computer equipment and software	Furniture, fittings and office equipment	Renovation	Motor vehicles	Total
	MYR	MYR	MYR	MYR	MYR	MYR	MYR

Disposals	—	—	(2,678)	—	—	(9,943)	(12,621)
Write-off	—	—	(2,714,709)	(81,584)	(38,152)	—	(2,834,445)
Foreign exchange differences	—	852	(11,819)	(6,791)	(12,106)	365	(29,499)

As of December 31, 2013	—	310,728	8,765,853	2,291,816	970,154	774,892	13,113,443

Net carrying amount
As of December 31, 2013	118,474	1,110,587	5,258,801	1,105,615	513,741	546,173	8,653,391

				Furniture,
			Computer	fittings and
2014	Freehold land	Buildings	equipment and software	office equipment	Renovation	Motor vehicles	Total
	MYR	MYR	MYR	MYR	MYR	MYR	MYR

Cost
As of January 1, 2014	118,474	1,421,315	14,024,654	3,397,431	1,483,895	1,321,065	21,766,834
Additions	—	537,442	5,127,210	328,615	542,312	343,039	6,878,618
Acquisition of subsidiaries (Note 43)	—	—	147,797	261,787	—	103,834	513,418
Disposals	—	—	(5,620)	(1,500)	—	—	(7,120)
Disposal of a subsidiary	—	—	(42,291)	(68,755)	(29,041)	(18,000)	(158,087)
Write-offs	—	—	(15,365)	(635)	—	(3,900)	(19,900)
Reclassifications	(124,322)	226,329	328,114	(212,382)	135,692	(23,731)	329,700
Foreign exchange differences	5,848	70,154	37,329	73,022	3,773	22,595	212,721

As of December 31, 2014	—	2,255,240	19,601,828	3,777,583	2,136,631	1,744,902	29,516,184

				Furniture,
			Computer	fittings and
2014	Freehold land	Buildings	equipment and software	office equipment	Renovation	Motor vehicles	Total
	MYR	MYR	MYR	MYR	MYR	MYR	MYR

Accumulated depreciation
As of January 1, 2014	—	310,728	8,765,853	2,291,816	970,154	774,892	13,113,443
Acquisition of subsidiaries (Note 43)	—	—	27,497	169,662	—	50,182	247,341
Charge for the year:
Recognized in profit or loss	—	90,375	3,532,428	341,813	241,317	237,395	4,443,328
Capitalized in development expenditure (Note 20)	—	—	231,814	—	—	—	231,814
	—	90,375	3,764,242	341,813	241,317	237,395	4,675,142
Disposals	—	—	(3,089)	(1,175)	—	—	(4,264)
Disposal of a subsidiary	—	—	(21,688)	(28,507)	(11,584)	(6,300)	(68,079)
Write-off	—	—	(7,740)	(635)	—	(3,900)	(12,275)
Reclassifications	—	74,302	299,188	(83,202)	2,586	(24,512)	268,362
Foreign exchange differences	—	16,639	28,784	55,696	(526)	20,106	120,699

As of December 31, 2014	—	492,044	12,853,047	2,745,468	1,201,947	1,047,863	18,340,369

Net carrying amount
As of December 31, 2014	—	1,763,196	6,748,781	1,032,115	934,684	697,039	11,175,815

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

16.	INVESTMENT PROPERTY

	2012	2013	2014
	MYR	MYR	MYR
Cost
As of January 1	—	2,452,799	2,452,799
Acquisition of subsidiaries (Note 43)	2,452,799	—	—

As of December 31	2,452,799	2,452,799	2,452,799

Accumulated depreciation
As of January 1	—	(32,704)	(59,010)
Acquisition of subsidiaries (Note 43)	(19,571)	—	—
Charge for the year	(13,133)	(26,306)	(26,305)

As of December 31	(32,704)	(59,010)	(85,315)

Net carrying amount	2,420,095	2,393,789	2,367,484

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

In accordance with the Shareholders Agreement, the Group shall be entitled to, but shall not be obligated to, exercise a right (“call option right”) to acquire the remaining 49% equity interest in PaybyMe, and the non-controlling shareholders of PaybyMe shall be entitled to, but shall not be obligated to, exercise a right (“put option right”) to require the Company to purchase the remaining 49% equity interest in PaybyMe. The call and put option is exercisable in two periods, first exercise period is during the period from April 1, 2016 to April 30, 2016 and second exercise period is during the period from April 1, 2017 to April 30, 2017, each of which is to acquire the 24.5% of shares to be acquired by the Group subject to the option right at earnings multiple of PaybyMe for the financial year ended December 31, 2015 plus Mandatory Capital Loan plus Deferred Conditional Purchase Price and the exercise price for the second exercise period shall equal to the amount of 24.5% of shares to be acquired by the Group subject to the option right at earnings multiple of PaybyMe for the financial year ending December 31, 2016 plus Mandatory Capital Loan.

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

Details of the Group’s subsidiaries as at the end of the reporting period are as follows:

		Country of	Proportion of ownership interest and voting power held
Name of subsidiary	Principal activities	incorporation	2012	2013	2014

MOL AccessPortal Sdn Bhd	Internet media, e-commerce utilizing internet-connected physical outlets as e-distribution and e-payment centers and provision of e-Solution services	Malaysia	100%	100%	100%

MOL SocialPayments Sdn Bhd	Social network payment aggregator	Malaysia	100%	100%	100%

MOL Online Sdn Bhd	Internet related services	Malaysia	100%	100%	100%

GamesHive Sdn Bhd	Dormant	Malaysia	100%	100%	100%

MOL ManagedServices Sdn Bhd	Providing services related to electronic payment and collection	Malaysia	100%	100%	100%

MOLPay Sdn Bhd	Establish, maintain and operate a payment, clearing and settlement system and other computer related activities	Malaysia	51%	51%	51%

MOL Loyalty Sdn Bhd	Information technology, electronic payments, online business services, electronic retail, electronic commerce online distribution, and other computer related activities	Malaysia	75%	75%	75%

		Country of	Proportion of ownership interest and voting power held
Name of subsidiary	Principal activities	incorporation	2012	2013	2014

MyCNX Holdings (M) Sdn Bhd	Supply of computer games, software and hardware related to information technology	Malaysia	79.995%	79.995%	100%

Game Box (M) Sdn Bhd	Wholesale and distribution of computer softwares and computer games	Malaysia	51.20%	51.20%	—

MOLCube Sdn Bhd	Providing mobile payment platform that enables small and medium-sized business to accept credit and debit cards payments using mobile devices	Malaysia	—	85.30%	85.30%

MOL AccessPortal Pte. Ltd.	Internet access providers (including ISPS) and web search portals	Singapore	100%	100%	100%

MOL AccessPortal Pvt. Ltd.	Facilitate the offering of online payment services	India	100%	100%	100%

PT MOL AccessPortal	Distribution of electronic games vouchers	Indonesia	100%	100%	100%

MOL AccessPortal Pty Ltd	Internet media, e-commerce utilizing internet connected physical outlet as e-distribution and e-payment centers and the provision or e-solution services	Australia	65%	65%	65%

		Country of	Proportion of ownership interest and voting power held
Name of subsidiary	Principal activities	incorporation	2012	2013		2014

MOL AccessPortal Inc	Operating e-payment systems, provide information technology services, e-solution services, online transaction processing, and other computer related activities	Philippines	100%	100%		100%

MOL Holdings (Thailand) Co. Ltd.	Investing in other business both local and overseas entities	Thailand	—	—		49%

MOL Group (Thailand) Co. Ltd.	Investing in other business both local and overseas entities	Thailand	—	—		73.99%

MOL AccessPortal Co Ltd	Sales of electronic pins for online games and other related products	Thailand	49%	49	%(1)	86.73%

Rixty, Inc	Providing alternative payment system to domestic and international users to spend cash and coins for online games, virtual goods and digital content	United States	54.20%	54.20%		54.20%

MOL Turkey Bilgi Sistemleri Yayıncılık Gıda ve Tekstil San. Tic. A.Ş.	Providing e-payment systems and providing information technology services	Republic of Turkey	—	70%		100%

Sihirli Kule Bilgi Sistemleri Ltd.	Providing mobile payment services	Turkish Republic of Northern Cyprus	—	70%		100%

		Country of	Proportion of ownership interest and voting power held
Name of subsidiary	Principal activities	incorporation	2012	2013	2014

Klon Odeme ve Iletisim Teknolojileri Annim Sirketi.	Providing mobile payment services, m-payments solutions, online gaming and social networks	Republic of Turkey	—	—	51%

Nganluong Joint Stock Company	Operating online payment and escrow platform providers for domestic and cross-border e-commerce	Vietnam	—	50%	50%

MOL AccessPortal Co Ltd	Provision of electronic voucher distribution in Taiwan and acting as an importer, exporter, distributor, trader and dealer internet games and online services	Taiwan	—	75.01%	93.50%

Subsidiary of MOL Turkey Bilgi Sistemleri Yayıncılık Gıda ve Tekstil San. Tic. A.Ş.

Pintura Odeme ve lletisim Teknolojileri Anonim Şirketi	Dormant	Republic of Turkey	—	—	51%

		Country of	Proportion of ownership interest and voting power held
Name of subsidiary	Principal activities	incorporation	2012	2013		2014

Subsidiaries of MyCNX Holdings (M) Sdn. Bhd.

MMOG Asia Sdn Bhd	Supply computer games, software and hardware related to information technology	Malaysia	79.995%	79.995%		100%

Mitchville International Ltd.	Game publisher	British Virgin Islands (“BVI”)	79.995%	—		—

MMOG Asia (Thailand) Co. Ltd.	Providing services for games online via internet	Thailand	—	39.20%		49%

Taiko Galaxy Sdn Bhd	Acts as importer, exporter, distributor, trader of and dealer in internet games, computer software packages, computer peripherals, mobile games and all computer related products that would be related to information technology	Malaysia	—	40.80	%(1)	51%

		Country of	Proportion of ownership interest and voting power held
Name of subsidiary	Principal activities	incorporation	2012	2013	2014

Subsidiary of MOL AccessPortal Inc.

Uniwiz Trade Sales, Inc	Distribution solution provider for prepaid services in the Philippines	Philippines	100%	100%	100%

Subsidiaries of MOLPay Sdn. Bhd.

MOLPay Limited, Hong Kong	Establish, maintain and operate a payment, clearing and settlement system and other computer related activities	Hong Kong	51%	51%	51%

MOLPay Pte Ltd	Establish, maintain and operate a payment, clearing and settlement system and other computer related activities	Singapore	51%	51%	51%

MOL Wallet Sdn Bhd	Establish, maintain and operate a payment, clearing and settlement system and other computer related activities	Malaysia	—	—	51%

		Country of	Proportion of ownership interest and voting power held
Name of subsidiary	Principal activities	incorporation	2012	2013		2014

Subsidiaries of MOL AccessPortal Co. Ltd.

Zest Interactive Co Ltd	Sales and distribution of game software, electronic game pin and CDs	Thailand	49%	49	%(1)	86.73%

MOL Solutions Co Ltd	Enterprise software design and development	Thailand	49%	49	%(1)	86.73%

e-Innovations Systems & Networks Thai Co. Ltd.	Engaged in the game download services	Thailand	—	—		52%

3Sept Corporations Co. Ltd.	Business of consulting and give advice on computer hardware and software	Thailand	—	—		52%

Sept 3 Technology Sdn. Bhd.	Developers and agents of interactive applications and software	Malaysia	—	—		52%

MOL Payment Co., Ltd.	Payment channel online	Thailand	—	—		86.73%

		Country of	Proportion of ownership interest and voting power held
Name of subsidiary	Principal activities	incorporation	2012	2013	2014

Subsidiary of Rixty, Inc.

Rixty Brasil Intermediação e Agenciamento de Negócios Ltda	Providing alternative payment system to domestic and international users to spend cash and coins for online games, virtual goods and digital content	Brazil	54.20%	54.20%	54.20%

(1)	Based on the contractual arrangements between the Group and other investors, the Group has the power to direct the relevant activities of these entities unilaterally, and hence the Group has control over these entities.

Composition of the Group

Information about the composition of the Group at the end of the reporting period is as follows:

Principal activities	Place of incorporation and operation	Number of wholly-owned subsidiaries
		2012	2013	2014

Distribution of electronic games voucher and prepaid pins	Indonesia Philippines	1 1	1 1	1 1
Social network payment	Malaysia	1	1	1
Operating e-payment systems, provide information technology services, e-solution services, and internet related services	Philippines India Malaysia Singapore Turkey	1 1 1 1 —	1 1 1 1 —	1 1 3 1 2
Supply of computer games, software and hardware related to information technology	Malaysia	—	—	2
Dormant	Malaysia	2	2	1

		9	9	14

Principal activities	Place of incorporation and operation	Number of non-wholly-owned subsidiaries
		2012	2013	2014

Supply of computer games, software and hardware related to information technology	Malaysia Thailand BVI	3 2 1	4 2 —	1 1 —
Providing mobile payment platform	Malaysia	—	1	1
Information technology, electronic payments, online business services, electronic retail, electronic commerce online distribution, and other computer related activities	Malaysia Australia Hong Kong Singapore USA Brazil Turkey Vietnam Thailand	2 1 1 1 1 1 — — —	2 1 1 1 1 1 2 1 —	3 1 1 1 1 1 1 1 1
Investing in other business both local and overseas entities	Thailand	—	—	2
Sales of electronic pins for online games and other related products	Thailand Taiwan	1 —	1 1	2 1
Engaged in the game download services	Thailand	—	—	1
Business of consulting and give advice on computer hardware and software	Thailand	—	—	1
Developers and agents of interactive applications and software	Malaysia	—	—	1
Enterprise software design and development	Thailand	1	1	1
Dormant	Turkey	—	—	1

		15	20	24

Details of non-wholly owned subsidiaries of the Group that have material non-controlling interests:

	Country of		Proportion of ownership interest and voting power held by non- controlling interests		Profit allocated to non-controlling interests			Accumulated non-controlling interests
Name of subsidiaries	incorporation	2012	2013	2014	2012	2013	2014	2012	2013	2014
		%	%	%	MYR	MYR	MYR	MYR	MYR	MYR

MyCNX	Malaysia	20.005	20.005	—	42,660	2,615,782	1,176,787	2,320,174	5,714,039	—
MOL Thailand	Thailand	51	51	13.27	2,369,400	4,504,237	2,142,429	5,455,858	10,081,682	3,002,499
GameSultan	Turkish Republic of Northern Cyprus	—	30	—	—	1,753,601	—	—	3,558,102	—
Nganluong	Vietnam	—	50	50	—	329,192	316,060	—	4,479,159	4,592,017
PaybyMe	Republic of Turkey	—	—	49	—	—	386,822	—	—	6,814,695
Individually immaterial subsidiaries with non-controlling interests								7,039,454	6,787,248	981,833

								14,815,486	30,620,230	15,391,044

Summarized financial information in respect of each of the Group’s subsidiaries that has material non-controlling interests is set out below. The summarized financial information below represents amounts before intragroup eliminations.

	MyCNX			GameSultan			MOL Thailand
	2012	2013	2014	2012	2013	2014	2012	2013	2014
	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR

Statement of financial position for the year ended December 31

Current assets	10,000,451	10,141,782	15,201,695	—	15,347,529	22,749,315	5,173,128	29,976,327	37,059,748

Non-current assets	5,168,433	9,491,339	8,446,860	—	14,925	12,770	22,545,285	5,129,221	12,018,205

Current liabilities	1,711,045	2,167,222	3,923,522	—	3,502,084	8,099,451	16,204,312	18,571,131	31,928,224

Non-current liabilities	1,857,019	2,271,925	1,825,878	—	30	—	421,163	292,982	956,841

Equity attributable to owners of the Company	11,600,820	15,193,974	17,899,155	—	11,860,340	14,662,634	11,092,938	16,241,435	16,192,888

Statement of profit or loss and other comprehensive income for the year ended December 31

Revenue	19,910,201	23,821,267	23,640,134	—	11,951,096	13,690,543	17,127,761	29,375,019	39,109,408

Total comprehensive income	12,846,379	13,834,043	11,669,470	—	6,535,137	5,187,983	4,835,511	8,831,837	6,517,798

	MyCNX			GameSultan			MOL Thailand
	2012	2013	2014	2012	2013	2014	2012	2013	2014
	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR

Statement of cash flows for the year ended December 31

Net cash inflow from operating activities	12,174,572	15,873,343	15,879,704	—	5,390,726	1,023,353	9,747,423	6,953,152	9,285,748

Net cash (outflow)/inflow from investing activities	(4,208,075)	(4,512,358)	(1,621,805)	—	(18,342)	39,077	(290,139)	(3,414,567)	(8,615,921)

Net cash (outflow)/inflow from financing activities	(6,928,669)	(11,236,342)	(9,379,919)	—	(2,464,224)	—	(4,717,636)	(346,479)	151,004

	Nganluong			PaybyMe
	2012	2013	2014	2012	2013	2014
	MYR	MYR	MYR	MYR	MYR	MYR

Statement of financial position for the year ended December 31

Current assets	—	13,238,398	17,424,596	—	—	20,915,360

Non-current assets	—	115,309	450,590	—	—	1,159,821

Current liabilities	—	4,395,389	8,399,272	—	—	16,640,880

Non-current liabilities	—	—	—	—	—	498,503

Equity attributable to owners of the Company	—	8,958,318	9,475,914	—	—	4,935,798

Statement of profit or loss and other comprehensive income for the year ended December 31

Revenue	—	7,062,561	8,152,591	—	—	13,195,081

Total comprehensive (loss)/income	—	(1,491,458)	675,716	—	—	960,231

	Nganluong			PaybyMe
	2012	2013	2014	2012	2013	2014
	MYR	MYR	MYR	MYR	MYR	MYR

Statement of cash flows for the year ended December 31

Net cash inflow from operating activities	—	836,081	1,703,547	—	—	6,890,741

Net cash outflow from investing activities	—	(3,690,014)	(376,667)	—	—	(32,727)

Net cash inflow/(outflow) from financing activities	—	8,438,000	(158,120)	—	—	37,567

18.	INVESTMENT IN ASSOCIATES

	2012	2013	2014
	MYR	MYR	MYR

At cost
Unquoted shares in Malaysia	30,000	30,000	—
Unquoted shares outside Malaysia	175,218	96,235	100,984

	205,218	126,235	100,984
Share of post acquisition reserves	(34,876)	(48,135)	(12,191)

	170,342	78,100	88,793

The summarized financial information of equity method investees is illustrated as below:

	2012	2013	2014
	MYR	MYR	MYR

Statements of financial position

Current assets	758,113	1,094,573	1,385

Non-current assets	888,756	954,609	334,280

Current liabilities	2,716,140	4,768,160	142,667

Results

Revenue	7,039	97,534	157,890

Loss from operations	(1,132,456)	(1,557,239)	(343,471)

Loss for the year	(1,122,297)	(1,486,129)	(343,471)

Share in results of associate	(4,876)	(13,259)	(104,489)

Details of the associates are as below:

		Financial	Country of	Effective equity interest
Name of associate	Principal activities	year end	incorporation	2012	2013	2014

eAuto Sdn Bhd (1)	Provide internet motor based vehicle classified services, transfer of vehicle ownership and motor related internet services activities	December 31	Malaysia	30%	30%	—

Associate of MyCNX Holdings (M) Sdn Bhd (2)
MMOG Asia (Thailand) Co. Ltd.(2)	Game operation services and support	December 31	Malaysia	39.2%	—	—

Associate of MOL AccessPortal Co. Ltd. (3)

Loyalty In Motion Co. Ltd.	Business consultant	December 31	Thailand	12.25%	12.25%	21.68%

(1)	On January 27, 2014, the Company has subscribed for additional 87,600 shares in its existing investment in eAuto Sdn Bhd for a total purchase consideration of MYR219,000.

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

20.	DEVELOPMENT EXPENDITURE

	2012	2013	2014
	MYR	MYR	MYR

Cost
As of January 1	9,723,455	11,225,803	13,935,423
Acquisition of subsidiaries (Note 43)	251,001	—	—
Capitalized during the year	2,722,761	2,709,620	3,659,272
Written off	(1,471,414)	—	(302,111)

As of December 31	11,225,803	13,935,423	17,292,584

Accumulated amortisation
As of January 1	6,217,337	6,738,105	8,748,978
Amortization for the year	1,992,182	2,010,873	2,110,650
Written off	(1,471,414)	—	(125,880)

As of December 31	6,738,105	8,748,978	10,733,748

Net carrying amount
As of December 31	4,487,698	5,186,445	6,558,836

Included in costs capitalized were the following:

	2012	2013	2014
	MYR	MYR	MYR

Depreciation of computer equipment and software (Note 15)	164,948	198,289	231,814
Salaries paid to directors (Note 8)	225,000	28,050	417,426
Rental of development centre	49,598	49,598	62,308

21.	INTANGIBLE ASSETS

	Goodwill	Software and copyright	Electronic payment system	Exclusive licence and distribution rights of online games and reloads	Intellectual property	Trademark	Total
	MYR	MYR	MYR	MYR	MYR	MYR	MYR

Cost
As of January 1, 2012	6,750,425	—	875,000	3,939,162	12,034,651	—	23,599,238
Additions	—	38,520	875,000	384,471	—	—	1,297,991
Acquisition of subsidiaries (Note 43)	16,963,118	93,394	—	26,154,135	46,117	22,279	43,279,043
Foreign exchange difference	236,083	(96)	—	—	(1,240)	(257)	234,490

As of December 31, 2012	23,949,626	131,818	1,750,000	30,477,768	12,079,528	22,022	68,410,762

Accumulated Amortization
As of January 1, 2012	—	—	—	2,501,523	—	—	2,501,523
Acquisition of subsidiaries (Note 43)	—	29,694	—	487,152	—	4,285	521,131
Amortization for the year	—	10,194	826,335	2,129,802	—	1,297	2,967,628
Foreign exchange difference	—	(16)	16	—	—	66	66

As of December 31, 2012	—	39,872	826,351	5,118,477	—	5,648	5,990,348

Net carrying amount
As of December 31, 2012	23,949,626	91,946	923,649	25,359,291	12,079,528	16,374	62,420,414

	Goodwill	Software and copyright	Electronic payment system	Exclusive licence and distribution rights of online games and reloads	Intellectual property	Trademark	Total
	MYR	MYR	MYR	MYR	MYR	MYR	MYR

Cost
As of January 1, 2013	23,949,626	131,818	1,750,000	30,477,768	12,079,528	22,022	68,410,762
Additions	—	—	—	4,296,422	4,778,805	—	9,075,227
Acquisition of subsidiaries (Note 43)	55,774,073	—	—	27,081,406	—	—	82,855,479
Disposals	—	—	—	(170,256)	—	—	(170,256)
Write-off	—	(72,365)	—	—	—	—	(72,365)
Foreign exchange difference	—	1,327	—	46,489	(3,698)	1,688	45,806

As of December 31, 2013	79,723,699	60,780	1,750,000	61,731,829	16,854,635	23,710	160,144,653

	Goodwill	Software and copyright	Electronic payment system	Exclusive licence and distribution rights of online games and reloads	Intellectual property	Trademark	Total
	MYR	MYR	MYR	MYR	MYR	MYR	MYR

Accumulated amortization
As of January 1, 2013	—	39,872	826,351	5,118,477	—	5,648	5,990,348
Disposals	—	—	—	(95,760)	—	—	(95,760)
Write-off	—	(1,845)	—	—	—	—	(1,845)
Amortization for the year	—	6,230	583,275	14,723,974	42,129	7,341	15,362,949
Foreign exchange difference	—	(26,006)	—	26,248	(950)	431	(277)

As of December 31, 2013	—	18,251	1,409,626	19,772,939	41,179	13,420	21,255,415

Net carrying amount
As of December 31, 2013	79,723,699	42,529	340,374	41,958,890	16,813,456	10,290	138,889,238

	Goodwill	Software and copyright	Electronic payment system	Exclusive licence and distribution rights of online games and reloads	Intellectual property	Trademark	Total
	MYR	MYR	MYR	MYR	MYR	MYR	MYR

Cost
As of January 1, 2014	79,723,699	60,780	1,750,000	61,731,829	16,854,635	23,710	160,144,653
Additions	—	—	—	1,069,338	1,267	—	1,070,605
Acquisition of subsidiaries (Note 43)	26,100,254	—	12,162,734	—	3,697,437	—	41,960,425
Disposals	(50,083)	—	—	—	—	—	(50,083)
Write-off	—	—	—	(58,077)	—	—	(58,077)
Reclassifications	—	40,488	—	215,218	(93,607)	—	162,099
Foreign exchange difference	—	3,000	36,340	2,295	412,828	1,425	455,888

As of December 31, 2014	105,773,870	104,268	13,949,074	62,960,603	20,872,560	25,135	203,685,510

	Goodwill	Software and copyright	Electronic payment system	Exclusive licence and distribution rights of online games and reloads	Intellectual property	Trademark	Total
	MYR	MYR	MYR	MYR	MYR	MYR	MYR

Accumulated amortization
As of January 1, 2014	—	18,251	1,409,626	19,772,939	41,179	13,420	21,255,415
Amortization for the year	—	10,279	1,136,897	14,000,545	2,626,110	9,031	17,782,862
Reclassifications	—	5,138	(45)	215,268	3,076	—	223,437
Foreign exchange difference	—	1,048	1,666	1,312	11,345	750	16,121

As of December 31, 2014	—	34,716	2,548,144	33,990,064	2,681,710	23,201	39,277,835

Net carrying amount
As of December 31, 2014	105,773,870	69,552	11,400,930	28,970,539	18,190,850	1,934	164,407,675

Included in the intellectual property is the domain name of MOL.com used by the Group through internet media.

Goodwill on consolidation

	2012	2013	2014
	MYR	MYR	MYR

At beginning of year	6,750,425	23,949,626	79,723,699
Acquisition of subsidiaries (Note 43)	16,963,118	55,774,073	26,100,254
Disposal	236,083	—	(50,083)

At end of year	23,949,626	79,723,699	105,773,870

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

	2012	2013	2014
	MYR	MYR	MYR

Minimum lease receivables
Not later than 1 year	129,360	284,760	309,960
Later than 1 year and not later than 2 years	129,360	284,760	309,960
Later than 2 years and not later than 5 years	258,720	643,475	506,415
Later than 5 years	26,250	72,130	2,100

	543,690	1,285,125	1,128,435
Less: Future finance income	(265,348)	(712,748)	(569,767)

Present value of finance lease assets	278,342	572,377	558,668

	2012	2013	2014
	MYR	MYR	MYR

Present value of finance lease assets:
Not later than 1 year	35,233	65,506	99,240
Later than 1 year and not later than 2 years	50,063	95,636	144,938
Later than 2 years and not later than 5 years	172,258	347,958	312,462
Later than 5 years	20,788	63,277	2,028

	278,342	572,377	558,668

23.	DEFERRED TAX ASSETS/(LIABILITIES)

The components and movements of deferred tax assets/(liabilities) during the financial year prior to offsetting are as follows:

	2012	2013	2014
	MYR	MYR	MYR

As of January 1	156,185	(5,645,740)	(9,455,169)
Acquisition of subsidiaries (Note 43)	(6,172,558)	(6,770,352)	(3,792,860)
Recognized in profit or loss (Note 13)	370,633	2,975,084	4,762,126
Effect of foreign currency translation	—	(14,161)	27,061

As of December 31	(5,645,740)	(9,455,169)	(8,458,842)

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

The available-for-sale financial assets represent investment in quoted trust fund managed by a local commercial bank that is not held for trading. The available-for-sale financial assets are recognized initially and subsequently at fair value. The calculation of the fair value of the available-for-sale financial asset is explained in Note 45.

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

26.	TRADE RECEIVABLES

	2012 MYR	2013 MYR	2014 MYR

Trade receivables	19,545,316	31,558,106	46,093,738
Amount due from affiliates (Note 28.2)	6,715,553	3,015,095	14,030,525
Accrued revenue	299,444	—	—
Less: Allowance for doubtful debts	(287,347)	(753,094)	(1,823,596)

	26,272,966	33,820,107	58,300,667

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

Ageing of trade receivables

	2012 MYR	2013 MYR	2014 MYR

Neither past due nor impaired	12,377,421	26,611,867	43,868,028
Past due but not impaired:
1 to 30 days	11,192,326	3,109,808	4,894,137
31 to 60 days	1,177,942	1,514,754	2,663,298
61 to 90 days	1,333,713	801,656	1,257,178
More than 90 days	478,911	2,535,116	7,441,622

	14,182,892	7,961,334	16,256,235

	26,560,313	34,573,201	60,124,263
Impaired	(287,347)	(753,094)	(1,823,596)

	26,272,966	33,820,107	58,300,667

Receivables that are neither past due nor impaired

Trade receivables that are neither past due nor impaired are creditworthy debtors with good payment record with the Group.

Receivables that are past due but not impaired

Trade receivables that are past due but not impaired are mainly customers who have never defaulted on payments but are slow paymasters hence, are periodically monitored.

Receivables that are impaired

Trade receivables that were impaired at the reporting date and the movement of the allowance accounts used to record the impairment are as follows:

	2012 MYR	2013 MYR	2014 MYR

As of January 1	287,347	287,347	753,094
Impairment loss (Note 12)	—	545,747	1,246,054
Written off	—	(80,000)	(52,667)
Impairment loss no longer required (Note 12)	—	—	(93,110)
Foreign exchange difference	—	—	(29,775)

As of December 31	287,347	753,094	1,823,596

During the year, the Group had directly written off trade receivables of MYR196,424 (2013: MYR13,671; 2012: MYR Nil)(See Note12) which were assessed no longer collectible.

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

The amount due from affiliate companies is assigned for the repayment of short-term borrowings as disclosed in Note 28.

27.	OTHER RECEIVABLES, DEPOSITS AND PREPAID EXPENSES

	2012 MYR	2013 MYR	2014 MYR

Current portion	9,798,318	14,009,186	25,021,155
Non-current portion	—	—	1,081,930

	9,798,318	14,009,186	26,103,085

	2012 MYR	2013 MYR	2014 MYR
Current portion

Other receivables	4,494,428	5,445,640	5,690,778
Less: Allowance for doubtful debts	—	(7,580)	(24,588)

	4,494,428	5,438,060	5,666,190

Prepaid expenses	3,728,335	5,222,381	13,551,631
Other deposits	1,121,571	3,149,861	5,589,822
Advances for online games	453,984	198,884	213,512

	9,798,318	14,009,186	25,021,155

Non-current portion
Other receivables	—	—	1,081,930

	9,798,318	14,009,186	26,103,085

28.	RELATED PARTY TRANSACTIONS

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

28.1	Amount due from associates

	2012 MYR	2013 MYR	2014 MYR

Current:
Trade amount due from associates	—	216,848	—
Outstanding balances receivable for operating transactions	1,208,124	—	—

	1,208,124	216,848	—

28.2	Amount due from affiliates

	2012 MYR	2013 MYR	2014 MYR

Current:
Trade amount due from affiliates (Note 26)	6,715,553	3,015,095	14,030,525

28.3	Amount due from/(to) other related parties

	2012 MYR	2013 MYR	2014 MYR

Current:
Trade amount due from other related parties	793,263	85,515	354,968
Outstanding balances receivable for operating transactions	1,214,813	499,436	604,655

	2,008,076	584,951	959,623

	2012 MYR	2013 MYR	2014 MYR
Trade amount due to other related parties	(995,276)	(1,234,971)	(564,527)
Outstanding balances payable for operating and financing transactions	(16,858,631)	(29,512,942)	(37,959)

	(17,853,907)	(30,747,913)	(602,486)

28.4	Significant Related Party Transactions

	2012 MYR	2013 MYR	2014 MYR

Associates
Maintenance support charges to associate	—	216,848	—

Affiliates
Commission paid to affiliates	(18,977,202)	(20,053,895)	(20,080,595)
Purchase from affiliates	(198,340)	(440,390)	(545,200)
Rental expense paid to affiliates	(679,962)	(709,834)	(874,604)
Contact centre services charges paid to affiliates	(360,000)	(360,000)	(453,250)
Purchase of products and services from affiliates	(400,000)	(200,000)	(202,664)
Handling fees paid to affiliates	—	(71,464)	(170,492)
Programmer fees paid to affiliate	—	—	(113,917)
Interest expense paid to affiliates	(102,768)	(134,283)	(84,147)
Data entry fees paid to affiliate	—	—	(60,000)
Purchase of plant and equipment from affiliate	—	—	(48,000)
Advertisement fees paid to affiliates	(24,500)	(28,000)	(28,330)
Interest charged on advances from affiliate	—	—	(907,738)
Transactions fees received from affiliates	1,223,726	2,551,925	3,267,687
Service fees received from affiliates	360,000	435,285	750,969
Equipment rental income received from affiliate	128,105	288,323	302,544
Interest income received from affiliate	92,177	172,802	240,151
Maintenance support charges to affiliate	—	—	233,030

	2012 MYR	2013 MYR	2014 MYR

Advertisement income received from affiliates	—	—	155,000
Handling fees received from affiliate	268,472	223,096	32,260

Other related parties
Purchase of goods from related party	(4,577,746)	(9,323,130)	(7,535,202)
Commission paid to related party	(833,493)	(4,630,009)	(1,449,836)
IT consultancy fees paid to other related parties	—	(504,804)	(349,915)
Marketing fees received from related party	—	—	2,416,667
Payment channel services charges to other related parties	—	24,147	101,781
Advertisement charges paid to related party	—	—	(119,211)
Rental expenses paid to other related parties	(104,460)	(107,439)	(96,282)
Sales from services provided to other related parties	(70,000)	(80,000)	(81,290)
Sales of goods to other related parties	956,525	5,025,319	5,413,086
Revenue sharing from related party	—	—	301,849
Maintenance support charge to related parties	—	44,420	130,885
Excess travelling expenses received from other related parties	—	264,611	—

The related parties transactions described above were carried out based on negotiated terms and conditions and mutually agreed with respective related parties.

Affiliate companies are companies related to a shareholder of the Company.

29.	CASH AND BANK BALANCES

	2012 MYR	2013 MYR	2014 MYR

Cash at banks and on hand	29,304,840	38,133,264	131,932,596
Deposits and placement with a licensed banks	2,781,451	11,596,224	18,638,209

	32,086,291	49,729,488	150,570,805

Restricted cash	2,552,389	4,832,435	34,392,659

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

30.	SHARE CAPITAL

	2012 MYR	2013 MYR	2014 MYR

Authorized:
1,000,000,000 ordinary shares of USD1 par value	3,296,500,000	3,296,500,000	3,296,500,000

	Ordinary shares
	2012		2013		2014
	Number of shares	MYR	Number of shares	MYR	Number of shares	MYR

Issued, fully paid and outstanding:
Shares of USD1 par value as of January 1	58,897,320	9,816,220	58,897,320	9,816,220	58,897,320	9,816,220
Issuance of new shares of USD1 par value through Initial Public Offering	—	—	—	—	7,485,030	24,573,354
Issuance of shares for the acquisition of non-controlling interests [Note 17(a)]	—	—	—	—	1,056,736	3,463,513
Issuance of shares on redemption of promissory notes (Note 35)	—	—	—	—	65,349	206,156

Issued and outstanding as of December 31	58,897,320	9,816,220	58,897,320	9,816,220	67,504,435	38,059,243

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

31.	RESERVES

	2012 MYR	2013 MYR	2014 MYR
			(Restated, see Note 48)

Non-distributable:
Share premium [Note (a)]	2,954,189	2,954,189	305,624,250
Capital contribution reserve [Note (b)]	—	—	7,602,686
Share options reserve [Note (c)]	—	—	8,131,420
Investment revaluation reserve [Note (d)]	—	—	15,258
Foreign currency translation reserve [Note (e)]	148,395	(2,474,580)	8,207,205

Distributable:
Retained earnings/(accumulated losses)	12,026,610	24,145,038	(85,451,104)

	15,129,194	24,624,647	244,129,715

(a)	Share premium

Share premium arose from the premium on the issuance of new ordinary shares, netted off with the underwriting commission and IPO expenses.

(b)	Capital contribution reserve

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

32.	BORROWINGS

	2012 MYR	2013 MYR	2014 MYR

Non-current - at amortised cost:

Secured
Term loans (i)	2,124,954	1,938,845	1,844,185
Finance lease payables (Note 33)	1,627,746	1,445,027	1,181,749

	3,752,700	3,383,872	3,025,934

	2012 MYR	2013 MYR	2014 MYR

Current - at amortized cost:

Secured
Term loans (i)	522,440	206,340	124,917
Revolving credit (ii)	50,184,596	68,000,000	51,000,000
Finance lease payables (Note 33)	982,885	1,424,654	1,583,193

	51,689,921	69,630,994	52,708,110

(i)	Term loans

The term loans are repayable by instalments of varying amounts over the following periods:

	2012 MYR	2013 MYR	2014 MYR

Current
Not later than 1 year	522,440	206,340	124,917

Non-current
Later than 1 year and not later than 2 years	380,430	135,768	120,398
Later than 2 years and not later than 5 years	1,744,524	425,507	407,056
Later than 5 years	—	1,377,570	1,316,731

	2,124,954	1,938,845	1,844,185

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

On January 8, 2015, the Group entered into a Sale and Purchase agreement with certain directors of a subsidiary to sell the investment property and a portion of the proceeds therefrom was used to settle on February 27, 2015, the remaining principal, accrued interest and prepayment charges of the term loan amounting to MYR1,696,325 as disclosed in Note 47.

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

33.	FINANCE LEASE PAYABLES

	2012 MYR	2013 MYR	2014 MYR

Future minimum lease payments:
Not later than 1 year	1,138,644	1,588,872	1,725,672
Later than 1 year and not later than 2 years	1,055,076	1,109,592	975,570
Later than 2 years and not later than 5 years	672,761	411,172	261,789

Total future minimum lease payments	2,866,481	3,109,636	2,963,031
Less: Future finance charges	(255,850)	(239,955)	(198,089)

Present value of finance lease payables	2,610,631	2,869,681	2,764,942

	2012 MYR	2013 MYR	2014 MYR

Present value of finance lease payables:
Not later than 1 year	982,885	1,424,654	1,583,193
Later than 1 year and not later than 2 years	975,732	1,046,826	926,791
Later than 2 years and not later than 5 years	652,014	398,201	254,958

Present value of finance lease payables	2,610,631	2,869,681	2,764,942
Less: Amount due within 12 months	(982,885)	(1,424,654)	(1,583,193)

Amount due after 12 months	1,627,746	1,445,027	1,181,749

The finance lease payables of the Group bear interest at rates ranging from 2.59% to 5.00% (2013: 2.59% to 5.00%; 2012: 2.59% to 5.00%) per annum at the end of the reporting period.

34.	TRADE PAYABLES

The normal trade credit terms granted to the Group by trade creditors range from 30 to 60 days (2013: 30 to 60 days; 2012: 30 to 60 days).

Included in trade payables of the Group are amounts of MYR8,347,987 (2013: MYR6,637,159; 2012: MYR4,577,815) being accrued purchases.

35.	OTHER PAYABLES AND ACCRUED EXPENSES

	2012 MYR	2013 MYR	2014 MYR

Other payables	8,183,962	8,940,320	5,783,496
Accrued expenses	1,318,342	2,379,557	10,812,689
Promissory notes	2,748,115	2,748,115	—
Deposit received	2,965,708	4,513,074	8,628,657
Customer’s account balances	—	3,710,540	5,086,199

	15,216,127	22,291,606	30,311,041

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

36.	DERIVATIVE FINANCIAL LIABILITY

	2012 MYR	2013 MYR	2014 MYR
			(Restated, see Note 48)

Financial liability at fair value through profit or loss	—	26,164,107	—

As mentioned in Note 17, on May 6, 2014, the Group entered into a Share Sale and Purchase agreement with non-controlling shareholders to acquire the remaining equity interest of 30% in each of MOL Turkey and GameSultan for a total purchase consideration of USD14,750,000 (equivalent to MYR48,188,250).

At the date of acquisition, the fair value of the put option amounting to MYR22,428,031 has been adjusted against the total purchase consideration, with the corresponding entry being accounted for as derivative financial liability.

At the reporting date, a fair value gain amounting to MYR3,736,076 (Note 10) from the remeasurement of put option has been recognized in the statements of profit or loss and other comprehensive income for the year ended December 31, 2014.

37.	PUT OPTION WRITTEN ON NON-CONTROLLING INTEREST

As described in Note 17, in connection with the acquisition by MOL AccessPortal Sdn. Bhd. (“MOLAP”), a subsidiary of the Company, of 51% equity interest in PaybyMe, MOLAP entered into a Shareholders Agreement dated September 15, 2014 with the non-controlling shareholders of PaybyMe (“Sellers”) for the acquisition of the 49% non-controlling equity interest in PaybyMe by way of an in-substance forward, comprising a Call Option (the “Call Option”) and a Put Option (the “Put Option”). Both the Call Option and Put Option shall be exercisable at any time during the First Exercise Period (from April 1, 2016 to April 30, 2016) and the Second Exercise Period (from April 1, 2017 to April 1, 2017) for half of the remaining shares held by the Sellers for each periods (“Option Shares”). In the case of the Put Option, the Sellers shall be entitled to, but not obligated, to exercise the right to require MOLAP to purchase the Option Shares.

In accordance with IAS 32, MOLAP is required to recognize a gross obligation for the present value of the redemption amount of the Put Option because the Sellers have the right to require MOLAP to pay the counterparty cash or another financial asset in exchange for the Option Shares. The gross obligation is recognized at an amount equal to the present value of the estimated amounts that could be required to be paid to the Sellers in accordance with the shareholders agreement. Changes in the measurement of the gross obligation due to the unwinding of the discount or changes in the estimated amounts that the acquirer could be required to pay are recognized in profit or loss.

The directors estimate that any reasonably possible increase/(decrease) of 1% of the discount rate would result in an (decrease)/increase in fair value of the gross obligation on in-substance forward as of December 31, 2014 by approximately (MYR536,226) or MYR549,342, respectively. The directors believe that any reasonably possible change in the other key assumptions would not result in significant impact to the fair value of the put option.

MOLAP’s gross obligation as at the end of the reporting period with respect to this put option has been recognized as a financial liability at the fair value in these financial statements. The fair value is determined by applying a pre-tax weighted average cost of capital discount rate of 18% (2014: 19%) per annum together with the following assumptions:

•	In the first exercise period, the Option Price shall equal to the amount which equals to the 24.5% of shares to be acquired by MOLAP subject to the option right at earnings multiple of PaybyMe for the financial year ended December 31, 2015 plus Mandatory Capital Loan plus Deferred Conditional Purchase Price; and

•	In the second exercise period, the Option Price shall equal to the amount which equals to the 24.5% of shares to be acquired by MOLAP subject to the option right at earnings multiple of PaybyMe for the financial year ending December 31, 2016 plus Mandatory Capital Loan.

The movements of the financial liability on put option during the year are as follows:

	2012 MYR	2013 MYR	2014 MYR
			(Restated, see Note 48)

At beginning of year	—	—	—
At date of acquisition	—	—	1,202,000
Put option written on non-controlling interest	—	—	32,944,082
Unwinding of discount and change in estimates of gross obligations	—	—	3,154,269

	—	—	37,300,351

38.	PENSION LIABILITIES

The Group has a funded, non-contributory defined benefit and actuarially computed pension plan, covering substantially all permanent employees of five of its subsidiaries. The defined benefit plans are administered by an Investment Manager and/or Trustee bank.

The most recent actuarial valuation of the plan assets and the present value of the defined benefit obligation were carried out at December 31, 2014. The present value of the defined benefit obligation, and the related current year service cost and past service cost, were measured using the Projected Unit Credit method.

The principal assumptions used for the purposes of the actuarial valuations were as follows:

	Valuation at December 31
	2012	2013	2014

Discount rate	6.2%	4.5%	3.3%-8.5%
Expected rate of salary increase	7.0%	4.0%	2.0%-10.0%

Amounts recognised in profit or loss and other comprehensive income in respect of this defined benefit plan are as follows:

	2012 MYR	2013 MYR	2014 MYR

Current service cost	274,148	90,400	416,113
Net interest cost on defined benefit obligation	9,274	26,017	115,483
Amortization of actuarial gain	—	—	(2,594)

Component of defined benefit costs recognized in profit or loss	283,422	116,417	529,002

	2012 MYR	2013 MYR	2014 MYR

Remeasurement on the net defined benefit liability:

Actuarial gain (loss) due to:
Change in financial assumptions	—	82,050	26,041
Experience adjustments	—	66,260	(22,648)
Changes in demographic assumptions	—	13,565	—
Remeasurement loss on plan assets	—	(2,670)	(629)

Components of defined benefit cost recognized in other comprehensive income	—	159,205	2,764

The amount included in the consolidated statements of financial position arising from the Group’s obligation in respect of its defined benefit plans is as follows:

	2012 MYR	2013 MYR	2014 MYR

Present value of defined benefit obligation	(423,135)	(374,116)	(909,295)
Fair value of plan assets	—	279,480	306,375

Pension liability	(423,135)	(94,636)	(602,920)

Movements in the present value of the defined benefit obligation in the current year were as follows:

	2012 MYR	2013 MYR	2014 MYR

Present value of defined benefit obligation:

At beginning of year	(130,230)	(423,135)	(374,116)
Current service cost	(274,148)	(90,400)	(416,113)
Interest cost	(9,274)	(26,017)	(115,483)
Actuarial loss/(gain) due to:
Changes in financial assumptions	(45,413)	82,050	26,041
Experience adjustments	35,930	66,260	22,648
Foreign exchange differences	—	3,561	(26,562)
Amortization of actuarial gain	—	—	(2,594)
Changes in demographic assumptions	—	13,565	—
Benefits paid	—	—	(23,116)

At end of year	(423,135)	(374,116)	(909,295)

Fair value of plan assets:

At beginning of year	—	—	279,480
Contributions made	—	282,150	—
Interest income	—	—	13,220
Actuarial loss on plan assets	—	(2,670)	(629)
Foreign exchange differences	—	—	14,304

At end of year	—	279,480	306,375

The distribution of plan assets as of December 31, is as follows:

	2012 MYR	2013 MYR	2014 MYR

Cash and cash equivalents	—	3.30%	30.14%
Investments in:
Government securities	—	95.93%	68.12%
Accrued interest receivable	—	0.78%	0.66%
Expected earnings for the fourth quarter	—	—	1.09%
Trust fee payables		(0.01%)	(0.01%)

At end of year	—	100.00%	100.00%

The carrying amounts disclosed above reasonably approximate fair values at each financial year-end.

Sensitivity analysis that has been determined based on reasonably possible changes of each significant assumption on the retirement benefit obligation as of the end of reporting period, assuming all other assumptions were held constant.

		Defined benefit obligation MYR

Discount rate	-1.00%	65,776
Salary rate	+1.00%	65,708

39.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents included in the statements of cash flows comprise the following amounts in the statements of financial position:

	2012 MYR	2013 MYR	2014 MYR

Cash and bank balances	29,304,840	38,133,264	131,932,596
Deposits and placement with a licensed bank	2,781,451	11,596,224	18,638,209

Total	32,086,291	49,729,488	150,570,805

40.	DEFERRED REVENUE

	2012 MYR	2013 MYR	2014 MYR

MOLPoints	5,784,010	6,296,993	9,292,940
MMOG Asia	—	—	1,829,193

Total	5,784,010	6,296,993	11,122,133

41.	OPERATING LEASE COMMITMENT

The Group has entered into non-cancellable operating lease agreements for the use of office buildings.

The future aggregate minimum lease payments under non-cancellable operating leases contracted for as of the reporting date but not recognized as liabilities are as follows:

	2012 MYR	2013 MYR	2014 MYR

Future minimum lease payments:
Not later than 1 year	1,552,738	2,549,304	2,961,341
Later than 1 year and not later than 5 years	887,336	2,349,850	3,027,505

	2,440,074	4,899,154	5,988,846

42.	EMPLOYEE SHARE OPTIONS SCHEME (“ESOS”)

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

Fair value of the share options

The weighted average fair values of the share options granted are as follows:

	2012 USD	2013 USD	2014 USD

Senior Executives Share Option Plan	—	—	6.50
General Employees Share Option Plan	—	—	6.31

The options were valued using the Monte Carlo Simulation pricing model.

Inputs to the model

Grant date	Senior Executives Share Option Plan 6,12,24 and 36 months from effective date, June 19, 2014	General Employees Share Option Plan 6,12,24,36,42,48,54 and 60 months from effective date, September 18, 2014
Grant date ordinary share price (USD)	13.33	13.50
Exercise price (USD)	8.30	12.15
Expected life (years)	5	5
Expected volatility:
Annual equivalent	35%	40%
Risk-free interest rate:
Annual equivalent	1.68%	2.61%

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

The expense for employee services received recognized in the statement of profit or loss and other comprehensive income is as follows:

	2012 MYR	2013 MYR	2014 MYR

Senior Executives Share Option Plan	—	—	7,602,994
General Employees Share Option Plan	—	—	8,067,295

Total (Note 7)	—	—	15,670,289
Foreign exchange difference	—	—	63,817

Recognized in statement of changes in equity	—	—	15,734,106

The total amount of unrecognized share-based compensation expense related to the grants is as follows:

	2012 MYR	2013 MYR	2014 MYR

Senior Executives Share Option Plan	—	—	32,474,135
General Employees Share Option Plan	—	—	53,186,070

	—	—	85,660,205

The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movement of ordinary share options during the year:

	2014 Number	2014 WAEP
		MYR

Outstanding at January 1	—	—
Senior Executives Share Option Plan	1,766,920	29.00

General Employees Share Option Plan	3,059,425	39.31
General Employees Share Option Plan (forfeited)	(278,795)	39.31

	2,780,630

Total	4,547,550	56.40

The weighted average remaining contractual life for the ordinary share options outstanding as of December 31, 2014 was 7.94 years.

43.	BUSINESS COMBINATIONS

43.1	Acquisitions of subsidiaries

As disclosed in Note 17 to the consolidated financial statements, the subsidiaries acquired by the Group during the financial year ended December 31, 2012, 2013 and 2014 are as follows:

Name of Subsidiaries	Date of Acquisition	Proportion of ownership interest and voting power held	Purchase Consideration
			MYR

2012
MOL Thailand	01.01.2012	49.00%	3,925,800

Game Box (M) Sdn. Bhd. (“Game Box”)	03.01.2012	51.20%	600,000

MOL AccessPortal Pty. Ltd. (“MOL Australia”)	01.06.2012	65.00%	1,136,784

Rixty, Inc (“Rixty”)	14.09.2012	54.20%	12,828,210

MyCNX	20.10.2012	79.99%	27,825,582

			46,316,376

Name of Subsidiaries	Date of Acquisition	Proportion of ownership interest and voting power held	Purchase Consideration
			MYR

2013
MOL Turkey and GameSultan	19.02.2013	70.00%	65,018,564

Nganluong	01.03.2013	50.00%	15,641,250

MOLCube	01.04.2013	85.30%	100,000

MMOG Thai	01.01.2013	49.00%	49,000

			80,808,814

Name of Subsidiaries	Date of Acquisition	Proportion of ownership interest and voting power held	Purchase Consideration
			MYR

2014
Easy2Pay	06.05.2014	60.00%	6,046,178

PaybyMe	15.09.2014	51.00%	30,282,121

MOL Wallet	28.04.2014	100.00%	2

			36,328,301

43.2	Considerations transferred and goodwill arising on acquisitions

2012	MOL Thailand MYR	Game Box MYR	MOL Australia MYR	Rixty MYR	MyCNX MYR	Total MYR

Cash paid	—	600,000	1,136,784	10,080,096	—	11,816,880
Non-cash considerations	3,925,800	—	—	2,748,114	27,825,582	34,499,496

Total purchase considerations	3,925,800	600,000	1,136,784	12,828,210	27,825,582	46,316,376

Non-controlling interests	3,894,551	524,139	530,360	2,615,347	5,734,888	13,299,285
Fair value of identifiable net assets acquired (Note 43.3)	(5,942,626)	(1,074,055)	(1,258,220)	(5,710,364)	(28,667,278)	(42,652,543)

Goodwill arising on acquisitions (Note 21)	1,877,725	50,084	408,924	9,733,193	4,893,192	16,963,118

2013	MOL Turkey and GameSultan MYR	Nganluong MYR	MOLCube MYR	MMOG Thai MYR	Total MYR

Cash paid	41,894,437	15,641,250	100,000	—	57,635,687
Non-cash consideration	23,124,127	—	—	49,000	23,173,127

Total purchase consideration	65,018,564	15,641,250	100,000	49,000	80,808,814

Non-controlling interests	8,500,537	5,224,888	(12,706)	40,934	13,753,653
Fair value of identifiable net assets acquired (Note 43.3)	(28,335,119)	(10,449,776)	86,435	(89,934)	(38,788,394)

Goodwill arising on acquisition (Note 21)	45,183,982	10,416,362	173,729	—	55,774,073

2014	Easy2Pay MYR	PaybyMe MYR	MOL Wallet MYR	Total MYR

Cash paid	6,046,178	29,080,121	2	35,126,301
Non-cash consideration	—	1,202,000	—	1,202,000

Total purchase consideration	6,046,178	30,282,121	2	36,328,301

Non-controlling interests	2,437,361	6,344,182	—	8,781,543
Fair value of identifiable net (assets)/liabilities acquired (Note 43.3)	(6,062,278)	(12,947,310)	17,962	(18,991,626)

	2,421,261	23,678,993	17,964	26,118,218

Goodwill arising on acquisitions (Note 21)	2,421,261	23,678,993	—	26,100,254
Bargain purchase gain arising on acquisition (Note 12)	—	—	17,964	17,964

	2,421,261	23,678,993	17,964	26,118,218

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

43.3	Fair value of assets acquired and liabilities assumed at the date of acquisitions

2012	MOL Thailand MYR	Game Box MYR	MOL Australia MYR	Rixty MYR	MyCNX MYR	Total MYR

Non-current assets
Property, plant and equipment	1,474,878	106,117	—	12,062	654,889	2,247,946
Investment property	—	—	—	—	2,433,228	2,433,228
Development expenditure	—	—	—	—	251,001	251,001
Intangible assets	1,714,395	—	46,117	17,994	24,016,288	25,794,794

Current assets
Inventories	1,681,812	1,043,402	23,352	204,520	—	2,953,086
Trade receivables	5,364,913	729,773	9,752	590,145	7,862,185	14,556,768
Other receivables, deposits and prepaid expenses	449,424	20,255	959,409	817,843	468,012	2,714,943
Cash and bank balances	5,899,283	811,826	222,722	7,938,207	1,553,024	16,425,062

Non-current liabilities
Borrowings	(321,755)	—	—	(2,379,171)	(1,980,500)	(4,681,426)
Deferred tax liabilities	(412,674)	—	—	—	(5,759,884)	(6,172,558)

Current liabilities
Trade payables	(8,281,680)	(1,030,774)	—	—	(725,039)	(10,037,493)
Other payables and accrued expenses	(1,039,942)	(276,244)	—	(839,598)	(105,926)	(2,261,710)
Borrowings	(186,223)	(217,083)	(3,132)	(651,638)	—	(1,058,076)
Tax liabilities	(399,805)	(113,217)	—	—	—	(513,022)

Net identifiable assets	5,942,626	1,074,055	1,258,220	5,710,364	28,667,278	42,652,543

2013	MOL Turkey and GameSultan MYR	Nganluong MYR	MOLCube MYR	MMOG Thai MYR	Total MYR

Non-current assets
Property, plant and equipment	255,991	160,404	34,028	61,033	511,456
Intangible assets	27,081,406	—	—	—	27,081,406

Current assets
Inventories	2,327,726	—	—	—	2,327,726
Trade receivables	10,588,378	796,238	—	—	11,384,616
Other receivables, deposits and prepaid expenses	373,678	1,727,032	19,999	168,216	2,288,925
Cash and bank balances	2,278,259	10,925,089	25,932	2,536	13,231,816

Non-current liabilities
Deferred tax liabilities	(6,770,352)	—	—	—	(6,770,352)

Current liabilities
Trade payables	(5,795,240)	(132)	—	—	(5,795,372)
Other payables and accrued expenses	(1,635,916)	(3,158,855)	(166,394)	(141,851)	(5,103,016)
Tax liabilities	(368,811)	—	—	—	(368,811)

Net identifiable assets/(liabilities)	28,335,119	10,449,776	(86,435)	89,934	38,788,394

2014	Easy2Pay MYR	PaybyMe MYR	MOL Wallet MYR	Total MYR

Non-current assets
Property, plant and equipment	104,358	86,069	75,650	266,077
Intangible assets	4,189,089	11,671,082	—	15,860,171
Deferred tax assets	—	11,562	—	11,562

Current assets
Inventories	—	100,965	—	100,965
Trade receivables	5,316,801	6,980,139	—	12,296,940
Other receivables, deposits and prepaid expenses	1,096,099	2,150,568	—	3,246,667
Cash and bank balances	7,418,421	6,764,130	—	14,182,551

Non-current liabilities
Deferred tax liabilities	(837,818)	(2,966,604)	—	(3,804,422)

Current liabilities
Trade payables	(7,661,363)	(8,248,031)	—	(15,909,394)
Other payables and accrued expenses	(3,331,542)	(100,783)	—	(3,432,325)
Amount due to other related parties	—	—	(93,612)	(93,612)
Deferred revenue	—	(3,116,578)	—	(3,116,578)
Tax liabilities	(231,767)	(385,209)	—	(616,976)

Net identifiable assets/(liabilities)	6,062,278	12,947,310	(17,962)	18,991,626

43.4	Net cash outflow on acquisitions of subsidiaries

2012	MOL Thailand MYR	Game Box MYR	MOL Australia MYR	Rixty MYR	MyCNX MYR	Total MYR

Considerations paid in cash	—	(600,000)	(1,136,784)	(10,080,096)	—	(11,816,880)
Cash and cash equivalents acquired	5,899,283	811,826	222,722	7,938,207	1,553,024	16,425,062

Net cash inflow/(outflow) on acquisitions	5,899,283	211,826	(914,062)	(2,141,889)	1,553,024	4,608,182

2013	MOL Turkey and GameSultan MYR	Nganluong MYR	MOLCube MYR	MMOG Thai MYR	Total MYR

Considerations paid in cash	(41,894,437)	(15,641,250)	(100,000)	—	(57,635,687)
Cash and cash equivalents acquired	2,278,259	10,925,089	25,932	2,536	13,231,816

Net cash inflow/(outflow) on acquisitions	(39,616,178)	(4,716,161)	(74,068)	2,536	(44,403,871)

2014	Easy2Pay MYR	PaybyMe MYR	MOL Wallet MYR	Total MYR

Considerations paid in cash	(6,046,178)	(29,080,121)	(2)	(35,126,301)
Cash and cash equivalents acquired	7,418,421	6,764,130	—	14,182,551

Net cash inflow/(outflow) on acquisitions	1,372,243	(22,315,991)	(2)	(20,943,750)

43.5	Impact of acquisitions on the results of the Group

The acquired subsidiaries have contributed the following results to the Group during the financial year:

2012

	MOL Thailand	Game Box	MOL Australia	Rixty	MyCNX
	MYR	MYR	MYR	MYR	MYR

Revenue	17,127,761	1,070,172	26,346	457,648	3,839,712
Profit/(Loss) for the year	4,835,511	226,950	(264,742)	(1,139,682)	2,213,191

2013

	MOL Turkey	GameSultan	Nganluong	MOLCube	MMOG Thai
	MYR	MYR	MYR	MYR	MYR

Revenue	13,021,563	10,154,095	7,062,561	—	261,603
Profit/(Loss) for the year	1,218,615	5,845,338	658,384	(425,363)	(239,731)

2014

	Easy2Pay	PaybyMe	MOL Wallet
	MYR	MYR	MYR

Revenue	7,219,764	12,589,741	—
Profit/(Loss) for the year	1,369,662	537,614	(135,427)

If the acquisitions had occurred on 1 January 2012, the Group’s results for the current financial year would have been as follows:

	MOL Thailand	Game Box	MOL Australia	Rixty	MyCNX
	MYR	MYR	MYR	MYR	MYR

Revenue	95,573,753	95,573,753	95,580,102	96,308,340	111,644,242
Profit for the year	5,984,996	5,984,996	5,902,371	4,659,853	10,555,149

If the acquisitions had occurred on January 1, 2013, the Group’s results for the current financial year would have been as follows:

	MOL Turkey	GameSultan	Nganluong	MOLCube	MMOG Thai
	MYR	MYR	MYR	MYR	MYR

Revenue	173,754,280	173,315,304	172,559,653	171,518,303	171,518,303
Profit for the year	18,076,870	19,295,456	18,640,597	18,557,526	18,672,525

If the acquisition has occurred on January 1, 2014, the Group’s results for the current financial year would have been as follows:

	Easy2Pay	PaybyMe	MOL Wallet
	MYR	MYR	MYR

Revenue	204,312,016	233,088,663	202,713,170
Loss for the year	(17,756,216)	(13,781,525)	(17,921,007)

44.	DISPOSAL OF A SUBSIDIARY

On March 11, 2014, the Group disposed of Gamebox Sdn Bhd which carried out the wholesale and distribution of computer software & computer games.

44.1	Consideration received

2014
MYR

Consideration received in cash and cash equivalents	600,000

44.2	Analysis of assets and liabilities over which control was lost

2014
MYR

Non-current asset
Property, plant and equipment	90,008

Current assets
Inventories	502,078
Trade receivables	376,437
Other receivables, deposits and prepaid expenses	81,631
Amount due by holding company	22,291
Amount due by other related parties	2,000
Cash and bank balances	253,771

Current liabilities
Trade payables	(104,500)
Other payables and accrued expenses	(68,072)
Amount due to holding company	(203,161)
Amount due to other related parties	(49,201)

Net assets disposed of	903,282

44.3	Gain on disposal of a subsidiary

2014
MYR

Consideration received in cash and cash equivalents	600,000
Net assets disposed of	(903,282)

Total	(303,282)
Goodwill on consolidation (Note 21)	(50,083)
Non-controlling interests disposed of	440,802

Gain on disposal of a subsidiary (Note 12)	87,437

44.4	Net cash inflows on disposal of a subsidiary

2014
MYR

Consideration received in cash and cash equivalents	600,000
Less: Cash and cash equivalents disposed of	(253,771)

Net cash inflow on disposal	346,229

45.	FINANCIAL INSTRUMENTS

45.1	Capital Risk Management

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximising the return to stakeholders.

The Group monitors and reviews its capital structure based on their business and operating requirements.

There were no changes in the Group’s approach to capital management during the years presented.

45.2	Significant Accounting Policies

Details of the significant accounting policies and methods adopted for each class of financial assets, financial liabilities and equity instruments are disclosed in Note 3.

45.3	Categories of Financial Instruments

	2012	2013	2014
	MYR	MYR	MYR
			(Restated, see Note 48)

Financial Assets
Available-for-sale financial assets (Note 24)	—	—	806,627

Loans and receivables:
Trade receivables (Note 26)	26,272,966	33,820,107	58,300,667
Other receivables and deposits (Note 27)	6,069,983	8,786,805	12,551,454
Finance lease receivables (Note 22)	278,342	572,377	558,668
Amount due from associates (Note 28)	1,208,124	216,848	—
Amount due from related parties (Note 28)	2,008,076	584,951	959,623
Cash and bank balances and restricted cash (Note 29)	34,638,680	54,561,923	184,963,464

Total loans and receivables	70,476,171	98,543,011	258,140,503

Financial Liabilities
Financial liabilities at FVTPL:
Derivative financial liability (Note 36)	—	26,164,107	—

At amortized cost:
Trade payables (Note 34)	32,277,734	48,009,555	82,342,742
Other payables (Note 35)	13,897,785	19,912,049	19,498,352
Financial liability on in-substance forward (Note 37)	—	—	37,300,351
Amount due to related parties (Note 28)	17,853,907	30,747,913	602,486
Borrowings (Note 32)	55,442,621	73,014,866	55,734,044

Total financial liabilities	119,472,047	197,848,490	195,477,975

45.4	Financial Risk Management Objectives and Policies

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

The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities at the end of the reporting period are as follows:

	Assets
	2012	2013	2014
	MYR	MYR	MYR
			(Restated, see Note 48)

US Dollar (“USD”)	17,419,492	7,089,302	88,290,755
Singapore Dollar (“SGD”)	1,750,364	3,352,218	4,383,805
Indonesian Rupiah (“IDR”)	2,460,301	4,574,655	1,427,374
Philippines Peso (“PHP”)	7,146,408	8,625,998	7,471,880
Thai Baht (“THB”)	20,627,842	21,734,604	29,566,066
Australian Dollar (“AUD”)	62,069	592,168	1,018,984
Euro (“EUR”)	116,522	109,129	220,468
Indian Rupee (“INR”)	467,706	—	—
Hong Kong Dollar (“HKD”)	—	—	2,602
Turkish Lira (“TRY”)	—	15,060,468	35,466,846
Vietnamese Dong (“VND”)	—	13,194,206	17,349,319
New Zealand Dollar (“NZD”)	—	—	31,075
Taiwan New Dollar (“TWD”)	—	543,707	497,696

	50,050,704	74,876,455	185,726,870

	Liabilities
	2012	2013	2014
	MYR	MYR	MYR
			(Restated, see Note 48)

US Dollar (“USD”)	9,626,317	12,980,567	14,396,329
Singapore Dollar (“SGD”)	17,381,407	160,231	323,441
Indonesian Rupiah (“IDR”)	1,070,823	2,832,210	469,330
Philippines Peso (“PHP”)	6,742,121	6,969,636	8,448,642
Thai Baht (“THB”)	15,780,790	14,364,943	26,119,704
Australian Dollar (“AUD”)	27,879	17,556	97,150
India Rupee (“INR”)	—	8,352	7,376
Turkish Lira (“TRY”)	—	26,552,546	54,240,140
Euro (“EUR”)	457,437	—	512,313
Vietnamese Dong (“VND”)	—	4,021,876	7,635,193
Hong Kong Dollar (“HKD”)	—	—	2,692
New Zealand Dollar (“NZD”)	—	—	43
Taiwan New Dollar (“TWD”)	—	—	7,568
British Pound Sterling (“GBP”)	—	3,225	—

	51,086,774	67,911,142	112,259,921

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

The Group financed its operations by shareholders’ equity, bank borrowings, amounts due to related parties and internal financial resources. As of December 31, 2014, the Group has net current assets of MYR115,438,953 and net current liabilities, MYR77,713,061, MYR27,075,411 as of December 31, 2013 and 2012, respectively. The Group has implemented a number of measures to mitigate the liquidity risk. Taking into account further advances from the related parties or shareholders as well as the estimated future cash inflows from the Group’s operations. The Directors are of the view that the Group will have sufficient positive cash flows to support the Group to operate on a going concern basis for at least the next twelve months from the end of the reporting period. Accordingly, the Directors believe that the Group has the ability to continue with its current line of business and meet its other financial obligations. Hence, the consolidated financial statements have been prepared on a going concern basis.

The table below summarizes the maturity profile of the Group’s financial liabilities as at the reporting date. The table was prepared based on the undiscounted cash flows on financial liabilities on the basis of the earliest date at which the Group can be required to pay. The table includes both interest and principal cash flows.

	Weighted average effective interest rate %	On demand or within 1 year	Within 2 to 5 years	After 5 years	Total
		MYR	MYR	MYR	MYR
		(Restated, see Note 48)	(Restated, see Note 48)		(Restated, see Note 48)

2012
Non-interest bearing	—	64,029,426	—	—	64,029,426
Variable interest rate instruments	7.63% - 7.88%	560,466	727,710	1,506,050	2,794,226
Fixed interest rate instruments	2.59% - 7.25%	54,833,385	1,673,323	—	56,506,708

		119,423,277	2,401,033	1,506,050	123,330,360

2013
Non-interest bearing	—	124,833,624	—	—	124,833,624
Variable interest rate instruments	7.63% - 7.88%	220,167	595,512	1,439,752	2,255,431
Fixed interest rate instruments	2.59% - 7.25%	74,394,544	1,485,488	—	75,880,032

		199,448,335	2,081,000	1,439,752	202,969,087

2014
Non-interest bearing	—	102,443,580	37,300,351	—	139,743,931
Variable interest rate instruments	7.40% - 7.88%	206,097	822,685	1,752,670	2,781,452
Fixed interest rate instruments	2.59% - 7.25%	56,423,172	1,237,359	—	57,660,531

		159,072,849	39,360,395	1,752,670	200,185,914

(iv)	Credit risk

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

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

2013	Level 1	Level 2	Level 3	Total
	MYR	MYR	MYR	MYR

Financial liabilities at FVTPL
Derivative financial liability	—	—	26,164,107	26,164,107

2014	Level 1	Level 2	Level 3	Total
	MYR	MYR	MYR	MYR
(Restated, see Note 48)

Financial assets at FVTPL
Available-for-sale financial assets	806,627	—	—	806,627

Financial liabilities at FVTPL
Derivative financial liability	—	—	—	—

The following table shows a reconciliation from the beginning balances to the ending balances for fair value measurements in Level 3 of the fair value hierarchy:

	2012	2013	2014
	MYR	MYR	MYR
			(Restated, see Note 48)

As of January 1	—	—	26,164,107
Acquisition of subsidiaries (Note 43)	—	23,124,127	—
Exercise of put options (Note 36)	—	—	(22,428,031)
Derivative fair value adjustment (Note 12)	—	3,039,980	(3,736,076)

As of December 31	—	26,164,107	—

Fair value of the Group’s financial liabilities that are measured at fair value on a recurring basis

The Group’s derivative financial liability is measured at fair value at the end of each reporting period. The following table gives information about how the fair value of the financial liability is determined (in particular, the valuation technique and inputs used).

Financial instruments	Fair value			Fair value	Valuation technique and key	Significant unobservable	Relationship of unobservable inputs
	2012	2013	2014	hierarchy	inputs	inputs	to fair value
	MYR	MYR	MYR
MOL Turkey and GameSultan - Put option (Note 36)	—	26,164,107	—	Level 3	Monte Carlo Simulation method	Share price, correlation in share price, revenue multiple and gross profit multiple	Higher positive correlation between revenue multiple, gross profit multiple and share price, lower the value of option

If the above unobservable inputs to the valuation model of put option were 5% higher/lower, the carrying amount of the put option would increase/decrease by approximately MYRNil (2013: MYR1,247,000; 2012: MYR Nil).

46.	CONTINGENCIES

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

On December 22, 2014, plaintiffs voluntary dismissed the Grodko action. Motions for lead plaintiff were due on or about January 23, 2015.

On May 8, 2015, the Court consolidated the actions and appointed Lead Plaintiff and Lead Counsel. A consolidated complaint was filed on July 7, 2015 and a second consolidated amended complaint was filed on October 7, 2015. The Company’s motion to dismiss the second consolidated amended complaint was fully briefed as of December 21, 2015.

The parties entered into a stipulation and settlement agreement dated April 11, 2016 to dismiss all claims with prejudice. The settlement is subject to court approval. A motion for preliminary approval of the settlement agreement was filed with the Court on April 12, 2016.

47.	SIGNIFICANT EVENTS SUBSEQUENT TO THE END OF THE REPORTING PERIOD

(i)	On January 8, 2015, the Group entered into a Sale and Purchase agreement with certain directors of a subsidiary to sell the investment property situated in Bandar Sri Permaisuri, for a total sales consideration of MYR2,500,000. On February 27, 2015, a portion of the proceeds from the sale was used to settle the remaining unpaid principal, accrued interest and prepayment charges of the term loan obtained from a local commercial bank in Malaysia amounting to MYR1,696,325.

(ii)	On January 19, 2015, Nganluong Joint Stock Company (“Nganluong”), a subsidiary of MOL AccessPortal Sdn. Bhd. (“MOLAP”) increased its paid-up capital to VND52,737,500,000 divided into 5,273,750 shares of VND10,000. MOLAP acquired further 2,596,875 shares with par value of VND10,000 for a total of VND25,968,750,000 (MYR4,934,063). The effective equity interest remain unchanged at 50.00%.

(iii)	On February 20, 2015, MOL Thailand, a company which is 86.73% owned by the Group, incorporated a 59.98% owned subsidiary in Thailand under the name of MOL Paying with an issued and paid-up ordinary share capital of THB1,000,000 (MYR119,300) comprising 10,000 shares of THB100 each.

(iv)	On March 11, 2015, MyCNX Holdings (M) Sdn. Bhd. (“MyCNX”), a company which is 100.00% owned by the Group, acquired the remaining 49.00% equity interest in Taiko Galaxy Sdn. Bhd. of 735,000 share capital for a nil consideration.

(v)	On March 18, 2015, a board resolution has been passed by the Company to suspend the “General Employees Share Option Plan” which was approved by the Board of Directors on September 18, 2014 with immediate effect. The suspension would indefinitely defer the communications of the share options grants to the employees. The plan will be re-considered through a review process taking into account the share prices and market condition which is uncertain at the present time. The fair value determined at the grant date of the equity-settled share-based payments will continue to be expensed on a straight-line basis over the vesting period, based on the Group’s estimate of equity instruments that will eventually vest, with a corresponding increase in equity.

In June 2015, the Directors resolved to cancel the share-based compensation awards. The decision was culminated by the unfavourable movement of the trading prices of the American Depositary Shares (“ADS”) and general market conditions. During the year ended December 31, 2015, the Company has recognized the entire unrecognized share-based compensation charge as an expense to profit or loss amounting to MYR85,818,430.

(vi)	On May 25, 2015, Klon Odeme ve lletisim Teknolojileri Anonim Şirketi (“PaybyMe”), a subsidiary of MOLAP increased its paid-up capital to TRY2,000,000 divided into 20,000 shares of TRY100. MOLAP has invested 9,945 shares with par value of TRY100 for a total amount of TRY994,500 (MYR1,462,711). The effective equity interest remain unchanged at 51.00%.

(vii)	On June 16, 2015, Rixty Brasil Intermediação e Agenciamento de Negócios Ltda, a wholly owned subsidiary of Rixty, Inc increased its paid-up capital to BRL229,907 divided into 229,907 shares of BRL1.00. Rixty, Inc acquired further 228,907 shares with par value of BRL1.00 for a total amount of BRL228,907 (MYR248,327). The effective equity interest remain unchanged at 100.00%.

(viii)	On August 17, 2015, MOL AccessPortal Pvt. Ltd (“MOL India”), a company which is 100.00% owned by the Group, has been deregistered pursuant to sub section (5) of section 560 of the Companies Act, 1956.

(ix)	On August 31, 2015, MOL Thailand entered into a Share Sales Agreement with MOLAP to sell the shares of Sept 3 Technology Sdn. Bhd. to MOLAP for a total consideration of MYR1.00.

(x)	On October 13, 2015, PaybyMe, a company which is 51.00% owned by the Group, incorporated a 90.00% owned subsidiary in United Arab Emirates under the name of PaybyMe FZ-LLC. MOLAP also directly owns 5.00% equity interest of the company. PaybyMe FZ-LLC is incorporated with an issued and paid-up ordinary share capital of AED60,000 (MYR70,173) comprising 60 shares of AED1,000 each.

(xi)	On October 14, 2015, MOL Payment Co. Ltd., a company which is 99.996% owned by MOL AccessPortal Co. Ltd. (“MOL Thailand”) increased its paid-up capital to THB2,000,000,000 divided into 2,000,000 shares of THB100. MOL Thailand had further acquired 1,950,000 shares with par value of THB100 for a total consideration of THB195,000,000 (MYR23,263,500), out of which THB48,750,000 (MYR5,815,875) has been paid and the remaining of the THB146,250,000 (MYR17,447,625) has subsequently been paid after year end, which is February 5, 2016. The direct equity interest increased to 99.999%.

(xii)	On December 31, 2015 the Group performed an impairment assessment exercise on goodwill. As a result of the impairment assessment, the following impairment loss was recognized for the goodwill of the following CGUs;

	Carrying value before impairment MYR	Impairment loss MYR	Carrying value after impairment MYR

Goodwill – Cash Generating Unit
GameSultan and PaytoGo(1)	45,183,982	(33,293,000)	11,890,982
MOL AccessPortal Pty. Ltd. (2) (Australia)	408,928	(408,928)	—
MyCNX Holdings (M) Sdn. Bhd. (3) (MyCNX)	4,893,192	(3,155,000)	1,738,192

	50,486,102	(36,856,928)	13,629,174

(1)	GameSultan and PaytoGo’s significant impairment arise due to the shift in the market dynamics of games-pin business and decline in the popularity of Joygame together with loss of exclusivity of certain global contents. In addition, GameSultan has also been adversely affected by the shift from PC games to mobile games impacting its revenue and gross margin.
(2)	MOL AccessPortal Pty. Ltd. (Australia) has been impaired as the business in Australia and New Zealand is growing at a slower rate in 2015 due to the maturity of the markets.
(3)	Impairment of MyCNX Holdings (M) Sdn. Bhd. is due to the rapid shift from PC to mobile games, delays in launching new mobile games, and the inherent competitive environment within the mobile games component leading to lower take rates and shorter life span relative to PC games.

(xiii)	As a result of continuous trading price below USD1, on April 13, 2016, the Company announced its intention to allow its American Depositary Shares (“ADSs”) to be delisted from the NASDAQ Global Select Market (“NASDAQ”) and voluntarily effect deregistration under the Securities Exchange Act of 1934, as amended.

Following delisting, the Company’s ADSs may be quoted on the Over-The-Counter (‘OTC’) Market Group’s OTC Pink marketplace, an electronic quotation service for over-the-counter securities.

Upon deregistration, the Company will no longer be subject to the requirements of the Exchange Act so long as the Company continues to have fewer than 300 holders of record.

(xiv)	In 2015, the Company has repurchased 1,500,000 shares of its ADS, for an aggregate gross value of USD2,752,500 (equivalent to MYR10,418,212) and are held in treasury.

48.	RESTATEMENT OF THE DECEMBER 31, 2014 FINANCIAL STATEMENTS

As disclosed in Note 37, MOLAP is required to recognize a gross obligation for the present value of the redemption amount of the Put Option because the Sellers have the right to require MOLAP to pay the counterparty cash or another financial asset in exchange for the Option Shares.

The total gross obligations and unwinding of discount and change in estimates on gross obligations that should be recognized in the consolidated financial statements of the Group as of and for the year ended December 31, 2014 was MYR37,300,351 and MYR3,154,269 respectively. Accordingly, a restatement has been made to the financial statements for the year ended December 31, 2014 and the following accounts have been restated:

	As previously reported	Restatement	As restated
	MYR	MYR	MYR
The Group

As of December 31, 2014
Statement of financial position:
Accumulated losses	(82,296,835)	(3,154,269)	(85,451,104)
Put option written on non-controlling interest	—	(32,944,082)	(32,944,082)
Derivative financial liability	1,202,000	(1,202,000)	—
Financial liability on in-substance forward	—	(37,300,351)	(37,300,351)

For the year ended December 31, 2014
Statement of profit or loss and other comprehensive income:
Finance costs	(5,987,252)	(3,154,269)	(9,141,521)
Loss for the year	(17,905,945)	(3,154,269)	(21,060,214)
Total comprehensive loss for the year	(7,191,266)	(3,154,269)	(10,345,535)
Loss per share – basic/diluted (sen)	(35.28)	(5.16)	(40.44)

Conforming changes in regard to above restatement adjustment have also been made on Notes 3, 4, 6, 17(b)(i) and 37.

49.	APPROVAL OF CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements were approved by the Board of Directors and authorized for issue on April 27, 2016.