Form 20-F
period 2015-12-31
MOL Global, Inc.
filed 2016-05-02
CIK 1604929

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT

Unless otherwise indicated or the context otherwise requires, references in this annual report to:

•	“7-Eleven Malaysia” are to 7-Eleven Malaysia Sdn. Bhd., which owns and operates or franchises to other operators all 7-Eleven convenience stores in Malaysia, a wholly-owned subsidiary of 7-Eleven Malaysia Holdings Berhad;

•	“ADSs” are to American depositary shares, each of which represents one ordinary share;

•	“BNM” are to Bank Negara Malaysia, the central bank of Malaysia;

•	“Game Sultan” are to our wholly-owned subsidiary, Sihirli Kule Bilgi Sistemleri Ltd., which operates the micropayment system Game Sultan, a product that is substantially similar to MOLPoints and is included in references to “MOLPoints” throughout this annual report;

•	“MDV” are to Malaysia Debt Ventures Berhad;

•	“MMOG.asia” are to our online games portal, which is operated by MyCNX Holdings (M) Sdn Bhd;

•	“MOL,” “we,” “us,” “our company” and “our” are to MOL Global, Inc. and its subsidiaries;

•	“MOL AccessPortal are to MOL AccessPortal Sdn. Bhd. (incorporated in Malaysia);

•	“MOL Ventures” are to MOL Ventures Pte. Ltd. (previously known as MOL Global Pte. Ltd.);

•	“MOLPay” are to our payments solution for online merchants, which is operated in Malaysia and Indonesia by our 51%-owned subsidiary, MOLPay Sdn. Bhd., and our Nganluong payments solution for online merchants in Vietnam, which is operated by our 50%-owned subsidiary Nganluong Joint Stock Company; and

•	“MOLPoints” are to our MOLPoints micropayments system, our Game Sultan micropayments system for the Turkish market and our EasyTOPUP micropayments system for the Thai market, and the payments credits issued through each of our micropayment systems;

Certain of our subsidiaries are referred to in this annual report using the conventions set forth in the table under Item 4.C. “Information on the Company – Organizational Structure – Corporate Structure”.

All references in this annual report to

•	“Malaysian Ringgit” or “MYR” are to Ringgit Malaysia, the lawful currency of Malaysia;

•	“Rp.” are to Indonesian Rupiah, the lawful currency of Indonesia

•	“S$” are to Singapore dollars, the lawful currency of Singapore;

•	“THB” are to Thai Bhat, the lawful currency of Thailand; and

•	“U.S. dollar” or “$” or “US$” are to United States dollars, the lawful currency of the United States;

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

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in Item 3.D. “Key Information—Risk Factors” Item 4. “Information on the Company”, and Item 5. “Operating and Financial Review and Prospects” and other sections in this annual report. You should thoroughly read this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

PART I

ITEM 1.	Identity of Directors, Senior Management and Advisers.

Not applicable.

ITEM 2.	Offer Statistics and Expected Timetable.

Not applicable.

ITEM 3.	Key Information.

A.	Selected financial data.

The following table presents the selected consolidated financial information of our company. Our summary consolidated statements of profit or loss data for the years ended December 31, 2013, 2014 and 2015, summary consolidated statements of financial position data as of December 31, 2013, 2014 and 2015 and summary consolidated statements of cash flow data presented below for the years ended December 31, 2013, 2014 and 2015 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our summary consolidated statements of profit or loss data for the year ended December 31, 2011 and 2012, summary consolidated statements of financial position data as of December 31, 2011 and 2012 and summary consolidated statements of cash flow data presented below for the year ended December 31, 2011 and 2012 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our selected consolidated financial data also includes adjusted EBITDA, which is a non-IFRS measure that is not required by, or presented in accordance with, IFRS, but is included because we believe it is indicative of our operating performance and used by investors and analysts to evaluate companies in our industry. Our historical results are not necessarily indicative of results expected for future periods.

You should read the summary consolidated financial information in conjunction with our consolidated financial statements and related notes and Item 5. “Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for future periods.

	For the year ended December 31,
	2011	2012	2013		2014		2015
					(Restated) (5)
	(MYR in millions, except per share data)

Summary Consolidated Statements of Profit or Loss Data
Revenue	63.2	95.6	171.5	(1)	202.7		248.5
Direct cost and other ancillary expenses	(32.0)	(48.2)	(70.0	)(1)	(94.4)		(141.0)
Employee expenses	(10.2)	(16.5)	(31.0)		(52.2	)(3)	(135.1	) (3)
Depreciation and amortization expenses	(3.6)	(6.9)	(20.6)		(24.4)		(28.0)
Marketing, advertising and promotion expenses	(1.2)	(1.8)	(8.3)		(6.1)		(8.0)
Communication and travelling expenses	(2.4)	(3.0)	(5.7)		(7.9)		(8.4)
Office related expenses	(1.9)	(2.4)	(3.9)		(4.3)		(5.7)
Other operating expenses	(2.8)	(3.8)	(6.7)		(32.2)		(66.5	)(4)
Other operating income	—	—	—		—		6.9

Profit/(Loss) from operations	9.1	12.9	25.4		(18.8)		(137.3)
Other income	3.0	0.9	2.5		7.6		12.0
Non-operating expenses	—	(1.6)	(3.0)		—		—

Finance costs	(2.7)	(2.9)	(5.1)		(9.2)		(11.1)
Share of results of associates	1.0	(0.0)	(0.0)		(0.1)		(0.0)

Profit/(Loss) before tax	10.4	9.4	19.8		(20.5)		(136.4)
Income tax expense	(2.2)	(3.4)	(1.2)		(0.6)		(2.5)

Profit/(Loss) for the year	8.2	6.0	18.7		(21.1)		(138.9)

Profit/(Loss) for the year attributable to owners of the company	8.2	4.7	12.0		(24.8)		(140.5)
Profit/(Loss) for the year attributable to non-controlling interests	(0.1)	1.3	6.7		3.7		1.6

Earnings/(Loss) per share
Basic (sen)(2)	13.97	8.01	20.39		(40.44)		(214.58)
Diluted (sen)(2)	13.97	8.01	20.39		(40.44)		(214.58)

Note:

(1)	As disclosed in our interim reports on Form 6-K (File No. 001-36637) furnished to the SEC on December 2, 2014 and April 30, 2015, as a result of certain accounting errors in connection with the financial results of Nganluong, our subsidiary in Vietnam which we acquired in March 2013, our revenue and direct cost and other ancillary expenses for 2013 are each overstated by MYR4.3 million, with no other line items being affected. However, we have determined not to restate our financial statements for 2013 because the adjustments are not material to our consolidated financial statements as a whole. See Item 3.D. “Key Information – Risk Factors – Risks Relating to Our Business – Certain errors were identified in our consolidated statements of profit or loss and other comprehensive income for three month periods ended March 31, 2013, June 30, 2013, September 30, 2013, December 31, 2013, March 31, 2014, June 30, 2014 and September 30, 2014, the six month periods ended June 30, 2013 and 2014, and the year ended December 31, 2013”.
(2)	Sen is a unit of Malaysian currency. One hundred sen equal one Malaysian Ringgit.
(3)	Included in employee expenses for the year ended December 31, 2014 and 2015 is the non-cash expenses of share based compensation awards. In June 2015, the board of directors resolved to cancel the share based compensation awards and to terminate all outstanding employee share options. The vesting and termination expenses of the share based compensation recognized in profit and loss amounted to MYR15.7 million in 2014 and MYR85.8 million in 2015.
(4)	Included in other operating expenses is the non-cash charges of the impairment loss on goodwill and intangible assets of MYR38.4 million for the year ended December 31, 2015.
(5)	As disclosed in our interim reports on Form 6-K (File No. 001-36637) furnished to the SEC on May 2, 2016, to correct our accounting for certain transaction entered into in connection with our acquisition of PayByMe in respect to Derivatives Granted to Holders of the Non-controlling Interest of PayByMe.

	As of December 31,
	2011	2012	2013	2014	2015
				(Restated)
	(MYR in millions)

Summary Consolidated Statements of Financial Position Data
Cash and cash equivalents	5.4	32.1	49.7	150.6	94.1
Total current assets	60.3	97.4	127.0	293.2	340.6
Intangible assets	21.1	62.4	138.9	164.4	114.2
Total assets	92.1	174.3	282.9	481.4	477.8
Total current liabilities	70.8	124.5	204.7	177.7	252.1
Total liabilities	71.1	134.5	217.9	228.4	287.9

	For the year ended December 31,
	2011	2012	2013	2014	2015
	(MYR in millions)
Summary Consolidated Statements of Cash Flows Data
Net cash from/(used in) operating activities	(3.3)	23.9	54.0	20.8	4.6
Net cash used in investing activities	(12.5)	(3.3)	(60.6)	(59.5)	(19.0)
Net cash from/(used in) financing activities	18.0	6.3	27.3	133.4	(51.5)
Net increase/(decrease) in cash and cash equivalents	2.1	27.0	20.7	94.7	(65.9)
Cash and cash equivalents at beginning of year	3.2	5.4	32.1	49.7	150.6
Effect on exchange rate changes	0.1	(0.3)	(3.0)	6.1	9.4
Cash and cash equivalents at end of year	5.4	32.1	49.7	150.6	94.1

	For the year ended December 31,
	2011	2012	2013	2014	2015
Summary Operating Data
Volume (MYR in millions)
MOLPoints(1)	175.3	371.8	589.3	715.6	792.2
MOLReloads(2)	923.6	1,063.5	1,214.0	1,368.6	1,614.8
MOLPay(3)	18.0	68.1	144.3	354.5	651.6
MMOG.asia(4)(5)	29.1	27.4	32.2	21.8	14.9

MOLPoints active registered paying users(6) (number)	312,596	383,766	1,007,344	1,035,233	920,998
MOLPoints transactions (number)	6,198,339	10,905,409	20,843,529	28,097,949	42,120,771

MOLReloads active retailers(7) (number)	40,076	32,239	37,204	38,795	36,719
MOLPay online merchants (number)	916	1,205	3,455	3,805	4,508
MMOG.asia active paying users(4)(8) (number)	116,120	107,264	110,826	56,865	43,279
MMOG.asia AVPPU(4)(9) (MYR)	250.5	255.0	290.9	383.6	344.2

Notes:

(1)	MOLPoints volume is the total retail value of content purchased through redemption of vouchers for games and other digital content provided by content providers using MOLPoints during the period. Volume comprises (i) volume from registered consumer members, which is the total volume of content purchased through redemptions of MOLPoints in registered MOLPoints accounts during a period; (ii) consumer direct purchase volume, which is the total volume of content purchased by end-users through redemptions of MOLPoints directly from content providers during a period without creating a registered MOLPoints account; and (iii) direct channel volume, which is the total volume of content purchased through redemptions of MOLPoints during a period by cybercafés and distributors that redeem MOLPoints for digital content that the cybercafés and distributors sell to end-users. MOLPoints volume tends to be significantly greater than MOLPoints revenue, which excludes amounts that we pay to digital content providers pursuant to our revenue sharing arrangements.
(2)	MOLReloads volume is the total retail value of pre-paid mobile airtime distributed by MOLReloads during a period. MOLReloads volume tends to be significantly greater than MOLReloads revenue, which excludes amounts that we pay to mobile airtime providers pursuant to our revenue sharing arrangements.
(3)	MOLPay volume is the total value of payments processed by MOLPay during a period. MOLPay volume tends to be significantly greater than MOLPay revenue, which excludes amounts paid to financial institutions.
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

We present adjusted EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by the non-cash write-down resulting from our acquisition of subsidiaries and intangible assets (affecting relative impairment of goodwill and intangible assets), age and book depreciation of fixed and intangible assets (affecting relative depreciation and amortization expenses), changes in foreign exchange rates that impact financial assets and liabilities denominated in currencies other than our functional currency (affecting unrealized gain/(loss) on foreign exchange and realized gain/(loss) on foreign exchange), variations in capital structures (affecting interest income and interest expenses), share of results of associates, loss on disposal and write-down of property, plant and equipment, acquisition related costs, and tax positions (affecting income tax expenses) (such as the impact on periods or companies of changes in effective tax rates), IPO expenses and class action legal fees which are non-recurring. In addition, adjusted EBITDA excludes reversal for impairment on inventories and trade receivables, inventory and intangible assets written off and the non-cash impact employee share based compensation, changes in the fair value of derivative and changes in the measurement of the gross obligation due to the unwinding of the discount and change in the estimates, that, in each case, we do not believe reflect the underlying performance of our business. Some limitations of adjusted EBITDA are that: (i) adjusted EBITDA does not reflect income tax payments that may represent a reduction in cash available to us; (ii) adjusted EBITDA does not include other income, other expense and foreign exchange gains and losses; and (iii) adjusted EBITDA excludes depreciation and amortization and although these are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future.

Some limitations of adjusted EBITDA are that:

•	adjusted EBITDA does not reflect income tax payments that may represent a reduction in cash available to us; and

•	adjusted EBITDA does not include other income, other expense and foreign exchange gains and losses.

The following table reconciles adjusted EBITDA to profit/(loss) for the year.

	For the year ended December 31,
	2011	2012	2013	2014	2015
				(Restated)
	(MYR in millions)
Profit/(Loss) for the year	8.2	6.0	18.7	(21.1)	(138.9)
Plus:
Total depreciation and amortization	3.6	6.9	20.6	24.4	28.0
Impairment loss on goodwill	—	—	—	—	36.9
Impairment loss on intangible assets	—	—	—	—	1.5
Reversal for impairment on trade receivables	—	—	—	(0.1)	—
Reversal for impairment on inventories	—	—	—	(0.0)	—
Share of results of associates	(1.0)	0.0	0.0	0.1	0.0
Unrealized (gain)/loss on foreign exchange	—	—	(0.4)	3.4	(12.1)
Realized (gain)/loss on foreign exchange	(0.8)	(0.7)	0.2	0.6	(1.2)
Derivative fair value adjustment	—	—	3.0	(3.7)	—
Gain on disposal of property, plant and equipment	—	—	—	—	(0.0)
Gain on disposal of investment property	—	—	—	—	(0.1)
Interest income	(0.0)	(0.4)	(0.8)	(1.5)	(2.2)
Interest expense	2.7	2.9	5.1	6.0	2.2
Income tax expense	2.2	3.4	1.2	0.6	2.4
Intangible assets written off	—	—	0.1	0.1	0.8
Development expenditure written off	—	—	—	0.2	—
Property, plant and equipment written off	—	—	—	0.0	0.2
Effect of remeasurement of equity interest in associates	—	1.6	—	—	—
Share based compensation expenses	—	—	—	15.7	85.8
Acquisition related costs	—	—	—	1.1	—
IPO expenses	—	—	—	13.6	—
Class action legal fees	—	—	—	—	2.5
Unwinding of discount and change in estimates of gross obligations	—	—	—	3.2	9.0
Adjusted EBITDA	14.9	19.7	47.7	42.6	14.8

EXCHANGE RATE INFORMATION

A substantial portion of our operations are conducted in Malaysia, a significant amount of our revenues are denominated in MYR and our consolidated financial statements are presented in MYR. This annual report contains translations of MYR amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from MYR to U.S. dollars and from U.S. dollars to MYR in this annual report were made at a rate of MYR4.2900 to $1.00, the noon buying rate in The City of New York for cable transfers of MYR as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2015. We make no representation that any MYR or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or MYR, as the case may be, at any particular rate, at the rates stated below, or at all. The Malaysian government imposes control over its foreign currency reserves in part through direct regulation of the conversion of MYR into foreign exchange and through restrictions on foreign trade. On April 22, 2016, the noon buying rate was MYR3.8960 to $1.00.

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

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(MYR per U.S. Dollar)

2011	3.1690	3.0558	2.9370	3.2090
2012	3.0570	3.0751	2.9940	3.1980
2013	3.2770	3.1686	2.9620	3.3330
2014	3.4950	3.2800	3.1465	3.4970
2015	4.2900	3.9041	3.5150	4.4560
October	4.2920	4.2557	4.1200	4.4100
November	4.2420	4.3131	4.2120	4.3981
December	4.2900	4.2791	4.2120	4.3240
2016
January	4.1500	4.3388	4.1500	4.4090
February	4.2000	4.1780	4.1180	4.2190
March	3.9000	4.0644	3.9000	4.1650
April (through April 22, 2016)	3.8960	3.9025	3.8620	3.9250

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

We face competition from other payments system operators as well as banks, telecommunications operators and other companies in each of our product lines and in each of the countries in which we operate. MOLPoints competes primarily with game operators, online retailers of digital content, global micropayment providers and aggregators, and local micropayment providers on the basis of its ability to attract and retain online game players and other consumers, which in turn depends on MOLPoints’ ability to attract content providers and distribution channels. More recently in 2015, we have observed a trend of game publishers or merchants working directly with telecom companies to distribute digital goods such as in-game content. Additionally, our revenue take rates and profit margin continue to be under pressure from major game publishers and merchants. MOLReloads competes primarily with online and offline sellers of mobile airtime and operators of payment terminal networks on the basis of transaction processing speed, convenience, coverage, network size, accessibility, availability, reliability, price and after-sales service. MOLPay competes primarily with retail banks, non-traditional payment services providers (such as retailers), electronic payment system operators as well as other companies that provide various forms of payment services, primarily on the basis of transaction processing speed, convenience, network size, accessibility, reliability and price. MOLWallet is expected to compete with online and mobile payment service providers and other e-wallet providers, primarily on the basis of transaction processing speed, convenience, network size, accessibility, reliability and price. Certain of the financial institutions we use for clearing and settlement services are also our competitors and provide payment processing services to online merchants. In addition, in recent years, many of our competitors have substantially expanded their online payment services capabilities.

MMOG.asia, our online games portal, competes with game operators and other providers of leisure activities, primarily on the basis of the quality and features of its online games, its operational infrastructure and expertise, the strength of its product management approach, and the services offered to enhance game players’ experience.

The increasing shift from PC games to mobile games driven by the rapid growth of smartphones have created a new layer of competition. This has had an impact on our MMOG.asia and MOLPoints segments, especially in 2015. Moreover, the competition for the mobile games content space is more intensed relative to PC games content as mobile games content typically has a shorter life span than PC games content. Therefore, most mobile games content providers offer lower revenue take rate.

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

We depend on our relationships with certain physical distribution partners, each of which has distributed our products that accounted for a substantial proportion of our revenues in recent years. If we are unable to secure long—term relationship with any of our distribution partner, our performance will be adversely affected. For 2013, 2014 and 2015, we derived 23.8%, 22.8% and 19.1%, respectively, of our revenue from the distribution of products at 7-Eleven Malaysia’s convenience stores, which represented 51.4%, 52.5% and 57.0% respectively, of our revenue for Malaysia. For 2013, 2014 and 2015, we derived 78.3%, 69.5% and 53.9% respectively, of our revenue in Thailand from sales through Advance Mpay Co. Ltd., or Advance MPay. The decrease in percentage of our revenue attributable to 7-Eleven Malaysia and Advance MPay is due to our more diverse distribution partnerships.

We have a long term contract with 7-Eleven Malaysia for the placement of MOLReloads terminals, which expires in 2024. Pursuant to this contract, we are 7-Eleven Malaysia’s exclusive provider of mobile airtime and online game credits. We and 7-Eleven Malaysia are currently ultimately controlled by our major shareholder. We also have a payment service agreement with Advance MPay, pursuant to which Advance MPay distributes MOLPoints and MOLReloads in Thailand in exchange for a volume-based service fee. The agreement expires in December 2015, subject to an automatic one-year extension if not terminated earlier. Either party may terminate the agreement at any time upon 30 days’ written notice.

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

As of December 31, 2015, MOLPoints can be used to purchase game credits and other digital content, including thousands of online games, provided by more than 800 content providers. We have relationships with global game operators such as Wargaming, global games platforms such as Facebook, regional platform operators such as Garena in Southeast Asia and Taiwan, and regional content providers such as Asiasoft, and we continually seek to enter into new relationships to broaden our content offering. We are dependent on the adoption of MOLPoints by new content providers, in particular major social media and gaming platforms, in order to grow our business and attract new customers. If we are unable to continue to add popular content providers to our platform whether due to delays in the deployment of global and regional content or otherwise, or if our existing relationships with content providers deteriorate, the attractiveness of MOLPoints to consumers may suffer. In addition to third party content, games operated by MMOG.asia, our games portal, also accepts MOLPoints. For 2013, 2014 and 2015, we derived 2.8%, 1.4% and 0.7% respectively, of our revenue from Boomz (DDT), a game that is operated by MMOG.asia, and there can be no assurance that the success of Boomz (DDT) will continue, or that our other games will be commercially successful. Furthermore, a substantial portion of the content for which MOLPoints are accepted is hosted on third party gaming platforms. There can be no assurance that such content will not be removed from such platforms for any reason, including due to actions by content providers and merchants which are not within our control. Any of the foregoing could have an adverse effect on our business, financial condition and results of operations. In addition, we are dependent on, and our results of operations may be significantly affected by, our relationships with digital content providers with respect to our MOLPoints business and telecommunications service providers with respect to our MOLReloads business. Furthermore, we enter into purchase or fulfillment arrangements based on the preferences or requirements of our counterparties, which affects our margins, capital outlay and inventory risk. If the telecommunications service providers or digital content providers with which we do business change the terms of their arrangements with us in a manner adverse to us, our business, financial condition and results of operations could be adversely effected. See Item 3.D. “Key Information – Risk Factors – Our mobile carrier billing business exposes us to certain risks.”

We receive certain support from our major shareholder and companies controlled by our major shareholder and our major shareholder and our founder and former Director and Executive Chairman have investments in businesses that may compete with our operations or otherwise result in conflicts of interest.

We have received in the past and expect to continue to receive support from our major shareholder and companies controlled by our major shareholder. For example, our major shareholder has granted advances to us on an interest-free basis, in connection with certain of our acquisitions. These amounts are repayable on demand. Our major shareholder and related parties have also provided guarantees for certain bank loans and other arrangements that we have entered into. Furthermore, an entity controlled by our major shareholder provides corporate secretarial services to us free of charge. Our principal executive offices in Kuala Lumpur are rented at prevailing market rates from an entity controlled by our major shareholder. See “Related Party Transactions” for descriptions of certain of these arrangements. The loss of support from our major shareholder or the companies controlled by our major shareholder could have an adverse impact on our business. For example, our major shareholder and related parties may no longer provide us with interest free loans or guarantees for financing, which could increase our costs and make it more difficult for us to obtain financing in the future. We may also need to replace such financing and guarantees provided by our major shareholder and related parties, which may not be available or may be on less favorable terms. Our major shareholder, Tan Sri Dato’ Seri Vincent Tan, and entities owned by our major shareholder, and our founder and former Director and Executive Chairman, Ganesh Kumar Bangah, have investments in businesses that operate in a wide variety of industries, some of which may compete with our operations or otherwise result in conflicts of interest. For example, Cyberventures Sdn. Bhd., or Cyberventures, which is owned 80% by our major shareholder and 20% by our founder and former Director and Executive Chairman, owns 51% of Sea Gamer Mall Sdn. Bhd., or Sea Gamer. Sea Gamer sells online game credits and secondary market items for online games, and we have a reseller arrangement with, and provide collection services for, Sea Gamer. See Item 7.B. “Major Shareholders and Related Party Transactions –Related Party Transactions”. There can be no assurance that our major shareholder, and entities owned by him and our founder and former Director and Executive Chairman, will not act, or cause us or other entities controlled by him to take action, in a manner that adversely impacts your interests as a holder of ADSs. The foregoing could have an adverse effect on our business, financial condition and results of operations.

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

MMOG.asia’s business has suffered as a result of the rapid and substantial migration of games players from online games to mobile games. MMOG.asia’s active paying users for 2015 were almost 24% lower compared with 2014 and MMOG.asia’s active paying users for 2014 were almost 50% lower compared with 2013 While MMOG.asia plans to launch new mobile games there can be no assurance that these games will be launched in the near future or at all or that they will be successful.

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

MOLPoints, MOLReloads, and MOLPay connect our user community with content providers, telecommunications service providers and online merchants, respectively, primarily in emerging markets. Many of our users do not readily have access to credit card, debit card or bank transfer services, or may be unwilling to use credit cards for electronic transactions over the internet, and require alternative methods for payment for online products and services. Our physical distribution network, which includes convenience stores, cybercafés, bookstores and other retail stores, provide access to e-commerce for such users by facilitating cash payments. In 2015, cash payments accounted for 69.5% of transactions conducted by our user community on our platform. While we currently accept credit cards and online banking as a means of payment by consumers, we do not accept, and we do not presently have plans to accept, any unregulated digital currency as a means of payment. At this time when digital currencies remain unregulated and at an early stage of adoption, we consider digital currencies to be neither a form of competition nor an area for operational growth or diversity. If digital currencies were to become more widely adopted and regulated we may experience competition from platforms and business that conduct business using such currencies. Further to this, we may consider entering into arrangements with a digital currency operator if the digital currency was regulated, in which case it is possible that we could enter into arrangements for MOLPoints to be used as a funding mechanism for a regulated digital currency, or to accept a regulated digital currency as a means of payment for MOLPoints. While such arrangements could potentially make our broad content offering and extensive distribution network available to a regulated digital currency, we would consider such arrangements only if the currency was regulated and only after evaluating the associated risks, such as the risk of abuse of MOLPoints and any reputational concerns. A significant increase in the availability, acceptance and use of credit card, debit card, bank transfer services or digital currencies for online payments by consumers in the markets in which we operate could adversely affect the growth of our business, our financial condition and results of operations.

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

In connection with the audit of our consolidated financial statements for the year ended December 31, 2015, one material weakness was identified in our internal control over financial reporting, which relates to the company’s lack of technical financial reporting expertise to appropriately report complex transactions under IFRS and which resulted in restatements in our consolidated financial results for various periods to correct our accounting for certain transactions, as disclosed in our interim report on Form 6-K (File No. 36637) furnished to the SEC on May 2, 2016. See Item 3.D. “Key Information – Risk Factors – Risks Relating to Our Business - Certain errors were identified in our consolidated statements of financial position and our consolidated statements of profit or loss and other comprehensive income as of and for the three month periods ended December 31, 2014, March 31, 2015, June 30, 2015, September 30, 2015, December 31, 2015, the six month period ended June 30, 2015, the nine month period ended September 30, 2015 and the year ended December 31, 2014” and “Key Information – Risk Factors – Risks Relating to Our Business – Certain errors were identified in our consolidated statements of profit or loss and other comprehensive income for three month periods ended March 31, 2013, June 30, 2013, September 30, 2013, December 31, 2013, March 31, 2014, June 30, 2014 and September 30, 2014, the six month periods ended June 30, 2013 and 2014, and the year ended December 31, 2013.”

Firstly, with respect to PayByMe, we have restated our consolidated financial results for the three month periods ended September 30, 2014, December 31, 2014, March 31, 2015, June 30, 2015, September 30, 2015, December 31, 2015, the six month period ended June 30, 2015, the nine month periods ended September 30, 2014 and 2015 and the year ended December 31, 2014 to correct our accounting for certain transactions entered into in connection with our acquisition of PayByMe. In particular, the restatements relate to put options granted to the holder of the non-controlling interest of PayByMe and our accounting for foreign currency gains/(losses) attributable to non-operating transactions in connection with a bank guarantee that we secured for the benefit of the holders of the non-controlling interest of PayByMe. A review of the application of IFRS to the put option (the “Put Options”) granted by MOL AccessPortal, in connection with the acquisition by MOL AccessPortal of a 51% equity interest in PayByMe resulted in a restatement of previous accounting. In September 2014, we acquired a 51% equity interest in PayByMe and in connection with the acquisition, MOL AccessPortal granted the Put Options to the holders of the non-controlling interest of PayByMe, pursuant to which the holders of the non-controlling interest have the contractual right to require MOL AccessPortal to subscribe for shares representing the remaining 49% equity interest in PayBeMe that MOL AccessPortal does not already own (the “Option Shares”) in tranches during specified periods. These options are disclosed in note 17(b)(i) (Acquisition of Klon Ödeme ve Iletisim Teknolojileri Anonim Şirketi ("PayByMe")) and 36(ii) (Derivative Financial Liabilities) to our consolidated financial statements as of and for the year ended December 31, 2014. Upon reviewing the application of IFRS, we noted that we are required to recognize a gross obligation for the present value of the redemption amount of the Put Options because the holders of the non-controlling interest have the right to require MOL AccessPortal to pay cash or another financial asset in exchange for the Option Shares. The gross obligation must be recognized at an amount equal to the present value of the estimated amounts that could be required to be paid to the holders of the non-controlling interest in accordance with the shareholders agreement between MOL AccessPortal and the holders of the non-controlling interest and are subject to re-measurement at the end of each reporting period. Changes in the measurement of the gross obligation due to the unwinding of the discount or changes in the estimated amounts that the acquirer could be required to pay are recognized in profit or loss at the end of each reporting period. As a result, we restated our put option written on non-controlling interest on our consolidated statements of financial position as of September 30, 2014 and 2015, December 31, 2014 and 2015, March 31, 2015, and June 30, 2015. In addition, the gross obligation on in-substance forward recognized in connection with these options gives rise to a loss on re-measurement of gross obligation to be reported as “finance costs” on our consolidated statements of profit or loss and other comprehensive income for the three and nine month periods ended September 30, 2014 and 2015, the three month periods ended December 31, 2014 and 2015, the three month period ended March 31, 2015, the three and six month periods ended June 30, 2015 and the year ended December 31, 2014. None of the fair value adjustments and corresponding re-measurements have any impact on our operating cash flows during the relevant periods. The gain/(loss) on re-measurement of gross obligation that should be recognized in our consolidated statements of profit or loss for the three month periods ended March 31, 2015, June 30, 2015, September 30, 2015, December 31, 2015 was MYR0.4 million, MYR (4.2) million, MYR (2.9) million and MYR (2.3) million respectively. For the six month period ended June 30, 2015 and the nine month period ended September 30, 2015, the loss on re-measurement of gross obligation was MYR(3.7) million and MYR(6.7) million, repsectively. For the three month period and year ended December 31, 2014, the loss on re-measurement of gross obligation was MYR (3.2) million. Accordingly, a restatement has been made to the consolidated financial statements as of and for the three month periods ended September 30, 2014, December 31, 2014, March 31, 2015, June 30, 2015, September 30, 2015, December 31, 2015, the six month period ended June 30, 2015, the nine month period ended September 30, 2014 and 2015 and the year ended December 31, 2014.

Secondly, as required under the terms of our acquisition of PayByMe, we secured a bank guarantee for the benefit of the holders of the non-controlling interest of PayByMe in December 2014. These funds were originally treated as working capital. However, having reviewed the nature of the transactions in connection with the bank guarantee, we have determined that these transactions are non-operating in nature. Accordingly, all foreign exchange gains or losses should be recognized as either “other income” if they relate to foreign currency exchange gains and “non-operating expenses” if they relate to foreign currency exchange losses. As a result of the above and in an effort to better reflect the nature of the foreign currency transactions during the year, we determined to restate our foreign exchange transactions according to the nature of the transactions in particular whether or not they are deemed attributable to operations. Foreign exchange gain/(loss) attributable to non-operating transactions of MYR1.7 million, MYR(0.2) million and MYR6.0 million was included in “other operating expenses” in our condensed interim consolidated statements of profit or loss for the three month periods ended March 31, 2015, June 30, 2015 and September 30, 2015, respectively, and MYR1.6 million and MYR7.6 million was included in “other operating expenses” in our condensed interim consolidated statements of profit or loss for the six month period ended June 30, 2015 and the nine month period ended September 30, 2015, respectively. In our restated condensed interim consolidated statements of profit or loss for the three month period ended March 31, 2015, the three and six month periods ended June 30, 2015 and the three and nine month periods ended September 30, 2015, these amounts are reclassified as “other income” to the extent that they relate to foreign exchange currency gains and “non-operating expenses” to the extent that they relate to foreign currency exchange losses, in each case reported below the line of “loss from operations”.

In addition, the Company has identified significant deficiencies in its internal control over financial reporting as of December 31, 2015. These significant deficiencies are identified at the individual reporting entities as compared to an overall assessment for the Company due to the specific nature of the business segment that these entities operate in. These control deficiencies are isolated at the respective entities but are not common control deficiencies shared by other entities of the company. Significant deficiencies were identified in our internal control over financial reporting at PayByMe, Nganluong and Easy2Pay.

PayByMe is part of the MOLPoints business segment. In 2014, material weaknesses were identified in PayByMe in respect of lack of documentation and review of journal entries and weaknesses in the reconciliation and confirmation process, which in 2015 have been reassessed as a significant deficiency, due to the implementation of certain compensating controls during 2015. In connection with lack of review of journal entries, we intend to further strengthen our review process to ensure that the journals being prepared are properly verified and approved before being included in the financial statements of PayByMe. In connection with the reconciliation of collection and confirmation process, during 2016 we implemented various processes to ensure that reconciliation is done for collection on a timely basis. We are also reviewing the need to carry out more regular confirmation and plan to implement corrective measures to strengthen the internal control procedures.

With respect to Nganluong, which is part of the MOLPay business segment, significant deficiencies were identified relating to the lack of internal controls over reconciliation namely, revenue recognized on transaction fees and the corresponding other payable account that were unutilized or undrawn from user e-wallet balance, the timeliness of the reconciliation of other payable account of unutilized or undrawn user e-wallet credit as per the general ledger against the e-wallet balances generated from Nganluong’s operating system and for intercompany balances. In addition, there were no confirmations or statement of accounts sent to Nganluong’s e-wallet users, subsidiary ledger was not maintained to record the detail movement of transactions by each user and incomplete documentation retained for control procedures. In terms of General Information Technology Control, there was absence of key program change controls or password setting to Nganluong’s system, no proper documentation on the program changes and lack of segregation of duties between personnel performing development work and personnel implementing changes to the production environment and weaknesses in audit logging and review practices for the Nganluong databases.

With respect to Easy2Pay, which is part of the MOLPoints business segment, significant deficiencies were identified in relation to the weaknesses surrounding Easy2Pay’s General Information Technology Control such as the absence of formalized policies and procedures for the data center and network operations, access security, program change and system software acquisition, development and maintenance. It was also noted that there were absence of documentation in IT helpdesk incident management, no periodic testing for ongoing readability of the backup data stored on a replication server, absence of document approvals for user ID administration activities, absence of periodic access rights review and user ID housekeeping, absence of proper documentation for system software and program change management, multiple IT staff performing the role of system administrator and system developer, audit logs were not enabled for the Customer Management System (CMS) application and operating system hosting the CMS application and audit logs enabled for CMS database were not periodically reviewed for exceptions.

The Company intends to strengthen its reporting team by increasing the staff resource and hiring finance staff from established accounting firms to strengthen internal controls over financial reporting. In addition, the Internal Audit function has also been strengthened to provide additional supervisory and assurance on financial reporting. The company is also reviewing the feasibility of engaging an independent accounting practice to provide consultancy guidance on such complex transactions.

We can give no assurance that our planned remediation will be properly implemented or will be sufficient to eliminate such material weaknesses and significant deficiencies or that additional material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Our failure to implement and maintain effective internal controls over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information.

Our Chief Executive Officer and Group Chief Financial Officer concluded that our disclosure controls and procedures as of December 31, 2015 was not effective as a result of the material weaknesses and significant deficiencies in our internal control over financial reporting.

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

Certain errors were identified in our consolidated statements of financial position and our consolidated statements of profit or loss and other comprehensive income as of and for the three month periods ended December 31, 2014, March 31, 2015, June 30, 2015, September 30, 2015, December 31, 2015, the six month period ended June 30, 2015, the nine month period ended September 30, 2015 and the year ended December 31, 2014.

As disclosed in our interim report on Form 6-K (File No. 36637) furnished to the SEC on May 2, 2016, we have restated our consolidated financial results for the three month periods ended September 30, 2014, December 31, 2014, March 31, 2015, June 30, 2015, September 30, 2015, December 31, 2015, the six month period ended June 30, 2015, the nine month periods ended September 30, 2014 and 2015 and the years ended December 31, 2014 to correct our accounting for certain transactions entered into in connection with our acquisition of PayByMe. In particular, the restatements related to the put option granted to the holder of the non-controlling interest of PayByMe and our accounting for foreign currency gains/(losses) attributable to non-operating transactions in connection with a bank guarantee that we secured for the benefit of the holders of the non-controlling interest of PayByMe.

A review of the application of IFRS to put options granted by MOL AccessPortal (the “Put Options”), in connection with the acquisition by MOL AccessPortal of a 51% equity interest in PayByMe resulted in a restatement of previously issued financial statements for the year ended December 31, 2014. In September 2014, we acquired a 51% equity interest in PayByMe and in connection with the acquisition, MOL AccessPortal granted the Put Option to the holders of the non-controlling interest of PayByMe, pursuant to which the holders of the non-controlling interest have the contractual right to require MOL AccessPortal to subscribe for shares representing the remaining 49% equity interest in PayByMe that MOL AccessPortal does not already own (the “Option Shares”) in tranches during specified periods. These options are disclosed in note 17(b)(i) (Acquisition of Klon Ödeme ve Iletisim Teknolojileri Anonim Şirketi (“PayByMe”)) and 36(ii) (Derivative Financial Liabilities) to our consolidated financial statements. Upon reviewing the application of IFRS, we noted that we are required to recognize a gross obligation for the present value of the redemption amount of the Put Option because the holders of the non-controlling interest have the right to require MOL AccessPortal to pay cash or another financial asset in exchange for the Option Shares. The gross obligation must be recognized at an amount equal to the present value of the estimated amounts that could be required to be paid to the holders of the non-controlling interest in accordance with the shareholders agreement between MOL AccessPortal and the holders of the non-controlling interest and are subject to re-measurement at the end of each reporting period. Changes in the measurement of the gross obligation due to the unwinding of the discount or changes in the estimated amounts that the acquirer could be required to pay are recognized in profit or loss at the end of each reporting period. As a result, we restated our put option written on non-controlling interest on our consolidated statements of financial position as of September 30, 2014, December 31, 2014, March 31, 2015, June 30, 2015, September 30, 2015, and December 31, 2015. In addition, the gross obligation on in-substance forward recognized in connection with these options gives rise to a loss on re-measurement of gross obligation to be reported as “finance costs”, on our consolidated statements of profit or loss and other comprehensive income for the three and nine month periods ended September 30, 2014 and 2015, the three month periods ended December 31, 2014 and 2015, the three month period ended March 31, 2015, the three and six month periods ended June 30, 2015 and the year ended December 31, 2014. None of the fair value adjustments and corresponding re-measurements have any impact on our operating cash flows during the relevant periods. The gain/(loss) on re-measurement of gross obligation that should be recognized in our consolidated statements of profit or loss for the three month periods ended March 31, 2015, June 30, 2015, September 30, 2015, December 31, 2015 was MYR0.4 million, MYR (4.2) million, MYR (2.9) million and MYR (2.3) million respectively. For the six months ended June 30, 2015 and the nine months ended September 30, 2015 the loss on re-measurement of gross obligation was MYR (3.7) million and MYR (6.7) million respectively. For the three month period and year ended December 31, 2014, the loss on re-measurement of gross obligation was MYR(3.2) million. Accordingly, a restatement has been made to the consolidated financial statements as of and for the three month periods ended September 30, 2014, December 31, 2014, March 31, 2015, June 30, 2015, September 30, 2015, December 31, 2015, the six month period ended June 30, 2015, the nine month period ended September 30, 2014 and 2015 and the year ended December 31, 2014.

Furthermore, as required under the terms of our acquisition of PayByMe, we secured a bank guarantee for the benefit of the holders of the non-controlling interest of PayByMe in December 2014. These funds were originally treated as working capital. However, having reviewed the nature of the transactions in connection with the bank guarantee, we have determined that these transactions are non-operating in nature. Accordingly, all foreign exchange gains or losses should be recognized as either “other income” if they relate to foreign currency exchange gains and “non-operating expenses” if they relate to foreign currency exchange losses. As a result of the above and in an effort to better reflect the nature of the foreign currency transactions during the year, we determined to restate our foreign exchange transactions according to the nature of the transactions in particular whether or not they are deemed attributable to operations. Foreign exchange gain/(loss) attributable to non-operating transactions of MYR1.7 million, MYR(0.2) million and MYR6.0 million was included in “other operating expenses” in our condensed interim consolidated statements of profit or loss for the three month periods ended March 31, 2015, June 30, 2015 and September 30, 2015, respectively, and MYR1.6 million and MYR7.6 million was included in “other operating expenses” in our condensed interim consolidated statements of profit or loss for the six month period ended June 30, 2015 and the nine month period ended September 30, 2015, respectively. In our restated condensed interim consolidated statements of profit or loss for the three month period ended March 31, 2015, the three and six month periods ended June 30, 2015 and the three and nine month periods ended September 30, 2015, these amounts are reclassified as “other income” to the extent that they relate to foreign exchange currency gains and “non-operating expenses” to the extent that they relate to foreign currency exchange losses, in each case reported below the line of “loss from operations”.

The effects of the restatement are disclosed in greater detail in our interim report on Form 6-K (File No. 36637) furnished to the SEC on May 2, 2016.

These prior errors are related to ineffective internal control over financial reporting, which may prevent us from preparing our financial statements in compliance with IFRS without material errors in the future.

See Item 3.D. “Key Information – Risk Factors – Risks Relating to Our Business - Certain errors were identified in our consolidated statements of financial position and our consolidated statements of profit or loss and other comprehensive income as of and for the three month periods ended December 31, 2014, March 31, 2015, June 30, 2015, September 30, 2015, December 31, 2015, the six month period ended June 30, 2015, the nine month period ended September 30, 2015 and the year ended December 31, 2014” and “Key Information – Risk Factors – Risks Relating to Our Business – Certain errors were identified in our consolidated statements of profit or loss and other comprehensive income for three month periods ended March 31, 2013, June 30, 2013, September 30, 2013, December 31, 2013, March 31, 2014, June 30, 2014 and September 30, 2014, the six month periods ended June 30, 2013 and 2014, and the year ended December 31, 2013.”

Certain errors were identified in our consolidated statements of profit or loss and other comprehensive income for three month periods ended March 31, 2013, June 30, 2013, September 30, 2013, December 31, 2013, March 31, 2014, June 30, 2014 and September 30, 2014, the six month periods ended June 30, 2013 and 2014, and the year ended December 31, 2013.

As disclosed in our interim report on Form 6-K (File No. 001-36637) furnished to the SEC on December 2, 2014 and April 30, 2015, during the course of our review of our financial results for the third quarter of 2014, and our review of our financial results for the fourth quarter of 2014, certain accounting errors were identified at our Vietnam subsidiary, Nganluong, which we acquired in March 2013. These errors have the effect of overstating our revenue and direct cost and other ancillary expenses for certain periods by equal amounts and do not affect any other line item in our consolidated statements of profit or loss and other comprehensive income for such periods.

As disclosed in our interim report on Form 6-K (File No. 001-36637), furnished to the SEC on December 2, 2014, during the course of our review of our financial results for the third quarter of 2014, it was discovered that Nganluong reported revenue from its payment business on a gross basis, and accounted for the corresponding fees payable to merchants in direct cost and other ancillary expenses. However, our accounting policy is to account for such transactions on a net basis because we act as an agent with respect to these revenue arrangements, such that the corresponding fees payable to merchants should have been netted out of revenue and not included in direct cost and other ancillary expenses. The effect of these errors was to overstate MOLPay’s segment revenue and MOLPay’s segment direct cost and other ancillary expenses by equal amounts. As a result of these errors, the revenue line item and direct cost and other ancillary expenses line item in our consolidated statements of profit or loss and other comprehensive income for the three month periods ended June 30, 2013, September 30, 2013, December 31, 2013, March 31, 2014 and June 30, 2014, the six month periods ended June 30, 2013 and 2014, and the year ended December 31, 2013 included in our registration statement on Form F-1, as amended (File Number: 333-197401) in relation to our initial public offering were overstated by equal amounts. Our financial results for the three months ended September 30, 2014 disclosed in our interim report on Form 6-K (File No. 001-36637) furnished to the SEC on December 2, 2014, and our financial results for the three months and year ended December 31, 2014 disclosed in our interim report on Form 6-K (File No. 001-36637) furnished to the SEC on March 31, 2015, correctly reported revenue and direct cost and other ancillary expenses on a net basis.

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

In addition, during the course of our review of our financial results for the fourth quarter of 2014, it was discovered that Nganluong incorrectly included VAT in revenue and direct cost and other ancillary expenses. However, our accounting policy is to exclude VAT from revenue and direct cost and other ancillary expenses. The effect of these errors was to overstate MOLPay’s segment revenue and MOLPay’s segment direct cost and other ancillary expenses by equal amounts. As a result, the revenue line item and direct cost and other ancillary expenses line item are overstated by equal amounts in our consolidated statements of profit or loss and other comprehensive income for the three month periods ended June 30, 2013, September 30, 2013, December 31, 2013, March 31, 2014 and June 30, 2014, the six month periods ended June 30, 2013 and 2014, and the year ended December 31, 2013 (each of which is included in our registration statement on Form F-1, as amended (File Number: 333-197401) in relation to our initial public offering), and the three months ended September 30, 2014 (which is included in our interim report on Form 6-K (File No. 001-36637) furnished to the SEC on December 2, 2014). Our financial results for the three months and year ended December 31, 2014 disclosed in our interim report on Form 6-K (File No. 001-36637) furnished to the SEC on March 31, 2015 correctly reported revenue and direct cost and other ancillary expenses excluding VAT.

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

These prior errors are related to ineffective internal control over financial reporting, which may prevent us from preparing our financial statements in compliance with IFRS without material errors in the future.

Class action litigation may expose us to significant liabilities, result in negative publicity and have a material adverse effect on our reputation, business, financial condition, results of operations and prices of our ADSs.

Between November 24, 2014 and December 2, 2014, three putative class actions were commenced against, among others, MOL Global, Inc. (“MOL”) and certain of its officers and directors, in the United States District Court for the Southern District of New York captioned Freedman v. MOL Global, Inc., et al., 14 CV 9357 (WHP), Grodko v. MOL Global, Inc., et al., 14 CV 9397 (WHP) and Jewell v. MOL Global, Inc., et al., 14 CV 9493 (WHP). Each asserts claims under Sections 11 and 15 of the Securities Act of 1933 on behalf of investors who acquired MOL American Depository Shares (“ADSs”) between October 9, 2014 and November 20, 2014, and/or who acquired ADSs pursuant and/or traceable to the Registration Statement and Prospectus issued in connection with MOL’s October 9, 2014 initial public offering. The Freedman and Grodko actions also assert claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934.

On December 22, 2014, plaintiffs voluntary dismissed the Grodko action. Motions for lead plaintiff were due on or about January 23, 2015.

On May 8, 2015, the Court consolidated the actions and appointed Lead Plaintiff and Lead Counsel. A consolidated complaint was filed on July 7, 2015 and a second consolidated amended complaint was filed on October 7, 2015. MOL’s motion to dismiss the second consolidated amended complaint was fully briefed as of December 21, 2015.

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

Because the financial statements of certain of our subsidiaries are not prepared and presented in accordance with IFRS certain adjustments are required in the consolidation process. If such adjustments are not properly implemented there could be errors in our consolidated financial statements. For example, the local reporting in certain countries in which we operate such as Turkey is under local GAAP which may not be consistent with IFRS. As such, we depend on local accounting staff in each of the foreign reporting entities that do not report according to IFRS to provide a reconciliation to IFRS and as such, in the process of consolidation, errors may exist due to the inability of the foreign accounting staff to provide IFRS compliant financial statements. The Company continues to implement training and development initiatives to increase the IFRS skills of local accounting staff and also, has been strengthening the group reporting function to provide supervision over IFRS reporting by foreign subsidiaries. See “Risk Factors – Certain errors were identified in our consolidated statements of profit or loss and other comprehensive income for three month periods ended March 31, 2013, June 30, 2013, September 30, 2013, December 31, 2013, March 31, 2014, June 30, 2014 and September 30, 2014, the six month periods ended June 30, 2013 and 2014, and the year ended December 31, 2013.” However, there is still a risk that the existing controls being implemented at headquarters to prevent and detect errors in financial reporting from these foreign countries may fail to prevent errors in financial reporting of these foreign countries in the future.

There is no assurance that we will be able to maintain the pace of recent growth in our business and develop, or sustain, profitable operations in new markets.

A significant proportion of our recent growth has been derived from our expansion to new markets, especially through acquisitions, as a critical element of our business strategy depends on our ability to profitably develop and grow our operations in several countries outside Malaysia, including Thailand, Turkey, Philippines, Singapore, Indonesia, the United States, Australia, Brazil, Taiwan and Vietnam, among others.

Our successive acquisitions and rapid expansion make comparisons with historical data difficult, as these acquisitions have contributed significantly to our revenue growth and expansion of our operations. For example, we acquired 51% of PayByMe in 2014. Our revenue from Turkey for 2015 was MYR70.6 million, or 28.4% of our total revenue for 2015. If we reduce the pace of our acquisitions, our future revenue growth and expansion may be affected.

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

We have experienced rapid growth in recent years in the scope of our operations, which will continue to place significant demands on our management and our operational, financial and technological infrastructure. As we continue to grow, we must expand significant resources to identify, hire, integrate, develop and motivate a large number of qualified employees. If we fail to effectively manage our hiring needs and successfully integrate our new hires, our growth prospects could be adversely affected.

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

The growing complexity of our business may result in the segmental reporting of our results of operations to become less meaningful and we may make changes to our business segments and the manner in which we allocate revenue among our business segments.

For management purposes, our business is organized into five segments, namely MOLPoints, MOLReloads, MOLPay, MMOG.asia, and Others. Due to the growing complexity of our business, and because we seek to leverage the revenue generating capabilities of each business segment, there is a degree of overlap among these segments. As a result, our management exercises discretion in determining the segment to which a portion of our revenue is allocated. For example, sales of game credits are generally allocated to our MOLPoints segment. However, for transactions where a consumer uses MOLPay as a payment gateway to purchase game credits, the resulting revenue is allocated to our MOLPay segment. Such transactions accounted for revenue of, MYR4.5 million, MYR4.2 million and MYR12.8 million, or 2.6%, 2.1% and 5.1% of our total revenue, for 2013, 2014 and 2015, respectively. As the significance of such transactions grows, our segmental reporting of results of operations may become less meaningful and we may make changes to our business segments and the manner in which we allocate revenue among those segments. Any of the foregoing could cause our results of operations for future periods not to be comparable to our results of operations for prior periods and may require retrospective adjustment to prior periods.

Our mobile carrier billing business exposes us to certain risks.

We expanded our mobile carrier billing business with MOL Thailand’s acquisition of 60% of Easy2Pay in May 2014 and our acquisition of 51% of PayByMe in September 2014. This business, which enables consumers to use their mobile phone accounts to pay for online purchases, exposes us to certain risks. For example, telecommunications service operators may set policies, or become subject to regulations, that limit customers’ usage, which would effectively limit the potential size of our mobile carrier billing business. Similarly, regulations could be enacted that effectively control and standardize the digital payments industry or prevent subscribers from being charged for third party transactions on the mobile phone statement. There is also a risk that goods purchased through mobile carrier billing may not ultimately be paid for, for example if goods are purchased using a stolen phone, if a consumer uses false personal data to sign up for mobile account or if a consumer simply neglects to pay their mobile phone bill. If a mobile subscriber refuses to pay their mobile phone bill, this would result in bad debt and would typically be subject to the telecommunications service provider’s collection policies. As with other technologies, there is a risk that our, or a telecommunications service provider’s, platform, or a consumer’s mobile phone, could be hacked or infected with malware resulting in potential unauthorized transactions. Furthermore, our mobile carrier billing business requires working capital to the extent we are required to pay online merchants before we receive revenue from the telecommunications service provider. We are presently negotiating to acquire the next tranche, 20% of Easy2Pay which is expected to be concluded during the year 2016. In addition, there is a trend that game developers, publishers and telecom providers may decide to work directly with each other. For instance, in Malaysia some game developers, publishers and telecom companies are already working directly with each other. This trend can adversely affect our ability to grow the carrier billing business. Any of the foregoing could have an adverse effect on our business, financial condition and results of operations.

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

Our expansion into new jurisdictions could involve challenges for us associated with the social, regulatory, political or economic environments in those jurisdictions, particularly where those jurisdictions have economies that are generally considered to be developing. For example, we plan to expand into a number of countries that are widely considered to have developing economies, such as countries in the Middle East, North Africa, Eastern Europe and in Latin America and will face additional risks associated with our expansion into these regions. In recent years there has been considerable political instability in the Middle East and North Africa, extending to Turkey. Such political instability could negatively affect operations within these countries or expansion plans into other countries in the territory. Any of the forgoing could have an adverse impact on our business, financial condition and results of operations.

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

We operate a number of our businesses through subsidiaries that are not wholly owned by us. Among others, we own, directly or indirectly, 86.73% of MOL Thailand; 50% of Nganluong, which conducts our operations in Vietnam; 54.2% of Rixty, which conducts our operations in the United States and Brazil; 65% of MOL Australia, which conducts our operations in Australia; 93.50% of MOL Taiwan, which conducts our operations in Taiwan; 51% of MOLPay Sdn. Bhd., which operates our e-commerce payments service; an effective 52% interest in Easy2Pay, a mobile carrier billing platform that operates in Thailand, Malaysia, Indonesia, the Philippines, Vietnam and Singapore and 51% of PayByMe, a mobile carrier billing platform that currently operates in Turkey, Saudi Arabia, UAE, Kuwait, Qatar, Oman, Jordan, Lebanon, Iraq, Bahrain, Egypt and Azerbajian. To the extent there are disagreements between us and the other holders of equity interests in our subsidiaries regarding the business and operations of these companies, we cannot assure you that we will be able to resolve them in a manner that will be in our best interests. In addition, our partners in our subsidiaries may be unable or unwilling to fulfill their obligations, whether of a financial nature or otherwise; have economic or business interests or goals that are inconsistent with ours; take actions contrary to our instructions or requests, or contrary to our policies and objectives; take actions that are not acceptable to regulatory authorities; or experience financial difficulties. Any of the foregoing could have a material adverse effect on our business, prospects, financial condition and results of operations.

We may be subject to additional tax liabilities, which could materially and adversely affect our business, financial condition and results of operations.

The application, interpretation and enforcement of sales and use tax, VAT, goods and services tax (GST), business tax, gross receipt tax, and other taxes and related regulations applicable to e-commerce businesses and consumers are complex and evolving. Primarily because many of the laws and regulations relating to taxation were established prior to the widespread adoption of the internet and e-commerce, it is not always clear how these laws apply to businesses such as ours. In addition, as governments seek to increase tax revenue, certain jurisdictions in which we operate have considered tax reform, including proposals to increase taxes on e-commerce businesses and consumers. Furthermore, companies in the payment processing industry, including us, may become subject to taxation in various tax jurisdictions, some of which may not have adopted uniform positions on this topic. Any change to tax regulations relating to our business or our customers, and any change to the application, interpretation or enforcement of such regulations, could adversely impact our revenues or the cost of our products to our customers. For example, as a result of the implementation of GST in Malaysia, commencing from April 1, 2015 we will be required to collect GST in connection with sales of our products in Malaysia. Any failure to comply with our obligations in this respect could result in penalties. In addition PayByMe has collected VAT that we believe we will not be required to remit to the local tax authorities because the VAT was collected from foreign merchants who are not registered in Turkey. This VAT is recognized by PayByMe as revenue and this revenue recognition would have to be reversed if the local tax authorities claim that this VAT is payable to them. In 2015, Turkey’s PaytoGo business in Turkey was subjected to a tax enquiry on unaccounted invoices and minor petty cash transactions that were not in compliance with local tax laws between 2009 to 2012, relating to periods prior to our acquisition. We have been able to negotiate with the sellers to vary the terms of the US$4 million escrow agreement which was signed as part of the terms of the acquisition. Based on the original terms of the escrow, we would have been required to pay US$4 million by January 31, 2016. However, we successfully negotiated with the Sellers to permit the withholding of US$0.5 million of the amount in escrow against any potential tax penalty notice. We expect the tax authority to make a penalty order for PaytoGo against the non-compliance of the tax law. As of to-date, we have received a tax penalty letter dated January 8, 2016 for TR36720. On December 24, 2015, we received another letter from the tax authorities advising that they have opened a tax enquiry in respect of financial year 2013, a period deemed to be after the acquisition. In March 2016, we were informed by the Turkey tax authority of a conciliation meeting planned in April 2016 to discuss possible non-compliance with tax regulations by our business in Turkey. As the meeting is still in its preliminary stage, we are not able to assess the main taxation issues and the likely impact on the business.

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

In addition, MMOG.asia expects to launch 14 new online games in 2016 including 12 mobile games. If these new games or our entrance into new markets and mobile games are delayed or fail to gain market acceptance, our growth prospects could be materially and adversely affected.

We are subject to extensive government regulation, including regulations with respect to electronic payment services and data privacy, among others.

Our business is impacted by laws and regulations that affect our industry, and their scope has increased significantly in recent years. We are subject to a variety of regulations aimed at preventing money laundering and financing criminal activity and terrorism, financial services regulations, electronic payment services regulations, consumer protection laws, currency control regulations, and privacy and data protection laws. Money laundering and the financing of terrorism are prohibited in Malaysia, which also has regulations requiring certain entities to report certain activities to BNM. MOL AccessPortal (as an issuer of e-money) and MOLPay Sdn. Bhd. (as a payment systems operator) are considered “reporting institutions” and are under an obligation to monitor and report suspicious transactions to BNM. They are also required to implement various measures such as know your customer procedures and ongoing customer due diligence to facilitate the prevention of money laundering and terrorism financing offences. In Malaysia, we are also subject to consumer protection laws which imply certain statutory guarantees as to the quality of services provided and prohibit misleading and deceptive trade practices and the imposition of unfair contract terms. In 2015, PayByMe Turkey was required to apply to the Banking Regulations Supervisory Agency for an e-money license. Similarly, in 2016, MOLThailand was also required to apply for an e-money license to operate the payment business with the banking authorities in Thailand. Both these licenses also imposed a capital requirement under the relevant banking regulation.

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

Our business functions at the intersection of rapidly changing technological, social, economic and regulatory developments that require a wide ranging set of expertise and intellectual capital. In order for us to compete and grow successfully, we must attract, recruit, retain and develop the necessary personnel who can provide the needed expertise across the entire spectrum of our intellectual capital needs. This is particularly true with respect to qualified and experienced software engineers and IT staff, who are highly sought after and are not in sufficient supply in Malaysia and in most other markets in which we operate. The market for such personnel is highly competitive, and we may not succeed in recruiting additional personnel or may fail to replace current personnel who depart with qualified or effective successors. It may also be difficult for us to obtain necessary qualified personnel with local experience to support our international growth, which may jeopardize our ongoing and planned expansion. For this reason, we are reliant on certain managers who have joined us through our acquisitions, including but not limited to certain managers of MyCNX, in addition to our CEO, Preecha Praipattarakul, who joined us through our acquisition of MOL Thailand. Our efforts to retain and develop personnel may result in significant additional expenses, which could adversely affect our profitability. Failure to retain or attract key personnel could have a material adverse effect on our business, financial condition and results of operations.

Our success depends upon our senior management and key managerial personnel and our ability to retain them and attract new key personnel when necessary.

We place substantial reliance on the industry experience and knowledge of our senior management team as well as the senior management teams at our subsidiaries in our key operating countries and their relationships with other industry participants. Finding suitable replacements for our current senior management could be difficult as competition for such talent is intense. For example, our CEO, Preecha Praipattarakul and MOLAP’s Chief Executive Officer, Wilson Soon Poh Beng, are each particularly important to our future success. In addition, historically, once we acquire a new subsidiary, we tend to retain the key personnel at such subsidiary, including, in a number of cases, the founder, and these personnel are especially important for our businesses in the relevant countries. Furthermore, our CEO, Preecha Praipattarakul and Wilson Soon Poh Beng, assumed these roles in January 2016 and October 2015 respectively. Preecha Praipattarakul had previously served as the Chief Executive Officer of our subsidiary, MOL Thailand. Wilson Soon Poh Beng had previously served as MOLAP’s Chief Operating Officer. During 2015, our founder and former Director and Executive Chairman, Ganesh Kumar Bangah, our former Co-Chief Executive Officer, Charles Chee Chau Ng, and our former Independent Director, Noah Doyle, each resigned from their positions with the Company. There can be no assurance we will not experience further departures of management or directors, nor that our business will not be adversely affected by these or any other departures. We do not carry key person insurance on any member of our senior management team. The loss of one or more members of our senior management team could hinder our ability to effectively manage our business, adversely affect our international operations and harm our ability to implement our growth strategies.

Potential acquisitions may disrupt our ability to manage our business effectively, including our ability to successfully integrate acquired businesses into our existing operations.

We have in the past and expect to continue to engage in acquisitions and other inorganic growth opportunities, especially as we expand into new markets. Acquisitions and the subsequent integration of new companies or businesses require significant attention from our management, in particular to ensure that the acquisition does not disrupt any existing collaborations, or affect our users’, distribution channels’ and merchants’ opinions and perceptions of our services and customer support. As part of our strategy of expansion, we have in the past, and may, from time to time, acquire businesses or interests in businesses, including non-controlling interests, form joint ventures or create strategic alliances. For example, in 2013 we acquired 70% of each of Game Sultan, which operates a micropayment system for the Turkish market, and PaytoGo, which operates a payment service provider for the Turkish market, and AyoPay, an Indonesian payment service provider that specializes in online distribution of game credits. We acquired the remaining 30% equity interest in each of Game Sultan and PaytoGo in 2014. We also acquired 50% of Nganluong, which now serves as our primary distribution network in Vietnam. In May 2014, our subsidiary, MOL Thailand acquired 60% of Easy2Pay, a mobile carrier billing platform that currently operates in Thailand, Malaysia, Indonesia, the Philippines, Vietnam and Singapore. In September 2014, we acquired 51% of PayByMe, a mobile carrier billing platform that currently operates in Turkey, Saudi Arabia, UAE, Kuwait, Qatar, Oman, Jordan, Lebanon, Iraq, Bahrain, Egypt and Azerbajian. We expect to continue to evaluate potential strategic acquisitions of businesses or products with the intention to expand our user and revenue base, widen our geographic coverage and increase our product range. Whether we realize the anticipated benefits from these transactions depends, to a significant extent, on the integration of the target businesses into our group, the performance and development of the underlying services or technologies, our correct assessment of assumed liabilities and the management of the relevant operations. We may not be able to successfully integrate any newly acquired businesses or products and the integration may divert our management’s focus from our core business and result in disruption to our normal business operations. We may spend time and resources on such acquisitions that do not ultimately increase our profitability or that cause loss of, or harm to, relationships with employees, customers and users as a result of the integration of new businesses. The diversion of our management’s attention and any difficulties encountered in integration could have a material adverse effect on our ability to manage our business.

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

MOLPoints can be used to purchase digital content, including game credits for online games such as those licensed and operated by our games portal, MMOG.asia. For a game to remain popular, game operators must constantly enhance, expand or upgrade the games with new features that players find attractive. Game operators, including MMOG.asia, may not be able to successfully enhance, expand or upgrade current games. Any decrease in the popularity of MMOG.asia’s licensed games and any other games that accept MOLPoints, any breach of game-related security or prolonged server interruption, or any other adverse developments relating to such games, could materially and adversely affect our sales volume and results of operations. For example, MMOG.asia’s business has suffered as a result of the rapid and substantial migration of games players from online games to mobile games. In addition, paying players purchase virtual goods in games because of the perceived value of these goods, which is dependent on the relative ease of securing equivalent goods via non-paid means within the game. The perceived value of these virtual goods can be impacted by an increase in the availability of free or discounted game credits or by various actions that content providers take in the games including offering discounts for virtual goods, giving away virtual goods in promotions or providing easier non-paid means to secure these goods. Our content providers’ management or mismanagement of virtual economies could affect players’ interest in virtual goods and the demand for MOLPoints. Any of the foregoing could adversely affect our business, financial condition and results of operations.

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

Our top five telecommunications service providers account for a significant amount of MOLReloads’ revenue. If our relationship with any of these telecommunications service providers was impaired, or if our revenue sharing arrangements were to become less favorable to us, our business would be adversely impacted. For example, in response to increased volume in 2012, telecommunications service providers in Malaysia imposed reduced discounts and commissions on our MOLReloads business. There can be no assurance that our revenue sharing arrangements will not be revised in manner that is unfavorable to us in Malaysia or any other market where we operate. In addition, in Malaysia, Alliance Bank Malaysia Berhad, or Alliance Bank, processes nearly all credit card payments that are made through MOLPay. If our relationship with Alliance Bank was impaired, or if our fee arrangements with Alliance Bank were to become less favorable to us, our business would be adversely impacted. Furthermore, we work with aggregators and intermediaries to enter into mobile carrier billing arrangements and online banking relationships, and to acquire mobile airtime for distribution through MOLReloads. In such cases, we do not have a direct relationship with the mobile carrier or the bank. Similarly, in terms of MOLPoint’s carrier billing businesses of Easy2Pay in Thailand and PayByMe in Turkey, we are dependent on established telecom companies that represent a significant share of our revenues to work with us in order to enable us to monitise the mobile channel. If any of these aggregators or intermediaries was to choose not to work with us, or if our revenue sharing arrangements with them were to become less favorable to us, our business would be adversely impacted. Any of the foregoing would have an adverse effect on our financial condition and results of operations

We may use open-source software in a manner that could be harmful to our business.

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

As we have continued to expand our international operations, we have become more exposed to the effects of fluctuations in currency exchange rates. In addition to our operations in Malaysia from which we earn revenue denominated in Malaysian Ringgit, we also earn revenue denominated in Baht, Turkish Lira, Philippine Pesos and U.S. dollars, among other currencies. In 2015, 66.5% of our revenue was earned in currencies other than Malaysian Ringgit. We incur expenses for employee compensation and other operating expenses in the local currencies in the markets in which we operate. Fluctuations in the exchange rates between the Malaysian Ringgit and those other currencies could result in the Malaysian Ringgit equivalent of such expenses being higher and/or the Malaysian Ringgit equivalent of such foreign currency-denominated revenue being lower than would be the case if exchange rates were stable. There can be no assurance that movements in foreign currency exchange rates will not have a material adverse effect on our results of operations in future periods. We do not generally enter into hedging contracts to limit our exposure to fluctuations in the value of the Malaysian Ringgit, or any other currency. Furthermore, the substantial majority of our revenue is denominated in emerging markets currencies, including Malaysian Ringgit. In recent months, foreign currency exchange rates for emerging markets currencies have experienced substantial volatility. For example, in 2015 the exchange rate of U.S. dollars and Malaysian Ringgit varied from a high of 4.4560 to a low of 3.5150. Because fluctuations in the value of Malaysian Ringgit and other emerging markets currencies are not necessarily correlated, there can be no assurance that our results of operations will not be adversely affected by such volatility.

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

Our sales have historically been higher during festive periods, as our business tends to benefit from consumers’ increased leisure time. Such periods include Chinese New Year, which generally occurs in January or February, Ramadan, which occurred in the third quarter in each of 2013 and 2014 and the second and third quarters in 2015, and the December holiday season.

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

Negative developments in Malaysia’s socio-political environment may adversely affect our business, financial condition, results of operations and prospects. The Malaysian economy registered growth of 5.0% in 2015 (6.0% in 2014), according to the Department of Statistics Malaysia. Although the overall Malaysian economic environment (in which we predominantly operate) appears to be positive, there can be no assurance that this will continue to prevail in the future.

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

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and the global economy has continued to face new challenges. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States. For example, in 2013, the Federal Reserve Bank in the United States announced the tapering of its bond-buying program which led to a high degree of volatility in equity markets and substantial devaluations in the currencies of many emerging economies, including markets where we operate. There have also been concerns over unrest in the Middle East and Africa and over the possibility of international hostilities over Ukraine, which have resulted in volatility in oil prices and other markets. Recently there have been concerns over instability in Thailand due to significant anti-government protests which have been ongoing since 2013 and have resulted in the imposition of martial law and a change in government. There have also been a number of major anti-government protests in Turkey in late 2013, 2014 and 2015. Terrorism has become more prominent in Turkey, Thailand and Indonesia in 2015 with potential threats of terrorism in other regional markets. Economic conditions in the countries where we operate are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in emerging markets.

The Malaysian Ringgit is subject to exchange rate fluctuations.

BNM has, in the past, intervened in the foreign exchange market to stabilize the Malaysian Ringgit, and instituted a fixed exchange rate of MYR3.80 to $1.00 on September 2, 1998. Subsequently, on July 21, 2005, BNM adopted a managed float system which benchmarked the Malaysian Ringgit to a currency basket to ensure that the Malaysian Ringgit remains close to its fair value. As of December 31, 2015, the closing exchange rate was MYR4.2900 to $1.00 and as of April 22, 2016, the closing exchange rate was MYR3.8960 to $1.00. However, there can be no assurance that BNM will, or would be able to, intervene in the foreign exchange market in the future or that any such intervention or fixed exchange rate would be effective in achieving BNM’s objectives. Fluctuations in the Malaysian Ringgit’s value against other currencies will create foreign currency translation gains or losses and may have an adverse effect on our business, financial condition and results of operations.

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

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. We are involved in class action suits, which could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. See “Risk Factors – Class action litigation may expose us to significant liabilities, result in negative publicity and have a material adverse effect on our reputation, business, financial condition, results of operations and prices of our ADSs.” Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

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

We are currently required to file an annual report on Form 20-F within four months of the end of each fiscal year. However, on April 13, 2016 we announced our intention to allow the ADSs to be delisted from the NASDAQ and to voluntarily effect deregistration, and suspend our reporting obligations, under the Exchange Act. Following such deregistration we would no longer be required to file an annual report on Form 20-F.

The ADSs are expected to be delisted from NASDAQ and we plan to voluntarily effect deregistration under the Exchange Act.

On October 5, 2015, we received a non-compliance letter from NASDAQ notifying the Company that it no longer met the minimum bid price of $1.00 per ADS required for continued listing on NASDAQ. We were initially granted the opportunity to submit a plan to cure the deficiency and regain compliance by April 4, 2016 (the “first compliance period”). Subsequent to the first compliance period, we received another letter from NASDAQ dated April 7, 2016 giving us additional time to consider making an application before April 14, 2016 to apply for a second compliance period to regain compliance. However, we, having considered all available options, and suspend our reporting obligations, decided that it would not submit such a plan and would instead allow the ADSs to be delisted from NASDAQ and seek to deregister our ADSs under the Exchange Act. Trading of the ADSs on NASDAQ has been suspended since April 18, 2016. NASDAQ is expected to file a Form 25, Notification of Removal from Listing and/or Registration under Section 12(b) of the Exchange Act with the SEC in connection with the official delisting of the ADSs and the official delisting of the ADSs will become effective approximately 10 days thereafter.

At least ten days after the effective date of the delisting, we expect to be eligible to file Form 15 with the SEC to deregister under Section 12(g) of the Exchange Act and suspend our reporting obligations pursuant to Section 15(d) of the Exchange Act, provided we have fewer than 300 holders of record (as such term is used in the Exchange Act) at the time of such filing. Based on information provided by the ADS depositary and our corporate records, as of April 13, 2016 we had fewer than 300 holders of record. To the extent we continue to have fewer than 300 holders of record on a date that is at least ten days after the effective date of the delisting, we intend to file Form 15 with the SEC. Upon the filing of Form 15 our reporting obligations under the Exchange Act will be suspended with immediate effect and we do not intend to submit annual reports on Form 20-F, nor interim reports on Form 6-K, to the SEC thereafter. Ninety days after the filing of Form 15 we will no longer be subject to the requirements of the Exchange Act so long as we continue to have fewer than 300 holders of record.

On April 22, 2016, we announced that the ADSs are quoted under the ticker “MOLGY” on the OTC Pink marketplace. While we are considering having the ADSs quoted on a higher tier marketplace, such as the OTCQX or OTCQB, subject to approval from the relevant authorities, there can be no assurance that the ADSs will in fact be quoted on such a marketplace.

Following our deregistration, the scope of public information regarding our business, financial condition and results of operations may be significantly reduced and you may not have the benefit of the corporate governance and other requirements with which are currently required to comply under the Exchange Act.

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

Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. There were 13,500,000 ADSs (equivalent to 13,500,000 ordinary shares) outstanding as of December 31, 2015, including 2,637,789 ADSs that we repurchased in December 2015 and are held in treasury. The ADSs are freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs.

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

Significant milestones in our development include the following:

2000

•	MOL AccessPortal was incorporated in Malaysia under the name of Superior World Sdn. Bhd.

•	Entities controlled by Tan Sri Dato’ Seri Vincent Tan invested in MOL AccessPortal acquiring a 60% interest.

2001

•	MOLPoints was launched in Malaysia.

2002

•	We obtained approval from BNM to operate our MOLPoints micropayments system.

•	MOL AccessPortal was converted into a public company, and adopted the name MOL AccessPortal Bhd.

2003

•	MOL AccessPortal was listed on the MESDAQ Market of the Malaysian Stock Exchange.

2008

•	MOL AccessPortal Bhd. was privatized and delisted from the MESDAQ Market of the Malaysian Stock Exchange.

•	We established MOL AccessPortal Pte. Ltd. and launched MOLPoints in Singapore.

•	We rolled out MOLReloads at 7-Eleven convenience stores in Malaysia.

2009

•	We established MOL AccessPortal Co., Ltd., or MOL Thailand, which acquired Funloader, an online gaming distribution platform in Thailand, in exchange for a 45.45% interest in MOL Thailand being issued to Pactolus Co. Ltd. and we launched MOLPoints in Thailand.

2010

•	We formed a partnership with Facebook, pursuant to which Facebook began to accept MOLPoints as payment for Facebook credits.

•	We launched MOLReloads in Thailand.

2011

•	We acquired 100% of Uniwiz Trade Sales, Inc., or Uniwiz, which operates LoadCentral, a pre-paid payment platform in the Philippines, and launched MOLPoints in the Philippines.

•	We launched MOLPoints in Indonesia.

•	We subscribed for additional shares of MOL Thailand to increase our equity interest to 49% and MOL Thailand applied the proceeds to acquire 100% of Zest Interactive Co. Ltd., or Zest, a distributor of online games and games accessories.

•	We established MOLPay Sdn. Bhd., which acquired NBePay, an e-commerce payment service, from Netbuilder (M) Sdn. Bhd. in exchange for a 49% interest in MOLPay Sdn. Bhd.

2012

•	Malaysian Electronic Clearing Corporation Sdn. Bhd., or MyClear appointed MOLPay Sdn. Bhd. as a third party (non-bank) acquirer for MyClear’s FPX and direct debit services.

•	We acquired 65% of Ocash Pty Ltd, a payment service provider specialized in online game credits in Australia and New Zealand, which we renamed MOL AccessPortal Pty Ltd. and launched MOLPoints in Australia and New Zealand.

•	We acquired 54.2% of Rixty, Inc., or Rixty, an online payment solution provider based in the United States that has a presence in Brazil, and launched MOLPoints in the United States and Brazil.

•	We acquired approximately 80% of MyCNX Holdings (M) Sdn. Bhd., which operates MMOG.asia, our online games portal which, at the time of the acquisition, operated localized games portals for Malaysia and Thailand.

2013

•	We acquired 70% of MOL Turkey Bilgi Sistemleri Yayincilik Gida ve Tekstil Sanayi Ticaret Anonim Sirketi, or PaytoGo, a mobile payment service provider, and 70% of Sihirli Kule Bilgi Sistemleri Ltd., or Game Sultan, a micropayment system, each of which serves the Turkish markets.

•	We acquired AyoPay, an Indonesian payment service provider that specializes in online distribution of game credits.

•	We acquired 50% of Nganluong Joint Stock Company, or Nganluong, which provides online payment services and launched MOLPoints in Vietnam.

•	We launched our localized portal for MMOG.asia in Indonesia.

2014

•	His Royal Highness Sultan Ibrahim of the State of Johor acquired a 15% interest in MOL AccessPortal from MOL Ventures for $120 million (MYR385.1 million).

•	We signed an agreement with InComm APAC Pte. Ltd., or InComm, to roll out point-of-sale-activated, or POS-activated, cards in Malaysia.

•	We acquired a 51% equity interest in the Turkish company that operates PayByMe, a mobile carrier billing platform that currently operates in Turkey, Saudi Arabia, UAE, Kuwait, Qatar, Oman, Jordan, Lebanon, Iraq, Bahrain, Egypt and Azerbajian.

•	MOL Thailand acquired 60% of Easy2Pay a mobile carrier billing platform that operates in Thailand, Malaysia, Indonesia, the Philippines, Vietnam and Singapore.

•	We acquired an indirect 37.73% interest in MOL Thailand, increasing our equity interest to an effective 86.73%.

•	We acquired the remaining 30% of each of Game Sultan and PaytoGo, and 20% of MyCNX, increasing our equity interest in each of these companies to 100%.

•	We completed our initial public offering and listing of ADSs on the NASDAQ Global Market.

•	We launched MOLPay in Indonesia.

2015

•	MOL Thailand entered into a partnership with DTAC, a leading telecom provider in Thailand to enable Happy Cash Card, a mobile prepaid card.

•	Expanded carrier billing business in Malaysia, Indonesia, Singapore and the Philippines by offering our Easy2Pay payment services.

•	MOLReloads successfully rolled out bill payment services for the largest water utility company and the largest Pay TV Service provider in Malaysia.

•	Regulatory approvals from the Central Bank of Malaysia for our merchant acquiring services to be launched in 2016

•	MOL Thailand entered into a partnership agreement with 7-Eleven Thailand to distribute MOLPoints in over 8,000 7-Eleven stores across the country.

•	MOLPay entered into a definitive cooperation agreement with one of China’s largest handset manufacturer in Malaysia.

Capital Expenditures

For a description of our capital expenditures, please refer to Item 5.B. “Operating and Financial Review and Prospects – Liquidity and Capital Resources – Capital Expenditures”.

B. Business Overview

We operate a payments platform that facilitates online and mobile commerce for consumers in emerging and other markets by providing a vast network of payment channels that accept payment using cash and online methods. Our physical distribution network comprises more than 970,000 physical locations in 11 countries across four continents where we maintain a local presence as of December 31, 2015 and physical locations in other countries where we have relationships with aggregators that distribute our products through channels with which they have relationships. We also have mobile and electronic distribution channels that accept major credit cards and online banking from more than 100 banks globally as of December 31, 2015. Our primary product is our MOLPoints micropayment system, which sells payment credits that can be used by consumers to purchase online game credits and other digital content, including Facebook Game Cards. We also operate MOLReloads, a distribution network that distributes prepaid mobile airtime and digital content; MOLPay, a payments solution for online merchants; and MMOG.asia, an online games portal. In March 2016, BNM approved our MOLWallet license application. We plan to launch MOLWallet in Malaysia during the second quarter of 2016. .Our products provide various opportunities to acquire and retain customers and their payment credentials, which present cross-selling opportunities for our existing and future solutions. Our user base consists of both registered and unregistered users.

MOLPoints can be used to purchase credits that can be used in thousands of online games and other digital content, from over 800 content providers as of December 31, 2015. We operate in markets that are largely cash-based and offer consumers the opportunity to purchase MOLPoints in cash through our physical distribution network, which comprises chain operators such as 7-Eleven, individual retailers such as cybercafés, and aggregators such as e-pay. Our physical distribution network for MOLPoints includes our MOLReloads distribution network in Malaysia, the Philippines and Thailand. In addition, MOLPoints are available for purchase using credit cards, through online banking and at electronic kiosks in retail locations. We currently operate local websites for MOLPoints, or equivalent products for local markets, in 11 countries, namely Malaysia, Thailand, Turkey, the Philippines, Singapore, Indonesia, the United States, Australia, Brazil, Taiwan and Vietnam.

MOLReloads distributes electronic vouchers, or e-vouchers, for pre-paid mobile airtime and digital content including MOLPoints. Consumers can purchase prepaid mobile airtime for most major mobile service providers in Malaysia, the Philippines and Thailand through our MOLReloads distribution network, which comprises chain operators, including more than 1,900 7-Eleven convenience stores as of December 31, 2015, cybercafés and bookstores, and in the Philippines, individual distributors who distribute e-vouchers through mobile phones and personal computers in cybercafés. In 2015, MOLReloads successfully rolled out bill payment services for the largest water utility company in Malaysia.

MOLPay is an integrated payments solution for online merchants, which offers cash, online banking and credit card payment processing options for their consumers. MOLPay is operated in Malaysia and Indonesia by our 51%-owned subsidiary, MOLPay Sdn. Bhd., and in Vietnam by our 50%-owned subsidiary, Nganluong. MOLPay has an agreement with MyClear to serve as a third party (non-bank) acquirer for MyClear’s FPX and direct debt services in Malaysia. In addition to online banking and credit card payment, MOLPay has agreements with various distribution partners for collecting payments at more than 23,000 additional physical cash payment points in Malaysia, Singapore and Indonesia, including at 7-Eleven and other convenience stores, cybercafés and petrol stations, which are in the process of being activated. As of December 31, 2015, consumers could use MOLPay to make purchases from 4,508 online merchants.

MOLWallet is our planned account-based online and mobile payment processing and money transfer system that is designed to effectively replace a physical wallet using a mobile phone. Account holders will be able to pay for digital and physical retail goods and services, pay third party bills, reload pre-paid accounts for mobile airtime and other mobile applications as well as perform peer-to-peer money transfers through a convenient, secure and intuitive online or mobile interface with multiple payment methods. MOLWallet uses technology that was developed by Nganluong Joint Stock Company, or Nganluong, an online payments solutions provider based in Vietnam that we acquired in 2013. In March 2016, BNM approved our MOLWallet license application. We plan to launch MOLWallet in Malaysia during the second quarter of 2016. MMOG.asia is an online games portal that operates licensed games in Southeast Asia, including through localized portals operated in local languages for Malaysia, Thailand and Indonesia. MMOG.asia accepts MOLPoints to purchase game credits for games that it operates. We initially acquired approximately 80% of MyCNX, which operates MMOG.asia, in November 2012 and increased our interest in MyCNX to 100% in May 2014.

Our Platform

Our platform connects consumers in emerging markets and other markets with digital content providers, telecommunications service providers and online merchants by providing a vast network of distribution channels that accept cash and online payment methods. Our business is based on three pillars: (i) our distribution network; (ii) the digital content offered by our content providers partners; and (iii) our user community. As of December 31, 2015, we offer our users online game credits and other digital content from more than 800 content providers through MOLPoints; prepaid mobile airtime from most major service providers in Malaysia, Thailand and the Philippines through MOLReloads; and access to e-commerce from over 4,508 online merchants through MOLPay. Our distribution network comprises physical locations that accept cash among other forms of payment, in addition to our mobile and electronic distribution channels, which accept credit cards and online banking. Our platform enables us to broaden our offerings to our users with relative ease. Our user community comprised 7,725,581 MOLPoints registered members as of December 31, 2015, in addition to non-registered users who purchase our products directly.

Our Products

Our primary product is our MOLPoints micropayment system, which sells payment credits that can be used to purchase online game credits and other digital content. We also operate MOLReloads, a distribution network for pre-paid mobile airtime and digital content, including MOLPoints; MOLPay, a payments solution which enables online merchants to collect payment from e-commerce buyers; and MMOG.asia, which operates licensed games. In March 2016, BNM approved our MOLWallet license application. We plan to launch MOLWallet in Malaysia during the second quarter of 2016. We believe our products are highly synergistic and help to accelerate growth across our entire business.

In recent years, we have evolved our product offering in response to consumers’ increasing use of mobile devices for online activities. We have a mobile website for MOLPoints, which facilitates access to our website for consumers using mobile devices. We have increasingly partnered with merchants to collect payments for mobile content through MOLPoints. We have mobile carrier billing partnerships with more than 24 telecommunications service providers in eight countries, which offer further exposure to mobile consumers who can pay for MOLPoints through the deduction of pre-paid mobile airtime or, with respect to post-paid users, on their monthly statement. For MOLPay, we have a mobile-enabled application program interface, or API, which facilitates payment for m-commerce transactions. MOLWallet, which we plan to launch in Malaysia by the second quarter of 2016, will be our first product that is targeted primarily to mobile consumers, and MMOG.asia plans to launch 12 mobile games in 2016. Our revenue from mobile games has historically not been material.

MOLPoints

Our MOLPoints micropayment system serves as a bridge connecting consumers with content providers, which enables consumers to purchase digital content, including online game credits. Rather than purchasing game credits for use only with a single game or game operator, consumers can purchase and store MOLPoints for use with thousands of games operated by more than 800 content providers as of December 31, 2015. MOLPoints can also be used to purchase other digital content such as Facebook Game Cards, digital music including Spotify, and virus protection software. We are continually adding content providers and digital content to our platform.

The following table sets forth certain data with respect to MOLPoints as of the specified dates and for the specified periods.

	As of and for the year ended December 31,
	2013	2014	2015
Registered Members(1)	4,443,886	6,278,309	7,725,581

Active registered paying users(2)	1,007,344	1,035,233	920,998

Volume(3) (MYR in millions)
Volume from registered consumer members(4)	262.8	286.9	244.4
Consumer direct purchase volume(5)	154.0	260.5	399.3
Direct channel volume(6)	172.5	168.1	148.5
Total volume	589.3	715.6	792.2
Malaysia	214.5	181.3	185.0
Southeast Asia (other than Malaysia)	265.4	360.9	336.8
Turkey(7)	86.6	119.0	198.2
Rest of the world	22.8	54.4	72.2
Total volume	589.3	715.6	792.2

Transactions(8)
Transactions by registered members	11,061,262	10,209,603	7,919,880
Transactions through direct purchase(9)	9,782,267	17,888,346	34,200,891
Total transactions	20,843,529	28,097,949	42,120,771

Notes:

(1)	Registered members refers to the number of MOLPoints accounts that have been registered as of the end of a period.
(2)	MOLPoints active registered paying users is the number of unique MOLPoints accounts that have been used to purchase or redeem MOLPoints during the preceding twelve month period.
(3)	MOLPoints volume is the total retail value of content purchased through redemption of vouchers for games and other digital content provided by content providers using MOLPoints during the period. MOLPoints volume tends to be significantly greater than MOLPoints revenue, which excludes amounts that we pay to digital content providers pursuant to our revenue sharing arrangements.
(4)	Volume from registered consumer members refer to the total volume of content purchased through redemptions of MOLPoints in registered MOLPoints accounts during a period.
(5)	Direct purchase volume refers to the total volume of content purchased by end-users through redemptions of MOLPoints during a period without creating a registered MOLPoints account.

(6)	Direct channel volume refers to the total volume of content purchased through redemptions of MOLPoints during a period by cybercafés and distributors that redeem MOLPoints for digital content that the cybercafés and distributors sell to end-users.
(7)	Prior to our acquisitions of 70% of each of Game Sultan and PaytoGo in 2013, we did not have operations in Turkey.
(8)	Transactions refers to the number of unique purchases of MOLPoints, in any volume, during a period.
(9)	Transactions through direct purchase includes all transactions that relate to either consumer direct purchase volume or direct channel volume.

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

MOLPoints was initially launched in Malaysia in 2001 and has grown substantially, particularly through our ongoing relationship with 7-Eleven Malaysia, which is ultimately controlled by our major shareholder. As of December 31, 2015, MOLPoints could be purchased through our MOLReloads distribution network at more than 1,900 7-Eleven convenience stores across Malaysia. We have expanded through acquisition and organic growth. We currently operate localized MOLPoints websites, and mobile websites, for Malaysia, Thailand, Turkey, the Philippines, Singapore, Indonesia, the United States, Australia, Brazil, Taiwan, Vietnam and New Zealand. In countries where we do not operate a local website, MOLPoints can be purchased from our global website at www.mol.com/global. Certain content, such as game credits for localized online games, is available for purchase using only MOLPoints issued in the country or countries where such content is offered. Other content, such as Facebook Game Cards, can be purchased using MOLPoints issued in any country where we operate, or through our global website.

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

•	Registered Consumer Accounts. A consumer becomes our registered member by creating a registered MOLPoints account for free and quickly on our website using a valid email address. MOLPoints can be credited to a registered MOLPoints account either by entering the relevant account details at the point of purchase or by entering a MOLPoints voucher into the MOLPoints account on our website. All MOLPoints associated with a given MOLPoints voucher must be credited to a single account. Consumers can pay with MOLPoints from their account when purchasing game credits or other content on our website. For example, if a consumer purchases online game credits using MOLPoints on our website, we either issue a game voucher that consumer can redeem for game credits at the game’s website or if the merchant is integrated with our website, the MOLPoints can be deducted from the user’s MOLPoints account and credited automatically at the relevant game site. As of December 31, 2015, we had 7,725,581 registered members, of which 1,795,669 were consumers in Malaysia.

•	Consumer Direct Purchase. We also offer consumers a direct purchase feature that is available for approximately half of the games for which game credits are available for purchase using MOLPoints. Direct purchase enables consumers to redeem a MOLPoints voucher for content directly from a content provider at its website. For example, a consumer may purchase online game credits using a MOLPoints voucher at the game’s website, with no need to first redeem a MOLPoints voucher to purchase a game voucher at our website. Our integrated application programming interface, or API, enables the content provider to verify the authenticity of the MOLPoints voucher during the purchase process.

•	Direct Channel Volume. Cybercafés and distributors may purchase MOLPoints vouchers from us through direct purchase. The cybercafé or distributor then redeems the MOLPoints voucher for digital content directly from a content provider’s website and sells the digital content to consumers. In such cases our customer is the cybercafé or distributor and we do not have a relationship with the consumer.

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

As a result of regulatory restrictions in Malaysia relating to online payments, we are required to limit the balance of MOLPoints in a registered account to MYR500. In March 2016, we received approval from BNM to increase this limit to MYR1,500 from MYR500 subject to fulfilling certain BNM requirements. For accounts based in a country where we accept local currency other than Malaysia, the balance is not permitted to exceed the local currency equivalent of MYR500, which will increase to MYR1,500 upon our fulfillment of the specified BNM requirements. For accounts based in all other countries, transactions are denominated in U.S. dollars and the balance is not permitted to exceed the U.S. dollar equivalent of MYR500, which will increase to MYR1,500 upon our fulfillment of the specified BNM requirements. For all accounts based outside Malaysia, we adjust the balance limit whenever the exchange rate between the applicable currency and Malaysian Ringgit fluctuates by at least 5% since the most recent adjustment.

The volume of MOLPoints sold has increased substantially in recent years to MYR792.2 million in 2015, from MYR715.6 million in 2014 and MYR589.3 million in 2013, representing a compound annual growth rate of 15.9%.

Content Providers

MOLPoints can be used to purchase digital content, including thousands of online games, from over 800 content providers as of December 31, 2015. Our content providers primarily comprise global game operators such as Wargaming, global games platforms such as Facebook, regional platform operators such as Garena in Southeast Asia and Taiwan and regional content providers, such as Asiasoft in Southeast Asia. We also offer MOLPoints for Facebook, an application that enables users to perform MOLPoints transactions, such as topping-up their Facebook balance and game credits, without logging off from Facebook. In addition, MOLPoints can be used to purchase game credits for all games operated on our games portal, MMOG.asia, and other digital content such as music streaming and virus protection software.

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

Our agreements with content providers are either on a purchase basis, which means that we purchase digital content at a discount for resale, or a fulfillment basis, which means that we sell digital content on behalf of the content provider in exchange for a commission or service fee based on the value of content purchased by consumers using MOLPoints, among other factors. In each case, discounts and commissions from content providers are typically 20% of volume but can vary depending on local market practice, the content provider, and the content. In markets where we have grown through acquisition our revenue share for particular content may be as low as 10% or as high as 35% due to legacy agreements entered into with content providers prior to the acquisition. In the years ended December 31, 2013, 2014 and 2015, approximately 75.0%, 68.7% and 58.8% of the content purchased by consumers using MOLPoints was distributed pursuant to purchase agreements, with the remainder on a fulfillment basis. Our agreements with content providers are typically for a term of one year with automatic renewal and may be terminated by either party on 30 days’ written notice. In markets where we have grown through acquisition our agreements with content providers may be for a term longer than one year due to legacy agreements entered into with content providers prior to the acquisition or due to our efforts to secure the relationship with a content provider that is particularly significant to the acquired company.

We and our content providers generally invoice each other monthly and require payment within 15 days following the date of the invoice. MMOG.asia accounted for 4.6%, 2.2% and 1.1% of total fees earned from MOLPoints in 2013, 2014 and 2015, respectively In 2015, Garena accounted for 2.7% of the total fees earned from MOLPoints, which was more than any other content provider.

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

•	Physical. We operate in markets where many consumers primarily use cash for their online purchases, often because they lack access to credit cards and online banking. In order to meet this demand, we offer MOLPoints for sale through our vast network of chain operators such as 7-Eleven convenience stores, individual retailers such as cybercafés, aggregators such as e-pay and consumer-operated kiosks. MOLPoints is the only micropayment system for online game credits that is offered by 7-Eleven Malaysia, which is the largest convenience store chain in Malaysia based on number of stores operated in Malaysia as of March 2014. 7-Eleven Malaysia is ultimately controlled by our major shareholder. In 2013, 2014 and 2015, respectively, 17.4%, 13.2% and 11.6% of total MOLPoints volume was distributed by 7-Eleven Malaysia convenience stores and no other physical distribution partner or chain of physical distribution partners accounted for the distribution of more than 5% of the total MOLPoints volume distributed in any of these years. We also earn revenue from sales of MOLPoints at 7-Eleven convenience stores in Singapore and Thailand. In Singapore we have distribution agreements with 7-Eleven convenience stores, while in Thailand we have a distribution agreement with Advance MPay, a mobile service provider that distributes MOLPoints through 7-Eleven convenience stores. Typically, our agreements with physical distribution partners are for a term of one year and may be terminated by either party upon 30 days’ prior written notice. We pay a commission to the physical distribution partners based on the value of MOLPoints sold. Typically, we invoice physical distribution partners weekly and are paid within 14 days following the date of the invoice. In 2013, 2014 and 2015, respectively, 64.4%, 69.5% and 64.6% of the total MOLPoints volume distributed was distributed by our physical distribution partners.

In Malaysia, the Philippines and Thailand, our physical distribution network for MOLPoints also includes our proprietary MOLReloads distribution network, which serves to reduce our costs in connection with such distribution. For a discussion of distribution of digital content, including MOLPoints, through our MOLReloads distribution network, see “—MOLReloads—MOLReloads Distribution Network.”

•	Electronic. Consumers can purchase MOLPoints electronically using credit cards or online banking from more than 100 banks. We operate local websites for each of Malaysia, Thailand, Turkey, the Philippines, Singapore, Indonesia, the United States, Australia, Brazil, Taiwan, Vietnam and New Zealand. To purchase MOLPoints through online banking, a consumer logs on to our website and selects the bank to be used for payment and the payment is deducted from the user’s bank account. The bank then credits the amount of the payment, net of a commission that is retained by the bank, to our bank account. To purchase MOLPoints using a credit card, a consumer logs on to our website and selects a payment channel, such as MOLPay, Paypal or Skrill, among others. The payment channel processes the payment and credits the amount of the payment net of the payment processor’s commission, to our bank account. For purchases of MOLPoints through a registered account, the consumer’s new balance of MOLPoints is reflected immediately upon payment. In 2013, 2014 and 2015, respectively, 35.6%, 30.5% and 18.3% of the total value of MOLPoints distributed was distributed through electronic distribution channels.

•	Mobile. We also have mobile carrier billing arrangements with SingTel in Singapore and Turkcell, Avea and Vodafone in Turkey whereby telecommunications service providers sell MOLPoints to consumers who are billed on their monthly mobile phone statement. In Singapore, SingTel GXCredits allows SingTel pre-paid and post-paid mobile users to purchase MOLPoints by short-message-services, or SMS, and pay for their MOLPoints through the deduction of pre-paid credit or on their monthly statement. These telecommunications service providers collect payment on our behalf. We have additional mobile carrier billing arrangements through our acquisitions of Easy2Pay and PayByMe in May 2014 and September 2014, respectively. Easy2Pay operates a mobile carrier billing platform in Southeast Asia, including Thailand, Malaysia, Indonesia, the Philippines, Vietnam and Singapore. PayByMe operates a mobile carrier billing platform in Turkey, Saudi Arabia, UAE, Kuwait, Qatar, Oman, Jordan, Lebanon, Iraq, Bahrain, Egypt and Azerbajian. The proportion of MOLPoints distributed through our mobile distribution channels has grown steadily 17.1% of the total MOLPoints volume distributed was distributed by our mobile distribution partners.

Outside of the 11 countries where we operate local websites, MOLPoints are primarily sold through aggregators, which are distributors that use a variety of third party distribution channels and charge us a commission for their distribution. Such sales accounted for less than 1% of our total sales of MOLPoints in 2015.

In several countries where we have acquired distribution platforms, MOLPoints are distributed through the existing platform that we have acquired. These include LoadCentral in the Philippines, Ayopay in Indonesia, Game Sultan in Turkey, Nganluong in Vietnam and Rixty in the United States and Brazil.

MOLReloads

MOLReloads distributes electronic vouchers, or e-vouchers, for pre-paid mobile airtime and digital content including MOLPoints. Consumers can purchase pre-paid mobile airtime for most major mobile service providers in Malaysia, the Philippines and Thailand through our MOLReloads distribution network, which comprises chain operators, including more than 1,900 7-Eleven convenience stores as of December 31, 2015, cybercafés and bookstores, and, in the Philippines, individual distributors who distribute e-vouchers through their mobile phones. In February 2014, we entered into an agreement with InComm, a provider of pre-paid products, services and transaction technologies, for the distribution of point-of-sale activated, or POS-activated, pre-paid gift cards through our MOLReloads distribution network. While the agreement covers territories of Malaysia, Singapore, Indonesia, the Philippines, Thailand and Vietnam, we initially plan to sell POS-activated pre-paid gift cards in Malaysia, Thailand and Singapore, which will represent MOLReloads’ entry into the Singapore market. Sales of digital content, including MOLPoints, through our MOLReloads distribution network are accounted for under MOLPoints.

The following table sets forth certain data with respect to MOLReloads as of the specified dates and for the specified periods.

	As of and for the year ended December 31,
	2013	2014	2015
Active retailers(1)
Malaysia	1,930	2,127	2,569
Philippines	35,151	36,354	33,855
Thailand	123	314	295
Total active retailers	37,204	38,795	36,719
Volume(2) (MYR in millions)
Malaysia	1,123.5	1,269.4	1,492.8
Philippines	88.3	93.1	100.1
Thailand	2.2	6.1	21.9
Total volume	1,214.0	1,368.6	1,614.8

Notes:

(1)	Active retailers refers to the total of number of MOLReloads terminals in Malaysia and Thailand as of the end of the period, in each case which have sold at least one MOLReloads e-voucher during the preceding twelve months, and the number of individual distributors in the Philippines as of the end of the period, which have sold at least one MOLReloads e-voucher during the preceding month.
(2)	Volume refers to the total retail value of pre-paid mobile airtime distributed by MOLReloads during a period. MOLReloads volume tends to be significantly greater than MOLReloads revenue, which excludes amounts that we pay to mobile airtime providers pursuant to our revenue sharing arrangements.

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

Telecommunications Service Providers

The substantial majority of the e-vouchers that we sell through our MOLReloads distribution network are issued by telecommunications service providers. We sell prepaid mobile airtime for 26 telecommunications service providers as of December 31, 2015 either directly or indirectly through resellers. These telecommunications service providers include, among others, all major mobile prepaid service providers in Malaysia, including Digi, Maxis, U Mobile, and Celcom; the Philippines, including Globe, Sun Cellular and Smart; and Thailand, including Advance MPay, DTAC and TRUE. Our agreements with telecommunications service providers are either on a purchase basis, which means that we purchase airtime upfront for resale, or a fulfillment basis, which means that we sell airtime on behalf of the telecommunications service provider. Under purchase agreements, we purchase mobile airtime directly or indirectly from telecommunications service providers at a discount for resale through our MOLReloads distribution network. Under fulfillment agreements, we charge a commission based on the value of airtime sold through our MOLReloads distribution network. Our agreements with mobile prepaid service providers are typically for a term of one year and may be terminated by either party on 30 days’ written notice. In 2013, 2014 and 2015, respectively, approximately 62.5%, 65.5% and 66.3% of MOLReloads’ volume was distributed pursuant to fulfillment agreements, with the remainder on a purchase basis. Our top five mobile carriers account for nearly all of MOLReloads’ revenue.

MOLReloads Distribution Network

Our MOLReloads distribution network includes more than 1,700 terminals located in retail stores operated by chain operators in Malaysia and Thailand and mobile distribution by more than 96,000 individual distributors in the Philippines, including 33,855 active retailers as of December 31, 2015. We believe MOLReloads can attract end users to our distributors and offer our distributors the opportunity to enhance their revenue by selling our products with minimal investment and without maintaining physical inventory. Pre-paid mobile airtime distributed by 7-Eleven Malaysia accounted 72.5%, 74.6% and 72.7% of MOLReloads’ segment revenue in the years ended December 31, 2013, 2014 and 2015, respectively. No other distributor or chain of distributors accounted for more than 9% of MOLReloads’ segment revenue in any of 2013, 2014 and 2015. For the years ended December 31, 2013, 2014 and 2015, MOLReloads’ direct costs and other ancillary expenses, which primarily comprise fees paid to distribution partners, were MYR16.3 million, MYR19.2 million and MYR22.2 million, respectively, which is equal to 1.3%, 1.4% and 1.4%, respectively, of MOLReloads volume in the respective periods.

•	Retail Store Terminals. MOLReloads e-vouchers are distributed through terminals located in more than 2,500 retail stores in Malaysia and 295 retail stores in Thailand as of December 31, 2015. MOLReloads terminals are owned by us and pre-installed with our own proprietary software. We enter into agreements with retail stores, pursuant to which we locate MOLReloads terminals at the retail store, which operates the terminal, and we pay a commission to the retail store based on the value of MOLReloads sales by retail stores. Sales at 7-Eleven Malaysia accounted for the majority of the total value of mobile airtime sold through our MOLReloads distribution network in each of the years ended December 31, 2013, 2014 and 2015. In November 2009, we entered into an exclusive agreement with 7-Eleven Malaysia for MOLReloads, which expires in 2024, pursuant to which we invoice 7-Eleven Malaysia weekly and we are entitled to payment within seven days of the date of the invoice. We introduced bill payment services at 7-Eleven Malaysia in the third quarter of 2014. Our agreements with other retail stores for MOLReloads are typically for a one year term subject to termination upon 30 days’ written notice. Pursuant to these agreements, we typically invoice the retail store monthly and we are typically paid within 15 days of the date of the invoice. In 2013, 2014 and 2015, we derived 72.5%, 74.6% and 72.7% of MOLReloads’ segment revenue from distribution through retail store terminals, all of which was distributed by 7-Eleven Malaysia.

•	Mobile distribution. MOLReloads e-vouchers are distributed through mobile phones operated by more than 96,000 individual distributors in the Philippines as of December 31, 2015, many of which distribute MOLReloads e-vouchers through their own networks of sub-resellers. These distributors distribute e-vouchers by SMS using proprietary software that we developed for feature phones and smartphones and we pay a commission to the distributor. Pursuant to our agreements with these individual distributors, the distributor is required to make specified minimum purchases of mobile airtime, which we sell to the distributor at a discount for distribution to consumers. Our agreements with individual distributors are typically for a one year term subject to termination upon 30 days’ written notice. In 2013, 2014 and 2015, we derived 27.1%, 24.7% and 22.9% of MOLReloads’ segment revenue from mobile distribution.

MOLPay

MOLPay is an integrated payments solution for online merchants, which offers cash, online banking and credit card payment processing options for their consumers. MOLPay has been offered in Malaysia since 2011, Vietnam since 2013 and Indonesia since 2014. We own 51% of MOLPay Sdn. Bhd., which operates MOLPay in Malaysia and 50% of Nganluong, which operates MOLPay in Vietnam. MOLPay Sdn. Bhd. has an agreement with MyClear to serve as a third party (non-bank) acquirer for MyClear’s FPX, and direct debit services in Malaysia.

The following table sets forth certain data with respect to MOLPay as of the specified dates and for the specified periods, excluding MOLPay’s operations in Indonesia, which were launched in 2014 and are not yet material.

	As of and for the year ended December 31,
	2013	2014	2015
Online merchants(1)
Malaysia	1,109	1,389	1,806
Vietnam	2,346	2,416	2,702
Total merchants	3,455	3,805	4,508

Volume(2) (MYR in millions)
Malaysia	65.0	87.3	197.5
Vietnam	79.2	267.2	454.1
Total volume	144.3	354.5	651.6

Notes:

(1)	Online merchants refers to the number of online merchants in Malaysia and Vietnam that accepted MOLPay as a payment option as of the end of the period.
(2)	Volume refers to the total value of payments processed by MOLPay during a period. MOLPay volume tends to be significantly greater than MOLPay revenue, which excludes amounts paid to financial institutions.

How MOLPay Works

When making a purchase on an online merchant website that uses MOLPay, consumers can select MOLPay as the mode of payment. Upon selecting MOLPay, a consumer may select any one of a number of online and physical modes of payment.

•	Electronic Payment. Credit card payments currently comprise the majority of payments through MOLPay. MOLPay also provides for payments by online banking and was connected to the online banking platforms of more than 100 banks as of December 31, 2015. Electronic payment can be made online through HTML using computers and mobile devices. When a consumer chooses to pay electronically, online or using a mobile device, MOLPay authenticates the transaction with the relevant financial institution, which reverts to MOLPay in real time with the payment result. MOLPay informs the e-commerce merchant of the result, and the financial institution settles payment to MOLPay. MOLPay then remits the purchase price, net of MOLPay’s commission, to the merchant. We are also in the process of becoming a third party acquirer for processing credit card transactions by becoming a direct member of major card payment networks. We expect that this would enable us to improve merchant approval times and processing as well as have more competitive rates for credit card processing.

•	Physical Payment. MOLPay has agreements with various distribution partners, including 7-Eleven and other convenience stores, cybercafés and bookstores, for more than 23,000 additional physical payment points in Malaysia, Singapore and Indonesia, which are in the process of being activated. MOLPay’s physical payment network is intended to make e-commerce available to consumers without access to a credit card or online banking. When a consumer chooses to pay at a physical payment point, the online merchant initiates a payment request to MOLPay, which generates a MOLPay Transaction Identification Number. The consumer brings the MOLPay Transaction Identification Number to any of MOLPay’s physical payment points for cash payment. Upon payment, the physical payment point notifies MOLPay that the MOLPay Transaction Identification Number has been paid and MOLPay notifies the online merchant. MOLPay settles payments in batches with physical payment points. MOLPay then remits the purchase price, net of MOLPay’s commission, to the online merchant.

Online Merchants

As of December 31, 2015, MOLPay was accepted by 1,806 online merchants in Malaysia and 2,702 online merchants in Vietnam. MOLPay enables consumers to pay online merchants quickly and easily without sharing sensitive financial information with the online merchant. MOLPay enters into agreements with online merchants which are typically for a one year term and may be terminated by either party upon 30 days’ written notice. We earn revenue by charging a commission based on the purchase price, which is deducted from the amount that we remit to the online merchant. MOLPay’s commission tends to represent a relatively higher percentage of the purchase price for small and medium sized merchants compared with larger merchants, such that MOLPay’s segment gross profit margin may be adversely impacted to the extent MOLPay derives a greater proportion of its volume from larger merchants in future periods. We settle payment with online merchants on a weekly basis in batches that includes payments from all applicable payment channels. Commissions earned from payments processed for MOLPoints accounted for 6.5%, 7.2% and 4.0% of MOLPay’s revenue from Malaysia in 2013, 2014 and 2015, respectively. Garena Vietnam accounted for 33.6% of MOLPay’s segment revenue in 2015.

MOLWallet

MOLWallet is an account-based online and mobile payment processing and money transfer system that is intended to replace a physical wallet and represents our first product that is primarily targeted at mobile consumers. In March 2016, BNM approved our MOLWallet license application. We plan to launch MOLWallet in Malaysia during the second quarter of 2016. MOLWallet accountholders can pay for digital and physical retail goods and services, pay third party bills and reload pre-paid accounts for mobile airtime and other products and perform peer-to-peer money transfers through a convenient, secure and intuitive online or mobile interface with multiple payment methods. Deposits into an accountholder’s MOLWallet can be made from cash, bank accounts, credit and debit cards and money transfers through the existing technology and distribution networks of MOLReloads and MOLPay. An MOLWallet account holder can withdraw their MOL Wallet balance to their nominated bank account, and/or at major ATMs on “cardless withdrawal” platform. Payments for goods and services using MOLWallet can be initiated from a MOLWallet interface, whereby a consumer selects a merchant from our platform for payment, or a merchant interface, whereby a consumer selects MOLWallet as the mode of payment for a purchase. We plan to earn revenue by charging a commission for purchases, peer-to-peer transfers and cash withdrawals made using MOLWallet.

We plan to offer downloadable MOLWallet applications for the most popular mobile and digital platforms and devices powered by Android and iOS operating systems. These efforts are a vital part of our overall marketing strategy to foster adoption of MOLWallet among consumers and merchants.

MMOG.asia

MMOG.asia is an online games portal that we have operated since 2012 when we acquired our initial equity interest of approximately 80% in MyCNX which operates MMOG.asia. MMOG.asia operates across Southeast Asia in five languages and offers localized platforms for the Malaysian, Thai and Indonesian markets. While each of MMOG.asia’s games is free to play, MMOG.asia sells in-game items and virtual goods to game players and each of MMOG.asia’s games accepts MMOG.asia’s online currency, MCoins, to purchase game credits. MCoins can be purchased using MOLPoints or cash. Our operation of MOLPoints provides knowledge of the online gaming market that we apply in selecting games to operate on MMOG.asia. MMOG.asia also benefits from our MOLPoints platform to expand its business. In 2013, 2014 and 2015, MMOG.asia’s segment revenue was MYR23.7 million, MYR21.7 million and MYR11.7 million, respectively, representing 13.8%, 10.7% and 4.7%, respectively, of our total revenue. In May 2014 we acquired the remaining equity interest in MyCNX that we did not already own.

The following table sets forth certain information with respect to MMOG.asia as of the dates specified and for the periods specified.

	As of and for the year ended December 31,
	2013	2014	2015
Active paying users(1)	110,826	56,865	43,279
AVPPU(2) (MYR)	290.9	383.6	344.2
Volume (MYR in millions)(3)	32.2	21.8	14.9

Notes:

(1)	Active paying users refers to the number of unique users who have purchased game points on MMOG.asia during the preceding 12 months.
(2)	AVPPU refers to average volume per paying user, which is equal to total volume for a preceding twelve month period divided by the number of active paying users as of the end of the period.
(3)	MMOG.asia volume is the total retail value of content sold by MMOG.asia during the preceding twelve months.

MMOG.asia Games

As of December 31, 2015, MMOG.asia operated 32 massive multi-player online games, or MMOGs including 4 mobile games. These include Boomz (DDT), which was launched in 2009 and DivoSaga (Wartune), which was launched in 2011. MMOG.asia continually identifies new games for distribution on its portal. We seek to launch 15 to 20 new games every year. MMOG.asia expects to launch 14 new games in 2016, including 12 mobile games.

MMOG.asia’s licensed games are offered free-to-play and generate revenue from the sale of in-game virtual goods to game players. Virtual goods include avatars, weapons, equipment and other items used to enhance players’ status in a game. Virtual goods are packaged or bundled along with virtual currency on a promotional basis with a view to stimulating spending by players.

We license online games from game developers, which deliver the game titles for publication on the MMOG.asia portal. Most games published by MMOG.asia are localized for one or more of the Malaysian, Indonesian and Thai markets, for example through translation to local languages and adaptation of game elements to local cultures, while certain other games are targeted to a single market. MMOG.asia offers games in languages including Chinese, English, Bahasa Indonesia, Bahasa Malaysia and Thai. To identify games for investment, we rely on our industry experience to evaluate the market potential of targeted products based on market demand, the level of support that game developers are willing to commit, and the reputation of the game developer. One of MMOG.asia’s most successful products has been Boomz (DDT), which accounted for 49.1%, 38.9% and 30.9% of MMOG.asia’s segment revenue in 2013, 2014 and 2015, respectively.

The cost of licensing games from game developers generally consists of an upfront licensing fee and royalties between 30% to 40% of our revenues from operating the games. Under the license agreements, we have the exclusive right to operate the games in specified markets. Generally, the license agreements have a term of two to five years. Licensors typically license updates and expansion patches to us, for which we may be required to pay depending on the terms of the license agreement. Our license agreements typically require the licensor to provide us with a pre-specified level of technical support, and any additional technical support required by us may be subject to payment.

MMOG.asia Player Base

As of December 31, 2015, MMOG.asia operated 32 games, including multiple games in multiple languages in the same series, and had more than 43,000 active paying users as of December 31, 2015, which is almost 24% lower compared with 2014 primarily due to the substantial migration of games players to mobile platforms. See “Risk Factors – Our growth prospects will suffer if we are unable to continue to grow our business for mobile platforms.”

We seek to strengthen our game players’ loyalty by, among other things, closely monitoring players’ feedback, preferences and demands, introducing new game updates, providing a high level of customer service in a timely manner and also rewarding players through reward campaigns and events which run periodically.

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

MOLReloads is offered in Malaysia, the Philippines and Thailand. MOLPay is offered in Malaysia, Vietnam and Indonesia. In March 2016, BNM approved our MOLWallet license application. We plan to launch MOLWallet in Malaysia during the second quarter of 2016. We operate local platforms in local languages for MMOG.asia in Malaysia, Thailand and Indonesia.

Please refer to Item 5.A. “Operating and Financial Review and Prospects – Selected Statements of Operations Items – Revenue” for a breakdown of total revenues by category of activity and geographic market for 2013, 2014 and 2015.

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

Thailand

We have operated MOLPoints in Thailand since our acquisition of Funloader in 2009, MOLReloads since 2010 and our localized platform for MMOG.asia since our acquisition of MyCNX in 2012. In Thailand, we also operate EasyTOPUP, a product that is similar to MOLPoints and treated as part of MOLPoints for purposes of this annual report. In addition, MOL Thailand acquired 60% of Easy2Pay, a mobile payment service, in 2014. We are currently in negotiation to acquire the second tranche, 20% of Easy2Pay which is expected to be concluded during 2016.

Turkey

We have operated MOLPoints for the Turkish market, which is branded as Game Sultan, since our acquisition of a 70%-interest in Game Sultanin 2013. In 2014, we acquired 51% of PayByMe, a mobile carrier billing platform that currently operates in Turkey, Saudi Arabia, UAE, Kuwait, Qatar, Oman, Jordan, Lebanon, Iraq, Bahrain, Egypt and Azerbajian. In April 2015, we restructured the mobile payment business of PaytoGo into PayByMe. Under the restructuring arrangement, PaytoGo will no longer operate a mobile payment business in Turkey. Both companies agreed to cooperate and share the revenue of the previous PaytoGo mobile payment business.

Philippines

We have operated MOLPoints and MOLReloads in the Philippines since 2010. In 2011, we acquired 100% of Uniwiz, which operates LoadCentral, a network of individual distributors who distribute e-vouchers through smartphones, which serves as our primary distribution network for MOLReloads and MOLPoints in the Philippines.

Vietnam

We have operated MOLPay in Vietnam since 2013, when we acquired 50% of Nganluong, which serves as our primary distribution channel for ecommerce transactions in Vietnam.

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

Seasonality

Our sales have historically been higher during festive periods, as our business tends to benefit from consumers’ increased leisure time. Such periods include Chinese New Year, which generally occurs in January or February, Ramadan, which occurred in the third quarter in each of 2013, 2014 and the second and third quarters in 2015, and the December holiday season.

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

Brand Awareness

We believe the MOL brand is well-known within the gaming industry in Malaysia and Thailand, while Game Sultan and PayByMe are well-known brands in the gaming industry in Turkey. Similarly, Load Central has a strong brand name in Philippines. We seek to develop consumer awareness of our MOL brand throughout the world. We believe that maintaining a social media presence is important to sustaining brand awareness in our industry. We had over 1.2 million Facebook fans as of December 31, 2015. We also maintain individual country pages on Facebook for Malaysia, Indonesia, the Philippines, Singapore, Thailand, Vietnam and Australia, to engage our users with local content. We consider social media to be a key avenue for customer service and feedback. We use social media to share and update new products, games, content and services with our customers, in addition to obtaining important feedback from our customer base that may reduce the time required to discover and address any problems with our products and services. We have a dedicated social media manager who oversees our social activities on Facebook.

Consumer Loyalty and Support

Our MOLPoints micropayment system offers the MOLPoints Rewards Program to foster consumer loyalty and build our customer database. For every purchase of MOLPoints, consumers are credited with rewards points. Consumers may log in to their registered MOL account at our portal to select from a variety of products and services for redemption, including various denominations of MOLPoints, depending on their balance of rewards points. Similarly, MOLPay offers the BCard loyalty program, through which consumer can accumulate rewards points for redemption. In addition, we operate an in-house consumer call center that can be accessed by phone or internet 24 hours per day, 7 days per week. Our call center primarily assists consumers seeking to purchase MOLPoints.

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

With a view to managing our incremental technology costs, payment processing services provided by each of MOLPoints and MOLReloads rely on the same technological infrastructure, which is scalable and customizable. Our payment processing platform consists of a database, a processing system and interfaces for consumers, MOLPoints content providers and MOLReloads telecommunications service providers and distribution partners. The interfaces are connected to the processing system through secure protocols, namely secure sockets layer (SSL), and transmission control protocol / internet protocol (TCP/IP). In order to reduce the risk of a virus spreading through our entire network, our terminals are not connected to each other. Our MOLReloads terminals are manufactured by Ingenico and Castles Technology using a unique compact design that is designed to reduce technical complexity and potential operating defects. Our MOLReloads terminals are built with up-to-date Payment Card Industry Point-of-Sale PIN Transaction Security Standard (PCI PTS) security with a view to assuring reliable and secure operation. The software used in our terminal server is a proprietary application that we developed in-house. We update the software on our MOLReloads terminals remotely approximately semi-annually. MOLPoints and MOLReloads have adopted Microsoft’s approved best practices for the continuing development of the relevant backend transaction systems.

Our integrated application programming interface (API), enables the content providers, telecommunications service providers and online merchants, respectively, to verify the authenticity of e-vouchers issued by MOLPoints, MOLReloads and MOLPay. MOLPay uses a platform for global credit card payment processing, domestic alternate payment processing, in-house fraud management and consolidating settlement data processing, which, in each case, is compliant with the Payment Card Industry Data Security Standard, or PCI DSS, a widely accepted security standard set by the PCI Security Standard Council, a body formed in 2006 by five major credit card issuers. MOLWallet, which we plan to launch in Malaysia inthe second quarter of 2016, was jointly developed by MOLPay’s technical team and Nganluong’s e-wallet team.

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

MOLWallet, which we plan to launch in Malaysia inthe second quarter of 2016, will have a fraud control filter system that is designed to detect suspicious transactions and block associated accounts. Similar to major payment networks, MOLWallet employs a 3-D secure system, which adds a further layer of security to online payments by requiring the consumer to perform an additional authentication step, usually by entering a confirmation code sent by SMS to the consumer’s mobile phone in connection with each transaction. In addition, MOLWallet users are required to enter a unique six digit passcode to initiate transactions.

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

Insurance

We maintain insurance to cover potential damage to our property and computer hardware accessories, office equipment, furniture and fittings as well as insurance for employees. These include all risk insurance (covering theft, fire, burglary, accidental damage) for our property, computer hardware and accessories, office equipment, furniture and fittings; public liability insurance; staff personal accident insurance; staff medical hospitalization insurance; group business travel insurance. We also maintain director and key officers’ liability insurance. We do not maintain business interruption insurance, insurance that covers external data media (cost of re-keying in data) or insurance that covers software, cyber-attacks or data loss. We do not carry key person insurance on any member of our management team.

Legal Proceedings

Between November 24, 2014 and December 2, 2014, three putative class actions were commenced against, among others, MOL Global, Inc. (“MOL”) and certain of its officers and directors, in the United States District Court for the Southern District of New York captioned Freedman v. MOL Global, Inc., et al., 14 CV 9357 (WHP), Grodko v. MOL Global, Inc., et al., 14 CV 9397 (WHP) and Jewell v. MOL Global, Inc., et al., 14 CV 9493 (WHP). Each asserts claims under Sections 11 and 15 of the Securities Act of 1933 on behalf of investors who acquired MOL American Depository Shares (“ADSs”) between October 9, 2014 and November 20, 2014, and/or who acquired ADSs pursuant and/or traceable to the Registration Statement and Prospectus issued in connection with MOL’s October 9, 2014 initial public offering. The Freedman and Grodko actions also assert claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934.

On December 22, 2014, plaintiffs voluntary dismissed the Grodko action. Motions for lead plaintiff were due on or about January 23, 2015.

On May 8, 2015, the Court consolidated the actions and appointed Lead Plaintiff and Lead Counsel. A consolidated complaint was filed on July 7, 2015 and a second consolidated amended complaint was filed on October 7, 2015. MOL’s motion to dismiss the second consolidated amended complaint was fully briefed as of December 21, 2015.

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

Our principal executive offices comprise approximately 2,322 square meters of office space located at Berjaya Times Square in Kuala Lumpur, which we have leased from an entity controlled by our major shareholder through 2017. Our headquarters has been at this location since 2008. We also own or lease various properties for our local offices in Thailand, Turkey, the Philippines, Singapore, Vietnam, Indonesia and Australia. Our leased properties mainly consist of office premises, a portion of which are leased from related parties.

We believe our existing premises are adequate for our current business operations and that additional office space can be obtained on commercially reasonable terms to meet our future requirements.

The following table sets forth certain information with respect to our owned and leased properties as of December 31, 2015.

Location	Size (sq. m.)	Use	Owner or Tenant

Berjaya Times Square, No. 1, Jalan Imbi, 55100 Kuala Lumpur, Malaysia

Parcel No. 09-64, 63, 62, & 97 (Postal address 09-77, 78, 79 & 100), Nineth Floor; Parcel no. 07-01A, 07-1, 08-01A, 08-01 and 08-02 Seventh and Eighth Floor; and Lot No. 08-64 (Postal address 08-55), Lot No. 08-77A-2 (Postal address 08-77A-2), Eighth Floor.	2,322.49	Office, storage	Leased by MOL AccessPortal

Level 5, Wisma N2N, Tower 2, Avenue 3, Bangsar South, No. 8, Jalan Kerinchi, 59200 Kuala Lumpur, Malaysia	358.79	Office	Leased by MyCNX

Unit B-2-2, Northpoint Office Suites, Mid Valley City, No. 1, Medan Syed Putra Utara, 59200 Kuala Lumpur, Malaysia	130.99	Office	Leased by our subsidiary, MOL Managed Services Sdn Bhd

2 Fl, 950/135 Royal River Place, Soi Rama3, 38 Rama 3 Rd Bangphongphang, Yannawa Bangkok 10120, Thailand	108.82	Office (Thailand headquarters of MOL Thailand)	Owned by Zest

Royal River Place, Soi Rama3, 38 Rama 3 Rd Bangphongphang, Yannawa Bangkok 10120, Thailand

2 Fl, 950/136;	356.71	Office and car park
2 Fl, 950/137;	(and		Owned by Zest
2 Fl, 950/138;	nine
1 Fl, 950/141;	parking
1 Fl, 950/142; and	spaces)
Car Park Building.

3 Fl, 3A14, Fortune Tower, Huaykwang, Bangkok, Thailand	86	Zest’s Showroom	Leased by Zest

3 Fl, Room 315, 292, Digital Gateway, Pathumwan, Bangkok, Thailand	31	Zest’s Showroom	Leased by Zest

3 Fl, Room XY146, Central Rama 2, Rama 2 Rd., Bangkok, Thailand	12.37	Zest’s Showroom	Leased by Zest

Ord. Prof. Dr. Fahrettin Kerim Gökay cad. No: 31 EURO İş Merkezi A Blok Altunizade, Üsküdar/İSTANBUL	1,000	Office	Leased by PaytoGo

Mehmet Akif Cad. Plümer Apt. No:62 D:9 Lefkoşe, Turkish Republic of Northern Cyprus	85	Office	Leased by Game Sultan

3/F, CWI Corporate Center 1050 Quezon Avenue, Quezon City, Philippines	429.29	Office	Leased by Uniwiz

12A Floor, VRC Online Building, No.18, Tam Trinh Street, Hai Ba Trung District, Hanoi Vietnam	110	Office	Leased by Nganluong

3rd Floor, VTC Online, No 132 Cong Hoa, Ward 4, Tan Binh Dst, HoChiMinh, Vietnam	91.2	Office	Leased by Nganluong

Grand ITC Permata Hijau, Blok Emerald No. 8, Jalan Letjen Soepeno, Kebayoran lama, Jakarta Selatan, 12210 Indonesia	300	Office	Leased by MOL Indonesia

133 Kearny St. STE 202, San Francisco, CA 94108	127	Office	Leased by Rixty

A05, 6F, No. 83, Sec. 1, Chonqing S. Rd., Zhongzheng Dist., Taipei City 100, Taiwan	12.56	Office	Leased by MOL Taiwan

ITEM 4A.	Unresolved Staff Comments

None

ITEM 5.	Operating and Financial Review and Prospects

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

Overview

We operate a payments platform that facilitates online and mobile commerce for consumers in emerging and other markets by providing a vast network of payment channels that accept payment using cash and online methods. Our physical distribution network comprises more than 970,000 physical locations in 11 countries across four continents where we maintain a local presence as of December 31, 2015 and physical locations in other countries where we have relationships with aggregators that distribute our products through channels with which they have relationships. We also have mobile and electronic distribution channels that accept major credit cards and online banking from more than 100 banks globally as of December 31, 2015. Our primary product is MOLPoints micropayment system, which sells payment credits that can be used by consumers to purchase online game credits and other digital content, including Facebook Game Cards. We also operate MOLReloads, a distribution network that distributes prepaid mobile airtime and digital content; MOLPay, a payments solution for online merchants; and MMOG.asia, an online games portal. In March 2016, BNM approved our MOLWallet license application. We plan to launch MOLWallet in Malaysia during the second quarter of 2016. Our products provide various opportunities to acquire and retain customers and their payment credentials, which present cross-selling opportunities for our existing and future solutions. Our user base consists of both registered and unregistered users.

MOLPoints can be used to purchase credits that can be used in thousands of online games and other digital content, from over 800 content providers as of December 31, 2015. We operate in markets that are largely cash-based and offer consumers the opportunity to purchase MOLPoints in cash through our physical distribution network, which comprises chain operators such as 7-Eleven, individual retailers such as cybercafés, and aggregators such as e-pay. Our physical distribution network for MOLPoints includes our MOLReloads distribution network in Malaysia, the Philippines and Thailand. In addition, MOLPoints are available for purchase using credit cards, through online banking and at electronic kiosks in retail locations. We currently operate local websites for MOLPoints, or equivalent products for local markets, in 11 countries, namely Malaysia, Thailand, Turkey, the Philippines, Singapore, Indonesia, the United States, Australia, Brazil, Taiwan and Vietnam.

MOLReloads distributes electronic vouchers, or e-vouchers, for pre-paid mobile airtime and digital content including MOLPoints. Consumers can purchase prepaid mobile airtime for most major mobile service providers in Malaysia, the Philippines and Thailand through our MOLReloads distribution network, which comprises chain operators, including more than 1,900 7-Eleven convenience stores as of December 31, 2015, cybercafés and bookstores, and in the Philippines, individual distributors who distribute e-vouchers through mobile phones and personal computers in cybercafés. In January 2014, we entered into an agreement with InComm, a provider of pre-paid products, services and transaction technologies, pursuant to which we plan to distribute point-of-sale activated, or POS-activated, pre-paid gift cards through our MOLReloads distribution network.

MOLPay is an integrated payments solution for online merchants, which offers cash, online banking and credit card payment processing options for their consumers. MOLPay is operated in Malaysia and Indonesia by our 51%-owned subsidiary, MOLPay Sdn. Bhd., and in Vietnam by our 50%-owned subsidiary, Nganluong. MOLPay has an agreement with MyClear to serve as a third party (non-bank) acquirer for MyClear’s FPX and direct debit services in Malaysia. In addition to online banking and credit card payment, MOLPay has agreements with various distribution partners for collecting payments at more than 23,000 additional physical cash payment points in Malaysia, Singapore and Indonesia, including at 7-Eleven and other convenience stores, cybercafés and petrol stations, which are in the process of being activated. As of December 31, 2015, consumers could use MOLPay to make purchases from 4,508 online merchants.

MOLWallet is our planned account-based online and mobile payment processing and money transfer system that is designed to effectively replace a physical wallet using a mobile phone. Account holders will be able to pay for digital and physical retail goods and services, pay third party bills, reload pre-paid accounts for mobile airtime and other mobile applications as well as perform peer-to-peer money transfers through a convenient, secure and intuitive online or mobile interface with multiple payment methods. MOLWallet uses technology that was originally developed by Nganluong Joint Stock Company, or Nganluong, an online payments solutions provider based in Vietnam that we acquired in 2013. In March 2016, BNM approved our MOLWallet license application. We plan to launch MOLWallet in Malaysia during the second quarter of 2016.

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

Segments

For management purposes, our business is organized into five segments, as follows:

•	MOLPoints, which includes revenue derived from the sale of online MOLPoints vouchers;

•	MOLReloads, which includes revenue derived from the electronic distribution of pre-paid airtime and PINs through our MOLReloads distribution network;

•	MOLPay, which includes revenue derived from the provision of an online payment solution that online merchants use to collect payments from consumers;

•	MMOG.asia, which includes revenue derived from the sale of game credits to consumers who play games on MMOG.asia; and

•	Others, which primarily includes income derived from the sale of internet media products, including promotional services that we provide to games publishers and the sale of electronic related services, including the provision of technology outsourcing services to BLoyalty Sdn. Bhd., a company that is indirectly controlled by our major shareholder, Tan Sri Dato’ Seri Vincent Tan.

Key Measures of Operating Performance

Our management monitors the financial and operating performance of MOLPoints, MOLReloads, MOLPay and MMOG.asia on the basis of the measures described below.

MOLPoints

The following table sets forth our key operating measures for MOLPoints as of the specified dates and for the specified periods.

	As of and for the year ended December 31,
	2013	2014	2015

Registered Members(1)	4,443,886	6,278,309	7,725,581

Active registered paying users(2)	1,007,344	1,035,233	920,998

Volume(3) (MYR in millions)
Volume from registered consumer members(4)	262.8	286.9	244.4
Consumer direct purchase volume(5)	154.0	260.5	399.3
Direct channel volume(6)	172.5	168.1	148.5
Total volume	589.3	715.6	792.2
Malaysia	214.5	181.3	185.0
Southeast Asia (other than Malaysia)	265.4	360.9	336.8
Turkey(7)	86.6	119.0	198.2
Rest of the world	22.8	54.4	72.2
Total volume	589.3	715.6	792.2

Transactions(8)
Transactions by registered members	11,061,262	10,209,603	7,919,880
Transactions through direct purchase(9)	9,782,267	17,888,346	34,200,891
Total transactions	20,843,529	28,097,949	42,120,771

Notes:

(1)	Registered members refers to the number of MOLPoints accounts that have been registered as of the end of a period.
(2)	MOLPoints active registered paying users is the number of unique MOLPoints accounts that have been used to purchase or redeem MOLPoints during the preceding twelve month period.
(3)	MOLPoints volume is the total retail value of content purchased through redemption of vouchers for games and other digital content provided by content providers using MOLPoints during the period. MOLPoints volume tends to be significantly greater than MOLPoints revenue, which excludes amounts that we pay to digital content providers pursuant to our revenue sharing arrangements.
(4)	Volume from registered consumer members refer to the total volume of content purchased through redemptions of MOLPoints in registered MOLPoints accounts during a period.
(5)	Direct purchase volume refers to the total volume of content purchased by end-users through redemptions of MOLPoints during a period without creating a registered MOLPoints account.
(6)	Direct channel volume refers to the total volume of content purchased through redemptions of MOLPoints during a period by cybercafés and distributors that redeem MOLPoints for digital content that the cybercafés and distributors sell to end-users.
(7)	Prior to our acquisitions of 70% of each of Game Sultan and PaytoGo in 2013, we did not have operations in Turkey.
(8)	Transactions refers to the number of unique purchases of MOLPoints, in any volume, during a period.
(9)	Transactions through direct purchase includes all transactions that relate to either consumer direct purchase volume or direct channel volume.

MOLReloads

The following table sets forth our key operating measures for MOLReloads as of the specified dates and for the specified periods.

	As of and for the year ended December 31,
	2013	2014	2015
Active retailers(1)
Malaysia	1,930	2,127	2,569
Philippines	35,151	36,354	33,855
Thailand	123	314	295
Total active retailers	37,204	38,795	36,719
Volume(2) (MYR in millions)
Malaysia	1,123.5	1,269.4	1,492.8
Philippines	88.3	93.1	100.1
Thailand	2.2	6.1	21.9
Total volume	1,214.0	1,368.6	1,614.8

Notes:

(1)	Active retailers refers to the total of number of MOLReloads terminals in Malaysia and Thailand as of the end of the period, in each case which have sold at least one MOLReloads e-voucher during the preceding twelve months, and the number of individual distributors in the Philippines as of the end of the period, which have sold at least one MOLReloads e-voucher during the preceding month.
(2)	Volume refers to the total retail value of pre-paid mobile airtime distributed by MOLReloads during a period. MOLReloads volume tends to be significantly greater than MOLReloads revenue, which excludes amounts that we pay to mobile airtime providers pursuant to our revenue sharing arrangements.

MOLPay

The following table sets forth our key operating measures for MOLPay as of the specified dates and for the specified periods, excluding MOLPay’s operations in Indonesia, which were launched in 2014 and are not yet material.

	As of and for the year ended December 31,
	2013	2014	2015
Online merchants(1)
Malaysia	1,109	1,389	1,806
Vietnam	2,346	2,416	2,702
Total merchants	3,455	3,805	4,508

Volume(2) (MYR in millions)
Malaysia	65.0	87.3	197.5
Vietnam	79.2	267.2	454.1
Total volume	144.3	354.5	651.6

Notes:

(1)	Online merchants refers to the number of online merchants in Malaysia and Vietnam that accepted MOLPay as a payment option as of the end of the period.
(2)	Volume refers to the total value of payments processed by MOLPay during a period. MOLPay volume tends to be significantly greater than MOLPay revenue, which excludes amounts paid to financial institutions.

MMOG.asia

The following table sets forth our key operating measures for MMOG.asia as of the specified dates and for the specified periods.

	As of and for the year ended December 31,
	2013	2014	2015
Active paying users(1)	110,826	56,865	43,279
AVPPU(2) (MYR)	290.9	383.6	344.2
Volume (MYR in millions)(3)	32.2	21.8	14.9

Notes:

(1)	Active paying users refers to the number of unique users who have purchased game points on MMOG.asia during the preceding 12 months.
(2)	AVPPU refers to average volume per paying user, which is equal to total volume for a preceding twelve month period divided by the number of active paying users as of the end of the period.
(3)	MMOG.asia volume is the total retail value of content sold by MMOG.asia during the preceding twelve months.

Factors Affecting our Results of Operations

The significant factors that affect our results of operations include the following:

Developments within the online and mobile digital content industry

Our segment revenue from each of MOLPoints and MMOG.asia is affected by the overall demand for game credits in the markets in which we operate, which is in turn affected by developments within the online and mobile gaming industry. The following are certain key factors which affect the online and mobile gaming industry:

•	Launch of new games and release of enhancements. As of December 31, 2015, MOLPoints can be used to purchase game credits and other digital content, including thousands of online games, provided by more than 800 content providers, and MMOG.asia operates 32 licensed online games. The volume of MOLPoints that we sell is significantly affected by the number of new games launched by content providers, the popularity of new and existing games and our ability to develop and maintain relationships with content providers. Similarly, MMOG.asia’s success is significantly affected by the number of games launched on MMOG.asia and their popularity.

•	Game monetization. The vast majority of MOLPoints are redeemed by consumers to purchase virtual goods within online games, while MMOG.asia earns revenue from the sale of in-game items and virtual goods to game players. In addition, most of MMOG.asia’s games accept MOLPoints to purchase game credits. The extent to which players choose to pay for virtual goods in games is driven by the ability of our content provider partners, including MMOG.asia, to create content and virtual goods that enhance the game-play experience.

•	Marketing expenditure. Although we acquire most of our users through unpaid channels and through our game merchants websites, we also utilize advertising and user acquisition and retention programs, such as promotions and gaming contests, to grow and retain our user base. The amount, cost and effectiveness of such activities are factors that affect our operating results.

•	The adoption of mobile games. In recent years there has been an increasing shift to mobile gaming whereby users play online games using mobile devices. Our results of operations will be significantly affected by the extent to which mobile game players purchase online game credits and our ability to adapt to the mobile gaming environment. In particular, the relative success of mobile games launched by our content provider partners, including MMOG.asia, and our ability to monetize mobile games and their users, including through mobile carrier billing arrangements, will significantly affect our results of operations.

•	Global games and global games platforms. In recent years, global games have accounted for an increasing share of the online games market, largely due to the availability of increased internet bandwidth and global games platforms. Our revenue sharing arrangements for global games that are not operated on global platforms tend to be more favorable than those of our MOLPoints business as a whole, while our revenue sharing arrangements for games that are operated on global platforms tend to be less favorable than those of our MOLPoints business as a whole. The increasing adoption of global games and global games platforms may significantly affect our results of operations.

•	New forms of digital content. Digital content other than games is expected to account for an increasing share of the overall market for digital content. In particular, the rise of mobile chat applications has led to an increase in the use of emoticons. For example, LINE uses our payment services on a non-exclusive basis to monetize its chat services in Thailand. LINE is an application for instant messaging on smartphones and personal computers, which allows users to exchange text messages, graphics, video and audio media, make free VoIP calls and hold free audio and video conferences. The adoption of these and other similar forms of digital content, and the adoption of our payment services in connection with the marketing of such digital content may significantly affect our result of operations.

Developments in the payments industry

Our segment revenue from each of MOLPoints, MOLReloads and MOLPay is affected by developments in the payments industry. The factors below are certain key factors which affect the payments industry:

•	The relative use of cash and electronic payment systems in the markets in which we operate. Changes in the number of transactions using cash as a means of payment is an important variable affecting our revenues. Many of our users do not readily have access to credit card, debit card or bank transfer services, and require alternative methods for payment for online products and services. Our physical distribution network, which includes convenience stores, cybercafés, bookstores and other retail stores, provide access to e-commerce for such users by facilitating cash payments. In 2015, cash payments accounted for 69.2%, of transactions conducted by our user community on our platform. If the use of cash as a means of payment declines in our key markets, we would be exposed to greater competition from competitors that primarily provide electronic payment solutions and our profit margin would be adversely affected by the fees we are required to pay to financial institutions in connection with electronic payments, each of which would adversely affect our results of operations.

•	Adoption of alternative payment structures. The volume of online transactions has grown considerably and continues to grow, while limited credit card penetration in emerging markets has resulted in the proliferation of alternative methods of payment. We believe that growth in online transactions and alternative payment methods will be an important driver to increase the number of potential content providers and merchants for which we can offer payment services and the potential number of users of MOLPoints, MOLPay and MOLWallet, the latter of which we plan to launch in Malaysia in the second quarter of 2016. We expect payment volumes from online transactions and alternative payment methods to increase significantly in the coming years.

•	The fees we pay to financial institutions in connection with our payment processing operations. We rely on banks or other payment processors to process transactions, and we pay fees for this service. From time to time, payment card networks have increased, and may increase in the future, the interchange fees and assessments that they charge for each transaction using one of their cards. We may not be able to pass on all of the increases in interchange fees or debit network fees along to our online merchants, if at all. The extent to which we are able to pass any increases in fees on to customers could impact our profit margins.

Our distribution network and merchant network and arrangements with content providers and mobile airtime providers

Our results of operations are affected by our ability to continue to build out our distribution and merchant networks and our arrangements with digital content providers and telecommunications service providers. Our physical distribution network includes more than 970,000 physical locations in 11 countries where we maintain a local presence, and other locations in countries where we do not maintain a local presence but have indirect relationships with physical distribution locations. As of December 31, 2015, we provided payment services for customers of more than 800 content providers through MOLPoints, 26 telecommunications service providers through MOLReloads, and 4,508 online merchants through MOLPay. We have expanded into various other countries by acquiring an existing distribution network rather than developing one organically. Our distribution network is a key factor that affects our ability to reach consumers and attract content providers, telecommunications service providers and online merchants to our platform.

Our agreements with digital content providers and telecommunications service providers are either on a purchase basis, which means that we purchase digital content and mobile airtime at a discount for resale, or a fulfillment basis, which means that we sell digital content or mobile airtime on behalf of the digital content or telecommunications service provider in exchange for a commission or service fee based on the value of digital content or mobile airtime purchased by consumers using MOLPoints, among other factors. MOLPoints’ revenue sharing arrangements with content providers typically provide for MOLPoints’ share to be 20% of volume, but this share can vary depending on local market practice, the content provider, and the content. MOLReloads’ discounts and commissions from telecommunications service providers are typically between 3% and 10% of volume for purchase agreements and less than 1% of volume for fulfillment agreements. Our telecommunications service providers may from time to time change our revenue sharing arrangements for MOLReloads. In general, following periods of increased volume, telecommunications service providers have greater bargaining power in the contractual negotiations to reduce our share of the revenue sharing arrangement. For example, in 2015 certain telecommunications service providers in Malaysia reduced our revenue share following a period of increased volume, which had the effect of reducing our revenues even though volume had increased. Our distribution network and distribution costs are significant factors affecting our results of operations.

Expansion into new markets and ability to increase product penetration in existing markets

Since we commenced operations in Malaysia in 2000, we have successfully entered and grown in seven new countries through acquisitions. As part of our strategy of expansion, we have in the past, and may, from time to time, acquire businesses or interests in businesses, including non-controlling interests, form joint ventures or create strategic alliances. For example, since 2009 we have expanded into Thailand, Australia, New Zealand, the United States, Brazil, Turkey and Vietnam through acquisitions. We also launched MOLPay through an acquisition and we acquired MMOG.asia. Through our acquisition of 51% of PayByMe in 2014, we also have presence in several markets in the Middle East market. We expect to continue to evaluate potential strategic acquisitions of businesses or products with the potential of expanding our user and revenue base, widening our geographic coverage and increasing our product range. We have grown organically in other markets by establishing a local subsidiary in such market to develop relationships with local distribution channels. In addition, our ability to leverage our existing distribution network to expand our product offering across our current markets and replicate our success in Malaysia across other countries where we operate will affect our growth and results of operations. We expect that our growth prospects will continue to be significantly affected by our ability to expand our business in new and existing markets.

Consumer spending patterns and seasonality

Our business depends heavily on the overall level of consumer spending, particularly in our primary markets in Southeast Asia and other emerging markets. We are exposed to general economic conditions that affect consumer confidence, consumer spending, consumer discretionary income or changes in consumer purchasing habits. During periods of economic growth, overall consumer spending tends to increase along with rises in wealth, and during economic downturns, consumer spending tends to correspondingly decline. Furthermore, our sales have historically been higher during festive periods, as our business tends to benefit from consumers’ increased leisure time. Such periods include Chinese New Year, which generally occurs in January or February, Ramadan, which occurred in the third quarter in each of 2013, 2014 and 2015, and the December holiday season.

Restatement of Financial Results (full year 2014 and interim periods in 2014 and 2015) to Correct Accounting for Transactions Relating to PayByMe

As disclosed in our interim report on Form 6-K (File No. 36637) furnished to the SEC on May 2, 2016, we have restated our consolidated financial results for the three month periods ended September 30, 2014, December 31, 2014, March 31, 2015, June 30, 2015, September 30, 2015, December 31, 2015, the six month period ended June 30, 2015, the nine month periods ended September 30, 2014 and 2015 and the years ended December 31, 2014 to correct our accounting for certain transactions entered into in connection with our acquisition of PayByMe. In particular, the restatements related to the to put option granted to the holder of the non-controlling interest of PayByMe and our accounting for foreign currency gains/(losses) attributable to non-operating transactions in connection with a bank guarantee that we secured for the benefit of the holders of the non-controlling interest of PayByMe.

A review of the application of IFRS to put option granted by MOL AccessPortal (the “Put Options”), in connection with the acquisition by MOL AccessPortal of a 51% equity interest in PayByMe resulted in a restatement of the previously issued financial statements for the year December 31, 2014. In September 2014, we acquired a 51% equity interest in PayByMe and in connection with the acquisition, MOL AccessPortal granted the Put Option to the holders of the non-controlling interest of PayByMe, pursuant to which the holders of the non-controlling interest have the contractual right to require MOL AccessPortal to subscribe for shares representing the remaining 49% equity interest in PayByMe that MOL AccessPortal does not already own (the “Option Shares”) in tranches during specified periods. These options are disclosed in note 17(b)(i) (the Acquisition of Klon Ödeme ve Iletisim Teknolojileri Anonim Şirketi (“PayByMe”)) and 36(ii) (Derivative Financial Liabilities) to our consolidated financial statements. Upon reviewing the application of IFRS, we noted that we are required to recognize a gross obligation for the present value of the redemption amount of the Put Option because the holders of the non-controlling interest have the right to require MOL AccessPortal to pay cash or another financial asset in exchange for the Option Shares. The gross obligation must be recognized at an amount equal to the present value of the estimated amounts that could be required to be paid to the holders of the non-controlling interest in accordance with the shareholders agreement between MOL AccessPortal and the holders of the non-controlling interest and are subject to re-measurement at the end of each reporting period. Changes in the measurement of the gross obligation due to the unwinding of the discount or changes in the estimated amounts that the acquirer could be required to pay are recognized in profit or loss at the end of each reporting period. As a result, we restated our put option written on non-controlling interest on our consolidated statements of financial position as of September 30, 2014, December 31, 2014, March 31, 2015, June 30, 2015, September 30, 2015, and December 31, 2015. In addition, the gross obligation on in-substance forward recognized in connection with these options gives rise to a loss on re-measurement of gross obligation to be reported as “finance costs”, on our consolidated statements of profit or loss and other comprehensive income for the three and nine month periods ended September 30, 2014 and 2015, the three month periods ended December 31, 2014 and 2015, the three month period ended March 31, 2015, the three and six month periods ended June 30, 2015 and the year ended December 31, 2014. None of the fair value adjustments and corresponding re-measurements have any impact on our operating cash flows during the relevant periods. The gain/(loss) on re-measurement of gross obligation that should be recognized in our consolidated statements of profit or loss for the three month periods ended March 31, 2015, June 30, 2015, September 30, 2015, December 31, 2015 was MYR0.4 million, MYR (4.2) million, MYR (2.9) million and MYR (2.3) million respectively. For the six months ended June 30, 2015 and the nine months ended September 30, 2015, the loss on re-measurement of gross obligation was MYR (3.7) million and MYR (6.7) million, respectively. For the three month period and year ended December 31, 2014, the loss on re-measurement of gross obligation was MYR (3.2) million. Accordingly, a restatement has been made to the consolidated financial statements as of and for the three month periods ended September 30, 2014, December 31, 2014, March 31, 2015, June 30, 2015, September 30, 2015, December 31, 2015, the six month period ended June 30, 2015, the nine month period ended September 30, 2014 and 2015 and the year ended December 31, 2014.

Furthermore, as required under the terms of our acquisition of PayByMe, we secured a bank guarantee for the benefit of the holders of the non-controlling interest of PayByMe in December 2014. These funds were originally treated as working capital. However, having reviewed the nature of the transactions in connection with the bank guarantee, we have determined that these transactions are non-operating in nature. Accordingly, all foreign exchange gains or losses should be recognized as either “other income” if they relate to foreign currency exchange gains and “non-operating expenses” if they relate to foreign currency exchange losses. As a result of the above and in an effort to better reflect the nature of the foreign currency transactions during the year, we determined to restate our foreign exchange transactions according to the nature of the transactions in particular whether or not they are deemed attributable to operations. Foreign exchange gain/(loss) attributable to non-operating transactions of MYR1.7 million, MYR(0.2) million and MYR6.0 million was included in “other operating expenses” in our condensed interim consolidated statements of profit or loss for the three month periods ended March 31, 2015, June 30, 2015 and September 30, 2015, respectively, and MYR1.6 million and MYR7.6 million was included in “other operating expenses” in our condensed interim consolidated statements of profit or loss for the six month period ended June 30, 2015 and the nine month period ended September 30, 2015, respectively. In our restated condensed interim consolidated statements of profit or loss for the three month period ended March 31, 2015, the three and six month periods ended June 30, 2015 and the three and nine month periods ended September 30, 2015, these amounts are reclassified as “other income” to the extent that they relate to foreign exchange currency gains and “non-operating expenses” to the extent that they relate to foreign currency exchange losses, in each case reported below the line of “loss from operations”,

All financial information explained above as of and for the year ended December 31, 2014 and included in this annual report on Form 20-F is restated financial information.

See Item 3.D. “Key Information – Risk Factors – Risks Relating to Our Business - Certain errors were identified in our consolidated statements of financial position and our consolidated statements of profit or loss and other comprehensive income as of and for the three month periods ended December 31, 2014, March 31, 2015, June 30, 2015, September 30, 2015, December 31, 2015, the six month period ended June 30, 2015, the nine month period ended September 30, 2015 and the year ended December 31, 2014” and “Key Information – Risk Factors – Risks Relating to Our Business – Certain errors were identified in our consolidated statements of profit or loss and other comprehensive income for three month periods ended March 31, 2013, June 30, 2013, September 30, 2013, December 31, 2013, March 31, 2014, June 30, 2014 and September 30, 2014, the six month periods ended June 30, 2013 and 2014, and the year ended December 31, 2013.”

Overstatement of Revenue and Direct Cost and Other Ancillary Expenses for 2013 and Restatement of Financial Results for Interim Periods in 2014

As disclosed in our interim report on Form 6-K (File No. 001-36637) furnished to the SEC on December 2, 2014 and April 30, 2015, certain accounting errors have been identified in connection with the financial results of Nganluong, our subsidiary in Vietnam which we acquired in March 2013.

•	As disclosed in our interim report on Form 6-K (File No. 001-36637), furnished to the SEC on December 2, 2014, during the course of our review of our financial results for the third quarter of 2014, it was discovered that our Vietnamese subsidiary, Nganluong, which we acquired in March 2013, reported revenue from its payment business on a gross basis, and accounted for the corresponding fees payable to merchants in direct cost and other ancillary expenses. However, our accounting policy is to account for such transactions on a net basis because we act as an agent with respect to these revenue arrangements, such that the corresponding fees payable to merchants should have been netted out of revenue and not included in direct cost and other ancillary expenses.

•	In addition, during the course of our review of our financial results for the fourth quarter of 2014, it was discovered that Nganluong incorrectly included VAT in revenue and direct cost and other ancillary expenses. However, our accounting policy is to exclude value added tax, or VAT, from revenue and direct cost and other ancillary expenses. The effect of the foregoing errors was to overstate MOLPay’s segment revenue and MOLPay’s segment direct cost and other ancillary expenses by equal amounts.

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

	For the year ended December 31,
	2013		2014		2015
	(MYR in millions)
Segment revenue
MOLPoints	102.5		130.0		170.3
MOLReloads	34.5		36.2		41.1
MOLPay	9.4	(1)	11.0		23.6
MMOG.asia(2)	23.7		21.7		11.7
Others	1.3		3.8	(3)	1.8

Total revenue	171.5	(1)	202.7		248.5

Note:

(1)	As disclosed in our interim reports on Form 6-K (File No. 001-36637) furnished to the SEC on December 2, 2014 and April 30, 2015, as a result of certain accounting errors in connection with the financial results of Nganluong, our subsidiary in Vietnam which we acquired in March 2013, our revenue and direct cost and other ancillary expenses for 2013 are each overstated by MYR4.3 million, with no other line items being affected. However, we have determined not to restate our financial statements for 2013 because the adjustments are not material to our consolidated financial statements as a whole. See Item 3.D. “Key Information – Risk Factors – Risks Relating to Our Business – Certain errors were identified in our consolidated statements of profit or loss and other comprehensive income for three month periods ended March 31, 2013, June 30, 2013, September 30, 2013, December 31, 2013, March 31, 2014, June 30, 2014 and September 30, 2014, the six month periods ended June 30, 2013 and 2014, and the year ended December 31, 2013.”
(2)	We acquired our initial equity interest of approximately 80% in MyCNX, which operates MMOG.asia, in November 2012 and increased our interest in MyCNX to 100% in May 2014.
(3)	Includes MYR2.0 million of advertising and marketing revenue attributable to MMOG.asia for the year ended December 31, 2014.

MOLPoints earns revenue from sales of MOLPoints vouchers, and vouchers provided by content providers, through our physical, electronic and mobile distribution channels. The amount that we recognize as revenue depends on our revenue sharing arrangements with digital content providers, which is typically 22% of volume but can vary depending on local market practice, the content provider and the content. For example, based on local market practice, we have relatively favorable revenue sharing arrangements in Turkey and relatively less favorable revenue sharing arrangements in the Philippines and Indonesia. Purchased MOLPoints can be deposited in a registered MOLPoints account or redeemed directly for digital content from a content provider. Vouchers provided by content providers can be redeemed directly for digital content from the relevant content provider. In each case, we recognize revenue from the sale of MOLPoints vouchers at the time the MOLPoints vouchers are redeemed for digital content. In cases where our customer is the end-user, which comprises all MOLPoints volume other than direct channel volume, there is typically a lag between the time the customer purchases MOLPoints and the time the MOLPoints are redeemed for content by the end-user, at which point revenue is recognized. However, in cases of direct channel volume, where our customer is a cybercafé or distributor that redeems MOLPoints for digital content that the cybercafé or distributor will sell to end-users, we recognize revenue immediately when the cybercafé redeems MOLPoints purchased from us. Revenue from MOLPoints vouchers that have been sold but not yet redeemed for digital content is deferred.

MOLReloads earns revenue from sales of e-vouchers for pre-paid mobile airtime through our MOLReloads distribution network, which comprises retail store terminals in Malaysia and Thailand and individual distributors in the Philippines. Revenue from the sale of mobile airtime is recognized at the time of sale to the end-user. The amount that we recognize as revenue depends on our revenue sharing arrangements with mobile airtime providers, which are either on a purchase basis, which means that we purchase airtime upfront for resale, or a fulfillment basis, which means that we sell airtime on behalf of the telecommunications service provider. Under purchase agreements, we purchase mobile airtime at a discount to the price at which we distribute the airtime through our MOLReloads distribution network, which discount is typically between 3% and 10%. Under fulfillment agreements, we charge a commission, which is typically less than 1% of the value of airtime sold through our MOLReloads distribution network. In 2013, 2014 and 2015, approximately 62.5%, 65.5% and 66.3% respectively, of MOLReloads’ volume was distributed pursuant to fulfillment agreements, with the remainder on a purchase basis. We enter into purchase or fulfillment arrangements based on the preferences or requirements of our counterparties. In general, fulfillment arrangements have a lower margin but do not require a capital outlay or result in inventory risks to us.

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

We own an effective 86.73% interest in MOL Thailand, 50% of Nganluong, 54.2% of Rixty, 65% of MOL Australia, 93.5% of MOL Taiwan, 51% of MOLPay Sdn. Bhd. 51% of PayByMe, 60% of Sept 3 Corporation Sdn. Bhd and 50.9% of PayByMe FZ-LLC and we fully consolidate the financial statements of each of those companies with ours.

The following table sets our revenue derived from our principal markets for each of the specified periods.

	For the year ended December 31,
	2013		2014		2015
	(MYR in millions)
Geographic breakdown of revenue
Malaysia	79.5		88.1		83.3
Thailand	34.7		42.4		48.3
Philippines	19.9		15.1		13.4
Turkey	23.1		35.3		70.6
Others(1)	14.3	(2)	21.7		32.9

Total revenue	171.5	(2)	202.7	(2)	248.5

Note:

(1)	Includes the United States, Brazil, Singapore, Indonesia, Australia, Vietnam and Taiwan.
(2)	As disclosed in our interim reports on Form 6-K (File No. 001-36637) furnished to the SEC on December 2, 2014 and April 30, 2015, as a result of certain accounting errors in connection with the financial results of Nganluong, our subsidiary in Vietnam which we acquired in March 2013, our revenue and direct cost and other ancillary expenses for 2013 are each overstated by MYR4.3 million, with no other line items being affected. However, we have determined not to restate our financial statements for 2013 because the adjustments are not material to our consolidated financial statements as a whole. See Item 3.D. “Key Information – Risk Factors – Risks Relating to Our Business - Certain errors were identified in our consolidated statements of profit or loss and other comprehensive income for three month periods ended March 31, 2013, June 30, 2013, September 30, 2013, December 31, 2013, March 31, 2014, June 30, 2014 and September 30, 2014, the six month periods ended June 30, 2013 and 2014, and the year ended December 31, 2013.”

Direct Costs and Other Ancillary Expenses

Direct costs primarily comprise distribution costs that we pay to our distribution partners in connection with MOLPoints’ distribution of digital content and MOLReloads’ distribution of mobile airtime. For the years ended December 31, 2013, 2014 and 2015, MOLPoints’ direct costs and other ancillary expenses, which primarily comprise fees paid to distribution partners, were equal to 7.9%, 9.6%, and 12.8%, respectively, of MOLPoints volume, and MOLReloads’ direct costs and other ancillary expenses, which primarily comprise fees paid to distribution partners, were equal to 1.3%, 1.4% and 1.4%, respectively, of MOLReloads volume. Direct costs for MOLPay primarily include amounts paid to banks related to payment processing. Ancillary expenses primarily include information technology infrastructure and consulting costs relating to MMOG.asia.

The following table sets forth our direct costs and other ancillary expenses for our MOLPoints, MOLReloads, MOLPay, MMOG.asia and Others segments for the specified periods.

	For the year ended December 31,
	2013		2014	2015
	(MYR in millions)
Segment direct cost and other ancillary expenses
MOLPoints	46.6		68.5	101.6
MOLReloads	16.3		19.2	22.2
MOLPay	5.7	(1)	5.7	15.5
MMOG.asia(2)	1.2		0.7	1.2
Others	0.2		0.3	0.5

Total direct costs and other ancillary expenses	70.0	(1)	94.4	141.0

Note:

(1)	As disclosed in our interim reports on Form 6-K (File No. 001-36637) furnished to the SEC on December 2, 2014 and April 30, 2015, as a result of certain accounting errors in connection with the financial results of Nganluong, our subsidiary in Vietnam which we acquired in March 2013, our revenue and direct cost and other ancillary expenses for 2013 are each overstated by MYR4.3 million, with no other line items being affected. However, we have determined not to restate our financial statements for 2013 because the adjustments are not material to our consolidated financial statements as a whole. See Item 3.D. “Key Information – Risk Factors – Risks Relating to Our Business – Certain errors were identified in our consolidated statements of profit or loss and other comprehensive income for three month periods ended March 31, 2013, June 30, 2013, September 30, 2013, December 31, 2013, March 31, 2014, June 30, 2014 and September 30, 2014, the six month periods ended June 30, 2013 and 2014, and the year ended December 31, 2013.”
(2)	We acquired our initial equity interest of approximately 80% in MyCNX, which operates MMOG.asia, in November 2012 and increased our interest in MyCNX to 100% in May 2014.

Segment gross profit

Segment gross profit represents segment revenue minus direct costs and other ancillary expenses. We monitor the operating results of our business segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment gross profit is one of the key measures we use to assess the performance of our operating segments.

The following table sets forth our gross profit derived from each segment for the specified periods.

	For the year ended December 31,
	2013	2014	2015
	(MYR in millions)
Segment gross profit
MOLPoints	55.9	61.5	68.7
MOLReloads	18.2	17.0	18.9
MOLPay	3.7	5.3	8.1
MMOG.asia(1)	22.5	21.0	10.5
Others	1.1	3.5	1.3

Total gross profit	101.5	108.3	107.5

Note:

(1)	We acquired our initial equity interest of approximately 80% in MyCNX, which operates MMOG.asia, in November 2012 and increased our interest in MyCNX to 100% in May 2014.

Employee expenses

Employee expenses primarily comprise wages, bonuses and salaries and other personnel-related expenses, which includes statutory retirement contribution schemes, social security payments, and staff welfare such as medical benefits among others, to the extent such costs are not capitalized as development expenditures.

The following table sets forth our employee expenses with respect to each segment for the specified periods.

	For the year ended December 31,
	2013	2014		2015
	(MYR in millions)
Segment employee expenses
MOLPoints	19.9	22.5		29.6
MOLReloads	4.5	5.5		7.6
MOLPay	2.3	3.9		5.5
MMOG.asia(1)	2.9	3.2		3.2
Others	0.3	0.3		0.3
Unallocated	1.0	16.8	(2)	88.9	(2)

Total employee expenses	31.0	52.2		135.1

Note:

(1)	We acquired our initial equity interest of approximately 80% in MyCNX, which operates MMOG.asia, in November 2012 and increased our interest in MyCNX to 100% in May 2014.
(2)	Included in employee expenses for the year ended December 31, 2014 and 2015 is the non-cash expenses of share based compensation awards. In June 2015, the board of directors resolved to cancel the share based compensation awards and to terminate all outstanding employee share options. The vesting and termination expenses of the share based compensation recognized in profit and loss amounted to MYR15.7 million in 2014 and MYR85.8 million in 2015.

Depreciation and amortization

Property, plant and equipment are depreciated on a straight line basis at an annual rate between 5% and 33%, depending on the nature of the asset. Goodwill related to the domain name MOL.com and goodwill on consolidation of acquired subsidiaries are tested annually for impairment. Other intangible assets, including our software and copyrights, electronic payment system, exclusive license and distribution rights, other intellectual property and trademark, are amortized on a straight line basis at an annual rate between 20% and 33% depending on the nature of the asset. Development expenditure for web applications, software products and programs, which primarily comprises employee benefits expenses for information technology personnel and creative personnel, is amortized on a straight line basis over the shorter of five years and the period of the expected benefit

The following table sets forth our depreciation and amortization expenses with respect to each segment for the specified periods.

	For the year ended December 31,
	2013	2014	2015
	(MYR in millions)
Segment depreciation and amortization expenses
MOLPoints	9.8	12.6	15.7
MOLReloads	1.1	1.3	1.6
MOLPay	0.7	0.5	0.3
MMOG.asia(1)	8.9	9.7	10.1
Others	0.0	0.3	0.3

Total depreciation and amortization expenses	20.6	24.4	28.0

Note:

(1)	We acquired our initial equity interest of approximately 80% in MyCNX, which operates MMOG.asia, in November 2012 and increased our interest in MyCNX to 100% in May 2014.

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

Office related expenses

Office related expenses primarily comprise printing and stationery expenses, office rental expenses and utilities

Other operating expenses

Other operating expenses primarily comprise contract and other professional costs, bank charges and other miscellaneous costs.

The following table sets forth our segment operating expenses with respect to each segment for the specified periods.

	For the year ended December 31,
	2013	2014		2015
	(MYR in millions)
Segment operating expenses
MOLPoints	15.5	19.6		57.7	(4)
MOLReloads	3.0	3.8		6.7	(4)
MOLPay	1.2	1.6		2.9
MMOG.asia(1)	4.1	4.6		9.4
Others	0.7	4.9		9.4	(3)
Unallocated	—	16.0	(2)	2.5

Total operating expenses	24.5	50.5		88.6

Note:

(1)	We acquired our initial equity interest of approximately 80% in MyCNX, which operates MMOG.asia, in November 2012 and increased our interest in MyCNX to 100% in May 2014.
(2)	Includes MYR16.0 million of initial public offering expenses and professional fees.
(3)	Increase is mainly due to higher compliance fees as a listed company on NASDAQ.
(4)	Included in other operating expenses of MOLPoints and MOLReloads is the non-cash charges of the impairment loss on goodwill and intangible assets of MYR35.2 million and MYR3.2 million respectively for the year ended December 31, 2015.

Other operating income

Other operating income of MYR6.9 million for the year ended December 31, 2015 relates to foreign exchange gains attributable to operating transactions. Prior to the year ended December 31, 2015 foreign exchange gains attributable to operating transactions were insignificant.

Other income

Other income comprises interest in connection with bank deposits, disposal of investment property, and other miscellaneous items including advertising fees in connection with MMOG.asia, gain on disposal of associate and product listing fees from publishers and foreign exchange gains not attributable to operations.

As disclosed in our interim report on Form 6-K (File No. 36637) furnished to the SEC on May 2, 2016, we have restated our consolidated financial results to reflect a refund to the depositary of the ADSs. In April 2016, we announced our intention to allow the ADSs to be delisted from NASDAQ. Under the terms of business of our depositary agreement with the Bank of New York Mellon, the depositary of the ADSs, upon delisting of our ADS, it is estimated that we will be required to refund MYR2.5 million to the depositary. The depositary has previously paid us annual issuance revenue payments of approximately MYR 3.1 million in the first quarter of 2015, all of which has been recognized as “other income” in the consolidated statements of profit or loss for the three month period ended March 30, 2015. Following our delisting announcement in April 2016, we have included the estimated amount payable to the depositary by recognizing this refund as a reversal from the aforesaid “other income” in the consolidated statements of profit or loss for the year ended December 31, 2015.

Finance costs

Finance costs comprise interest on revolving credit, term loans and hire-purchase and finance lease facilities including the loss on remeasurement of the gross obligation due to the unwinding of the discount of MYR9.0 million for the present value of the redemption amount of the Put Options granted by MOL AccessPortal to the minority shareholders of PayByMe.

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

Certain of our subsidiaries have been granted Multimedia Super Corridor Malaysia, or MSC Malaysia, status by the Minister of Finance Malaysia and the Minister of International Trade and Industry Malaysia, and enjoy certain incentives, including “pioneer status,” which entitles a company to a five-year exemption from Malaysian income tax on income derived from MSC Malaysia-related activities, which is renewable for a second five-year term provided certain conditions are met. The second five-year exemption granted to MyCNX will expire on July 10, 2017, and MyCNX will thereafter be subject to Malaysian income tax. MOLPay Sdn. Bhd. and MOL ManagedServices Sdn. Bhd. have also received approvals for this status, which will expire on December 30, 2018, and July 31, 2018 respectively, and are renewable for a second five-year term provided certain conditions are met. The status granted to MOL Social Payments Sdn. Bhd. has expired on January 30, 2016 and is pending approval for the second five-year term and will thereafter be subject to Malaysian income tax.

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

	For the year ended December 31,
	2013		2014		2015
			(Restated) (5)
	(MYR in millions, except per share data)
Revenue	171.5	(1)	202.7		248.5
Direct cost and other ancillary expenses	(70.0	)(1)	(94.4)		(141.0)
Employee expenses	(31.0)		(52.2	)(3)	(135.1	)(3)
Depreciation and amortization expenses	(20.6)		(24.4)		(28.0)
Marketing, advertising and promotion expenses	(8.3)		(6.1)		(8.0)
Communication and travelling expenses	(5.7)		(7.9)		(8.4)
Office related expenses	(3.9)		(4.3)		(5.7)
Other operating expenses	(6.7)		(32.2)		(66.5	)(4)
Other operating income	—		—		6.9

Profit/(Loss) from operations	25.4		(18.8)		(137.3)
Other income	2.5		7.6		12.0
Non-operating expenses	(3.0)		—		—
Finance costs	(5.1)		(9.2)		(11.1)
Share of results of associates	(0.0)		(0.1)		(0.0)

Profit/(Loss) before tax	19.8		(20.5)		(136.4)
Income tax expense	(1.2)		(0.6)		(2.5)

Profit/(Loss) for the year	18.7		(21.1)		(138.9)

Profit/(Loss) for the year attributable to owners of the company	12.0		(24.8)		(140.5)
Profit/(Loss) for the year attributable to non-controlling interests	6.7		3.7		1.6

Earnings/(Loss) per share
Basic (sen)(2)	20.39		(40.44)		(214.58)
Diluted (sen)(2)	20.39		(40.44)		(214.58)

Notes

(1)	As disclosed in our interim reports on Form 6-K (File No. 001-36637) furnished to the SEC on December 2, 2014 and April 30, 2015, as a result of certain accounting errors in connection with the financial results of Nganluong, our subsidiary in Vietnam which we acquired in March 2013, our revenue and direct cost and other ancillary expenses for 2013 are each overstated by MYR4.3 million, with no other line items being affected. However, we have determined not to restate our financial statements for 2013 because the adjustments are not material to our consolidated financial statements as a whole. See Item 3.D. “Key Information – Risk Factors – Risks Relating to Our Business – Certain errors were identified in our consolidated statements of profit or loss and other comprehensive income for three month periods ended March 31, 2013, June 30, 2013, September 30, 2013, December 31, 2013, March 31, 2014, June 30, 2014 and September 30, 2014, the six month periods ended June 30, 2013 and 2014, and the year ended December 31, 2013.”
(2)	Sen is a unit of the Malaysian currency. One hundred sen equal one Malaysian Ringgit.
(3)	Included in employee expenses for the year ended December 31, 2014 and 2015 is the non-cash expenses of share based compensation awards. In June 2015, the board of directors resolved to cancel the share based compensation awards and to terminate all outstanding employee share options. The vesting and termination expenses of the share based compensation recognized in profit and loss amounted to MYR15.7 million in 2014 and MYR85.8 million in 2015.
(4)	Included in other operating expenses is the non-cash expenses of impairment loss on goodwill and intangible assets of MYR38.4 million for the year ended December 31, 2015.
(5)	As disclosed in our interim reports on Form 6-K (File No. 001-36637) furnished to the SEC on May 2, 2016, to correct our accounting for certain transaction entered into in connection with our acquisition of PayByMe in respect to Derivatives Granted to Holders of the Non-controlling Interest of PayByMe.

Year ended December 31, 2015 compared to year ended December 31, 2014

Revenue. Revenue increased by 22.6% to MYR248.5 million (US$57.9 million) for 2015 from MYR202.7 million for 2014. Consolidated revenue increased primarily due to the growth of segment revenue from each of MOLPoints, MOLReloads and MOLPay, partially offset by a reduction in MMOG.asia segment revenue.

•	MOLPoints segment revenue increased by 31.0% to MYR170.3 million (US$39.7 million) for 2015 from MYR130.0 million for 2014 due to an improved revenue take rate and rapid revenue growth in the mobile carrier billing business. Volume increased 10.7% to MYR792.2 million for 2015 from MYR715.6 million for 2014. This was mainly driven by growth in our carrier billing businesses in Turkey and the Middle East, and organic growth in Thailand, Philippines, Brazil and the United States. Our carrier billing businesses contributed 19.4% of MOLPoints volume for 2015 compared to 6.6% for 2014. Approximately 80.4% of MOLPoints total volume for 2015 was derived from the combination of Turkey and the Middle East (25.0%), Thailand (30.4%) and Malaysia (25.0%). Revenue and volume from Turkey and Middle East increased by 87.9% and 66.7%, respectively compared to the prior year primarily due to the full year of revenue contribution from PayByMe, our carrier billing business in Turkey and the Middle East which we acquired in September 2014, and Easy2Pay, our carrier billing business in Thailand which we acquired in May 2014. Revenue from Malaysia decreased by 3.4% but volume remain stable as compared to the prior year as we continue to increase our mobile and PC games content, expand our carrier billing business and distribution network. In Thailand, revenue and volume increased by 15.4% and 0.4%, respectively compared to the prior year due to organic growth including growth in Easy2Pay Thailand. The rate of growth in MOLPoints segment revenue was substantially higher than the rate of growth in MOLPoints volume because our MOLPoints revenue take rate improved for 2015, primarily due to improvements in Thailand and Brazil and the United States, notwithstanding a slight decline in our take rates in Turkey and the Middle East and Malaysia.

•	MOLReloads segment revenue increased by 13.5% to MYR41.1 million (US$9.6 million) for 2015 from MYR36.2 million for 2014 due to an increase in volume of 18.0% to MYR1,614.8 million from MYR1,368.6 million. Volume from Malaysia and the Philippines increased 17.6% and 7.5%, respectively, representing 92.4% and 6.2%, respectively of total MOLReloads volume. In Malaysia, volume growth has been primarily driven by bill payment services, which represented 9.4% of Malaysia’s MOLReloads volume in 2015. In addition, MOLReloads in Thailand expanded more than three-fold, although it still represented only 1.4% of total MOLReloads volumes for 2015. The rate of growth in MOLReloads segment revenue was lower than the rate of growth in MOLReloads volume because our MOLReloads revenue take rate for 2015 declined marginally compared to the prior year especially due to the lower revenue take rate from the bill payment services component of MOLReloads compared with the other components of our MOLReloads business.

•	MOLPay segment revenue increased by 115.3% to MYR23.6 million (US$5.5 million) for 2015 from MYR11.0 million for 2014 due to increases in volume and revenue take rate. Volume increased 83.8% to MYR651.6 million from MYR354.5 million. MOLPay’s volumes in Vietnam and Malaysia grew by 69.9% and 126.2%, respectively, and represented 69.7% and 30.3%, respectively, of total MOLPay volume. The rate of growth in MOLPay segment revenue was higher than the rate of growth in MOLPay volume because our MOLPay revenue take rate for 2015 was higher compared with the prior year due to a favourable revenue mix, as an increased proportion of our volume was derived from, smaller merchants, from which we generally have higher revenue take rates than we do from larger merchants.

•	MMOG.asia segment revenue decreased by 46.1% to MYR11.7 million (US$2.7 million) for 2015 from MYR21.7 million for 2014. Out of the 46.1% decline, 16.1% was due to the inclusion, in 2014 of the one-off proceeds of our sale of licensing rights for the game, Stallion Race, in the Middle East and Brazil markets and the remainder primarily due to the continued decline in the popularity of our legacy online PC games portfolio. Although mobile revenue as a proportion of overall MMOG.asia segment revenue increased as compared with 2014, we continued to experience some softness in our mobile revenue contribution towards the end of the year 2015. MMOG.asia’s overall PC and mobile volume decreased by 31.7% to MYR14.9 million for 2015 from MYR21.8 million for 2014. We are continuing to focus on enhancing MMOG.asia’s mobile content library to cope with the rapid shift in industry trends from PC to mobile games. MMOG.asia’s segment revenue declined at a higher rate than MMOG.asia’s volume because our overall MMOG.asia revenue take rate for 2015 was lower compared to the prior year, as revenue take rates from mobile games content are generally lower compared with those of PC games content.

Direct costs and other ancillary expenses. Direct cost and other ancillary expenses increased by 49.3% to MYR141.0 million (US$32.9 million) from MYR94.4 million in the prior year.

•	MOLPoints segment direct cost and other ancillary expenses increased by 48.4% to MYR101.6 million (US$23.7 million) for 2015 from MYR68.5 million for 2014 primarily due to significant volume growth in our mobile carrier businesses in Turkey and the Middle East, organic volume growth in Brazil and the United States. MOLPoints segment direct cost and other ancillary expenses increased at a higher rate than MOLPoints segment volume primarily due to growth in the carrier billing businesses, which generally incur higher costs than the other components of our MOLPoints segment. Due to relatively higher channel costs, our carrier billing business accounted for 47.2% of MOLPoints segment direct cost and other ancillary expenses for 2015 but only 19.4% of volume.

•	MOLReloads segment direct cost and other ancillary expenses increased by 15.6% to MYR22.2 million (US$5.2 million) from MYR19.2 million in the prior year due to an increase in MOLReloads volume in each of Malaysia, the Philippines and Thailand.

•	MOLPay segment direct cost and other ancillary expenses increased by 173.9% to MYR15.5 million (US$3.6 million) from MYR5.7 million in the prior year primarily due to increases in MOLPay volume in Vietnam and Malaysia of 69.9% and 126.2%, respectively. In addition, MOLPay segment direct cost and ancillary expenses also grew at a higher rate than MOLPay segment revenue and volume mainly due to a greater proportion of volume coming from larger and more established distribution partners, which charge higher channel costs than smaller distributors.

MMOG.asia segment direct cost and other ancillary expenses increased by 64.2% to MYR1.2 million (US$0.3 million) from MYR0.7 million in the prior year due to the expansion of mobile games content, which generally incur higher channel costs as compared with PC games content.

Gross profit. Gross profit decreased by 0.7% to MYR107.5 million (US$25.0 million) for 2015 from MYR108.3 million for 2014 primarily due to a 49.8% decrease in MMOG.asia’s gross profit. All other segments other than MMOG.asia registered a healthy gross profit growth with an 11.7% increase in MOLPoints segment gross profit, an 11.1% increase in MOLReloads segment gross profit and a 52.3% increase in MOLPay segment gross profit. Excluding MMOG.asia, the gross profit of the company increased by MYR9.7 million or 11.1% compared with the prior year. Our overall gross profit margin was 43.3% for 2015, compared to 53.4% in the prior year.

The decline in gross profit margin was primarily due to a shift in the business segment mix in which lower margin businesses, including the carrier billing component of MOLPoints, bill payment services component of MOLReloads and MOLPay as a whole, contributed more to the overall revenues than other businesses. In addition, we experienced higher channel costs for MOLPay in Vietnam. Furthermore, gross profit margin for MMOG.asia, which tends to be our highest gross profit margin segment, declined to 90.0% from 96.7% in the prior year primarily due to our focus on mobile games content, which offers a lower revenue take rate as compared with PC games content.

•	MOLPoints segment gross profit increased by 11.7% to MYR68.7 million (US$16.0 million) for 2015 from MYR61.5 million for 2014 due to improved revenue take rates in Malaysia. Segment gross profit margin decreased to 40.3% for 2015 from 47.3% for 2014 due to a relatively lower gross profit margin from our carrier billing business compared to MOLPoints as a whole. The gross profit margin of our carrier billing businesses was 21.8% for 2015, while the gross profit margin of the other components of MOLPoints was 46.5%.

•	MOLReloads segment gross profit increased by 11.1% to MYR18.9 million (US$4.4 million) for 2015 from MYR17.0 million for 2014 due to increased volume. Segment gross profit margin decreased to 46.0% for 2015 from 47.0% in the prior year, primarily due to the increase in revenue derived from bill payment services in Malaysia, which have a relatively lower revenue take rate compared with other components of MOLReloads.

•	MOLPay segment gross profit increased by 52.3% to MYR8.1 million (US$1.9 million) for 2015 from MYR5.3 million for 2014 due to increased volume. Segment gross profit margin decreased to 34.1% in 2015 from 48.2% in the prior year, primarily due to a greater proportion of volume distributed by larger and more established distribution partners, which charge higher channel costs than smaller distributors. However, the revenue take rate improved as the merchant mix from our diverse merchant base was more favorable compared with 2014, as a greater proportion of revenue was derived from smaller merchants, which offer higher revenue take rates relative to larger merchants.

•	MMOG.asia segment gross profit decreased by 49.8% to MYR10.5 million (US$2.4 million) for 2015 from MYR21.0 million for 2014, when revenue included proceeds of MYR5.0 million from our sale of licensing rights of the game, Stallion Race, in the Middle East and Brazil markets. In addition, compared with year 2014, we experienced decreased revenue from PC games and a higher proportion of segment revenue was derived from mobile games, which offer a lower take rate than PC games. The lower revenue take rate from mobile games content resulted in a lower gross profit margin of 90.0% for 2015 from 96.7% in the prior year.

Employee expenses. Employee expenses increased 158.6% to MYR135.1 million for 2015 from MYR52.2 million for 2014 primarily due to a paper loss arising from share based compensation expenses of MYR85.8 million primarily as a result of our offer to terminate all outstanding call option agreements with option holders in June 2015, increased headcount and due to our full period operations from our acquisitions of Easy2Pay and PayByMe in 2015.

•	MOLPoints’ segment employee expenses increased 31.8% to MYR29.6 million for 2015 from MYR22.5 million for 2014 primarily due to increased headcount and a full period of operations from our acquisitions of Easy2Pay and PayByMe, in May 2014 and September 2014, respectively.

•	MOLReloads’ segment employee expenses increased 37.9% to MYR7.6 million for 2015 from MYR5.5 million for 2014 primarily due to increased headcount.

•	MOLPay’s segment employee expenses increased 39.8% to MYR5.5 million for 2015 from MYR3.9 million for 2014 primarily due to increased headcount and increased volume.

•	MMOG.asia’s segment employee expenses increased 1.8% to MYR3.2 million for 2015 from MYR3.2 million in 2014 due to prudent cost management.

Depreciation and amortization expenses. Depreciation and amortization expenses increased 15.1% to MYR28.0 million for 2015 from MYR24.4 million for 2014 primarily resulting from increased depreciation for MMOG.asia due to acquisitions of new games; and a full period of depreciation and amortization for our acquisitions of Easy2Pay and PayByMe, which resulted in increased in intangible assets, which are amortized over three to seven years.

Marketing, advertising and promotion expenses. Marketing, advertising and promotion expenses increased 31.2% to MYR8.0 million for 2015 from MYR6.1 million for 2014 due to increased marketing campaigns, especially in connection in MMOG.asia’s mobile launches and MOLThailand.

Communication and travelling expenses. Communication and travelling expenses increased 6.1% to MYR8.4 million for 2015 from MYR7.9 million for 2014.

Office-related expenses. Office-related expenses increased 33.2% to MYR5.7 million for 2015 compared with MYR4.3 million for 2014 due to expansion of our business resulting in increased office space.

Other operating expenses. Other operating expenses increased 106.7% to MYR66.5 million for 2015 from MYR32.2 million for 2014 primarily due to the non-cash accounting adjustment of the impairment charge on goodwill and intangible asset of MYR38.4 million. This impairment charge arise when goodwill is considered impaired when its carrying amount exceeds its implied fair value. As a result of its annual impairment test, it was determined that a write down of MOLTurkey, Games Sultan and MyCNX Sdn. Bhd. goodwill was required, with the bulk of the impairment attributable to a sustained decline in sales.

Other operating income. Other operating income of MYR6.9 million for the year ended December 31, 2015 relates to foreign exchange gains attributable to operating transactions. Prior to the year ended December 31, 2015 foreign exchange gains attributable to operating transactions were insignificant.

Loss from operations. As a result of the foregoing, we incurred a loss from operations of MYR137.3 million for 2015 from MYR18.8 million for 2014.

•	MOLPoints’ segment (loss)/profit from operations decreased 563.6% to loss from operation of MYR31.4 million for 2015 compared with a profit from operations of MYR6.8 million for 2014.

•	MOLReloads’ segment profit from operations decreased 31.6% to MYR4.4 million for 2015 from MYR6.4 million for 2014.

•	MOLPay’s segment loss from operations decreased 1.7% to MYR0.7 million for 2015 from MYR0.7 million for 2014.

•	MMOG.asia’s segment (loss)/profit from operations decreased 437.3% to loss from operations of MYR12.0 million for 2015 compared with a profit from operations of MYR3.5 million for 2014.

•	Total employee share options vested during the year and cancellation of the share based compensation amounted to MYR85.8 million.

•	The non-cash charges of impairment loss on goodwill and intangible assets of MYR38.4 million.

Other income. Other income increased 58.2% to MYR12.0 million for 2015 from MYR7.6 million for 2014. Other income includes non-operating income for each period that primarily relates to foreign exchange gains not attributable to operations.

Finance costs. Finance costs increased 22.1% to MYR11.1 million for 2015 from MYR9.2 million for 2014 primarily due to unwinding of discount and change in estimates of gross obligations of MYR9.0 million for the present value of the redemption amount of the Put Options granted by MOL AccessPortal to the minority shareholders of PayByMe offsetted by the lower interest expense in 2015 due to the repayment of the MDV loan during the year.

Loss before tax. As a result of the foregoing, we incurred a loss before tax of MYR136.4 million for 2015 from MYR20.5 million for 2014.

•	MOLPoints’ segment (loss)/profit before tax decreased 447.1% to a loss of MYR25.2 million for 2015 compared with a profit before tax of MYR7.3 million for 2014.

•	MOLReloads’ segment profit before tax increased 91.0% to MYR6.1 million for 2015 from MYR3.2 million for 2014.

•	MOLPay’s segment loss before tax increased 80.4% to MYR0.4 million for 2015 from MYR0.2 million for 2014.

•	MMOG.asia’s segment (loss)/profit before tax decreased 412.4% to a loss of MYR11.1 million for 2015 compared with a profit before tax of MYR3.5 million for 2014.

•	Total employee share options vested during the year and cancellation of the share based compensation amounted to MYR85.8 million.

•	The non-cash charges of impairment loss on goodwill and intangible assets of MYR38.4 million.

Income tax expense. Income tax expense increased 282.3% to MYR2.5 million for 2015 from MYR0.6 million for 2014 primarily because we incurred higher taxable profits for 2015.

Loss for the year. As a result of the foregoing, we incurred a loss for the year of MYR138.9 million for 2015 from MYR21.1 million for 2014 mainly due to higher operating expenses incurred in connection with our share based compensation expenses, in addition to increased headcount and lower gross profit contribution from MMOG.asia.

Other comprehensive income for the year, net of tax. Other comprehensive income for the year, net of tax decreased 54.4% to MYR4.9 million for 2015 from MYR10.7 million for 2014. This was primarily due to a foreign currency translation gain resulting from a weakening of the Malaysian Ringgit particularly against the U.S. Dollar in 2015 as compared to 2014. However, the quantum of the decrease in Malaysian Ringgit is not as significant as in 2014, resulting to a lower foreign currency translation gain in 2015.

Total comprehensive loss for the year. As a result of the foregoing, we incurred a total comprehensive loss of MYR134.0 million for 2015 from MYR10.4 million for 2014.

Year ended December 31, 2014 compared to year ended December 31, 2013

Revenue. Revenue increased 18.2% to MYR202.7 million for 2014 from MYR171.5 million for 2013 primarily due to increased revenue from all segments except MMOG.asia.

•	MOLPoints’ segment revenue increased 26.8% to MYR130.0 million for 2014 from MYR102.5 million for 2013 primarily due to increased volume. MOLPoints’ volume increased 21.4% to MYR715.6 million in 2014 from MYR589.3 million in 2013, primarily due to a 52.1% increase in volume in Thailand to MYR240.2 million for 2014 from MYR158.0 million for 2013 primarily resulting from growth of LINE, a mobile chat service which accepts MOLPoints as payment for its digital content; a 20.0% increase in volume in Indonesia to MYR40.2 million for 2014 from MYR33.5 million for 2013 primarily resulting from our focus on expanding distribution in Indonesia and a full year of revenue contribution from Ayopay, which we acquired in March 2013; a 260.3% increase in volume in Brazil to MYR27.0 million for 2014 from MYR7.5 million for 2013 primarily due to the increased popularity of games in the Brazilian market for which MOLPoints are accepted; and our acquisitions of Easy2Pay and PayByMe in May 2014 and September 2014, respectively. MOLPoints’ active registered paying users increased by 2.8% to 1,035,233 as of December 31, 2014 from 1,007,344 as of December 31, 2013.

•	MOLReloads’ segment revenue increased 4.8% to MYR36.2 million for 2014 from MYR34.5 million for 2013 mainly due to increased volume. MOLReloads’ volume increased 12.7% to MYR1,368.6 million for 2014 from MYR1,214.0 million for 2013. This was primarily due to a 13.0% increase in volume in Malaysia to MYR1,269.4 million in 2014 from MYR1,123.5 million in 2013. MOLReloads’ active retailers increased 4.3% to 38,795 as of December 31, 2014 from 37,204 as of December 31, 2013.

•	MOLPay’s segment revenue increased 16.4% to MYR11.0 million for 2014 from MYR9.4 million for 2013 primarily due to increased volume. MOLPay’s volume increased 145.7% to MYR354.5 million for 2014 from MYR144.3 million for 2013 primarily due to a full period of MOLPay’s operations in Vietnam following our acquisition of Nganluong in March 2013, in addition to organic growth in Vietnam. MOLPay’s volume in Vietnam increased 237.2% to MYR267.2 million for 2014 from MYR79.2 million for 2013 primarily due to significant volume contributed by one of our largest online merchants which sells digital content. MOLPay’s base of online merchants in Vietnam increased to 2,416 as of December 31, 2014 from 2,346 as of December 31, 2013. In addition, we have begun to use an aggregator to work with smaller merchants in Vietnam. Although we count the aggregator as a single merchant based on our direct relationship with the aggregator, the aggregator is responsible for MOLPay’s indirect relationships with a large number of smaller merchants. MOLPay’s volume in Malaysia increased 34.3% to MYR87.3 million for 2014 from MYR65.0 million for 2013. MOLPay’s base of online merchants in Malaysia increased to 1,389 as of December 31, 2014 from 1,109 as of December 31, 2013. The percentage increase in MOLPay’s segment revenue was less than the percentage increase in MOLPay’s volume as a result of the overstatement of MOLPay’s segment revenue for 2013 by MYR4.3 million. MOLPay’s segment revenue derived from our subsidiary in Vietnam was reported on a net basis for 2014 such that fees payable to merchants were netted out of revenue and not included in direct cost and other ancillary expenses. Such segment revenues were reported on a gross basis for 2013, such that fees payable to merchants were not netted out of revenues but were included in direct cost and other ancillary expenses. MOLPay’s segment net revenue for future periods will be reported on a net basis. On a net basis, MOLPay’s segment revenue increased 114.6% compared to 2013 primarily due to increase in volume.

•	MMOG.asia’s segment revenue decreased 8.4% to MYR21.7 million in 2014 from MYR23.7 million in 2013 primarily due to the declining popularity of certain older games being less than fully offset by newly launched games. The decline in MMOG.asia’s segment revenue was partially offset by the sale of licensing rights to a game, Stallion Race, for markets in the Middle East and Brazil in the fourth quarter of 2014. MMOG.asia’s segment revenue decreased in 2014 was also affected by delays in launching new mobile games according to schedule due to certain technical issues, including delays in the localization process by game developers and delays in obtaining approval for one game from the iOS platform. MMOG.asia’s active paying users decreased 48.7% to 56,865 as of December 31, 2014 from 110,826 as of December 31, 2013 primarily due to the replacement of older games with newer games that are still developing traction in the market.

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

Segment gross profit. As a result of the foregoing, aggregate gross profit for our segments increased 6.7% to MYR108.3 million for 2014 from MYR101.5 million for 2013, primarily due to increased segment gross profit in MOLPoints, MOLPay and Others. Our gross profit margin across all segments decreased to 53.4% for 2014 from 59.2% for 2013 primarily due to reduced gross profit margin in our MOLPoints and MOLReloads segments.

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

Finance costs. Finance costs increased 79.7% to MYR9.2 million for 2014 from MYR5.1 million for 2013 mainly arising from recognition of unwinding of discount and change in estimates of gross obligations in relation to Put Options granted by MOL AccessPortal, in connection with the acquisition by MOL AccessPortal of a 51% equity interest in PayByMe.

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

Profit/(loss) for the year. As a result of the foregoing, we incurred a loss for the year of MYR21.1 million for 2014 compared with a profit for the year of MYR18.7 million for 2013 mainly due to expenses incurred in connection with our initial public offering and share based compensation expenses, in addition to increased overall employee costs.

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

Our principal sources of liquidity have been cash generated from shareholders’ equity and borrowings, including interest-free advances from related parties. Our cash and cash equivalents consist of cash on hand and deposits placed with banks, a portion of which are restricted trust deposits that we are required to maintain in order to remain in compliance with Guidelines on Electronic Money issued by BNM. In addition, as required under the terms of our acquisition of PayByMe, we secured a bank guarantee for the benefit of the holders of the non-controlling interest of PayByMe by pledging an amount of MYR34.3 million.

Working Capital

As of December 31, 2013, our current liabilities exceeded our current assets by MYR77.7 million, and as of December 31, 2014 and 2015, our current assets exceeded our current liabilities by MYR115.5 million and MYR88.5 million, respectively. We had a negative working capital position as of December 31, 2013 primarily because borrowings under our credit facility from MDV are required by applicable accounting guidance to be classified as current liabilities because the facility is a revolving facility. In addition, amounts due to other related parties are classified as current liabilities as of the relevant balance sheet dates because there are no stated repayment terms. Our negative working capital position as of December 31, 2013 does not relate to timing issues relating to when we receive and disburse cash. As of December 31, 2013, 2014 and 2015, current borrowings comprised MYR69.6 million, MYR52.7 million and MYR15.9 million, respectively, and amounts due to other related parties comprised MYR30.7 million, MYR0.6 million and MYR1.2 million, respectively.

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

Capital Expenditures

Our capital expenditures primarily relate to the acquisition of computer equipment and software for our platform, and the acquisition and development of web applications, software products and programs. Our capital expenditures for the years ended December 31, 2013, 2014 and 2015 were MYR16.5 million, MYR11.6 million and MYR17.8 million, respectively.

Cash Flow

The following table sets forth our cash flows for the specified years.

	For the year ended December 31,
	2013	2014	2015
	(MYR in millions)
Summary Consolidated Statements of Cash Flows Data
Net cash from operating activities	54.0	20.8	4.6
Net cash used in investing activities	(60.6)	(59.5)	(19.0)
Net cash from/(used in) financing activities	27.3	133.4	(51.5)
Net increase/(decrease) in cash and cash equivalents	20.7	94.7	(65.9)
Cash and cash equivalents at beginning of year	32.1	49.7	150.6
Effect on exchange rate changes	(3.0)	6.1	9.4
Cash and cash equivalents at end of year	49.7	150.6	94.1

Cash flows from operating activities

Our operating activities primarily comprise our sales of MOLPoints payment credits, MOLReloads e-vouchers for mobile airtime and MOLPay payment processing services and our operation of our games portal, MMOG.asia and certain non-core business operations.

Net cash provided by operating activities for 2015 was MYR4.6 million primarily comprising loss before tax of MYR136.4 million adjusted for non-cash transactions, including depreciation and amortization of MYR28.0 million, impairment loss on goodwill and intangible assets of MYR38.4 million, unwinding of discount and changes in estimates of gross obligations of MYR9.0 million, share based compensation of MYR85.8 million; unrealized gain on foreign exchange of MYR12.1 million; interest expense of MYR1.4 million primarily relating to our loan from MDV to finance our working capital requirements in connection with the growth of our MOLReloads and MOLPoints businesses in Malaysia; interest income of MYR2.2 million; an increase of MYR75.9 million in trade payables, other payables and accrued expenses and an increase in deferred revenue of MYR4.6 million resulting from the growth of our business in Thailand, Vietnam and PayByMe, respectively, partially offset by an increase of MYR77.0 million in trade receivables, other receivables, deposits and prepaid expenses and a MYR8.3 million increase in inventories in line with the increase in sales volume; partially offset by interest paid of MYR2.2 million and income tax paid of MYR5.3 million.

Net cash provided by operating activities for 2014 was MYR20.8 million primarily comprising loss before tax of MYR20.5 million adjusted for non-cash transactions, including depreciation and amortization of MYR24.4 million partly in connection with the subsidiaries which we acquired in 2013 and 2014 and which have substantial property, plant and equipment and intangible assets; a derivative fair value adjustment of MYR3.7 million relating to the revaluation as of December 31, 2014 of put options that we granted with respect to the 30% minority interests in Game Sultan and PaytoGo; recognition of unwinding of discount and changes in estimates of gross obligations of MYR3.2 million relating to the changes in the measurement of the gross obligation arising from the put options that our wholly-owned subsidiary MOL AccessPortal granted with resepct to the 49% minority interest in PayByMe; share based compensation of MYR15.7 million; unrealized loss on foreign exchange of MYR3.4 million; interest expense of MYR6.0 million primarily relating to our loan from MDV to finance our working capital requirements in connection with the growth of our MOLReloads and MOLPoints businesses in Malaysia; an increase of MYR26.5 million in trade payables, other payables and accrued expenses resulting from the growth of our business in Thailand and Vietnam and our acquisitions of EasytoPay and PayByMe in May 2014 and September 2014, respectively, partially offset by an increase of MYR22.9 million in trade receivables, other receivables, deposits and prepaid expenses primarily resulting from a MYR2.0 million increase in deposits to the sinking fund for our revolving credit facility with MDV, MYR16.0 million of trade receivables from 7-Eleven, which had in prior years settled its trade receivables before they came due and in 2014 settled its trade receivables when they became due; MYR2.2 million of trade receivables from MOL Thailand due to increased volume; and a MYR1.0 million increase in inventories in line with the increase in sales volume; partially offset by interest paid of MYR6.0 million and income tax paid of MYR6.7 million.

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
Net cash used in investing activities for 2015 was MYR19.0 million primarily comprising cash outflows of MYR3.5 million for purchases of property, plant and equipment; MYR7.4 million for purchases of intangible assets comprising rights to online game purchases by MyCNX and MOL AccessPortal; and MYR4.5 million for development expenditure in connection with the enhancement of our localized web portals for MOLPoints in Malaysia, Indonesia, Australia, Taiwan, Vietnam and New Zealand markets, in addition to development of our MOL mobile website and MOLReloads’ integration services and proceeds received from the disposal of investment property by MyCNX of MYR2.5 million. Furthermore, restricted cash flows increased as mainly due to our deposit of MYR9.2 million from MOL AccessPortal which represents an amount under escrow which is required in compliance with Bank Negara Malaysia.

Net cash used in investing activities for 2014 was MYR59.5 million primarily comprising cash outflows of MYR20.9 million in connection with our acquisitions of Easy2Pay and PayByMe in May 2014 and September 2014, respectively. In addition we incurred cash outflows of MYR5.6 million for purchases of property, plant and equipment in connection with our migration to SAP in Malaysia, Turkey, Thailand and Vietnam; MYR1.1 million for purchases of intangible assets comprising rights to online game purchases by MyCNX; MYR0.8 million for purchase of available for sale financial assets; and MYR3.4 million for development expenditure in connection with the enhancement of our localized web portals for MOLPoints in Malaysia, Indonesia, Australia, Taiwan, Vietnam and New Zealand markets, in addition to development of our MOL mobile website and MOLReloads’ integration of Touch ‘n Go and bill payment services. Furthermore, restricted cash flows increased as a mainly due to our deposit of MYR29.6 million to secure bank guarantees for the benefit of minority shareholders of PayByMe in December 2014, as required under the terms of our acquisition of PayByMe.

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

Cash Flows from Financing Activities

Our financing activities primarily consist of borrowings share repurchases and dividends paid.

Net cash used in financing activities for 2015 was MYR51.5 million primarily comprising of MYR10.4 million cash outflows to repurchase shares; MYR77.0 million net cash outflows to repay our revolving credit facility from MDV; dividends of MYR3.7 million paid to the minority shareholders of MyCNX and MOL Thailand and Nganluong and net cash inflows of proceeds from borrowings from MDV.

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

Borrowings

As of December 31, 2015, our total borrowings, including current borrowing and non-current borrowings, were MYR17.8 million.

In December 2015, we have renewed the revolving credit facility from MDV and revised the principal amount of the facility from MYR68 million to MYR 20 million. This facility bears interest at 7.25% per annum. The facility is secured by, among other things, a charge over our all present and future assets and undertakings. This loan is subject to covenants which place certain restrictions on our activities, including the payment of dividends and encumbrance of assets. Under the terms of this facility we are required to maintain a sinking fund to be funded by contributions of MYR0.3 million per quarter during the first year of the facility and MYR0.5 million per quarter for the remaining term of the facility. As of December 31, 2015, MYR14 million was outstanding under this facility. As of February 26, 2016, MYR20 million was outstanding under this facility. This loan is guaranteed by our major shareholder, Tan Sri Dato’ Seri Vincent Tan, as well as entities under his control.

C.	Research and development, patents and licenses, etc.

In 2013, 2014 and 2015, we spent MYR2.7 million, MYR3.7 million and MYR4.7 million, respectively on company-sponsored research and development activities.

See Item 4.B, “Business Overview — Intellectual Property.”

D.	Trend information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2015 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Critical Accounting Policies and Significant Estimates

A critical accounting policy is defined as one that is both material to the presentation of the Company’s consolidated financial statements and that requires us to make difficult, subjective or complex judgments that could have a material effect on the Company’s financial condition or results of operations. Specifically, these policies have the following attributes: (1) We are required to make assumptions about matters that are highly uncertain at the time of the estimate; and (2) different estimates we could reasonably have used, or changes in the estimate that are reasonably likely to occur, would have a material effect on the Company’s financial condition or results of operations.

In the application of our accounting policies, we are required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Estimates and assumptions about future events and their effects cannot be determined with certainty. We bases its estimates on historical experience and on various other assumptions believed to be applicable and reasonable under the circumstances. These estimates may change as new events occur, as additional information is obtained and as our operating environment changes. These changes have historically been minor and have been included in the Consolidated financial statements as soon as they became known. In addition, we periodically faced with uncertainties, the outcomes of which are not within its control and will not be known for prolonged periods of time. These uncertainties include those discussed in Risk Factors. For more information, see Item 3.D. Key Information – Risk factors.

Based on a critical assessment of its accounting policies and the underlying judgments and uncertainties affecting the application of those policies, we believes that the Company’s consolidated financial statements are fairly stated in accordance with IFRS, and provide a meaningful presentation of the Company’s financial condition and results of operations.

A discussion of these critical accounting policies and estimates is provided below and should be read in conjunction with the disclosure of our significant IFRS accounting policies. For more information, see Item 3.0 Consolidated Notes to the Financial Statement.

We has discussed its critical accounting estimates and associated disclosures with the Company’s Audit and Risk Committee.

Business Combinations

Acquisition of subsidiaries and businesses are accounted for using the acquisition method. The consideration for each acquisition is measured at the aggregate of the fair values (at the date of exchange) of assets given, liabilities incurred or assumed, and equity instruments issued by us in exchange for control of the acquiree. Acquisition-related costs are generally recognized in profit or loss as incurred.

Where a business combination is achieved in stages, our previously held interests in the acquired entity are remeasured to fair value at the acquisition date (i.e. the date we attains control) and the resulting gain or loss, if any, is recognized in profit or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to profit or loss, where such treatment would be appropriate if that interest were disposed of.

The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 (revised) are recognized at their fair value at the acquisition date, except that:

•	deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements are recognized and measured in accordance with IAS 12 Income Taxes and IAS 19 Employee Benefits respectively;

•	liabilities or equity instruments related to the replacement by us of an acquiree’s share-based payment awards are measured in accordance with IFRS 2 Share-based Payment; and

•	assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with that Standard.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, we report provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (see below), or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognized as of that date.

The measurement period is the period from the date of acquisition to the date we obtain information about facts and circumstances that existed as of the acquisition date—and is subject to a maximum of one year.

When we acquire an interest in an entity which upon acquisition will be a non-wholly owned subsidiary, and as part of the acquisition, also enters into an in-substance forward with a written put option with the seller that permits the seller to put their remaining interest in the acquired entity to us, and a written call option with the seller that permits us to call the seller to sell their remaining interest in the acquired entity to us, at a specific price, a gross obligations is recognized at an amount equal to the present value of the amount that could be required to be paid to the counterparty. Changes in the measurement of the gross obligations due to the unwinding of the discount and change in estimates of gross obligations that we could be required to pay are recognized in profit or loss. We will reclassify the liability to equity if the put option expires unexercised.

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

Goodwill and Intangible Assets with Indefinite Useful Lives

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

If, after reassessment, our interest in the fair value of the acquiree’s identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held equity interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Impairment of Goodwill

Goodwill is not amortized but is reviewed for impairment at least annually. For the purpose of impairment testing, goodwill is allocated to each of our cash-generating units expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognized for goodwill is not reversed in a subsequent period.

Impairment of Non-financial Assets Excluding Goodwill

At the end of each reporting period, we review the carrying amounts of its non-financial assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, we estimate the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

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

Goodwill and Intangible Assets with Indefinite Useful Lives

We assesses whether there are any indicators of impairment of goodwill and intangible assets with indefinite useful lives at each reporting date. Goodwill is tested for impairment annually and at other times when such indicators exist. When value in use calculations are undertaken, management estimates the expected future cash flows from the asset or cash generating unit (“CGU”) and chooses a suitable discount rate in order to calculate the present value of those cash flows.

We prepares cash flow forecasts for the next five years which is approved by management. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs and other ancillary expenses during the period. We estimate discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the subsidiaries. The growth rates are based on industry growth forecasts. Changes in selling prices and direct costs are based on past practices and expectations of future changes in the market.

While we believes that the assumptions are appropriate and reasonable, significant changes in the assumptions may materially affect the assessment or recoverable amounts and may lead to future impairment charges. The carrying amount of our goodwill as at the reporting date is MYR70,276,161 (2014: MYR105,773,870; 2013: MYR 79,723,699). The carrying amount of intangible assets with indefinite useful lives as at the reporting date is MYR12,034,650 (2014: MYR12,034,650; 2013: MYR12,034,650).

We have adopted a uniform method for assessing goodwill for impairment and any other intangible asset indicated as being possibly impaired. Generally, for intangible assets we use cash flow projections for the whole useful life of these assets, and for goodwill, we utilize cash flow projections for a five-year period based on management forecasts, with a terminal value based on sales projections usually in line with or lower than inflation rates for later periods. Discount rates used are based on our weighted average cost of capital as an approximation of the weighted average cost of capital of a comparable market participant, which are adjusted for specific country and currency risks associated with cash flow projections. Due to the above factors, actual cash flows and values could vary significantly from forecasted future cash flows and related values derived using discounting techniques.

Factors that could result in shortened useful lives or impairments include:

•	Lower-than-expected revenue or take rate from game contents due the stage of maturity of existing game contents and competition from existing and established players

•	Lower-than-anticipated future sales resulting from (i) the rate of successful launches of new games and (ii) shift in the market from PC games to mobile games affecting consumer buying habits

•	Lower-than-expected revenue and take rate inherent with mobile games, shorter useful lives and the higher associated marketing costs relative to PC games

•	Higher-than-expected direct costs of our distribution partnerships due to competition from other players, new and established resulting in higher channel costs

In 2015, impairment charges of MYR36.9 million were recorded. This is relating to various impairment charges of MYR 33.3 million from our GameSultan and PaytoGo business which experienced a higher impairment due to the change in market dynamics of the games-pins business and the decline in popularity in our higher margin Joygame content together with the unexpected loss of exclusivity of certain global content. In addition, GameSultan also experienced adverse impact effects from the PC to mobile games which has affected its revenue and gross margin. In addition, MyCNX experienced a MYR 3.2 million impairment charge, mainly due to the rapid shift from PC to mobile games, the delays in launching new mobile games and the inherent competitive environment within the mobile games component leading to lower take rate and shorter life span relative to PC games while MOL AccessPortal Pty Ltd was impaired by MYR 0.4 million due to slower growth rate in 2015 than originally expected due to the maturity of the market.

In terms of intangible assets, we also impairment of exclusive license and distribution rights of online games and reloads (Ayopay) due to the shift in the competitive environment, with more competitors in the market space, adding to both margins contraction and lower profitability. In addition, Ayopay face higher cost of doing business in Indonesia due to the fragmented market environment.

Although no significant additional impairments are currently anticipated, impairment testing could lead to material impairment charges in the future. For more information, see ‘‘Item 18. Financial Statements—note 21.

For Ngan Luong, we projected a five-year discounted cash flow. Basic assumptions in the cash flow projection included, among others, an estimated annual growth of between 13% to 38% in gross revenues in the coming 5 years with reference to the stabilizing growth rate in 2015, a terminal revenue growth rate of 2%, and gross profit margin of 1.2%, on gross sales which is similar to the level in 2015. Any projection beyond 5 years by us cannot be estimated with reasonable accuracy, since the business environment is rapidly changing. The discount rate was set at 26.43%, based on the CGU’s weighted average cost of capital and adjusted to reflect our and business-specific risks. We had goodwill of MYR10.4million as of December 31, 2015. The estimated fair value of the reporting unit exceeded its carrying value by 4% at December 31, 2015. Consequently, no goodwill impairment has been recognized in 2015.

For RixtyInc. (USA), we projected a five-year discounted cash flow. Basic assumptions in the cash flow projection included, among others, an estimated annual growth of between 20% to 31% in gross revenues in the coming 5 years with reference to the stabilizing growth rate in 2015, a terminal revenue growth rate of 2%, and gross profit margin of 12% on gross sales, which is similar to the level in 2015. Any projection beyond 5 years by us cannot be estimated with reasonable accuracy, since the business environment is rapidly changing. The discount rate was set at 22.93%, based on the CGU’s weighted average cost of capital and adjusted to reflect our and business-specific risks. We had goodwill of MYR9.7million as of December 31, 2015. The estimated fair value of the reporting unit exceeded its carrying value by 27% at December 31, 2015. Consequently, no goodwill impairment has been recognized in 2015.

For MOL AccessPortal, Inc.(MOL Philippines), we projected a five-year discounted cash flow. Basic assumptions in the cash flow projection included, among others, an estimated annual growth of between 10% to 28% in gross revenues in the coming 5 years with reference to the stabilizing growth rate in 2015, a terminal revenue growth rate of 2%, and gross profit margin of 4% to 5% on gross sales, which is similar to the level in 2015. Any projection beyond 5 years by us cannot be estimated with reasonable accuracy, since the business environment is rapidly changing. The discount rate was set at 23.08%, based on the CGU’s weighted average cost of capital and adjusted to reflect our and business-specific risks. We had goodwill of MYR6.9million as of December 31, 2015. The estimated fair value of the CGU exceeded its carrying value by 49% at December 31, 2015. Consequently, no goodwill impairment has been recognized in 2015.

For MOL AccessPortal Co. Ltd.(MOL Thailand), we projected a five-year discounted cash flow. Basic assumptions in the cash flow projection included, among others, an estimated annual growth of between 2% to 5% in gross revenues in the coming 5 years with reference to the stabilizing growth rate in 2015, a terminal revenue growth rate of 2%, and gross profit margin of 2% on gross sales, which is similar to the level in 2015. Any projection beyond 5 years by us cannot be estimated with reasonable accuracy, since the business environment is rapidly changing. The discount rate was set at 19.47%, based on the CGU’s weighted average cost of capital and adjusted to reflect our and business-specific risks. We had goodwill of MYR1.9million as of December 31, 2015. The estimated fair value of the CGU exceeded its carrying value by 27% at December 31, 2015. Consequently, no goodwill impairment has been recognized in 2015.

For Easy2Pay, we projected a five-year discounted cash flow. Basic assumptions in the cash flow projection included, among others, an estimated annual growth of between 8% in gross revenues in the coming 5 years with reference to the stabilizing growth rate in 2015, a terminal revenue growth rate of 2%, and gross profit margin of 12% on gross sales, which is similar to the level in 2015. Any projection beyond 5 years by us cannot be estimated with reasonable accuracy, since the business environment is rapidly changing. The discount rate was set at 19.72%, based on the CGU’s weighted average cost of capital and adjusted to reflect our and business-specific risks. We had goodwill of MYR2.4 million as of December 31, 2015. The estimated fair value of the CGU exceeded its carrying value by 217% at December 31, 2015. Consequently, no goodwill impairment has been recognized in 2015.

For PayByMe, we projected a five-year discounted cash flow. Basic assumptions in the cash flow projection included, among others, an estimated annual growth of between 18% to 40% in gross revenues in the coming 5 years with reference to the stabilizing growth rate in 2015, a terminal revenue growth rate of 2%, and gross profit margin of 9% on gross sales, which is similar to the level in 2015. Any projection beyond 5 years by us cannot be estimated with reasonable accuracy, since the business environment is rapidly changing. The discount rate was set at 29.69%, based on the CGU’s weighted average cost of capital and adjusted to reflect our and business-specific risks. We had goodwill of MYR25.0 million as of December 31, 2015. The estimated fair value of the CGU exceeded its carrying value by 16% at December 31, 2015. Consequently, no goodwill impairment has been recognized in 2015.

Revenue Recognition

Revenue is recognized when it is probable that the economic benefits associated with the transaction will flow to us and the revenue can be measured reliably. Revenue is measured at the fair value of consideration received or receivable.

(i)	MOLPoints

We earn revenue through sale of MOLPoints. Revenue from MOLPoints is recognized upon the end-user’s redemption of the MOLPoints for the online purchase of goods. We do not refund redeemed MOLPoints as a matter of policy or practice. MOLPoints that have been sold but not yet redeemed at the reporting date are recognized as deferred revenue. MOLPoints that have been sold out but not deposited to a MOLPoints account and remain unredeemed for 5 years following the date of sale will expire and are then recognized as revenue in the year of expiration and are not refundable to end-users. MOLPoints purchased by end-users and deposited in MOLPoints accounts are refundable (i) when an end-users terminates a MOLPoints account; or (ii) in accordance with the Malaysian Unclaimed Moneys Act 1965 pursuant to which the balance in a MOLPoints account that has been dormant for a consecutive period of 7 years is transferred to the Malaysian Registrar of Unclaimed Moneys, in which case the end-user may request a refund from the Registrar of Unclaimed Moneys.

(ii)	MOLReloads

We earn revenue from sale of prepaid mobile airtime which is recognized upon transfer of the significant risks and rewards of ownership of goods to the end users which occurs upon the sale of a mobile airline voucher to an end-user. Sold mobile airtime vouchers are not refundable as a matter of policy or practice.

(iii)	MOLPay

Revenue is based on commission and merchant fees. Commission fees are recognized when merchants’ transaction is completed. Merchant fees are recognized when a contract had been signed for the registration of a merchant in the payment system and the fee set forth in the contract becomes payable.

(iv)	MMOG Asia

We provides web game services through its gaming portal MMOG Asia and generates revenue from selling virtual goods online, which are used by end users within online games. Game players are given access to MMOG.asia’s online games free of charge but are charged for digital goods sold during game play. The fees paid by us to game developers comprise (i) an upfront fee, which is payable upon entering into a license agreement with a game developer, recorded as intangible assets in the financial statements and amortized over the term of the exclusive license, which is typically between three and five years; and (ii) a continuous revenue share (or royalty), which is equal to a percentage of the total game point utilization and payable throughout the term of the license. The fees that we retain under the license are based on the amount of consideration generated from sales of in-game virtual goods above the royalty fee to which game developers are entitled.

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

We recognize non-refundable upfront fee upon the performance of obligation to provide technical support during game installation and establishment of the server to host the game in connection with the sale of game distribution right. Subsequent to the completion of such services, we are not obliged to provide any technical support, and customer does not have any right of recourse in the event that developer fails to fulfill its obligations.

We determine whether it is acting as a principal or an agent by considering who is the primary obligor of its arrangements and on whether it has discretion in setting prices to its customers. We concluded that it is acting as an agent in all its revenue arrangements.

(v)	Other income is recognized on the following basis:

•	Marketing fee is recognized at the time advertisements have been displayed in our online game portal or related services e.g., distribution of free game credits to gamers have been performed.

•	Interest income is recognized on an accrual basis by reference to the principal outstanding and at the effective interest rate applicable.

•	Rental income is recognized on a straight-line basis over the term of the lease.

•	Transaction fees received or receivable from the depository bank are recognized on an accrual basis in accordance with the substance of the relevant agreement provided that it is probable that the economic benefits will flow to the Company and the amount of income can be measured reliably.

Income Taxes

Income tax expense represents the sum of the tax currently payable and deferred tax.

(i)	Current Tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit before tax as reported in the consolidated statements of profit or loss and other comprehensive income because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. Our liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

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

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associate, except where we are able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which we expect, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

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

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and we intend to settle its current tax assets and liabilities on a net basis.

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

Significant estimation is involved in determining the provision for income taxes. There are certain transactions and computations for which the ultimate tax determination is uncertain during the ordinary course of business. We recognize liabilities for expected tax issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recognized, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

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

Other Intangible Assets

Intangible assets, including computer software that are not an integral part of the related hardware, are stated at cost less accumulated amortization and impairment losses. Intangible assets are recognized only if it is probable that the future economic benefits that are attributable to such assets will flow to us and the costs of such assets can be measured reliably.

Amortization is provided for on a straight-line basis to write off the cost of intangible assets with a finite useful life to their residual value over the period of their expected benefits, at the following annual rates:

Software and copyright	33%
Electronic payment system	33%
Exclusive license and distribution rights of online games and reloads	20% - 33%
Intellectual property	14% - 20%
Trademark	33%

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

Estimated Useful Lives of Intangible Assets with Finite Useful Lives

We review the estimated useful lives of its intangible assets with finite useful lives at the end of reporting period. During the current financial year, the management is of the opinion that there is no requirement to revise the estimated useful lives of these assets. Intangible assets with finite useful lives are amortized over their useful economic lives. The amount of estimated useful lives is a matter of judgement based on our experience, taking into account factors such as technological progress, changes in market demand and expected usage. Useful lives are reviewed for continued appropriateness at the end of each reporting period.

Financial Instruments

Financial instruments are recognized in the consolidated statements of financial position when, and only when, the we become a party to the contractual provisions of the financial instruments.

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

Dividends on AFS equity instruments are recognized in profit or loss when our right to receive the dividends is established.

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

For all other financial assets, objective evidence of impairment could include:

•	significant financial difficulty of the issuer or counterparty; or

•	default or delinquency in interest or principal payments; or

•	it becoming probable that the borrower will enter bankruptcy or financial re-organization.

For certain categories of financial asset, such as trade receivables, assets that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include our past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period of 60 days, as well as observable changes in national or local economic conditions that correlate with default on receivables.

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

Derecognition of Financial Assets

We derecognize a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If we neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, we recognize its retained interest in the asset and an associated liability for amounts it may have to pay. If we retain substantially all the risks and rewards of ownership of a transferred financial asset, we continue to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

Financial Liabilities and Equity Instruments

Debt and equity instruments are classified as financial liabilities or as equity in accordance with the substance of the contractual arrangement and the definitions of a financial liability and equity instruments.

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by us are recognized at the proceeds received, net of direct issue costs.

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

Derecognition of Financial Liabilities

We derecognize financial liabilities when, and only when, our obligations are discharged, cancelled or they expired.

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

Fair value measurements and valuation processes

Some of our assets and liabilities are measured at fair value for financial reporting purposes. We determine the appropriateness of valuation techniques used and inputs for fair value measurements. In estimating the fair value of an asset or liability, we use market-observable data to the extent that it is available. Where such data is not available, we engage third party qualified valuers to perform the valuation. Our management works closely with the qualified external valuers to establish the appropriate valuation techniques and inputs to the model used for fair value measurements. Our management reports to our board of directors, at least on a quarterly basis, the cause of fluctuations in the fair value of the assets and liabilities impacting the financial statements.

For further details of significant accounting policies and accounting estimates made, please refer to our audited consolidated financial statements included in F pages in this report.

F.	Tabular disclosure of contractual obligations

The following table sets forth our contractual obligations as of December 31, 2015. The following table does not reflect certain capital commitments, which were entered into subsequent to December 31, 2015 and are described under Item 5.B. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures.”

	Due as of December 31,
	Total	2016	From 2017 to 2019	From 2020 to 2021	After 2021
	(MYR in millions)
Put options granted to the holders of the non-controlling interest of PayByMe	46.3	19.9	26.4	—	—
Borrowings	15.0	15.0	—	—	—
Future minimum lease payments for leased properties	5.7	3.5	2.2	—	—
Hire-purchase and finance lease payables	3.8	1.9	1.9	—	—

Total	70.8	40.3	30.5	—	—

Put options granted to the holder of the non-controlling interest of PayByMe relates to the financial liability with respect to the put options that we had granted to the minority shareholders of our 49%-owned subsidiary, PayByMe, when we acquired our 51% interests in September 2014. Borrowings include our current and non-current borrowings from third parties. Borrowings include principal and interest. Our operating lease obligations primarily relate to properties that we rent for office space. Hire-purchase and finance lease payables primarily relate to computer equipment and vehicle hire-purchase.

A deposit of MYR29.6 million was pledged with a bank to secure bank guarantees for the benefit of the non controlling interest of PayByMe in December 2014, as required under the terms of our acquisition of PayByMe. This bank guarantee represents a financial pledge against the Put options granted to the holder of the non-controlling interest of PayByMe. See Item 5.B “Liquidity and capital resources”

G.	Safe harbor

See “Special Note Regarding Forward Looking Statements” on page 3 of this annual report.

ITEM 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management.

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Craig White	54	President
Preecha Praipattarakul	42	Chief Executive Officer
Ramesh Pathmanathan	46	Group Chief Financial Officer
Pan Yong Tee	43	Chief Technology Officer
Jonathan Yoon Soon Chong	40	Chief Financial Officer, MOL AccessPortal
Wilson Soon Poh Beng	37	Chief Executive Officer, MOL AccessPortal
William Cheong Fatt Chan	54	Chief Executive Officer, MyCNX
Sheng Guan Eng	41	Chief Executive Officer, MOLPay Sdn. Bhd.
Nguyen Hoa Binh	35	Chief Executive Officer, Nganluong
Ali Salci	42	Country Manager, PaytoGo
Eugene Seow Guan Kiat	39	Country Manager, MOL Singapore
Zoey Kong Sook Lai	42	Country Manager, Malaysia
Yit Fei Chang	43	Director
Tek Kuang Cheah	69	Independent Director
Mun Kee Chang	51	Independent Director
Eric He	56	Independent Director

Craig White, joined MOL Ventures as President of Global Operations in 2011 and has served as our President since January 2014. Prior to joining us, Mr. White served at Naspers/MIH as the CEO of Internet: South and Southeast Asia and Naspers/MIH Southeast Asia’s Chief Executive Officer of the Southeast Asian region. Mr. White also served as President of M-Web Thailand/Sanook Online and Managing Director of Thailand’s KSC Commercial. Mr. White’s accolades include being included in the Top 50 business people in Thailand 2000 (Business Com Magazine), Top 300 Foreigners in Thailand 2006 (Thailand Tatler), and South Africa Who’s Who 2006. Mr. White holds a Master of Business Administration, a Post Graduate Diploma in Mechanical Engineering and a Bachelor of Science in Electrical and Electronic Engineering from the University of Cape Town in South Africa.

Preecha Praipattarakul has served as our Chief Executive Officer since March 2015. Mr. Praipattarakul served as the Chief Executive Officer of MOL Thailand from the time he joined us in September 2009 through March 2015. Prior to joining us, Mr. Praipattarakul was the founder and former CTO of POPidols Co., Ltd and dFusion Co., Ltd, as well as the leader of Digital Content Management Solutions and Interactive Marketing Consulting firms in Thailand. Mr. Praipattarakul previously served as a Board Member of ICT Subcommittee, a standing committee of the Senate of the Kingdom of Thailand. Mr. Praipattarakul holds a Bachelor of Business Administration in Accounting from Assumption University in Thailand.

Ramesh Pathmanathan has served as our Group Chief Financial Officer since March 2015. Prior to joining MOL, Mr. Ramesh Pathmanathan served as the General Manager of Investments in Berjaya Assets Berhad. Earlier to that, Mr. Pathmanathan worked in the United Kingdom for 7 years, serving as a Board member and Finance Director of an established medical devices company. Mr. Pathmanathan has extensive senior management experience, especially as it relates to management consulting, finance, and operations. Mr. Pathmanathan graduated from the Chartered Institute of Management Accountants (CIMA) in the UK in 1993 and is a Fellow member of the Institute. Mr. Pathmanathan also graduated from the University of Hull in the United Kingdom with a Masters in Business Administration (MBA).

Pan Yong Tee joined us in 2002 as a Technical Manager and has served as our Chief Technology Officer since January 2013. Prior to joining us, Mr. Tee worked at MTDC Technology Media Sdn Bhd, as an Assistant Manager (Technical) and a Programmer. Mr. Tee holds an Associate Diploma in Information Technology (Software Development) from Northern Territory University in Malaysia and is a Microsoft Certified Solutions Developer (MCSD) and Microsoft Certified Database Administrator (MCDBA).

Jonathan Yoon Soon Chong joined us in 2012 and has served as our Chief Financial Officer since April 2014. Prior to joining us, Mr. Chong was a Senior Finance Manager at Ten Café Geosynthethics Asia Sdn Bhd from June 2006 through February 2012 and has 11 years of experience in the manufacturing and commercial industry. Mr. Chong is a member of the Association of Chartered Certified Accountants (ACCA).

Wilson Poh Beng Soon joined us in August 2015 as the Chief Operating Officer, and has served as our Chief Executive Officer of MOL AccessPortal since November 2015. Prior to joining MOL, Mr. Soon was the Finance Director of Laureate Education Inc. responsible for financial planning and analysis. Mr. Soon held the position of Chief Financial Officer in Stonehouse Construction Pte Ltd Group, Vancouver Canada, headed the finance function of mining operations globally from 2011 to 2012. Mr. Soon is a finance professional with more than a decade of “Big 4” audit and commercial chief financial officer experience across various industries. Previously Mr. Soon was the Finance Director in Masan Resources Group, largest enterprise in Ho Chi Minh stock exchange. Mr. Wilson holds a Bachelor of Science Degree in Accounting and Finance and a member of the Association of Chartered Certified Accountants (ACCA).

Dato’ William Cheong Fatt Chan co-founded MyCNX in 2005, became Managing Director of MyCNX in December 2008 and was redesignated as Chief Executive Officer of MyCNX in January 2013. Prior to joining us, Dato’ Chan founded Zactam, a color printing service company.

Sheng Guan Eng has served as the Chief Executive Officer of MOLPay Sdn. Bhd. since joining us in August 2011. Mr. Eng co-founded MOLPay Sdn. Bhd. and was previously the co-founder and Chief Executive Officer of NetBuilder (M) Sdn. Bhd. and NB Travel Sdn. Bhd. Mr. Eng has more than 15 years of experience in the information communication technology payment and travel industries. Mr. Eng holds a Bachelor of Science in Computer Science from the University of Southern Queensland in Australia.

Nguyen Hoa Binh founded PeaceSoft-group (principal company of Nganluong) in 2001. Mr. Binh has 15 years experience in the Vietnam Internet industry. Mr. Binh holds a bachelor degree in Information Technology from Vietnam National University and a masters degree of ICT management from Osaka City University, with a variety of academic and business awards and achievements. In March 2013, PeaceSoft-group’s online payment arm Nganluong.vn received strategic investment from MOL AccessPortal. Mr. Binh currently serves as the Chairman of Nganluong.

Mr. Ali Salci joined PaytoGo in August 2015 and serves as our Country Manager for Turkey. Prior to joining us, Mr. Ali served as the EVP of Global Business Development in Cardtek Group, Istanbul, Turkey, from September 2014 to July 2015. Mr. Ali had also served as the Director, Head of Mobile Financial Services with Turkcell from November 2009 to April 2014. Mr. Ali has a total of 15 years of experience in product, marketing and business development roles. Mr. Ali holds a Bachelor of Science Degree in Statistics from Middle East Technical University Ankara.

Mr. Eugene Seow has served as our Country Manager of Singapore since October 2010 and Australia since January 2016. Mr. Seow was instrumental in the successful launch of MOL in Singapore when Mr. Seow joined the company as a Senior Manager of Business Development in July 2008. In his current tenure, Mr. Seow manages the business operations and relationships with local distribution partners and content providers. Mr. Seow has over 10 years of related experience in operational management, business development, product, sales and marketing. Prior to joining MOL, Mr. Seow held a project manager role in a media and events company focusing on game related content where he conceptualised and executed online and offline campaigns for corporate and retail partners. Mr. Seow also holds a Bachelors of Arts Degree in Mass Communications from Simon Fraser University in Vancouver, Canada.

Ms. Zoey Kong joined us in 2002 and has served as the Country Manager of Malaysia since January 2013. Ms. Kong started as our E-Sales Executive and was promoted to Sales Manager on July 1, 2006. Subsequently Ms. Kong was promoted to Vice President of Sales in March 2008 and to Senior Vice President of Sales in January 2012. Ms. Kong has over 13 years of experience in MOL mainly overseeing MOL sales, mobile content for MOLPoints and MOLStore and coordinating all sales and marketing activities within the regional branches specifically in China, Taiwan, Hong Kong and Malaysia. Previously, Ms. Kong served as an Accounts Supervisor and holds a London Chamber of Commerce and Industry for Accounting.

Yit Fei Chang is a director of the Issuer and initially joined us in 1999. Prior to joining us, Mr. Chang worked at Diversified from October 1995 through October 1999 and Berjaya Land Berhad from November 1999 through May 1999. Currently, he also serves as an Executive Director of MOL.com Berhad , and a Director in Qinetics Solutions Berhad and certain of our affiliated companies, including Bonus Browser Sdn. Bhd, Friendster Sdn. Bhd, MOL ManagedServices Sdn. Bhd., and MOL Online Sdn. Bhd. Mr. Chang graduated with a Bachelor of Science in Electronics Engineering from the University of Southampton in the United Kingdom and he also holds a Business and Technology Education Council National Diploma in Electronic and Computer Engineering from the Peoples College, Nottingham, in the United Kingdom.

Tek Kuang Cheah serves as our independent director. He currently serves as an Independent Non-Executive Chairman of the Board of Berjaya Sports Toto Bhd., for which he serves as the Chairman of the Audit Committee, Remuneration Committee, Risk Management Committee and Nomination Committee. He has a Bachelor of Economics (Honours) from the University of Malaya and is a Fellow member of the Institute of Bankers Malaysia. Mr. Cheah joined the AmBank group in 1978, and he retired as the Group Managing Director in 2012. Mr. Cheah still serves as a Non-Executive Director of AmBank (M) Berhad, AmInvestment Bank Berhad and AmIslamic Bank Berhad. Prior to joining the AmBank Group, Mr. Cheah was employed by the Malaysian Industrial Development Authority. Mr. Cheah is presently a member of the board of two other publicly listed companies, namely IOI Corporation Berhad and UMW Oil & Gas Corporation Berhad. Mr. Cheah also serves as a director of Cagamas Holdings Bhd and Danjamin Nasional Berhad.

Mun Kee Chang has served as our Independent Director since October 2014. Mr. Chang obtained his Bachelor of Science in Mechanical Engineering from the University of Texas, Austin and a Master of Science in Mechanical Engineering from the Massachusetts Institute of Technology. Mr. Chang is an Executive Director of Jobstreet Corporation Berhad, or Jobstreet, and founder of the Jobstreet group. Mr. Chang has also been JobStreet’s Chief Executive Officer since its inception and a Director of JobStreet since its incorporation. Prior to founding MOL Online Sdn Bhd in 1995 and subsequently Jobstreet.com Sdn Bhd in 1997, Mr. Chang was with Kendall International, a US healthcare company, for 5 years, starting as a process engineer in 1990 before being promoted to manufacturing manager in 1992 and director of sales and marketing for Malaysia in 1994. Mr. Chang currently sits on the Boards of Innity Corporation Berhad, Vitrox Corporation Berhad and 104 Corporation, Taiwan.

Eric He has served as our independent director since October 2014. He currently serves as the Chief Financial Officer of YY Inc., a NASDAQ-listed company, an independent director of Yangxun Computer Technology (Shanghai) Co. Ltd. and Acorn International, Inc., a NASDAQ-listed company. Mr. He previously served as the Chief Financial Officer of Giant Interactive Group, Inc., from March 2007 to August 2011. Mr. He served as the Chief Strategy Officer of Ninetowns Internet Technology Group from 2004 to 2007. From 2002 to 2004, Mr. He served as a private equity investment director for AIG Global Investment Corp (Asia) Ltd. Mr. He received a Bachelor’s Degree in Accounting from National Taipei University and an MBA degree from the Wharton School of Business at the University of Pennsylvania. Mr. He is a Certified Public Accountant and Chartered Financial Analyst in the United States.

B.	Compensation.

Compensation of Directors and Executive Officers

For the year ended December 31, 2015, we paid an aggregate of approximately MYR7.9 million in cash relating to remuneration of our executive officers and paid MYR8.9million to our directors. Our Malaysian subsidiaries are required by law to effect monthly deductions and/or contributions at the prevailing minimum statutory rate for the Malaysian Employees Provident Fund, or the EPF, social security and income tax. For the year ended December 31, 2015, we contributed an aggregate of MYR0.7 million to the EPF for the accounts of our directors and executive officers.

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

Compensation Committee. Our compensation committee consists of Mun Kee Chang, Tek Kuang Cheah and Eric He. Mun Kee Chang is the chairman of our compensation committee. We have determined that Mun Kee Chang, Tek Kuang Cheah and Eric He satisfy the “independence” requirements of Rule 5605 of the NASDAQ Corporate Governance Requirements and Rule 10A-3 under the Securities Exchange Act of 1934. The compensation committee assists the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our Chief Executive Officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our Chief Executive Officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

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

As of December 31, 2013, 2014, 2015 we had 416, 524 and 507 employees, respectively. The majority of our employees are based in Malaysia. We pay our sales staff a combination of salaries and commissions and pay salaries to all other employees. We consider our relations with our employees to be good.

The following tables set forth certain information with respect to our employees as of the dates specified.

Country	As of December 31,
Country	2013	2014	2015
Malaysia	130	164	178
Thailand	53	78	66
Turkey	37	55	58
Philippines	71	76	73
Others	125	151	132
Total	416	524	507

Country	As of December 31,
Function	2013	2014	2015
Sales, marketing, business development, public relations and operations	132	183	200
Technology and support	156	190	158
Finance	48	66	77
Human resources and administration	45	47	45
Senior management	20	28	17
Creative	15	10	10
Total	416	524	507

E.	Share Ownership.

See Item 7.A “Major Shareholders and Related Party Transactions – Major Shareholders” for information on the shareholdings of our directors and executive officers.

See Item 6.B “Compensation—Employee Stock Option Plan” for a description of our employee stock option plan and information on options granted to our executive officers.

ITEM 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this annual report by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares. The calculations in the table below assume that there are 67,504,435 ordinary shares outstanding as of the date of this annual report.

	Shares Beneficially Owned(1)
	Number(1)		%(2)†
Directors and Executive Officers:

Craig White	—		—
Ramesh Pathmanathan	—		—
Pan Yong Tee	—		—
Jonathan Yoon Soon Chong	—		—
Preecha Praipattarakul		*	*
William Cheong Fatt Chan		*	*
Sheng Guan Eng	—		—
Yit Fei Chang	—		—
Tek Kuang Cheah	—		—
Mun Kee Chang	—		—
Eric He	—		—

All Directors and Executive Officers as a Group	—		—

Principal Shareholders:
Tan Sri Dato’ Seri Vincent Tan and his entities and affiliates(5)	35,858,871		53.1%
MOL.com Sdn. Bhd.(5)	12,464,788		18.5%
Hotel Resort Enterprise Sdn. Bhd.(5)(8)	11,386,721		16.9%
His Royal Highness Sultan Ibrahim of the State of Johor	8,834,598		13.1%
MOL Ventures(5)(5)	6,962,340		10.3%
Ganesh Kumar Bangah(3)	6,859,192		10.2%
Rayvin Tan Yeong Sheik(5)(6)	5,035,675		7.5%
MOL Investments Pte. Ltd.(5)(7)	2,867,517		4.3%

*	Beneficially owns less than 1% of our ordinary shares.
†	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares held by such person or group by the sum of the total number of shares outstanding, which is 67,504,435 as of the date of this annual report and does not take into account any awards under our 2014 Share Incentive Plan or options granted by MOL Investments Pte. Ltd. as no such awards have vested.
(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities.
(2)	For each person and group included in this table, percentage of beneficial ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group by the number of ordinary shares outstanding. The total number of ordinary shares outstanding as of the date of this annual report is 67,504,435.
(3)	Our founder and former Director and Executive Chairman, Ganesh Kumar Bangah’s equity interest in the Issuer is held through his direct ownership of 5,916,182 of our ordinary shares, his beneficial ownership of an 11.63% interest in MOL Ventures, which directly owns 6,962,340 of our ordinary shares, and his beneficial ownership of 133,636 ordinary shares as a result of his repurchase of 133,636 ADSs. See Item 16E. “Purchases of Equity Securities by the Issuer and Affiliated Purchasers”.
(4)	MOL Ventures is owned 88.37% by our major shareholder Tan Sri Dato’ Seri Vincent Tan and his affiliates (including Rayvin Tan, Yeong Sheik, who owns a 10.0% interest in MOL Ventures) and 11.63% by our founder and former Director and Executive Chairman, Ganesh Kumar Bangah.
(5)	Our major shareholder, Tan Sri Dato’ Seri Vincent Tan, together with his entities and affiliates, beneficially owns a 53.1% interest in the Issuer through his direct ownership of 110,764 of our ordinary shares; a 89.9% effective equity interest in MOL.com Sdn. Bhd., which owns 12,464,788 of our ordinary shares; a 60.0% equity interest, and an additional 40.0% equity interest held by his son, Dato’ Sri Robin Tan Yeong Ching, in Hotel Resort Enterprise Sdn. Bhd., which owns 11,386,721 of our ordinary shares; a 75.5% effective equity interest, and an additional 10.0% equity interest held by his son, Rayvin Tan Yeong Sheik, in MOL Ventures, which owns 6,962,340 of our ordinary shares; a 100% equity interest in MOL Investments Pte. Ltd., which owns 2,867,517 of our ordinary shares; and 4,339,441 of our ordinary shares held directly by Rayvin Tan Yeong Sheik.
(6)	Rayvin Tan Yeong Sheik’s equity interest in the Issuer is held through his direct ownership of 4,339,441 ordinary shares and his beneficial ownership of a 10.0% interest in MOL Ventures, which directly owns 6,962,340 of our ordinary shares.
(7)	MOL Investments Pte. Ltd.’s beneficial ownership of our ordinary shares includes an option representing an aggregate of 1,766,920 ordinary shares, representing a 2.9% interest in our company, that was granted to certain employees, officers and/or directors of our company, and certain employees, officers and/or directors of our shareholders, subsidiaries and/or affiliates, which entitle these individuals to purchase ordinary shares of our company from MOL Investments Pte. Ltd. at a fixed price subject to vesting and certain conditions, following the completion of our initial public offering. These options will vest between six and 36 months following completion of our initial public offering.
(8)	Hotel Resort Enterprise Sdn. Bhd. is owned by our major shareholder, Tan Sri, Dato’ Seri Vincent Tan, who has a 60.0% equity interest in Hotel Resort Enterprise Sdn. Bhd., and Dato’ Sri Robin Tan Yeong Ching, who has a 40.0% equity interest in Hotel Resort Enterprise Sdn. Bhd.

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

Guarantees

Our related parties from time to time provide guarantees for our benefit. Our shareholder MOL Ventures provided guarantees for our obligations under our agreement to acquire PaytoGo and Game Sultan in 2013. Our major shareholder Tan Sri Dato’ Seri Vincent Tan, and certain entities under his control provided guarantees in 2015 relating to our revolving credit facility from MDV. Cyberventures Sdn. Bhd., or Cyberventures, which is owned 80% by our major shareholder, Tan Sri Dato’ Seri Vincent Tan, and 20% by our founder and former Director and Executive Chairman, Ganesh Kumar Bangah provided guarantees in 2012 relating to our loan from OCBC Bank (Malaysia) Berhad. Our founder and former Director and Executive Chairman, Ganesh Kumar Bangah also provided guarantees in 2012 in relation to equipment lease agreements entered into by MOL AccessPortal. Some of our directors and shareholders in MOL Thailand also provided guarantees in relation to the loans obtained by Zest from United Overseas Bank (Thai) Public Company Limited in Thailand.

Tenancy Agreements

MOL AccessPortal occupies space at Berjaya Times Square, Kuala Lumpur, Malaysia, under tenancy agreements with Berjaya Times Square Sdn. Bhd., which is controlled by our major shareholder, Tan Sri Dato’ Seri Vincent Tan. The aggregate fixed amount of rent payable under the tenancy agreements are approximately MYR52,739 per month with one agreement providing for a variable component for calculating the rent payable. The agreement which has expired in September 2014 was not renewed. The remaining three agreements will expire in February, June and November 2017, respectively. During February 2015, MOL AccessPortal signed a new tenancy agreement which will expire in February 2018. For these tenancies, the amount of payments we made to Berjaya Times Square Sdn. Bhd. were MYR0.7 million, MYR0.9 million and MYR1.3 million for the years ended December 31, 2013, 2014 and 2015, respectively. Rent is payable under these agreements at prevailing market rates.

Distribution Agreements

7-Eleven Malaysia. In November 2009, MOL AccessPortal entered into a distribution agreement with 7-Eleven Malaysia for the distribution by 7-Eleven Malaysia of vouchers for MOLPoints and pre-paid mobile airtime. Pursuant to the agreement, we are 7-Eleven Malaysia’s exclusive provider of online game reloads and pre-paid mobile airtime. 7-Eleven Malaysia is controlled by our major shareholder, Tan Sri Dato’ Seri Vincent Tan. Under the agreement, MOL AccessPortal paid 7-Eleven Malaysia a one-time fee of MYR2.5 million and pays a volume-based commission. The agreement is for an initial term of five years subject to automatic renewal for a further term of five years. In September 2013, MOL AccessPortal entered into an addendum to the distribution agreement with 7-Eleven Malaysia under which, among others, the term of the distribution agreement will be renewed for a further 10 years upon the expiry of the initial term and MOL AccessPortal agreed to pay 7-Eleven Malaysia an additional fee of MYR5.0 million, in five annual equal installments commencing on June 1, 2014. In May 2014, MOL AccessPortal and 7-Eleven Malaysia agreed that 7-Eleven Malaysia would distribute prepaid point-of-sale-activated gift cards on behalf of MOL AccessPortal and that MOL AccessPortal and InComm would provide the technology and services to 7-Eleven stores for the reselling of point-of-sale-activated gift cards utilizing MOL AccessPortal’s current infrastructure in 7-Eleven stores in Malaysia. Payments by MOL AccessPortal to 7-Eleven Malaysia under the distribution agreement were MYR20.1 million, MYR20.1 and MYR22.4 million for the years ended December 31, 2013, 2014 and 2015, respectively.

Sea Gamer. We have a reseller arrangement with, and also provide collection services for, Sea Gamer Mall Sdn. Bhd., or Sea Gamer, which sells online game credits and secondary market items for online games. Sea Gamer is owned 51% by Cyberventures. Under the arrangement, which commenced in 2012, users are able to purchase MOLPoints vouchers and online game vouchers through Sea Gamer’s website. Pursuant to the arrangement, Sea Gamer receives a commission for products sold, and we receive a fee for collection services. The arrangement can be discontinued by either party at any time. Revenue earned in connection with the arrangement was MYR4.5 million, MYR1.4 million and MYR2.9 million for the years ended December 31, 2013, 2014 and 2015, respectively.

U Mobile. In September 2008, MOL AccessPortal entered into a distribution agreement with U Mobile Sdn. Bhd., or U Mobile, for the distribution by us of e-pins for U Mobile pre-paid mobile airtime. U Mobile is beneficially owned 44.67% by our major shareholder, Tan Sri Dato’ Seri Vincent Tan. Under the agreement, we earn an agreed upon margin for the products sold. The agreement was for a term of 12 months and has not been renewed by the parties, although the relationship has continued on terms substantially similar to those of the agreement. In addition, in May 2011 we entered into a term sheet for collaboration with U Mobile, under which we provide U Mobile with, among others, Facebook credits for U Mobile customers and Facebook advertising, in consideration for U Mobile providing payment to us in the form of U Mobile pre-paid mobile airtime worth MYR720,000. Revenue earned from sales of U Mobile products was MYR2.6 million, MYR3.3 million and MYR3.1 million for the years ended December 31, 2013, 2014 and 2015, respectively. We also subscribe for prepaid and postpaid mobile phone services for usage by our employees from U Mobile.

Services Agreements

In April 2013, MyCNX entered into a term sheet with Friendster ICafe for the provision of services by Friendster ICafe, which include information technology consulting services. The agreement was initially for a term of one year from May 1, 2013 and was extended for another one year term from May 1, 2014. Under this arrangement, the fees payable to Friendster ICafe are a percentage of MyCNX’s sales revenue after deducting content provider royalty costs as set forth in the term sheet. Payments made to Friendster ICafe were MYR0.5 million for the year ended December 31, 2013 and MYR0.3 million for the year ended December 31, 2014. In the first quarter of 2015, the agreement was not renewed and the payments made to Friendster ICafe were RM0.05million for the year ended December 31, 2015.

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

Ini3. In November 2012, MOL AccessPortal Co. Ltd., or MOL Thailand, entered into an agreement with Ini3 Digital Co. Ltd., or Ini3, for the distribution by MOL Thailand of cash cards and e-pins supplied by Ini3. Under the agreement, MOL Thailand earns an agreed upon margin for the products sold. Ini3 is controlled by the family of the wife of Preecha Praipattarakul, our Chief Executive Officer. The agreement continues to be in effect indefinitely unless terminated by the parties. Revenue derived from the sale of Ini3 products was MYR4.4 million, MYR2.1 million and MYR2.0 million for the years ended December 31, 2013and 2014 and 2015, respectively.

Berjaya Group Companies. We also purchase products and services from Berjaya Corporation group of companies controlled by our major shareholder, Tan Sri Dato’ Seri Vincent Tan, including hotels, cars, share registration services, food and beverage and courier services, from time to time in the ordinary course of our business. Our expenditures for such products and services were approximately MYR0.2 million, MYR0.2 million and MYR0.3 million for the years ended December 31, 2013, 2014 and 2015 respectively.

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

Cyberventures . Pursuant to a settlement of debt agreement dated November 8, 2012 between MOL AccessPortal and Cyberventures, MOL AccessPortal acquired its shares in MyCNX through the transfer of 1,599,900 shares of par value MYR1 each in MyCNX (consisting of 79.995% of the total issued and paid-up capital of MyCNX) as full settlement of a debt amounting to MYR27.8 million owed by Cyberventures to MOL AccessPortal.

BLoyalty. We provide technology outsourcing services to BLoyalty Sdn. Bhd, a company that is wholly owned by an entity controlled by our major shareholder, Tan Sri Dato’ Seri Vincent Tan. Revenue from these services was MYR0.7 million, MYR1.1 million and MYR1.6 million for the years ended December 31, 2013, 2014 and 2015, respectively.

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

Our ADSs, each representing one ordinary share, have been listed for trading under the symbol “MOLG” on the Nasdaq Global Market since October 9, 2014. However, trading in our ADSs on the Nasdaq Global Market has been suspended since April 18, 2016. The ADSs have been quoted under the ticker “MOLGY” on the OTC Pink marketplace since April 22, 2016. The following table provides the high and low trading prices for our ADSs on the Nasdaq Global Market (through April 15, 2016) and the OTC Pink Marketplace (since April 22, 2016) since the date of our initial public offering.

The last reported trading price for our ADSs on the OTC Pink Marketplace on April 28, 2016 was $0.22 per ADS.

	Trading Price ($)
	High	Low
October 2014 (October 9, 2014 through October 31, 2014)	8.70	7.31

November 2014	8.86	4.09

December 2014	3.90	1.69

January 2015	3.05	1.885

February 2015	2.60	1.88

March 2015	2.72	2.06

April 2015	2.50	2.10

May 2015	2.26	1.82

June 2015	1.91	1.52

July 2015	1.55	1.25

August 2015	1.22	0.80

September 2015	0.97	0.79

October 2015	0.83	0.58

November 2015	0.83	0.45

December 2015	1.15	0.69

January 2016	0.72	0.63

February 2016	0.76	0.66

March 2016	0.80	0.68

April 2016 (through April 28, 2016)	0.75	0.20

B.	Plan of Distribution.

Not applicable.

B.	Markets.

Our ADSs, each representing one of our ordinary shares, have been listed on the Nasdaq Global Market since October 9, 2014 under the symbol “MOLG.” However, trading in our ADSs on the Nasdaq Global Market has been suspended since April 18, 2016. The ADSs have been quoted under the ticker “MOLGY” on the OTC Pink marketplace since April 22, 2016.

The last reported trading price for our ADSs on the OTC Pink Marketplace on April 28, 2016 was $0.22 per ADS.

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

In November 2009, MOL AccessPortal entered into a distribution agreement with 7-Eleven Malaysia for the distribution by 7-Eleven Malaysia of vouchers for MOLPoints and pre-paid mobile airtime. Pursuant to the agreement, we are 7-Eleven Malaysia’s exclusive provider of online game reloads and pre-paid mobile airtime. 7-Eleven Malaysia is controlled by our major shareholder, Tan Sri Dato’ Seri Vincent Tan. Under the agreement, MOL AccessPortal paid 7-Eleven Malaysia a one-time fee of MYR2.5 million and pays a volume-based commission. The agreement is for an initial term of five years subject to automatic renewal for a further term of five years. In September 2013, MOL AccessPortal entered into an addendum to the distribution agreement with 7-Eleven Malaysia under which, among others, the term of the distribution agreement will be renewed for a further 10 years upon the expiry of the initial term and MOL AccessPortal agreed to pay 7-Eleven Malaysia an additional fee of MYR5.0 million, in five annual equal installments commencing on June 1, 2014. In May 2014, MOL AccessPortal and 7-Eleven Malaysia agreed that 7-Eleven Malaysia would distribute prepaid point-of-sale-activated gift cards on behalf of MOL AccessPortal and that MOL AccessPortal and InComm would provide the technology and services to 7-Eleven stores for the reselling of point-of-sale-activated gift cards utilizing MOL AccessPortal’s current infrastructure in 7-Eleven stores in Malaysia. Payments by MOL AccessPortal to 7-Eleven Malaysia under the distribution agreement were MYR20.1 million, MYR20.1 million and MYR22.4 million for the years ended December 31, 2013, 2014 and 2015, respectively.

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

Sensitivity analysis for interest rate risk

As of December 31, 2013, 2014 and 2015, respectively, if interest rates had been 50 basis points lower, with all other variables held constant, our post-tax profit for the financial year would have been MYR0.1 million, MYR0.1 million and MYR Nil higher, and if interest rates had been 50 basis points higher, with all other variables held constant, our post-tax profit for the financial year would have been MYR0.1 million, MYR0.1 million and MYR Nil lower. This is primarily due to the resulting effect on our finance costs for floating rate borrowings. The assumed movement in basis points for interest rate sensitivity analysis is based on a prudent estimate of the current market environment.

Foreign Exchange Risk

Foreign exchange risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. As we have continued to expand our international operations, we have become more exposed to the effects of fluctuations in currency exchange rates. In addition to our operations in Malaysia from which we earn revenue denominated in Malaysian Ringgit, we also earn revenue denominated in Thai Baht, Turkish Lira, Philippine Pesos and U.S. dollars, among other currencies. In 2015, 66.5% of our revenue was earned in currencies other than Malaysian Ringgit. We incur expenses for employee salaries and other operating expenses in the local currencies in the jurisdictions in which we operate, with the largest portion being incurred in Malaysia as our head office is based there. Fluctuations in the exchange rates between the Malaysian Ringgit and those other currencies could result in the Malaysian Ringgit equivalent of such expenses being higher and/or the Malaysian Ringgit equivalent of such foreign currency-denominated revenue being lower than would be the case if exchange rates were stable. We do not generally enter into hedging contracts to limit our exposure to fluctuations in the value of the Malaysian Ringgit, or any other currency. Furthermore, the substantial majority of our revenue is denominated in emerging markets currencies, including the Malaysian Ringgit. Our foreign currency translation reserve, which represents foreign exchange gains and losses arising from the translation of the financial statements of foreign operations for which the functional currency is not the Malaysian Ringgit, was a deficit of MYR2.5 million, MYR8.2 million and MYR11.4 million as of December 31, 2013, 2014 and 2015, respectively. In recent months, foreign currency exchange rates for emerging markets currencies have experienced substantial volatility. For example, in 2015 the exchange rates between U.S. dollars and Malaysian Ringgit varied from a high of 4.4560 Malaysian Ringgit per U.S. dollar to a low of 3.5150 Malaysian Ringgit per U.S. dollar. Although fluctuations in the value of the Malaysian Ringgit and other emerging markets currencies are not necessarily correlated, there can be no assurance that our results of operations will not be adversely affected by such volatility. Our historical results of operations have not been materially affected by movements in foreign currency exchange rates. See “Risk Factors—Fluctuations in foreign currency exchange rates will affect our financial results, which we report in Malaysian Ringgit.”

Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in meeting financial obligations due to shortage of funds. Our exposure to liquidity risk arises from mismatches of the maturities of financial assets and liabilities. Our objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans and hire-purchase agreements. Our holding of cash and short-term deposits, together with committed funding facilities and net cash flow from operations, are expected to be sufficient to cover our cash flow needs. As of December 31, 2013, our current liabilities exceeded our current assets, however as of December 31, 2014 and 2015, our current assets exceed our current liabilities. See “—Liquidity and Capital Resources.”

Maturity profile of financial liabilities

The table below summarizes the maturity profile of our financial liabilities as at the reporting date. The table was prepared based on the undiscounted cash flows on financial liabilities on the basis of the earliest date at which we can be required to pay. The table includes both interest and principal cash flows.

	Weighted average effective interest rate	On demand or within 1 year	Within 2 to 5 years	After 5 years	Total	Carrying amount
		(MYR in millions, except percentages)
2015
Non-interest bearing	—	205.5	26.4	—	231.9	231.9
Fixed interest rate instruments	2.6%-10.0%	17.2	2.4	—	19.6	17.8

		222.7	28.8	—	251.5	249.7

2014 (Restated)
Non-interest bearing	—	102.4	37.3	—	139.7	189.7
Variable interest rate instruments	7.4%-7.9%	0.2	0.8	1.8	2.8	2.0
Fixed interest rate instruments	2.6%-7.3%	56.5	1.2	—	57.7	53.8

		159.1	39.3	1.8	200.2	195.5

2013
Non-interest bearing	—	124.8	—	—	124.8	124.8
Variable interest rate instruments	7.6%-7.9%	0.2	0.6	1.4	2.2	2.2
Fixed interest rate instruments	2.6%-7.3%	74.4	1.5	—	75.9	70.8

		199.4	2.1	1.4	202.9	197.8

ITEM 12.	Description of Securities Other Than Equity Securities

A.	Debt Securities.

Not applicable.

B.	Warrants and Rights.

Not applicable.

C.	Other Securities.

Not applicable.

D.	American Depositary Shares.

Fees and Charges our ADS Holders May Have to Pay

Persons depositing or withdrawing ordinary shares or ADS holders must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of ordinary shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

$.05 (or less) per ADSs per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of ordinary shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw ordinary shares

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or ordinary shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

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

We received net proceeds of approximately $87.9 million from our initial public offering. For the period from October 8, 2014, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2015, the net proceeds received from our initial public offering were mainly used to increase our beneficial ownership in our subsidiaries and to repurchase ADSs. See Item 16E. “Purchases of Equity Securities by the Issuer and Affiliated Purchasers”. We intend to use the remainder of the proceeds from our initial public offering, as disclosed in our registration statement on Form F-1, to repay indebtedness , to increase our beneficial ownership in our subsidiaries and for general corporate purposes.

ITEM 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and our Group Chief Financial Officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2015. Based on that evaluation, our Chief Executive Officer and Group Chief Financial Officer concluded that our disclosure controls and procedures as of December 31, 2015 were not effective as a result of the material weaknesses and significant deficiencies in internal control over financial reporting as described below and in Item 3.D “Key Information—Risk Factors— If we fail to maintain an effective system of internal control over financial reporting, we may lose investor confidence in the reliability of our financial statements.”

Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed under the supervision of our chief executive officer and chief financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements for external reporting purposes in accordance with IFRS.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2015. In making this assessment, management used the framework set forth in the report Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication and (v) monitoring.

Based on that evaluation, management concluded that these controls were not effective at December 31, 2015 as a result of the material weakness and significant deficiencies in our internal control over financial reporting described below. We believe that we are taking the steps necessary for remediation as described below, and we will continue to monitor the effectiveness of these steps and to make any changes that our management deems appropriate.”

Changes in Internal Controls Over Financial Reporting

In connection with the audit of our consolidated financial statements for the year ended December 31, 2015, one material weakness in regards to our accounting of complex transactions was identified in our internal control over financial reporting, which relates to how the company’s lack of technical financial reporting expertise to appropriately report complex transactions under IFRS and which resulted in restatement in our consolidated financial results for various periods to correct our accounting for certain transactions, as disclosed in our interim report on Form 6-K (File No. 36637) furnished to the SEC on May 2, 2016. See Item 3.D. “Key Information – Risk Factors – Risks Relating to Our Business - Certain errors were identified in our consolidated statements of financial position and our consolidated statements of profit or loss and other comprehensive income as of and for the three month periods ended December 31, 2014, March 31, 2015, June 30, 2015, September 30, 2015, December 31, 2015, the six month period ended June 30, 2015, the nine month period ended September 30, 2015 and the year ended December 31, 2014” and “Key Information – Risk Factors – Risks Relating to Our Business – Certain errors were identified in our consolidated statements of profit or loss and other comprehensive income for three month periods ended March 31, 2013, June 30, 2013, September 30, 2013, December 31, 2013, March 31, 2014, June 30, 2014 and September 30, 2014, the six month periods ended June 30, 2013 and 2014, and the year ended December 31, 2013.”

Firstly, with respect to PayByMe, we have restated our consolidated financial results for the three month periods ended September 30, 2014, December 31, 2014, March 31, 2015, June 30, 2015, September 30, 2015, December 31, 2015, the six month period ended June 30, 2015, the nine month periods ended September 30, 2014 and 2015 and the year ended December 31, 2014 to correct our accounting for certain transactions entered into in connection with our acquisition of PayByMe. In particular, the restatements relate to put options granted to the holder of the non-controlling interest of PayByMe and our accounting for foreign currency gains/(losses) attributable to non-operating transactions in connection with a bank guarantee that we secured for the benefit of the holders of the non-controlling interest of PayByMe. A review of the application of IFRS to options (the “Put Options”) granted by MOL AccessPortal, in connection with the acquisition by MOL AccessPortal of a 51% equity interest in PayByMe resulted in a restatement of previous accounting. In September 2014, we acquired a 51% equity interest in PayByMe and in connection with the acquisition, MOL AccessPortal granted the Put Options to the holders of the non-controlling interest of PayByMe, pursuant to which the holders of the non-controlling interest have the contractual right to require MOL AccessPortal to subscribe for shares representing the remaining 49% equity interest in PayByMe that MOL AccessPortal does not already own (the “Option Shares”) in tranches during specified periods. These options are disclosed in note 17(b)(i) (Acquisition of Klon Ödeme ve Iletisim Teknolojileri Anonim Şirketi ("PayByMe")) and 36(ii) (Derivative Financial Liabilities) to our consolidated financial statements as of and for the year ended December 31, 2014. Upon reviewing the application of IFRS, we noted that we are required to recognize a gross obligation for the present value of the redemption amount of the Put Options because the holders of the non-controlling interest have the right to require MOL AccessPortal to pay cash or another financial asset in exchange for the Option Shares. The gross obligation must be recognized at an amount equal to the present value of the estimated amounts that could be required to be paid to the holders of the non-controlling interest in accordance with the shareholders agreement between MOL AccessPortal and the holders of the non-controlling interest and are subject to re-measurement at the end of each reporting period. Changes in the measurement of the gross obligation due to the unwinding of the discount or changes in the estimated amounts that the acquirer could be required to pay are recognized in profit or loss at the end of each reporting period. As a result, we restated our put option written on non-controlling interest on our consolidated statements of financial position as of September 30, 2014 and 2015, December 31, 2014 and 2015, March 31, 2015, and June 30, 2015. In addition, the gross obligation on in-substance forward recognized in connection with these options gives rise to a loss on re-measurement of gross obligation to be reported as “finance costs”, on our consolidated statements of profit or loss and other comprehensive income for the three and nine month periods ended September 30, 2014 and 2015, the three month periods ended December 31, 2014 and 2015, the three month period ended March 31, 2015, the three and six month periods ended June 30, 2015 and the year ended December 31, 2014 . None of the fair value adjustments and corresponding re-measurements have any impact on our operating cash flows during the relevant periods. The gain/(loss) on re-measurement of gross obligation that should be recognized in our consolidated statements of profit or loss for the three month periods ended March 31, 2015, June 30, 2015, September 30, 2015, December 31, 2015 was MYR0.4 million, MYR (4.2) million, MYR (2.9) million and MYR (2.3) million respectively. For the six month period ended June 30, 2015 and the nine month period ended September 30, 2015, the loss on re-measurement of gross obligation was MYR(3.7) million and MYR(6.7) million, repsectively. For the three month period and year ended December 31, 2014, the loss on re-measurement of gross obligation was MYR(3.2) million. Accordingly, a restatement has been made to the consolidated financial statements as of and for the three month periods ended September 30, 2014, December 31, 2014, March 31, 2015, June 30, 2015, September 30, 2015, December 31, 2015, the six month period ended June 30, 2015, the nine month period ended September 30, 2014 and 2015 and the year ended December 31, 2014.

Secondly, as required under the terms of our acquisition of PayByMe, we secured a bank guarantee for the benefit of the holders of the non-controlling interest of PayByMe in December 2014. These funds were originally treated as working capital. However, having reviewed the nature of the transactions in connection with the bank guarantee, we have determined that these transactions are non-operating in nature. Accordingly, all foreign exchange gains or losses should be recognized as either “other income” if they relate to foreign currency exchange gains and “non-operating expenses” if they relate to foreign currency exchange losses. As a result of the above and in an effort to better reflect the nature of the foreign currency transactions during the year, we determined to restate our foreign exchange transactions according to the nature of the transactions in particular whether or not they are deemed attributable to operations. Foreign exchange gain/(loss) attributable to non-operating transactions of MYR1.7 million, MYR(0.2) million and MYR6.0 million was included in “other operating expenses” in our condensed interim consolidated statements of profit or loss for the three month periods ended March 31, 2015, June 30, 2015 and September 30, 2015, respectively, and MYR1.6 million and MYR7.6 million was included in “other operating expenses” in our condensed interim consolidated statements of profit or loss for the six month period ended June 30, 2015 and the nine month period ended September 30, 2015, respectively. In our restated condensed interim consolidated statements of profit or loss for the three month period ended March 31, 2015, the three and six month periods ended June 30, 2015 and the three and nine month periods ended September 30, 2015, these amounts are reclassified as “other income” to the extent that they relate to foreign exchange currency gains and “non-operating expenses” to the extent that they relate to foreign currency exchange losses, in each case reported below the line of “loss from operations”.

The Company intends to strengthen their reporting function to include competent finance staff by recruiting capable accounting staff from established accounting firms to strengthen the internal control over financial reporting. The company is also reviewing the feasibility of engaging an independent accounting practice to provide consultancy guidance on such complex transaction.

In addition, the Company has identified significant deficiencies in its internal control over financial reporting. We have taken the approach of identifying the significant deficiencies by the individual reporting entities as compared to an overall assessment for the Company due to the specific nature of the business segment that these entities operate in. Significant deficiencies were identified in our internal control over financial reporting at PayByMe, Nganluong and Easy2Pay.

PayByMe is part of the MOLPoints business segment. In 2014, material weaknesses were identified in PayByMe in respect to lack of documentation and review of journal entries and weaknesses in the reconciliation and confirmation process, which in 2015 have been classified as significant deficiencies. In connection with lack of review of journal entries, we intend to further strengthen ourreview process to ensure that the journals being prepared are properly verified and approved before being included in the financial statements of PayByMe. In connection with the reconciliation of collection and confirmation process, during 2016 we implemented various processes to ensure that reconciliation is done for collection on a timely basis. We are also reviewing the need to carry out more regular confirmation and plan to implement corrective measures to strengthen the internal control procedures.

With respect to Nganluong, which is part of the MOLPay business segment, significant deficiencies were identified relating to the lack of internal controls over reconciliation namely, revenue recognized on transaction fees and the corresponding other payable account that were unutilized or undrawn from user e-wallet balance, the timeliness of the reconciliation of other payable account of unutilized or undrawn user e-wallet credit as per the general ledger against the e-wallet balances generated from Nganluong’s operating system and for intercompany balances. In addition, there were no confirmations or statement of accounts sent to Nganluong’s e-wallet users, subsidiary ledger was not maintained to record the detail movement of transactions by each user and incomplete documentation retained for control procedures. In terms of General Information Technology Control, there was absence of key program change controls or password setting to Nganluong’s system, no proper documentation on the program changes and lack of segregation of duties between personnel performing development work and personnel implementing changes to the production environment and weaknesses in audit logging and review practices for the Nganluong databases.

With respect to Easy2Pay, which is part of MOLPoints business segment, significant deficiencies were identified in relation to the weaknesses surrounding Easy2Pay’s General Information Technology Control such as the absence of formalized policies and procedures for the data center and network operations, access security, program change and system software acquisition, development and maintenance. It was also noted that there were absence of documentation in IT helpdesk incident management, no periodic testing for ongoing readability of the backup data stored on a replication server, absence of document approvals for user ID administration activities, absence of periodic access rights review and user ID housekeeping, absence of proper documentation for system software and program change management, multiple IT staff performing the role of system administrator and system developer, audit logs were not enabled for the Customer Management System (CMS) application and operating system hosting the CMS application and audit logs enabled for CMS database were not periodically reviewed for exceptions.

The Company has been strengthening its reporting team by increasing the staff resource at both head office and country finance function. In addition, the Internal Audit function has also been strengthened to provide additional supervisory and assurance on financial reporting. The company is also reviewing the feasibility of engaging an independent accounting practice to provide consultancy guidance on such complex transaction

We can give no assurance that our planned remediation will be properly implemented or will be sufficient to eliminate such material weaknesses and significant deficiencies or that additional material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Our failure to implement and maintain effective internal controls over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information.

Our Chief Executive Officer and Group Chief Financial Officer concluded that our disclosure controls and procedures as of December 31, 2015 was not effective as a result of the material weaknesses and significant deficiencies in our internal control over financial reporting.

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

	For the year ended December 31,
	2014	2015
	(MYR in millions)
Audit Fees	2.5	3.1
Audit Related Fees	7.6	—
Tax fees	0.3	0.1
All Other Fees	0.0	—
Total	10.4	3.2

Audit Fees

Audit fees in 2014 and 2015 were related to the audit of our consolidated financial statements and other audit or interim review services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-related fees in 2014 and 2015 were related to professional services rendered in connection with our initial public offering and secondary public offering.

Tax Fees

Tax fees in 2014 and 2015 were related to tax compliance and tax planning services.

All Other Fees

All other fees in 2014 and 2015 relate to services in connection with corporate compliance matters.

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

The following table sets forth certain details with respect to repurchases of ADSs by us pursuant to our publicly announced share repurchase program.

	(a) Total Number of ADSs(1) Purchased	(b) Average Price Paid per ADS(2)(3)		(c) Total Number of ADSs Purchased as part of Publicly Announced Plans or Programs	(d) Approximate Value of ADSs that May Yet be Purchased Under the Program(2)
		($)	(MYR)		($ in millions)	(MYR in millions)

December 2014 (December 11, 2014 through December 31, 2014)	1,137,789	2.93	10.23	1, 137,789	11.7	40.8
June 2, 2015	1,500,000	1.82	7.81	1, 500,000	8.9	38.181

Note:

(1)	Each ADS represents one ordinary share, par value $1.00 per share.
(2)	The translations of U.S. dollar amounts into MYR amounts have been made at the rate of MYR3.4950 to $1.00 and MYR4.2900 to $1.00, the noon buying rate in The City of New York for cable transfers of MYR as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2014 and on December 31, 2015 respectively. See Item 3.A. “Key Information — Selected Financial Data — Exchange Rate Information.”
(3)	Includes transaction costs.

On December 1, 2014, we announced that Mr. Ganesh Kumar Bangah, our founder and former Director and Executive Chairman, had informed our Board of Directors that he plans to purchase at any time during the subsequent 12 months an aggregate of up to $0.5 million of ADSs, from time to time, subject to customary blackout periods, including periodic blackout periods pending the release of our financial results.

The following table sets forth certain details with respect to repurchases of ADSs by our founder and former Director and Executive Chairman, Ganesh Kumar Bangah pursuant to his publicly announced share repurchase plan. Ganesh Kumar Bangah has not repurchased any ADSs during 2015.

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

Pursuant to these plans, we and our founder and former Director and Executive Chairman, Ganesh Kumar Bangah purchased an aggregate of 1,271,425 of ADSs and may yet purchase a further aggregate $12.1 million (MYR42.1 million) of ADSs.

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

ITEM 18. Financial Statements

Please refer to the financial statements beginning on page F-1.

ITEM 19. Exhibits

Exhibit Number	Description of Document

1.1*	Amended and Restated Memorandum and Articles of Association

2.1	Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-197401), as amended, initially filed with the Commission on September 23, 2014)

2.3	Deposit Agreement, among the Registrant, the depositary and holders of the American Depositary Receipts (incorporated by reference to Exhibit 2.3 from our annual report on Form 20-F (File No. 001-36637), filed with the Commission on April 30, 2014)

4.1	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-197401), as amended, initially filed with the Commission on July 14, 2014).

4.2	Form of Employment Agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-197401), as amended, initially filed with the Commission on July 14, 2014).

4.3	Form of Director Agreement between the Registrant and its directors (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-197401), as amended, initially filed with the Commission on July 14, 2014).

4.4	Distribution Agreement between 7-Eleven Malaysia Sdn Bhd dated November 2, 2009 (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-197401), as amended, initially filed with the Commission on July 14, 2014).

4.5	Addendum dated September 3, 2013 to the Distribution Agreement between 7-Eleven Malaysia Sdn Bhd dated November 2, 2009 (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-197401), as amended, initially filed with the Commission on July 14, 2014).

8.1*	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-197401), as amended, initially filed with the Commission on July 14, 2014)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MOL GLOBAL, INC.

By:	/s/ Preecha Praipattarakul
Name:	Preecha Praipattarakul
Title:	Chief Executive Officer

Date: May 2, 2016

MOL GLOBAL, INC. (Incorporated in the Cayman Islands) AND ITS SUBSIDIARY COMPANIES FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2015 AND DECEMBER 31, 2014 (In Malaysian Ringgit)

MOL GLOBAL, INC.

(Incorporated in the Cayman Islands)

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC

ACCOUNTING FIRM

To the Shareholders and the Board of Directors of MOL Global, Inc.:

We have audited the accompanying consolidated statements of financial position of MOL Global, Inc. (the “Company”) and subsidiaries (collectively referred as the “Group”) as of December 31, 2014 and 2015, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2015. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the MOL Global, Inc. and subsidiaries as of December 31, 2014 and 2015 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in Note 48 to the consolidated financial statements, the 2014 financial statements have been restated to correct a misstatement.

Our audits also comprehended the translation of Malaysian Ringgit amounts into United States dollar (“USD”) amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3.27 of the financial statements. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

DELOITTE

AF 0080

Chartered Accountants

KUALA LUMPUR, MALAYSIA

April 27, 2016

MOL GLOBAL, INC.

(Incorporated in the Cayman Islands)

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND

OTHER COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31, 2015

	Note	2013	2014	2015		2015
		MYR	MYR	MYR		USD
			(Restated, see Note 48)

Revenue	5	171,518,303	202,713,170	248,479,461		57,920,620
Direct cost and other ancillary expenses		(70,018,771)	(94,443,136)	(140,981,115)		(32,862,731)
Employee expenses	7	(30,977,954)	(52,248,488)	(135,136,178)		(31,500,275)
Depreciation and amortization expenses	9	(20,555,751)	(24,363,145)	(28,033,750)		(6,534,674)
Marketing, advertising and promotion expenses		(8,314,856)	(6,085,264)	(7,985,820)		(1,861,497)
Communication and travelling expenses		(5,681,390)	(7,864,449)	(8,347,540)		(1,945,813)
Office related expenses		(3,863,869)	(4,291,292)	(5,715,244)		(1,332,225)
Contract and professional expenses		(2,610,993)	(20,111,233)	(16,021,242)		(3,734,555)
Other operating expenses		(4,055,736)	(12,058,933)	(50,468,397	)(1)	(11,764,195)
Other operating income	10	—	—	6,954,830	(2)	1,621,172

Profit/(Loss) from operations		25,438,983	(18,752,770)	(137,254,995)		(31,994,173)

Other income	10	2,528,467	7,575,489	11,985,542	(3)	2,793,832
Non-operating expenses		(3,039,980)	—	—		—
Finance costs	11	(5,086,045)	(9,141,521)	(11,161,957	)(4)	(2,601,855)
Share of results of associates	18	(13,259)	(104,489)	(15,323)		(3,572)

Profit/(Loss) before tax	12	19,828,166	(20,423,291)	(136,446,733)		(31,805,768)
Income tax expense	13	(1,155,641)	(636,923)	(2,435,039)		(567,608)

Profit/(Loss) for the year		18,672,525	(21,060,214)	(138,881,772)		(32,373,376)

(1)	Included in other operating expenses is impairment of goodwill and intangible assets of MYR38,418,274 (2014: MYRNil; 2013: MYRNil) as disclosed in Note 21.
(2)	Included in other operating income is unrealized gain on foreign exchange related to operating activities of MYR5,701,723 (2014: MYRNil; 2013: MYRNil) as disclosed in Note 10.
(3)	Included in other income is unrealized gain on foreign exchange related to non-operating activities of MYR6,412,170 (2014: MYRNil; 2013: MYRNil) as disclosed in Note 10.
(4)	Included in finance costs is unwinding of discount and change in estimates of gross obligations of MYR8,960,571 (2014: MYR3,154,269; 2013: MYRNil) as disclosed in Note 11.

MOL GLOBAL, INC.

(Incorporated in the Cayman Islands)

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND

OTHER COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31, 2015 (CONTINUED)

	Note	2013	2014	2015	2015
		MYR	MYR	MYR	USD
			(Restated, see Note 48)

Other comprehensive (loss)/income, net of tax
Items that will not be reclassified subsequently to profit or loss:

Re-measurement gain on pension liabilities, net of tax of MYR45,654 (2014: MYR829)		111,444	1,935	136,055	31,714
Items that are or may be reclassified subsequently to profit or loss:

Available-for-sales financial assets
- Fair value gain		—	15,258	—	—
- Reclassification to profit or loss		—	—	(15,258)	(3,557)

Exchange differences on translating foreign operations, net of tax of MYRNil		(3,913,878)	10,697,486	4,766,246	1,111,013

Other comprehensive (loss)/income for the year, net of tax		(3,802,434)	10,714,679	4,887,043	1,139,170

Total comprehensive income/(loss) for the year		14,870,091	(10,345,535)	(133,994,729)	(31,234,206)

MOL GLOBAL, INC.

(Incorporated in the Cayman Islands)

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND

OTHER COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31, 2015 (CONTINUED)

	Note	2013	2014	2015	2015
		MYR	MYR	MYR	USD
			(Restated, see Note 48)

Profit/(Loss) for the year attributable to:
Owners of the Company		12,006,984	(24,754,482)	(140,529,144)	(32,757,379)
Non-controlling interests		6,665,541	3,694,268	1,647,372	384,003

		18,672,525	(21,060,214)	(138,881,772)	(32,373,376)

Total comprehensive income/(loss) for the year attributable to:
Owners of the Company		9,495,453	(14,055,504)	(137,221,381)	(31,986,339)
Non-controlling interests		5,374,638	3,709,969	3,226,652	752,133

		14,870,091	(10,345,535)	(133,994,729)	(31,234,206)

Earnings/(Loss) per share
Basic/Diluted (sen)	14	20.39	(40.44)	(214.58)	(50.01)

The accompanying notes form an integral part of the financial statements.

MOL GLOBAL, INC.

(Incorporated in the Cayman Islands)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2015

	Note	2013	2014	2015	2015
		MYR	MYR	MYR	USD
			(Restated, see Note 48)

ASSETS
Non-current assets
Property, plant and equipment	15	8,653,391	11,175,815	11,725,474	2,733,211
Investment property	16	2,393,789	2,367,484	—	—
Investment in associates	18	78,100	88,793	73,470	17,126
Other investment	19	1	1	1	—
Development expenditure	20	5,186,445	6,558,836	8,650,377	2,016,405
Intangible assets	21	138,889,238	164,407,675	114,231,863	26,627,475
Finance lease receivables	22	506,871	459,428	314,193	73,238
Deferred tax assets	23	203,300	1,293,913	1,119,083	260,859
Available-for-sale financial assets	24	—	806,627	—	—
Other receivables, deposits and prepaid expenses	27	—	1,081,930	1,066,330	248,562

Total non-current assets		155,911,135	188,240,502	137,180,791	31,976,876

Current assets
Inventories	25	23,692,531	23,842,415	29,783,693	6,942,586
Trade receivables	26	33,820,107	58,300,667	104,105,339	24,266,979
Other receivables, deposits and prepaid expenses	27	14,009,186	25,021,155	63,362,110	14,769,722
Amount due from associates	28	216,848	—	—	—
Amount due from other related parties	28	584,951	959,623	3,843,339	895,883
Finance lease receivables	22	65,506	99,240	145,234	33,854
Cash and bank balances	29	49,729,488	150,570,805	94,062,434	21,925,975
Restricted cash	29	4,832,435	34,392,659	43,560,522	10,153,968
Tax recoverable		56,175	—	1,714,572	399,667

Total current assets		127,007,227	293,186,564	340,577,243	79,388,634

Total assets		282,918,362	481,427,066	477,758,034	111,365,510

MOL GLOBAL, INC.

(Incorporated in the Cayman Islands)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2015 (CONTINUED)

	Note	2013	2014	2015	2015
		MYR	MYR	MYR	USD
			(Restated, see Note 48)

EQUITY AND LIABILITIES
Capital and reserves
Share capital	30	9,816,220	38,059,243	38,059,243	8,871,618
Treasury shares	30	—	(11,638,425)	(22,056,637)	(5,141,407)
Reserves	31	24,624,647	244,129,715	192,651,582	44,907,127

Equity attributable to owners of the Company		34,440,867	270,550,533	208,654,188	48,637,338

Put option written on non-controlling interest	37	—	(32,944,082)	(32,944,082)	(7,679,273)
Non-controlling interests		30,620,230	15,391,044	14,194,694	3,308,787

Total equity		65,061,097	252,997,495	189,904,800	44,266,852

Non-current liabilities
Borrowings	32	3,383,872	3,025,934	1,865,728	434,902
Financial liability on in-substance forward	37	—	37,300,351	26,402,457	6,154,419
Pension liabilities	38	94,636	602,920	1,480,869	345,191
Deferred tax liabilities	23	9,658,469	9,752,755	5,958,947	1,389,032

Total non-current liabilities		13,136,977	50,681,960	35,708,001	8,323,544

Current liabilities
Trade payables	34	48,009,555	82,342,742	124,576,775	29,038,877
Other payables and accrued expenses	35	22,291,606	30,311,041	72,724,621	16,952,126
Financial liability on in-substance forward	37	—	—	19,858,465	4,629,013
Derivative financial liability	36	26,164,107	—	—	—
Amount due to other related parties	28	30,747,913	602,486	1,175,153	273,928
Borrowings	32	69,630,994	52,708,110	15,923,778	3,711,836
Deferred revenue	40	6,296,993	11,122,133	15,710,692	3,662,166
Tax liabilities		1,579,120	661,099	2,175,749	507,168

Total current liabilities		204,720,288	177,747,611	252,145,233	58,775,114

Total liabilities		217,857,265	228,429,571	287,853,234	67,098,658

Total equity and liabilities		282,918,362	481,427,066	477,758,034	111,365,510

The accompanying notes form an integral part of the financial statements.

MOL GLOBAL, INC.

(Incorporated in the Cayman Islands)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2015

	Non-distributable							Distributable
	Issued capital	Share premium	Treasury shares	Capital contribution reserve	Share options reserve	Investment revaluation reserve	Foreign currency translation reserve	Retained earnings	Equity attributable to owners of the Company	Non-controlling interests	Total equity
	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR

As of January 1, 2013	9,816,220	2,954,189	—	—	—	—	148,395	12,026,610	24,945,414	14,815,486	39,760,900

Profit for the year	—	—	—	—	—	—	—	12,006,984	12,006,984	6,665,541	18,672,525

Other comprehensive (loss)/income for the year, net of tax	—	—	—	—	—	—	(2,622,975)	111,444	(2,511,531)	(1,290,903)	(3,802,434)

Total comprehensive (loss)/income for the year	—	—	—	—	—	—	(2,622,975)	12,118,428	9,495,453	5,374,638	14,870,091

Incorporation of new subsidiaries	—	—	—	—	—	—	—	—	—	779,795	779,795

MOL GLOBAL, INC.

(Incorporated in the Cayman Islands)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2015 (CONTINUED)

	Non-distributable							Distributable
	Issued capital	Share premium	Treasury shares	Capital contribution reserve	Share options reserve	Investment revaluation reserve	Foreign currency translation reserve	Retained earnings	Equity attributable to owners of the Company	Non-controlling interests	Total equity
	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR

Additional non-controlling interests arising on acquisition of subsidiaries (Note 43)	—	—	—	—	—	—	—	—	—	13,753,653	13,753,653
Dividends paid to non-controlling interests	—	—	—	—	—	—	—	—	—	(4,103,342)	(4,103,342)

As of December 31, 2013	9,816,220	2,954,189	—	—	—	—	(2,474,580)	24,145,038	34,440,867	30,620,230	65,061,097

MOL GLOBAL, INC.

(Incorporated in the Cayman Islands)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2015 (CONTINUED)

	Non-distributable								Distributable
	Issued capital	Share premium	Treasury shares	Capital contribution reserve	Share options reserve	Investment revaluation reserve	Foreign currency translation reserve	Retained earnings/ (Accumulated losses)	Equity attributable to owners of the Company	Put option written on non- controlling interest	Non-controlling interests	Total equity
	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR

As of January 1, 2014	9,816,220	2,954,189	—	—	—	—	(2,474,580)	24,145,038	34,440,867	—	30,620,230	65,061,097

Loss for the year	—	—	—	—	—	—	—	(21,600,213)	(21,600,213)	—	3,694,268	(17,905,545)
Other comprehensive income for the year, net of tax	—	—	—	—	—	15,258	10,681,785	1,935	10,698,978	—	15,701	10,714,679

Total comprehensive income/(loss) for the year	—	—	—	—	—	15,258	10,681,785	(21,598,278)	(10,901,235)	—	3,709,969	(7,191,266)

Additional non-controlling interests arising on the acquisition of subsidiaries (Note 43)	—	—	—	—	—	—	—	—	—	—	8,781,543	8,781,543

MOL GLOBAL, INC.

(Incorporated in the Cayman Islands)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2015 (CONTINUED)

	Non-distributable							Distributable
	Issued capital	Share premium	Treasury shares	Capital contribution reserve	Share options reserve	Investment revaluation reserve	Foreign currency translation reserve	Retained earnings/ (Accumulated losses)	Equity attributable to owners of the Company	Put option written on non- controlling interest	Non-controlling interests	Total equity
	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR

Issuance of new shares through Initial Public Offering (Note 30)	24,573,354	282,593,564	—	—	—	—	—	—	307,166,918	—	—	307,166,918
Buy-back of shares	—	—	(11,638,425)	—	—	—	—	—	(11,638,425)	—	—	(11,638,425)
Initial Public Offering related expenses	—	(25,170,755)	—	—	—	—	—	—	(25,170,755)	—	—	(25,170,755)
Issuance of shares for the acquisition of non-controlling interests (Note 30)	3,463,513	42,705,293	—	—	—	—	—	(85,209,079)	(39,040,273)	—	(20,445,677)	(59,485,950)

MOL GLOBAL, INC.

(Incorporated in the Cayman Islands)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2015 (CONTINUED)

	Non-distributable								Distributable
	Issued capital	Share premium	Treasury shares	Capital contribution reserve	Share options reserve	Investment revaluation reserve	Foreign currency translation reserve	Retained earnings/ (Accumulated losses)	Equity attributable to owners of the Company	Put option written on non- controlling interest	Non-controlling interests	Total equity
	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR

Issuance of shares on redemption of promissory notes (Note 30)	206,156	2,541,959	—	—	—	—	—	—	2,748,115	—	—	2,748,115
Capital contribution recognized for share-based compensation payments	—	—	—	7,602,686	—	—	—	—	7,602,686	—	—	7,602,686
Recognition of share-based payments	—	—	—	—	8,131,420	—	—	—	8,131,420	—	—	8,131,420
Effect of restructuring of non-controlling shareholders	—	—	—	—	—	—	—	365,484	365,484	—	(365,484)	—

MOL GLOBAL, INC.

(Incorporated in the Cayman Islands)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2015 (CONTINUED)

	Non-distributable								Distributable
	Issued capital	Share premium	Treasury shares	Capital contribution reserve	Share options reserve	Investment revaluation reserve	Foreign currency translation reserve	Retained earnings/ (Accumulated losses)	Equity attributable to owners of the Company	Put option written on non- controlling interest	Non- controlling interests	Total equity
	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR

Disposal of a subsidiary (Note 44)	—	—	—	—	—	—	—	—	—	—	(440,802)	(440,802)
Capital contribution from non-controlling interests	—	—	—	—	—	—	—	—	—	—	914,308	914,308
Dividends paid to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(7,383,043)	(7,383,043)

As of December 31, 2014 (as previously reported)	38,059,243	305,624,250	(11,638,425)	7,602,686	8,131,420	15,258	8,207,205	(82,296,835)	273,704,802	—	15,391,044	289,095,846
Prior year adjustments (Note 48)	—	—	—	—	—	—	—	(3,154,269)	(3,154,269)	(32,944,082)	—	(36,098,351)

As of December 31, 2014 (as restated)	38,059,243	305,624,250	(11,638,425)	7,602,686	8,131,420	15,258	8,207,205	(85,451,104)	270,550,533	(32,944,082)	15,391,044	252,997,495

MOL GLOBAL, INC.

(Incorporated in the Cayman Islands)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2015 (CONTINUED)

	Non-distributable								Distributable
	Issued capital	Share premium	Treasury shares	Capital contribution reserve	Share options reserve	Investment revaluation reserve	Foreign currency translation reserve	Retained earnings/ (Accumulated losses)	Equity attributable to owners of the Company	Put option written on non- controlling interest	Non- controlling interests	Total equity
	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR

As of January 1, 2015	38,059,243	305,624,250	(11,638,425)	7,602,686	8,131,420	15,258	8,207,205	(85,451,104)	270,550,533	(32,944,082)	15,391,044	252,977,495

Loss for the year	—	—	—	—	—	—	—	(140,529,144)	(140,529,144)	—	1,647,372	(138,881,772)
Other comprehensive (loss)/income for the year, net of tax	—	—	—	—	—	(15,258)	3,186,965	136,055	3,307,762	—	1,579,281	4,887,043

Total comprehensive (loss)/income for the year	—	—	—	—	—	(15,258)	3,186,965	(140,393,089)	(137,221,382)	—	3,226,653	(133,994,729)

Non-controlling interests arising on group reorganization	—	—	—	—	—	—	—	—	—	—	3,376	3,376

MOL GLOBAL, INC.

(Incorporated in the Cayman Islands)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2015 (CONTINUED)

	Non-distributable								Distributable
	Issued capital	Share premium	Treasury shares	Capital contribution reserve	Share options reserve	Investment revaluation reserve	Foreign currency translation reserve	Retained earnings/ (Accumulated losses)	Equity attributable to owners of the Company	Put option written on non- controlling interest	Non- controlling interests	Total equity
	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR

Effect of purchase price allocation (Note 43)	—	—	—	—	—	—	—	—	—	—	(115,289)	(115,289)
Change in ownership interest in subsidiaries that do not result in a loss of control	—	—	—	—	—	—	—	(75,181)	(75,181)	—	(659,819)	(735,000)
Buy-back of shares	—	—	(10,418,212)	—	—	—	—	—	(10,418,212)	—	—	(10,418,212)

MOL GLOBAL, INC.

(Incorporated in the Cayman Islands)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2015 (CONTINUED)

	Non-distributable								Distributable
	Issued capital	Share premium	Treasury shares	Capital contribution reserve	Share options reserve	Investment revaluation reserve	Foreign currency translation reserve	Retained earnings/ (Accumulated losses)	Equity attributable to owners of the Company	Put option written on non- controlling interest	Non- controlling interests	Total equity
	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR

Capital contribution recognized for share-based compensation payments	—	—	—	33,870,745	—	—	—	—	33,870,745	—	—	33,870,745
Recognition of share-based payments	—	—	—	—	51,947,685	—	—	—	51,947,685	—	—	51,947,685
Incorporation of a new subsidiary	—	—	—	—	—	—	—	—	—	—	48,384	48,384
Dividends paid to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(3,699,655)	(3,699,655)

MOL GLOBAL, INC.

(Incorporated in the Cayman Islands)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2015 (CONTINUED)

	Non-distributable								Distributable
	Issued capital	Share premium	Treasury shares	Capital contribution reserve	Share options reserve	Investment revaluation reserve	Foreign currency translation reserve	Retained earnings/ (Accumulated losses)	Equity attributable to owners of the Company	Put option written on non- controlling interest	Non- controlling interests	Total equity
	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR

Transfer to accumulated losses on cancellation of share options (Note 31)	—	—	—	—	(60,079,105)	—	—	60,079,105	—	—	—	—

As of December 31, 2015	38,059,243	305,624,250	(22,056,637)	41,473,431	—	—	11,394,170	(165,840,269)	208,654,188	(32,944,082)	14,194,694	189,904,800

	USD	USD	USD	USD	USD	USD	USD	USD	USD	USD	USD	USD

As of December 31, 2015	8,871,618	71,241,084	(5,141,407)	9,667,466	—	—	2,655,983	(38,657,406)	48,637,338	(7,679,273)	3,308,787	44,266,852

The accompanying notes form an integral part of the financial statements.

MOL GLOBAL, INC.

(Incorporated in the Cayman Islands)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2015

	Note	2013	2014	2015	2015
		MYR	MYR	MYR	USD
			(Restated, see Note 48)

CASH FLOWS FROM OPERATING ACTIVITIES
Profit/(Loss) before tax		19,828,166	(20,423,291)	(136,446,733)	(31,805,768)
Adjustments for:
Share-based compensation expense		—	15,670,289	85,818,430	20,004,296
Impairment loss on:
Goodwill		—	—	36,856,928	8,591,359
Intangible assets		—	—	1,561,346	363,950
Trade and other receivables		553,327	1,263,062	1,336,773	311,602
Inventories		—	468,200	1,065,610	248,394
Depreciation and amortization expenses	9	20,555,751	24,363,145	28,033,750	6,534,674
Interest expense		5,086,045	5,987,252	2,201,386	513,144
Inventories written off		709,515	5,017	1,300,209	303,079
Intangible assets written off		70,520	58,077	747,623	174,271
Property, plant and equipment written off		77,419	7,951	247,585	57,712
Bad debts written off		13,671	196,424	61,694	14,381
Share of results of associates		13,259	104,489	15,323	3,572
Development expenditure written off		—	176,231	—	—
Bargain purchase gain		—	(17,964)	—	—
Impairment loss no longer required:
Inventories		—	(41,945)	—	—
Trade receivables		—	(93,110)	—	—
Gain on disposal of a subsidiary		—	(87,437)	—	—
Gain on disposal of an associate		—	(140,433)	—	—
Gain on disposal of financial asset at fair value through profit or loss		—	—	(1,276)	(297)

(Forward)

MOL GLOBAL, INC.

(Incorporated in the Cayman Islands)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2015 (CONTINUED)

	2013	2014	2015	2015
	MYR	MYR	MYR	USD
		(Restated, see Note 48)
Net fair value gain on financial assets at fair value through profit or loss	—	—	(7,079)	(1,650)
Gain on disposal of available-for-sale financial assets	—	—	(18,812)	(4,385)
Loss/(Gain) on disposal of property, plant and equipment	697	(1,380)	(23,253)	(5,420)
Gain on disposal of investment property	—	—	(139,092)	(32,422)
Waiver of other payables	—	—	(220,156)	(51,318)
Derivative fair value adjustment	3,039,980	(3,736,076)	—	—
Unwinding of discount and change in estimates of gross obligations	—	3,154,269	8,960,571	2,088,711
Interest income	(800,794)	(1,462,334)	(2,164,444)	(504,533)
Unrealized (gain)/loss on foreign exchange	(390,959)	3,405,931	(12,113,893)	(2,823,751)

	48,756,597	28,856,367	17,072,490	3,979,601

Movement in working capital:
(Increase)/Decrease in:
Finance lease receivables	(294,035)	13,709	99,240	23,133
Inventories	1,254,881	(974,181)	(8,307,097)	(1,936,386)
Trade receivables, other receivables, deposits and prepaid expenses	1,739,493	(22,852,324)	(76,982,122)	(17,944,551)

Increase/(Decrease) in:
Trade payables, other payables and accrued expenses	11,580,413	26,509,875	75,851,766	17,681,065
Amount due to other related parties	27,584	263,520	(469,861)	(109,525)
Deferred revenue	512,983	1,708,562	4,588,559	1,069,594

Cash Generated From Operations	63,577,916	33,525,528	11,852,975	2,762,931

MOL GLOBAL, INC.

(Incorporated in the Cayman Islands)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2015 (CONTINUED)

	Note	2013	2014	2015	2015
		MYR	MYR	MYR	USD
			(Restated, see Note 48)

Interest paid		(5,086,045)	(5,987,252)	(2,201,386)	(513,144)
Income tax refunded		—	—	183,928	42,874
Income tax paid		(4,520,901)	(6,691,626)	(5,304,318)	(1,236,438)

Net Cash From Operating Activities		53,970,970	20,846,650	4,531,199	1,056,223

CASH FLOWS USED IN INVESTING ACTIVITIES
Increase in restricted fixed deposits		(2,280,046)	(29,560,224)	(9,167,863)	(2,137,031)
Interest received		800,794	1,462,334	2,164,444	504,533
Purchase of property, plant and equipment		(3,260,636)	(5,625,486)	(3,535,509)	(824,128)
Proceeds from disposal of property, plant and equipment		88,787	4,236	56,736	13,225
Proceeds from disposal of intangible assets		74,496	—	—	—
Purchase of intangible assets		(9,075,227)	(1,070,605)	(7,374,043)	(1,718,891)
Development expenditure incurred		(2,511,331)	(3,427,458)	(4,498,919)	(1,048,699)
Proceeds from disposal of a subsidiary, net of cash disposed	44	—	346,229	—	—
Proceeds from disposal of investment property		—	—	2,500,000	582,751
Proceeds from disposal of available-for-sale financial assets		—	—	847,188	197,480
Proceeds from disposal of financial assets at fair value through profit or loss		—	—	1,653,635	385,463
Proceeds from sales of associate		—	285,539	—	—
Purchase of available-for-sale financial assets		—	(791,369)	—	—

MOL GLOBAL, INC.

(Incorporated in the Cayman Islands)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2015 (CONTINUED)

		2013	2014	2015	2015
	Note	MYR	MYR	MYR	USD
			(Restated, see Note 48)

Purchase of financial asset at fair value through profit or loss		—	—	(1,621,635)	(378,004)
Subscription of new shares in associate		—	(219,000)	—	—
Acquisition of subsidiaries	43	(44,403,871)	(20,943,750)	—	—

Net Cash Used In Investing Activities		(60,567,034)	(59,539,554)	(18,975,966)	(4,423,301)

CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES
Proceeds from issuance of new shares		—	281,996,163	—	—
Payments for the acquisition of non-controlling interests		—	(81,914,053)	—	—
Payments for treasury shares		—	(11,638,425)	(10,418,212)	(2,428,488)
Repayments of finance lease payables		(1,211,750)	(1,357,871)	(1,158,862)	(270,131)
Proceeds from borrowings		17,313,195	34,000,000	38,000,000	8,857,809
Repayment of borrowings		—	(51,176,083)	(76,969,102)	(17,941,516)
Increase/(decrease) of amount due to other related parties		15,280,823	(30,016,578)	2,706,317	630,843
Dividends paid to non- controlling interests		(4,103,342)	(7,413,043)	(3,699,655)	(862,390)
Capital contribution from non-controlling interests		—	914,308	48,384	11,278

Net Cash From/(Used In) Financing Activities		27,278,926	133,394,418	(51,491,130)	(12,002,595)

MOL GLOBAL, INC.

(Incorporated in the Cayman Islands)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2015 (CONTINUED)

		2013	2014	2015	2015
		MYR	MYR	MYR	USD
			(Restated, see Note 48)

NET INCREASE/ (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE YEAR		20,682,862	94,701,514	(65,935,897)	(15,369,673)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		32,086,291	49,729,488	150,570,805	43,081,775

EFFECT ON EXCHANGE RATE CHANGES		(3,039,665)	6,139,803	9,427,526	(5,786,127)

CASH AND CASH EQUIVALENTS AT END OF YEAR	39	49,729,488	150,570,805	94,062,434	21,925,975

Note: Purchase of property, plant and equipment is financed through:

	2013	2014	2015	2015
	MYR	MYR	MYR	USD

Cash	3,260,636	5,625,486	3,535,509	824,128
Finance lease	1,470,800	1,253,132	2,183,427	508,957

	4,731,436	6,878,618	5,718,936	1,333,085

Note: Acquisition of non-controlling interests is financed through:

	2013	2014	2015	2015
	MYR	MYR	MYR	USD

Cash	—	81,914,053	—	—
Issuance of shares (Note 30)	—	3,463,513	—	—

	—	85,377,566	—	—

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

There have been no significant changes in the nature of the principal activities of its subsidiaries during the year other than the incorporation of new subsidiaries and deregistration of a subsidiary as disclosed in Note 17.

The registered office of the Company is located at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. In addition, the Company has local offices in Malaysia, Thailand, Northern Cyprus, Turkey, United Arab Emirates, the Philippines, Singapore, Vietnam, Indonesia, the United States, Australia, Taiwan and Brazil.

The principal place of business of the Company is located at Lot 7.03 & 8.03, Level 7&8, Berjaya Times Square, No.1 Jalan Imbi, 55100 Kuala Lumpur.

Reorganization

The Company is the parent of MOL AccessPortal Sdn. Bhd. (“MOLAP”) following the completion of the acquisition by the Company of 83,437,870 ordinary shares of Malaysian Ringgit Sen Ten each (MYR0.10) in MOLAP from MOL Ventures Pte. Ltd. (previously known as MOL Global Pte. Ltd.), representing eighty five per cent (85%) of the issued and paid-up capital of MOLAP on April 16, 2014. The consideration was satisfied by the Company by way of the allotment and issuance of 50,062,722 new ordinary shares of 1 United States Dollar (USD1) each in the Company to MOL Ventures Pte. Ltd.. The remaining 14,724,330 shares representing 15% equity interest of MOLAP were sold by MOL Ventures Pte. Ltd. to Sultan Ibrahim of the State of Johor (“Sultan Ibrahim”) in February 2014 and, accordingly, on May 8, 2014, Sultan Ibrahim’s 15% equity interest of MOLAP was swapped into 15% equity interest of the Company equivalent to a total of 8,834,598 new ordinary shares of 1 United States Dollar (USD1) each.

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

New and revised IFRSs affecting amounts reported and/or disclosures in the financial statements

In the current year, the Group has applied a number of new and revised IFRSs and Amendments issued by the International Accounting Standards Board (“IASB”) that are mandatorily effective for an accounting period that begins on or after January 1, 2015 as follows:

Amendments to IAS 19	Employee Benefits - Defined Benefits Plans: Employee Contributions
Amendments to IFRSs	Annual Improvements 2010 - 2012 Cycle
Amendments to IFRSs	Annual Improvements 2011 - 2013 Cycle

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

Standards and Amendments in issue but not yet effective

At the date of authorisation for issue of these consolidated financial statements, the new and revised Standards and Amendments relevant to the Group which were in issue but not yet effective and not early adopted by the Group are as listed below:

IFRS 14	Regulatory Deferral Accounts [1]
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture [5]
Amendments to IFRS 10, IFRS 12 and IAS 28	Investing Entities: Applying the Consolidation Exception [1]
Amendments to IFRS 11	Joint Arrangements - Accounting for Acquisitions of Interests in Joint Operations [1]
Amendments to IAS 1	Disclosure Initiative [1]
Amendments to IAS 16 and IAS 38	Property, Plant and Equipment and Intangible Assets - Clarification of Acceptable Methods of Depreciation and Amortization [1]
Amendments to IAS 16 and IAS 41	Property, Plant and Equipment and Agriculture - Agriculture: Bearer Plants [1]
Amendments to IFRSs	Annual improvements 2012 - 2014 Cycle [1]
Amendments to IAS 7	Disclosure Initiative [2]
Amendments to IAS 12	Recognition of Deferred Tax Assets for Unrealized Losses [2]
IFRS 9	Financial Instruments (issued in 2014) [3]
IFRS 15	Revenue from Contracts with Customers [3]
IFRS 16	Leases [4]
Amendments to IFRS 15	Clarifications to IFRS 15 [3]
Amendments to IFRSs	Annual Improvements 2012 - 2014 Cycle [1]

[1]	Effective for annual periods beginning on or after January 1, 2016
[2]	Effective for annual periods beginning on or after January 1, 2017
[3]	Effective for annual periods beginning on or after January 1, 2018
[4]	Effective for annual periods beginning on or after January 1, 2019
[5]	The effective date are to be determined

The Directors anticipate that the abovementioned Standards and Amendments will be adopted in the financial statements of the Group when they become effective and that the adoption of these Standards and Amendments will have no material impact on the financial statements of the Group except for the application of IFRS 9, 15 and 16 which may have impact on the consolidated financial statements as described below.

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

Key requirements of IFRS 9:

•	all recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement are required to be subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. Debt instruments that are held within a business model whose objective is achieved both by collecting contractual cash flows and selling financial assets, and that have contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, are generally measured at FVTOCI. All other debt investments and equity investments are measured at their fair value at the end of subsequent accounting periods. In addition, under IFRS 9, entities may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognized in profit or loss.

•	with regard to the measurement of financial liabilities designated as at fair value through profit or loss, IFRS 9 requires that the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is presented in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. Under IAS 39, the entire amount of the change in the fair value of the financial liability designated as fair value through profit or loss is presented in profit or loss.

•	in relation to the impairment of financial assets, IFRS 9 requires an expected credit loss model, as opposed to an incurred credit loss model under IAS 39. The expected credit loss model requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in credit risk since initial recognition. In other words, it is no longer necessary for a credit event to have occurred before credit losses are recognized.

•	the new general hedge accounting requirements retain the three types of hedge accounting mechanisms currently available in IAS 39. Under IFRS 9, greater flexibility has been introduced to the types of transactions eligible for hedge accounting, specifically broadening the types of instruments that qualify for hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting. In addition, the effectiveness test has been overhauled and replaced with the principle of an ‘economic relationship’. Retrospective assessment of hedge effectiveness is also no longer required. Enhanced disclosure requirements about an entity’s risk management activities have also been introduced.

The Directors of the Group anticipate that the application of IFRS 9 in the future may have a material impact on amounts reported in respect of the Group’s financial assets and financial liabilities. However, it is not practicable to provide a reasonable estimate of the effect of IFRS 9 until the Group undertakes a detailed review.

IFRS 15 Revenue from Contracts with Customers

In May 2014, IFRS 15 was issued which establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. Subsequently, amendments to IFRS 15 was issued in April 2016 which provide clarifications on certain requirements of IFRS 15 and provide additional transitional relief upon implementing IFRS 15. IFRS 15 and the related amendments will supersede the current revenue recognition guidance including IAS 18 Revenue, IAS 11 Construction Contracts and the related Interpretations when it becomes effective. The core principle of IFRS 15 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Specifically, the Standard introduces a 5-step approach to revenue recognition:

•	Step 1: Identify the contract(s) with a customer.

•	Step 2: Identify the performance obligations in the contract.

•	Step 3: Determine the transaction price.

•	Step 4: Allocate the transaction price to the performance obligations in the contract.

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligations.

Under IFRS 15, an entity recognizes revenue when (or as) a performance obligations is satisfied, i.e. when ‘control’ of the goods or services underlying the particular performance obligations is transferred to the customer. Far more prescriptive guidance has been added in IFRS 15 to deal with specific scenarios. Furthermore, extensive disclosures are required by IFRS 15.

The Directors of the Group anticipate that the application of IFRS 15 in the future may have a material impact on the amounts reported and disclosures made in the Group’s consolidated financial statements. However, it is not practicable to provide a reasonable estimate of the effect of IFRS 15 until the Group performs a detailed review.

IFRS 16 Leases

IFRS 16 specifies how an IFRS reporter will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS17.

At lease commencement, a lessee will recognize a right-of-use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly and the liability accrues interest. The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease if that can be readily determined. If that rate cannot be readily determined, the lessees shall use their incremental borrowing rate.

The Directors of the Group anticipate that the application of IFRS 16 in the future may have a material impact on the amounts reported and disclosures made in the Group’s consolidated financial statements. However, it is not practicable to provide a reasonable estimate of the effect of IFRS 16 until the Group performs a detailed review.

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

Non-controlling interests in subsidiaries are identified separately from the Group’s equity therein. The interests of non-controlling shareholders that are present ownership interests and entitle their holders to a proportionate share of the Group’s net assets in the event of liquidation may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the fair value of the acquiree’s identifiable net assets.

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

The revenue from the sale of virtual goods is deferred over the estimated consumption period of in-game virtual goods, which is typically within a short period of time after purchase of in-game credits. Sold virtual goods are not refundable after they have been consumed as a matter of policy or practice. For games which have not attained popularity and are discontinued, advance notice is given to players one month before discontinuation and top-up of game points related to the games is disallowed before discontinuation. To date, the Group has never been required to pay cash refunds to game players or game developers as a result of the discontinuation of a game, or for any other reason.

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

(v)	Other income is recognized on the following basis:

•	Marketing fee is recognized at the time advertisements have been displayed in the Group’s online game portal or related services e.g., distribution of free game credits to gamers have been performed.

•	Interest income is recognized on an accrual basis by reference to the principal outstanding and at the effective interest rate applicable.

•	Rental income is recognized on a straight-line basis over the term of the lease.

•	Transaction fees received or receivable from the depository bank are recognized on an accrual basis in accordance with the substance of the relevant agreement provided that it is probable that the economic benefits will flow to the Company and the amount of income can be measured reliably.

3.9	Leases

(i)	Classification

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

The individual financial statements of each group entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each group entity are expressed in Malaysian Ringgit (“MYR”), which is the functional currency of the Company and the presentation currency for the consolidated financial statements.

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

On the disposal of a foreign operation (i.e. a disposal of the Group’s entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation, loss of joint control over a jointly controlled entity that includes a foreign operation, or loss of significant influence over an associate that includes a foreign operation), all of the accumulated exchange differences in respect of that operation attributable to the owners of the Company are reclassified to profit or loss. Any exchange differences on disposal of a subsidiary that includes a foreign operation that have previously been attributed to non-controlling interests are derecognized, but they are not reclassified to profit or loss.

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

Payments to defined benefit plans are recognized as an expense when employees have rendered service entitling them to the contributions. The cost of providing benefits is determined using the projected unit credit method, with actuarial valuations being carried out at the end of each annual reporting period. Remeasurement, comprising actuarial gains and losses, the effect of the changes to the asset ceiling and the return on plan assets (excluding interest), is reflected immediately in the consolidated statements of financial position with a charge or credit recognized in other comprehensive income in the period in which they occur. Remeasurement recognized in other comprehensive income is reflected immediately in retained earnings and will not be reclassified to profit or loss. Past service cost is recognized in profit or loss in the period of a plan amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset. Defined benefit costs are categorized as follows:

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

Cancellation of share-based compensation is accounted for as an acceleration of the vesting period and therefore any amount unrecognized would be recognized immediately in the profit or loss. Upon cancellation of the share-based compensation, the entire share options reserve would be transferred to retained earnings.

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

Capital work-in-progress is stated at cost. Cost comprises the direct expenditure incurred on the construction and commissioning of the capital assets. Capital work-in-progress is not depreciated until its completion and availability for commercial use.

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

Amortization is provided for on a straight-line basis to write off the cost of intangible assets with a finite useful life to their residual value over the period of their expected benefits, at the following annual rates:

Software and copyright	33%
Electronic payment system	33%
Exclusive license and distribution rights of online games and reloads	20% - 33%
Intellectual property	14% - 20%
Trademark	33%

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

For all other financial assets, objective evidence of impairment could include:

•	significant financial difficulty of the issuer or counterparty; or

•	default or delinquency in interest or principal payments; or

•	it becoming probable that the borrower will enter bankruptcy or financial re-organization.

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

Basic earnings/(loss) per share is computed by dividing profit or loss attributable to owners of the Company by the weighted average number/number of ordinary shares outstanding during the year excluding treasury shares. Diluted earnings/(loss) per share is computed by dividing profit or loss attributable to owners of the Company by the weighted average number/number of ordinary shares and potential ordinary shares outstanding during the period for share options excluding treasury shares. Potential ordinary shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.

3.25	Contingent Assets

A contingent asset is being disclosed when an inflow of economic benefit of an asset is probable where it arises from past events and where existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. When the inflow of economic benefit is virtually certain, the related asset is recognized.

3.26	Contingent Liabilities

A contingent liability is a possible obligation that arises from past events where existence will be confirmed by the occurrence or non-occurrence of one of more uncertain future events beyond the control of the Group or a present obligation that is not recognized because it is not probable that an outflow of resources will be required to settle the obligation. A contingent liability also arises in the extremely rare circumstance where there is a liability that cannot be recognized because it cannot be measured reliably.

3.27	Translation into United States dollars

The consolidated financial statements of the Group are stated in MYR. The translation of MYR amounts as of and for the year ended December 31, 2015 into USD is included solely for the convenience of readers and was made at the rate of MYR4.2900 to USD1.00, the noon buying rate in The City of New York for cable transfers of MYR as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2015. Such translations should not be construed as representation that MYR amounts could be converted, realized or settled into USD at the rate stated above or at any other rate.

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

In making their judgement, the management considered the detailed criteria for the recognition of revenue from the upfront fees set out in IAS 18 and, in particular, whether the Group had transferred to the customer the significant risks and rewards. Following the performance of obligation to provide the technical support, the management is satisfied that the significant risks and rewards have been transferred. There is no any subsequent obligation for a continuous support and customer does not have any right of recourse and hence, the recognition of the upfront fee in the current year is appropriate.

Purchase Price Allocation

As disclosed in Note 43, the Company completed the purchase price allocation exercise to determine the fair values assigned to the subsidiary’s identifiable assets and liabilities acquired in prior financial year pursuant to the requirement of IFRS 3: Business Combinations. Significant management judgement was involved in determining the fair value of these identifiable assets and liabilities based on acceptable valuation procedures and practices that rely on the use of numerous reasonable assumptions.

Control over MOL Holdings (Thailand) Co. Ltd. and MMOG Asia (Thailand) Co. Ltd.

As disclosed in Note 17, as of December 31, 2014 and 2015, MOL Holdings (Thailand) Co. Ltd. and MMOG Asia (Thailand) Co. Ltd. are the subsidiaries of the Group even though the Group has only 49% ownership interest and 49% voting rights of these entities.

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

The Group prepares cash flow forecasts for the next five years which is approved by management. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs and other ancillary expenses during the period. Management estimate discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the subsidiaries. The growth rates are based on industry growth forecasts. Changes in selling prices and direct costs are based on past practices and expectations of future changes in the market.

While the Group believes that the assumptions are appropriate and reasonable, significant changes in the assumptions may materially affect the assessment or recoverable amounts and may lead to future impairment charges. The carrying amount of goodwill of the Group as at the reporting date is MYR70,276,161 (2014: MYR105,773,870; 2013: MYR 79,723,699). The carrying amount of intangible assets with indefinite useful lives as at the reporting date is MYR12,034,650 (2014: MYR12,034,650; 2013: MYR12,034,650). Further details are disclosed in Note 21.

Development Expenditure

Included in development expenditure are amounts capitalized for projects yet to be launched of MYR4,709,738 by the Group (2014: MYR3,659,272; 2013: MYR2,709,620) as disclosed in Note 20. In assessing indicators for impairment, the management has considered the cash-generating ability of the related projects, likelihood of commercial launch and the risk of technology obsolescence. When value in use calculations are undertaken, management must estimate the expected future cash flows from the project or cash generating unit and choose a suitable discount rate in order to calculate the present value of those cash flows. The preparation of the future cash flows involves significant judgement and estimations. While the Group believes that the assumptions used are appropriate and reasonable, significant changes in the assumptions may materially affect the assessment of recoverable amounts and may lead to future impairment charges.

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

Estimated Useful Lives of Intangible Assets with Finite Useful Lives

The Group reviews the estimated useful lives of its intangible assets with finite useful lives at the end of reporting period. During the current financial year, the management is of the opinion that there is no requirement to revise the estimated useful lives of these assets. Intangible assets with finite useful lives are amortized over their useful economic lives. The amount of estimated useful lives is a matter of judgement based on the experience of the Group, taking into account factors such as technological progress, changes in market demand and expected usage. Useful lives are reviewed for continued appropriateness at the end of each reporting period.

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

5.	REVENUE

	2013	2014	2015
	MYR	MYR	MYR

MOLPoints	102,533,871	129,998,638	170,333,239
MOLReloads	34,519,939	36,171,430	41,052,406
MOLPay	9,411,637	10,951,443	23,579,107
MMOG Asia	23,719,741	21,722,204	11,713,692
Others	1,333,115	3,869,455	1,801,017

	171,518,303	202,713,170	248,479,461

6.	SEGMENT INFORMATION

The Group is organized into businesses based on its products and services. Information reported to the Chief Operating Decision Maker (CODM), who is the Group’s chief executive officer focuses on the following reportable segments:

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

The CODM monitors the operating results of the business units separately for the purpose of making decisions about resources allocation and performance assessment. The Group measures consistently the performance of its operating segments by monitoring: segment revenue, segment gross profit, segment profit from operations and segment profit.

Segment revenue by products reported above represents revenue generated from external customers.

The accounting policies of the reportable segments are the same as the Group’s accounting policies described in Note 3.

For the purposes of monitoring segment performance and allocating resources between segments:

•	Segment profit/(loss) from operations is allocated to reportable segments other than executive director’s remuneration, share-based compensation expense and legal fee incurred for consolidated class action lawsuit.

•	Segment profit/(loss) represents profit/(loss) before tax.

•	All assets are allocated to reportable segments other than amount due from associates and other related parties. Assets used jointly by reportable segments are allocated on the basis of the revenues earned by individual reportable segments.

•	All liabilities are allocated to reportable segments other than amount due to other related parties.

•	Capital expenditures consist of additions to property, plant and equipment, intangible assets and development expenditure.

The following is an analysis of the Group’s revenue and results by reportable segments:

December 31, 2013
	MOLPoints	MOLReloads	MOLPay	MMOG Asia	Others	Unallocated		Total
	MYR	MYR	MYR	MYR	MYR	MYR		MYR

Segment revenue	102,533,871	34,519,939	9,411,637	23,719,741	1,333,115	—		171,518,303

Direct cost and other ancillary expenses	(46,606,433)	(16,304,084)	(5,716,003)	(1,204,625)	(187,626)	—		(70,018,771)

Segment gross profit	55,927,438	18,215,855	3,695,634	22,515,116	1,145,489	—		101,499,532

Employee expenses	(19,905,919)	(4,489,717)	(2,321,333)	(2,923,698)	(293,438)	(1,043,849	)(2)	(30,977,954)
Depreciation and amortization expenses	(9,832,427)	(1,133,752)	(650,988)	(8,910,815)	(27,769)	—		(20,555,751)
Segment operating expenses	(15,474,303)	(2,999,183)	(1,222,441)	(4,137,233)	(693,684)	—		(24,526,844)

Segment profit/(loss) from operations	10,714,789	9,593,203	(499,128)	6,543,370	130,598	(1,043,849)		25,438,983

Other income	1,541,060	229,978	26,696	204,305	526,428	—		2,528,467
Non-operating expenses	—	—	—	—	—	(3,039,980)		(3,039,980)
Finance costs	(75,994)	(4,883,308)	—	(126,743)	—	—		(5,086,045)
Share of results of associates	(18,135)	—	—	4,876	—	—		(13,259)

Segment profit/(loss) (1)	12,161,720	4,939,873	(472,432)	6,625,808	657,026	(4,083,829)		19,828,166

(1)	Segment profit/(loss) represents profit/(loss) before tax
(2)	Relates to directors’ remuneration

December 31, 2013
	MOLPoints	MOLReloads	MOLPay	MMOG Asia	Others	Unallocated	Total
	MYR	MYR	MYR	MYR	MYR	MYR	MYR

Segment assets	192,585,873	28,774,451	27,079,714	31,831,581	1,844,944	801,799	282,918,362

Segment liabilities	85,110,834	86,001,247	6,791,920	8,070,746	1,134,605	30,747,913	217,857,265

Other segment information

Capital expenditures	8,991,303	914,293	34,327	6,206,316	370,044	—	16,516,283

December 31, 2014
	MOLPoints	MOLReloads	MOLPay	MMOG Asia	Others	Unallocated		Total
	MYR	MYR	MYR	MYR	MYR	MYR		MYR
						(Restated, see Note 48)		(Restated, see Note 48)

Segment revenue	129,998,638	36,171,430	10,951,443	21,722,204 (2)	3,869,455	—		202,713,170

Direct cost and other ancillary expenses	(68,493,777)	(19,187,872)	(5,673,685)	(714,080)	(373,722)	—		(94,443,136)

Segment gross profit	61,504,861	16,983,558	5,277,758	21,008,124	3,495,733	—		108,270,034

Employee expenses	(22,501,205)	(5,522,580)	(3,928,995)	(3,145,505)	(315,842)	(16,834,361	)(3)	(52,248,488)
Depreciation and amortization expenses	(12,628,858)	(1,279,079)	(476,157)	(9,737,273)	(241,778)	—		(24,363,145)
Segment operating expenses	(19,591,118)	(3,763,118)	(1,560,424)	(4,580,492)	(4,863,346)	(16,052,673	)(4)	(50,411,171)

Segment profit/(loss) from operations	6,783,680	6,418,781	(687,818)	3,544,854	(1,925,233)	(32,887,034)		(18,752,770)

Other income	2,861,784	204,695	491,344	141,056	101	3,876,509	(5)	7,575,489
Finance costs	(2,390,752)	(3,435,325)	—	(144,537)	(16,638)	(3,154,269	)(6)	(9,141,521)
Share of results of associates	8,577	—	—	—	—	(113,066)		(104,489)

Segment profit/(loss) (1)	7,263,289	3,188,151	(196,474)	3,541,373	(1,941,770)	(32,277,860)		(20,423,291)

(1)	Segment profit/(loss) represents profit/(loss) before tax
(2)	Includes upfront fee of MYR5,000,000 recognized
(3)	Relates to share-based compensation expenses and directors’ remuneration
(4)	Relates to Initial Public Offering expenses
(5)	Relates to gain on disposal of associates and derivative fair value adjustment
(6)	Relates to unwinding of discount and change in estimates of gross obligations

December 31, 2014
	MOLPoints	MOLReloads	MOLPay	MMOG Asia	Others	Unallocated	Total
	MYR	MYR	MYR	MYR	MYR	MYR	MYR
						(Restated, see Note 48)	(Restated, see Note 48)

Segment assets	296,927,038	40,759,538	32,523,151	28,467,088	81,790,628	959,623	481,427,066

Segment liabilities (restated)	145,503,551	57,986,088	11,901,846	7,533,107	4,902,493	602,486	228,429,571

Other segment information

Capital expenditures	6,830,639	2,132,044	493,614	1,638,501	513,697	—	11,608,495

December 31, 2015
	MOLPoints	MOLReloads	MOLPay	MMOG Asia	Others	Unallocated		Total
	MYR	MYR	MYR	MYR	MYR	MYR		MYR

Segment revenue	170,333,239	41,052,406	23,579,107	11,713,692	1,801,017	—		248,479,461

Direct cost and other ancillary expenses	(101,624,246)	(22,178,585)	(15,541,600)	(1,172,830)	(463,854)	—		(140,981,115)

Segment gross profit	68,708,993	18,873,821	8,037,507	10,540,862	1,337,163	—		107,498,346

Employee expenses	(29,665,946)	(7,617,314)	(5,491,778)	(3,201,630)	(279,732)	(88,879,778	)(2)	(135,136,178)
Depreciation and amortization expenses	(15,759,701)	(1,561,670)	(289,856)	(10,066,638)	(355,885)	—		(28,033,750)
Segment operating expenses	(22,454,450)	(6,691,774)	(2,891,967)	(6,186,401)	(9,352,457)	(2,542,920	)(3)	(50,119,969)
Impairment of goodwill and intangible assets	(35,263,274)	—	—	(3,155,000)	—	—		(38,418,274)
Other operating income	2,986,763	1,385,922	(39,995)	110,412	2,511,728	—		6,954,830

Segment profit/(loss) from operations	(31,447,615)	4,388,985	(676,089)	(11,958,395)	(6,139,183)	(91,422,698)		(137,254,995)

Other income	6,891,074	3,177,975	345,690	939,672	631,131	—		11,985,542
Finance costs	(640,463)	(1,478,224)	(24,018)	(46,190)	(12,491)	(8,960,571	)(4)	(11,161,957)
Share of results of associates	(15,323)	—	—	—	—	—		(15,323)

Segment profit/(loss) (1)	(25,212,327)	6,088,736	(354,417)	(11,064,913)	(5,520,543)	(100,383,269)		(136,446,733)

(1)	Segment profit/(loss) represents profit/(loss) before tax
(2)	Relates to cancellation of employee share options scheme and directors’ remuneration
(3)	Relates to legal fee incurred for consolidated class action lawsuit
(4)	Relates to unwinding of discount and change in estimates of gross obligations

December 31, 2015
	MOLPoints	MOLReloads	MOLPay	MMOG Asia	Others	Unallocated	Total
	MYR	MYR	MYR	MYR	MYR	MYR	MYR

Segment assets	332,713,181	46,899,116	40,586,253	9,067,671	44,648,474	3,843,339	477,758,034

Segment liabilities	193,754,512	28,943,660	17,325,336	3,035,347	43,619,226	1,175,153	287,853,234

Other segment information

Capital expenditures	12,708,741	2,434,734	486,989	1,800,546	371,708	—	17,802,718

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

	Revenue			Segment Non-Current Assets
	2013	2014	2015	2013	2014	2015
	MYR	MYR	MYR	MYR	MYR	MYR

Malaysia	79,458,289	88,137,675	83,328,385	50,454,794	44,345,100	37,119,009
Thailand	34,715,256	42,351,731	48,269,528	4,707,924	11,262,019	10,060,360
Philippines	19,858,990	15,127,528	13,382,641	7,330,706	7,981,126	7,119,255
Turkey	23,174,325	35,349,924	70,622,375	67,645,574	97,403,419	58,342,590
Others	14,311,443	21,746,312	32,876,532	24,983,865	24,324,773	21,966,500

	171,518,303	202,713,170	248,479,461	155,122,863	185,316,437	134,607,714

Information about major customers

Included in revenues arising from sales of airtime prepaid products (MOLReloads) and MOLPoints are revenues of approximately MYR47,528,576 (2014: MYR46,270,584; 2013: MYR40,878,319) which arose from sales to the Group’s largest customer/ distributor, 7-Eleven Malaysia Sdn. Bhd. which is a related party. No other single customers contributed 10% or more to the Group’s revenue for 2013, 2014 and 2015.

7.	EMPLOYEE EXPENSES

	2013	2014	2015
	MYR	MYR	MYR

Wages, bonus and salaries	24,637,618	29,368,775	40,135,491
Social security costs	901,783	1,073,338	1,226,399
Defined contribution plans	1,875,411	2,044,420	3,072,541
Defined benefit plans (Note 38)	116,417	529,002	1,094,087
Share-based compensation expense (Note 42)	—	15,670,289	85,818,430
Other personnel related expenses	3,446,725	3,562,664	3,789,230

	30,977,954	52,248,488	135,136,178

Included in employee expenses of the Group are key management personnel remuneration amounting to MYR70,888,602 (2014: MYR21,459,030; 2013: MYR9,651,780) as further disclosed in Note 8.

8.	KEY MANAGEMENT PERSONNEL REMUNERATION

The members of key management personnel of the Group comprise Directors and other key management personnel of the Group.

	2013	2014	2015
	MYR	MYR	MYR

Executive Directors:
Short-term benefits
Salaries and other emoluments	4,139,197	3,952,203	6,574,668
Fees	159,256	535,101	—
Estimated monetary value of benefits-in-kind	8,206	9,032	34,030

Post-employment benefits
Defined contribution plans	311,013	258,894	353,988

Share-based payments
Share-based compensation expense	—	5,455,626	31,963,621

	4,617,672	10,210,856	38,926,307
Non-executive Directors:
Short-term benefits
Salaries and other emoluments	—	—	167,161
Fees	25,673	140,033	1,765,784

Total Directors’ remuneration	4,643,345	10,350,889	40,859,252

8.1	Compensation of Key Management Personnel

	2013	2014	2015
	MYR	MYR	MYR

Other key management personnel:
Short-term benefits
Salaries and other emoluments	4,680,852	5,705,411	7,426,166
Estimated monetary value of benefits-in-kind	58,625	14,426	114,264

Post-employment benefits
Defined contribution plans	268,958	319,640	384,478

Share-based payments
Share-based compensation expense	—	5,068,664	22,104,442

Total other key management personnel remuneration	5,008,435	11,108,141	30,029,350

Total	9,651,780	21,459,030	70,888,602

Total Directors’ remuneration capitalized as development expenditure amounts to MYR167,531 (2014: MYR417,426; 2013: MYR28,050) as further disclosed in Note 20.

9.	DEPRECIATION AND AMORTIZATION EXPENSES

	2013	2014	2015
	MYR	MYR	MYR

Depreciation of property, plant and equipment	3,155,623	4,443,328	5,071,804
Depreciation of investment property	26,306	26,305	6,576
Amortization of intangible assets	15,362,949	17,782,862	20,337,173
Amortization of development expenditure	2,010,873	2,110,650	2,618,197

	20,555,751	24,363,145	28,033,750

10.	OTHER OPERATING INCOME AND OTHER INCOME

	2013	2014	2015
	MYR	MYR	MYR

Other operating income:
Gain on foreign exchange:
Unrealized	—	—	5,701,723
Realized	—	—	1,253,107

	—	—	6,954,830

Other income:
Unrealized gain on foreign exchange	—	—	6,412,170
Transaction fees received from depository	—	—	628,190
Interest income (Note 12)	800,794	1,462,334	2,164,444
Waiver of other payables	—	—	955,156
Sponsorship for event	—	—	305,688
Product listing fees from publishers	115,332	211,866	300,000
Gain on disposal of investment property	—	—	139,092
Rental income (Note 12)	135,600	169,270	79,216
Advertising income	27,018	855,547	31,576
Gain on disposal of property, plant and equipment	—	—	25,462
Gain on disposal of available-for sale financial assets	—	—	18,812
Net fair value gain on financial assets at fair value through profit or loss	—	—	7,079
Domain name	151,243	19,109	2,389
Gain on disposal of financial assets at fair value through profit or loss	—	—	1,276
Derivative fair value adjustment (Note 36)	—	3,736,076	—
Impairment loss no longer required on:
Inventories (Note 25)	—	41,945	—
Trade receivables (Note 26)	—	93,110	—
Gain on disposal of an associate	—	140,433	—

	2013	2014	2015
	MYR	MYR	MYR

Excess travelling expenses received from other related parties (Note 28.4)	264,611	—	—
Income from late penalty	289,966	—	—
Handling fees from affiliate (Note 28.4)	223,096	32,260	—
Handling fees from channels	64,519	123,524	—
Others	456,288	690,015	914,992

	2,528,467	7,575,489	11,985,542

	2,528,467	7,575,489	18,940,372

11.	FINANCE COSTS

	2013	2014	2015
	MYR	MYR	MYR
		(Restated, see Note 48)

Interest on:
Revolving credit	4,742,304	4,740,904	1,388,425
Term loans	153,124	149,501	81,950
Finance lease facilities	190,617	161,097	163,419
Interest charged on advances from affiliate (Note 28.4)	—	907,738	52,795
Interest charged on trade payables	—	—	178,342
Unwinding of discount and change in estimates of gross obligations (Note 37)	—	3,154,269	8,960,571
Bank guarantee	—	28,012	336,455

	5,086,045	9,141,521	11,161,957

12.	PROFIT/(LOSS) BEFORE TAX

Profit/(Loss) before tax has been arrived at after charging/(crediting):

	2013	2014	2015
	MYR	MYR	MYR
		(Restated, see Note 48)
Impairment loss on:
Goodwill (Note 21)	—	—	36,856,928
Intangible assets (Note 21)	—	—	1,561,346
Trade receivables (Note 26)	545,747	1,246,054	1,322,604
Inventories (Note 25)	—	468,200	1,065,610
Other receivables (Note 27)	7,580	17,008	14,169
Rental expenses	2,872,997	3,090,949	4,098,712
Auditors’ remuneration	765,560	8,316,315	3,248,302
Transaction fees received from depository	—	—	(628,190)
Inventories written off	709,515	5,017	1,300,209
Intangible assets written off (Note 21)	70,520	58,077	747,623
Property, plant and equipment written off	77,419	7,951	247,585
Bad debts directly written off on trade and other receivables	13,671	196,424	61,694
Development expenditure written off	—	176,231	—
Bargain purchase gain (Note 43)	—	(17,964)	—
Impairment loss no longer required:
Trade receivables (Note 26)	—	(93,110)	—
Inventories (Note 25)	—	(41,945)	—
Gain on disposal of a subsidiary (Note 44)	—	(87,437)	—
Gain on disposal of an associate	—	(140,433)	—
Gain on disposal of financial assets at fair value through profit or loss	—	—	(1,276)
Net fair value gain on financial assets at fair value through profit or loss	—	—	(7,079)
Gain on disposal of available-for-sales financial assets	—	—	(18,812)

	2013	2014	2015
	MYR	MYR	MYR
		(Restated, see Note 48)

Loss/(Gain) on disposal of property, plant and equipment	697	(1,380)	(23,253)
Rental income	(135,600)	(169,270)	(79,216)
Gain on disposal of investment property	—	—	(139,092)
Realized loss/(gain) on foreign exchange	241,241	603,198	(1,253,106)
Derivative fair value adjustment (Note 36)	3,039,980	(3,736,076)	—
Unwinding of discount and change in estimates of gross obligations (Note 37)	—	3,154,269	8,960,571
Interest income	(800,794)	(1,462,334)	(2,164,444)
Unrealised (gain)/loss on foreign exchange	(390,959)	3,405,931	(12,113,893)

13.	INCOME TAX EXPENSE

	2013	2014	2015
	MYR	MYR	MYR

Estimated current tax payable:
Malaysia income tax:
Current year	1,403,126	541,040	119,648
(Over)/Underprovision in prior years	(541,686)	98,014	(11,320)
Foreign income tax:
Current year	3,269,285	4,759,995	5,335,718
Underprovision in prior years	—	—	20,333

	4,130,725	5,399,049	5,464,379

Deferred tax (Note 23):
Current year	(2,975,084)	(4,762,126)	(2,934,541)
Overprovision in prior years	—	—	(94,799)

	(2,975,084)	(4,762,126)	(3,029,340)

Total tax expense	1,155,641	636,923	2,435,039

Income tax is calculated at the Malaysian statutory tax rate of 25% (2014: 25%; 2013: 25%) of the estimated taxable profit for the year. Taxation for other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

A reconciliation of income tax expense applicable to profit/(loss) before tax at the applicable statutory income tax rate to income tax expense at the effective income tax rate of the Group is as follows:

	2013	2014	2015
	MYR	MYR	MYR
		(Restated, see Note 48)

Profit/(Loss) before tax	19,828,166	(20,423,291)	(136,446,733)

Tax expense/(credit) at Malaysian statutory tax rate of 25% (2014 and 2013: 25%)	4,957,042	(5,105,823)	(34,111,683)

Tax effects of:
Expenses not deductible for tax purposes (1)	3,506,954	6,604,964	35,314,830
Income not subject to tax(2)	(5,439,339)	(6,149,568)	(9,493,869)
Different tax rates in other jurisdictions	(2,207,867)	4,609,596	9,259,072
Deferred tax assets not recognized	802,272	579,740	1,658,978
Deferred tax assets recognized	78,265	—	—
Utilization of deferred tax assets not previously recognized	—	—	(106,503)
(Over)/Underprovision of tax payable in prior years	(541,686)	98,014	9,013
Overprovision of deferred tax in prior years	—	—	(94,799)

	1,155,641	636,923	2,435,039

(1)	Included in expenses not deductible for tax payment mainly comprise amortization charges, impairment of goodwill and intangible assets and unwinding of discount and change in estimates of gross obligations that are not allowable for tax deduction.
(2)	Income not subject to tax is mainly derived from the non-trade unrealized foreign exchange gain and tax incentive granted as disclosed below.

As at December 31, 2015, the Group has tax-exempt profits available for distribution of approximately MYR57,529,540 (2014: MYR42,286,994; 2013: MYR15,881,490), subject to the agreement of the Inland Revenue Board of Malaysia.

Four of the subsidiaries have been granted the Multimedia Super Corridor Malaysia (“MSC Malaysia”) status by the Minister of Finance Malaysia and the Minister of International Trade and Industry Malaysia, and enjoy certain incentives, including “Pioneer Status”, which entitles the company to a five-year exemption from Malaysian income tax on income derived from MSC Malaysia-related activities, which is renewable for a second five-year term provided certain conditions are met. The subsidiaries will thereafter be subject to Malaysian income tax subsequent to the expiration of exemption period grant.

Additional income taxes that would have been payable without the tax exemption amounted to approximately MYR2,344,913 (2014: MYR4,108,446; 2013: MYR1,118,413). Without such exemption, the Group’s basic and diluted net profit per share would have been decreased by 4.0 sen (2014: 7.0 sen; 2013: 8.0 sen)

Under the laws of the respective jurisdictions, Thailand, Turkey and the Philippines, withholding tax of 10%, 15% and 30%, respectively, are imposed on dividends declared in respect of profits earned by the subsidiaries in these jurisdictions. Deferred taxation has not been provided for in the consolidated financial statements in respect of temporary differences attributable to accumulated profits of these subsidiaries amounting to MYR19,924,287 (2014: MYR31,838,439; 2013: MYR28,823,951) as the Group is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not be reversed in the foreseeable future.

The Finance (No.2) Act 2014 gazetted on December 30, 2014 enacts the reduction of corporate income tax rate from 25% to 24% in Malaysia with effect from year of assessment 2016. Accordingly, the applicable tax rates to be used for the measurement of any applicable deferred tax will be the expected rates.

14.	EARNINGS/(LOSS) PER SHARE

The earnings/(loss) and weighted average number of ordinary shares used in the calculation of basic and diluted earnings/(loss) per share are as follows:

	2013	2014	2015
	MYR	MYR	MYR
		(Restated, see Note 48)

Profit/(Loss) for the year attributable to owners of the Company	12,006,894	(24,754,482)	(140,529,144)

Weighted average number/number of ordinary shares - basic	58,897,320	61,220,379	65,491,303
Dilutive effect for share options*	—	947,796	—

Weighted average number/number of ordinary shares - diluted	58,897,320	62,168,175	65,491,303

Earnings/(Loss) per share, basic/diluted (sen)	20.39	(40.44)	(214.58)

For the purpose of calculating earnings per share, the 58,897,320 ordinary shares of the Company issued for the reorganisation (see Note 1), which is accounted for using merger accounting, are included in the calculation of the weighted average number of ordinary shares as if they are outstanding from the beginning of the period presented.

*	The potential dilutive securities that were not included in the calculation of dilutive net earnings/(loss) per share in those periods where their inclusion would be anti-dilutive include share options of nil, 3,326,399 and nil, respectively, for the years ended December 31, 2013, 2014 and 2015, respectively.

15.	PROPERTY, PLANT AND EQUIPMENT

2013	Freehold land MYR	Buildings MYR	Computer equipment and software MYR	Furniture, fittings and office equipment MYR	Renovation MYR	Motor vehicles MYR	Total MYR

Cost
As of January 1, 2013	117,293	1,405,954	12,883,922	2,896,529	1,075,637	1,029,569	19,408,904
Additions	—	—	3,553,524	483,942	303,583	390,387	4,731,436
Acquisition of subsidiaries (Note 43)	—	—	302,106	170,675	182,094	—	654,875
Disposals	—	—	(2,678)	—	—	(99,427)	(102,105)
Write-offs	—	—	(2,722,424)	(129,200)	(60,240)	—	(2,911,864)
Effect of foreign currency translation	1,181	15,361	10,204	(24,515)	(17,179)	536	(14,412)

As of December 31, 2013	118,474	1,421,315	14,024,654	3,397,431	1,483,895	1,321,065	21,766,834

Accumulated depreciation
As of January 1, 2013	—	244,086	8,987,635	1,963,931	723,509	573,516	12,492,677
Acquisition of subsidiaries (Note 43)	—	—	73,895	37,468	32,056	—	143,419
Charge for the year:

Recognized in profit or loss	—	65,790	2,235,240	378,792	264,847	210,954	3,155,623
Capitalized in development expenditure (Note 20)	—	—	198,289	—	—	—	198,289

	—	65,790	2,433,529	378,792	264,847	210,954	3,353,912

2013	Freehold land MYR	Buildings MYR	Computer equipment and software MYR	Furniture, fittings and office equipment MYR	Renovation MYR	Motor vehicles MYR	Total MYR

Disposals	—	—	(2,678)	—	—	(9,943)	(12,621)
Write-off	—	—	(2,714,709)	(81,584)	(38,152)	—	(2,834,445)
Effect of foreign currency translation	—	852	(11,819)	(6,791)	(12,106)	365	(29,499)

As of December 31, 2013	—	310,728	8,765,853	2,291,816	970,154	774,892	13,113,443

Net carrying amount
As of December 31, 2013	118,474	1,110,587	5,258,801	1,105,615	513,741	546,173	8,653,391

2014	Freehold land MYR	Buildings MYR	Computer equipment and software MYR	Furniture, fittings and office equipment MYR	Renovation MYR	Motor vehicles MYR	Total MYR

Cost
As of January 1, 2014	118,474	1,421,315	14,024,654	3,397,431	1,483,895	1,321,065	21,766,834
Additions	—	537,442	5,127,210	328,615	542,312	343,039	6,878,618
Acquisition of subsidiaries (Note 43)	—	—	147,797	261,787	—	103,834	513,418
Disposals	—	—	(5,620)	(1,500)	—	—	(7,120)
Disposal of a subsidiary	—	—	(42,291)	(68,755)	(29,041)	(18,000)	(158,087)
Write-offs	—	—	(15,365)	(635)	—	(3,900)	(19,900)
Reclassifications	(124,322)	226,329	328,114	(212,382)	135,692	(23,731)	329,700
Effect of foreign currency translation	5,848	70,154	37,329	73,022	3,773	22,595	212,721

As of December 31, 2014	—	2,255,240	19,601,828	3,777,583	2,136,631	1,744,902	29,516,184

2014	Freehold land MYR	Buildings MYR	Computer equipment and software MYR	Furniture, fittings and office equipment MYR	Renovation MYR	Motor vehicles MYR	Total MYR

Accumulated depreciation
As of January 1, 2014	—	310,728	8,765,853	2,291,816	970,154	774,892	13,113,443
Acquisition of subsidiaries (Note 43)	—	—	27,497	169,662	—	50,182	247,341
Charge for the year:

Recognized in profit or loss	—	90,375	3,532,428	341,813	241,317	237,395	4,443,328
Capitalized in development expenditure (Note 20)	—	—	231,814	—	—	—	231,814

	—	90,375	3,764,242	341,813	241,317	237,395	4,675,142
Disposals	—	—	(3,089)	(1,175)	—	—	(4,264)
Disposal of a subsidiary	—	—	(21,688)	(28,507)	(11,584)	(6,300)	(68,079)
Write-off	—	—	(7,740)	(635)	—	(3,900)	(12,275)
Reclassifications	—	74,302	299,188	(83,202)	2,586	(24,512)	268,362
Effect of foreign currency translation	—	16,639	28,784	55,696	(526)	20,106	120,699

As of December 31, 2014	—	492,044	12,853,047	2,745,468	1,201,947	1,047,863	18,340,369

Net carrying amount
As of December 31, 2014	—	1,763,196	6,748,781	1,032,115	934,684	697,039	11,175,815

2015	Buildings MYR	Computer equipment and software MYR	Furniture, fittings and office equipment MYR	Renovation MYR	Motor vehicles MYR	Capital work- in- progress MYR	Total MYR

Cost
As of January 1, 2015	2,255,240	19,601,828	3,777,583	2,136,631	1,744,902	—	29,516,184
Additions	119,870	3,913,007	660,908	792,067	—	233,084	5,718,936
Disposals	—	(36,448)	(26,602)	(104,679)	(160,153)	—	(327,882)
Write-offs	—	(1,784,582)	(27,361)	(431,344)	—	—	(2,243,287)
Transfer to intangible assets (Note 21)	—	(24,356)	—	—	—	—	(24,356)
Reclassifications	(271,309)	271,309	37,548	(37,548)	—	—	—
Effect of foreign currency translation	274,745	280,634	204,793	102,646	120,521	—	983,339

As of December 31, 2015	2,378,546	22,221,392	4,626,869	2,457,773	1,705,270	233,084	33,622,934

2015	Buildings MYR	Computer equipment and software MYR	Furniture, fittings and office equipment MYR	Renovation MYR	Motor vehicles MYR	Capital work- in- progress MYR	Total MYR

Accumulated depreciation
As of January 1, 2015	492,044	12,853,047	2,745,468	1,201,947	1,047,863	—	18,340,369
Charge for the year:

Recognized in profit or loss	110,553	3,988,372	434,253	287,609	251,017	—	5,071,804
Capitalized in development expenditure (Note 20)	—	210,819	—	—	—	—	210,819

	110,553	4,199,191	434,253	287,609	251,017	—	5,282,623
Disposals	—	(8,386)	(25,543)	(100,317)	(160,153)	—	(294,399)
Transfer to intangible assets (Note 21)	—	(12,228)	—	—	—	—	(12,228)
Write-offs	—	(1,782,808)	(20,653)	(192,241)	—	—	(1,995,702)
Reclassifications	(103,092)	94,956	8,136	—	—	—	—
Effect of foreign currency translation	64,628	210,491	150,240	91,109	60,329	—	576,797

As of December 31, 2015	564,133	15,554,263	3,291,901	1,288,107	1,199,056	—	21,897,460

Net carrying amount
As of December 31, 2015	1,814,413	6,667,129	1,334,968	1,169,666	506,214	233,084	11,725,474

During the year, the Group acquired property, plant and equipment with an aggregate cost of MYR2,183,427 (2014: MYR1,253,132; 2013: MYR1,470,800) by means of finance lease.

Included in property, plant and equipment of the Group are computer equipment and software with net carrying amount of MYR2,419,399 (2014: MYR1,989,514; 2013: MYR1,681,038) and motor vehicles with a net carrying amount of MYR172,453 (2014: MYR333,203; 2013: MYR494,955) held under finance lease arrangements.

As at December 31, 2015, buildings of the Group with net carrying amount of MYRNil (2014: MYR1,763,196; 2013: MYR1,299,061) have been charged as security for the term loan as disclosed in Note 32.

16.	INVESTMENT PROPERTY

	2013 MYR	2014 MYR	2015 MYR
Cost
As of January 1	2,452,799	2,452,799	2,452,799
Disposal	—	—	(2,452,799)

As of December 31	2,452,799	2,452,799	—

Accumulated depreciation
As of January 1	(32,704)	(59,010)	(85,315)
Charge for the year	(26,306)	(26,305)	(6,576)
Disposal	—	—	91,891

As of December 31	(59,010)	(85,315)	—

Net carrying amount	2,393,789	2,367,484	—

	2013 MYR	2014 MYR	2015 MYR
Investment property, at fair value	2,500,000	2,500,000	—

Investment property comprised a 4-storey terrace shop house situated in Bandar Sri Permaisuri, Kuala Lumpur for the purpose of rental income and capital appreciation.

The fair value was determined based on the market comparable approach that reflects recent transaction prices for similar properties. In estimating the fair value of the properties, the highest and best use of the properties was their current use. The fair value was categorized as Level 3 of the fair value hierarchy with no transfer between Levels 1 and 2 during the year.

The property rental income earned by the Group from its investment property, which was leased out under operating leases, amounted to MYR33,400 (2014: MYR124,500; 2013: MYR135,600). Direct operating expenses arising on the investment property amounted to MYR4,484 (2014: MYR6,750; 2013: MYR5,400).

On January 8, 2015, the investment property has been sold for a total sales consideration of MYR2,500,000. On February 27, 2015, a portion of the proceeds for the sales was used to settle the remaining unpaid principal, accrued interest and prepayment charges of the term loan obtained from a local commercial bank in Malaysia amounting to MYR1,696,325.

17.	INVESTMENT IN SUBSIDIARIES

2015

(a)	Increase of equity interest in existing subsidiaries

During the current financial year, the Group increased the equity interest of its subsidiaries as follows:

(i)	On March 11, 2015, MyCNX Holdings (M) Sdn. Bhd. (“MyCNX”), a company which is 100.00% owned by the Group, acquired the remaining 49.00% equity interest in Taiko Galaxy Sdn. Bhd. of 735,000 share capital for a nil consideration.

(ii)	On October 14, 2015, MOL Payment Co. Ltd., a company which is 99.996% owned by MOL AccessPortal Co. Ltd. (“MOL Thailand”) increased its paid-up capital to THB2,000,000 divided into 2,000,000 shares of THB100. MOL Thailand had further acquired 1,950,000 shares with par value of THB100 for a total consideration of THB195,000,000 (MYR23,263,500), out of which THB48,750,000 (MYR5,815,875) has been paid and the remaining of the THB146,250,000 (MYR17,447,625) has subsequently been paid after year end, which is February 5, 2016. The direct equity interest increased to 99.999%.

(b)	Additional investment in existing subsidiaries

(i)	On January 19, 2015, Nganluong Joint Stock Company (“Nganluong”), a subsidiary of MOL AccessPortal Sdn. Bhd. (“MOLAP”) increased its paid-up capital to VND52,737,500,000 divided into 5,273,750 shares of VND10,000. MOLAP acquired further 2,596,875 shares with par value of VND10,000 for a total of VND25,968,750,000 (MYR4,934,063). The effective equity interest remain unchanged at 50.00%.

(ii)	On May 25, 2015, Klon Odeme ve lletisim Teknolojileri Anonim Şirketi (“PaybyMe”), a subsidiary of MOLAP increased its paid-up capital to TRY2,000,000 divided into 20,000 shares of TRY100. MOLAP has invested 9,945 shares with par value of TRY100 for a total amount of TRY994,500 (MYR1,462,711). The effective equity interest remain unchanged at 51.00%.

(iii)	On June 16, 2015, Rixty Brasil Intermediação e Agenciamento de Negócios Ltda, a wholly owned subsidiary of Rixty, Inc increased its paid-up capital to BRL229,907 divided into 229,907 shares of BRL1.00. Rixty, Inc acquired further 228,907 shares with par value of BRL1.00 for a total amount of BRL228,907 (MYR248,327). The effective equity interest remain unchanged at 100.00%.

(c)	Establishment of New Subsidiaries

The newly established subsidiaries are as follows:

(i)	Incorporation of MOL Paying Co. Ltd. (“MOL Paying”)

On February 20, 2015, MOL Thailand, a company which is 86.73% owned by the Group, incorporated a 59.98% owned subsidiary in Thailand under the name of MOL Paying with an issued and paid-up ordinary share capital of THB1,000,000 (MYR119,300) comprising 10,000 shares of THB100 each.

(ii)	Incorporation of PaybyMe FZ-LLC

On October 13, 2015, PaybyMe, a company which is 51.00% owned by the Group, incorporated a 90.00% owned subsidiary in United Arab Emirates under the name of PaybyMe FZ-LLC. MOLAP also directly owns 5.00% equity interest of the company. PaybyMe FZ-LLC is incorporated with an issued and paid-up ordinary share capital of AED60,000 (MYR70,173) comprising 60 shares of AED1,000 each.

(d)	Reorganization

(i)	Reorganization of Sept 3 Technology Sdn. Bhd.

On August 31, 2015, MOL Thailand entered into a Share Sales Agreement with MOLAP to sell the shares of Sept 3 Technology Sdn. Bhd. to MOLAP for a total consideration of MYR1.00.

(e)	Deregistration of a subsidiary

(i)	Deregistration of MOL AccessPortal Pvt. Ltd.

On August 17, 2015, MOL AccessPortal Pvt. Ltd (“MOL India”), a company which is 100.00% owned by the Group, has been deregistered pursuant to sub section (5) of section 560 of the Companies Act, 1956.

2014

(a)	Increase of equity interest in existing subsidiaries

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

The following subsidiaries were acquired in 2014:

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

In accordance with the Shareholders Agreement, the Group shall be entitled to, but shall not be obligated to, exercise a right (“call option right”) to acquire the remaining 49% equity interest in PaybyMe, and the non-controlling shareholders of PaybyMe shall be entitled to, but shall not be obligated to, exercise a right (“put option right”) to require the Company to purchase the remaining 49% equity interest in PaybyMe. The call and put option is exercisable in two periods, first exercise period is during the period from April 1, 2016 to April 30, 2016 and second exercise period is during the period from April 1, 2017 to April 30, 2017, each of which is to acquire the 24.5% equity interest in PaybyMe. The option price for the first exercise period shall equal to the amount of 24.5% of shares to be acquired by the Group subject to the option right at earnings multiple of PaybyMe for the financial year ended December 31, 2015 plus Mandatory Capital Loan plus Deferred Conditional Purchase Price and the exercise price for the second exercise period shall equal to the amount of 24.5% of shares to be acquired by the Group subject to the option right at earnings multiple of PaybyMe for the financial year ending December 31, 2016 plus Mandatory Capital Loan.

(ii)	Acquisition of e-Innovations Systems & Networks Thai Company Limited, 3Sept Corporations Co. Ltd. and Sept 3 Technology Sdn. Bhd. (“collectively referred to herein as Easy2Pay”)

On April 4, 2014, MOL AccessPortal Co. Ltd. (“MOL Thailand”), a company which is 86.73% owned by the Group, entered into a Share Purchase Agreement to acquire 60.00% equity interest in Easy2Pay for a total purchase consideration of THB61,082,560 (equivalent to MYR6,046,178). The acquisition was completed on May 6, 2014.

Pursuant to the same agreement, which is subject to customary closing conditions, the Group agreed to purchase a further 20.00% in November 2015 and the remaining 20.00% in May 2017. The purchase consideration for each remaining tranche is based on the financial performance of the companies during a specified period prior to the relevant closing.

(iii)	Acquisition of MOL Wallet Sdn. Bhd. (“MOL Wallet”)

On March 28, 2014, MOLPay Sdn. Bhd., a company which is 51.00% owned by the Group, acquired 100.00% equity interest in MOL Wallet for a total purchase consideration of MYR2. The acquisition was completed on April 28, 2014.

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

(c)	Establishment of New Subsidiaries

The newly established subsidiary is as follows:

(i)	Incorporation of MOL Payment Co. Ltd. (“MOL Payment”)

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

(iii)	Acquisition of MOLCube Sdn. Bhd. (“MOLC”)

On March 20, 2013, MOLAP entered into a Share Purchase and Subscription Agreement to invest in 70,000 shares RM1 each, which represents 70.00% equity interest in MOLC for a total purchase consideration of MYR70,000.

On the same date, MOLPay Sdn. Bhd., a company which is 51.00% owned by MOLAP, purchased 30,000 shares RM1 each, which represents 30.00% equity interest in MOLCube Sdn. Bhd. for a total purchase consideration of MYR30,000.

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

Details of the Group’s subsidiaries as at the end of the reporting period are as follows:

		Country of	Proportion of ownership interest and voting power held
Name of subsidiary	Principal activities	incorporation	2013	2014	2015

MOL AccessPortal Sdn. Bhd.	Internet media, e-commerce utilizing internet-connected physical outlets as e-distribution and e-payment centers and provision of e-Solution services	Malaysia	100%	100%	100%

MOL SocialPayments Sdn. Bhd.	Social network payment aggregator	Malaysia	100%	100%	100%

MOL Online Sdn. Bhd.	Internet related services	Malaysia	100%	100%	100%

GamesHive Sdn. Bhd.	Dormant	Malaysia	100%	100%	100%

MOL ManagedServices Sdn. Bhd.	Providing services related to electronic payment and collection	Malaysia	100%	100%	100%

MOLPay Sdn. Bhd.	Establish, maintain and operate a payment, clearing and settlement system and other computer related activities	Malaysia	51%	51%	51%

		Country of	Proportion of ownership interest and voting power held
Name of subsidiary	Principal activities	incorporation	2013	2014	2015

MOL Loyalty Sdn. Bhd.	Information technology, electronic payments, online business services, electronic retail, electronic commerce online distribution, and other computer related activities	Malaysia	75%	75%	75%

MyCNX Holdings (M) Sdn. Bhd.	Supply of computer games, software and hardware related to information technology	Malaysia	79.995%	100%	100%

Game Box (M) Sdn. Bhd.	Wholesale and distribution of computer softwares and computer games	Malaysia	51.20%	—	—

MOLCube Sdn. Bhd.	Providing mobile payment platform that enables small and medium-sized business to accept credit and debit cards payments using mobile devices	Malaysia	85.30%	85.30%	85.30%

MOL AccessPortal Pte. Ltd.	Internet access providers (including ISPS) and web search portals	Singapore	100%	100%	100%

MOL AccessPortal Pvt. Ltd.	Facilitate the offering of online payment services	India	100%	100%	—

		Country of	Proportion of ownership interest and voting power held
Name of subsidiary	Principal activities	incorporation	2013		2014		2015

PT MOL AccessPortal	Distribution of electronic games vouchers	Indonesia	100%		100%		100%

MOL AccessPortal Pty Ltd	Internet media, e-commerce utilizing internet connected physical outlet as e-distribution and e-payment centers and the provision or e-solution services	Australia	65%		65%		65%

MOL AccessPortal Inc	Operating e-payment systems, provide information technology services, e-solution services, online transaction processing, and other computer related activities	Philippines	100%		100%		100%

MOL Holdings (Thailand) Co. Ltd.	Investing in other businesses, both local and overseas entities	Thailand	—		49	%(3)	49	%(3)

MOL Group (Thailand) Co. Ltd.	Investing in other businesses, both local and overseas entities	Thailand	—		73.99%		73.99%

MOL AccessPortal Co Ltd	Sales of electronic pins for online games and other related products	Thailand	49	%(1)	86.73%		86.73%

		Country of	Proportion of ownership interest and voting power held
Name of subsidiary	Principal activities	incorporation	2013	2014	2015

Rixty, Inc	Providing alternative payment system to domestic and international users to spend cash and coins for online games, virtual goods and digital content	United States	54.20%	54.20%	54.20%

MOL Turkey Bilgi Sistemleri Yayıncılık Gıda ve Tekstil San. Tic. A.Ş.	Providing e-payment systems and providing information technology services	Republic of Turkey	70%	100%	100%

Sihirli Kule Bilgi Sistemleri Ltd.	Providing mobile payment services	Turkish Republic of Northern Cyprus	70%	100%	100%

Klon Odeme ve Iletisim Teknolojileri Annim Sirketi.	Providing mobile payment services, m-payments solutions, online gaming and social networks	Republic of Turkey	—	51%	51%

Nganluong Joint Stock Company	Operating online payment and escrow platform providers for domestic and cross-border e-commerce	Vietnam	50%	50%	50%

		Country of	Proportion of ownership interest and voting power held
Name of subsidiary	Principal activities	incorporation	2013	2014	2015

MOL AccessPortal Co Ltd	Provision of electronic voucher distribution in Taiwan and acting as an importer, exporter, distributor, trader and dealer internet games and online services	Taiwan	75.01%	93.50%	93.50%

Sept 3 Technology Sdn. Bhd.	Developers and agents of interactive applications and software	Malaysia	—	52% (2)	60% (2)

Subsidiary of MOL Turkey Bilgi Sistemleri Yayıncılık Gıda ve Tekstil San. Tic. A.Ş.

Pintura Odeme ve lletisim Teknolojileri Anonim Şirketi	Dormant	Republic of Turkey	—	51%	51%

		Country of	Proportion of ownership interest and voting power held
Name of subsidiary	Principal activities	incorporation	2013		2014	2015

Subsidiaries of MyCNX Holdings (M) Sdn. Bhd.

MMOG Asia Sdn. Bhd.	Supply computer games, software and hardware related to information technology	Malaysia	79.995%		100%	100%

MMOG Asia (Thailand) Co. Ltd.	Providing services for games online via internet	Thailand	39.20%	(3)	49% (3)	49% (3)

Taiko Galaxy Sdn. Bhd.	Acts as importer, exporter, distributor, trader of and dealer in internet games, computer software packages, computer peripherals, mobile games and all computer related products that would be related to information technology	Malaysia	40.80%	(1)	51%	100%

Subsidiary of Klon Odeme ve Iletisim Teknolojileri Annim Sirketi. (“PaybyMe”)

PaybyMe FZ-LLC	Providing payment solutions to web merchants	United Arab Emirates	—		—	50.90%

		Country of	Proportion of ownership interest and voting power held
Name of subsidiary	Principal activities	incorporation	2013	2014	2015

Subsidiary of MOL AccessPortal Inc.

Uniwiz Trade Sales, Inc	Distribution solution provider for prepaid services in the Philippines	Philippines	100%	100%	100%

Subsidiaries of MOLPay Sdn. Bhd.

MOLPay Limited, Hong Kong	Establish, maintain and operate a payment, clearing and settlement system and other computer related activities	Hong Kong	51%	51%	51%

MOLPay Pte Ltd	Establish, maintain and operate a payment, clearing and settlement system and other computer related activities	Singapore	51%	51%	51%

MOL Wallet Sdn. Bhd.	Establish, maintain and operate a payment, clearing and settlement system and other computer related activities	Malaysia	—	51%	51%

		Country of	Proportion of ownership interest and voting power held
Name of subsidiary	Principal activities	incorporation	2013		2014	2015

Subsidiaries of MOL AccessPortal Co. Ltd.

Zest Interactive Co Ltd	Sales and distribution of game software, electronic game pin and CDs	Thailand	49%	(1)	86.73%	86.73%

MOL Solutions Co Ltd	Enterprise software design and development	Thailand	49%	(1)	86.73%	86.73%

e-Innovations Systems & Networks Thai Co. Ltd.	Engaged in the game download services	Thailand	—		52%	52%

3Sept Corporations Co. Ltd.	Business of consulting and give advice on computer hardware and software	Thailand	—		52%	52%

MOL Payment Co. Ltd.	Payment channel online	Thailand	—		86.73%	86.73%

MOL Paying Co. Ltd.	Processing data and financial transactions payment	Thailand	—		—	52%

		Country of	Proportion of ownership interest and voting power held
Name of subsidiary	Principal activities	incorporation	2013	2014	2015

Subsidiary of Rixty, Inc.

Rixty Brasil Intermediação e Agenciamento de Negócios Ltda	Providing alternative payment system to domestic and international users to spend cash and coins for online games, virtual goods and digital content	Brazil	54.20%	54.20%	54.20%

(1)	Based on the contractual arrangements between the Group and other investors, the Group has the power to direct the relevant activities of these entities unilaterally, and hence the Group has control over these entities.
(2)	Restructured during the financial year.
(3)	The entities have been classified as subsidiaries as the Group has dominant voting interest to direct relevant activities of the entities.

Composition of the Group

Information about the composition of the Group at the end of the reporting period is as follows:

Principal activities	Place of incorporation and operation	Number of wholly-owned subsidiaries
		2013	2014	2015

Distribution of electronic games voucher and prepaid pins	Indonesia Philippines	1 1	1 1	1 1
Social network payment	Malaysia	1	1	1
Operating e-payment systems, provide information technology services, e-solution services, and internet related services	Philippines India Malaysia Singapore Turkey	1 1 1 1 —	1 1 3 1 2	1 — 3 1 2
Supply of computer games, software and hardware related to information technology	Malaysia	—	2	3
Dormant	Malaysia	2	1	1

		9	14	14

Principal activities	Place of incorporation and operation	Number of non-wholly-owned subsidiaries
		2013	2014	2015

Supply of computer games, software and hardware related to information technology	Malaysia Thailand	4 2	1 1	— 1
Providing mobile payment platform	Malaysia	1	1	1
Information technology, electronic payments, online business services, electronic retail, electronic commerce online distribution, and other computer related activities	Malaysia Australia Hong Kong Singapore USA Brazil Turkey Vietnam Thailand	2 1 1 1 1 1 2 1 —	3 1 1 1 1 1 1 1 1	3 1 1 1 1 1 1 1 1
Investing in other businesses, both local and overseas entities	Thailand	—	2	2
Sales of electronic pins for online games and other related products	Thailand Taiwan	1 1	2 1	2 1
Engaged in the game download services	Thailand	—	1	1
Business of consulting and give advice on computer hardware and software	Thailand	—	1	1
Developers and agents of interactive applications and software	Malaysia	—	1	1
Enterprise software design and development	Thailand	1	1	1
Processing data and financial transaction payment	Thailand	—	—	1
Dormant	Turkey	—	1	1
Providing payment solutions to web merchants	United Arab Emirates	—	—	1

		20	24	25

Details of non-wholly owned subsidiaries of the Group that have material non-controlling interests:

			Proportion of ownership interest and voting power held by non- controlling interests		Profit allocated to non-controlling interests			Accumulated non-controlling interests
Name of subsidiaries	Country of incorporation	2013	2014	2015	2013	2014	2015	2013	2014	2015
		%	%	%	MYR	MYR	MYR	MYR	MYR	MYR

MyCNX	Malaysia	20.005	—	—	2,615,782	1,176,787	—	5,714,039	—	—
MOL Thailand	Thailand	51	13.27	13.27	4,504,237	2,142,429	(213,687)	10,081,682	3,002,499	2,669,534
GameSultan	Turkish Republic of Northern Cyprus	30	—	—	1,753,601	—	—	3,558,102	—	—
Nganluong	Vietnam	50	50	50	329,192	316,060	(198,303)	4,479,159	4,592,017	5,321,453
PaybyMe	Republic of Turkey	—	49	49	—	386,822	2,313,414	—	6,814,695	7,992,525
Individually immaterial subsidiaries with non-controlling interests								6,787,248	981,833	(1,788,818)

								30,620,230	15,391,044	14,194,694

Summarized financial information in respect of each of the Group’s subsidiaries that has material non-controlling interests is set out below. The summarized financial information below represents amounts before intragroup eliminations.

	MyCNX			GameSultan			MOL Thailand
	2013	2014	2015	2013	2014	2015	2013	2014	2015
	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR

Statements of financial position as of December 31

Current assets	10,141,782	15,201,695	15,299,508	15,347,529	22,749,315	22,067,836	29,976,327	37,059,748	53,827,992

Non-current assets	9,491,339	8,446,860	4,350,666	14,925	12,770	19,976	5,129,221	12,018,205	11,086,142

Current liabilities	2,167,222	3,923,522	3,114,039	3,502,084	8,099,451	3,479,789	18,571,131	31,928,224	48,820,514

Non-current liabilities	2,271,925	1,825,878	—	30	—	—	292,982	956,841	1,169,842

Equity attributable to owners of the Company	15,193,974	17,899,155	16,536,135	11,860,340	14,662,634	18,608,023	16,241,435	16,192,888	14,923,778

	MyCNX			GameSultan			MOL Thailand
	2013	2014	2015	2013	2014	2015	2013	2014	2015
	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR	MYR

Statements of profit or loss and other comprehensive income for the year ended December 31

Revenue	23,821,267	23,640,134	11,767,383	11,951,096	13,690,543	16,009,919	29,375,019	39,109,408	46,781,413

Total comprehensive income/(loss)	13,834,043	11,669,470	(6,198,496)	6,535,137	5,187,983	4,131,150	8,831,837	6,517,798	(774,942)

Statements of cash flows for the year ended December 31

Net cash inflow/(outflow) from operating activities	15,873,343	15,879,704	(3,011,511)	5,390,726	1,023,353	769,426	6,953,152	9,285,748	9,361,672

Net cash (outflow)/inflow from investing activities	(4,512,358)	(1,621,805)	731,532	(18,342)	39,077	364,350	(3,414,567)	(8,615,921)	(950,057)

Net cash (outflow)/inflow from financing activities	(11,236,342)	(9,379,919)	(2,769,735)	(2,464,224)	—	(175,783)	(346,479)	151,004	(8,541,798)

	Nganluong				PaybyMe
	2013	2014	2015	2013	2014	2015
	MYR	MYR	MYR	MYR	MYR	MYR

Statements of financial position as of December 31

Current assets	13,238,398	17,424,596	24,158,773	—	20,915,360	46,781,781

Non-current assets	115,309	450,590	530,898	—	1,159,821	2,164,905

Current liabilities	4,395,389	8,399,272	11,779,349	—	16,640,880	37,805,545

Non-current liabilities	—	—	—	—	498,503	630,308

Equity attributable to owners of the Company	8,958,318	9,475,914	12,910,322	—	4,935,798	10,510,833

Statements of profit or loss and other comprehensive income for the year ended December 31

Revenue	7,062,561	8,152,591	18,107,518	—	13,195,081	53,559,422

Total comprehensive (loss)/income	(1,491,458)	675,716	(396,606)	—	960,231	4,721,252

	Nganluong				PaybyMe
	2013	2014	2015	2013	2014	2015
	MYR	MYR	MYR	MYR	MYR	MYR

Statements of cash flows for the year ended December 31

Net cash inflow/(outflow) from operating activities	836,081	1,703,547	(3,189,032)	—	6,890,741	16,389,726

Net cash outflow from investing activities	(3,690,014)	(376,667)	(93,294)	—	(32,727)	(230,315)

Net cash inflow/(outflow) from financing activities	8,438,000	(158,120)	—	—	37,567	(235,737)

18.	INVESTMENT IN ASSOCIATES

	2013	2014	2015
	MYR	MYR	MYR

At cost
Unquoted shares in Malaysia	30,000	—	—
Unquoted shares outside Malaysia	96,235	100,984	100,984

	126,235	100,984	100,984
Share of post acquisition reserves	(48,135)	(12,191)	(27,514)

	78,100	88,793	73,470

The summarized financial information of equity method investees is illustrated as below:

	2013	2014	2015
	MYR	MYR	MYR

Statements of financial position

Current assets	1,094,573	1,385	174,361

Non-current assets	954,609	334,280	150,656

Current liabilities	4,768,160	142,667	168,127

Results

Revenue	97,534	157,890	33,461

Loss from operations	(1,557,239)	(343,471)	(70,679)

Loss for the year	(1,486,129)	(343,471)	(70,679)

Share of results of associates	(13,259)	(104,489)	(15,323)

Details of the associates are as below:

		Financial	Country of	Effective equity interest
Name of associate	Principal activities	year end	incorporation	2013	2014		2015

eAuto Sdn. Bhd.	Provide internet motor based vehicle classified services, transfer of vehicle ownership and motor related internet services activities	December 31	Malaysia	30%	—		—

Associate of MOL AccessPortal Co. Ltd.

Loyalty In Motion Co. Ltd.	Business consultant	December 31	Thailand	12.25%	21.68	%(1)	21.68%

(1)	As mentioned in Note 17, the Group further acquired an indirect 9.43% equity interest in Loyalty in Motion Co. Ltd through the acquisition of a 49% equity interest in each of MOL Group and MOL Holdings.

19.	OTHER INVESTMENT

	2013	2014	2015
	MYR	MYR	MYR

Unquoted shares	1,235,000	1,235,000	1,235,000
Less: Accumulated impairment loss	(1,234,999)	(1,234,999)	(1,234,999)

	1	1	1

Other investment relates to 180 common shares in EBI Communications, Inc (“EBI”), a company incorporated in Canada, which was impaired due to the continuing losses incurred in previous years.

20.	DEVELOPMENT EXPENDITURE

	2013	2014	2015
	MYR	MYR	MYR

Cost
As of January 1	11,225,803	13,935,423	17,292,584
Capitalized during the year	2,709,620	3,659,272	4,709,738
Written off	—	(302,111)	—

As of December 31	13,935,423	17,292,584	22,002,322

Accumulated amortization
As of January 1	6,738,105	8,748,978	10,733,748
Amortization for the year	2,010,873	2,110,650	2,618,197
Written off	—	(125,880)	—

As of December 31	8,748,978	10,733,748	13,351,945

Net carrying amount
As of December 31	5,186,445	6,558,836	8,650,377

Included in costs capitalized were the following:

	2013	2014	2015
	MYR	MYR	MYR

Depreciation of computer equipment and software (Note 15)	198,289	231,814	210,819
Salaries paid to directors (Note 8)	28,050	417,426	167,531
Rental of development centre	49,598	62,308	65,470

21.	INTANGIBLE ASSETS

2013	Goodwill	Software and copyright	Electronic payment system	Exclusive licence and distribution rights of online games and reloads	Intellectual property	Trademark	Total
	MYR	MYR	MYR	MYR	MYR	MYR	MYR

Cost
As of January 1, 2013	23,949,626	131,818	1,750,000	30,477,768	12,079,528	22,022	68,410,762
Additions	—	—	—	4,296,422	4,778,805	—	9,075,227
Acquisition of subsidiaries (Note 43)	55,774,073	—	—	27,081,406	—	—	82,855,479
Disposals	—	—	—	(170,256)	—	—	(170,256)
Write-off	—	(72,365)	—	—	—	—	(72,365)
Foreign exchange difference	—	1,327	—	46,489	(3,698)	1,688	45,806

As of December 31, 2013	79,723,699	60,780	1,750,000	61,731,829	16,854,635	23,710	160,144,653

2013	Goodwill	Software and copyright	Electronic payment system	Exclusive licence and distribution rights of online games and reloads	Intellectual property	Trademark	Total
	MYR	MYR	MYR	MYR	MYR	MYR	MYR

Accumulated amortization
As of January 1, 2013	—	39,872	826,351	5,118,477	—	5,648	5,990,348
Disposals	—	—	—	(95,760)	—	—	(95,760)
Write-off	—	(1,845)	—	—	—	—	(1,845)
Amortization for the year	—	6,230	583,275	14,723,974	42,129	7,341	15,362,949
Foreign exchange difference	—	(26,006)	—	26,248	(950)	431	(277)

As of December 31, 2013	—	18,251	1,409,626	19,772,939	41,179	13,420	21,255,415

Net carrying amount
As of December 31, 2013	79,723,699	42,529	340,374	41,958,890	16,813,456	10,290	138,889,238

2014	Goodwill	Software and copyright	Electronic payment system	Exclusive licence and distribution rights of online games and reloads	Intellectual property	Trademark	Total
	MYR	MYR	MYR	MYR	MYR	MYR	MYR

Cost
As of January 1, 2014	79,723,699	60,780	1,750,000	61,731,829	16,854,635	23,710	160,144,653
Additions	—	—	—	1,069,338	1,267	—	1,070,605
Acquisition of subsidiaries (Note 43)	26,100,254	—	12,162,734	—	3,697,437	—	41,960,425
Disposals	(50,083)	—	—	—	—	—	(50,083)
Write-off	—	—	—	(58,077)	—	—	(58,077)
Reclassifications	—	40,488	—	215,218	(93,607)	—	162,099
Foreign exchange difference	—	3,000	36,340	2,295	412,828	1,425	455,888

As of December 31, 2014	105,773,870	104,268	13,949,074	62,960,603	20,872,560	25,135	203,685,510

Accumulated amortization
As of January 1, 2014	—	18,251	1,409,626	19,772,939	41,179	13,420	21,255,415
Amortization for the year	—	10,279	1,136,897	14,000,545	2,626,110	9,031	17,782,862
Reclassifications	—	5,138	(45)	215,268	3,076	—	223,437
Foreign exchange difference	—	1,048	1,666	1,312	11,345	750	16,121

As of December 31, 2014	—	34,716	2,548,144	33,990,064	2,681,710	23,201	39,277,835

Net carrying amount
As of December 31, 2014	105,773,870	69,552	11,400,930	28,970,539	18,190,850	1,934	164,407,675

2015	Goodwill	Software and copyright	Electronic payment system	Exclusive licence and distribution rights of online games and reloads	Intellectual property	Trademark	Total
	MYR	MYR	MYR	MYR	MYR	MYR	MYR

Cost
As of January 1, 2015	105,773,870	104,268	13,949,074	62,960,603	20,872,560	25,135	203,685,510
Additions	—	948,500	—	6,422,046	3,498	—	7,374,044
Effect of purchase price allocation (Note 43)	1,359,219	—	(294,103)	—	—	—	1,065,116
Write-off	—	(78)	—	(944,865)	—	—	(944,943)
Transfer from property, plant and equipment (Note 15)	—	24,356	—	—	—	—	24,356
Foreign exchange difference	—	12,702	64,325	3,403	999,036	5,761	1,085,227

As of December 31, 2015	107,133,089	1,089,748	13,719,296	68,441,187	21,875,094	30,896	212,289,310

Accumulated amortization
As of January 1, 2015	—	34,716	2,548,144	33,990,064	2,681,710	23,201	39,277,835
Amortization for the year	—	144,117	2,447,652	16,314,254	1,429,027	2,123	20,337,173
Write-off	—	(78)	—	(197,242)	—	—	(197,320)
Transfer from property, plant and equipment (Note 15)	—	12,228	—	—	—	—	12,228
Foreign exchange difference	—	6,360	22,320	3,401	171,604	5,572	209,257

As of December 31, 2015	—	197,343	5,018,116	50,110,477	4,282,341	30,896	59,639,173

2015	Goodwill	Software and copyright	Electronic payment system	Exclusive licence and distribution rights of online games and reloads	Intellectual property	Trademark	Total
	MYR	MYR	MYR	MYR	MYR	MYR	MYR

Accumulated impairment loss
As of January 1, 2015	—	—	—	—	—	—	—
Impairment loss for the year	36,856,928	—	—	1,561,346	—	—	38,418,274

As of December 31, 2015	36,856,928	—	—	1,561,346	—	—	38,418,274

Net carrying amount
As of December 31, 2015	70,276,161	892,405	8,701,180	16,769,364	17,592,753	—	114,231,863

Included in the intellectual property is the domain name of MOL.com used by the Group through internet media.

Goodwill on consolidation

	2013	2014	2015
	MYR	MYR	MYR

At beginning of year	23,949,626	79,723,699	105,773,870
Acquisition of subsidiaries (Note 43)	55,774,073	26,100,254	—
Effect of purchase price allocation (Note 43)	—	—	1,359,219
Impairment loss for the year	—	—	(36,856,928)
Disposal	—	(50,083)	—

At end of year	79,723,699	105,773,870	70,276,161

Details of goodwill impairment for the year ended December 31, 2015 are as follows:

	Carrying value before impairment	Impairment loss	Carrying value after impairment
	MYR	MYR	MYR
2015
GameSultan and PaytoGo(1)	45,183,982	(33,293,000)	11,890,982
MOL AccessPortal Pty. Ltd. (2) (Australia)	408,928	(408,928)	—
MyCNX Holdings (M) Sdn. Bhd. (3) (MyCNX)	4,893,192	(3,155,000)	1,738,192

	50,486,102	(36,856,928)	13,629,174

(1)	GameSultan and PaytoGo’s significant impairment arise due to the shift in the market dynamics of games-pin business and decline in the popularity of Joygame together with loss of exclusivity of certain global contents. In addition, GameSultan has also been adversely affected by the shift from PC games to mobile games impacting its revenue and gross margin.
(2)	MOL AccessPortal Pty. Ltd. (Australia) has been impaired as the business in Australia and New Zealand is growing at a slower rate in 2015 due to the maturity of the markets.
(3)	Impairment of MyCNX Holdings (M) Sdn. Bhd. is due to the rapid shift from PC to mobile games, delays in launching new mobile games, and the inherent competitive environment within the mobile games component leading to lower take rates and shorter life span relative to PC games.

	Carrying Amount of Goodwill and other Intangible Assets			Pre-Tax Discount Rate			Terminal Growth Rate
	2013	2014	2015	2013	2014	2015	2013	2014	2015
	MYR	MYR	MYR
Goodwill

GameSultan and PaytoGo (1)	45,183,982	45,183,982	11,890,982	17.39%	20.80%	23.15%	3.80%	3.00%	2.00%
Nganluong (1)	10,416,362	10,416,362	10,416,362	20.57%	28.20%	26.43%	5.60%	5.00%	2.00%
Rixty Inc. (USA) (1)	9,733,193	9,733,193	9,733,193	9.62%	25.10%	22.93%	2.40%	2.00%	2.00%
MOL AccessPortal, Inc. (MOL Philippines) (1)	6,986,508	6,986,508	6,986,508	13.92%	26.10%	23.08%	5.40%	3.00%	2.00%
MyCNX Holdings (M) Sdn. Bhd. (MyCNX) (1)	4,893,192	4,893,192	1,738,192	11.86%	22.70%	19.09%	4.70%	—	2.00%
MOL AccessPortal Co. Ltd. (MOL Thailand) (1)	1,877,725	1,877,725	1,877,725	13.19%	23.30%	19.47%	4.40%	3.00%	2.00%
Easy2Pay (1)	—	2,421,261	2,421,261	—	21.30%	19.72%	—	—	2.00%
PaybyMe (1)	—	23,678,993	25,038,212	—	27.50%	29.69%	—	—	2.00%
Others (2)	632,737	582,654	173,726

	79,723,699	105,773,870	70,276,161

Other intangible assets with indefinite useful lives
Intellectual property
MOL Online(1)	12,034,650	12,034,650	12,034,650	19.00%	19.00%	19.00%	—	—	—

Impairment of exclusive license and distribution rights of online games and reloads (Ayopay) is due to the shift in the competitive environment, with more competitors in the market space, adding to both margins contraction and lower profitability. In addition, Ayopay face higher cost of doing business in Indonesia due to the fragmented market environment.

(1)	The recoverable amount of these CGUs is determined based on a value-in-use approach which uses cash flow projections based on financial budgets approved by the directors of the Company covering a five-year period. Cash flows beyond that five-year period have been extrapolated using steady growth rates (see rates shown in table) per annum rate which is the projected long-term average growth rate for each of the CGUs, which is consistent with the industry growth rate. Cash flow projections during the budget period are based on past performance of each of the CGUs and their expectations of market development such as consumer spending, changes on the Information Technology (“IT”) industry and impact to cost of IT staff, and the demand existing in the gaming or entertainment and telecommunication industries. The pre-tax discount rates (see rates shown in table) were applied and are based on weighted average cost of capital adjusted for the difference in currency and specific risks associated with the businesses of such CGUs. With regard to the assessment of value-in-use and fair value less costs to sell, the directors believe that no reasonably possible change in any of the above key assumptions would cause the recoverable amounts of the units to be materially below their carrying amounts.
(2)	Others represent goodwill allocated to MOL AccessPortal Pty Ltd (Australia) and MOLCube Sdn. Bhd. which is not individually or in aggregate significant in comparison with the Group’s total carrying amount of goodwill.

22.	FINANCE LEASE RECEIVABLES

	2013	2014	2015
	MYR	MYR	MYR

Current finance lease receivables	65,506	99,240	145,234
Non-current finance lease receivables	506,871	459,428	314,193

	572,377	558,668	459,427

The Group leases MOLReloads terminals with its pre-installed proprietary software to certain retail outlets for the distribution of prepaid airtime and electronic pins. All leases are denominated in Malaysian Ringgit. The average term of the leases is 6 years.

	2013	2014	2015
	MYR	MYR	MYR
Minimum lease receivables
Not later than 1 year	284,760	309,960	309,960
Later than 1 year and not later than 2 years	284,760	309,960	214,514
Later than 2 years and not later than 5 years	643,475	506,415	294,000
Later than 5 years	72,130	2,100	—

	1,285,125	1,128,435	818,474
Less: Future finance income	(712,748)	(569,767)	(359,047)

Present value of finance lease assets	572,377	558,668	459,427

	2013	2014	2015
	MYR	MYR	MYR

Present value of finance lease assets:
Not later than 1 year	65,506	99,240	145,234
Later than 1 year and not later than 2 years	95,636	144,938	101,442
Later than 2 years and not later than 5 years	347,958	312,462	212,751
Later than 5 years	63,277	2,028	—

	572,377	558,668	459,427

23.	DEFERRED TAX ASSETS/(LIABILITIES)

The components and movements of deferred tax assets/(liabilities) during the financial year are as follows:

	2013	2014	2015
	MYR	MYR	MYR

As of January 1	(5,645,740)	(9,455,169)	(8,458,842)
Acquisition of subsidiaries (Note 43)	(6,770,352)	(3,792,860)	—
Effect of purchase price allocation (Note 43)	—	—	58,820
Recognized in profit or loss (Note 13)	2,975,084	4,762,126	3,029,340
Charged to other comprehensive income	—	—	(46,945)
Effect of foreign currency translation	(14,161)	27,061	577,763

As of December 31	(9,455,169)	(8,458,842)	(4,839,864)

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The net deferred tax assets and liabilities shown on the consolidated statements of financial position after appropriate offsetting are as follows:

	2013	2014	2015
	MYR	MYR	MYR

Deferred tax assets	203,300	1,293,913	1,119,083
Deferred tax liabilities	(9,658,469)	(9,752,755)	(5,958,947)

Net	(9,455,169)	(8,458,842)	(4,839,864)

24.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	2013	2014	2015
	MYR	MYR	MYR

At fair value:
As of January 1	—	—	806,627
Additions	—	791,369	—
Disposal	—	—	(828,377)
Net fair value gain	—	15,258	—
Transfer to profit or loss on disposal	—	—	(15,258)
Effect of foreign currency translation	—	—	37,008

As of December 31	—	806,627	—

The available-for-sale financial assets represented investment in quoted trust fund managed by a local commercial bank that was not held for trading. The available-for-sale financial assets were recognized initially and subsequently at fair value. The calculation of the fair value of the available-for-sale financial asset is explained in Note 45.

Fair value of the Group’s financial assets and financial liabilities that are measured at fair value on a recurring basis

The following summarises the methods used in determining the fair value of available-for-sale financial asset reflected in the above tables.

	2013	2014	2015
	MYR	MYR	MYR

Financial Assets:
Fair value:
Available-for-sale financial asset	—	806,627	—

Fair value hierarchy	Level 1

Valuation technique and key input	Quoted bid prices in an active market.

25.	INVENTORIES

	2013	2014	2015
	MYR	MYR	MYR

Airtime prepaid electronic pins	11,005,931	14,150,394	16,316,776
Online game pins	12,631,640	10,126,364	14,266,490
Others	54,960	—	584,623

	23,692,531	24,276,758	31,167,889

Allowance for impairment loss	—	(434,343)	(1,384,196)

	23,692,531	23,842,415	29,783,693

Movement in allowance for impairment loss

	2013	2014	2015
	MYR	MYR	MYR

As of January 1	—	—	434,343
Impairment loss (Note 12)	—	468,200	1,065,610
Impairment loss no longer required (Notes 10 and 12)	—	(41,945)	—
Written off	—	—	(135,961)
Foreign exchange difference	—	8,088	20,204

As of December 31	—	434,343	1,384,196

The Group has written off inventories amounting to MYR1,300,209 (2014: MYR5,017; 2013: MYR709,515) in respect of obsolete inventories and write-downs of inventory to its net realizable value.

26.	TRADE RECEIVABLES

	2013	2014	2015
	MYR	MYR	MYR

Trade receivables	31,558,106	40,966,833	60,736,475
Amount due from affiliates (Note 28.2)	3,015,095	14,030,525	23,830,401
Accrued revenue	—	5,126,905	22,433,815
Less: Allowance for doubtful debts	(753,094)	(1,823,596)	(2,895,352)

	33,820,107	58,300,667	104,105,339

Trade receivables disclosed above are classified as loans and receivables and are therefore measured at amortized cost.

During the financial year, trade receivables of the Group amounting to MYR56,187 (2014: MYR52,667; 2013: MYR80,000) were written off against the allowance for doubtful debts.

Affiliate companies are companies related to a shareholder of the Company (Note 28).

Trade receivables of the Group comprise amounts receivable from sales of MOLPoints, airtime prepaid electronic pins and online game pins. The Group’s normal trade credit term is 30 to 60 days (2014: 30 to 60 days; 2013: 30 to 60 days), other credit terms are assessed and approved on a case-to-case basis.

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

Included in the accrued revenue of the Group is mainly pertaining to the sales of games pins to the distribution channels and services provided to telco-operators that has yet to be billed as at financial year end.

Ageing of trade receivables

	2013	2014	2015
	MYR	MYR	MYR

Neither past due nor impaired	26,611,867	43,868,028	82,895,306
Past due but not impaired:
1 to 30 days	3,109,808	4,894,137	11,092,125
31 to 60 days	1,514,754	2,663,298	4,050,403
61 to 90 days	801,656	1,257,178	2,023,247
More than 90 days	2,535,116	7,441,622	6,939,610

	7,961,334	16,256,235	24,105,385

	34,573,201	60,124,263	107,000,691
Impaired	(753,094)	(1,823,596)	(2,895,352)

	33,820,107	58,300,667	104,105,339

Receivables that are neither past due nor impaired

Trade receivables that are neither past due nor impaired are creditworthy debtors with good payment record with the Group.

Receivables that are past due but not impaired

Trade receivables that are past due but not impaired are mainly customers who have never defaulted on payments but are slow paymasters hence, are periodically monitored.

Receivables that are impaired

Trade receivables that were impaired at the reporting date and the movement of the allowance accounts used to record the impairment are as follows:

	2013	2014	2015
	MYR	MYR	MYR

As of January 1	287,347	753,094	1,823,596
Impairment loss (Note 12)	545,747	1,246,054	1,322,604
Written off	(80,000)	(52,667)	(56,187)
Impairment loss no longer required (Note 12)	—	(93,110)	—
Reclassification	—	—	(166,124)
Foreign exchange difference	—	(29,775)	(28,537)

As of December 31	753,094	1,823,596	2,895,352

During the year, the Group has directly written off trade receivables of MYR61,694 (2014: MYR196,424; 2013: MYR13,671)(Note 12) which were assessed as no longer collectible.

In determining the recoverability of the trade receivable, the Group considers any change in the credit quality of the trade receivables from the date credit was initially granted up to the reporting date. Accordingly, the Directors believe that there is no further credit provision required in excess of the allowance for doubtful debts.

The Group has recognized an allowance for doubtful debts of 100% against all receivables over 1 year because historical experience has been that receivables that are past due beyond 1 year are not recoverable. Allowances for doubtful debts are recognized against trade receivables between 60 days and 360 days based on estimated irrecoverable amounts determined by reference to past default experience of the counterparty and an analysis of the counterparty’s current financial position.

27.	OTHER RECEIVABLES, DEPOSITS AND PREPAID EXPENSES

	2013	2014	2015
	MYR	MYR	MYR

Current portion	14,009,186	25,021,155	63,362,110
Non-current portion	—	1,081,930	1,066,330

	14,009,186	26,103,085	64,428,440

	2013	2014	2015
Current portion	MYR	MYR	MYR

Other receivables	5,445,640	5,690,778	49,227,223
Less: Allowance for doubtful debts	(7,580)	(24,588)	(44,502)

	5,438,060	5,666,190	49,182,721

Prepaid expenses	5,222,381	13,551,631	6,434,497
Other deposits	3,149,861	5,589,822	7,161,949
Advances for online games	198,884	213,512	582,943

	14,009,186	25,021,155	63,362,110

Non-current portion
Other receivables	—	1,081,930	1,066,330

	14,009,186	26,103,085	64,428,440

Other receivables, deposits and prepaid expenses in 2015 includes the settlement amount receivable from the insurers of USD8,500,000 (MYR36,511,750) relating to the consolidated class action lawsuit as disclosed in Note 46.

28.	RELATED PARTY TRANSACTIONS

In addition to the related party information disclosed elsewhere in the consolidated financial statements, the details of related parties and their relationship with the Company and its subsidiaries are as follows:

Name of related parties	Relationship

Auto Tulin Sdn. Bhd.	Affiliate of the Company
Berjaya Auto Philippines Inc	Affiliate of the Company
Berjaya Channel Sdn. Bhd.	Affiliate of the Company
Berjaya Hospitality Services Sdn. Bhd.	Affiliate of the Company
Berjaya Roasters (M) Sdn. Bhd.	Affiliate of the Company
Berjaya Papa John’s Pizza Sdn. Bhd.	Affiliate of the Company
Berjaya Starbucks Coffee Company Sdn. Bhd.	Affiliate of the Company
Berjaya Sompo Insurance Berhad	Affiliate of the Company
Berjaya Times Square Sdn. Bhd.	Affiliate of the Company
Berjaya Corporation Berhad	Affiliate of the Company
Berjaya Eden Park London Hotel	Affiliate of the Company
Berjaya Langkawi Beach Resort Sdn. Bhd.	Affiliate of the Company
Berjaya Higher Education Sdn. Bhd.	Affiliate of the Company
Berjaya Pizza (Philippines) Inc	Affiliate of the Company
Berjaya Waterfront Sdn. Bhd.	Affiliate of the Company
Bermaz Motor Trading Sdn. Bhd.	Affiliate of the Company
BLoyalty Sdn. Bhd.	Affiliate of the Company
BTS Car Park Sdn. Bhd.	Affiliate of the Company
Cyberventures Sdn. Bhd.	Affiliate of the Company
Cyberport Holdings Sdn. Bhd.	Affiliate of the Company
Convenience Shopping (Sabah) Sdn. Bhd.	Affiliate of the Company
Cosway (M) Sdn. Bhd.	Affiliate of the Company
eAuto Sdn. Bhd.	Affiliate of the Company
7-Eleven Malaysia Sdn. Bhd.	Affiliate of the Company
GameMaker Co., Ltd	Affiliate of the Company
Juniasia Cyberport Sdn. Bhd.	Affiliate of the Company
MSC Cyberport Sdn. Bhd.	Affiliate of the Company
MOL Ventures Pte Ltd	Affiliate of the Company
Pactolus Co., Ltd.	Affiliate of the Company
Pattarapreecha Co., Ltd	Affiliate of the Company
Perdana Hotel Philippines Inc	Affiliate of the Company
Prime Credit Leasing Sdn. Bhd.	Affiliate of the Company
Popidols Co., Ltd	Affiliate of the Company
Qinetics Solutions Berhad	Affiliate of the Company
Securexpress Services Sdn. Bhd.	Affiliate of the Company
Singer (Malaysia) Sdn. Bhd.	Affiliate of the Company
Sports Toto Fitness Sdn. Bhd.	Affiliate of the Company
Sea Gamer Mall Sdn. Bhd.	Affiliate of the Company
Sweet River International Limited	Affiliate of the Company
TConnect Cyberport Sdn. Bhd.	Affiliate of the Company
U Mobile Sdn. Bhd.	Affiliate of the Company
CheapCard Pty Ltd	Other related parties

Name of related parties	Relationship

Friendster (S.E.Asia) Pte Ltd	Other related parties
Friendster iCafe Sdn. Bhd.	Other related parties
Friendster Sdn. Bhd.	Other related parties
Friendster Philippines, Inc	Other related parties
Ini3 Digital Co. Ltd	Other related parties
Kakao Malaysia Sdn. Bhd.	Other related parties
MOL Properties Sdn. Bhd.	Other related parties
NB Travel Sdn. Bhd.	Other related parties
Netbuilder (M) Sdn. Bhd.	Other related parties
Weshop Malaysia Sdn. Bhd.	Other related parties

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

28.1	Amount due from associates

	2013	2014	2015
	MYR	MYR	MYR

Current:
Trade amount due from associates	216,848	—	—

28.2	Amount due from affiliates

	2013	2014	2015
	MYR	MYR	MYR

Current:
Trade amount due from affiliates (Note 26)	3,015,095	14,030,525	23,830,401

28.3	Amount due from/(to) other related parties

	2013	2014	2015
	MYR	MYR	MYR

Current:
Trade amount due from other related parties	85,515	354,968	1,294,958
Outstanding balances receivable for operating transactions	499,436	604,655	2,548,381

	584,951	959,623	3,843,339

	2013	2014	2015
	MYR	MYR	MYR

Trade amount due to other related parties	(1,234,971)	(564,527)	(1,034,656)
Outstanding balances payable for operating and financing transactions	(29,512,942)	(37,959)	(140,497)

	(30,747,913)	(602,486)	(1,175,153)

28.4	Significant Related Party Transactions

	2013	2014	2015
	MYR	MYR	MYR

Associates
Maintenance support charges to associate	216,848	—	—

Affiliates
Commission paid to affiliates	(20,053,895)	(20,080,595)	(22,435,128)
Commission received from affiliates	—	—	109,329
Purchase from affiliates	(440,390)	(545,200)	(588,480)
Rental expense paid to affiliates	(709,834)	(874,604)	(1,420,517)
Contact centre services charge paid to affiliates	(360,000)	(453,250)	(446,375)
Purchase of products and services from affiliates	(200,000)	(202,664)	(2,017,010)
Handling fees paid to affiliates	(71,464)	(170,492)	(164,998)
Programmer fees paid to affiliate	—	(113,917)	(35,000)
Interest expense paid to affiliates	(134,283)	(84,147)	(52,776)
Data entry fees paid to affiliate	—	(60,000)	(170,111)
Purchase of plant and equipment from affiliate	—	(48,000)	—
Advertisement fees paid to affiliates	(28,000)	(28,330)	(33,720)
Interest charged on advances from affiliate	—	(907,738)	(52,795)
Transactions fees received from affiliates	2,551,925	3,267,687	3,111,049
Service fees received from affiliates	435,285	750,969	1,063,741
Equipment rental income received from affiliate	288,323	302,544	290,867
Interest income received from affiliate	172,802	240,151	210,719
Maintenance support charges to affiliate	—	233,030	—
Sales of property, plant and equipment to affiliates	—	—	29,850
System and management service fees paid to affiliates	—	—	(68,000)
Payment channel services provided to affiliates	—	—	18,000

	2013	2014	2015
	MYR	MYR	MYR

Advertisement income received from affiliates	—	155,000	—
Handling fees received from affiliate	223,096	32,260	—

Other related parties
Purchase of goods from related parties	(9,323,130)	(7,535,202)	(3,126,245)
Commission paid to related parties	(4,630,009)	(1,449,836)	(3,127,242)
IT consultancy fees paid to other related parties	(504,804)	(349,915)	(46,212)
Marketing fees received from related parties	—	2,416,667	1,000,000
Payment channel services charge to other related parties	24,147	101,781	216,350
Advertisement charges paid to related parties	—	(119,211)	—
Rental expenses paid to other related parties	(107,439)	(96,282)	(32,689)
Sales from services provided to other related parties	(80,000)	(81,290)	(10,424)
Sales of goods to other related parties	5,025,319	5,413,086	3,512,981
Revenue sharing from related parties	—	301,849	2,041,603
Maintenance support charge to related parties	44,420	130,885	72,025
Commission receive from related parties	—	—	394,685
Service fees paid to related parties	—	—	(33,412)
Excess travelling expenses received from other related parties	264,611	—	—
Disposal of investment property to a director of MyCNX Holdings (M) Sdn. Bhd.	—	—	2,500,000

29.	CASH AND BANK BALANCES

	2013	2014	2015
	MYR	MYR	MYR

Cash at banks and on hand	38,133,264	131,932,596	86,719,855
Deposits and placement with a licensed banks	11,596,224	18,638,209	7,342,579

	49,729,488	150,570,805	94,062,434

Restricted cash	4,832,435	34,392,659	43,560,522

Cash at bank earns interest at floating rates based on daily bank deposit rates. The deposits and placements with licensed banks are made for varying periods of between one day and 3 months, depending on the immediate cash requirements of the Group, and earn interest ranging from 0.15% - 3.15% (2014: 2.80% - 3.15%; 2013: 2.80%) per annum.

Restricted cash at bank represents an amount under escrow which is required to be at minimum of 1.0 time of value or ratio of 1:1 of unutilized MOLPoints in compliance with the Guideline on Electronic Money issued by Bank Negara Malaysia to be deposited and managed separately from the Group’s working capital funds at the end of each month. However, the Group maintains the escrow amount at 1.2 times of value or ratio of 1:1.2 of unutilized MOLPoints as of December 31, 2015.

Restricted cash at bank also includes the Group’s deposit of MYR34,418,449 (2014: MYR27,957,864; 2013: MYRNil) to secure bank guarantees in relation to the call and put option (Note 37) granted in 2014, in accordance with the terms of acquisition of PaybyMe in 2014 as disclosed in Note 17.

30.	SHARE CAPITAL

	2013	2014	2015
	MYR	MYR	MYR

Authorized:
1,000,000,000 ordinary shares of USD1 par value	3,296,500,000	3,296,500,000	3,296,500,000

	Ordinary shares
	2013		2014		2015
	Number of shares	MYR	Number of shares	MYR	Number of shares	MYR

Issued, fully paid and outstanding:
Shares of USD1 par value as of January 1	58,897,320	9,816,220	58,897,320	9,816,220	67,504,435	38,059,243
Issuance of new shares of USD1 par value through Initial Public Offering	—	—	7,485,030	24,573,354	—	—
Issuance of shares for the acquisition of non-controlling interests (Note 17)	—	—	1,056,736	3,463,513	—	—
Issuance of shares on redemption of promissory notes (Note 35)	—	—	65,349	206,156	—	—

Issued and outstanding as of December 31	58,897,320	9,816,220	67,504,435	38,059,243	67,504,435	38,059,243

The 58,897,320 ordinary shares issued, fully paid and outstanding as of December 31, 2013 and as of January 1, 2014 are presented as a result of the reorganization (See Note 1) of the Company, which was accounted for using merger accounting.

Treasury shares

Treasury shares relate to ordinary shares of the Company that are held by the Company. The amount consists of the acquisition costs of treasury shares.

On November 24, 2014, the Company’s Board of Directors approved a share repurchase program, authorizing the Company to repurchase at any time during the next twelve months an aggregate of up to US$15 million of ADSs, from time to time, subject to customary blackout periods, including periodic blackout periods pending the release of its financial results. Purchases by the Company under the share repurchase program could be made from time to time at prevailing market prices in open market purchases, privately negotiated transactions, block purchases or otherwise, as determined by the Company’s management. The Share purchases would be funded from the Company’s cash balances.

The timing, frequency and amount of repurchase activity would depend on a variety of factors such as levels of cash generation from operations, cash requirements for investment in the Company’s business, current stock price, market conditions and other factors. The share repurchase program could be suspended, modified or discontinued at any time and has no set expiration date.

As of December 31, 2015, the Company has repurchased 2,637,789 shares of its ADS, for an aggregate gross value of USD6,082,998 (equivalent to MYR22,056,637) and are held in treasury.

31.	RESERVES

	2013	2014	2015
	MYR	MYR	MYR
		(Restated, see Note 48)

Non-distributable:
Share premium [Note (a)]	2,954,189	305,624,250	305,624,250
Capital contribution reserve [Note (b)]	—	7,602,686	41,473,431
Share options reserve [Note (c)]	—	8,131,420	—
Investment revaluation reserve [Note (d)]	—	15,258	—
Foreign currency translation reserve [Note (e)]	(2,474,580)	8,207,205	11,394,170

Distributable:
Retained earnings/(accumulated losses)	24,145,038	(85,451,104)	(165,840,269)

	24,624,647	244,129,715	192,651,582

(a)	Share premium

Share premium arose from the premium on the issuance of new ordinary shares, netted off with the underwriting commission and IPO expenses.

(b)	Capital contribution reserve

The capital contribution reserve represents capital contribution from the Company’s shareholder, MOL Investments Pte Ltd for recognition of share-based compensation expense for the Employee Share Options Scheme granted on June 19, 2014.

(c)	Share options reserve

The share options reserve relates to share options granted by the Company to its employees under its employee share option plan. Further information about the share-based payments to employees is set out in Note 42. In 2015, due to the cancellation of the Employee Share Options Scheme as disclosed in Note 42, the entire share options reserve has been transferred to accumulated losses.

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

32.	BORROWINGS

	2013	2014	2015
	MYR	MYR	MYR

Non-current - at amortized cost:

Secured
Term loans (i)	1,938,845	1,844,185	—
Finance lease payables (Note 33)	1,445,027	1,181,749	1,865,728

	3,383,872	3,025,934	1,865,728

	2013	2014	2015
	MYR	MYR	MYR

Current - at amortized cost:

Secured
Term loans (i)	206,340	124,917	—
Revolving credit (ii)	68,000,000	51,000,000	14,000,000
Finance lease payables (Note 33)	1,424,654	1,583,193	1,923,778

	69,630,994	52,708,110	15,923,778

(i)	Term loans

The term loans are repayable by instalments of varying amounts over the following periods:

	2013	2014	2015
	MYR	MYR	MYR

Current
Not later than 1 year	206,340	124,917	—

Non-current
Later than 1 year and not later than 2 years	135,768	120,398	—
Later than 2 years and not later than 5 years	425,507	407,056	—
Later than 5 years	1,377,570	1,316,731	—

	1,938,845	1,844,185	—

In 2012, Zest Interactive Co. Ltd., a subsidiary of MOL AccessPortal Co. Ltd. obtained a term loan from a local commercial bank in Thailand for the purchase of land and building. The term loan bore interest at Nil (2014: 7.40%; 2013: 7.63%) per annum and was secured by mortgage of the land and building of which net carrying amount is MYRNil (2014: MYR1,763,196, 2013: MYR1,299,061) as disclosed in Note 15. The term loan has been fully repaid in 2015.

Also in 2012, MyCNX Holdings (M) Sdn. Bhd. entered into a loan agreement with a local commercial bank in Malaysia to obtain financing for the purchase of a commercial building. As at December 31, 2015, the investment property with net carrying amount of MYRNil (2014: MYR2,367,484; 2013: MYR2,393,789) was partially financed by this term loan amounting to MYR1,800,000 with interest rate of Base Lending Rate (“BLR”) plus 2.10% per annum. The term loan has been fully settled during the financial year ended 2015.

On January 8, 2015, the investment property has been sold for a total sales consideration of MYR2,500,000. On February 27, 2015, a portion of the proceeds for the sales was used to settle the remaining unpaid principal, accrued interest and prepayment charges of the term loan obtained from a local commercial bank in Malaysia amounting to MYR1,696,325.

(ii)	Revolving credit

Revolving credit facility of the Group with Malaysia Debt Ventures Berhad bears interest at 7.25% (2014: 7.25%; 2013: 7.25%) per annum and has an expiry date on December 31, 2017.

The revolving credit is secured by way of personal guarantee of two shareholders of the Company, corporate guarantee from a related party, a fixed and floating charge over all present and future assets and undertakings of the Group.

33.	FINANCE LEASE PAYABLES

	2013	2014	2015
	MYR	MYR	MYR

Future minimum lease payments:
Not later than 1 year	1,588,872	1,725,672	2,216,259
Later than 1 year and not later than 2 years	1,109,592	975,570	2,006,164
Later than 2 years and not later than 5 years	411,172	261,789	361,529

Total future minimum lease payments	3,109,636	2,963,031	4,583,952
Less: Future finance charges	(239,955)	(198,089)	(794,446)

Present value of finance lease payables	2,869,681	2,764,942	3,789,506

	2013	2014	2015
	MYR	MYR	MYR

Present value of finance lease payables:
Not later than 1 year	1,424,654	1,583,193	1,923,778
Later than 1 year and not later than 2 years	1,046,826	926,791	1,516,841
Later than 2 years and not later than 5 years	398,201	254,958	348,887

Present value of finance lease payables	2,869,681	2,764,942	3,789,506
Less: Amount due within 12 months	(1,424,654)	(1,583,193)	(1,923,778)

Amount due after 12 months	1,445,027	1,181,749	1,865,728

The finance lease payables of the Group bear interest at rates ranging from 2.59% to 10.00% (2014: 2.59% to 5.00%; 2013: 2.59% to 5.00%) per annum at the end of the reporting period.

34.	TRADE PAYABLES

The normal trade credit terms granted to the Group by trade creditors range from 30 to 60 days (2014: 30 to 60 days; 2013: 30 to 60 days).

Included in trade payables of the Group are amounts of MYR38,972,747 (2014: MYR8,347,987; 2013: MYR6,637,159) being accrued purchases.

35.	OTHER PAYABLES AND ACCRUED EXPENSES

	2013	2014	2015
	MYR	MYR	MYR

Other payables	8,940,320	5,783,496	46,882,410
Accrued expenses	2,379,557	10,812,689	12,834,872
Promissory notes	2,748,115	—	—
Deposit received	4,513,074	8,628,657	8,691,935
Customer’s account balances	3,710,540	5,086,199	4,315,404

	22,291,606	30,311,041	72,724,621

Included in other payables in 2015 is the settlement liability of the consolidated class action lawsuit of USD8,500,000 (MYR36,511,750) which is covered by insurers as mentioned in Note 27.

The promissory notes were issued in October 2012, and were automatically convertible upon (a) a firm commitment of an underwritten offering of the Company’s ordinary shares or (b) completion of an equity financing of at least USD1,000,000.

On May 30, 2014, the Group issued 65,349 ordinary shares to Javelin Venture Partners, non-controlling shareholder of Rixty Inc., in consideration of the cancellation of the convertible promissory notes amounting to MYR2,748,115. The estimated fair value of the equity shares issued approximates the principal amount of the promissory notes on the transaction day, hence there was no impact to the statement of profit or loss and other comprehensive income.

36.	DERIVATIVE FINANCIAL LIABILITY

	2013	2014	2015
	MYR	MYR	MYR
		(Restated, see Note 48)

Financial liability at fair value through profit or loss	26,164,107	—	—

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

As described in Note 17, in connection with the acquisition by MOL AccessPortal Sdn. Bhd. (‘MOLAP’), a subsidiary of the Company, of 51% equity interest in PaybyMe, MOLAP entered into a Shareholders Agreement dated September 15, 2014 with the non-controlling shareholders of PaybyMe (“Sellers”) for the acquisition of the 49% non-controlling equity interest in PaybyMe by way of an in-substance forward, comprising a Call Option (the “Call Option”) and a Put Option (the “Put Option”). Both the Call Option and Put Option shall be exercisable at any time during the First Exercise Period (from April 1, 2016 to April 30, 2016) and the Second Exercise Period (from April 1, 2017 to April 30, 2017) for half of the remaining shares held by the Sellers for each periods (“Option Shares”). In the case of the Put Option, the Sellers shall be entitled to, but not obligated, to exercise the right to require MOLAP to purchase the Option Shares.

In accordance with IAS 32, MOLAP is required to recognize a gross obligations for the present value of the redemption amount of the Put Option because the Sellers have the right to require MOLAP to pay the counterparty cash or another financial asset in exchange for the Option Shares. The gross obligations is recognized at an amount equal to the present value of the estimated amounts that could be required to be paid to the Sellers in accordance with the shareholders agreement. Changes in the measurement of the gross obligations due to the unwinding of the discount and change in the estimated amounts that the acquirer could be required to pay are recognized in profit or loss.

The directors estimate that any reasonably possible increase/(decrease) of 1% of the discount rate would result in a (decrease)/increase in the value of the gross obligations of in-substance forward as of December 31, 2015 by approximately (MYR318,896) or MYR324,676, (2014: (MYR536,226) or MYR549,342) respectively. The directors believe that any reasonably possible change in the other key assumptions would not result in significant impact to the fair value of the in-substance forward.

MOLAP’s gross obligations as at the end of the reporting period with respect to this put option has been recognized as a financial liability at the fair value in these financial statements. The fair value is determined by applying a pre-tax weighted average cost of capital discount rate of 18% (2014: 19%) per annum together with the following assumptions:

•	In the first exercise period, the Option Price shall equal to the amount which equals to the 24.5% of shares to be acquired by MOLAP subject to the option right at earnings multiple of PaybyMe for the financial year ended December 31, 2015 plus Mandatory Capital Loan plus Deferred Conditional Purchase Price; and

•	In the second exercise period, the Option Price shall equal to the amount which equals to the 24.5% of shares to be acquired by MOLAP subject to the option right at earnings multiple of PaybyMe for the financial year ending December 31, 2016 plus Mandatory Capital Loan.

The movements of the financial liability on put option during the year are as follows:

	2013	2014	2015
	MYR	MYR	MYR
		(Restated, see Note 48)

At beginning of year	—	—	37,300,351
At date of acquisition	—	1,202,000	—
Put option written on non-controlling interest (Note 48)	—	32,944,082	—
Unwinding of discount and change in estimates of gross obligations (Note 11)	—	3,154,269	8,960,571

At end of year	—	37,300,351	46,260,922

38.	PENSION LIABILITIES

The Group has a funded, non-contributory defined benefit and actuarially computed pension plan, covering substantially all permanent employees of five of its subsidiaries. The defined benefit plans are administered by an Investment Manager and/or Trustee bank.

The most recent actuarial valuation of the plan assets and the present value of the defined benefit obligation were carried out at December 31, 2015. The present value of the defined benefit obligation, and the related current year service cost and past service cost, were measured using the Projected Unit Credit method.

The principal assumptions used for the purposes of the actuarial valuations were as follows:

	Valuation at December 31
	2013	2014	2015

Discount rate	4.5%	3.3%-8.5%	3.4%-9.3%
Expected rate of salary increase	4.0%	2.0%-10.0%	3.0%-10.0%

Amounts recognized in profit or loss and other comprehensive income in respect of this defined benefit plan are as follows:

	2013	2014	2015
	MYR	MYR	MYR

Current service cost	90,400	416,113	973,935
Net interest cost on defined benefit obligation	26,017	115,483	120,152
Amortization of actuarial gain	—	(2,594)	—

Component of defined benefit costs recognized in profit or loss	116,417	529,002	1,094,087

	2013	2014	2015
	MYR	MYR	MYR

Remeasurement on the net defined benefit liability:

Actuarial gain/(loss) due to:
Change in financial assumptions	82,050	26,041	29,748
Experience adjustments	66,260	(22,648)	(4,539)
Changes in demographic assumptions	13,565	—	164,410
Remeasurement loss on plan assets	(2,670)	(629)	(7,910)

Components of defined benefit cost recognized in other comprehensive income	159,205	2,764	181,709

The amount included in the consolidated statements of financial position arising from the Group’s obligation in respect of its defined benefit plans is as follows:

	2013	2014	2015
	MYR	MYR	MYR

Present value of defined benefit obligation	(374,116)	(909,295)	(1,850,020)
Fair value of plan assets	279,480	306,375	369,151

Pension liability	(94,636)	(602,920)	(1,480,869)

Movements in the present value of the defined benefit obligation in the current year are as follows:

	2013	2014	2015
	MYR	MYR	MYR

Present value of defined benefit obligation:

At beginning of year	(423,135)	(374,116)	(909,295)
Current service cost	(90,400)	(416,113)	(973,935)
Interest cost	(26,017)	(115,483)	(120,152)
Actuarial loss/(gain) due to:
Changes in financial assumptions	82,050	26,041	29,748
Experience adjustments	66,260	(22,648)	(4,539)
Effect of foreign currency translation	3,561	(32,686)	(123,156)
Changes in demographic assumptions	13,565	—	164,410
Amortization of actuarial gain	—	2,594	—
Benefits paid	—	23,116	86,899

At end of year	(374,116)	(909,295)	(1,850,020)

Fair value of plan assets:

At beginning of year	—	279,480	306,375
Contributions made	282,150	—	—
Interest income	—	13,220	17,694
Actuarial loss on plan assets	(2,670)	(629)	(7,910)
Effect of foreign currency translation	—	14,304	52,992

At end of year	279,480	306,375	369,151

The distribution of plan assets as of December 31, is as follows:

	2013	2014	2015
	MYR	MYR	MYR

Cash and cash equivalents	3.30%	30.14%	15.40%
Investments in government securities	95.93%	68.12%	82.76%
Accrued interest receivable	0.78%	0.66%	0.66%
Expected earnings for the fourth quarter	—	1.09%	1.19%
Trust fee payables	(0.01%)	(0.01%)	(0.01%)

At end of year	100.00%	100.00%	100.00%

The carrying amounts disclosed above reasonably approximate fair values at each financial year-end.

Sensitivity analysis has been determined based on reasonably possible changes of each significant assumption on the retirement benefit obligation as of the end of reporting period, assuming all other assumptions were held constant.

		Defined benefit obligation
		MYR

Discount rate	-1.00%	1,293,928
Salary rate	+1.00%	1,476,106

39.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents included in the statements of cash flows comprise the following amounts in the statements of financial position:

	2013	2014	2015
	MYR	MYR	MYR

Cash and bank balances	38,133,264	131,932,596	86,719,855
Deposits and placement with licensed financial institutions	11,596,224	18,638,209	7,342,579

Total	49,729,488	150,570,805	94,062,434

40.	DEFERRED REVENUE

	2013	2014	2015
	MYR	MYR	MYR

MOLPoints	6,296,993	9,292,940	14,529,687
MOLPay	—	—	21,506
MMOG Asia	—	1,829,193	1,139,160
Others	—	—	20,339

	6,296,993	11,122,133	15,710,692

41.	OPERATING LEASE COMMITMENT

The Group has entered into non-cancellable operating lease agreements for the use of office buildings.

The future aggregate minimum lease payments under non-cancellable operating leases contracted for as of the reporting date but not recognized as liabilities are as follows:

	2013	2014	2015
	MYR	MYR	MYR

Future minimum lease payments:
Not later than 1 year	2,549,304	2,961,341	3,445,985
Later than 1 year and not later than 5 years	2,349,850	3,027,505	2,232,775

	4,899,154	5,988,846	5,678,760

42.	EMPLOYEE SHARE OPTIONS SCHEME (“ESOS”)

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

Prior to the cancellation, the option fair values and vesting period at inception of the share-based compensation awards were as follows:

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

Each employee share option converts into one ordinary share of MOL Global, Inc. when exercised. No amounts were paid or payable by the recipient on receipt of the option. The options carried neither rights to dividends nor voting rights. The option was exercisable exercised at any time after vesting to the date of their expiry.

The Group measured the fair value of goods or services received as consideration for the share option granted indirectly, by reference to the fair value of the share options granted.

In addition to the above vesting conditions, the employees also agreed not to offer, pledge, sell, contract to sell, sell any portion or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of any option shares within the shares options agreement and continuing to and including the date that was 180 days after the Initial Public Offering.

Fair value of the share options

The weighted average fair values of the share options granted were as follows:

	2013	2014	2015
	USD	USD	USD

Senior Executives Share Option Plan	—	6.50	—
General Employees Share Option Plan	—	6.31	—

The options were valued using the Monte Carlo Simulation pricing model.

Inputs to the model

	Senior Executives Share Option Plan 6,12,24 and 36 months from effective date, June 19, 2014	General Employees Share Option Plan 6,12,18,24,30,36,42,48,54 and 60 months from effective date, September 18, 2014
Grant date

Grant date ordinary share price (USD)	13.33	13.50
Exercise price (USD)	8.30	12.15
Expected life (years)	5	5
Expected volatility:
Annual equivalent	35%	40%
Risk-free interest rate:
Annual equivalent	1.68%	2.61%

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

The expected life used in the model was adjusted based on management’s best estimate for the effects of non-transferability, exercise restrictions (including the profitability of meeting market conditions attached to the option), and behavioural considerations. The expected volatility was estimated based on the historical daily share price volatility of comparable companies over a historical period commensurated with the locked-up period of the option shares. Risk free rate used was based on the yield on a United States Treasury Bond as of the grant date with the tenor matching the contractual term of the share options. To allow for the effects of early exercise, it was assumed that the employees would exercise the options after vesting date when the share price is 2.8x multiplied with the exercise price. Historically, the Company have declared dividends, hence the expected dividend yield is zero.

The share-based compensation expense for employee services received recognized in the statements of profit or loss and other comprehensive income is as follows:

	2013	2014	2015
	MYR	MYR	MYR

Senior Executives Share Option Plan	—	7,602,994	33,870,745
General Employees Share Option Plan	—	8,067,295	51,947,685

Recognized in the statements of profit or loss and other comprehensive income	—	15,670,289	85,818,430
Foreign exchange difference	—	63,817	—

Recognized in statements of changes in equity	—	15,734,106	85,818,430

The total amount of unrecognized share-based compensation expense related to the grants is as follows:

	2013	2014	2015
	MYR	MYR	MYR

Senior Executives Share Option Plan	—	32,474,135	—
General Employees Share Option Plan	—	53,186,070	—

	—	85,660,205	—

The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movement of ordinary share options during the year:

	2014	2015	2014
	Number	Number	WAEP
			MYR

Outstanding at January 1	—	1,766,920	—
Senior Executives Share Option Plan	1,766,920	—	29.00
Senior Executives Share Option Plan (forfeited)	—	(58,897)
Cancellation of plan	—	(1,708,023)

Outstanding at December 31	1,766,920	—

Outstanding at January 1	—	2,780,630
General Employees Share Option Plan	3,059,425	—	39.31
Reversed due to resignation	—	(112,374)
General Employees Share Option Plan (forfeited)	(278,795)	(129,499)	39.31
Cancellation of plan	—	(2,538,757)

Outstanding at December 31	2,780,630	—

Total	4,547,550	—	56.40

The weighted average remaining contractual life for the ordinary share options outstanding as of December 31, 2014 was 7.94 years.

43.	BUSINESS COMBINATIONS

43.1	Acquisitions of subsidiaries

As disclosed in Note 17, the subsidiaries acquired by the Group during the financial year ended December 31, 2013 and 2014 were as follows:

Name of Subsidiaries	Date of Acquisition	Proportion of ownership interest and voting power held	Purchase Consideration
			MYR

2013
MOL Turkey and GameSultan	19.02.2013	70.00%	65,018,564

Nganluong	01.03.2013	50.00%	15,641,250

MOLCube	01.04.2013	85.30%	100,000

MMOG Thai	01.01.2013	49.00%	49,000

			80,808,814

2014
Easy2Pay	06.05.2014	60.00%	6,046,178

PaybyMe	15.09.2014	51.00%	30,282,121

MOL Wallet	28.04.2014	100.00%	2

			36,328,301

43.2	Considerations transferred and goodwill arising on acquisitions

	MOL Turkey and GameSultan	Nganluong	MOLCube	MMOG Thai	Total
	MYR	MYR	MYR	MYR	MYR
2013

Cash paid	41,894,437	15,641,250	100,000	—	57,635,687
Non-cash considerations	23,124,127	—	—	49,000	23,173,127

Total purchase considerations	65,018,564	15,641,250	100,000	49,000	80,808,814

Non-controlling interests	8,500,537	5,224,888	(12,706)	40,934	13,753,653
Fair value of identifiable net (assets)/ liabilities acquired (Note 43.3)	(28,335,119)	(10,449,776)	86,435	(89,934)	(38,788,394)

Goodwill arising on acquisitions (Note 21)	45,183,982	10,416,362	173,729	—	55,774,073

	Easy2Pay	PaybyMe	MOL Wallet	Total
	MYR	MYR	MYR	MYR
2014

Cash paid	6,046,178	29,080,121	2	35,126,301
Non-cash considerations	—	1,202,000	—	1,202,000

Total purchase considerations	6,046,178	30,282,121	2	36,328,301

Non-controlling interests	2,437,361	6,344,182	—	8,781,543
Fair value of identifiable net (assets)/liabilities acquired (Note 43.3)	(6,062,278)	(12,947,310)	17,962	(18,991,626)

	2,421,261	23,678,993	17,964	26,118,218

Goodwill arising on acquisitions (Note 21)	2,421,261	23,678,993	—	26,100,254
Bargain purchase gain arising on acquisition (Note 12)	—	—	17,964	17,964

	2,421,261	23,678,993	17,964	26,118,218

The interest of non-controlling shareholders recognized at the acquisition date was measured at the non-controlling interests’ proportionate share of the fair value of the acquirees’ identifiable net assets.

Goodwill arose in the acquisitions of these subsidiaries because the cost of combination included a control premium. In addition, the consideration paid for the combination effectively included amounts in relation to the benefit of expected synergies, revenue growth, future market development and the assembled workforce of these subsidiaries. These benefits were not separately recognized from goodwill because they did not meet the recognition criteria for identifiable intangible assets.

The initial accounting for the above business combinations was incomplete at the end of the reporting period and subject to the finalization by management. Those provisional amounts were adjusted during the measurement period, or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognized as of that date.

The measurement period was the period from the date of acquisition to the date the Group obtains complete information about facts and circumstances that existed as of the acquisition date and was subject to a maximum of one year.

43.3	Fair value of assets acquired and liabilities assumed at the date of acquisitions

	MOL Turkey and GameSultan MYR	Nganluong MYR	MOLCube MYR	MMOG Thai MYR	Total MYR
2013

Non-current assets
Property, plant and equipment	255,991	160,404	34,028	61,033	511,456
Intangible assets	27,081,406	—	—	—	27,081,406

Current assets
Inventories	2,327,726	—	—	—	2,327,726
Trade receivables	10,588,378	796,238	—	—	11,384,616
Other receivables, deposits and prepaid expenses	373,678	1,727,032	19,999	168,216	2,288,925
Cash and bank balances	2,278,259	10,925,089	25,932	2,536	13,231,816

Non-current liabilities
Deferred tax liabilities	(6,770,352)	—	—	—	(6,770,352)

Current liabilities
Trade payables	(5,795,240)	(132)	—	—	(5,795,372)
Other payables and accrued expenses	(1,635,916)	(3,158,855)	(166,394)	(141,851)	(5,103,016)
Tax liabilities	(368,811)	—	—	—	(368,811)

Net identifiable assets/(liabilities)	28,335,119	10,449,776	(86,435)	89,934	38,788,394

	Easy2Pay MYR	PaybyMe MYR	MOL Wallet MYR	Total MYR
2014

Non-current assets
Property, plant and equipment	104,358	86,069	75,650	266,077
Intangible assets	4,189,089	11,671,082	—	15,860,171
Deferred tax assets	—	11,562	—	11,562

Current assets
Inventories	—	100,965	—	100,965
Trade receivables	5,316,801	6,980,139	—	12,296,940
Other receivables, deposits and prepaid expenses	1,096,099	2,150,568	—	3,246,667
Cash and bank balances	7,418,421	6,764,130	—	14,182,551

Non-current liabilities
Deferred tax liabilities	(837,818)	(2,966,604)	—	(3,804,422)

Current liabilities
Trade payables	(7,661,363)	(8,248,031)	—	(15,909,394)
Other payables and accrued expenses	(3,331,542)	(100,783)	—	(3,432,325)
Amount due to other related parties	—	—	(93,612)	(93,612)
Deferred revenue	—	(3,116,578)	—	(3,116,578)
Tax liabilities	(231,767)	(385,209)	—	(616,976)

Net identifiable assets/(liabilities)	6,062,278	12,947,310	(17,962)	18,991,626

43.4	Net cash outflow on acquisitions of subsidiaries

	MOL Turkey and GameSultan MYR	Nganluong MYR	MOLCube MYR	MMOG Thai MYR	Total MYR
2013

Considerations paid in cash	(41,894,437)	(15,641,250)	(100,000)	—	(57,635,687)
Cash and cash equivalents acquired	2,278,259	10,925,089	25,932	2,536	13,231,816

Net cash inflow/(outflow) on acquisitions	(39,616,178)	(4,716,161)	(74,068)	2,536	(44,403,871)

	Easy2Pay MYR	PaybyMe MYR	MOL Wallet MYR	Total MYR
2014

Considerations paid in cash	(6,046,178)	(29,080,121)	(2)	(35,126,301)
Cash and cash equivalents acquired	7,418,421	6,764,130	—	14,182,551

Net cash inflow/(outflow) on acquisitions	1,372,243	(22,315,991)	(2)	(20,943,750)

43.5	Impact of acquisitions on the results of the Group

The acquired subsidiaries have contributed the following results to the Group during the financial year:

2013

	MOL Turkey MYR	GameSultan MYR	Nganluong MYR	MOLCube MYR	MMOG Thai MYR

Revenue	13,021,563	10,154,095	7,062,561	—	261,603
Profit/(Loss) for the year	1,218,615	5,845,338	658,384	(425,363)	(239,731)

2014

	Easy2Pay MYR	PaybyMe MYR	MOL Wallet MYR

Revenue	7,219,764	12,589,741	—
Profit/(Loss) for the year	1,369,662	537,614	(135,427)

If the acquisitions had occurred on January 1, 2013, the Group’s results for the current financial year would have been as follows:

	MOL Turkey MYR	GameSultan MYR	Nganluong MYR	MOLCube MYR	MMOG Thai MYR

Revenue	173,754,280	173,315,304	172,559,653	171,518,303	171,518,303
Profit for the year	18,076,870	19,295,456	18,640,597	18,557,526	18,672,525

If the acquisition has occurred on January 1, 2014, the Group’s results for the current financial year would have been as follows:

	Easy2Pay MYR	PaybyMe MYR	MOL Wallet MYR

Revenue	204,312,016	233,088,663	202,713,170
Loss for the year	(17,756,216)	(13,781,525)	(17,921,007)

As of December 31, 2014, the Group was undergoing an exercise to determine the fair values to be assigned to identifiable assets, liabilities and contingent liabilities (if any) pursuant to the requirements on IFRS 3 Business Combinations.

During the financial year, the Group completed the purchase price allocation exercise to determine the fair values assigned to PaybyMe’s identifiable assets and liabilities acquired in the previous financial year pursuant to the requirements of IFRS 3 Business Combinations. Upon finalisation of this exercise, the resulting goodwill on consolidation was adjusted accordingly as follows:

	Fair value MYR	Provisional fair value MYR	Fair value adjustments MYR

Cash considerations paid	29,080,121	29,080,121	—
Non-cash consideration	1,202,000	1,202,000	—
Non-controlling interests	6,228,893	6,344,182	(115,289)

	36,511,014	36,626,303	(115,289)

Property, plant and equipment	86,069	86,069	—
Intangible assets	11,376,979	11,671,082	(294,103)
Deferred tax assets	11,562	11,562	—
Inventories	100,965	100,965	—
Trade receivables	14,711,005	6,980,139	7,730,866
Other receivables, deposits and prepaid expenses	2,150,568	2,150,568	—
Cash and bank balances	6,764,130	6,764,130	—
Deferred tax liabilities	(2,907,784)	(2,966,604)	58,820
Trade payables	(17,218,122)	(8,248,031)	(8,970,091)
Other payables and accrued expenses	(100,783)	(100,783)	—
Deferred revenue	(3,116,578)	(3,116,578)	—
Tax liabilities	(385,209)	(385,209)	—

Net assets	11,472,802	12,947,310	(1,474,508)

Goodwill/Provisional goodwill arising from acquisition (Note 21)	25,038,212	23,678,993	1,359,219

Significant management judgement was involved in determining the fair value of these identifiable assets and liabilities based on acceptable valuation procedures and practices that rely on the use of numerous reasonable assumptions.

44.	DISPOSAL OF A SUBSIDIARY

On March 11, 2014, the Group disposed of Gamebox Sdn. Bhd. which carried out the wholesale and distribution of computer software & computer games.

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

45.3	Categories of Financial Instruments

	2013 MYR	2014 MYR	2015 MYR
		(Restated, see Note 48)

Financial Assets
Available-for-sale financial assets (Note 24)	—	806,627	—

Loans and receivables:
Trade receivables (Note 26)	33,820,107	58,300,667	104,105,339
Other receivables and deposits (Note 27)	8,786,805	12,551,454	57,993,943
Finance lease receivables (Note 22)	572,377	558,668	459,427
Amount due from associates (Note 28)	216,848	—	—
Amount due from other related parties (Note 28)	584,951	959,623	3,843,339
Cash and bank balances and restricted cash (Note 29)	54,561,923	184,963,464	137,622,956

Total loans and receivables	98,543,011	258,140,503	304,025,004

Financial Liabilities

Financial liabilities at FVTPL:
Derivative financial liabilities (Note 36)	26,164,107	—	—

Other financial liabilities:
Trade payables (Note 34)	48,009,555	82,342,742	124,576,775
Other payables (Note 35)	19,912,049	19,498,352	59,889,749
Financial liability on in-substance forward (Note 37)	—	37,300,351	46,260,922
Amount due to other related parties (Note 28)	30,747,913	602,486	1,175,153
Borrowings (Note 32)	73,014,866	55,734,044	17,789,506

Total financial liabilities	197,848,490	195,477,975	249,692,105

45.4	Financial Risk Management Objectives and Policies

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

Sensitivity analysis for interest rate risk

At December 31, 2015, if interest rates had been 50 basis points lower/higher, with all other variables held constant, the Group’s post-tax loss for the financial year would have been MYRNil (2014: MYR98,455; 2013: MYR107,259) higher/lower, arising mainly as a result of lower/higher finance costs on floating rate borrowings. The assumed movement in basis points for interest rate sensitivity analysis is based on a prudent estimate of the current market environment.

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

The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities that are not in respective subsidiaries’ functional currency at the end of the reporting period are as follows:

Assets The Group		Trade and other receivables, deposits, excluding prepaid expenses MYR	Cash and bank balances MYR	Total exposure MYR
2013
Functional currency	Foreign currency

RM	SGD	95,750	2,858	98,608
RM	USD	562,965	79,450	642,415
RM	VND	—	1,460	1,460
RM	EUR	16,831	92,298	109,129
RM	HKD	—	1,525	1,525

Liabilities The Group		Trade and other payables, excluding accrued expenses MYR	Derivative financial liability MYR	Total exposure MYR
2013
Functional currency	Foreign currency

RM	INR	(8,352)	—	(8,352)
RM	PHP	(400)	—	(400)
RM	SGD	21,731	—	21,731
RM	TRY	—	(26,164,107)	(26,164,107)
RM	USD	(7,672,899)	—	(7,672,899)
RM	GBP	(3,225)	—	(3,225)
THB	RM	9,758,568	—	9,758,568

Assets The Group 2014		Trade and other receivables, deposits, excluding prepaid expenses MYR	Cash and bank balances MYR	Amount due from other related parties MYR	Total exposure MYR
Functional currency	Foreign currency

RM	PHP	9,341	—	—	9,341
RM	SGD	154,780	154,684	73,953	383,417
RM	THB	73,953	74,886	15,217	164,056
RM	USD	1,472,096	1,583,373	—	3,055,469
RM	VND	—	545	—	545
RM	EUR	68,082	130,565	—	198,647
RM	HKD	—	2,602	—	2,602
IDR	USD	—	3,255	—	3,255
THB	RM	608,814	1,188,115	—	1,796,929
THB	USD	—	—	144,072	144,072
PHP	USD	—	35,443	—	35,443
AUD	NZD	31,075	—	—	31,075
VND	USD	—	4,316	—	4,316
TRY	USD	85,390	1,017	—	86,407
TRY	EUR	21,787	34	—	21,821

Liabilities The Group 2014		Trade and other payables, excluding accrued expenses MYR	Amount due to other related parties MYR	Financial liability on in- substance forward MYR	Total exposure MYR
Functional currency	Foreign currency

RM	AUD	(13,373)	—	—	(13,373)
RM	IDR	(178,077)	—	—	(178,077)
RM	INR	(7,376)	—	—	(7,376)
RM	PHP	(63,047)	—	—	(63,047)
RM	SGD	(49,238)	(37,959)	—	(87,197)
RM	THB	(178,217)	—	—	(178,217)
RM	TRY	(1,797)	—	(37,300,351)	(37,302,148)
RM	USD	(5,742,738)	—	—	(5,742,738)
RM	VND	(2,933)	—	—	(2,933)
RM	HKD	(2,692)	—	—	(2,692)
RM	NZD	(43)	—	—	(43)
THB	RM	(1,848,715)	—	—	(1,848,715)
THB	USD	(21,455)	—	—	(21,455)
TRY	USD	(610,312)	—	—	(610,312)
TRY	EUR	(512,313)	—	—	(512,313)

Assets The Group 2015		Trade and other receivables, deposits, excluding prepaid expenses MYR	Cash and bank balances MYR	Amount due from other related parties MYR	Total exposure MYR
Functional currency	Foreign currency

RM	PHP	7,365	493,351	—	500,716
RM	SGD	82,052	49,607	1,890,457	2,022,116
RM	THB	85,719	647,880	13,138	746,737
RM	USD	1,148,700	36,149,823	—	37,298,523
RM	EUR	63,565	146,562	—	210,127
RM	HKD	4,023	1,665	—	5,688
IDR	USD	2	34,965	—	34,967
THB	RM	—	812	—	812
THB	USD	682,798	—	111,140	793,938
PHP	USD	—	99,656	—	99,656
USD	BLR	829,603	1,316,112	—	2,145,715
AUD	USD	14,982	—	—	14,982
AUD	NZD	—	78,178	—	78,178
VND	USD	—	338	—	338
SGD	USD	—	65,540	—	65,540
TRY	USD	193,748	705,588	—	899,336
TRY	EUR	117,171	173,167	—	290,338
TRY	AED	1,149,573	—	—	1,149,573
TRY	BHD	147,008	—	—	147,008
TRY	EGP	3,589,046	—	—	3,589,046
TRY	IQD	392,341	—	—	392,341
TRY	JOD	480	—	—	480
TRY	KWD	572,819	156,405	—	729,224
TRY	OMR	344,135	—	—	344,135
TRY	QAR	477,505	—	—	477,505
TRY	SAR	5,866,149	—	—	5,866,149
TRY	TND	8,477	—	—	8,477

Liabilities The Group 2015		Trade and other payables, excluding accrued expenses MYR	Amount due to other related parties MYR	Financial liability on in- substance forward MYR	Total exposure MYR
Functional currency	Foreign currency

RM	AUD	(77,214)	—	—	(77,214)
RM	IDR	(151,003)	—	—	(151,003)
RM	INR	(8,665)	—	—	(8,665)
RM	PHP	(313,246)	—	—	(313,246)
RM	SGD	(456,191)	(4,760)	—	(460,951)
RM	THB	(61,112)	—	—	(61,112)
RM	TRY	3,846,859	—	(46,260,922)	(42,414,063)
RM	USD	(3,641,661)	—	—	(3,641,661)
RM	VND	(207,364)	—	—	(207,364)
RM	NTD	(111,865)	—	—	(111,865)
RM	BRL	(22,772)	—	—	(22,772)
RM	EUR	(47,022)	—	—	(47,022)
RM	HKD	(5,605)	—	—	(5,605)
RM	NZD	(17,352)	—	—	(17,352)
THB	PHP	(24,492)	—	—	(24,492)
THB	EUR	(1,870)	—	—	(1,870)
THB	USD	(571,022)	—	—	(571,022)
PHP	USD	(742,216)	—	—	(742,216)
USD	BLR	(28,536)	—	—	(28,536)
USD	SGD	—	(65,457)	—	(65,457)
TRY	USD	(710,408)	—	—	(710,408)
TRY	EUR	(588,465)	—	—	(588,465)
TRY	AED	(885,505)	—	—	(885,505)
TRY	BHD	(64,687)	—	—	(64,687)
TRY	EGP	(2,253,050)	—	—	(2,253,050)
TRY	IQD	(269,057)	—	—	(269,057)
TRY	JOD	(11,534)	—	—	(11,534)
TRY	KWD	(273,183)	—	—	(273,183)
TRY	OMR	(206,580)	—	—	(206,580)
TRY	QAR	(165,621)	—	—	(165,621)
TRY	SAR	(4,192,761)	—	—	(4,192,761)
TRY	TND	(7,181)	—	—	(7,181)

Group’s foreign currency sensitivity

5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign exchange rates.

If the MYR strengthened/weakened by 5% against the foreign currencies with all other variables held constant, the Group’s post-tax profit for the financial year would have been MYR34,494 (2014: MYR2,031,662; 2013: MYR1,160,777) lower/higher.

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

The Group’s holding of cash and short-term deposits, together with committed funding facilities and net cash flow from operations, are expected to be sufficient to cover its cash flow needs.

The Group financed its operations by shareholders’ equity, bank borrowings, amounts due to related parties and internal financial resources. As of December 31, 2015, the Group has net current assets of MYR88,432,010 and net current assets of MYR115,438,953 as of December 31, 2014 and net current liabilities of MYR77,713,061 as of December 31, 2013. The Group has implemented a number of measures to mitigate the liquidity risk. Taking into account further advances from the related parties or shareholders as well as the estimated future cash inflows from the Group’s operations. The Directors are of the view that the Group will have sufficient positive cash flows to support the Group to operate on a going concern basis for at least the next twelve months from the end of the reporting period. Accordingly, the Directors believe that the Group has the ability to continue with its current line of business and meet its other financial obligations. Hence, the consolidated financial statements have been prepared on a going concern basis.

The table below summarizes the maturity profile of the Group’s financial liabilities as at the reporting date. The table was prepared based on the undiscounted cash flows on financial liabilities on the basis of the earliest date at which the Group can be required to pay. The table includes both interest and principal cash flows.

	Weighted average effective interest rate %	On demand or within 1 year MYR	Within 2 to 5 years MYR	After 5 years MYR	Total MYR	Carrying amount MYR

2013
Non-interest bearing	—	124,833,624	—	—	124,833,624	124,833,624
Variable interest rate instruments	7.63% - 7.88%	220,167	595,512	1,439,752	2,255,431	2,145,185
Fixed interest rate instruments	2.59% - 7.25%	74,394,544	1,485,488	—	75,880,032	70,869,681

		199,448,335	2,081,000	1,439,752	202,969,087	197,848,490

2014
Non-interest bearing	—	102,443,580	37,300,351	—	139,743,931	139,743,931
Variable interest rate instruments	7.40% - 7.88%	206,097	822,685	1,752,670	2,781,452	1,969,102
Fixed interest rate instruments	2.59% - 7.25%	56,423,172	1,237,359	—	57,660,531	53,764,942

		159,072,849	39,360,395	1,752,670	200,185,914	195,477,975

2015
Non-interest bearing	—	205,500,142	26,402,457	—	231,902,599	231,902,599
Fixed interest rate instruments	2.59% - 10.00%	17,231,259	2,367,693	—	19,598,952	17,789,506

		222,731,401	28,770,150	—	251,501,551	249,692,105

(iv)	Credit risk

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

The Group has significant concentration of credit risk from its affiliate amounting to MYR23,830,401 (2014: MYR14,030,525; 2013: MYR3,015,095).

The maximum credit exposure of the Group, without taking into account the fair value of any collateral, is represented by its carrying amounts of financial assets.

(v)	Other price risk

The Group is exposed to equity price risks arising from equity investments. Equity investments are held for strategic rather than trading purposes. The Group does not actively trade these investments.

Equity price sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to equity price risks at the end of the reporting period.

If equity prices had been 5% higher/lower:

•	Profit for the year ended December 31, 2015 would have been unaffected as the equity investments are classified as available-for-sale; and

•	Other comprehensive income for the year ended December 31, 2015 would increase/decrease by MYRNil (2014: MYR40,331; 2013: MYRNil) as a result of the changes in fair value of available-for-sale financial assets.

(vi)	Fair Values

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

The methodologies used in arriving at the fair values of the principal financial assets and financial liabilities of the Group are as follows:

•	Cash and cash equivalents, trade and other receivables, amount due from associates, amount due from related parties, trade and other payables and short-term borrowings: The carrying amounts are considered to approximate the fair values as they are either within the normal credit terms or they have short-term maturity period.

•	Non-current finance receivables: The fair value represents a present value of discounted estimated future cash flows with the use of market rates effective at the end of reporting period.

•	Available-for-sale financial assets: Marketable securities quoted in an active market are carried at market value.

•	Derivative instruments: The fair values of the derivative financial liabilities were estimated using Monte Carlo or Trinomial Option Pricing Simulation method.

•	Long-term borrowings: The fair values of long-term borrowings are determined by estimating future cash flows on a borrowing-by-borrowing basis, and discounting these future cash flows using an interest rate which takes into consideration the Group’s incremental borrowing rate at year end for similar types of debt arrangements.

As of December 31, 2013, 2014 and 2015, the fair value of financial assets and financial liabilities were not significantly different from their carrying value.

Fair value measurements recognized in the statements of financial position

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
(As restated, See Note 48)

Financial assets at FVTPL
Available-for-sale financial assets	806,627	—	—	806,627

Financial liabilities at FVTPL
Derivative financial liability	—	—	—	—

The following table shows a reconciliation from the beginning balances to the ending balances for fair value measurements in Level 3 of the fair value hierarchy:

	2013	2014	2015
	MYR	MYR	MYR
		(As restated, See Note 48)

As of January 1	—	26,164,107	—
Acquisition of subsidiaries (Note 43)	23,124,127	—	—
Exercise of put options (Note 36)	—	(22,428,031)	—
Derivative fair value adjustment (Note 12)	3,039,980	(3,736,076)	—

As of December 31	26,164,107	—	—

Fair value of the Group’s financial instruments that are measured at fair value on a recurring basis

The Group’s derivative is measured at fair value at the end of each reporting period. The following table gives information about how the fair value of the financial liability is determined (in particular, the valuation technique and inputs used).

Financial instruments	Fair value			Fair value	Valuation technique and key	Significant unobservable	Relationship of unobservable inputs
	2013	2014	2015	hierarchy	inputs	inputs	to fair value
	MYR	MYR	MYR

MOL Turkey and GameSultan - Put option (Note 36)	26,164,107	—	—	Level 3	Monte Carlo Simulation method	Share price, correlation in share price, revenue multiple and gross profit multiple	Higher positive correlation between revenue multiple, gross profit multiple and share price, lower the value of option

If the above unobservable inputs to the valuation model of put option were 5% higher/lower, the carrying amount of the put option would increase/decrease by approximately MYRNil (2014: MYRNil; 2013: MYR1,247,000).

46.	CONTINGENCIES

Between November 24, 2014 and December 2, 2014, three putative class actions were commenced against, among others, MOL Global, Inc. (‘MOL’) and certain of its officers and directors, in the United States District Court for the Southern District of New York captioned Freedman v. MOL Global, Inc., et al., 14 CV 9357 (WHP), Grodko v. MOL Global, Inc., et al., 14 CV 9397 (WHP) and Jewell v. MOL Global, Inc., et al., 14 CV 9493 (WHP). Each asserts claims under Sections 11 and 15 of the Securities Act of 1933 on behalf of investors who acquired MOL American Depository Shares (‘ADSs’) between October 9, 2014 and November 20, 2014, and/or who acquired ADSs pursuant and/or traceable to the Registration Statement and Prospectus issued in connection with MOL’s October 9, 2014 initial public offering. The Freedman and Grodko actions also assert claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934.

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

47.	SIGNIFICANT EVENT SUBSEQUENT TO THE END OF THE REPORTING PERIOD

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

48.	PRIOR YEAR ADJUSTMENTS

As disclosed in Note 37, MOLAP is required to recognize a gross obligations for the present value of the redemption amount of the Put Option because the Sellers have the right to require MOLAP to pay the counterparty cash or another financial asset in exchange for the Option Shares.

The total gross obligations and unwinding of discount and change in estimates of gross obligations that should be recognized in the consolidated financial statements of the Group as of and for the year ended December 31, 2014 was MYR37,300,351 and MYR3,154,269 respectively. Accordingly, a restatement has been made to the financial statements for the year ended December 31, 2014 and the following accounts have been restated:

	As previously reported	Prior year adjustment	As restated
	MYR	MYR	MYR
The Group

As of December 31, 2014
Statement of financial position:
Put option written on non-controlling interest	—	(32,944,082)	(32,944,082)
Accumulated losses	(82,296,835)	(3,154,269)	(85,451,104)
Derivative financial liability	1,202,000	(1,202,000)	—
Financial liability on in-substance forward	—	(37,300,351)	(37,300,351)

For the year ended December 31, 2014
Statement of profit or loss and other comprehensive income:
Finance costs	(5,987,252)	(3,154,269)	(9,141,521)
Loss for the year	(17,905,945)	(3,154,269)	(21,060,214)
Total comprehensive loss for the year	(7,191,266)	(3,154,269)	(10,345,535)
Loss per share – basic/diluted (sen)	(35.28)	(5.16)	(40.44)

49.	APPROVAL OF CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements were approved by the Board of Directors and authorized for issue on April 27, 2016.